1933 Act Registration No. 333-

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-14AE24

                        REGISTRATION STATEMENT UNDER THE
                             SECURITIES ACT OF 1933

[ ]      Pre-Effective                               [ ]      Post-Effective
         Amendment No.                                        Amendment No.

                            EVERGREEN MUNICIPAL TRUST
               [Exact Name of Registrant as Specified in Charter)

                 Area Code and Telephone Number: (617) 210-3200

                               200 Berkeley Street
                           Boston, Massachusetts 02116
                        -----------------------------------
                    (Address of Principal Executive Offices)

                          Rosemary D. Van Antwerp, Esq.
                     Keystone Investment Management Company
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                   -----------------------------------------
                     (Name and Address of Agent for Service)

                        Copies of All Correspondence to:
                             Robert N. Hickey, Esq.
                            Sullivan & Worcester LLP
                          1025 Connecticut Avenue, N.W.
                             Washington, D.C. 20036

         Approximate date of proposed public offering: As soon as possible after the effective date of this Registration Statement.

         The Registrant has registered an indefinite amount of securities under the Securities Act of 1933 pursuant to Section 24(f) under the Investment
Company Act of 1940 (File No. 333-36033); accordingly, no fee is payable herewith. Registrant is filing as an exhibit to this Registration Statement a copy of an earlier declaration under Rule 24f-2. Pursuant to Rule 429, this Registration Statement relates to the aforementioned registration on Form N-1A. A Rule 24f-2 Notice for the Registrant's fiscal year ending August 31, 1998 will be filed with the Commission on or about October 30, 1998.

         It is proposed that this filing will become effective on November 10, 1997 pursuant to Rule 488 of the Securities Act of 1933.

                            EVERGREEN MUNICIPAL TRUST

                              CROSS REFERENCE SHEET

                     Pursuant to Rule 481(a) under the Securities Act of 1933


                                                     Location in
Item of Part A of Form N-14                          Prospectus/Proxy
                                                     Statement

1.       Beginning of Registration                   Cross Reference Sheet;
         Statement and Outside                       Cover Page
         Front Cover Page of
         Prospectus

2.       Beginning and Outside                       Table of Contents
         Back Cover Page of
         Prospectus

3.       Fee Table, Synopsis and                     Comparison of Fees and
         Risk Factors                                Expenses; Summary;
                                                     Comparison of
                                                     Investment Objectives
                                                     and Policies; Risks

4.       Information About the                       Summary; Reasons for
         Transaction                                 the Reorganizations;
                                                     Comparative Information
                                                     on Shareholders'
                                                     Rights; Exhibits A-1
                                                     and A-2 (Agreements and
                                                     Plans of
                                                     Reorganization)

5.       Information about the                       Cover Page; Summary;
         Registrant                                  Risks; Comparison of
                                                     Investment Objectives
                                                     and Policies;
                                                     Comparative Information
                                                     on Shareholders'
                                                     Rights; Additional
                                                     Information

                                             Location in
Item of Part A of Form N-14                  Prospectus/Proxy
                                             Statement

6.       Information about the               Cover Page; Summary;
         Company Being Acquired              Risks; Comparison of
                                             Investment Objective
                                             and Policies;
                                             Comparative Information
                                             on Shareholders'
                                             Rights; Additional
                                             Information

7.       Voting Information                  Cover Page; Summary;
                                             Voting Information
                                             Concerning the Meeting

8.       Interest of Certain                 Financial Statements
         Persons and Experts                 and Experts; Legal
                                             Matters

9.       Additional Information              Inapplicable
         Required for Reoffering
         by Persons Deemed to be
         Underwriters

Item of Part B of Form N-14

10.      Cover Page                          Cover Page

11.      Table of Contents                   Omitted

12.      Additional Information              Statement of Additional
         About the Registrant                Information of the
                                             Evergreen Municipal
                                             Trust - Evergreen
                                             Florida Municipal Bond
                                             Fund dated November 10,
                                             1997

                                             Location in
Item of Part A of Form N-14                  Prospectus/Proxy
                                             Statement
13.      Additional Information              Statement of Additional
         about the Company Being             Information of
         Acquired                            Evergreen Investment
                                             Trust   -   Evergreen
                                             Florida   Municipal
                                             Bond  Fund  dated
                                             October 31, 1996,  as
                                             supplemented;
                                             Statement of
                                             Additional Information of
                                             Keystone  Florida Tax
                                             Free Fund  dated July
                                             21,     1997,      as
                                             supplemented

14.      Financial Statements                Financial Statements
                                             dated August 31, 1996
                                             and February 28, 1997
                                             of Evergreen Florida
                                             Municipal Bond Fund;
                                             Financial Statements of
                                             Keystone Florida Tax
                                             Free Fund dated March
                                             31, 1997; Pro Forma
                                             Financial Statements

Item of Part C of Form N-14
                                             Incorporated by
15.      Indemnification                     Reference to Part A
                                             Caption - "Comparative
                                             Information on
                                             Shareholders' Rights -
                                             Liability and
                                             Indemnification of
                                             Trustees"

16.      Exhibits                            Item 16.          Exhibits

17.      Undertakings                        Item 17.          Undertakings

                      EVERGREEN FLORIDA MUNICIPAL BOND FUND
                         KEYSTONE FLORIDA TAX FREE FUND
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116

November 14, 1997

Dear Shareholder,

I am writing to shareholders of the Evergreen Florida Municipal Bond Fund and the Keystone Florida Tax Free Fund to inform you of a Special Shareholders' meeting to be held on January 6, 1998. Before that meeting, I would like your vote on the important issues affecting your fund as described in the attached Prospectus/Proxy Statement.

The Prospectus/Proxy Statement includes the proposed reorganization of the Evergreen Florida Municipal Bond Fund and the Keystone Florida Tax Free Fund. All of the assets of both funds would be acquired by a new fund, the Evergreen Florida Municipal Bond Fund. Details about the new fund's investment objective, portfolio management team, performance, etc. are contained in the attached Prospectus/Proxy Statement.

The Boards of Trustees have unanimously approved the proposal and recommend that you vote FOR this proposal.

You will receive shares of the new fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares you held prior to the reorganization. This is a non-taxable event for shareholders.

I realize that this Prospectus/Proxy Statement will take time to review, but your vote is very important. Please take the time to familiarize yourself with the proposal presented and sign and return your proxy card(s) in the enclosed postage-paid envelope today. You may receive more than one proxy card if you own shares in more than one fund. Please sign and return each card you receive.

If we do not receive your completed proxy card(s) after several weeks, you may be contacted by our proxy solicitor, Shareholder Communications Corporation. They will remind you to vote your shares or will record your vote over the phone if you choose to vote in that manner. You may also call Shareholder Communications Corporation directly at 800-733- 8481 ext.404 and vote by phone.

Thank you for taking this matter seriously and participating in this important process.

Sincerely,


William M. Ennis
Managing Director
Evergreen Funds

November 1997

                                 IMPORTANT NEWS
                           FOR EVERGREEN SHAREHOLDERS

We encourage you to read the attached Prospectus/Proxy Statement in full; however, the following questions and answers represent some typical concerns that shareholders might have regarding this document.

Q: WHY IS EVERGREEN SENDING ME THIS PROSPECTUS/PROXY
STATEMENT?

Mutual funds are required to get shareholders' votes for certain types of changes. As a shareholder, you have a right to vote on major policy decisions, such as those included here.

Q: WHAT ARE THE ISSUES CONTAINED IN THIS PROSPECTUS/PROXY
STATEMENT?

You are being asked to vote to approve a proposal to reorganize the Evergreen Florida Municipal Bond Fund and the Keystone Florida Tax Free Fund into a new fund, also called Evergreen Florida Municipal Bond Fund. The new fund's investment objective is substantially the same as that of the former funds.

Q: HOW WILL THIS CHANGE AFFECT ME AS A FUND SHAREHOLDER?

The reorganization of these funds into the Evergreen Florida Municipal Bond Fund means that the former Evergreen Florida Municipal Bond Fund and the Keystone Florida Tax Free Fund would no longer exist after January 23, 1998. Shareholders would receive shares of the new Evergreen Florida Municipal Bond Fund in the same class, with the same letter designation, the same fees and the same contingent deferred sales charges as the shares held prior to the reorganization. This is a non-taxable event for shareholders.

Q: WHY IS EVERGREEN PROPOSING THIS CHANGE?

This proposal represents one of the final steps we are undertaking to unify the Evergreen and Keystone fund families. Shareholders can anticipate the following benefits:

         A comprehensive fund family with a common risk/reward spectrum

         The elimination of any overlap or gaps in fund offerings

         Reduced  confusion  surrounding  privileges  associated with each fund,
specifically  regarding  exchangeability,   letter  of  intent,  and  rights  of
accumulation.

         A user-friendly product line for both shareholders and investment professionals

         A single location for fund information, whether you're looking up funds in the newspaper or locating a Morningstar report on the Internet.

Q: HOW DO THE BOARD MEMBERS OF MY FUND RECOMMEND THAT I VOTE?

The Board members of each fund recommend that you vote in favor or FOR the proposal on the enclosed proxy card.

Q: WHOM DO I CALL FOR MORE INFORMATION OR TO PLACE MY VOTE?

Please call Shareholder Communications at 800-733-8481 ext.
404 for additional information. You can vote one of three ways:

         Use the enclosed proxy card to record your vote either FOR, AGAINST or ABSTAIN, then return the card in the postpaid envelope provided.
                                            or
         Complete the enclosed proxy card and FAX to 800-733- 1885.

         Call 800-733-8481 ext. 404 and record your vote by telephone.

Q: WHY ARE MULTIPLE CARDS ENCLOSED?

If you own shares of more than one fund, you will receive a proxy card for each fund you own. Please sign, date and return each proxy card you receive.

                  [SUBJECT TO COMPLETION, OCTOBER 10, 1997 PRELIMINARY COPY]


                      EVERGREEN FLORIDA MUNICIPAL BOND FUND
                         KEYSTONE FLORIDA TAX FREE FUND
                               200 BERKELEY STREET
                           BOSTON, MASSACHUSETTS 02116
                    NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON JANUARY 6, 1998


         Notice is hereby given that a Special Meeting (the "Meeting") of Shareholders of each of Evergreen Florida Municipal Bond Fund, a series of Evergreen Investment Trust, and Keystone Florida Tax Free Fund, a series of Keystone State Tax Free Fund, (each a "Fund"), will be held at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, Massachusetts 02116 on January 6, 1998 at 3:00 p.m. for the following purposes:

         1. To consider and act upon the Agreement and Plan of Reorganization (the "Plan") dated as of September 30, 1997, providing for the acquisition of all of the assets of the Fund by the Evergreen Florida Municipal Bond Fund, a series of Evergreen Municipal Trust, ("Evergreen Florida Bond") in exchange for shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities of the Fund. The Plan also provides for distribution of such shares of Evergreen Florida Bond to shareholders of the Fund in liquidation and subsequent termination of the Fund. A vote in favor of the Plan is a vote in favor of the liquidation and dissolution of the Fund.

         2. To transact any other business which may properly come before the Meeting or any adjournment or adjournments thereof.

         The Trustees of Evergreen Investment Trust on behalf of Evergreen Florida Municipal Bond Fund and the Trustees of Keystone State Tax Free Fund on behalf of Keystone Florida Tax Free Fund have fixed the close of business on November 10, 1997 as the record date for the determination of shareholders of each respective Fund entitled to notice of and to vote at the Meeting or any adjournment thereof.

     IT IS IMPORTANT THAT PROXIES BE RETURNED PROMPTLY. SHAREHOLDERS WHO DO NOT EXPECT TO ATTEND IN PERSON ARE URGED WITHOUT DELAY TO SIGN AND RETURN THE ENCLOSED PROXY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE, SO THAT THEIR SHARES MAY BE REPRESENTED AT THE MEETING. YOUR PROMPT

ATTENTION TO THE ENCLOSED PROXY WILL HELP TO AVOID THE EXPENSE OF FURTHER SOLICITATION.

                       By Order of the Boards of Trustees

                                                           George O. Martinez
                                                           Secretary

November 14, 1997

                     INSTRUCTIONS FOR EXECUTING PROXY CARDS

         The following general rules for signing proxy cards may be of assistance to you and may help to avoid the time and expense involved in validating your vote if you fail to sign your proxy card(s) properly.

         1. INDIVIDUAL ACCOUNTS: Sign you name exactly as it appears in the Registration on the proxy card(s).

         2. JOINT ACCOUNTS: Either party may sign, but the name of the party signing should conform exactly to a name shown in the Registration on the proxy card(s).

         3. ALL OTHER ACCOUNTS: The capacity of the individual signing the proxy card(s) should be indicated unless it is reflected in the form of Registration. For example:

REGISTRATION                                            VALID SIGNATURE

CORPORATE
ACCOUNTS
(1)  ABC Corp.                                          ABC Corp.
(2)  ABC Corp.                                          John Doe, Treasurer
(3)  ABC Corp.
c/o John Doe, Treasurer                                 John Doe, Treasurer
(4)  ABC Corp. Profit Sharing Plan                      John Doe, Trustee
TRUST ACCOUNTS
(1)  ABC Trust                                          Jane B. Doe, Trustee
(2)  Jane B. Doe, Trustee                               Jane B. Doe
u/t/d 12/28/78
CUSTODIAL OR ESTATE ACCOUNTS
(1)  John B. Smith, Cust.                               John B. Smith
f/b/o John B. Smith, Jr. UGMA
(2)  John B. Smith, Jr.                                 John B. Smith, Jr.,
                                                        Executor

               PROSPECTUS/PROXY STATEMENT DATED NOVEMBER 14, 1997

                            Acquisition of Assets of

                      EVERGREEN FLORIDA MUNICIPAL BOND FUND
                                   a series of
                           Evergreen Investment Trust
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                       and
                         KEYSTONE FLORIDA TAX FREE FUND
                                   a series of
                          Keystone State Tax Free Fund
                               200 Berkeley Street
                           Boston, Massachusetts 02116

                        By and in Exchange for Shares of

                      EVERGREEN FLORIDA MUNICIPAL BOND FUND
                                   a series of
                            Evergreen Municipal Trust
                               200 Berkeley Street
                           Boston, Massachusetts 02116

         This Prospectus/Proxy Statement is being furnished to shareholders of Evergreen Florida Municipal Bond Fund ("Evergreen Florida") and Keystone Florida Tax Free Fund ("Keystone Florida") in connection with a proposed Agreement and Plan of Reorganization (the "Plan") to be submitted to shareholders of each of Evergreen Florida and Keystone Florida for consideration at a Special Meeting of Shareholders to be held on January 6, 1998 at 3:00 p.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, and any adjournments thereof (the "Meeting"). Each Plan provides for all of the assets of Evergreen Florida and Keystone Florida, respectively, to be acquired by Evergreen Florida Municipal Bond Fund ("Evergreen Florida Bond") in exchange for shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities of Evergreen Florida and Keystone Florida, respectively (hereinafter referred to individually as the "Reorganization" or collectively as the "Reorganizations"). Evergreen Florida Bond, Evergreen Florida and Keystone Florida are sometimes hereinafter referred to individually as the "Fund" and collectively as the "Funds." Following the Reorganizations, shares of Evergreen Florida Bond will be distributed to shareholders of Evergreen Florida and Keystone Florida in liquidation of Evergreen Florida and Keystone Florida and such Funds will be terminated. Holders of shares of Evergreen Florida and Keystone Florida will receive shares of the class of Evergreen Florida Bond (the "Corresponding Shares") having the same letter designation and the same distribution-related fees, shareholder servicing-related fees and contingent deferred sales charges ("CDSCs"), if any, as the shares of the class of Evergreen Florida and Keystone Florida held by them prior to the Reorganizations. As a result of the proposed Reorganizations, shareholders of Evergreen Florida and Keystone Florida will receive that number of full and fractional Corresponding Shares of Evergreen Florida Bond having an aggregate net asset value equal to the aggregate net asset value of such shareholder's shares of Evergreen Florida or Keystone Florida. Each Reorganization is being structured as a tax-free reorganization for federal income tax purposes.

         Evergreen Florida Bond is a separate series of Evergreen Municipal Trust, an open-end management investment company registered under the Investment Company Act of 1940, as amended (the "1940 Act"). The investment objective of Evergreen Florida Bond is to seek current income exempt from federal regular income tax and the Florida state intangibles tax, consistent with the preservation of capital. Such investment objective is substantially identical to those of Evergreen Florida and Keystone Florida.

         This Prospectus/Proxy Statement, which should be retained for future reference, sets forth concisely the information about Evergreen Florida Bond that shareholders of Evergreen Florida and Keystone Florida should know before voting on the Reorganizations. Certain relevant documents listed below, which have been filed with the Securities and Exchange Commission ("SEC"), are incorporated in whole or in part by reference. A Statement of Additional Information dated November 14, 1997, relating to this Prospectus/Proxy Statement and the Reorganizations incorporating by reference the financial statements of Evergreen Florida dated August 31, 1996 and February 28, 1997 and Keystone Florida dated March 31, 1997, has been filed with the SEC and is incorporated by reference in its entirety into this Prospectus/Proxy Statement. Evergreen Florida Bond is a newly created series of Evergreen Municipal Trust and has had no operations to date. Consequently, there are no current financial statements of Evergreen Florida Bond. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Florida Bond at 200 Berkeley Street, Boston, Massachusetts 02116 or by calling toll-free 1-800-343-2898.

         The two Prospectuses of Evergreen Florida Bond dated November 10, 1997 are incorporated herein by reference in their entirety. The Prospectuses, which pertain (i) to Class Y shares and (ii) to Class A, Class B and Class C shares, differ only insofar as they describe the separate distribution and shareholder servicing arrangements applicable to the classes. Shareholders of Evergreen Florida and Keystone Florida will receive, with this Prospectus/Proxy Statement, copies of the Prospectus pertaining to the class of shares of Evergreen Florida Bond that they will receive as a result of the consummation of each Reorganization. Additional information about Evergreen Florida Bond is contained in its Statement of Additional Information of the same date which has been filed with the SEC and which is available upon request and without charge by writing to or calling Evergreen Florida Bond at the address or telephone number listed in the preceding paragraph.

         The two Prospectuses of Evergreen Florida (which pertain to (i) Class Y shares and (ii) Class A and Class B shares) dated October 31, 1996, as supplemented, and the Prospectus of Keystone Florida (which pertains to Class A, Class B and Class C shares) dated July 21, 1997, as supplemented, insofar as they relate to such Funds only, and not to any other funds described therein, are incorporated herein in their entirety by reference. Copies of the Prospectuses and related Statements of Additional Information dated the same respective dates, as supplemented, are available upon request without charge by writing or calling the Fund of which you are a shareholder at the address listed in the second preceding paragraph.

         Included as Exhibits A-1 and A-2 to this Prospectus/Proxy Statement is a copy of each Plan.

         THESE   SECURITIES  HAVE  NOT  BEEN  APPROVED  OR  DISAPPROVED  BY  THE
SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         The shares offered by this Prospectus/Proxy Statement are not deposits or obligations of any bank and are not insured or otherwise protected by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency and involve investment risk, including possible loss of capital.

                                TABLE OF CONTENTS


                                                                      Page

COMPARISON OF FEES AND EXPENSES.................................     5
SUMMARY.........................................................     12
         Proposed Plans of Reorganization.......................     12
         Tax Consequences.......................................     13
         Investment Objectives and Policies
           of the Funds.........................................     14
         Comparative Performance Information
           For Each Fund........................................     15
         Management of the Funds................................     16
         Investment Advisers ...................................     16
         Portfolio Management...................................     17
         Distribution of Shares.................................     17
         Purchase and Redemption Procedures.....................     20
         Exchange Privileges....................................     20
         Dividend Policy........................................     21
         Risks..................................................     21
REASONS FOR THE REORGANIZATIONS.................................     22
         Agreements and Plans of Reorganization.................     26
         Federal Income Tax Consequences........................     28
         Pro-forma Capitalization...............................     30
         Shareholder Information................................     31
COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES................     34
COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS.................     37
         Forms of Organization..................................     37
         Capitalization.........................................     37
         Shareholder Liability..................................     38
         Shareholder Meetings and Voting Rights.................     39
         Liquidation or Dissolution.............................     39
         Liability and Indemnification of Trustees..............     40
ADDITIONAL INFORMATION..........................................     41
VOTING INFORMATION CONCERNING THE MEETINGS......................     42
FINANCIAL STATEMENTS AND EXPERTS................................     45
LEGAL MATTERS...................................................     46
OTHER BUSINESS..................................................     46

                         COMPARISON OF FEES AND EXPENSES

         The amounts for Class Y, Class A and Class B shares of Evergreen Florida set forth in the following tables and in the examples are based on the expenses for Evergreen Florida for the fiscal year ended August 31, 1996. The amounts for Class A, Class B and Class C shares of Keystone Florida set forth in the following tables and in the examples are based on the expenses for Keystone Florida for the fiscal year ended March 31, 1997. The pro forma amounts for Class Y, Class A, Class B and Class C shares of Evergreen Florida Bond are based on the estimated expenses of Evergreen Florida Bond for the fiscal year ending August 31, 1998. All amounts are adjusted for voluntary expense waivers.

         The following tables show for Evergreen Florida, Keystone Florida and Evergreen Florida Bond pro forma the shareholder transaction expenses and annual fund operating expenses associated with an investment in the Class Y, Class A, Class B and Class C shares of each Fund, as applicable.

               Comparison of Class Y, Class A, Class B and Class C
                      Shares of Evergreen Florida Bond With
                             Corresponding Shares of
                     Evergreen Florida and Keystone Florida




                                Evergreen Florida
                                -----------------
Shareholder
Transaction Expenses          Class Y            Class A             Class B
                              -------            -------             -------

Maximum Sales Load            None               4.75%               None
Imposed on Purchases
(as a percentage of
offering price)

Maximum Sales Load            None               None                None
Imposed on
Reinvested Dividends
(as a percentage of
offering price)

Contingent Deferred
Sales Charge (as a          None               None                5.00% in
percentage of                                                      the first
original purchase                                                  year,
price or redemption                                                declining
proceeds, whichever                                                to 1.00%
is lower)                                                          in the
                                                                   sixth year
                                                                   and 0.00%
                                                                   thereafter

Exchange Fee                None               None                None

Annual Fund
Operating Expenses
(as a percentage of
average daily net
assets)

Management Fee              0.50%              0.50%               0.50%

12b-1 Fees (1) (2)          None               0.07%               1.00%


Other Expenses              0.07%              0.06%               0.06%
                            --------           --------            ----------

Annual Fund
Operating                   0.57%              0.63%               1.56%
Expenses(3)                 --------           --------            ----------
                            --------           --------            ----------



                                                 Keystone Florida
                                                 ----------------

Shareholder Transaction      Class A        Class B                Class C
Expenses                     -------        -------                -------

Maximum Sales Load           4.75%          None                   None
Imposed on Purchases (as
a percentage of offering
price)

Maximum Sales Load           None           None                   None
Imposed on Reinvested
Dividends (as a
percentage of offering
price)

Contingent Deferred          None           5.00% in               1.00% in
Sales Charge (as a                          the first              the first
percentage of original                      year,                  year and
purchase price or                           declining              0.00%
redemption proceeds,                        to 1.00%               thereafter
whichever is lower)                         in the
                                            sixth year
                                            and 0.00%
                                            thereafter

Exchange Fee                 None           None                   None

Annual Fund Operating
Expenses (as a
percentage of average
daily net assets)

Management Fee               0.52%          0.52%                  0.52%

12b-1 Fees(1)                0.15%          0.90%                  0.90%

Other Expenses (2)           0.09%          0.09%                  0.09%
                             -----          -----                  -----

Annual Fund Operating        0.76%          1.51%                  1.51%
Expenses (3)(4)              -----          -----                  -----
                             -----          -----                  -----


                                  Evergreen Florida Bond Pro Forma

Shareholder
Transaction           Class Y     Class A         Class B          Class C
Expenses              -------     -------         -------          -------


Maximum Sales         None        4.75%           None             None
Load Imposed on
Purchases (as a
percentage of
offering price

Maximum Sales         None        None            None             None
Load Imposed on
Reinvested
Dividends (as a
percentage of
offering price)

Contingent
Deferred Sales        None        None            5.00% in         1.00% in
Charge (as a                                      the first        the first
percentage of                                     year,            year and
original                                          declining        0.00%
purchase price                                    to 1.00%         thereafter
or redemption                                     in the
proceeds,                                         sixth year
whichever is                                      and 0.00%
lower)                                            thereafter

Exchange Fee          None        None            None             None

Annual Fund
Operating
Expenses (as a
percentage of
average daily
net assets)

Management Fee        0.50%       0.50%           0.50%            0.50%

12b-1 Fees            None        0.25%           1.00%            1.00%

Other Expenses        0.19%       0.19%           0.19%            0.19%
                      ------      -----           ----------       ----------

Annual Fund
Operating             0.69%       0.94%           1.69%            1.69%
Expenses(3)           -------     ------          ----------       ----------
                       -------    ------          ----------       ----------
---------------
(1)      Class A Shares of Evergreen Florida Bond and Evergreen
         Florida can pay up to 0.75% of average daily net assets as a 12b-1 fee. For the foreseeable future, the Class A
         12b-1 fees will be limited to 0.25% of average net assets. Keystone Florida can pay up to 0.25% of average daily net assets as a 12b-1 fee on Class A shares. Such fees for Class A shares of Keystone Florida for the fiscal year ended March 31, 1997 were limited to 0.15% of average daily net assets. For Class B shares of each Fund and Class C shares of Evergreen Florida Bond and
         Keystone Florida, a portion of the 12b-1 fees equivalent to 0.25% of average net assets will be shareholder servicing-related. Distribution-related 12b-1 fees will be limited to 0.75% of average net assets as permitted under the rules of the National Association of Securities
         Dealers, Inc. For the fiscal year ended March 31, 1997, each of the Class B and Class C 12b-1 fees of Keystone
         Florida were limited to 0.15% of average net assets.

(2) Reflects voluntary reimbursements and expense waivers for Evergreen Florida and Keystone Florida of certain expenses. These waivers and reimbursements may cease or be terminated at any time. Absent such reimbursements and waivers, the operating expenses including indirectly paid expenses for Evergreen Florida for the fiscal year ended August 31, 1996 and for Keystone Florida for the fiscal year ended March 31, 1997 were as follows:


                       Class Y     Class A           Class B           Class C
                       -------     -------           -------           -------

Evergreen Florida      0.95%       1.76%             0.77%             N/A

Keystone Florida       N/A         0.92%             1.68%             1.68%



(3) For the fiscal year ended March 31, 1997, Keystone Investment Management Company voluntarily limited the expenses of Keystone Florida's Class A, Class B and Class C shares to 0.75%, 1.50% and 1.50%, respectively, excluding indirectly paid expenses.

(4) Expense ratios include indirectly paid expenses.

         Examples. The following tables show for Evergreen Florida and Keystone Florida, and for Evergreen Florida Bond pro forma, assuming consummation of the Reorganizations, examples of the cumulative effect of shareholder transaction expenses and annual fund operating expenses indicated above on a $1,000 investment in each class of shares for the periods specified, assuming (i) a 5% annual return, and (ii) redemption at the end of such period, and additionally for Class B and Class C shares, no redemption at the end of each period.



                                    Evergreen Florida
                                    -----------------

                          One           Three           Five           Ten
                          Year          Years           Years          Years
                          ----          -----           -----          -----

                          $6            $18             $32            $71
Class Y

Class A                   $54           $67             $81            $122

Class B
(Assuming                 $66           $79             $105           $149
redemption
at end of
period)

Class B                   $16           $49             $85            $149
(Assuming no
redemption
at end of
period)

Class C                   N/A           N/A             N/A            N/A
(Assuming
redemption
at end of
period)

Class C                   N/A           N/A             N/A            N/A
(Assuming no
redemption
at end of
period)




                                    Keystone Florida
                                   ----------------

                             One       Three           Five             Ten
                             Year      Years           Years            Years
                             ----      -----           -----            -----

Class Y                      N/A       N/A             N/A              N/A

Class A                      $55       $71             $88              $137

Class B                      $65       $78             $102             $150
(Assuming
redemption at
end of
period)

Class B                      $15       $48             $82              $150
(Assuming no
redemption at
end of
period)

Class C
(Assuming                    $25       $48             $82              $180
redemption at
end of
period)

Class C                      $15       $48             $82              $180
(Assuming no
redemption at
end of
period)






         Evergreen Florida Bond - Pro Forma
         ----------------------------------

                      One               Three             Five           Ten
                      Year              Years             Years          Years
                      -----             -----             -----          -----

Class Y               $7                $22               $38            $86

Class A               $57               $76               $97            $157

Class B               $67               $83               $112           $171
(Assuming
redemption at
end of
period)

Class B               $17               $53               $92            $171
(Assuming no
redemption at
end of
period)

Class C               $27               $53               $92            $200
(Assuming
redemption at
end of
period)

Class C               $17               $53               $92            $200
(Assuming no
redemption at
end of
period)


         The purpose of the foregoing examples is to assist Evergreen Florida and Keystone Florida shareholders in understanding the various costs and expenses that an investor in Evergreen Florida Bond as a result of the Reorganizations would bear directly and indirectly, as compared with the various direct and indirect expenses currently borne by a shareholder in each Fund. These examples should not be considered a representation of past or future expenses or annual return. Actual expenses may be greater or less than those shown.

                                     SUMMARY

         This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy Statement, and, to the extent not inconsistent with such additional information, the Prospectuses of Evergreen Florida Bond dated November 10, 1997 and the Prospectuses of Evergreen Florida and Keystone Florida dated October 31, 1996, as supplemented, and July 21, 1997, as supplemented, respectively (which are incorporated herein by reference), and the Plans, forms of which are attached to this Prospectus/Proxy Statement as Exhibits A-1 and A-2.

Proposed Plans of Reorganization

         The Plans provide for the transfer of all of the assets of Evergreen Florida and Keystone Florida, as applicable, in exchange for shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities of each Fund. The Plans also call for the distribution of shares of Evergreen Florida Bond to Evergreen Florida and Keystone Florida shareholders in liquidation of those Funds as part of the Reorganizations. As a result of the Reorganizations, the shareholders of Evergreen Florida and Keystone Florida will become the owners of that number of full and fractional Corresponding Shares of Evergreen Florida Bond having an aggregate net asset value equal to the aggregate net asset value of the shareholder's shares of Evergreen Florida and Keystone Florida, as of the close of business immediately prior to the date that such Fund's assets are exchanged for shares of Evergreen Florida Bond. See "Reasons for the Reorganizations - Agreements and Plans of Reorganization."

         The Trustees of Evergreen Investment Trust and the Trustees of Keystone State Tax Free Fund, including the Trustees who are not "interested persons," (the "Trustees") as such term is defined in the 1940 Act (the "Independent

Trustees"), have concluded that the Reorganizations would be in the best interests of shareholders of Evergreen Florida and Keystone Florida, respectively, and that the interests of the shareholders of Evergreen Florida and Keystone Florida, respectively, will not be diluted as a result of the transactions contemplated by the Reorganizations. Accordingly, the Trustees have submitted the Plans for the approval of Evergreen Florida's and Keystone Florida's shareholders.

               THE BOARD OF TRUSTEES OF EVERGREEN INVESTMENT TRUST
                RECOMMENDS APPROVAL BY SHAREHOLDERS OF EVERGREEN
                FLORIDA OF THE PLAN EFFECTING THE REORGANIZATION.

              THE BOARD OF TRUSTEES OF KEYSTONE STATE TAX FREE FUND
                 RECOMMENDS APPROVAL BY SHAREHOLDERS OF KEYSTONE
                FLORIDA OF THE PLAN EFFECTING THE REORGANIZATION.

         The Trustees of Evergreen Municipal Trust have also approved the Plans, and accordingly, Evergreen Florida Bond's participation in the Reorganizations.

         Approval of a Reorganization on the part of Evergreen Florida and Keystone Florida will require the affirmative vote of a majority of Keystone Florida's shares present and entitled to vote and for Evergreen Florida, a majority of the shares entitled to vote, with all classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. For Evergreen Florida, twenty-five percent (25%) of the outstanding shares entitled to vote and for Keystone Florida, a majority of the outstanding shares entitled to vote, represented in person or by proxy, is required to constitute a quorum at the Meetings. See "Voting Information Concerning the Meetings."

         The Reorganizations are scheduled to take place on or about January 23, 1998.

         If the shareholders of Evergreen Florida or Keystone Florida do not vote to approve the Reorganizations, the Trustees will consider other possible courses of action in the best interests of shareholders.

Tax Consequences

         Prior to or at the completion of a Reorganization, Evergreen Florida and Keystone Florida will each have received an opinion of counsel that the Reorganization has been structured so that no gain or loss will be recognized by the Fund or its shareholders for federal income tax purposes as a result of the receipt of shares of Evergreen Florida Bond in the Reorganization. The holding period and aggregate tax basis of shares of Evergreen Florida Bond that are received by each Fund's shareholders will be the same as the holding period and aggregate tax basis of shares of the Fund previously held by such shareholders, provided that shares of the Fund are held as capital assets. In addition, the holding period and tax basis of the assets of each Fund in the hands of Evergreen Florida Bond as a result of the Reorganization will be the same as in the hands of each Fund immediately prior to the Reorganization, and no gain or loss will be recognized by Evergreen Florida Bond upon the receipt of the assets of each Fund in exchange for shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities.

Investment Objectives and Policies of the Funds

         The investment objectives and policies of Evergreen Florida Bond, Evergreen Florida and Keystone Florida are substantially identical. Each Fund seeks current income exempt from federal regular income tax and the Florida state intangibles tax, consistent with preservation of capital. It is anticipated that Evergreen Florida Bond will invest its assets so that at least 80% of its annual interest income is, or at least 80% of its net assets are, invested in obligations which provide interest income which is exempt from federal regular income taxes. At least 65% of the value of Evergreen Florida Bond's total assets will be invested in Florida municipal bonds. To qualify as an investment exempt from the Florida State intangibles tax, Evergreen Florida Bond's portfolio must consist entirely of investments exempt from the Florida state intangibles tax on the last business day of the calendar year.

         Evergreen Florida Bond will invest at least 80% of its assets in bonds that, at the date of investment, are rated within the four highest categories by Standard & Poor's Ratings Group ("S&P") (AAA, AA, A and BBB), by Moody's Investors Service ("Moody's") (Aaa, Aa, A and Baa), by Fitch Investors Services, L.P. ("Fitch") (AAA, AA, A and BBB) or, if not rated or rated under a different system, are of comparable quality to obligations so rated as determined by another nationally recognized statistical ratings organization ("NRSRO") or by the Fund's investment adviser. The Fund may invest the remaining 20% of its assets in lower rated bonds, but it will not invest in bonds rated below B.

         The Fund is permitted to make taxable investments, and may from time to time generate income subject to federal regular income tax. The investment objectives and policies of Evergreen Florida and Keystone Florida are identical to those of Evergreen Florida Bond. See "Comparison of Investment Objectives and Policies" below.

Comparative Performance Information For Each Fund

         Discussions of the manner of calculation of total return are contained in the respective Prospectuses and Statements of Additional Information of the Funds. Evergreen Florida Bond, as of the date of this Prospectus/Proxy Statement, had not commenced operations. The total return of Evergreen Florida for the one and five year periods ended August 31, 1997, the total return of Keystone Florida for the one and five year periods ended August 31, 1997 and for both Funds for the periods from inception through August 31, 1997 are set forth in the table below. The calculations of total return assume the reinvestment of all dividends and capital gains distributions on the reinvestment date and the deduction of all recurring expenses (including sales charges) that were charged to shareholders' accounts.

                         Average Annual Total Return (1)


                     1 Year         5 Years        From
                     Ended          Ended          Inception
                     August 31,     August 31,     To August      Inception
                     1997           1997           31, 1997       Date
                     ----------     ---------      ---------      ---------

Evergreen
Florida

Class A              3.88%          5.92%          7.47%          5/11/88
shares

Class B              3.06%          N/A            5.03%          6/30/95
shares

Class Y              9.14%          N/A            7.38%          6/30/95
shares

Keystone
Florida

Class A              3.02%          4.85%          6.67%          12/28/90
shares

Class B              2.28%          N/A            4.50%          2/1/93
shares

Class C
shares
                     6.27%          N/A            4.85%          2/1/93
--------------
(1) Reflects waiver of advisory fees and reimbursements and/or waivers of expenses. Without such reimbursements and/or waivers, the average annual total return during the period would have been lower.

Management of the Funds

         The overall management of Evergreen Florida Bond, of Evergreen Florida and of Keystone Florida is the responsibility of, and is supervised by, the Board of Trustees of Evergreen Municipal Trust, Evergreen Investment Trust and Keystone State Tax Free Fund, respectively.

Investment Advisers

         The investment adviser to Evergreen Florida Bond and Evergreen Florida is the Capital Management Group of First Union National Bank ("FUNB"). FUNB is a subsidiary of First Union Corporation, the sixth largest bank holding company in the United States based on total assets as of June 30, 1997. The Capital Management Group of FUNB and its affiliates including Keystone Investment Management Company ("Keystone"), manage the Evergreen Keystone family of mutual funds with assets of approximately $30 billion as of June 30, 1997. For further information regarding FUNB and First Union, see "Management of the Fund - Investment Adviser" in the Prospectuses of Evergreen Florida Bond.

         FUNB manages investments and supervises the daily business affairs of Evergreen Florida Bond and Evergreen Florida subject to the authority of the Trustees. FUNB is entitled to receive from each Fund an annual fee equal to .50% of each Fund's average daily net assets.

         Keystone serves as investment adviser to Keystone Florida. Keystone manages investments and supervises the daily business affairs of the Fund and receives a fee for its services at the annual rate below:


                               Aggregate Net Asset
                               Value of the Shares
Management Fee                      of the Fund

0.55% of the first                              $50,000,000, plus
0.50% of the first                              $50,000,000, plus
0.45% of the next                               $100,000,000, plus

0.40% of the next                               $100,000,000, plus
0.35% of the next                               $100,000,000, plus
0.30% of the next                               $100,000,000, plus
0.25% of amounts
over                                            $500,000,000.

         Each investment adviser may, at its discretion, also reduce or waive its fee or reimburse a Fund for certain of its other expenses in order to reduce its expense ratios. Each investment adviser may reduce or cease these voluntary waivers and reimbursements at any time.

Portfolio Management

         The portfolio manager of both Evergreen Florida Bond and Evergreen Florida is Robert S. Drye, who is a Vice President of FUNB and has been with FUNB since 1968. Since 1989, Mr. Drye has served as a portfolio manager for several of the series of Evergreen Investment Trust and certain common trust funds. Mr. Drye has managed Evergreen Florida since 1993.

Distribution of Shares

         Evergreen Keystone Distributor, Inc. ("EKD"), an affiliate of BISYS Fund Services, acts as underwriter of Evergreen Florida Bond's, Evergreen Florida's and Keystone Florida's shares. EKD distributes each Fund's shares directly or through broker-dealers, banks (including FUNB), or other financial intermediaries. Evergreen Florida Bond offers four classes of shares: Class A, Class B, Class C and Class Y. Evergreen Florida offers three classes of shares:
Class A, Class B and Class Y. Keystone  Florida  offers three classes of shares:
Class A, Class B and Class C. Each class has separate distribution arrangements. (See "Distribution- Related and Shareholder Servicing-Related Expenses" below.) No class bears the distribution expenses relating to the shares of any other class.

         In the proposed Reorganizations, shareholders of Evergreen Florida and Keystone Florida will receive the corresponding class of shares of Evergreen Florida Bond which they currently hold. The Class A, Class B, Class C and Class Y shares of Evergreen Florida Bond have substantially identical arrangements with respect to the imposition of initial sales charges, CDSCs and distribution and service fees as the comparable classes of shares of Evergreen Florida and Keystone Florida. Because the Reorganizations will be effected at net asset value without the imposition of a sales charge, Evergreen Florida Bond shares acquired by shareholders of Evergreen Florida and Keystone Florida pursuant to the proposed Reorganizations would not be subject to any initial sales charge or CDSC as a result of the Reorganizations. However, holders of Evergreen Florida Bond shares acquired as a result of the Reorganizations would continue to be subject to a CDSC upon subsequent redemption to the same extent as if they had continued to hold their shares of Evergreen Florida and Keystone Florida.

         The following is a summary description of charges and fees for each of the different classes of shares. More detailed descriptions of the distribution arrangements applicable to the classes of shares are contained in the respective Evergreen Florida Bond Prospectuses, the Evergreen Florida Prospectuses, the Keystone Florida Prospectus and in each Fund's respective Statement of Additional Information.

         Class Y Shares. Class Y shares are sold at net asset value without any initial sales charge and are not subject to distribution-related fees. Class Y shares are only available to certain classes of investors as is more fully described in the Prospectus for each Fund.

         Class A  Shares.  Class A shares  are sold at net asset  value  plus an
initial   sales   charge   and,   as   indicated    below,    are   subject   to
distribution-related fees.

         Class B Shares. Class B shares are sold without an initial sales charge but are subject to a CDSC, which ranges from 5% to 1%, if shares are redeemed during the first six years after the month of purchase. In addition, Class B shares are subject to distribution-related fees and shareholder servicing-related fees as described below. Class B shares issued in the Reorganizations will automatically convert to Class A shares in accordance with the conversion schedule in effect at the time of the Reorganizations. For purposes of determining when Class B shares issued in the Reorganizations to shareholders of Evergreen Florida and Keystone Florida will convert to Class A shares, such shares will be deemed to have been purchased as of the date the shares of Evergreen Florida and Keystone Florida were originally purchased.

         Class B shares are subject to higher distribution-related fees than the corresponding Class A shares of each Fund on which a front-end sales charge is imposed (until they convert to Class A shares). The higher fees mean a higher expense ratio, so Class B shares pay correspondingly lower dividends and may have a lower net asset value than Class A shares of the Fund.

         Class C Shares. Class C shares are sold without an initial sales charge but, as indicated below, are subject to distribution and shareholder servicing-related fees. Class C shares are subject to a 1% CDSC if such shares are redeemed during the month of purchase and the 12-month period following the month of purchase. No CDSC is imposed on amounts redeemed thereafter. Class C shares incur higher distribution and shareholder servicing-related fees than Class A shares but, unlike Class B shares, do not convert to any other class of shares.

         The amount of the CDSC applicable to redemptions of Class B and Class C shares is charged as a percentage of the lesser of the then current net asset value or original cost. The CDSC is deducted from the amount of the redemption and is paid to the respective Fund's distributor or its predecessor, as the case may be. Shares of each Fund acquired through dividend or distribution reinvestment are not subject to a CDSC. For purposes of determining the schedule of CDSCs, and the time of conversion to Class A shares, applicable to shares of Evergreen Florida Bond received by Evergreen Florida's or Keystone Florida's shareholders in the Reorganizations, Evergreen Florida Bond will treat such shares as having been sold on the date the shares of Evergreen Florida or Keystone Florida were originally purchased by such Fund's shareholder. Additional information regarding the Classes of shares of each Fund is included in their respective Prospectus and Statement of Additional Information.

         Distribution-Related and Shareholder Servicing-Related Expenses. Evergreen Florida Bond and Evergreen Florida have each adopted a Rule 12b-1 plan with respect to its Class A shares under which the class may pay for distribution-related expenses at an annual rate which may not exceed 0.75% of average daily net assets attributable to the Class. Payments with respect to Class A shares of Evergreen Florida Bond and Evergreen Florida are currently limited to 0.25% of average daily net assets attributable to the Class, which amount may be increased to the full plan rate for such Fund by the Trustees without shareholder approval. The Rule 12b-1 distribution plan adopted by Keystone Florida permits Class A shares to pay a maximum of up to 0.25% of average daily net assets of the Class in distribution related fees.

     Each Fund has also adopted a Rule 12b-1 plan with respect to its Class B and Class C shares, as applicable, under which each Class may pay for distribution-related and shareholder servicing-related expenses at an annual rate which may not exceed 1.00% (0.75% for Evergreen Florida Class B shares) of average daily net assets attributable to the Class. Evergreen

Florida has also adopted, with respect to its Class B shares, a shareholder service plan which provides for payments in respect of "shareholder services" at an annual rate not to exceed 0.25%.

         The Class B and Class C Rule 12b-1 plans of Keystone Florida and the Class C 12b-1 plan of Evergreen Florida provide, as applicable, that of the total 1.00% 12b-1 fees, up to 0.25% may be for the payment in respect of "shareholder services." Consistent with the requirements of Rule 12b-1 and the applicable rules of the National Association of Securities Dealers, Inc., following the Reorganizations Evergreen Florida Bond may make distribution-related and shareholder servicing- related payments with respect to Evergreen Florida and Keystone Florida shares sold prior to the Reorganizations, including payments to Keystone Florida's former underwriter.

         Additional information regarding the Rule 12b-1 plans adopted by each Fund is included in its respective Prospectus and Statement of Additional Information.

Purchase and Redemption Procedures

         Information concerning applicable sales charges, distribution-related fees and shareholder servicing-related fees are described above. Investments in the Funds are not insured. The minimum initial purchase requirement for each Fund is $1,000. There is no minimum for subsequent purchases of shares of any Fund. Each Fund provides for telephone, mail or wire redemption of shares at net asset value, less any CDSC, as next determined after receipt of a redemption request on each day the New York Stock Exchange ("NYSE") is open for trading. Additional information concerning purchases and redemptions of shares, including how each Fund's net asset value is determined, is contained in the respective Prospectus for each Fund. Each Fund may involuntarily redeem shareholders' accounts that have less than $1,000 of invested funds. All funds invested in each Fund are invested in full and fractional shares. The Funds reserve the right to reject any purchase order.

Exchange Privileges

         Each Fund currently has identical exchange privileges. No sales charge is imposed on an exchange. An exchange which represents an initial investment in another fund must amount to at least $1,000. The current exchange privileges, and the requirements and limitations attendant thereto, are described in each Fund's respective Prospectus and Statement of Additional Information.

Dividend Policy

         Each Fund declares income dividends daily and pays income dividends monthly. Distributions of any net realized gains of a Fund will be made at least annually. Shareholders begin to earn dividends on the first business day after shares are purchased unless shares were not paid for, in which case dividends are not earned until the next business day after payment is received. Dividends and distributions are reinvested in additional shares of the same class of the respective Fund, or paid in cash, as a shareholder has elected. See the respective Prospectus of each Fund for further information concerning dividends and distributions.

         After the Reorganizations, shareholders of Evergreen Florida and Keystone Florida who have elected to have their dividends and/or distributions reinvested will have dividends and/or distributions received from Evergreen Florida Bond reinvested in shares of Evergreen Florida Bond. Shareholders of Evergreen Florida and Keystone Florida who have elected to receive dividends and/or distributions in cash will receive dividends and/or distributions from Evergreen Florida Bond in cash after the Reorganizations, although they may, after the Reorganizations, elect to have such dividends and/or distributions reinvested in additional shares of Evergreen Florida Bond.

         Each of Evergreen Florida and Keystone Florida has qualified and intends to continue to qualify, and Evergreen Florida Bond intends to qualify, to be treated as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). While so qualified, so long as each Fund distributes all of its investment company taxable income and any net realized gains to shareholders, it is expected that a Fund will not be required to pay any federal income taxes on the amounts so distributed. A 4% nondeductible excise tax will be imposed on amounts not distributed if a Fund does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

Risks

         Since  the  investment   objectives  and  policies  of  each  Fund  are
substantially identical, the risks involved in investing in each Fund's shares are comparable.

         Each Fund stresses earning income by investing in fixed income securities, which are generally considered to be interest rate sensitive. This means that their market values

(and the Fund's share prices) will tend to vary inversely with changes in interest rates (i.e., decreasing when interest rates rise and increasing when interest rates fall). For example, if interest rates increase after a security is purchased, the security, if sold prior to maturity, may return less than its cost. Shorter term bonds are less sensitive to interest rate changes, but longer term bonds generally offer higher yields.

         In addition, to the extent that investments are made in debt securities (other than U.S. government securities), derivatives or structured securities, such investments, despite favorable credit ratings, are subject to some risk of default.

         A Fund's ability to achieve its objective depends partially on the prompt payment by issuers of the interest on and principal of the municipal obligations held by the Fund. A moratorium, default or other nonpayment of interest or principal when due on any municipal obligation could affect the market value and liquidity of that particular security in addition to that of other municipal obligations held by a Fund. In addition, the market for municipal obligations is often thin and can be temporarily affected by large purchases and sales, including those by a Fund.

         An action by the U.S. Congress restricting or eliminating the federal income tax exemption for interest on municipal obligations could materially affect the availability of municipal obligations for investment by each Fund and the value of the Fund's securities. In such an event, the Trustees of the Trust under which the Fund operates would reevaluate the Fund's investment objective and policies and consider changes in the structure of the Fund or its dissolution.

         If and when a Fund invests in municipal lease obligations, the possibility exists that a municipality may not appropriate the funds for lease payments. Each Trust's Board of Trustees will be responsible for determining, on an ongoing basis, the credit quality of such leases, including an assessment of the likelihood of cancellation of any such lease.

         For a discussion of the tax considerations for Florida and special factors, including the risks associated with investing in the municipal securities of Florida, see Appendix A to the statement of additional information of Evergreen Florida Bond.

                         REASONS FOR THE REORGANIZATIONS

         At a regular meeting held on September 16, 1997, the Board of Trustees of Evergreen Investment Trust considered and approved the Reorganization as in the best interests of shareholders of Evergreen Florida and determined that the interests of existing shareholders of Evergreen Florida will not be diluted as a result of the transactions contemplated by the Reorganization.

         At a regular meeting held on September 17, 1997, the Board of Trustees of Keystone State Tax Free Fund considered and approved the Reorganization as in the best interests of shareholders of Keystone Florida and determined that the interests of existing shareholders of Keystone Florida will not be diluted as a result of the transactions contemplated by the Reorganization.

         In approving each Plan, the Trustees reviewed various factors about the respective Funds and the proposed Reorganizations. The Reorganizations are part of an overall plan to convert the Evergreen Keystone funds into series of Delaware business trusts and, to the extent practicable, simplify and make consistent various investment restrictions and policies. Holders of shares of beneficial interest in a Massachusetts business trust may, under certain circumstances, be held personally liable as partners for their obligations of the trust. Although provisions of the Declaration of Trust and other legal documents pertaining to each Fund's affairs seek to minimize the potential for such liability, some degree of exposure, however unlikely, continues to exist with respect to the Funds as long as they are governed by Massachusetts law. Substantially all written agreements, obligations, instruments, or undertakings made by Evergreen Investment Trust or Keystone State Tax Free Fund must contain a provision limiting the obligations created by that transaction to the Fund to which the transaction relates, as well as related provisions to the effect that the shareholders of the Fund and Trustees of the Trust under which the Fund operates are not personally liable thereunder. Although the Declarations of Trust of Evergreen Investment Trust and Keystone State Tax Free Fund provide for indemnification out of the Funds' property of any shareholder held personally liable for the obligations of a Fund solely by reason of his or her being or having been a shareholder, a shareholder could conceivably incur financial loss exceeding any amounts indemnified on account of shareholder liability if the circumstances were such that the Fund had insufficient assets or would otherwise be unable to meet its obligations.

         As a Delaware business trust, the Evergreen Municipal Trust's operations will be governed by applicable Delaware law rather than by applicable Massachusetts law. The Delaware Business Trust Act (the "Delaware Act") provides that a shareholder of a Delaware business trust shall be entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. Shareholders of Delaware corporations do not have personal liability for obligations of the corporation.

         Delaware has obtained a favorable national reputation for its business laws and business environment. The Delaware courts, which may be called upon to interpret the Delaware Act, are among the nation's most highly respected and have an expertise in corporate matters which in part grew out of the fact that Delaware corporate legal issues are concentrated in the Court of Chancery where there are no juries and where judges issue written opinions explaining their decisions. Thus, there is a well established body of precedent which may be relevant in deciding issues pertaining to a Delaware business trust.

         There are other advantages that may be afforded by a Delaware business trust. Under Delaware law, the Evergreen Municipal Trust will have the flexibility to respond to future business contingencies. For example, the Trustees will have the power to change the Evergreen Municipal Trust to a corporation, to merge or consolidate it with another entity, to cause each series to become a separate trust, and to change the Evergreen Municipal Trust's domicile without a shareholder vote. This flexibility could help to assure that the Evergreen Municipal Trust operates under the most advanced form of organization and could reduce the expense and frequency of future shareholder meetings for non-investment related issues.

         In addition, although it is proposed that Evergreen Florida and Keystone Florida each sell all of its assets to Evergreen Florida Bond, a newly established series of Evergreen Municipal Trust, an important part of the Reorganizations is that Keystone Florida, for all practical purposes, will be combined with Evergreen Florida. The investment objectives and policies of Evergreen Florida Bond are substantially identical to those of Evergreen Florida and Keystone Florida. Consequently, in considering the Reorganizations, each Fund's Trustees reviewed the Reorganization in the context of Keystone Florida being combined with Evergreen Florida.

         Evergreen Florida and Keystone Florida have substantially identical investment objectives and policies and comparable risk profiles. See "Comparison of Investment Objectives and Policies" below. At the same time, the Boards of Trustees of Evergreen Investment Trust and Keystone State Tax Free Fund evaluated the potential economies of scale associated with larger mutual funds and concluded that operational efficiencies may be achieved upon the combination of Keystone Florida with another Evergreen Keystone fund with a greater level of assets. As of August 31, 1997, Evergreen Florida's net assets were approximately $161 million and Keystone Florida's net assets were approximately $78 million.

         In addition, assuming that an alternative to the Reorganizations would be to propose that Evergreen Florida and Keystone Florida continue their existences as separate series of Evergreen Municipal Trust, Keystone Florida would be offered through common distribution channels with the substantially identical Evergreen Florida. Keystone Florida would also have to bear the cost of maintaining its separate existence. FUNB and Keystone believe that the prospect of dividing the resources of the Evergreen Keystone mutual fund organization between two substantially identical funds could result in each Fund being disadvantaged due to an inability to achieve optimum size, performance levels and the greatest possible economies of scale. Accordingly, for the reasons noted above and recognizing that there can be no assurance that any economies of scale or other benefits will be realized, FUNB and Keystone believe that the proposed Reorganizations would be in the best interests of each Fund and its shareholders.

         The Board of Trustees of Evergreen Investment Trust on behalf of Evergreen Florida and the Board of Trustees of Keystone State Tax Free Fund on behalf of Keystone Florida met and considered the recommendation of FUNB and Keystone, and, in addition, considered among other things, (i) the disadvantages which apply to operating each Fund as a Massachusetts business trust or a series of a Massachusetts business trust; (ii) the advantages which apply to each Fund operating as a series of a Delaware business trust; (iii) the terms and conditions of the Reorganization; (iv) whether the Reorganization would result in the dilution of shareholders' interests; (v) expense ratios, fees and expenses of Evergreen Florida and Keystone Florida; (vi) the comparative performance records of each of the Funds; (vii) compatibility of their investment objectives and policies; (viii) the investment experience, expertise and resources of FUNB; (ix) service features available to shareholders of the respective Funds and Evergreen Florida Bond; (x) the fact that FUNB will bear the expenses incurred by Evergreen Florida and Keystone Florida in connection with the Reorganizations; (xi) the fact that Evergreen Florida Bond will assume certain identified liabilities of Evergreen Florida and Keystone Florida; and
(xii) the expected federal income tax consequences of the Reorganizations.

         The Trustees of Keystone State Tax Free Fund also considered the benefits to be derived by shareholders of Keystone Florida from its combination, for all practical purposes, with Evergreen Florida. In this regard, the Trustees considered the potential benefits of being associated with a larger entity and the economies of scale that could be realized by the participation by shareholders of Keystone Florida.

         In addition, the Trustees of Evergreen Investment Trust and Keystone State Tax Free Fund considered that there are alternatives available to shareholders of Evergreen Florida and Keystone Florida, including the ability to redeem their shares, as well as the option to vote against the Reorganizations.

         During their consideration of the Reorganizations the Trustees met with Fund counsel and counsel to the Independent Trustees regarding the legal issues involved. The Trustees of Evergreen Municipal Trust on behalf of Evergreen Florida Bond also approved at a meeting on September 17, 1997 the proposed Reorganizations.

              THE TRUSTEES OF EVERGREEN INVESTMENT TRUST RECOMMEND
               THAT THE SHAREHOLDERS OF EVERGREEN FLORIDA APPROVE
                          THE PROPOSED REORGANIZATION.

             THE TRUSTEES OF KEYSTONE STATE TAX FREE FUND RECOMMEND THAT
                  THE SHAREHOLDERS OF KEYSTONE FLORIDA APPROVE
                          THE PROPOSED REORGANIZATION.

Agreements and Plans of Reorganization

         The following summary is qualified in its entirety by reference to the Plans (Exhibits A-1 and A-2 hereto).

         Each Plan provides that Evergreen Florida Bond will acquire all of the assets of Evergreen Florida and Keystone Florida in exchange for shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities of Evergreen Florida and Keystone Florida on or about January 23, 1998 or such other date as may be agreed upon by the parties (the "Closing Date"). Prior to the

Closing Date, Evergreen Florida and Keystone Florida will endeavor to discharge all of their known liabilities and obligations. Evergreen Florida Bond will not assume any liabilities or obligations of Evergreen Florida and Keystone Florida other than those reflected in an unaudited statement of assets and liabilities of Evergreen Florida and Keystone Florida prepared as of the close of regular trading on the NYSE, currently 4:00 p.m. Eastern time, on the business day immediately prior to the Closing Date. Evergreen Florida Bond will provide the Trustees of Keystone State Tax Free Fund with certain indemnifications as set forth in the Plan. The number of full and fractional shares of each Class of Evergreen Florida Bond to be received by the shareholders of Evergreen Florida and Keystone Florida will be as follows: Shareholders of Evergreen Florida will receive the number of shares of each class of Evergreen Florida Bond equal to the number of shares of each corresponding class as they currently hold of Evergreen Florida. Shareholders of Keystone Florida will receive the number of shares of Evergreen Florida Bond determined by multiplying the respective outstanding class of shares of Keystone Florida by a factor which shall be computed by dividing the net asset value per share of the respective class of shares of Keystone Florida by the net asset value per share of the respective class of shares of Evergreen Florida Bond. Such computations will take place as of the close of regular trading on the NYSE on the business day immediately prior to the Closing Date. The net asset value per share of each class will be determined by dividing assets, less liabilities, in each case attributable to the respective class, by the total number of outstanding shares.

         State Street Bank and Trust Company, the custodian for the Funds, will compute the value of Evergreen Florida's and Keystone Florida's respective portfolio securities. The method of valuation employed will be consistent with the procedures set forth in the Prospectuses and Statement of Additional Information of Evergreen Florida Bond, Rule 22c-1 under the 1940 Act, and with the interpretations of such Rule by the SEC's Division of Investment Management.

         At or prior to the Closing Date, Evergreen Florida and Keystone Florida will have declared a dividend or dividends and distribution or distributions which, together with all previous dividends and distributions, shall have the effect of distributing to each Fund's shareholders (in shares of each Fund, or in cash, as the shareholder has previously elected) all of each Fund's investment company taxable income for the taxable period ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the

Closing Date (after reductions for any capital loss carryforward).

         As soon after the Closing Date as conveniently practicable, Evergreen Florida and Keystone Florida will liquidate and distribute pro rata to shareholders of record as of the close of business on the Closing Date the full and fractional Corresponding Shares of Evergreen Florida Bond received by each Fund. Such liquidation and distribution will be accomplished by the establishment of accounts in the names of each Fund's shareholders on the share records of Evergreen Florida Bond's transfer agent. Each account will represent the respective pro rata number of full and fractional Corresponding Shares of Evergreen Florida Bond due to each Fund's shareholders. All issued and outstanding shares of each Fund, including those represented by certificates, will be canceled. The shares of Evergreen Florida Bond to be issued will have no preemptive or conversion rights. After such distributions and the winding up of its affairs, each of Evergreen Florida and Keystone Florida will be terminated. In connection with such terminations, Evergreen Florida and Keystone Florida will file with the SEC applications for termination as registered investment companies.

         The consummation of each Reorganization is subject to the conditions set forth in the Plan for Evergreen Florida and the Plan for Keystone Florida, including approval by each Fund's shareholders, accuracy of various representations and warranties and receipt of opinions of counsel, including opinions with respect to those matters referred to in "Federal Income Tax Consequences" below. Notwithstanding approval of each Fund's shareholders, each Plan may be terminated (a) by the mutual agreement of the Fund and Evergreen Florida Bond; or (b) at or prior to the Closing Date by either party (i) because of a breach by the other party of any representation, warranty, or agreement contained therein to be performed at or prior to the Closing Date if not cured within 30 days, or (ii) because a condition to the obligation of the terminating party has not been met and it reasonably appears that it cannot be met.

         The expenses of Evergreen Florida and Keystone Florida in connection with the Reorganizations (including the cost of any proxy soliciting agent) will be borne by FUNB whether or not the Reorganizations are consummated.

         If the Reorganization is not approved by shareholders of a Fund, the Board of Trustees of Evergreen Investment Trust and Keystone State Tax Free Fund, as applicable, will consider other possible courses of action in the best interests of shareholders.

Federal Income Tax Consequences

         Each Reorganization is intended to qualify for federal income tax purposes as a tax-free reorganization under section 368(a) of the Code. As a condition to the closing of a Reorganization, Evergreen Florida and Keystone Florida will each receive an opinion of counsel to the effect that, on the basis of the existing provisions of the Code, U.S. Treasury regulations issued thereunder, current administrative rules, pronouncements and court decisions, for federal income tax purposes, upon consummation of the Reorganization:

         (1) The transfer of all of the assets of the Fund solely in exchange for shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities, followed by the distribution of Evergreen Florida Bond's shares by the Fund in dissolution and liquidation of the Fund, will constitute a "reorganization" within the meaning of section 368(a)(1)(C) (with respect to Keystone Florida and 368(a)(1)(F) with respect to Evergreen Florida) of the Code, and Evergreen Florida Bond and the Fund will each be a "party to a reorganization" within the meaning of section 368(b) of the Code;

         (2) No gain or loss will be recognized by the Fund on the transfer of all of its assets to Evergreen Florida Bond solely in exchange for Evergreen Florida Bond's shares and the assumption by Evergreen Florida Bond of certain identified liabilities of the Fund or upon the distribution of Evergreen Florida Bond's shares to the Fund's shareholders in exchange for their shares of the Fund;

         (3) The tax basis of the assets transferred will be the same to Evergreen Florida Bond as the tax basis of such assets to the Fund immediately prior to the Reorganization, and the holding period of such assets in the hands of Evergreen Florida Bond will include the period during which the assets were held by the Fund;

         (4) No gain or loss will be recognized by Evergreen Florida Bond upon the receipt of the assets from the Fund solely in exchange for the shares of Evergreen Florida Bond and the assumption by Evergreen Florida Bond of certain identified liabilities of the Fund;

         (5) No gain or loss will be recognized by the Fund's shareholders upon the issuance of the shares of Evergreen

Florida Bond to them, provided they receive solely such shares (including fractional shares) in exchange for their shares of the Fund; and

         (6) The aggregate tax basis of the shares of Evergreen Florida Bond, including any fractional shares, received by each of the shareholders of the Fund pursuant to the Reorganization will be the same as the aggregate tax basis of the shares of the Fund held by such shareholder immediately prior to the Reorganization, and the holding period of the shares of Evergreen Florida Bond, including fractional shares, received by each such shareholder will include the period during which the shares of the Fund exchanged therefor were held by such shareholder (provided that the shares of the Fund were held as a capital asset on the date of the Reorganization).

         Opinions of counsel are not binding upon the Internal Revenue Service or the courts. If a Reorganization is consummated but does not qualify as a tax-free reorganization under the Code, shareholders of Evergreen Florida and Keystone Florida would recognize a taxable gain or loss equal to the difference between his or her tax basis in his or her Fund shares and the fair market value of Evergreen Florida Bond shares he or she received. Shareholders of Evergreen Florida and Keystone Florida should consult their tax advisers regarding the effect, if any, of the proposed Reorganization in light of their individual circumstances. It is not anticipated that the securities of the combined portfolio will be sold in significant amounts in order to comply with the policies and investment practices of Evergreen Florida Bond. Since the foregoing discussion relates only to the federal income tax consequences of the Reorganization, shareholders of Evergreen Florida and Keystone Florida should also consult their tax advisers as to the state and local tax consequences, if any, of the Reorganization.

Pro-forma Capitalization

         The following table sets forth the capitalizations of Evergreen Florida and Keystone Florida as of August 31, 1997 and the capitalization of Evergreen Florida Bond on a pro forma basis as of that date, giving effect to the proposed acquisitions of assets at net asset value. As a newly created series of Evergreen Municipal Trust, Evergreen Florida Bond immediately preceding the Closing Date will have nominal assets and liabilities. The pro forma data reflects an exchange ratio of approximately 1.07, 1.06 and 1.06 Class A, Class B and Class C shares, respectively, of Evergreen Florida Bond issued for each Class A, Class B and Class C share, respectively, of Keystone Florida and an exchange ratio of approximately 1.00, 1.00, and 1.00 Class A, Class B and Class Y shares, respectively, of Evergreen Florida Bond issued for each Class A, Class B and Class Y share, respectively, of Evergreen Florida.

                      Capitalization of Evergreen Florida,
                         Keystone Florida and Evergreen
                            Florida Bond (Pro Forma)


                                                               Evergreen
                                                               Florida Bond
                                                               (After
                           Evergreen        Keystone           Reorgani-
                           Florida          Florida            zations)
                           ---------        --------           ------------

Net Assets
   Class A..............   $105,537,671     $26,797,316        $132,334,987
   Class B..............   $31,224,619      $41,422,317        $72,646,936
   Class C..............   N/A              $9,452,129         $9,452,129
   Class Y..............   $24,174,825      N/A                $24,174,825
Net Asset Value Per
Share
   Class A..............   $9.98            $10.67             $9.98
   Class B..............   $9.98            $10.54             $9.98
   Class C..............   N/A              $10.56             $9.98
   Class Y..............   $9.98            N/A                $9.98
Shares Outstanding
   Class A..............   10,576,333       2,512,311          13,262,341
   Class B..............   3,129,090        3,929,311          7,278,883
   Class C..............   N/A              895,123            947,144
   Class Y..............   2,422,601        N/A                2,422,601
   All Classes..........   16,128,024       7,336,745          23,910,969

         The table set forth above should not be relied upon to reflect the number of shares to be received in the Reorganizations; the actual number of shares to be received will depend upon the net asset value and number of shares outstanding of each Fund at the time of the Reorganizations.

Shareholder Information

         As of November 10, 1997 (the "Record Date"), there were the following number of each Class of shares of beneficial interest of Evergreen Florida and Keystone Florida outstanding:

                                        Evergreen             Keystone
Class of Shares                         Florida               Florida
---------------                         ---------             --------

Class A........................
Class B........................
Class C........................         N/A
Class Y........................                               N/A
All Classes....................

         As of September 30, 1997, the officers and Trustees of Evergreen Investment Trust beneficially owned as a group less than 1% of the outstanding shares of Evergreen Florida. To Evergreen Florida's knowledge, the following persons owned beneficially or of record more than 5% of Evergreen Florida's total outstanding shares as of September 30, 1997:


                                                                    Percen-
                                                      Percen-       tage of
                                                      tage of       Shares of
                                                      Shares of     Class
                                                      Class         Outstand-
                                                      Before        ing After
                                        No. of        Reorgani-     Reorgani-
Name and Address           Class        Shares        zations       zations
----------------           -----        ------        ---------     ---------

First Union National       Y            2,243,272     84.42         84.42
Bank
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC 28288-
0002

First Union National       Y            270,403       10.18         10.18
Bank
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC 28288-
0002



         As of September 30, 1997, the officers and Trustees of Keystone State Tax Free Fund beneficially owned as a group less than 1% of the outstanding shares of Keystone Florida.

To Keystone Florida's knowledge, the following persons owned beneficially or of record more than 5% of Keystone Florida's total outstanding shares as of September 30, 1997.


                                                                    Percen-
                                              Percen-               tage of
                                              tage of               Shares of
                                              Shares of             Class
                                              Class                 Outstand-
                                              Before                ing After
                                 No. of       Reorgani-             Reorgani-
Name and Address       Class     Shares       zations               zations
----------------       -----     ------       ---------             ---------

Merrill, Lynch,        A         255,448      10.68                 2.10
Pierce, Fenner &
Smith
Attn: Book Entry
4800 Deer Lake Dr.
E. 3rd Fl.
Jacksonville, FL
32246-6484

Merrill, Lynch,        B         703,757      18.44                 10.34
Pierce, Fenner &
Smith
Attn: Book Entry
4800 Deer Lake Dr.
E. 3rd Fl.
Jacksonville, FL
32246-6484

Merrill, Lynch,        C         234,699      28.15                 28.15
Pierce, Fenner &
Smith
Attn: Book Entry
4800 Deer Lake Dr.
E. 3rd Fl.
Jacksonville, Fl
32246-6484

Paine Webber for       C         62,334       7.48                  7.48
the benefit of
Betty J. Puskar
Ttee
Betty J. Puskar
Rev. Trust
708 Ocean Drive
Juno Beach, FL
33408-1911

                                                                    Percen-
                                              Percen-               tage of
                                              tage of               Shares of
                                              Shares of             Class
                                              Class                 Outstand-
                                              Before                ing After
                                 No. of       Reorgani-             Reorgani-
Name and Address       Class     Shares       zations               zations
----------------       -----     ------       ---------             ---------

Paine Webber for       C         45,023       5.52                  5.52
the benefit of
Wayne D. Rebertus
Ttee
U/A DTD 8/3/89
FBO Wayne D.
Rebertus
720 W. 73 Terrace
Plantation, FL
33317-1028



                COMPARISON OF INVESTMENT OBJECTIVES AND POLICIES

         The following discussion is based upon and qualified in its entirety by the descriptions of the respective investment objectives, policies and restrictions set forth in the respective Prospectuses and Statements of Additional Information of the Funds. The investment objective, policies and restrictions of Evergreen Florida Bond can be found in the Prospectuses of Evergreen Florida Bond under the caption "Investment Objective and Policies". The investment objectives, policies and restrictions of Evergreen Florida and Keystone Florida can be found in the respective Prospectuses of each Fund under the caption "Investment Objective and Policies."

         The investment objectives of Evergreen Florida Bond, Evergreen Florida and Keystone Florida are substantially identical. Each Fund seeks current income exempt from federal regular income tax and the Florida state intangibles tax, consistent with the preservation of capital. Unlike Evergreen Florida Bond, the investment objective of Evergreen Florida and Keystone Florida cannot be changed without shareholder approval.

     The following discussion of Evergreen Florida Bond's investment policies and restrictions applies equally to Evergreen Florida. Evergreen Florida Bond will normally invest its assets so that at least 80% of its annual interest income is, or at least 80% of its net assets are, invested in obligations which provide interest income which is exempt from federal regular income taxes. In addition, at least 65% of the value of the Fund's total assets will be invested in Florida municipal bonds. To qualify as an investment exempt from the Florida state intangibles tax, Evergreen Florida Bond's portfolio must consist entirely of investments exempt from the Florida state intangibles tax on the last business day of the calendar year.

         Evergreen Florida Bond seeks to achieve its investment objective by investing principally in Florida municipal bonds, including industrial development bonds. In addition, the Fund may invest in obligations issued by or on behalf of any state, territory, or possession of the United States, including the District of Columbia, or their political subdivisions or agencies and instrumentalities, the interest from which is exempt from federal (regular, if applicable) income tax.

         Municipal bonds are debt obligations issued by the state or local entities to support a government's general financial needs or special projects, such as housing projects or sewer works. Municipal bonds include industrial development bonds issued by or on behalf of public authorities to provide financing aid to acquire sites or construct or equip facilities for privately or publicly owned corporations.

         The two principal classifications of municipal bonds are "general obligation" and "revenue" bonds. General obligation bonds are secured by the issuer's pledge of its full faith and credit and taxing power for the payment of principal and interest. Revenue bonds are paid off only with the revenue generated by the project financed by the bond or other specified sources of revenue. For example, in the case of a bridge project, proceeds from the tolls would go directly to retiring the bond issue. Thus, unlike general obligation bonds, revenue bonds do not represent a pledge of credit or create any debt of or charge against the general revenues of a municipality or public authority.

         Evergreen Florida Bond will invest at least 80% of its assets in bonds that, at the date of investment, are rated within the four highest categories by S&P (AAA, AA, A and BBB), by Moody's (Aaa, Aa, A and Baa), by Fitch (AAA, AA, A and BBB) or, if not rated or rated under a different system, are of comparable quality to obligations so rated as determined by another nationally recognized statistical ratings organization ("NRSRO") or by the Fund's investment adviser. The Fund may invest the remaining 20% of its assets in lower rated bonds, but it will not invest in bonds rated below B.

         Evergreen Florida Bond is permitted to make taxable investments, and may from time to time generate income subject to federal regular income tax.

         Evergreen Florida Bond may also invest in participation interests in any of the above obligations purchased from financial institutions such as commercial banks, savings and loan associations and insurance companies, variable rate municipal securities and municipal leases.

         During periods when, in the opinion of the Fund's investment adviser, a temporary defensive position in the market is appropriate, Evergreen Florida Bond may invest in short-term tax-exempt or taxable investments. These temporary investments include: notes issued by or on behalf of municipal or corporate issuers; obligations issued or guaranteed by the U.S. government, its agencies, or instrumentalities; other debt securities; commercial paper; bank certificates of deposit; shares of other investment companies; and repurchase agreements. There are no rating requirements applicable to temporary investments. However, Evergreen Florida Bond's investment adviser will limit temporary investments to those it considers to be of comparable quality to the Fund's primary investments.

         Evergreen   Florida   Bond  may  also  engage  in  certain   derivative
transactions including the purchase and sale of options and futures.

         The investment objective and policies of Keystone Florida are substantially similar to that of Evergreen Florida Bond and Evergreen Florida except for the fact that it must invest at least 80% of its net assets in Florida obligations while Evergreen Florida Bond and Evergreen Florida must invest at least 65% of their assets in Florida obligations. As a practical matter, however, each Fund invests substantially all of its assets in Florida obligations in order to be exempt from the Florida state intangibles tax.

         Keystone Florida may also engage in certain derivative transactions including the purchase and sale of options and futures and may invest in municipal obligations denominated in foreign currencies.

     The characteristics of each investment policy and the associated risks are described in each Fund's respective Prospectus and Statement of Additional Information. The Funds have other investment policies and restrictions which are also set forth in the Prospectus and Statement of Additional Information of each Fund.

                 COMPARATIVE INFORMATION ON SHAREHOLDERS' RIGHTS

Forms of Organization

         Evergreen Municipal Trust, Evergreen Investment Trust and Keystone State Tax Free Fund are open-end management investment companies registered with the SEC under the 1940 Act, which continuously offer shares to the public. Evergreen Investment Trust and Keystone State Tax Free Fund are each organized as a Massachusetts business trust. Evergreen Municipal Trust is organized as a Delaware business trust. Each Trust is governed by a Declaration of Trust, By-Laws and a Board of Trustees. Each Trust is also governed by applicable Delaware, Massachusetts and federal law. Evergreen Florida Bond is a series of Evergreen Municipal Trust, Evergreen Florida is a series of Evergreen Investment Trust and Keystone Florida is a series of Keystone State Tax Free Fund.

Capitalization

         The beneficial interests in Evergreen Florida Bond are represented by an unlimited number of transferable shares of beneficial interest without par value. The beneficial interests in Evergreen Florida and Keystone Florida are represented by an unlimited number of transferable shares of beneficial interest with a $0.0001 par value and without par value per share, respectively. The respective Declaration of Trust under which each Fund has been established permits the Trustees to allocate shares into an unlimited number of series, and classes thereof, with rights determined by the Trustees, all without shareholder approval. Fractional shares may be issued. Except with respect to Evergreen Florida Bond where each share of the Fund is entitled to one vote for each dollar of net asset value applicable to such share, each Fund's shares have equal voting rights with respect to matters affecting shareholders of all classes of each Fund and represent equal proportionate interests in the assets belonging to the Funds. Shareholders of each Fund are entitled to receive dividends and other amounts as determined by the Trustees. Shareholders of each Fund vote separately, by class, as to matters, such as approval of or amendments to Rule 12b-1 distribution plans, that affect only their particular class and by series as to matters, such as approval of or amendments to investment advisory agreements or proposed organizations, that affect only their particular series.

Shareholder Liability

         Under Massachusetts law, shareholders of a business trust could, under certain circumstances, be held personally liable for the obligations of the business trust. However, the respective Declaration of Trust under which Evergreen Florida and Keystone Florida was established disclaims shareholder liability for acts or obligations of the series and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Fund or the Trustees. Each Declaration of Trust provides for indemnification out of the series property for all losses and expenses of any shareholder held personally liable for the obligations of the series. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is considered remote since it is limited to circumstances in which a disclaimer is inoperative and the series or the Trust itself would be unable to meet its obligations. A substantial number of mutual funds in the United States are organized as Massachusetts business trusts.

         Under Delaware law, shareholders of a Delaware business trust are entitled to the same limitation of personal liability extended to stockholders of Delaware corporations. No similar statutory or other authority limiting business trust shareholder liability exists in any other state. As a result, to the extent that Evergreen Municipal Trust or a shareholder is subject to the jurisdiction of courts in those states, the courts may not apply Delaware law, and may thereby subject shareholders of a Delaware trust to liability. To guard against this risk, the Declaration of Trust of Evergreen Municipal Trust: (a) provides that any written obligation of the Trust may contain a statement that such obligation may only be enforced against the assets of the Trust or the particular series in question and the obligation is not binding upon the shareholders of the Trust; however, the omission of such a disclaimer will not operate to create personal liability for any shareholder; and (b) provides for indemnification out of Trust property of any shareholder held personally liable for the obligations of Evergreen Municipal Trust. Accordingly, the risk of a shareholder of the Trust incurring financial loss beyond that shareholder's investment because of shareholder liability is limited to circumstances in which: (i) the court refuses to apply Delaware law; (ii) no contractual limitation of liability was in effect; and (iii) the Trust itself would be unable to meet its obligations. In light of Delaware law, the nature of the Trust's business, and the nature of its assets, the risk of personal liability to a shareholder of Evergreen Municipal Trust is remote.

Shareholder Meetings and Voting Rights

         Neither Evergreen Municipal Trust on behalf of Evergreen Florida Bond, Evergreen Investment Trust on behalf of Evergreen Florida nor Keystone State Tax Free on behalf of Keystone Florida is required to hold annual meetings of shareholders. However, a meeting of shareholders for the purpose of voting upon the question of removal of a Trustee must be called when requested in writing by the holders of at least 25% or 10% of the outstanding shares of Evergreen Investment Trust or Keystone State Tax Free Fund, respectively. In addition, each is required to call a meeting of shareholders for the purpose of electing Trustees if, at any time, less than a majority of the Trustees then holding office were elected by shareholders. Each Trust currently does not intend to hold regular shareholder meetings. Each Trust does not permit cumulative voting. Except when a larger quorum is required by applicable law, with respect to Evergreen Florida Bond and Evergreen Florida, twenty-five percent (25%) of the outstanding shares entitled to vote, and with respect to Keystone Florida, a majority of the outstanding shares entitled to vote on a matter constitutes a quorum for consideration of such matter. For Evergreen Florida Bond, a majority of the shares voting, for Keystone Florida, a majority of the shares present and entitled to vote, and for Evergreen Florida, a majority of the shares entitled to vote, is sufficient to act on a matter (unless otherwise specifically required by the applicable governing documents or other law, including the 1940
Act).

         Under the Declaration of Trust of Evergreen Municipal Trust, each share of Evergreen Florida Bond is entitled to one vote for each dollar of net asset value applicable to each share. Under the current voting provisions governing Evergreen Florida and Keystone Florida, each share is entitled to one vote. Over time, the net asset values of the Funds have changed in relation to one another and are expected to continue to do so in the future. Because of the divergence in net asset values, a given dollar investment in a Fund with a lower net asset value will purchase more shares, and under the Funds' current voting provisions, have more votes, than the same investment in a Fund with a higher net asset value. Under the Declaration of Trust of Evergreen Municipal Trust, voting power is related to the dollar value of the shareholders' investment rather than to the number of shares held.

Liquidation or Dissolution

         In the event of the liquidation of Evergreen Florida Bond, Evergreen Florida and Keystone Florida the shareholders are entitled to receive, when, and as declared by the Trustees, the excess of the assets belonging to such Fund or attributable to the class over the liabilities belonging to the Fund or attributable to the class. In either case, the assets so distributable to shareholders of the Fund will be distributed among the shareholders in proportion to the number of shares of a class of the Fund held by them and recorded on the books of the Fund.

Liability and Indemnification of Trustees

         The Declarations of Trust of Evergreen Investment Trust and of Keystone State Tax Free Fund provide that a Trustee shall be liable only for his own willful defaults, and that no Trustee shall be protected against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

The Declarations of Trust of Evergreen Investment Trust and of Keystone State Tax Free Fund provide that a Trustee or officer is entitled to indemnification against liabilities and expenses with respect to claims related to his or her position with the Fund, unless such Trustee or officer shall have been adjudicated not to have acted in good faith in the reasonable belief that his or her action was in the best interests of the Fund, or unless such Trustee or officer is otherwise subject to liability to the Fund or its shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of office. In the event of settlement, no such indemnification shall be provided unless there has been a determination that such Trustee or officer appears to have acted in good faith in the reasonable belief that his action was in the best interests of the Fund and that such indemnification would not protect such person against any liability to the Fund to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of office.

         Under the Declaration of Trust of Evergreen Municipal Trust, a Trustee is liable to the Trust and its shareholders only for such Trustee's own willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee or the discharge of such Trustee's functions. As provided in the Declaration of Trust, each Trustee of the Trust is entitled to be indemnified against all liabilities against him or her, including the costs of litigation, unless it is determined that the Trustee (i) did not act in good faith in the reasonable belief that such Trustee's action was in or not opposed to the best interests of the Trust; (ii) had acted with willful misfeasance, bad faith, gross negligence or reckless disregard of such Trustee's duties; and (iii) in a criminal proceeding, had reasonable cause to believe that such Trustee's conduct was unlawful (collectively, "disabling conduct"). A determination that the Trustee did not engage in disabling conduct and is, therefore, entitled to indemnification may be based upon the outcome of a court action or administrative proceeding or by (a) a vote of a majority of those Trustees who are neither "interested persons" within the meaning of the 1940 Act nor parties to the proceeding or (b) an independent legal counsel in a written opinion. The Trust may also advance money for such litigation expenses provided that the Trustee undertakes to repay the Trust if his or her conduct is later determined to preclude indemnification and certain other conditions are met.

         The foregoing is only a summary of certain characteristics of the operations of the Declarations of Trust, By-Laws, Delaware and Massachusetts law and is not a complete description of those documents or law. Shareholders should refer to the provisions of such Declarations of Trust, By-Laws, Delaware and Massachusetts law directly for more complete information.

                             ADDITIONAL INFORMATION

         Evergreen Florida Bond. Information concerning the operation and management of Evergreen Florida Bond is incorporated herein by reference from the Prospectuses dated November 10, 1997, copies of which are enclosed, and Statement of Additional Information dated November 10, 1997. A copy of such Statement of Additional Information is available upon request and without charge by writing to Evergreen Florida Bond at the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343- 2898.

         Evergreen Florida. Information about the Fund is included in its current Prospectuses dated October 31, 1996, as supplemented, and in the Statement of Additional Information of the same date, as supplemented, that have been filed with the SEC, all of which are incorporated herein by reference. Copies of the Prospectuses and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-
343-2898.

         Keystone Florida. Information about the Fund is included in its current Prospectus dated July 21, 1997, as supplemented, and in the Statement of Additional Information of the same date, as supplemented, that has been filed with the SEC, all of which are incorporated herein by reference. A copy of the Prospectus and Statement of Additional Information are available upon request and without charge by writing to the address listed on the cover page of this Prospectus/Proxy Statement or by calling toll-free 1-800-343-2898.

         Evergreen Florida Bond, Evergreen Florida and Keystone Florida are each subject to the informational requirements of the Securities Exchange Act of 1934 and the 1940 Act, and in accordance therewith file reports and other information including proxy material, and charter documents with the SEC. These items can be inspected and copies obtained at the Public Reference Facilities maintained by the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's Regional Offices located at Northwest Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511 and Seven World Trade Center, Suite 1300, New York, New York 10048.

                    VOTING INFORMATION CONCERNING THE MEETING

         This Prospectus/Proxy Statement is furnished in connection with a solicitation of proxies by the Trustees of Evergreen Investment Trust and Keystone State Tax Free Fund to be used at each Special Meeting of Shareholders to be held at 3:00 p.m., January 6, 1998, at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116 and at any adjournments thereof. This Prospectus/Proxy Statement, along with a Notice of the meeting and a proxy card, is first being mailed to shareholders of Evergreen Florida and Keystone Florida on or about November 14, 1997. Only shareholders of record as of the close of business on the Record Date will be entitled to notice of, and to vote at, the Meeting or any adjournment thereof. For Evergreen Florida, twenty-five percent (25%) of the outstanding shares entitled to vote, and for Keystone Florida, a majority of the outstanding shares entitled to vote, at the close of business on the Record Date, present in person or represented by proxy, will constitute a quorum for the Meeting. If the enclosed form of proxy is properly executed and returned in time to be voted at the Meeting, the proxies named therein will vote the shares represented by the proxy in accordance with the instructions marked thereon. Unmarked proxies will be voted FOR the proposed Reorganization and FOR any other matters deemed appropriate. Proxies that reflect abstentions and "broker non-votes" (i.e., shares held by brokers or nominees as to which (i) instructions have not been received from the beneficial owners or the persons entitled to vote or (ii) the broker or nominee does not have discretionary voting power on a particular matter) will be counted as shares that are present and entitled to vote for purposes of determining the presence of a quorum. However, with respect to Keystone Florida and Evergreen Florida, such proxies will have the effect of being counted as votes against the Plan since the vote required is, for Keystone Florida, a majority of the shares present and entitled to vote and, for Evergreen Florida, a majority of the shares entitled to vote. A proxy may be revoked at any time on or before the Meeting by written notice to the Secretary of Evergreen Investment Trust or Keystone State Tax Free Fund, as applicable, 200 Berkeley Street, Boston, Massachusetts 02116. Unless revoked, all valid proxies will be voted in accordance with the specifications thereon or, in the absence of such specifications, FOR approval of the Plan and the Reorganization contemplated thereby.

         Approval of each Plan will require, for Keystone Florida, the affirmative vote of a majority of the shares present and entitled to vote, and for Evergreen Florida, a majority of the shares entitled to vote, with all Classes voting together as a single class at Meetings at which a quorum of each Fund's shares is present. Each full share outstanding is entitled to one vote and each fractional share outstanding is entitled to a proportionate share of one vote.

         Proxy solicitations will be made primarily by mail, but proxy solicitations may also be made by telephone, telegraph or personal solicitations conducted by officers and employees of FUNB, its affiliates or other representatives of Evergreen Florida and Keystone Florida (who will not be paid for their soliciting activities). Shareholders Communications Corp. ("SCC") has been engaged by Evergreen Florida and Keystone Florida to assist in soliciting proxies, and may contact certain shareholders of the Funds over the telephone. Shareholders who are contacted by SCC may be asked to cast their vote by telephonic proxy. Such proxies will be recorded in accordance with the procedures set forth below. Each Fund believes these procedures are reasonably designed to ensure that the identity of the shareholder casting the vote is accurately determined and that the voting instructions of the shareholder are accurately reflected. Each Fund has received an opinion of counsel that addresses the validity, under the applicable law of The Commonwealth of Massachusetts, of a proxy given orally. The opinion concludes that a

Massachusetts   court  would  find  that  there  is  no  Massachusetts   law  or
Massachusetts public policy against the acceptance of proxies signed by an orally-authorized agent.

         In all cases where a telephonic proxy is solicited, the SCC representative will ask you for your full name, address, social security or employer identification number, title (if you are authorized to act on behalf of an entity, such as a corporation), and number of shares owned. If the information solicited agrees with the information provided to SCC by each Fund's transfer agent, then the SCC representative will explain the process, read the proposals listed on the proxy card and ask for your instructions on each proposal. The SCC representative, although he or she will answer questions about the process, will not recommend to the shareholder how he or she should vote, other than to read any recommendations set forth in the proxy statement. Within 72 hours, SCC will send you a letter or mailgram to confirm your vote and asking you to call immediately if your instructions are not correctly reflected in the confirmation.

         If you wish to participate in the Meeting, but do not wish to give your proxy by telephone, you may still submit the proxy card included with this Prospectus/Proxy Statement or attend in person. Any proxy given by you, whether in writing or by telephone, is revocable.

         In the event that sufficient votes to approve a Reorganization are not received by January 6, 1998, the persons named as proxies may propose one or more adjournments of the Meeting to permit further solicitation of proxies. In determining whether to adjourn the Meeting, the following factors may be considered: the percentage of votes actually cast, the percentage of negative votes actually cast, the nature of any further solicitation and the information to be provided to shareholders with respect to the reasons for the solicitation. Any such adjournment will require an affirmative vote by the holders of a majority of the shares present in person or by proxy and entitled to vote at the Meeting. The persons named as proxies will vote upon such adjournment after consideration of all circumstances which may bear upon a decision to adjourn the Meeting.

         A shareholder who objects to a proposed Reorganization will not be entitled under either Massachusetts law or the Declaration of Trust of Evergreen Investment Trust or Keystone State Tax Free, as applicable, to demand payment for, or an appraisal of, his or her shares. However, shareholders should be aware that the Reorganizations as proposed are not expected to result in recognition of gain or loss to shareholders for federal income tax purposes and that, if the Reorganizations are consummated, shareholders will be free to redeem the shares of Evergreen Florida Bond which they receive in the transaction at their then-current net asset value. Shares of Evergreen Florida and Keystone Florida may be redeemed at any time prior to the consummation of the Reorganizations. Shareholders of Evergreen Florida and Keystone Florida may wish to consult their tax advisers as to any differing consequences of redeeming Fund shares prior to the Reorganizations or exchanging such shares in the Reorganizations.

         Evergreen Florida and Keystone Florida do not hold annual shareholder meetings. If a Reorganization is not approved, shareholders wishing to submit proposals for consideration for inclusion in a proxy statement for a subsequent shareholder meeting should send their written proposals to the Secretary of Evergreen Investment Trust or Keystone State Tax Free Fund, as applicable, at the address set forth on the cover of this Prospectus/Proxy Statement such that they will be received by the Funds in a reasonable period of time prior to any such meeting.

         The votes of the shareholders of Evergreen Florida Bond are not being solicited by this Prospectus/Proxy Statement and are not required to carry out the Reorganizations.

         NOTICE TO BANKS, BROKER-DEALERS AND VOTING TRUSTEES AND THEIR NOMINEES. Please advise Evergreen Florida and Keystone Florida whether other persons are beneficial owners of shares for which proxies are being solicited and, if so, the number of copies of this Prospectus/Proxy Statement needed to supply copies to the beneficial owners of the respective shares.

                        FINANCIAL STATEMENTS AND EXPERTS

         The financial statements of Evergreen Florida as of August 31, 1996, and the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

         The financial statements of Keystone Florida as of March 31, 1997, and the financial statements and financial highlights for the periods indicated therein, have been incorporated by reference herein and in the Registration Statement in reliance upon the report of KPMG Peat Marwick

LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                                  LEGAL MATTERS

         Certain legal matters concerning the issuance of shares of Evergreen Florida Bond will be passed upon by Sullivan & Worcester LLP, Washington, D.C.

                                 OTHER BUSINESS

         The Trustees of Evergreen Investment Trust and Keystone State Tax Free do not intend to present any other business at the Meeting. If, however, any other matters are properly brought before the Meeting, the persons named in the accompanying form of proxy will vote thereon in accordance with their judgment.

         THE RESPECTIVE TRUSTEES OF EVERGREEN INVESTMENT TRUST AND KEYSTONE STATE TAX FREE FUND RECOMMEND THEIR APPROVAL OF EACH RESPECTIVE PLAN AND ANY UNMARKED PROXIES WITHOUT INSTRUCTIONS TO THE CONTRARY WILL BE VOTED IN FAVOR OF APPROVAL OF THE PLANS.

November 14, 1997

                                                       EXHIBIT A-1

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Municipal Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Florida Municipal Bond Fund series (the "Acquiring Fund"), and Keystone State Tax Free Fund, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 ("Keystone Trust"), with respect to its Keystone Florida Tax Free Fund series (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B and Class C shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are each a separate investment series of an open-end, registered investment company of the management type, respectively, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS,  the  Trustees  of  Keystone  Trust have  determined  that the
Selling Fund should exchange all of its assets and certain identified liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
              THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses. The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. Except as specifically provided in this paragraph 1.3, the Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not except as specifically provided in this paragraph 1.3 assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund. The Acquiring Fund hereby agrees with the Selling Fund and each Trustee of Keystone Trust: (i) to indemnify each Trustee of Keystone Trust against all liabilities and expenses referred to in the indemnification provisions of Keystone Trust's Declaration of Trust and ByLaws, to the extent provided therein, incurred by any Trustee of Keystone Trust; and (ii) in addition to the indemnification provided in (i) above, to indemnify each Trustee of Keystone

Trust against all liabilities and expenses and pay the same as they arise and become due, without any exception, limitation or requirement of approval by any person, and without any right to require repayment thereof by any such Trustee (unless such Trustee has had the same repaid to him or her) based upon any subsequent or final disposition or findings made in connection therewith or otherwise, if such action, suit or other proceeding involves such Trustee's participation in authorizing or permitting or acquiescing in, directly or indirectly, by action or inaction, the making of any distribution in any manner of all or any assets of the Selling Fund without making provision for the payment of any liabilities of any kind, fixed or contingent, of the Selling Fund, which liabilities were not actually and consciously personally known to such Trustee to exist at the time of such Trustee's participation in so authorizing or permitting or acquiescing in the making of any such distribution.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

     2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                            CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

         3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the "Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of Keystone Trust or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a separate investment series of a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectus and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of Keystone Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at March 31, 1997 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since March 31, 1997 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

         4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. Keystone Trust will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by Keystone Trust's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                   ARTICLE VI

                  CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

                   CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by Keystone Trust's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of Keystone Trust.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a separate investment series a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a separate investment series of a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                  ARTICLE VIII

             FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of Keystone Trust's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing

Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(C) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Selling Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the Selling Fund's assets in accordance with the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

                  (e) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Trust responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.

                                   ARTICLE IX

                                    EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                   ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                   AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring

Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof; provided, however, that the due authorization, execution and delivery of this Agreement, in the case of Keystone Trust, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Keystone Trust personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of Keystone Trust. The execution and delivery of this Agreement have been authorized by the Trustees of Keystone Trust on behalf of the Selling Fund and signed by authorized officers of Keystone Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of Keystone Trust.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                    EVERGREEN MUNICIPAL TRUST
                                    ON BEHALF OF EVERGREEN
                                    FLORIDA MUNICIPAL BOND FUND
                                    By:

                                    Name:

                                    Title:



                                    KEYSTONE STATE TAX FREE FUND
                                    ON BEHALF OF KEYSTONE FLORIDA
                                    TAX FREE FUND
                                    By:

                                    Name:

                                    Title:

                                                              EXHIBIT A-2

                      AGREEMENT AND PLAN OF REORGANIZATION

         THIS AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made as of this 30th day of September, 1997, by and between the Evergreen Municipal Trust, a Delaware business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 (the "Trust"), with respect to its Evergreen Florida Municipal Bond Fund series (the "Acquiring Fund"), and Evergreen Investment Trust, a Massachusetts business trust, with its principal place of business at 200 Berkeley Street, Boston, Massachusetts 02116 ("Evergreen Trust") with respect to its Evergreen Florida Municipal Bond Fund series (the "Selling Fund").

         This Agreement is intended to be, and is adopted as, a plan of reorganization and liquidation within the meaning of Section 368 (a)(1)(F) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of (i) the transfer of all of the assets of the Selling Fund in exchange solely for Class A, Class B and Class Y shares of beneficial interest, without par value, of the Acquiring Fund (the "Acquiring Fund Shares"); (ii) the assumption by the Acquiring Fund of certain identified liabilities of the Selling Fund; and (iii) the distribution, after the Closing Date hereinafter referred to, of the Acquiring Fund Shares to the shareholders of the Selling Fund in liquidation of the Selling Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.

         WHEREAS, the Selling Fund and the Acquiring Fund are each separate investment series of an open-end, registered investment company of the management type, and the Selling Fund owns securities that generally are assets of the character in which the Acquiring Fund is permitted to invest;

         WHEREAS, both Funds are authorized to issue their shares of beneficial interest;

         WHEREAS, the Trustees of the Trust have determined that the exchange of all of the assets of the Selling Fund for Acquiring Fund Shares and the assumption of certain identified liabilities of the Selling Fund by the Acquiring Fund on the terms and conditions hereinafter set forth are in the best interests of the Acquiring Fund's shareholders;

         WHEREAS, the Trustees of Evergreen Trust have determined that the Selling Fund should exchange all of its assets and certain identified liabilities for Acquiring Fund Shares and that the interests of the existing shareholders of the Selling Fund will not be diluted as a result of the transactions contemplated herein;

         NOW, THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties hereto covenant and agree as follows:

                                    ARTICLE I

         TRANSFER OF ASSETS OF THE SELLING FUND IN EXCHANGE FOR
               THE ACQUIRING FUND SHARES AND ASSUMPTION OF SELLING FUND
                 LIABILITIES AND LIQUIDATION OF THE SELLING FUND

         1.1 THE EXCHANGE. Subject to the terms and conditions herein set forth and on the basis of the representations and warranties contained herein, the Selling Fund agrees to transfer all of the Selling Fund's assets as set forth in paragraph 1.2 to the Acquiring Fund. The Acquiring Fund agrees in exchange therefor (i) to deliver to the Selling Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of each such class of the Selling Fund by the net asset value per share of the corresponding class of Acquiring Fund Shares computed in the manner and as of the time and date set forth in paragraph 2.2; and (ii) to assume certain identified liabilities of the Selling Fund, as set forth in paragraph 1.3. Such transactions shall take place at the closing provided for in paragraph 3.1 (the "Closing Date").

         1.2 ASSETS TO BE ACQUIRED. The assets of the Selling Fund to be acquired by the Acquiring Fund shall consist of all property, including, without limitation, all cash, securities, commodities, and futures interests and dividends or interest receivables, that is owned by the Selling Fund and any deferred or prepaid expenses shown as an asset on the books of the Selling Fund on the Closing Date.

         The Selling Fund has provided the Acquiring Fund with its most recent audited financial statements, which contain a list of all of Selling Fund's assets as of the date thereof. The Selling Fund hereby represents that as of the date of the execution of this Agreement there have been no changes in its financial position as reflected in said financial statements other than those occurring in the ordinary course of its business in connection with the purchase and sale of securities and the payment of its normal operating expenses.

The Selling Fund reserves the right to sell any of such securities, but will not, without the prior written approval of the Acquiring Fund, acquire any additional securities other than securities of the type in which the Acquiring Fund is permitted to invest.

         The Acquiring Fund will, within a reasonable time prior to the Closing Date, furnish the Selling Fund with a statement of the Acquiring Fund's investment objectives, policies, and restrictions and a list of the securities, if any, on the Selling Fund's list referred to in the second sentence of this paragraph that do not conform to the Acquiring Fund's investment objectives, policies, and restrictions. In the event that the Selling Fund holds any investments that the Acquiring Fund may not hold, the Selling Fund will dispose of such securities prior to the Closing Date. In addition, if it is determined that the Selling Fund and the Acquiring Fund portfolios, when aggregated, would contain investments exceeding certain percentage limitations imposed upon the Acquiring Fund with respect to such investments, the Selling Fund if requested by the Acquiring Fund will dispose of a sufficient amount of such investments as may be necessary to avoid violating such limitations as of the Closing Date.

         1.3 LIABILITIES TO BE ASSUMED. The Selling Fund will endeavor to discharge all of its known liabilities and obligations prior to the Closing Date. The Acquiring Fund shall assume only those liabilities, expenses, costs, charges and reserves reflected on a Statement of Assets and Liabilities of the Selling Fund prepared on behalf of the Selling Fund, as of the Valuation Date (as defined in paragraph 2.1), in accordance with generally accepted accounting principles consistently applied from the prior audited period. The Acquiring Fund shall assume only those liabilities of the Selling Fund reflected in such Statement of Assets and Liabilities and shall not assume any other liabilities, whether absolute or contingent, known or unknown, accrued or unaccrued, all of which shall remain the obligation of the Selling Fund.

         In addition, upon completion of the Reorganization, for purposes of calculating the maximum amount permitted to be charged to the Acquiring Fund under the National Association of Securities Dealers, Inc. Conduct Rule 2830, minus the amount of the sales charges paid or accrued (including asset based sales charge), plus permitted interest ("Aggregate NASD Cap"), the Acquiring Fund will add to its Aggregate NASD Cap immediately prior to the Reorganization the Aggregate NASD Cap of the Selling Fund immediately prior to the Reorganization.

         1.4 LIQUIDATION AND DISTRIBUTION. On or soon after the Closing Date as is conveniently practicable (the "Liquidation Date"), (a) the Selling Fund will liquidate and distribute pro rata to the Selling Fund's shareholders of record, determined as of the close of business on the Valuation Date (the "Selling Fund Shareholders"), the Acquiring Fund Shares received by the Selling Fund pursuant to paragraph 1.1; and (b) the Selling Fund will thereupon proceed to dissolve as set forth in paragraph 1.8 below. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Selling Fund on the books of the Acquiring Fund to open accounts on the share records of the Acquiring Fund in the names of the Selling Fund Shareholders and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders. All issued and outstanding shares of the Selling Fund will simultaneously be canceled on the books of the Selling Fund. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.

         1.5 OWNERSHIP OF SHARES. Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the combined Prospectus and Proxy Statement on Form N-14 to be distributed to shareholders of the Selling Fund as described in paragraph 5.7.

         1.6 TRANSFER TAXES. Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Selling Fund shares on the books of the Selling Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.

         1.7 REPORTING RESPONSIBILITY. Any reporting responsibility of the Selling Fund is and shall remain the responsibility of the Selling Fund up to and including the Closing Date and such later date on which the Selling Fund is terminated.

         1.8  TERMINATION.   The  Selling  Fund  shall  be  terminated  promptly
following the Closing Date and the making of all distributions pursuant to paragraph 1.4.

                                   ARTICLE II

                                    VALUATION

         2.1 VALUATION OF ASSETS. The value of the Selling Fund's assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of business on the New York Stock Exchange on the business day next preceding the Closing Date (such time and date being hereinafter called the "Valuation Date"), using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information or such other valuation procedures as shall be mutually agreed upon by the parties.

         2.2 VALUATION OF SHARES. The net asset value per share of the Acquiring Fund Shares shall be the net asset value per share computed as of the close of business on the New York Stock Exchange on the Valuation Date, using the valuation procedures set forth in the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information.

         2.3 SHARES TO BE ISSUED. The number of the Acquiring Fund Shares of each class to be issued (including fractional shares, if any) in exchange for the Selling Fund's assets shall be determined by multiplying the shares outstanding of each class of the Selling Fund by the ratio computed by dividing the net asset value per share of the Selling Fund attributable to each of its classes by the net asset value per share of the respective classes of the Acquiring Fund determined in accordance with paragraph 2.2.

         2.4 DETERMINATION OF VALUE. All computations of value shall be made by State Street Bank and Trust Company in accordance with its regular practice in pricing the shares and assets of the Acquiring Fund.

                                   ARTICLE III

                            CLOSING AND CLOSING DATE

         3.1 CLOSING DATE. The Closing (the "Closing") shall take place on or about January 23, 1998 or such other date as the parties may agree to in writing (the "Closing Date"). All acts taking place at the Closing shall be deemed to take place simultaneously immediately prior to the opening of business on the Closing Date unless otherwise provided. The Closing shall be held as of 9:00 a.m. at the offices of the Evergreen Keystone Funds, 200 Berkeley Street, Boston, MA 02116, or at such other time and/or place as the parties may agree.

     3.2 CUSTODIAN'S CERTIFICATE. State Street Bank and Trust Company, as custodian for the Selling Fund (the

"Custodian"), shall deliver at the Closing a certificate of an authorized officer stating that (a) the Selling Fund's portfolio securities, cash, and any other assets shall have been delivered in proper form to the Acquiring Fund on the Closing Date; and (b) all necessary taxes including all applicable federal and state stock transfer stamps, if any, shall have been paid, or provision for payment shall have been made, in conjunction with the delivery of portfolio securities by the Selling Fund.

         3.3 EFFECT OF SUSPENSION IN TRADING. In the event that on the Valuation Date (a) the New York Stock Exchange or another primary trading market for portfolio securities of the Acquiring Fund or the Selling Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading on said Exchange or elsewhere shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Selling Fund is impracticable, the Valuation Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.

         3.4 TRANSFER AGENT'S CERTIFICATE. Evergreen Keystone Service Company, as transfer agent for the Selling Fund as of the Closing Date ("EKSC"), shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Selling Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver or cause EKSC, its transfer agent as of the Closing Date, to issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of Evergreen Trust on behalf of the Selling Fund or provide evidence satisfactory to the Selling Fund that such Acquiring Fund Shares have been credited to the Selling Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, share certificates, if any, receipts and other documents as such other party or its counsel may reasonably request.

                                   ARTICLE IV

                         REPRESENTATIONS AND WARRANTIES

         4.1 REPRESENTATIONS OF THE SELLING FUND. The Selling Fund represents and warrants to the Acquiring Fund as follows:

                  (a) The Selling Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing, and in good standing under the laws of The Commonwealth of Massachusetts.

                  (b) The Selling Fund is a separate investment series of a registered investment company classified as a management company of the open-end type, and its registration with the Securities and Exchange Commission (the "Commission") as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Selling Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Selling Fund is not, and the execution, delivery, and performance of this Agreement (subject to shareholder approval) will not result, in violation of any provision of Evergreen Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Selling Fund is a party or by which it is bound.

                  (e) The Selling Fund has no material contracts or other commitments (other than this Agreement) that will be terminated with liability to it prior to the Closing Date.

                  (f) Except as otherwise disclosed in writing to and accepted by the Acquiring Fund, no litigation, administrative proceeding, or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Selling Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition, the conduct of its business, or the ability of the Selling Fund to carry out the transactions contemplated by this Agreement. The Selling Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions herein contemplated.

                  (g) The financial statements of the Selling Fund at August 31, 1996 are in accordance with generally accepted accounting principles consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Selling Fund as of such date, and there are no known contingent liabilities of the Selling Fund as of such date not disclosed therein.

                  (h) Since August 31, 1996 there has not been any material adverse change in the Selling Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Selling Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Acquiring Fund. For the purposes of this subparagraph (h), a decline in the net asset value of the Selling Fund shall not constitute a material adverse change.

                  (i) At the Closing Date, all federal and other tax returns and reports of the Selling Fund required by law to have been filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid, or provision shall have been made for the payment thereof. To the best of the Selling Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (j) For each fiscal year of its operation, the Selling Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company and has distributed in each such year all net investment income and realized capital gains.

                  (k) All issued and outstanding shares of the Selling Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable by the Selling Fund (except that, under Massachusetts law, Selling Fund Shareholders could under certain circumstances be held personally liable for obligations of the Selling Fund). All of the issued and outstanding shares of the Selling Fund will, at the time of the Closing Date, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.4. The Selling Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any of the Selling Fund shares, nor is there outstanding any security convertible into any of the Selling Fund shares.

                  (l) At the Closing Date, the Selling Fund will have good and marketable title to the Selling Fund's assets to be transferred to the Acquiring Fund pursuant to paragraph 1.2 and full right, power, and authority to sell, assign, transfer, and deliver such assets hereunder, and, upon delivery and payment for such assets, the Acquiring Fund will acquire good and marketable title thereto, subject to no restrictions on the full transfer thereof, including such restrictions as might arise under the 1933 Act, other than as disclosed to the Acquiring Fund and accepted by the Acquiring Fund.

                  (m) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Selling Fund and, subject to approval by the Selling Fund Shareholders, this Agreement constitutes a valid and binding obligation of the Selling Fund, enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (n) The information to be furnished by the Selling Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations thereunder applicable thereto.

                  (o) The Proxy Statement of the Selling Fund to be included in the Registration Statement (as defined in paragraph 5.7)(other than information therein that relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

     4.2 REPRESENTATIONS OF THE ACQUIRING FUND. The Acquiring Fund represents and warrants to the Selling Fund as follows:

     (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust that is registered as an investment company classified as a management company of the open-end type, and its registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) The current prospectuses and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

                  (d) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in violation of the Trust's Declaration of Trust or By-Laws or of any material agreement, indenture, instrument, contract, lease, or other undertaking to which the Acquiring Fund is a party or by which it is bound.

                  (e) Except as otherwise disclosed in writing to the Selling Fund and accepted by the Selling Fund, no litigation, administrative proceeding or investigation of or before any court or governmental body is presently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets, which, if adversely determined, would materially and adversely affect its financial condition and the conduct of its business or the ability of the Acquiring Fund to carry out the transactions contemplated by this Agreement. The Acquiring Fund knows of no facts that might form the basis for the institution of such proceedings and is not a party to or subject to the provisions of any order, decree, or judgment of any court or governmental body that materially and adversely affects its business or its ability to consummate the transactions contemplated herein.

                  (f) The Acquiring Fund has no known liabilities of a material amount, contingent or otherwise.

                  (g) At the Closing Date, there will not be any material adverse change in the Acquiring Fund's financial condition, assets, liabilities, or business other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of indebtedness maturing more than one year from the date such indebtedness was incurred, except as otherwise disclosed to and accepted by the Selling Fund. For the purposes of this subparagraph (g), a decline in the net asset value of the Acquiring Fund shall not constitute a material adverse change.

                  (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law then to be filed by such dates shall have been filed, and all federal and other taxes shown due on said returns and reports shall have been paid or provision shall have been made for the payment thereof. To the best of the Acquiring Fund's knowledge, no such return is currently under audit, and no assessment has been asserted with respect to such returns.

                  (i) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants, or other rights to subscribe for or purchase any Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares.

                  (j) The execution, delivery, and performance of this Agreement have been duly authorized by all necessary action on the part of the Acquiring Fund, and this Agreement constitutes a valid and binding obligation of the
Acquiring Fund enforceable in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights and to general equity principles.

                  (k) The Acquiring Fund Shares to be issued and delivered to the Selling Fund, for the account of the Selling Fund Shareholders, pursuant to the terms of this Agreement will, at the Closing Date, have been duly authorized and, when so issued and delivered, will be duly and validly issued Acquiring Fund Shares, and will be fully paid and non-assessable.

                  (l) The information to be furnished by the Acquiring Fund for use in no-action letters, applications for orders, registration statements, proxy materials, and other documents that may be necessary in connection with the transactions contemplated hereby shall be accurate and complete in all material respects and shall comply in all material respects with federal securities and other laws and regulations applicable thereto.

                  (m) The Prospectus and Proxy Statement (as defined in paragraph 5.7) to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

                  (n) The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act, the 1940 Act, and such of the state Blue Sky or securities laws as it may deem appropriate in order to continue its operations after the Closing Date.

                                    ARTICLE V

              COVENANTS OF THE ACQUIRING FUND AND THE SELLING FUND

         5.1 OPERATION IN ORDINARY COURSE. The Acquiring Fund and the Selling Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.

         5.2 APPROVAL OF SHAREHOLDERS. Evergreen Trust will call a meeting of the Selling Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.

         5.3 INVESTMENT REPRESENTATION. The Selling Fund covenants that the Acquiring Fund Shares to be issued hereunder are not being acquired for the purpose of making any distribution thereof other than in accordance with the terms of this Agreement.

         5.4 ADDITIONAL INFORMATION. The Selling Fund will assist the Acquiring Fund in obtaining such information as the Acquiring Fund reasonably requests concerning the beneficial ownership of the Selling Fund shares.

         5.5 FURTHER ACTION. Subject to the provisions of this Agreement, the Acquiring Fund and the Selling Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement, including any actions required to be taken after the Closing Date.

         5.6 STATEMENT OF EARNINGS AND PROFITS. As promptly as practicable, but in any case within sixty days after the Closing Date, the Selling Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Selling Fund for federal income tax purposes that will be carried over by the Acquiring Fund as a result of Section 381 of the Code, and which will be reviewed by its independent auditors and certified by Evergreen Trust's President and Treasurer.

         5.7 PREPARATION OF FORM N-14 REGISTRATION STATEMENT. The Selling Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of a prospectus, which will include the proxy statement, referred to in paragraph 4.1(o) (the "Prospectus and Proxy Statement"), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act in connection with the meeting of the Selling Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.

                                   ARTICLE VI

                    CONDITIONS PRECEDENT TO OBLIGATIONS OF THE SELLING FUND

         The obligations of the Selling Fund to consummate the transactions provided for herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date, and, in addition thereto, the following further conditions:

         6.1 All representations, covenants, and warranties of the Acquiring Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Acquiring Fund shall have delivered to the Selling Fund a certificate executed in its name by the Trust's President or Vice President and its Treasurer or Assistant Treasurer, in form and substance reasonably satisfactory to the Selling Fund and dated as of the Closing Date, to such effect and as to such other matters as the Selling Fund shall reasonably request.

         6.2 The Selling Fund shall have received on the Closing Date an opinion from Sullivan & Worcester LLP, counsel to the Acquiring Fund, dated as of the Closing Date, in a form reasonably satisfactory to the Selling Fund, covering the following points:

                  (a) The Acquiring Fund is a separate investment series of a Delaware business trust duly organized, validly existing and in good standing under the laws of the State of Delaware and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Acquiring Fund is a separate investment series of a Delaware business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed, and delivered by the Acquiring Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution and delivery of this Agreement by the Selling Fund, is a valid and binding obligation of the Acquiring Fund enforceable against the Acquiring Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium, and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) Assuming that a consideration therefor not less than the net asset value thereof has been paid, the Acquiring Fund Shares to be issued and delivered to the Selling Fund on behalf of the Selling Fund Shareholders as provided by this Agreement are duly authorized and upon such delivery will be legally issued and outstanding and fully paid and non-assessable, and no shareholder of the Acquiring Fund has any preemptive rights in respect thereof.

                  (e) The Registration Statement, to such counsel's knowledge, has been declared effective by the Commission and no stop order under the 1933 Act pertaining thereto has been issued, and to the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or the State of Delaware is required for consummation by the Acquiring Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                   ARTICLE VII

               CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND

         The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Selling Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:

         7.1 All representations, covenants, and warranties of the Selling Fund contained in this Agreement shall be true and correct as of the date hereof and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, and the Selling Fund shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by Evergreen Trust's President or Vice President and the Treasurer or Assistant Treasurer, in form and substance satisfactory to the Acquiring Fund and dated as of the Closing Date, to such effect and as to such other matters as the Acquiring Fund shall reasonably request.

         7.2 The Selling Fund shall have delivered to the Acquiring Fund a statement of the Selling Fund's assets and liabilities, together with a list of the Selling Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of Evergreen Trust.

         7.3 The Acquiring Fund shall have received on the Closing Date an opinion of Sullivan & Worcester LLP, counsel to the Selling Fund, in a form satisfactory to the Acquiring Fund covering the following points:

                  (a) The Selling Fund is a separate investment series of a Massachusetts business trust duly organized, validly existing and in good standing under the laws of The Commonwealth of Massachusetts and has the power to own all of its properties and assets and to carry on its business as presently conducted.

                  (b) The Selling Fund is a separate investment series of a Massachusetts business trust registered as an investment company under the 1940 Act, and, to such counsel's knowledge, such registration with the Commission as an investment company under the 1940 Act is in full force and effect.

                  (c) This Agreement has been duly authorized, executed and delivered by the Selling Fund, and, assuming that the Prospectus and Proxy Statement, and Registration Statement comply with the 1933 Act, the 1934 Act, and the 1940 Act and the rules and regulations thereunder and, assuming due authorization, execution, and delivery of this Agreement by the Acquiring Fund, is a valid and binding obligation of the Selling Fund enforceable against the Selling Fund in accordance with its terms, subject as to enforcement, to bankruptcy, insolvency, reorganization, moratorium and other laws relating to or affecting creditors' rights generally and to general equity principles.

                  (d) To the knowledge of such counsel, no consent, approval, authorization or order of any court or governmental authority of the United States or The Commonwealth of Massachusetts is required for consummation by the Selling Fund of the transactions contemplated herein, except such as have been obtained under the 1933 Act, the 1934 Act and the 1940 Act, and as may be required under state securities laws.

                                  ARTICLE VIII

             FURTHER CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING
                            FUND AND THE SELLING FUND

         If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Selling Fund or the Acquiring Fund, the other party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement:

         8.1 This Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Selling Fund in accordance with the provisions of Evergreen Trust's Declaration of Trust and By-Laws and certified copies of the resolutions evidencing such approval shall have been delivered to the Acquiring Fund. Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.1.

         8.2 On the Closing Date, the Commission shall not have issued an unfavorable report under Section 25(b) of the 1940 Act, nor instituted any proceeding seeking to enjoin the consummation of the transactions contemplated by this Agreement under Section 25(c) of the 1940 Act and no action, suit or other proceeding shall be threatened or pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.

         8.3 All required consents of other parties and all other consents, orders, and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky securities authorities, including any necessary "no-action" positions of and exemptive orders from such federal and state authorities) to permit consummation of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order, or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Selling Fund, provided that either party hereto may for itself waive any of such conditions.

         8.4 The Registration Statement shall have become effective under the 1933 Act, and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.

         8.5 The Selling Fund shall have declared a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to the Selling Fund Shareholders all of the Selling Fund's investment company taxable income for all taxable periods ending on the Closing Date (computed without regard to any deduction for dividends paid) and all of its net capital gains realized in all taxable periods ending on the Closing Date (after reduction for any capital loss carryforward).

         8.6 The parties shall have  received a favorable  opinion of Sullivan &
Worcester   LLP,   addressed  to  the  Acquiring   Fund  and  the  Selling  Fund
substantially to the effect that for federal income tax purposes:

                  (a) The transfer of all of the Selling Fund assets in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund followed by the distribution of the Acquiring Fund Shares to the Selling Fund in dissolution and liquidation of the Selling Fund will constitute a "reorganization" within the meaning of
Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Selling Fund will each be a "party to a reorganization" within the meaning of Section 368(b) of the Code.

                  (b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Selling Fund solely in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund.

                  (c) No gain or loss will be recognized by the Selling Fund upon the transfer of the Selling Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption by the Acquiring Fund of certain stated liabilities of the Selling Fund or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Selling Fund Shareholders in exchange for their shares of the Selling Fund.

                  (d) No gain or loss will be recognized by the Selling Fund Shareholders upon the exchange of their Selling Fund shares for the Acquiring Fund Shares in liquidation of the Selling Fund.

                  (e) The aggregate tax basis for the Acquiring Fund Shares received by each Selling Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Selling Fund shares held by such shareholder immediately prior to the Reorganization, and the holding period of the Acquiring Fund Shares to be received by each Selling Fund Shareholder will include the period during which the Selling Fund shares exchanged therefor were held by such shareholder (provided the Selling Fund shares were held as capital assets on the date of the Reorganization).

                  (f) The tax basis of the Selling Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Selling Fund immediately prior to the Reorganization, and the holding period of the assets of the Selling Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Selling Fund.

         Notwithstanding anything herein to the contrary, neither the Acquiring Fund nor the Selling Fund may waive the conditions set forth in this paragraph 8.6.

         8.7 The Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund, in form and substance satisfactory to the Acquiring Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Selling Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Selling Fund responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Selling Fund;

                  (d) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the pro forma financial statements that are included in the Registration Statement and Prospectus and Proxy Statement were prepared based on the valuation of the Selling Fund's assets in accordance with the Trust's Declaration of Trust and the Acquiring Fund's then current prospectus and statement of additional information pursuant to procedures customarily utilized by the Acquiring Fund in valuing its own assets; and

                  (e) on the basis of limited procedures agreed upon by the Acquiring Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratios appearing in the Registration Statement and Prospectus and Proxy Statement agree with underlying accounting records of the Selling Fund or to written estimates by Selling Fund's management and were found to be mathematically correct.

         In addition, the Acquiring Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund dated on the Closing Date, in form and substance satisfactory to the Acquiring Fund, to the effect, that on the basis of limited procedures agreed upon by the Acquiring Fund (but not an examination in accordance with generally accepted auditing standards), the calculation of net asset value per share of the Selling Fund as of the Valuation Date was determined in accordance with generally accepted accounting practices and the portfolio valuation practices of the Acquiring Fund.

         8.8 The Selling Fund shall have received from KPMG Peat Marwick LLP a letter addressed to the Selling Fund, in form and substance satisfactory to the Selling Fund, to the effect that:

                  (a) they are independent certified public accountants with respect to the Acquiring Fund within the meaning of the 1933 Act and the applicable published rules and regulations thereunder;

                  (b) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards) consisting of a reading of any unaudited pro forma financial statements included in the Registration Statement and Prospectus and Proxy Statement, and inquiries of appropriate officials of the Trust responsible for financial and accounting matters, nothing came to their attention that caused them to believe that such unaudited pro forma financial statements do not comply as to form in all material respects with the applicable accounting requirements of the 1933 Act and the published rules and regulations thereunder;

                  (c) on the basis of limited procedures agreed upon by the Selling Fund and described in such letter (but not an examination in accordance with generally accepted auditing standards), the Capitalization Table appearing in the Registration Statement and Prospectus and Proxy Statement has been obtained from and is consistent with the accounting records of the Acquiring Fund; and

                  (d) on the basis of limited procedures agreed upon by the Selling Fund (but not an examination in accordance with generally accepted auditing standards), the data utilized in the calculations of the projected expense ratio appearing in the Registration Statement and Prospectus and Proxy Statement agree with written estimates by each Fund's management and were found to be mathematically correct.

         8.9 The Acquiring Fund and the Selling Fund shall also have received from KPMG Peat Marwick LLP a letter addressed to the Acquiring Fund and the Selling Fund, dated on the Closing Date in form and substance satisfactory to the Funds, setting forth the federal income tax implications relating to capital loss carryforwards (if any) of the Selling Fund and the related impact, if any, of the proposed transfer of all of the assets of the Selling Fund to the Acquiring Fund and the ultimate dissolution of the Selling Fund, upon the shareholders of the Selling Fund.


                                   ARTICLE IX

                                    EXPENSES

         9.1 Except as otherwise provided for herein, all expenses of the transactions contemplated by this Agreement incurred by the Selling Fund and the Acquiring Fund will be borne by First Union National Bank. Such expenses include, without limitation, (a) expenses incurred in connection with the entering into and the carrying out of the provisions of this Agreement; (b) expenses associated with the preparation and filing of the Registration Statement under the 1933 Act covering the Acquiring Fund Shares to be issued pursuant to the provisions of this Agreement; (c) registration or qualification fees and expenses of preparing and filing such forms as are necessary under applicable state securities laws to qualify the Acquiring Fund Shares to be issued in connection herewith in each state in which the Selling Fund Shareholders are resident as of the date of the mailing of the Prospectus and Proxy Statement to such shareholders; (d) postage; (e) printing; (f) accounting fees; (g) legal fees; and (h) solicitation costs of the transaction. Notwithstanding the foregoing, the Acquiring Fund shall pay its own federal and state registration fees.

                                    ARTICLE X

                    ENTIRE AGREEMENT; SURVIVAL OF WARRANTIES

         10.1 The Acquiring Fund and the Selling Fund agree that neither party has made any representation, warranty or covenant not set forth herein and that this Agreement constitutes the entire agreement between the parties.

         10.2 The representations, warranties, and covenants contained in this Agreement or in any document delivered pursuant hereto or in connection herewith shall survive the consummation of the transactions contemplated hereunder.

                                   ARTICLE XI

                                   TERMINATION

         11.1 This Agreement may be terminated by the mutual agreement of the Acquiring Fund and the Selling Fund. In addition, either the Acquiring Fund or the Selling Fund may at its option terminate this Agreement at or prior to the Closing Date because:

                  (a) of a breach by the other of any representation, warranty, or agreement contained herein to be performed at or prior to the Closing Date, if not cured within 30 days; or

                  (b) a condition herein expressed to be precedent to the obligations of the terminating party has not been met and it reasonably appears that it will not or cannot be met.

         11.2 In the event of any such termination, in the absence of willful default, there shall be no liability for damages on the part of either the Acquiring Fund, the Selling Fund, the Trust, Evergreen Trust, the respective Trustees or officers, to the other party or its Trustees or officers.

                                   ARTICLE XII

                                   AMENDMENTS

         This Agreement may be amended, modified, or supplemented in such manner as may be mutually agreed upon in writing by the authorized officers of the Selling Fund and the Acquiring Fund; provided, however, that following the meeting of the Selling Fund Shareholders called by the Selling Fund pursuant to paragraph 5.2 of this Agreement, no such amendment may have the effect of changing the provisions for determining the number of the Acquiring Fund Shares to be issued to the Selling Fund Shareholders under this Agreement to the detriment of such shareholders without their further approval.

                                  ARTICLE XIII

               HEADINGS; COUNTERPARTS; GOVERNING LAW; ASSIGNMENT;
                             LIMITATION OF LIABILITY

         13.1 The Article and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         13.2 This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

         13.3 This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to the conflicts of laws provisions thereof;

provided, however, that the due authorization, execution and delivery of this Agreement, in the case of Evergreen Trust, shall be governed and construed in accordance with the laws of The Commonwealth of Massachusetts, without giving effect to the conflicts of laws provisions thereof.

         13.4 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof or of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm, or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.

         13.5 It is expressly agreed that the obligations of the Selling Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents, or employees of Evergreen Trust personally, but bind only the trust property of the Selling Fund, as provided in the Declaration of Trust of Evergreen Trust. The execution and delivery of this Agreement have been authorized by the Trustees of Evergreen Trust on behalf of the Selling Fund and signed by authorized officers of Evergreen Trust, acting as such, and neither such authorization by such Trustees nor such execution and delivery by such officers shall be deemed to have been made by any of them individually or to impose any liability on any of them personally, but shall bind only the trust property of the Selling Fund as provided in the Declaration of Trust of Evergreen Trust.

         IN WITNESS WHEREOF, the parties have duly executed and sealed this Agreement, all as of the date first written above.



                                    EVERGREEN MUNICIPAL TRUST
                                    ON BEHALF OF EVERGREEN
                                    FLORIDA MUNICIPAL BOND FUND
                                    By:

                                    Name:

                                    Title:


                                    EVERGREEN INVESTMENT TRUST
                                    ON BEHALF OF EVERGREEN

                                    FLORIDA MUNICIPAL BOND FUND
                                    By:

                                    Name:

                                    Title:

                       STATEMENT OF ADDITIONAL INFORMATION

                          Acquisition of the Assets of

                      EVERGREEN FLORIDA MUNICIPAL BOND FUND

                                   a Series of

                           EVERGREEN INVESTMENT TRUST
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                                       and

                         KEYSTONE FLORIDA TAX FREE FUND

                                   a Series of

                          KEYSTONE STATE TAX FREE FUND
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

                        By and In Exchange For Shares of

                      EVERGREEN FLORIDA MUNICIPAL BOND FUND

                                   a Series of

                            EVERGREEN TAX FREE TRUST
                               200 Berkeley Street
                           Boston, Massachusetts 02116
                                 (800) 343-2898

         This Statement of Additional Information, relating specifically to the proposed transfer of the assets and liabilities of Evergreen Florida Municipal Bond Fund, a series of Evergreen Investment Trust ("Evergreen Florida") and Keystone Florida Tax Free Fund, a series of Keystone State Tax Free Fund, ("Keystone Florida") to Evergreen Florida Municipal Bond Fund ("Evergreen Florida Bond"), a series of the Evergreen Tax Free Trust, in exchange, as applicable, for Class A, Class B, Class C and Class Y shares of beneficial interest, no par value, of Evergreen Florida Bond, consists of this cover page and the following described documents, each of which is attached hereto and incorporated by reference herein:

         (1) The Statement of Additional Information of Evergreen Florida dated October 31, 1996;

         (2) The Statement of Additional Information of Keystone Florida dated July 21, 1997;

         (3) Annual Report of Evergreen Florida for the year ended August 31, 1997;

         (4) Annual Report of Keystone Florida for the [year] ended March 31, 1997; and

         (5)      Pro-Forma Combining Financial  Statements  (unaudited) dated ,
                  1997.

         This Statement of Additional Information, which is not a prospectus, supplements, and should be read in conjunction with, the Prospectus/Proxy Statement of Evergreen Florida Bond, Evergreen Florida and Keystone Florida dated October , 1997. A copy of the Prospectus/Proxy Statement may be obtained without charge by calling or writing to Evergreen Florida Bond, Evergreen Florida or Keystone Florida at the telephone numbers or addresses set forth above.

         The date of this Statement of Additional Information is October , 1997.

                           STATEMENT OF ADDITIONAL INFORMATION

                                      October 31, 1996

                           THE EVERGREEN TAX-FREE FUNDS

                   2500 Westchester Avenue, Purchase, New York 10577

                                    800-807-2940

Evergreen Florida Municipal Bond Fund("Florida Municipal Bond") Evergreen Georgia Municipal Bond Fund ("Georgia Municipal Bond") Evergreen New Jersey Tax-Free Income Fund ("New Jersey Tax-Free") Evergreen North Carolina Municipal Bond Fund ("North Carolina Municipal Bond") Evergreen South Carolina Municipal Bond Fund ("South Carolina Municipal Bond") Evergreen Virginia Municipal Bond Fund ("Virginia Municipal Bond") Evergreen Florida High Income Municipal Bond Fund ("Florida High Income") Evergreen High Grade Tax Free Fund ("High Grade") Evergreen Short-Intermediate Municipal Fund ("Short-Intermediate") Evergreen Short-Intermediate Municipal Fund-California ("Short-Intermediate-CA")


     This Statement of Additional Information pertains to all classes of shares of the Funds listed above. It is not a prospectus and should be read in conjunction with the Prospectus dated October 31, 1996 for the Fund in which you are making or contemplating an investment. The Evergreen Tax-Free Funds are offered through four separate prospectuses: one offering Class A and Class B shares, and a separate prospectus offering Class Y shares of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and Florida High Income; and one offering Class A and Class B shares and a separate prospectus offering Class Y shares of High Grade, Short-Intermediate and Short-Intermediate-CA. Copies of each Prospectus may be obtained without charge by calling the number listed above.


                                 TABLE OF CONTENTS

Investment Objectives and Policies................................ 2
Investment Restrictions........................................... 11
Non-Fundamental Operating Policies................................ 18
Management........................................................ 19
Investment Advisers............................................... 28
Distribution Plans................................................ 35
Allocation of Brokerage........................................... 38
Additional Tax Information........................................ 39
Net Asset Value................................................... 41
Purchase of Shares................................................ 42
Performance Information........................................... 56
Financial Statements.............................................. 62
Appendix A - Description of Bond, Municipal  Note And  Commercial
Paper Ratings..................................................... 63
Appendix B - Additional   Information  Concerning  California..... 68
Appendix C - Additional  Information  Concerning Florida.......... 69
Appendix D - Additional  Information Concerning Georgia........... 71
Appendix E - Additional Information Concerning North Carolina..... 72
Appendix F - Additional  Information  Concerning  South  Carolina. 73
Appendix G - Additional Information Concerning Virginia........... 74

                       INVESTMENT OBJECTIVES AND POLICIES
          (See also "Description of the Funds - Investment Objectives and Policies" in each Fund's Prospectus)

         The investment objective of each Fund and a description of the securities in which each Fund may invest is set forth under "Description of the Funds- Investment Objectives and Policies" in the relevant Prospectus. The investment objectives of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax- Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade are fundamental and cannot be changed without the approval of shareholders. The following expands the discussion in the Prospectus regarding certain investments of each Fund.

        Additional Information Regarding Investments that each Fund May Make

Participation Interests (All Funds)

     Participation interests may take the form of participations, beneficial interests, in a trust, partnership interests, or any other form of indirect ownership that allows a Fund to treat the income from the investments as exempt from federal and state tax. The financial institutions from which a Fund purchases participation interests frequently provide or secure from another financial institution irrevocable letters of credit or guarantees and give a Fund the right to demand payment of the principal amounts of the participation interests plus accrued interest on short notice (usually within seven days).

Variable Rate Municipal Securities (All Funds)

     Variable interest rates generally reduce changes in the market value of municipal securities from their original purchase prices. Accordingly, as interest rates decrease or increase, the potential for capital appreciation or depreciation is less for variable rate municipal securities than for fixed income obligations.

     Many municipal securities with variable interest rates purchased by a Fund are subject to repayment of principal (usually within seven days) on the Fund's demand. The terms of these variable rates demand instruments require payment of principal obligations by the issuer of the participation interests or a guarantor of either issuer. All variable rate municipal securities will meet the quality standards for a Fund. The Fund's investment adviser has been instructed by the Board of Trustees (the "Trustees") to monitor the pricing, quality, and liquidity of the variable rate municipal securities, including participation interests held by a Fund, on the basis of published financial information and reports of the rating agencies and other analytical services.



Municipal Leases (All Funds)

     When determining whether municipal leases purchased by a Fund will be classified as a liquid or illiquid security, the Trustees have directed each Fund's investment adviser to consider certain factors, such as: the frequency of trades and quotes for the security; the volatility of quotations and trade prices for the security, the number of dealers willing to purchase or sell the security and the number of potential purchasers; dealer undertakings to make a market in the security; the nature of the security and the nature of the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of transfer); the rating of the security and the financial condition and prospects of the issuer of the security; whether the lease can be terminated by the lessee; the potential recovery, if any, from a sale of the leased property upon termination of the lease; the lessee's general credit strength (e.g., its debt, administrative, economic and financial characteristics and prospects); the likelihood that the lessee will discontinue appropriating funding for the leased property because the property is no longer deemed essential to its operations (e.g., the potential for an "event of nonappropriation"); any credit enhancement or legal recourse provided upon an event of nonappropriation or other termination of the lease; and such other factors as may be relevant to the Fund's ability to dispose of the security.

When-Issued and Delayed Delivery Transactions

     These transactions are made to secure what is considered to be an advantageous price or yield for a Fund. No fees or other expenses, other than normal transaction costs, are incurred. However, liquid assets of a Fund sufficient to make payment for the securities to be purchased are segregated on the Fund's records at the trade date. These assets are marked to market daily and are maintained until the transaction has been settled. The Funds (other than High Grade, Short-Intermediate and Short-Intermediate-CA) do not intend to engage in when-issued and delayed delivery transactions to an extent that would cause the segregation of more than 20% of the total value of its assets. Short-Intermediate and Short-Intermediate-CA do not expect that commitments to purchase when-issued securities will normally exceed 25% of their total assets and High Grade does not expect that such commitments will exceed 20% of its total assets.

Futures   and   Options    Transactions    (All   Funds   Except New Jersey Tax-
Free, High Grade,  Short-Intermediate and Short-Intermediate-CA)

     A Fund may attempt to hedge all or a portion of its portfolio by buying and selling financial futures contracts and options on financial futures contracts. Additionally, a Fund may buy and sell call and put options on portfolio securities. The Funds do not intend to invest more than 5% of their assets in options and futures.

Purchasing Put Options on Financial Futures Contracts

     A Fund may purchase listed put and call options on financial futures contracts for U.S. government securities. Unlike entering directly into a futures contract, which requires the purchaser to buy a financial instrument on a set date at a specified price, the purchase of a put option on a futures contract entitles (but does not obligate) its purchaser to decide on or before a future date whether to assume a short position at the specified price.

     A Fund may purchase put options on futures to protect portfolio securities against decreases in value resulting from an anticipated increase in market interest rates. Generally, if the hedged portfolio securities decrease in value during the term of an option, the related futures contracts will also decrease in value and the option will increase in value. In such an event, the Fund will normally close out its option by selling an identical option. If the hedge is successful, the proceeds received by a Fund upon the sale of the second option will be large enough to offset both the premium paid by the Fund for the original option plus the realized decrease in value of the hedged securities.

     Alternatively, a Fund may exercise its put option. To do so, it would simultaneously enter into a futures contract of the type underlying the option (for a price less than the strike price of the option) and exercise the option. A Fund would then deliver the futures contract in return for payment of the strike price. If a Fund neither closes out nor exercises an option, the option will expire on the date provided in the option contract, and the premium paid for the contract will be lost.

Writing Call Options on Financial Futures Contracts

     In addition to purchasing put options on futures, a Fund may write listed call options on futures contracts for U.S. government securities to hedge its portfolio against an increase in market interest rates. When a Fund writes a call option on a futures contract, it is undertaking the obligation of assuming a short futures position (selling a futures contract) at the fixed strike price at any time during the life of the option, if the option is exercised. As market interest rates rise, causing the prices of futures to go down, a Fund's obligation under a call option on a future (to sell a futures contract) costs less to fulfill, causing the value of the Fund's call option position to increase.

     In other words, as the underlying futures price goes down below the strike price, the buyer of the option has no reason to exercise the call, so that the Fund keeps the premium received for the option. This premium can offset the drop in value of a Fund's fixed income portfolio which is occurring as interest rates rise.

     Prior to the expiration of a call written by a Fund, or exercise of it by the buyer, a Fund may close out the option by buying an identical option. If the hedge is successful, the cost of the second option will be less than the premium received by the Fund for the initial option. The net premium income of a Fund will then offset the decrease in value of the hedged securities.

Writing Put Options on Financial Futures Contracts

     A Fund may write listed put options on financial futures contracts for U.S. government securities to hedge its portfolio against a decrease in market interest rates. When a Fund writes a put option on a futures contract, it receives a premium for undertaking the obligation to assume a long futures position (buying a futures contract) at a fixed price at any time during the life of the option. As market interest rates decrease, the market price of the underlying futures contract normally increases.

     As the market value of the underlying futures contract increases, the buyer of the put option has less reason to exercise the put because the buyer can sell the same futures contract at a higher price in the market. The premium received by a Fund can then be used to offset the higher prices of portfolio securities to be purchased in the future due to the decrease in the market interest rates.

     Prior to the expiration of the put option or its exercise by the buyer, a Fund may close out the option by buying an identical option. If the hedge is successful, the cost of buying the second option will be less than the premium received by the Fund for the initial option.

Purchasing Call Options on Financial Futures Contracts

     An additional way in which a Fund may hedge against decreases in market interest rates is to buy a listed call option on a financial futures contract for U.S. government securities. When a Fund purchases a call option on a futures contract, it is purchasing the right (not the obligation) to assume a long futures position (buy a futures contract) at a fixed price at any time during the life of the option. As market interest rates fall, the value of the underlying futures contract will normally increase, resulting in an increase in value of the Fund's option position. When the market price of the underlying futures contract increases above the strike price plus premium paid, the Fund could exercise its option and buy the futures contract below market price.

     Prior to the exercise or expiration of the call option a Fund could sell an identical call option and close out its position. If the premium received upon selling the offsetting call is greater than the premium originally paid, the Fund has completed a successful hedge.

Limitation on Open Futures Positions

     A Fund will not maintain open positions in futures contracts it has sold or call options it has written on futures contracts if, in the aggregate, the value of the open positions (marked to market) exceeds the current market value of its securities portfolio plus or minus the unrealized gain or loss on those open positions, adjusted for the correlation of volatility between the hedged securities and the futures contracts. If this limitation is exceeded at any time, a Fund will take prompt action to close out a sufficient number of open contracts to bring its open futures and options positions within this limitation.

"Margin" in Futures Transactions

     Unlike the purchase or sale of a security, a Fund does not pay or receive money upon the purchase or sale of a futures contract. Rather, a Fund is required to deposit an amount of "initial margin" in cash or U.S. Treasury bills with its custodian (or the broker, if legally permitted). The nature of initial margin in futures transactions is different from that of margin in securities transactions in that futures contract initial margin does not involve the borrowing of funds by a Fund to finance the transactions. Initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to the Fund upon termination of the futures contract, assuming all contractual obligations have been satisfied. A Fund may not purchase or sell futures contracts or related options if immediately thereafter the sum of the amount of margin deposits on the Fund's existing futures positions and premiums paid for related options would exceed 5% of the market value of the Fund's total assets.

     A futures contract held by a Fund is valued daily at the official settlement price of the exchange on which it is traded. Each day the Fund pays or receives cash, called "variation margin", equal to the daily change in value of the futures contract. This process is known as "marking to market". Variation margin does not represent a borrowing or loan by a Fund but is instead settlement between the Fund and the broker of the amount one would owe the other if the futures contract expired. In computing its daily net asset value, the Fund will mark-to-market its open futures positions.

     A Fund is also required to deposit and maintain margin when it writes call options on futures contracts.

Purchasing and Writing Put and Call Options on Portfolio Securities (All Funds, except New Jersey Tax-Free, High Grade, Short-Intermediate and Short-Intermediate-CA).

     A Fund may purchase put and call options on portfolio securities to protect against price movements in particular securities. A put option gives the Fund, in return for a premium, the right to sell the underlying security to the writer (seller) at a specified price during the term of the option. A call option gives the Fund, in return for a premium, the right to buy the underlying security from the seller.

     A Fund may generally purchase and write over-the-counter options on portfolio securities in negotiated transactions with the writers or buyers of the options since options on the portfolio securities held by the Fund are to be traded on an exchange. A Fund purchases and writes options only with investment dealers and other financial institutions (such as commercial banks or savings and loan associations) deemed creditworthy by the Fund's adviser.

     Over-the-counter options are two party contracts with price and terms negotiated between buyer and seller. In contrast, exchange-traded options are third party contracts with standardized strike prices and expiration dates and are purchased from a clearing corporation. Exchange traded options have a continuous liquid market while over-the-counter options may not.

Repurchase Agreements (All Funds)

     Repurchase agreements are arrangements in which banks, broker/dealers, and other recognized financial institutions sell U.S. government securities or other securities to a Fund and agree at the time of sale to repurchase them at a mutually agreed upon time and price within one year from the date of acquisition. A Fund or its custodian will take possession of the securities subject to repurchase agreements. To the extent that the original seller does not repurchase the securities from a Fund, the Fund could receive less than the repurchase price on any sale of such securities. In the event that such a defaulting seller filed for bankruptcy or became insolvent, disposition of such securities by the Fund might be delayed pending court action. Each Fund believes that under the regular procedures normally in effect for custody of the Fund's portfolio securities subject to repurchase agreements, a court of competent jurisdiction would rule in favor of the Fund and allow retention or disposition of such securities. A Fund may only enter into repurchase agreements with banks and other recognized financial institutions, such as broker/dealers, which are found by the Fund's investment adviser to be creditworthy pursuant to guidelines established by the Trustees.

Reverse Repurchase Agreements (All Funds)

     A Fund may enter into reverse repurchase agreements. These transactions are similar to borrowing cash. In a reverse repurchase agreement, a Fund transfers possession of a portfolio instrument to another person, such as a financial institution, broker, or dealer, in return for a percentage of the instrument's market value in cash, and agrees that on a stipulated date in the future the Fund will repurchase the portfolio instrument by remitting the original consideration plus interest at an agreed upon rate.

     The use of reverse repurchase agreements may enable a Fund to avoid selling portfolio instruments at a time when a sale may be deemed to be disadvantageous, but the ability to enter into reverse repurchase agreements does not ensure that the Fund will be able to avoid selling portfolio instruments at a disadvantageous time.

     When effecting reverse repurchase agreements, liquid assets of a Fund, in a dollar amount sufficient to make payment for the obligations to be purchased, are segregated at the trade date. These securities are marked to market daily and maintained until the transaction is settled.

Lending of Portfolio Securities (All Funds)

     The collateral received when a Fund lends portfolio securities must be valued daily and, should the market value of the loaned securities increase, the borrower must furnish additional collateral to the Fund. During the time portfolio securities are on loan, the borrower pays the Fund any dividends or interest paid on such securities. Loans are subject to termination at the option of the Fund or the borrower. A Fund may pay reasonable administrative and custodial fees in connection with a loan and may pay a negotiated portion of the interest earned on the cash or equivalent collateral to the borrower or placing broker. A Fund does not have the right to vote securities on loan, but would terminate the loan and regain the right to vote if that were considered important with respect to the investment.

Restricted Securities (All Funds)

     With the expectations noted below, a Fund may invest in restricted securities. Restricted securities are any securities in which a Fund may otherwise invest pursuant to its investment objectives and policies but which are subject to restrictions on resale under federal securities laws. A Fund will not invest more than 15% (10% for High Grade) of the value of its net assets in restricted securities; however, certain restricted securities which the Trustees deem to be liquid will be excluded from this 15% limitation. New Jersey Tax-Free may invest up to 10% of its net assets in restricted securities which are determined to be liquid.

     The ability of the Trustees to determine the liquidity of certain restricted securities is permitted under a Securities and Exchange Commission ("SEC") Staff position set forth in the adopting release for Rule 144A under the Securities Act of 1933 (the "Rule"). The Rule is a non-exclusive, safe-harbor for certain secondary market transactions involving securities subject to restrictions on resale under federal securities laws. The Rule provides an exemption from registration for resales of otherwise restricted securities to qualified institutional buyers. The Rule was expected to further enhance the liquidity of the secondary market for securities eligible for resale under the Rule 144A. Each Fund believes that the Staff of the SEC has left the question of determining the liquidity of all restricted securities (eligible for resale under Rule 144A) for determination by the Trustees. The Trustees consider the following criteria in determining the liquidity of certain restricted securities:

     (i) the frequency of trades and quotes for the security; (ii) the number of dealers willing to purchase or sell the security and the number of other potential buyers;
    (iii)   dealer undertakings to make a market in the  security;  and
     (iv) the nature of the security and the nature of the marketplace trades.

Municipal Bond Insurance (High Grade)

     The Fund may purchase two types of municipal bond insurance policies ("Policies") issued by municipal bond insurers. One type of Policy covers certain municipal securities only during the period in which they are in the Fund's portfolio. In the event that a municipal security covered by such a Policy is sold by the Fund, the insurer of the relevant Policy will be liable only for those payments of interest and principal which are then due and owing at the time of sale.

     The other type of Policy covers municipal securities not only while they remain in the Fund's portfolio but also until their final maturity, even if they are sold out of the Fund's portfolio, so that the coverage may benefit all subsequent holders of those municipal securities. The Fund will obtain insurance which covers municipal securities until final maturity even after they are sold out of the Fund's portfolio only if, in the judgment of the investment adviser, the Fund would receive net proceeds from the sale of those securities, after deducting the cost of such permanent insurance and related fees, significantly in excess of the proceeds it would receive if such municipal securities were sold without insurance. Payments received from municipal bond insurers may not be tax-exempt income to shareholders of the Fund.

     Depending upon the characteristics of the municipal security held by the Fund, the annual premiums for the Policies are estimated to range from 0.10% to 0.25% of the value of the municipal securities covered under the Policies, with an average annual premium rate of approximately 0.175%.

     The Fund may purchase Policies from Municipal Bond Investors Assurance Corp. ("MBIA"), AMBAC Indemnity Corporation ("AMBAC"), Financial Guaranty Insurance Company ("FGIC"), each as described under "Municipal Bond Insurers", or any other municipal bond insurer which is rated at least Aa by Moody's Investors Service Inc ("Moody's") or AA by Standards & Poor's Ratings Service ("S&P"). Each Policy guarantees the payment of principal and interest on those municipal securities it insures. The Policies will have the same general characteristics and features. A municipal security will be eligible for coverage if it meets certain requirements set forth in a Policy. In the event interest or principal on an insured municipal security is not paid when due, the insurer covering the security will be obligated under its Policy to make such payment not later than 30 days after it has been notified by the Fund that such non-payment has occurred.

     MBIA, AMBAC, and FGIC will not have the right to withdraw coverage on securities insured by their Policies so long as such securities remain in the Fund's portfolio, nor may MBIA, AMBAC, or FGIC cancel their Policies for any reason except failure to pay premiums when due. MBIA, AMBAC, and FGIC will reserve the right at any time upon 90 days' written notice to the Fund to refuse to insure any additional municipal securities purchased by the Fund after the effective date of such notice. The Fund's investment adviser will reserve the right to terminate any of the Policies if it determines that the benefits to the Fund of having its portfolio insured under such Policy are not justified by the expense involved.

     Additionally, the Fund's investment adviser reserves the right to enter into contracts with insurance carriers other than MBIA, AMBAC, or FGIC, if such carriers are rated Aaa by Moody's or AAA by S&P.

     Under the Policies, municipal bond insurers unconditionally guarantee to the Fund the timely payment of principal and interest on the insured municipal securities when and as such payments shall become due but shall not be paid by the issuer, except that in the event of any acceleration of the due date of the principal by reason of mandatory or optional redemption (other than acceleration by reason of mandatory sinking fund payments), default or otherwise, the payments guaranteed will be made in such amounts and at such times as payments of principal would have been due had there not been such acceleration. The municipal bond insurers will be responsible for such payments less any amounts received by the Fund from any trustee for the municipal bond holders or from any other source. The Policies do not guarantee payment on an accelerated basis, the payment of any redemption premium, the value for the shares of the Fund, or payments of any tender purchase price upon the tender of the municipal securities. The Policies also do not insure against nonpayment of principal of or interest on the securities resulting from the insolvency, negligence or any other act or omission of the trustee or other paying agent for the securities. However, with respect to small issue industrial development municipal bonds and pollution control revenue municipal bonds covered by the Policies, the municipal bond insurers guarantee the full and complete payments required to be made by or on behalf of an issuer of such municipal securities if there occurs any change in the tax-exempt status of interest on such municipal securities, including principal, interest or premium payments, if any, as and when required to be made by or on behalf of the issuer pursuant to the terms of such municipal securities. A when-issued municipal security will be covered under the Policies upon the settlement date of the original issue of such when-issued municipal securities. In determining whether to insure municipal securities held by the
Fund, each municipal bond insurer has applied its own standard, which corresponds generally to the standards it has established for determining the insurability of new issues of municipal securities. This insurance is intended to reduce financial risk, but the cost thereof and compliance with investment restrictions imposed under the Policies and these guidelines will reduce the yield to shareholders of the Fund.

     If a Policy terminates as to municipal securities sold by the Fund on the date of sale, in which event municipal bond insurers will be liable only for those payments of principal and interest that are then due and owing, the provision for insurance will not enhance the marketability of securities held by the Fund, whether or not the securities are in default or subject to significant risk of default, unless the option to obtain permanent insurance is exercised. On the other hand, since issuer-obtained insurance will remain in effect as long as the insured municipal securities are outstanding, such insurance may enhance the marketability of municipal securities covered thereby, but the exact effect, if any, on marketability cannot be estimated. The Fund generally intends to retain any securities that are in default or subject to significant risk of default and to place a value on the insurance, which ordinary will be the difference between the market value of the defaulted security and the market value of similar securities of minimum high grade (i.e., rated A by Moody's or S&P) that are not in default. To the extent that the Fund holds defaulted securities, it may be limited in its ability to manage its investment and to purchase other municipal securities. Except as described above with respect to securities that are in default or subject to significant risk of default, the Fund will not place any value on the insurance in valuing the municipal securities that it holds.


Municipal Bond Insurers (High Grade)

     Municipal bond insurance may be provided by one or more of the following insurers or any other municipal bond insurer which is rated at least Aaa by Moody's or AAA by S&P.

Municipal Bond Investors Assurance Corp. (High Grade)

     Municipal Bond Investors Assurance Corp. is a wholly-owned subsidiary of MBIA, Inc., a Connecticut insurance company, which is owned by AEtna Life and Casualty, Credit Local DeFrance CAECL, S.A., The Fund American Companies, and the public. The investors of MBIA, Inc. are not obligated to pay the obligations of MBIA. MBIA, domiciled in New York, is regulated by the New York State Insurance Department and licensed to do business in various states. The address of MBIA is 113 King Street, Armonk, New York, 10504, and its telephone number is
(914) 273-4345. S&P has rated the claims-paying ability of MBIA AAA.

AMBAC Indemnity Corporation (High Grade)

     AMBAC Indemnity Corporation is a Wisconsin-domiciled stock insurance company, regulated by the Insurance Department of Wisconsin, and licensed to do business in various states. AMBAC is a wholly-owned subsidiary of AMBAC, Inc., a financial holding company which is owned by the public. Copies of certain statutorily required filings of AMBAC can be obtained from AMBAC. The address of AMBAC's administrative offices is One State Street Plaza, 17th Floor, New York, New York, 10004, and its telephone number is (212) 668-0340.
S&P has rated the claims-paying ability of AMBAC AAA.

Financial Guaranty Insurance Company (High Grade)

     Financial Guaranty Insurance Company is a wholly-owned subsidiary of FGIC Corporation, a Delaware holding company. FGIC Corporation is wholly-owned by General Electric Capital Corporation. The investors of FGIC Corporation are not obligated to pay the debts of or the claims against Financial Guaranty.
Financial Guaranty is subject to regulation by the state of New York Insurance Department and is licensed to do business in various states. The address of Financial Guaranty is 115 Broadway, New York, New York, 10006, and its telephone number is (212) 312-3000. S&P has rated the claims-paying ability of Financial Guaranty AAA.

Municipal Bonds

     The two principal classifications of municipal bonds are "general obligation" bonds and "revenue bonds". General obligation bonds are secured by the issuer's pledge of its full faith, credit and unlimited taxing power for the payment of principal and interest. Revenue or special tax bonds are payable only from the revenues derived from a particular facility or class of facilities or projects or, in a few cases, from the proceeds of a special excise or other tax, but are not supported by the issuer's power to levy general taxes. There are, of course, variations in the security of municipal bonds, both within a particular classification and between classifications, depending on numerous factors. The yields of municipal bonds depend on, among other things, general money market conditions, general conditions of the municipal bond market, size of a particular offering, the maturity of the obligations and rating of the issue.

     Since the Funds may invest in industrial development bonds, the Funds may not be appropriate investment for entities which are "substantial users" of facilities financed by industrial development bonds or for investors who are "related persons". Generally, an individual will not be a "related person" under the Internal Revenue Code of 1986 (the "Code") unless such investor or his immediate family (spouse, brothers, sisters and lineal descendants) own directly or indirectly in the aggregate more than 50 percent of the value of the equity of a corporation or partnership which is a "substantial user" of a facility financed from proceeds of "industrial development bonds". A "substantial user" of such facilities is defined generally as a "non-exempt person who regularly uses a part of a facility" financed from the proceeds of industrial development bonds.

     As set forth in the Prospectus, the Code establishes new unified volume caps for most "private purpose" municipal bonds (such as industrial development bonds and obligations to finance low-interest mortgages on owner-occupied housing and student loans). The unified volume cap is not expected to affect adversely the availability of municipal bonds for investment by the Funds; however, it is possible that proposals will be introduced before Congress to further restrict or eliminate the federal income tax exemption for interest on Municipal Obligations. Any such proposals, if enacted, could adversely affect the availability of municipal bonds for investment by the Funds and the value of each Fund's portfolio might be affected. In that event, each Fund might reevaluate its investment policies and restrictions and consider recommending to its shareholders changes in both.


                               INVESTMENT RESTRICTIONS

FUNDAMENTAL INVESTMENT RESTRICTIONS

 .........Except  as noted,  the  investment  restrictions  set  forth  below are fundamental and may not be changed with respect to each Fund without the affirmative vote of a majority of the outstanding voting securities of the Fund. Where an asterisk (*) appears after a Fund's name, the relevant policy is non-fundamental with respect to that Fund and may be changed by the Fund's investment adviser without shareholder approval, subject to review and approval by the Trustees. As used in this Statement of Additional Information and in the Prospectus, "a majority of the outstanding voting securities of the Fund" means the lesser of (1) the holders of more than 50% of the outstanding shares of beneficial interest of the Fund or (2) 67% of the shares present if more than 50% of the shares are present at a meeting in person or by proxy.

1........Concentration of Assets in Any One Issuer

 .........None     of    Florida    High    Income,     Short-Intermediate     or
Short-Intermediate-CA may invest more than 5% of its total assets, at the time of the investment in question, in the securities of any one issuer other than the U.S. government and its agencies or instrumentalities, except that up to 25% of the value of each Fund's total assets may be invested without regard to such
5%  limitation.  For  this  purpose  each  political  subdivision,   agency,  or
instrumentality and each multi-state agency of which a state is a member, and each public authority which issues industrial development bonds on behalf of a private entity, will be regarded as a separate issuer for determining the diversification of each Fund's portfolio.

     With respect to 75% of the value of its total assets, High Grade will not purchase securities of any one issuer (other than cash, cash items or securities issued or guaranteed by the U.S. government, its agencies or instrumentalities) if as a result more than 5% of the value of its total assets would be invested in the securities of that issuer.

     Under this limitation, each governmental subdivision, including states and the District of Columbia, territories, possessions of the United States, or their political subdivisions, agencies, authorities, instrumentalities, or similar entities, will be considered a separate issuer if its assets and revenues are separate from those of the governmental body creating it and the security is backed only by its own assets and revenues.

     Industrial development bonds, backed only by the assets and revenues of a nongovernmental issuer, are considered to be issued solely by that issuer. If, in the case of an industrial development bond or governmental-issued security, a governmental or other entity guarantees the security, such guarantee would be considered a separate security issued by the guarantor as well as the other issuer, subject to limited exclusions allowed by the Investment Company Act of 1940.

2........Ten Percent Limitation on Securities of Any One Issuer

 .........Short-Intermediate-CA, Florida High Income*, and Short-Intermediate may
not purchase more than 10% of any class of securities (voting securities in the case of Florida High Income* and Short-Intermediate) of any one issuer other than the U.S. government and its agencies or instrumentalities.

3........Investment for Purposes of Control or Management

 .........None     of    Florida    High    Income,     Short-Intermediate     or
Short-Intermediate-CA may invest in companies for the purpose of exercising control or management.

4........Purchase of Securities on Margin

 .........None of Florida Municipal Bond,  Georgia Municipal Bond, New Jersey Tax
Free,  North Carolina  Municipal Bond, South Carolina  Municipal Bond,  Virginia
Municipal  Bond,  Florida  High  Income*,  High  Grade,   Short-Intermediate  or
Short-Intermediate-CA may purchase securities on margin, except that each Fund may obtain such short-term credits as may be necessary for the clearance of transactions. A deposit or payment by a Fund of initial or variation margin in connection with financial futures contracts or related options transactions is not considered the purchase of a security on margin.

5........Unseasoned Issuers

 .........None  of  Florida  Municipal  Bond*,  Georgia  Municipal  Bond*,  North
Carolina Municipal Bond*, South Carolina Municipal Bond*, Virginia Municipal Bond* or High Grade* will invest more than 5% of its total assets in industrial development bonds (and, in the case of High Grade, other municipal securities) where the principal and interest are the responsibility of companies (or
guarantors,   where  applicable)  with  less  than  three  years  of  continuous operations, including the operation of any predecessor.

 .........None    of    Florida    High    Income*,     Short-Intermediate     or
Short-Intermediate-CA  may invest more than 5% of its total assets in securities
of  unseasoned   issuers   (taxable   securities   of  unseasoned   issuers  for
Short-Intermediate and Short-Intermediate-CA) that have been in continuous operation for less than three years, including operating periods of their predecessors, except that no such limitation shall apply to the extent that (i) each Fund may invest in obligations issued or guaranteed by the U.S. government
and   its   agencies   or   instrumentalities,   (ii)   Short-Intermediate   and

Short-Intermediate-CA may invest in municipal securities, and (iii) Florida High Income* may invest in municipal bonds.

6........Underwriting

 .........None of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-
Free,  North Carolina  Municipal Bond, South Carolina  Municipal Bond,  Virginia
Municipal  Bond,  High  Grade,  Florida  High  Income*,   Short-Intermediate  or
Short-Intermediate-CA may engage in the business of underwriting the securities of other issuers, provided that the purchase of municipal securities or other permitted investments, directly from the issuer thereof (or from an underwriter for an issuer) and the later disposition of such securities in accordance with a Fund's investment program shall not be deemed to be an underwriting.


7........Interests  in Oil,  Gas or Other  Mineral  Exploration  or  Development
Programs

 .........Neither     Florida     High     Income,     Short-Intermediate     nor
Short-Intermediate-CA may purchase, sell or invest in interests in oil, gas or other mineral exploration or development programs.

 .........Florida  Municipal  Bond*,  Georgia  Municipal  Bond*,  North  Carolina
Municipal Bond*, South Carolina Municipal Bond*, Virginia Municipal Bond*, or High Grade will not purchase interests in or sell oil, gas or other mineral exploration or development programs or leases, although they may purchase the securities of issuers which invest in or sponsor such programs.

8........Concentration in Any One Industry

 .........Neither    New   Jersey    Tax    Free,    Short-Intermediate,    nor
Short-Intermediate-CA may invest 25% or more of its total assets in the securities of issuers conducting their principal business activities in any one industry; provided, that this limitation shall not apply (i) with respect to each Fund, to obligations issued or guaranteed by the U.S. government or its agencies or instrumentalities and to municipal securities, or (ii) with respect to New Jersey Tax-Free and Short-Intermediate-CA to certificates of deposit and bankers' acceptances issued by domestic branches of U.S. banks or (iii) with respect to New Jersey Tax-Free to municipal obligations.

 .........Florida  Municipal Bond,  Georgia  Municipal Bond,  North Carolina
Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, High Grade and Florida High Income will not purchase securities if, as a result of such purchase, 25% or more of the value of their total assets would be invested in any one industry, or in industrial development bonds or other securities, the interest upon which is paid from revenues of similar types of projects. However, the Fund may invest as temporary investments more than 25% of the value of theirtotal assets in cash or cash items, securities issued or guaranteed by the U.S. government, its agencies or instrumentalities, or instruments secured by these money market instruments, such as repurchase agreements.

9........Warrants

 .........None    of    Florida    High    Income*,     Short-Intermediate     or
Short-Intermediate-CA may invest more than 5% of its total net assets in warrants, and, of this amount, no more than 2% of each Fund's total net assets may be invested in warrants that are listed on neither the New York nor the American Stock Exchange.

10.......Ownership by Trustees/Officers

 .........None  of  Florida  Municipal  Bond*,  Georgia  Municipal  Bond*,  North

Carolina Municipal Bond*, South Carolina Municipal Bond*, Virginia Municipal Bond*, High Grade*, Florida High Income*, Short-Intermediate or Short-Intermediate-CA may purchase or retain the securities of any issuer if (i) one or more officers or Trustees of a Fund or its investment adviser individually owns or would own, directly or beneficially, more than 1/2 of 1% of the securities of such issuer, and (ii) in the aggregate, such persons own or would own, directly or beneficially, more than 5% of such securities.

11.......Short Sales

 .........High  Grade and  Florida  High  Income*  will not make  short  sales of securities or maintain a short position, unless at all times when a short position is open a Fund owns an equal amount of such securities or of securities which, without payment of any further consideration are convertible into or exchangeable for securities of the same issue as, and equal in amount to, the securities sold short. The use of short sales will allow the Funds to retain certain bonds in their portfolios longer than it would without such sales. To the extent that a Fund receives the current income produced by such bonds for a longer period than it might otherwise, a Fund's investment objective is furthered.

 .........Florida   Municipal  Bond,   Georgia  Municipal  Bond,  North  Carolina
Municipal  Bond,  South  Carolina  Municipal  Bond,   Virginia  Municipal  Bond,
Short-Intermediate and Short- Intermediate-CA will not sell any securities short or maintain a short position.


12.......Lending of Funds and Securities

 .........None     of    Florida    High    Income,     Short-Intermediate     or
Short-Intermediate-CA may lend its funds to other persons, provided that each Fund may purchase issues of debt securities, acquire privately negotiated loans made to municipal borrowers and enter into repurchase agreements.

 .........Neither  Florida  High  Income*  nor  Short-Intermediate  may  lend its portfolio securities, unless the borrower is a broker, dealer or financial institution that pledges and maintains collateral with the Fund consisting of cash or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the current market value of the loaned securities, including accrued interest, provided that the aggregate amount of such loans shall not exceed 30% of the Fund's total assets.

 .........Short-Intermediate-CA may not lend its portfolio securities, unless the borrower is a broker, dealer or financial institution that pledges and maintains collateral with the Fund consisting of cash, letters of credit or securities issued or guaranteed by the U.S. government having a value at all times not less than 100% of the current market value of the loaned securities, including accrued interest, provided that the aggregate amount of such loans shall not exceed 30% of the Fund's total assets.

 .........Florida   Municipal  Bond,   Georgia  Municipal  Bond,  North  Carolina
Municipal Bond, South Carolina Municipal Bond and Virginia Municipal Bond will not lend any of their assets, except portfolio securities up to one-third of the value of their total assets. Each Fund may, however, acquire publicly or non-publicly issued municipal bonds or temporary investments or enter into repurchase agreements in accordance with its investment objective, policies and limitations or the Declaration of Trust.

 .........High  Grade will not lend any of its assets except that it may purchase or hold money market instruments, including repurchase agreements and variable amount demand master notes in accordance with its investment objective, policies and limitations and it may lend portfolio securities valued at not more than 15% of its total assets to broker-dealers.

13.......Commodities

 .........Florida  High  Income*  may not  purchase,  sell or invest in  physical commodities unless acquired as a result of ownership of securities or other instruments (but this shall not prevent the Fund from purchasing or selling options and futures contracts or from investing in securities or other instruments backed by physical commodities).

 .........Neither Short-Intermediate nor Short-Intermediate-CA may purchase, sell or invest in commodities, commodity contracts or financial futures contracts.

 ........New   Jersey  Tax-Free  and  High  Grade  will  not  purchase  or  sell commodities or commodity contracts.

 .........Florida   Municipal  Bond,   Georgia  Municipal  Bond,  North  Carolina
Municipal Bond, South Carolina Municipal Bond and Virginia Municipal Bond will not purchase or sell commodities. However, each Fund may purchase put and call options on portfolio securities and on financial futures contracts. In addition, each Fund reserves the right to hedge its portfolio by entering into financial futures contracts and to sell puts and calls on financial futures contracts.

14.......Real Estate

 .........Florida   Municipal  Bond,   Georgia  Municipal  Bond,  North  Carolina
Municipal Bond, South Carolina Municipal Bond and Virginia Municipal Bond will not buy or sell real estate, including limited partnership interests, although each Fund may invest in municipal bonds secured by real estate or interests in real estate.

 .........Florida High Income* may not purchase, sell or invest in real estate or interests in real estate, except that it may purchase, sell or invest in marketable securities of companies holding real estate or interests in real estate, including real estate investment trusts.

 .........High Grade will not buy or sell real estate,  although it may invest in securities of companies whose business involves the purchase or sale of real estate or in securities which are secured by real estate or interests in real estate.

 .........Neither Short-Intermediate nor Short-Intermediate-CA may purchase, sell or invest in real estate or interests in real estate, except that each Fund may purchase municipal securities and other debt securities secured by real estate or interests therein.

 .........New  Jersey  Tax-Free will not purchase or sell real estate except that it may purchase municipal obligations or other securities issued by companies which invest in real estate or securities issued by companies which invest in real estate or interests therein.

15.......Borrowing, Senior Securities, Reverse Repurchase Agreements

 .........Neither  Short-Intermediate nor  Short-Intermediate-CA nor Florida High
Income may borrow money, issue senior securities or enter into reverse repurchase agreements, except for temporary or emergency purposes, and not for leveraging, and then in amounts not in excess of 10% of the value of each Fund's total assets at the time of such borrowing; or mortgage, pledge or hypothecate any assets except in connection with any such borrowing and in amounts not in excess of the lesser of the dollar amounts borrowed or 10% of the value of each
Fund's   total   assets   at  the  time  of  such   borrowing,   provided   that
Short-Intermediate and Short-Intermediate-CA will not purchase any securities at
any  time  when  borrowings,   including  reverse  repurchase  agreements,   are
outstanding. No Fund will enter into reverse repurchase agreements exceeding 5% of the value of its total assets.

 .........Florida   Municipal  Bond,   Georgia  Municipal  Bond,  North  Carolina
Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade will not issue senior securities, except each Fund may borrow money directly or through reverse repurchase agreement as a temporary measure for extraordinary or emergency purposes in an amount up to one-third of the value of its total assets, including the amount borrowed, in order to meet redemption requests without immediately selling portfolio instruments; and except to the extent a Fund will enter into futures contracts. Any such borrowings need not be collateralized. No Fund will purchase any securities while borrowings in excess of 5% of its total assets are outstanding. No Fund will borrow money or engage in reverse repurchase agreements for investment leverage purposes. None of Florida Municipal Bond*, Georgia Municipal Bond*, North Carolina Municipal Bond*, South Carolina Municipal Bond*, Virginia Municipal Bond* or High Grade will mortgage, pledge or hypothecate any assets except to secure permitted borrowings. In those cases, High Grade may pledge assets having a market value not exceeding the lesser of the dollar amounts borrowed or 15% of the value of total assets at the time of borrowing. Margin deposits for the purchase and sale of financial futures contracts and related options and segregation or collateral arrangements made in connection with options activities and the purchase of securities on a when-issued basis are not deemed to be a pledge.

16.......Joint Trading

 .........Florida High Income may not participate on a joint or joint and several basis in any trading account in any securities. (The "bunching of orders for the purchase or sale of portfolio securities with its investment adviser or accounts under its management to reduce brokerage commissions, to average prices among them or to facilitate such transactions is not considered a trading account in securities for purposes of this restriction).

     .........New Jersey Tax-Free will not issue senior securities, borrow money or pledge or mortgage its assets, except that the Fund may borrow from banks up to 10% of the value of its total net assets for temporary or emergency purposes only to meet anticipated redemption requirements. The Fund will not purchase securities while any such borrowings are outstanding.

17.......Options

 .........Neither    New    Jersey    Tax    Free,     Short-Intermediate     nor
Short-Intermediate-CA may write, purchase or sell put or call options, or combinations thereof, except that each Fund may purchase securities with rights to put securities to the seller in accordance with its investment program.

18.......Investing in Securities of Other Investment Companies

 .........Florida  Municipal  Bond*,  Georgia  Municipal  Bond*,  North  Carolina
Municipal Bond*, South Carolina Municipal Bond*, Virginia Municipal Bond* and High Grade will purchase securities of investment companies only in open-market
transactions   involving   customary  broker's   commissions.   However,   these
limitations are not applicable if the securities are acquired in a merger, consolidation or acquisition of assets. It should be noted that investment companies incur certain expenses such as management fees and therefore any investment by a Fund in shares of another investment company would be subject to such duplicate expenses.

 .........Florida  High  Income*,  New Jersey Tax-Free,  Short-Intermediate*  and
Short-Intermediate-CA* may not purchase the securities of other investment companies, except to the extent such purchases are not prohibited by applicable law.

19.......Restricted Securities

 .........High  Grade  will not  invest  more  than 10% of its  total  assets  in securities subject to restrictions on resale under the Federal securities laws.

 .........New Jersey Tax-Free will not purchase restricted securities,  which are securities that must be registered under the Securities Act of 1933 before they may be offered or sold to the public. This restriction does not apply to restricted securities which are determined to be liquid by the Fund's investment adviser under supervision of the Board of Trustees.

20.......Investment in Municipal Securities

 .........Neither  Short-Intermediate nor  Short-Intermediate-CA  may invest more than  20% of its  total  assets  in  securities  other  than,  in  the  case  of
Short-Intermediate,    municipal    securities,    and    in   the    case    of
Short-Intermediate-CA, California municipal securities (as described under "Description of the Funds - Investment Objectives and Policies" in the Funds'
Prospectus),   unless  extraordinary  circumstances  dictate  a  more  defensive posture.

 .........Florida  High Income will invest,  under normal market  conditions,  at least 80% of its net assets in municipal securities and at least 90% of such assets will be invested in Florida obligations.

21.......Equity Securities

            New Jersey Tax-Free may not purchase equity securities or securities convertible into equity securities.


                            NON FUNDAMENTAL OPERATING POLICIES

 .........Certain  Funds  have  adopted  additional   non-fundamental   operating
policies. Operating policies may be changed by the Board of Trustees without a shareholder vote.

1........Securities Issued by Government Units; Industrial Development Bonds

 .........Short-Intermediate  has  determined  not to invest more than 25% of its total assets (i) in securities issued by governmental units located in any one state, territory or possession of the United States (but this limitation does not apply to project notes backed by the full faith and credit of the U.S. government) or (ii) industrial development bonds not backed by bank letters of credit. In addition, Short-Intermediate-CA has determined not to invest more than 25% of its total assets in industrial development bonds not backed by bank letters of credit.

2........Illiquid Securities.

 .........Florida   Municipal  Bond,   Georgia  Municipal  Bond,  North  Carolina
Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, High Grade, Short-Intermediate and Short-Intermediate-CA may not invest more than 15% (10% in the case of High Grade) of their net assets in illiquid securities and
other  securities  which  are  not  readily  marketable,   including  repurchase
agreements which have a maturity of longer than seven days, but excluding certain securities and municipal leases determined by the Trustees to be liquid.

3........Other.  In order to comply with certain state blue sky limitations:
         -----

 ...........Each  of  Short-Intermediate  and  Short-Intermediate-CA   interprets
fundamental investment restriction 7 to prohibit investments in oil, gas and mineral leases.

 ...........Each  of  Short-Intermediate  and  Short-Intermediate-CA   interprets
fundamental investment restriction 14 to prohibit investment in real estate limited partnerships which are not readily marketable.

     Except with respect to borrowing money, if a percentage limitation is adhered to at the time of investment, a later increase or decrease in percentage resulting from any change in value or net assets will not result in a violation of such restriction.

     The Funds (other than Short-Intermediate, Short-Intermediate-CA and Florida High Income) have no present intention to borrow money or invest in reverse repurchase agreements in excess of 5% of the value of their net assets during the coming fiscal year. The Funds did not invest more than 5% of their net assets in securities of other investment companies in the last fiscal year, and have no present intent to do so during the coming year.


     For purposes of their policies and limitations, the Funds consider certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank or savings and loan having capital, surplus, and undivided profits in excess of $100,000,000 at the time of investment to be "cash items".

 .........High  Grade does not intend to invest more than 25% of the value of its assets in any issuer in a single state.

                                        MANAGEMENT

         The age, address and principal occupation of the Trustees and executive officers of The Evergreen Municipal Trust, the Evergreen Tax Free Trust (formerly, FFB Funds Trust) and Evergreen Investment Trust (formerly, First Union Funds) (each a "Trust") and collectively the "Trust") during the past five years are set forth below.

Laurence B. Ashkin (68), 180 East Pearson Street, Chicago, IL-Trustee. Real estate developer and construction consultant since 1980; President of Centrum Equities since 1987 and Centrum Properties, Inc. since 1980.

Foster Bam (69), Greenwich Plaza, Greenwich, CT-Trustee. Partner in the law firm of Cummings and Lockwood since 1968.

James S. Howell (72), 4124 Crossgate Road, Charlotte, NC-Chairman and Trustee. Retired Vice President of Lance Inc. (food manufacturing); Chairman of the Distribution Comm. Foundation for the Carolinas from 1989 to 1993.

Gerald M. McDonnell (57), 209 East Nucor Rd. Norfolk, NE, NC-Trustee. Sales Representative with Nucor-Yamoto Inc. (steel producer) since 1988.

Thomas L. McVerry (58), 4419 Parkview Drive, Charlotte, NC-Trustee. Director of Carolina Cooperative Federal Credit Union since 1990 and Rexham Corporation from 1988 to 1990; Vice President of Rexham Industries, Inc. (diversified manufacturer) from 1989 to 1990; Vice President-Finance and Resources, Rexham Corporation from 1979 to 1990.

William Walt Pettit*(41), Holcomb and Pettit, P.A., 227 West Trade St., Charlotte, NC-Trustee. Partner in the law firm Holcomb and Pettit, P.A. since 1990; Attorney, Clontz and Clontz from 1980 to 1990.

Russell A. Salton, III, M.D. (49) 205 Regency Executive Park, Charlott, NC-Trustee. Medical Director, U.S. Healthcare of Charlotte, North Carolina since 1995, President, Primary Physician Care from 1990 to 1996.

Michael S. Scofield (53), 212 S. Tryon Street Suite 1280, Charlotte, NC-Trustee. Attorney, Law Offices of Michael S. Scofield since 1969.

Robert J. Jeffries (73), 2118 New Bedford Drive, Sun City Center, FL-Trustee Emeritus. Corporate consultant since 1967.

John J. Pileggi (37), 237 Park Avenue, Suite 910, New York, NY-President and Treasurer. Senior Managing Director, Furman Selz LLC since 1992, Managing Director from 1984 to 1992.

Joan V. Fiore (40), 237 Park Avenue, Suite 910, New York, NY-Secretary. Managing Director and Counsel, Furman Selz LLC since 1991; Staff Attorney, Securities and Exchange Commission from 1986 to 1991.

     The officers listed above hold the same positions with thirteen investment companies offering a total of forty-three investment funds within the Evergreen mutual fund complex. Messrs. Howell, Salton and Scofield are Trustees of all thirteen investment companies. Messrs. McDonnell, McVerry and Pettit are Trustees of twelve of the investment companies (excluded is Evergreen Variable Trust). Messrs. Ashkin, Bam and Jeffries are Trustees of eleven of the investment companies (excluded are Evergreen Variable Trust and Evergreen Investment Trust).

- --------

     * Mr. Pettit may each be deemed to be an "interested person" within the meaning of the Investment Company Act of 1940, as amended (the "1940 Act").

         The officers of the Trusts are all officers and/or employees of Furman Selz LLC. Furman Selz LLC is an affiliate of Evergreen Funds Distributor, Inc., the distributor of each Class of shares of each Fund.

         The Funds do not pay any direct remuneration to any officer or Trustee who is an "affiliated person" of either First Union National Bank of North Carolina or Evergreen Asset Management Corp. or their affiliates. See "Investment Adviser." Currently, none of the Trustees is an "affiliated person" as defined in the 1940 Act. The Evergreen Municipal Trust and Evergreen Investment Trust pay each Trustee who is not an "affiliated person" an annual retainer and fee per meeting attended, plus expenses. The Evergreen Tax Free Trust pays each Trustee who is not an "affiliated person a fee per meeting attended, plus expenses, as follows:

Name of Trust/Fund                              Annual Retainer   Meeting Fee

The Evergreen Municipal Trust -                $ 4,000*
  Florida High Income                                               $100
  Short-Intermediate                                                $100
  Short-Intermediate-CA                                             $100

Evergreen Investment Trust -                   $15,000**          $2,000**
  Florida Municipal Bond
  Georgia Municipal Bond
  North Carolina Municipal Bond
  South Carolina Municipal Bond
  Virginia Municipal Bond
  High Grade

Evergreen Tax Free Trust                       $ 0                  $100
   New Jersey Tax-Free
------------------------
* Allocated among the Evergreen Money Market Trust, which offers three investment series (Evergreen Money Market Fund, Evergreen Institutional Money Market Fund and Evergreen Institutional Treasury Money Market Fund), and the Evergreen Municipal Trust, which offers five investment series (Evergreen Tax Exempt Money Market Fund, Evergreen Short-Intermediate Municipal Fund, Evergreen Short-Intermediate Municipal Fund-California, Evergreen Florida High Income Municipal Bond Fund and Evergreen Institutional Tax-Exempt Money Market Fund).

** The annual retainer and the per meeting fee paid by Evergreen Investment Trust to each Trustee are allocated among its fourteen series.

         In addition:

(1) Each non-affiliated Trustee is paid a fee of $500 for each special telephonic meeting in which he participates, regardless of the number of Funds for which the meeting is called.

(2) The Chairman of the Board of the Evergreen Group of mutual funds is paid an annual retainer of $5,000, and the Chairman of the Audit Committee is paid an annual retainer of $2,000. These retainers are allocated among all the funds in the Evergreen group of mutual funds, based upon assets.

(3)      Each member of the Audit Committee is paid an annual retainer of $500.

(4) Any individual who has been appointed as a Trustee Emeritus of one or more funds in the Evergreen Group of mutual funds is paid one-half of the fees that are payable to regular Trustees.


         Set fourth below for each of the Trustees is the aggregate compensation paid to such Trustees by each of The Evergreen Municipal Trust and Evergreen Investment Trust for the fiscal year ended August 31, 1996, and by Evergreen Tax Free Trust for the period January 19, 1996 (the date of their election as Trustees )through August 31, 1996:

                                                                  Total
                                                                  Compensation
                   Aggregate Compensation From Each Trust         From Trusts
                        The Evergreen  Evergreen      Evergreen   & Fund
Name of                    Municipal   Investment     Tax Free    Complex Paid
Trustee                      Trust     Trust*         Trust       to Trustees

Laurence Ashkin             3,522        -0-           611        26,475

Foster Bam                  3,522        -0-           611        26,475

James S. Howell             3,771       22,029         606        53,000

Robert J.
 Jeffries**                2,170         -0-           311        15,238

Gerald M.
 McDonnell                 3,447         19,916        606        45,975

Thomas L.
 McVerry                   3,537         20,456        606        47,100

William Walt
 Pettit                    3,411         19,737        606        45,600

Russell A.
 Salton, III, M.D.         3,411         19,737        606        48,750

Michael S.
 Scofield                  3,411         19,737        606         48,750


* Formerly known as First Union Funds.

** Robert J. Jeffries has been serving as a Trustee Emeritus since January 1, 1996.

     No officer or Trustee of the Trusts owned Class A or B shares of any Fund as of the date hereof. The number and percent of outstanding Class Y shares of of each Fund owned by officers and Trustees as a group on October 10, 1996 is as follows:

                           No. of Shares Owned
                              By Officers and         Ownership by Officers and
                                  Trustees            Trustees as a % of Class &
Name of Fund                     as a Group           as a % of Fund

Florida Municipal Bond             -0-
Georgia Municipal Bond             -0-
North Carolina Municipal Bond     2,213                  .24%
South Carolina Municipal Bond      -0-
Virginia Municipal Bond            -0-
Florida High Income                -0-
High Grade                        410,541                 17.50%
Short-Intermediate                15,558                  0.50%
Short-Intermediate-CA              -0-

New Jersey Tax-Free                              -0-


         Set forth below is information with respect to each person, who, to each Fund's knowledge, owned beneficially or of record more than 5% of a class of each Fund's total outstanding shares and their aggregate ownership of the Fund's total outstanding shares as of October 10, 1996.
                                   Name of                No. of     % of
Name and Address                  Fund/Class             Shares     Class/Fund
- ----------------                  ----------             ------     ----------

First Union National Bank of NC      North Carolina      347,331   90.93%/ 5.67%
Trust Accounts                       Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC      North Carolina       20,039    5.25%/  .33%
Trust Accounts                       Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001


Fubs & Co. Febo                      South Carolina       16,327   18.78%/ 1.40%
7RK0124218                           Municipal Bond/A
Thomas B. Carr and
Louise R. Carr
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. Febo                      South Carolina        5,943   6.84%/   .51%
Charles Dean Turner                  Municipal Bond/A
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. Febo                      South Carolina      19,247   22.14%/ 1.65%
Mildred R. Robards                   Municipal Bond/A
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. Febo                      South Carolina        5,407   6.22%/   .46%
Warren A. Ransom, Jr.                Municipal Bond/A
Laurie P. Ransom
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. Febo                      South Carolina        4,979   5.73%/   .43%
Virginia C. Thomas                   Municipal Bond/A

C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001


Fubs & Co. Febo                      South Carolina       28,220   6.44%/ 2.43%
Ruby B. Motsinger                    Municipal Bond/B
Joseph Glenn Motsinger
Tennants by Common
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC*     South Carolina       225,966 42.00%/ 19.42%
Trust Accounts                       Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC*     South Carolina       310,535 57.72%/ 26.69%
Trust Accounts                       Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

Duff M. Green                        Virginia             22,596   7.57%/ 1.66%
c/o First Union National Bank        Municipal Bond/A
301 S. Tryon Street
Charlotte, NC 28288-0001


Fubs & Co. Febo                      Virginia             17,966    6.02%/ 1.32%
David A. Hetzer and                  Municipal Bond/A
Iris L. Hetzer
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001


Fubs & Co. Febo                    Virginia               41,533    6.75%/ 3.05%
Harry S. Williams                  Municipal Bond/B
Patsy Williams
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC*   Virginia         332,285   74.33%/ 24.41%
Trust Accounts                     Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC*   Virginia              111,321   24.90%/ 8.18%
Trust Accounts                     Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

Merrill Lynch Pierce Fenner        Florida
Private Client Group               Municipal Bond/A      607,260    5.21%/ 3.81%
C/O FUBS
301 S. Tryon St.
Charlotte, NC 28288

First Union National Bank           Florida            1,179,622  87.83%/ 7.40%
Trust Accounts                      Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC*    Florida              122,721   9.14%/  .77%
Trust Accounts                      Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001


Fubs & Co. Febo                     Georgia               11,087    5.23%/ .82%
Yasmin M. Dharamsi                  Municipal Bond/A
Farid M Dharamsi
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. Febo                     Georgia               10,828    6.11/.76%
Yasmin M. Dharamsi                  Municipal Bond/A
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. Febo                     Georgia               10,966    5.17%/ .81%
William F. Hill Jr. and             Municipal Bond/A
Marvin Hill
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001


First Union National Bank of NC     Georgia               135,291 79.67%/ 9.95%
Trust Accounts                      Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC     Georgia               31,929  18.80%/12.35%
Trust Accounts                      Municipal Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC     Fl.High Income        165,822 80.86%/1.68%
Trust Accounts                      Muni Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Bank of NC     Fl.High Income         11,845   5.78%/.12%
Trust Accounts                      Muni Bond/Y
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

Merrill Lynch                       Fl.High Income         789,508 10.52%/8.02%
Trade House Account - Aid           Muni Bond/A
c/o:FUBS & Co. FEBO
301 S.Tryon St.
Charlotte, NC 28288


First Union National Bank of NC     High Grade/Y        515,367    22.07%/ 5.14%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC  28288-0001

Foster & Foster                     High Grade/Y  405,595     17.37%/ 4.05%
P.O. Box 1669
c/o Lieber & Co.
2500 Westchester Ave.
Purchase, NY 10577

Fubs & Co. Febo **                Short-Intermediate/A  1,984,127 72.66%/28.87%
Irwin Belk
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001


Fubs & Co. FBO                    Short-Intermediate/B   37,083      5.40%/ .54%
Mark E. Smith
Melissa A. Smith JT TEN
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

Fubs & Co. FBO                    Short-Intermediate/B   48,961      7.13%/ .71%
Carl R. Nodine and
Linda F. Nodine
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC  28288-0001

First Union National Band/EB/INT  Short-Intermediate/Y   417,133  12.07%/6.07%
Trust Account
Attn: Trust Operation Fund Group
401 S. Tryon St.
Charlotte, NC 28202-1911



Fubs & Co. Febo               New Jersey Tax-Free/Y   649,555   76.42%/15.57%
Trust Accounts
Attn: Ginny Batten CMG-1151-2
C/O First Union National Bank
401 S. Tryon Street
Charlotte, NC 28202-1911

Fubs & Co. Febo        New Jersey Tax-Free/Y   200,425         23.58%/4.80%
Trust Accounts
Attn: Ginny Batten
11th Floor CMG-1151
301 S. Tryon Street
Charlotte, NC 28288-0001

Fubs & Co. Febo          New Jersey Tax-Free/B   26,116         8.82%/ 63%
Dominick J. Huster and
Grace D. Huster
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC 28288-0001

Fubs & Co. Febo             New Jersey Tax-Free/B    18,978       6.41%/45%
Ralph Gangemi and
Alice Gangemi
C/O First Union National Bank
301 S. Tryon Street
Charlotte, NC 28288-0001



         First Union National Bank of North Carolina and its affiliates act in various capacities for numerous accounts. As a result of its ownership on October 10, 1996, it may be deemed to "control" the Funds listed below, as that term is defined in the 1940 Act.

Fund                    % of Ownership - Class         % of Ownership - Fund
----                 ----------------------           ---------------------

Evergreen VA Muni Bond     99.23% - Class(Y)                    32.59%
Evergreen SC Muni Bond     84.08% - Class(Y)                    46.12%

** As a result of his ownership of 72.66% of Class A shares and 28.87% overall of Evergreen Short-Intermediate Municipal Fund on October 10, 1996, Irwin Belk may be deemed to "control" the Fund as that each term is defined in the 1940 Act.



                               INVESTMENT ADVISERS

      (See also "Management of the Funds" in each Fund's Prospectus)

     The investment adviser of Short-Intermediate and Short-Intermediate-CA is Evergreen Asset Management Corp., a New York corporation, with offices at 2500 Westchester Avenue, Purchase, New York ("Evergreen Asset" or the "Adviser"). Evergreen Asset is owned by First Union National Bank of North Carolina ("FUNB" or the "Adviser") which, in turn, is a subsidiary of First Union Corporation ("First Union"), a bank holding company headquartered in Charlotte, North Carolina. The investment adviser of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, Florida High Income and High Grade is FUNB which provides investment advisory services through its Capital Management Group. The Directors of Evergreen Asset are Richard K. Wagoner and Barbara I. Colvin. The executive officers of Evergreen Asset are Stephen A. Lieber, Chairman and Co-Chief Executive Officer, Nola Maddox Falcone, President and Co-Chief Executive Officer and Theodore J. Israel, Jr., Executive Vice President.

         On June 30, 1994, Evergreen Asset and Lieber and Company ("Lieber") were acquired by First Union through certain of its subsidiaries. Evergreen Asset was acquired by FUNB, a wholly-owned subsidiary (except for directors'
qualifying shares) of First Union, by merger into EAMC Corporation ("EAMC") a wholly-owned subsidiary of FUNB. EAMC then assumed the name "Evergreen Asset Management Corp." and succeeded to the business of Evergreen Asset. Contemporaneously with the succession of EAMC to the business of Evergreen Asset and its assumption of the name "Evergreen Asset Management Corp.", Short-Intermediate and Short-Intermediate-CA entered into a new investment advisory agreement with EAMC and into a distribution agreement with Evergreen Funds Distributor, Inc. (the "Distributor"), an affiliate of Furman Selz LLC. At that time, EAMC also entered into a new sub-advisory agreement with Lieber pursuant to which Lieber provides certain services to Evergreen Asset in connection with its duties as investment adviser.

         The partnership interests in Lieber, a New York general partnership, were acquired by Lieber I Corp. and Lieber II Corp., which are both wholly-owned subsidiaries of FUNB. The business of Lieber is being continued. The new advisory and sub-advisory agreements were approved by the shareholders of Short-Intermediate and Short-Intermediate-CA at their meeting held on June 23, 1994, and became effective on June 30, 1994. Florida High Income, which commenced operations on June 30, 1995, entered into an advisory agreement with FUNB on June 30, 1995.

     Prior to January 1, 1996, First Fidelity Bank, N.A. ("First Fidelity") acted as investment adviser to New Jersey Tax-Free. On June 18, 1995, First Union entered into an Agreement and Plan of Merger (the "Merger Agreement") with First Fidelity Bancorporation ("FFB"), the corporate parent of First Fidelity which provided, among other things, for the merger (the "Merger") of FFB with and into a wholly-owned subsidiary of First Union. The Merger was consummated on January 1, 1996. As a result of the Merger, FUNB and Evergreen Asset, succeeded to the investment advisory and administrative functions currently performed by various units of First Fidelity.

     Under its Investment Advisory Agreement with each Fund, each Adviser has agreed to furnish reports, statistical and research services and recommendations with respect to each Fund's portfolio of investments. In addition, each Adviser provides office facilities to the Funds and performs a variety of administrative services. Each Fund pays the cost of all of its other expenses and liabilities, including expenses and liabilities incurred in connection with maintaining their registration under the Securities Act of 1933, as amended, and the 1940 Act, printing prospectuses (for existing shareholders) as they are updated, state qualifications, share certificates, mailings, brokerage, custodian and stock transfer charges, printing, legal and auditing expenses, expenses of shareholder meetings and reports to shareholders. Notwithstanding the foregoing, each Adviser will pay the costs of printing and distributing prospectuses used for prospective shareholders.

         The method of computing the investment advisory fee for each Fund is described in such Fund's Prospectus. The advisory fees paid by each Fund for the three most recent fiscal periods reflected in its registration statement are set forth below:


FLORIDA MUNICIPAL
BOND                 Year Ended   Period Ended   Year Ended
                     8/31/96         8/31/95      12/31/94
Advisory Fee         $803,741       $243,413        $171,732

Waiver               (321,496)      (73,661)       (171,732)
                      --------      --------       ---------
Net Advisory Fee      482,245       169,752        $   0
                     =========      ==========    ==========
Expense
Reimbursement        (152,334)      (46,864)        (90,218)
                     --------        --------      ---------

GEORGIA MUNICIPAL
BOND                Year Ended     Period Ended   Year Ended
                    8/31/96           8/31/95      12/31/94
Advisory Fee        $63,102           $ 32,646      $36,674

Waiver              (63,102)          (32,646)     (36,674)
                     --------         --------     --------
Net Advisory Fee    $    0           $   0           $   0

                    ========        ========       =========
Expense
Reimbursement       (176,832)       (105,409)       (189,746)
                   ----------       ---------

NEW JERSEY
TAX FREE           Year Ended      Period Ended   Year Ended
                   8/31/96          2/28/96       2/28/95
Advisory Fee       $107,212        $190,195       $191,038

Waiver             (107,212)       (190,195)        (191,038)
                   ----------      ---------         --------
Net Advisory Fee   $ 0             $      0         $      0
                   ==========       ==========    ==========
Expense
Reimbursement     ($47,673)        $ 63,918         $107,952
                   ---------        ----------    ----------

NORTH CAROLINA
MUNICIPAL BOND     Year Ended      Period Ended    Year Ended
                   8/31/96           8/31/95        12/31/94
Advisory Fee       $306,892         $190,284         $287,040

Waiver             (164,001)        (132,051)        (193,158)
                   ---------        ---------      ---------
Net Advisory Fee   $142,891        $ 58,233          $93,882
                   ==========       ==========    ==========
Expense
Reimbursement         -0-            -0-           (28,121)
                   ---------        ----------    ----------

SOUTH CAROLINA
MUNICIPAL BOND    Year Ended       Period Ended       Year Ended
                  8/31/96           8/31/95            12/31/94
Advisory Fee      $ 40,781            $ 13,154          $8,905

Waiver            (40,781)             (13,154)        (8,905)
                  --------            --------         --------
Net Advisory Fee   $ 0                $  0              $   0
                   ========           ========          ========
Expense
Reimbursement     (213,820)          (144,430)         (177,387)
                  ---------          ---------         ----------


VIRGINIA
MUNICIPAL BOND    Year Ended   Period Ended    Year Ended
                  8/31/96         8/31/95      12/31/94
Advisory Fee     $51,952         $ 23,156       $24,942

Waiver           (51,952)       ($ 23,156)      ($24,942)
Net Advisory Fee       0          0              0
                  ========       ========        ========
Expense
Reimbursement    (209,667)       (120,876)      (205,073)
                  ---------      ---------       --------


FLORIDA HIGH
INCOME           Year Ended                          Year Ended
                 8/31/96                             8/31/95
Advisory Fee     $477,128                            $123,320

Waiver             (238,564)                      (71,690)
                   ---------                      --------
Net Advisory Fee   238,564                        $ 51,630
                   ========                       ========
Expense
Reimbursement          0                              0


HIGH GRADE         Year Ended    Period Ended  Year Ended
                   8/31/96          8/31/95     12/31/94
Advisory Fee       $575,456        $338,767    $599,854

Waiver            (228,548)         ( 20,456)   (16,091)
                  ---------        ---------     --------
Net Advisory Fee   346,908        $318,311    $583,763
                   =========      =========   ==========


SHORT-INTERMEDIATE   Year Ended   Year Ended  Year Ended
                     8/31/96      8/31/95      8/31/94
Advisory Fee         $287,149    $263,947      $301,565

Waiver              (109,619)    ( 63,612)     (150,194)
                     ---------   --------      --------
Net Advisory Fee     177,530      $200,335      $151,371
                    ========      ========     ========
Expense
Reimbursement       (30,962)     ( 28,521)     $      0
                    --------      --------      -------

SHORT-INTERMEDIATE-
CA                   Year Ended   Year Ended   Year Ended
                     8/31/96      8/31/95      8/31/94
Advisory Fee         $109,714     $134,625     $164,447

Waiver               (49,870)    ( 48,955)    (129,952)
                      -------     --------    ---------
Net Advisory Fee     $59,844     $ 85,670      $34,495
                     =======      =======      =======
Expense
Reimbursement              0           0            0
                     --------     -------       ------


         South Carolina Municipal Bond and Florida High Grade commenced operations on January 4, 1994, and June 30, 1995, respectively, and, therefore, the first year's figures set forth in the table above reflect investment advisory fees paid for the period from commencement of operations through December 31, 1994 for South Carolina Municipal Bond and, with respect to Florida High Income, for the period from commencement of operations through August 31, 1995.


Expense Limitations

         With respect to Short-Intermediate and Short-Intermediate CA, Evergreen

Asset has agreed to reimburse each Fund to the extent that the Fund's aggregate operating expenses (including the Adviser's fee but excluding interest, taxes, brokerage commissions and extraordinary expenses, and, for Class A and Class B shares Rule 12b-1 distribution fees and shareholder servicing fees payable) exceed 1% of its average net assets for any fiscal year.

     The Investment Advisory Agreements are terminable, without the payment of any penalty, on sixty days' written notice, by a vote of the holders of a majority of each Fund's outstanding shares, or by a vote of a majority of each Trust's Trustees or by the respective Adviser. The Investment Advisory Agreements will automatically terminate in the event of their assignment. Each Investment Advisory Agreement provides in substance that the Adviser shall not be liable for any action or failure to act in accordance with its duties thereunder in the absence of willful misfeasance, bad faith or gross negligence on the part of the Adviser or of reckless disregard of its obligations thereunder. The Investment Advisory Agreements with respect to Florida High Income, Short-Intermediate and Short-Intermediate-CA were approved by each Fund's shareholders on June 23, 1994, became effective on June 30, 1994, (June 30, 1995 with respect to Florida High Income) was last approved on February 8,1996, and will continue in effect until April 30, 1997, (June 30, 1997 with respect to Florida High Income) and thereafter from year to year provided that their continuance is approved annually by a vote of a majority of the Trustees of each Trust including a majority of those Trustees who are not parties thereto or "interested persons" (as defined in the 1940 Act) of any such party, cast in person at a meeting duly called for the purpose of voting on such approval or a majority of the outstanding voting shares of each Fund. With respect to Florida Municipal Bond, Georgia Municipal Bond, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade, the Investment Advisory Agreement dated February 28, 1985 and amended from time to time thereafter was last approved by the Trustees of Evergreen Investment Trust (formerly, First Union Funds) on February 8, 1996 and it will continue in effect until April 30, 1997 and from year to year with respect to each Fund provided that such continuance is approved annually by a vote of a majority of the Trustees of Evergreen Investment Trust including a majority of those Trustees who are not parties thereto or "interested persons" of any such party cast in person at a meeting duly called for the purpose of voting on such approval or by a vote of a majority of the outstanding voting securities of each Fund. With respect to New Jersey Tax Free, the Investment Advisory Agreement dated January 1, 1996 was first approved by the shareholders of the Fund on December 12, 1995 and will continue until January 1, 1998 and from year to year with respect to the Fund provided that such continuance is approved annually by a vote of a majority of the Trustees of Evergreen Tax Free Trust including a majority of those Trustees who are not parties thereto or "interested persons" of any such party cast in person at a meeting duly called for the purpose of voting on such approval or by a vote of a majority of the outstanding voting securities of the Fund.

         Certain other clients of each Adviser may have investment objectives and policies similar to those of the Funds. Each Adviser (including the sub-adviser) may, from time to time, make recommendations which result in the purchase or sale of a particular security by its other clients simultaneously with a Fund. If transactions on behalf of more than one client during the same period increase the demand for securities being purchased or the supply of securities being sold, there may be an adverse effect on price or quantity. It is the policy of each Adviser to allocate advisory recommendations and the placing of orders in a manner which is deemed equitable by the Adviser to the accounts involved, including the Funds. When two or more of the clients of the Adviser (including one or more of the Funds) are purchasing or selling the same security on a given day from the same broker-dealer, such transactions may be averaged as to price.

         Although the investment objectives of the Funds are not the same, and their investment decisions are made independently of each other, they rely upon the same resources for investment advice and recommendations. Therefore, on occasion, when a particular security meets the different investment objectives of the various Funds, they may simultaneously purchase or sell the same security. This could have a detrimental effect on the price and quantity of the security available to each Fund. If simultaneous transactions occur, the Adviser attempts to allocate the securities, both as to price and quantity, in accordance with a method deemed equitable to each Fund and consistent with their different investment objectives. In some cases, simultaneous purchases or sales could have a beneficial effect, in that the ability of one Fund to participate in volume transactions may produce better executions for that Fund.

         Each Fund has adopted procedures under Rule 17a-7 of the 1940 Act to permit purchase and sales transactions to be effected between each Fund and the other registered investment companies for which either Evergreen Asset or FUNB acts as investment adviser or between the Fund and any advisory clients of Evergreen Asset, FUNB or Lieber. Each Fund may from time to time engage in such transactions but only in accordance with these procedures and if they are equitable to each participant and consistent with each participant's investment objectives.

     Prior to July 1, 1995, Federated Administrative Services, a subsidiary of Federated Investors, provided legal, accounting and other administrative personnel and support services to each of the portfolios of Evergreen Investment Trust. The Trust paid a fee for such services at the following annual rate: .15% on the first $250 million average daily net assets of the Trust; .125% on the next $250 million; .10% on the next $250 million and .075% on assets in excess of $250 million. On July 1, 1995, Evergreen Asset commenced providing administrative services to each of the portfolios of Evergreen Investment Trust and on January 19, 1996 Evergreen Asset commenced providing administrative services to each of the portfolios of Evergreen Tax Free Trust for a fee based on the average daily net assets of each fund administered by Evergreen Asset for which Evergreen Asset or FUNB also serves as investment adviser, calculated daily and payable monthly at the following annual rates: .050% on the first $7 billion; .035% on the next $3 billion; .030% on the next $5 billion; .020% on the next $10 billion; .015% on the next $5 billion; and .010% on assets in excess of $30 billion.

         Prior to January 1, 1996, Furman Selz LLC acted as administrator for New Jersey Tax Free. For the fiscal years ended February 28, 1994, 1995 and the fiscal period ended January 18, 1996, Furman Selz LLC waived its entire administrative fee.

         Furman Selz LLC, an affiliate of the Distributor, serves as sub-administrator to Florida Municipal Bond, Georgia Municipal Bond, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, High Grade and New Jersey Tax Free and is entitled to receive a fee from each Fund calculated on the average daily net assets of each Fund at a rate based on the total assets of the mutual funds administered by Evergreen Asset for which FUNB or Evergreen Asset also serve as investment adviser, calculated in accordance with the following schedule:

 .0100% of the first $7 billion; .0075% on the next $3 billion; .0050% on the next $15 billion; and .0040% on assets in excess of $25 billion. The total assets of mutual funds administered by Evergreen Asset for which Evergreen Asset or FUNB serve as investment adviser as of September 30, 1996 were approximately $16 billion.


     For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995, and the year ended December 31, 1994 Florida Municipal Bond incurred $81,881, $38,751 and $75,397 respectively, in administrative service costs, all of which were voluntarily waived for the year ended December 31, 1994. For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995 and the fiscal year ended December 31, 1994, Georgia Municipal Bond incurred $4,159, $3,901 and $75,479, respectively, in administrative service costs, all of which were voluntarily waived. For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995 and the fiscal year ended December 31, 1994, North Carolina Municipal Bond incurred $31,447, $23,309 and $75,476, respectively, in administrative service costs, of which $ 0, $0 and $28,121, respectively were voluntarily waived. For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995, and the period January 3, 1994 (commencement of operations) to December 31, 1994, South Carolina Municipal Bond incurred $4,123, $1,451 and $104,356, respectively in administrative service costs, all of which were voluntarily waived. For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995 and the fiscal year ended December 31, 1994, Virginia Municipal Bond incurred $5,136, $2,701 and $75,479 ,respectively, in administrative service costs, all of which were voluntarily waived. For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995 and the fiscal year ended December 31, 1994, High Grade incurred $59,073, $50,406 and $101,004, respectively, in administrative service costs. For the fiscal period from January 19, 1996 through August 31, 1996 New Jersey Tax-Free incurred $9,468, in administrative service costs.

                              DISTRIBUTION PLANS

         Reference is made to "Management of the Funds - Distribution Plans and Agreements" in the Prospectus of each Fund for additional disclosure regarding the Funds' distribution arrangements. Distribution fees are accrued daily and paid monthly on the Class A and B shares and are charged as class expenses, as accrued. The distribution fees attributable to the Class B shares are designed to permit an investor to purchase such shares through broker-dealers without the assessment of a front-end sales charge, while at the same time permitting the Distributor to compensate broker-dealers in connection with the sale of such shares. In this regard the purpose and function of the combined contingent deferred sales charge and distribution services fee on the Class B shares are the same as those of the front-end sales charge and distribution fee with respect to the Class A shares in that in each case the sales charge and/or distribution fee provide for the financing of the distribution of the Fund's shares.

         Under the Rule 12b-1 Distribution Plans that have been adopted by each Fund with respect to each of its Class A and Class B shares (each a "Plan" and collectively, the "Plans"), the Treasurer of each Fund reports the amounts expended under the Plan and the purposes for which such expenditures were made to the Trustees of each Trust for their review on a quarterly basis. Also, each Plan provides that the selection and nomination of Trustees who are not "interested persons" of each Trust (as defined in the 1940 Act) are committed to the discretion of such disinterested Trustees then in office.

         Each Adviser may from time to time and from its own funds or such other resources as may be permitted by rules of the Securities and Exchange Commission make payments for distribution services to the Distributor; the latter may in turn pay part or all of such compensation to brokers or other persons for their distribution assistance.

     Short-Intermediate and Short-Intermediate-CA commenced offering Class A and Class B shares on January 3, 1995 and Florida High Income commenced offering Class A and Class B shares on June 30, 1995. Each Plan with respect to such Funds became effective on December 30, 1994 (June 30, 1995 with respect to Florida High Income) and was initially approved by the sole shareholder of each Class of shares of each Fund with respect to which a Plan was adopted on that date and by the unanimous vote of the Trustees of each Trust, including the disinterested Trustees voting separately, at a meeting called for that purpose and held on December 13, 1994 (April 20, 1995 with respect to Florida High Income). The Distribution Agreements between each Fund and the Distributor, pursuant to which distribution fees are paid under the Plans by each Fund with respect to its Class A and Class B shares were also approved at the December 13, 1994 (April 20, 1995 with respect to Florida High Income) meeting by the unanimous vote of the Trustees, including the disinterested Trustees voting separately. Each Plan and Distribution Agreement will continue in effect for successive twelve-month periods provided, however, that such continuance is specifically approved at least annually by the Trustees of each Trust or by vote of the holders of a majority of the outstanding voting securities (as defined in the 1940 Act) of that Class, and, in either case, by a majority of the Trustees of the Trust who are not parties to the Agreement or interested persons, as defined in the 1940 Act, of any such party (other than as Trustees of the Trust) and who have no direct or indirect financial interest in the operation of the Plan or any agreement related thereto.


         Prior to July 7, 1995, Federated Securities Corp., a subsidiary of Federated Investors, served as the distributor for Florida Municipal Bond, Georgia Municipal Bond, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade as well as other portfolios of Evergreen Investment Trust. The Distribution Agreements between each Fund and the Distributor pursuant to which distribution fees are paid under the Plans by each Fund with respect to its Class A and Class B shares were approved on April 20, 1995 by the unanimous vote of the Trustees including the disinterested Trustees voting separately.

         New Jersey Tax-Free commenced offering Class B shares on January 19, 1996. Prior to January 19, 1996, FFB Funds Distributor, Inc. served as distributor to New Jersey Tax-Free. The Distribution Agreement between New Jersey Tax-Free and the Distributor pursuant to which distribution fees are paid under the Plan by New Jersey Tax-Free with respect to its Class A and Class B shares was approved on January 19, 1996, by the unanimous vote of the Trustees including the disinterested Trustees voting separately.

         The Plans permit the payment of fees to brokers and others for distribution and shareholder-related administrative services and to broker-dealers, depository institutions, financial intermediaries and administrators for administrative services as to Class A and Class B shares. The Plans are designed to (i) stimulate brokers to provide distribution and administrative support services to each Fund and holders of Class A and Class B shares and (ii) stimulate administrators to render administrative support services to the Fund and holders of Class A and Class B shares. The administrative services are provided by a representative who has knowledge of the shareholder's particular circumstances and goals, and include, but are not limited to providing office space, equipment, telephone facilities, and various personnel including clerical, supervisory, and computer, as necessary or beneficial to establish and maintain shareholder accounts and records; processing purchase and redemption transactions and automatic investments of client account cash balances; answering routine client inquiries regarding Class A and Class B shares; assisting clients in changing dividend options, account designations, and addresses; and providing such other services as the Fund reasonably requests for its Class A and Class B shares.

         In addition to the Plans, Florida Municipal Bond, Georgia Municipal Bond, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, High Grade and New Jersey Tax-Free have each adopted a Shareholder Services Plan whereby shareholder servicing agents may receive fees from the Fund for providing services which include, but are not limited to, distributing prospectuses and other information, providing shareholder assistance, and communicating or facilitating purchases and redemptions of Class B shares of the Fund.

         In the event that a Plan or Distribution Agreement is terminated or not continued with respect to one or more Classes of a Fund, (i) no distribution fees (other than current amounts accrued but not yet paid) would be owed by the Fund to the Distributor with respect to that Class or Classes, and (ii) the Fund would not be obligated to pay the Distributor for any amounts expended under the Distribution Agreement not previously recovered by the Distributor from distribution services fees in respect of shares of such Class or Classes through deferred sales charges.

         All material amendments to any Plan or Distribution Agreement must be approved by a vote of the Trustees of a Trust or the holders of the Fund's outstanding voting securities, voting separately by Class, and in either case, by a majority of the disinterested Trustees, cast in person at a meeting called for the purpose of voting on such approval; and any Plan or Distribution Agreement may not be amended in order to increase materially the costs that a particular Class of shares of a Fund may bear pursuant to the Plan or Distribution Agreement without the approval of a majority of the holders of the outstanding voting shares of the Class affected. With respect to Florida Municipal Bond, Georgia Municipal Bond, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade, amendments to the Shareholder Services Plan require a majority vote of the disinterested Trustees but do not require a shareholders vote. Any Plan, Shareholder Services Plan or Distribution Agreement may be terminated (a) by a Fund without penalty at any time by a majority vote of the holders of the outstanding voting securities of the Fund, voting separately by Class or by a majority vote of the Trustees who are not "interested persons" as defined in the 1940 Act, or (b) by the Distributor. To terminate any Distribution Agreement, any party must give the other parties 60 days' written notice; to terminate a Plan only, the Fund need give no notice to the Distributor. Any Distribution Agreement will terminate automatically in the event of its assignment.

Fees Paid Pursuant To Distribution Plans. The Funds incurred the following distribution services fee:

Florida  Municipal  Bond.  For the fiscal  period from  January 1, 1995  through
August 31, 1995, and the fiscal year ended August 31, 1996, $59,721 and $240,978, respectively, on behalf of Class A shares; and $28,054 and $215,869, respectively, on behalf of Class B shares.

Georgia Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $2,856 and $5,047, respectively, on behalf of Class A shares; and $37,476 and $63,447, respectively, on behalf of Class B shares.

North Carolina Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995,and the fiscal year ended August 31, 1996, $13,739 and $20,833, respectively, on behalf of Class A shares; and $239,789 and $375,352, respectively, on behalf of Class B shares.

South Carolina Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995,and the fiscal year ended August 31, 1996, $788 and
$1,917, respectively, on behalf of Class A shares; and $15,094 and $29,922, respectively, on behalf of Class B shares.

Virginia Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995,and the fiscal year ended August 31, 1996, $3,127 and $6,048, respectively, on behalf of Class A shares; and $22,700 and $43,430, respectively, on behalf of Class B shares.

High Grade. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $97,996 and $138,927, respectively, on behalf of Class A shares; and $167,706 and $258,074, respectively, on behalf of Class B shares.

New Jersey Tax-Free. For the fiscal periods from March 1, 1995 through February 29, 1996, and March 1, 1996 through August 31, 1996, $11,178 and $42,308, respectively, on behalf of Class A shares; and $87 and $5,865 for the period from January 19, 1996 through February 29, 1996 and March 1, 1996 through August 31, 1996 on behalf of Class B shares.


Short-Intermediate. For the fiscal period from January 3, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $4,106 and $13,347, respectively, on behalf of Class A shares; and $20,584 and $52,375, respectively, on behalf of Class B shares.

Short-Intermediate-CA. For the fiscal period from January 3, 1995 through August 31, 1995,and the fiscal year ended August 31, 1996, $0 and $0, respectively, on behalf of Class A shares; and $0 and $0, respectively, on behalf of Class B shares.

Florida High Income. For the fiscal period from June 30, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $41,690 and $169,651, respectively, on behalf of Class A shares; and $1,565 and $80,050, respectively, on behalf of Class

B shares.



Fee Paid Pursuant To Shareholder Services Plans. The Funds incurred the following shareholder services fees:

Florida Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $9,351 and $71,956, respectively, on behalf of Class B shares.

Georgia Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $12,492 and $21,149, respectively, on behalf of Class B shares.

North Carolina Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $79,930 and $125,117, respectively, on behalf of Class B shares.

South Carolina Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $5,031 and $9,974, respectively, on behalf of Class B shares.

Virginia Municipal Bond. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $7,567 and $14,476, respectively, on behalf of Class B shares.

High Grade. For the fiscal period from January 1, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, $55,902 and $86,025, respectively, on behalf of Class B shares.

Florida High Income. For the fiscal period from July 10, 1995 through August 31, 1995 and for the fiscal year ended August 31, 1996, $522 and $26,683, respectively, on behalf of Class B shares.

Short Intermediate. For the fiscal period from January 5, 1995 through August 31, 1995 and the fiscal year ended August 31, 1996, $6,861 and $17,458, respectively, on behalf of Class B shares.

New Jersey Tax-Free. For the fiscal period January 30, 1996 through February 29, 1996 and March 1, 1996 throuth August 31, 1996, $29 and $1,949 on behalf of Class B shares.

                              ALLOCATION OF BROKERAGE

         Decisions regarding each Fund's portfolio are made by its Adviser, subject to the supervision and control of the Trustees. Orders for the purchase and sale of securities and other investments are placed by employees of the Adviser, all of whom, in the case of Evergreen Asset, are associated with Lieber. In general, the same individuals perform the same functions for the other funds managed by the Adviser. A Fund will not effect any brokerage transactions with any broker or dealer affiliated directly or indirectly with the Adviser unless such transactions are fair and reasonable, under the circumstances, to the Fund's shareholders. Circumstances that may indicate that such transactions are fair or reasonable include the frequency of such transactions, the selection process and the commissions payable in connection with such transactions.

         It is anticipated that most of the Funds purchase and sale transactions will be with the issuer or an underwriter or with major dealers in such securities acting as principals. Such transactions are normally on a net basis and generally do not involve payment of brokerage commissions. However, the cost of securities purchased from an underwriter usually includes a commission paid by the issuer to the underwriter. Purchases or sales from dealers will normally reflect the spread between bid and ask prices.

         In selecting firms to effect securities transactions, the primary consideration of each Fund shall be prompt execution at the most favorable price. A Fund will also consider such factors as the price of the securities and the size and difficulty of execution of the order. If these objectives may be met with more than one firm, the Fund will also consider the availability of statistical and investment data and economic facts and opinions helpful to the Fund. To the extent that receipt of these services for which the Adviser or its affiliates might otherwise have paid, it would tend to reduce their expenses.

         Except with respect to North Carolina Municipal Bond, the transactions in which the Funds engage do not involve the payment of brokerage commissions and are executed with dealers other than Lieber. For the fiscal year ended August 31, 1996, the fiscal period ended August 31, 1995 and the fiscal year ended December 31, 1994, North Carolina Municipal Bond paid $0, $ 0 and $ 1,250, respectively, in commissions on brokerage transactions.


                           ADDITIONAL TAX INFORMATION
                       (See also "Taxes" in the Prospectus)

         Each Fund has qualified and intends to continue to qualify for and elect the tax treatment applicable to regulated investment companies ("RIC") under Subchapter M of the Internal Revenue Code of 1986, as amended (the
"Code"). (Such qualification does not involve supervision of management or investment practices or policies by the Internal Revenue Service.) In order to qualify as a regulated investment company, a Fund must, among other things, (a) derive at least 90% of its gross income from dividends, interest, payments with respect to proceeds from securities loans, gains from the sale or other disposition of securities or foreign currencies and other income (including gains from options, futures or forward contracts) derived with respect to its business of investing in such securities; (b) derive less than 30% of its gross income from the sale or other disposition of securities, options, futures or forward contracts (other than those on foreign currencies), or foreign currencies (or options, futures or forward contracts thereon) that are not directly related to the RIC's principal business of investing in securities (or options and futures with respect thereto) held for less than three months; and
(c) diversify its holdings so that, at the end of each quarter of its taxable year, (i) at least 50% of the market value of the Fund's total assets is represented by cash, U.S. government securities and other securities limited in respect of any one issuer, to an amount not greater than 5% of the Fund's total assets and 10% of the outstanding voting securities of such issuer, and (ii) not more than 25% of the value of its total assets is invested in the securities of any one issuer (other than U.S. government securities and securities of other regulated investment companies). By so qualifying, a Fund is not subject to

Federal income tax if it timely distributes its investment company taxable income and any net realized capital gains. A 4% nondeductible excise tax will be imposed on a Fund to the extent it does not meet certain distribution requirements by the end of each calendar year. Each Fund anticipates meeting such distribution requirements.

         Dividends paid by a Fund from investment company taxable income generally will be taxed to the shareholders as ordinary income. Investment company taxable income includes net investment income and net realized short-term gains (if any). Any dividends received by a Fund from domestic corporations will constitute a portion of the Fund's gross investment income. It is anticipated that this portion of the dividends paid by a Fund (other than distributions of securities profits) will qualify for the 70% dividends-received deduction for corporations. Shareholders will be informed of the amounts of dividends which so qualify.

         Distributions of the excess of net long-term capital gain over net short-term capital loss are taxable to shareholders (who are not exempt from tax) as long-term capital gain, regardless of the length of time the shares of a Fund have been held by such shareholders. Short-term capital gains distributions are taxable to shareholders who are not exempt from tax as ordinary income. Such distributions are not eligible for the dividends-received deduction. Any loss recognized upon the sale of shares of a Fund held by a shareholder for six months or less will be treated as a long-term capital loss to the extent that the shareholder received a long-term capital gain distribution with respect to such shares.

         Distributions of investment company taxable income and any net short-term capital gains will be taxable as ordinary income as described above to shareholders (who are not exempt from tax), whether made in shares or in cash. Shareholders electing to receive distributions in the form of additional shares will have a cost basis for Federal income tax purposes in each share so received equal to the net asset value of a share of a Fund on the reinvestment date.

         Distributions by each Fund result in a reduction in the net asset value of the Fund's shares. Should a distribution reduce the net asset value below a shareholder's cost basis, such distribution nevertheless would be taxable as ordinary income or capital gain as described above to shareholders (who are not exempt from tax), even though, from an investment standpoint, it may constitute a return of capital. In particular, investors should be careful to consider the tax implications of buying shares just prior to a distribution. The price of shares purchased at that time includes the amount of the forthcoming distribution. Those purchasing just prior to a distribution will then receive what is in effect a return of capital upon the distribution which will nevertheless be taxable to shareholders subject to taxes.

         Upon a sale or exchange of its shares, a shareholder will realize a taxable gain or loss depending on its basis in the shares. Such gains or losses will be treated as a capital gain or loss if the shares are capital assets in the investor's hands and will be a long-term capital gain or loss if the shares have been held for more than one year. Generally, any loss realized on a sale or exchange will be disallowed to the extent shares disposed of are replaced within a period of sixty-one days beginning thirty days before and ending thirty days after the shares are disposed of. Any loss realized by a shareholder on the sale of shares of the Fund held by the shareholder for six months or less will be disallowed to the extent of any exempt interest dividends received by the shareholder with respect to such shares, and will be treated for tax purposes as a long-term capital loss to the extent of any distributions of net capital gains received by the shareholder with respect to such shares.

         All distributions, whether received in shares or cash, must be reported by each shareholder on his or her Federal income tax return. Each shareholder should consult his or her own tax adviser to determine the state and local tax implications of Fund distributions.

     Shareholders who fail to furnish their taxpayer identification numbers to a Fund and to certify as to its correctness and certain other shareholders may be subject to a 31% Federal income tax backup withholding requirement on dividends, distributions of capital gains and redemption proceeds paid to them by the Fund. If the withholding provisions are applicable, any such dividends or capital gain distributions to these shareholders, whether taken in cash or reinvested in additional shares, and any redemption proceeds will be reduced by the amounts required to be withheld. Investors may wish to consult their own tax advisers about the applicability of the backup withholding provisions.

     The foregoing discussion relates solely to U.S. Federal income tax law as applicable to U.S. persons (i.e., U.S. citizens and residents and U.S. domestic corporations, partnerships, trusts and estates). It does not reflect the special tax consequences to certain taxpayers (e.g., banks, insurance companies, tax exempt organizations and foreign persons). Shareholders are encouraged to consult their own tax advisers regarding specific questions relating to Federal, state and local tax consequences of investing in shares of a Fund. Each shareholder who is not a U.S. person should consult his or her tax adviser regarding the U.S. and foreign tax consequences of ownership of shares of a Fund, including the possibility that such a shareholder may be subject to a U.S. withholding tax at a rate of 31% (or at a lower rate under a tax treaty) on amounts treated as income from U.S. sources under the Code.


Special Tax Considerations

         To the extent that the Fund distributes exempt interest dividends to a shareholder, interest on indebtedness incurred or continued by such shareholder to purchase or carry shares of the Fund is not deductible. Furthermore, entities or persons who are "substantial users" (or related persons) of facilities financed by "private activity" bonds (some of which were formerly referred to as "industrial development" bonds) should consult their tax advisers before purchasing shares of the Fund. "Substantial user" is defined generally as including a "non-exempt person" who regularly uses in its trade or business a part of a facility financed from the proceeds of industrial development bonds.

         The percentage of the total dividends paid by a Fund with respect to any taxable year that qualifies as exempt interest dividends will be the same for all shareholders of the Fund receiving dividends with respect to such year. If a shareholder receives an exempt interest dividend with respect to any share and such share has been held for six months or less, any loss on the sale or exchange of such share will be disallowed to the extent of the exempt interest dividend amount.


                                      NET ASSET VALUE

         The following information supplements that set forth in each Fund's Prospectus under the subheading "How to Buy Shares - How the Funds Value Their Shares" in the Section entitled "Purchase and Redemption of Shares".

         The public offering price of shares of a Fund is its net asset value, plus, in the case of Class A shares, a sales charge which will vary depending on the purchase alternative chosen by the investor, as more fully described in the Prospectus. See "Purchase of Shares - Class A Shares - Front-End Sales Charge Alternative. " On each Fund business day on which a purchase or redemption order is received by a Fund and trading in the types of securities in which a Fund invests might materially affect the value of Fund shares, the per share net asset value of each such Fund is computed in accordance with the Declaration of Trust and By-Laws governing each Fund as of the next close of regular trading on the New York Stock Exchange (the "Exchange") (currently 4:00 p.m. Eastern time) by dividing the value of the Fund's total assets, less its liabilities, by the total number of its shares then outstanding. A Fund business day is any weekday, exclusive of national holidays on which the Exchange is closed and Good Friday. For each Fund, securities for which the primary market is on a domestic or foreign exchange and over-the-counter securities admitted to trading on the NASDAQ National List are valued at the last quoted sale or, if no sale, at the mean of closing bid and asked price and portfolio bonds are presently valued by a recognized pricing service when such prices are believed to reflect the fair value of the security. Over-the-counter securities not included in the NASDAQ National List for which market quotations are readily available are valued at a price quoted by one or more brokers. If accurate quotations are not available, securities will be valued at fair value determined in good faith by the Board of Trustees.

         The respective per share net asset values of the Class A, Class B and Class Y shares are expected to be substantially the same. Under certain circumstances, however, the per share net asset values of the Class B shares may be lower than the per share net asset value of the Class A shares (and, in turn, that of Class A shares may be lower than Class Y shares) as a result of the greater daily expense accruals, relative to Class A and Class Y shares, of Class B shares relating to distribution services fees (and, with respect to Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, Florida High Income and High Grade, shareholder service fee) and, to the extent applicable, transfer agency fees and the fact that Class Y shares bear no additional distribution, shareholder service or transfer agency related fees. While it is expected that, in the event each Class of shares of a Fund realizes net investment income or does not realize a net operating loss for a period, the per share net asset values of the three classes will tend to converge immediately after the payment of dividends, which dividends will differ by approximately the amount of the expense accrual differential among the Classes, there is no assurance that this will be the case. In the event one or more Classes of a Fund experiences a net operating loss for any fiscal period, the net asset value per share of such Class or Classes will remain lower than that of Classes that incurred lower expenses for the period.


                                 PURCHASE OF SHARES

         The following information supplements that set forth in each Prospectus under the heading "Purchase and Redemption of Shares - How To Buy Shares".

General

         Shares of each Fund will be offered on a continuous basis at a price equal to their net asset value plus an initial sales charge at the time of purchase (the "front-end sales charge alternative"), or with a contingent deferred sales charge (the deferred sales charge alternative"), as described below. Class Y shares which, as described below, are not offered to the general public, are offered without any front-end or contingent sales charges. Shares of each Fund are offered on a continuous basis through (i) investment dealers that are members of the National Association of Securities Dealers, Inc. and have entered into selected dealer agreements with the Distributor ("selected dealers"), (ii) depository institutions and other financial intermediaries or their affiliates, that have entered into selected agent agreements with the Distributor ("selected agents"), or (iii) the Distributor. The minimum for initial investments is $1,000; there is no minimum for subsequent investments. The subscriber may use the Share Purchase Application available from the Distributor for his or her initial investment. Sales personnel of selected dealers and agents distributing a Fund's shares may receive differing compensation for selling Class A or Class B shares.

         Investors may purchase shares of a Fund in the United States either through selected dealers or agents or directly through the Distributor. A Fund reserves the right to suspend the sale of its shares to the public in response to conditions in the securities markets or for other reasons.

         Each Fund will accept unconditional orders for its shares to be executed at the public offering price equal to the net asset value next determined (plus for Class A shares, the applicable sales charges), as described below. Orders received by the Distributor prior to the close of regular trading on the Exchange on each day the Exchange is open for trading are priced at the net asset value computed as of the close of regular trading on the Exchange on that day (plus for Class A shares the sales charges). In the case of orders for purchase of shares placed through selected dealers or agents, the applicable public offering price will be the net asset value as so determined, but only if the selected dealer or agent receives the order prior to the close of regular trading on the Exchange and transmits it to the Distributor prior to its close of business that same day (normally 5:00 p.m. Eastern time). The selected dealer or agent is responsible for transmitting such orders by 5:00 p.m. If the selected dealer or agent fails to do so, the investor's right to that day's closing price must be settled between the investor and the selected dealer or agent. If the selected dealer or agent receives the order after the close of regular trading on the Exchange, the price will be based on the net asset value determined as of the close of regular trading on the Exchange on the next day it is open for trading.

         Following the initial purchase of shares of a Fund, a shareholder may place orders to purchase additional shares by telephone if the shareholder has completed the appropriate portion of the Share Purchase Application. Payment for shares purchased by telephone can be made only by Electronic Funds Transfer from a bank account maintained by the shareholder at a bank that is a member of the National Automated Clearing House Association ("ACH"). If a shareholder's telephone purchase request is received before 3:00 p.m. New York time on a Fund business day, the order to purchase shares is automatically placed the same Fund business day for non-money market funds, and two days following the day the order is received for money market funds, and the applicable public offering price will be the public offering price determined as of the close of business on such business day. Full and fractional shares are credited to a subscriber's account in the amount of his or her subscription. As a convenience to the subscriber, and to avoid unnecessary expense to a Fund, stock certificates representing shares of a Fund are not issued for any class of shares of any Fund. This facilitates later redemption and relieves the shareholder of the responsibility for and inconvenience of lost or stolen certificates.


Alternative Purchase Arrangements

         Each Fund issues three classes of shares: (i) Class A shares, which are sold to investors choosing the front-end sales charge alternative; (ii) Class B shares, which are sold to investors choosing the deferred sales charge alternative; and (iii) Class Y shares, which are offered only to (a) persons who at or prior to December 30, 1994 owned shares in a mutual fund advised by Evergreen Asset, (b) certain investment advisory clients of the Advisers and their affiliates, and (c) institutional investors. The three classes of shares each represent an interest in the same portfolio of investments of the Fund, have the same rights and are identical in all respects, except that (I) only Class A and Class B shares are subject to a Rule 12b-1 distribution fee, (II) Class B shares of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax- Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade are subject to a shareholder service fee,
(III) Class A shares bear the expense of the front-end sales charge and Class B shares bear the expense of the deferred sales charge, (IV) Class B shares bear the expense of a higher Rule 12b-1 distribution services fee and shareholder service fee than Class A shares and higher transfer agency costs, (V) with the exception of Class Y shares, each Class of each Fund has exclusive voting rights with respect to provisions of the Rule 12b-1 Plan pursuant to which its distribution services (and, to the extent applicable, shareholder service) fee is paid which relates to a specific Class and other matters for which separate Class voting is appropriate under applicable law, provided that, if the Fund submits to a simultaneous vote of Class A and Class B shareholders an amendment to the Rule 12b-1 Plan that would materially increase the amount to be paid thereunder with respect to the Class A shares, the Class A shareholders and the Class B shareholders will vote separately by Class, and (VI) only the Class B shares are subject to a conversion feature. Each Class has different exchange privileges and certain different shareholder service options available.

         The alternative purchase arrangements permit an investor to choose the method of purchasing shares that is most beneficial given the amount of the purchase, the length of time the investor expects to hold the shares, and other circumstances. Investors should consider whether, during the anticipated life of their investment in the Fund, the accumulated distribution services (and, to the extent applicable, shareholder service) fee and contingent deferred sales charges on Class B shares prior to conversion would be less than the front-end sales charge and accumulated distribution services fee on Class A shares purchased at the same time, and to what extent such differential would be offset by the higher return of Class A shares. Class B shares will normally not be suitable for the investor who qualifies to purchase Class A shares at the lowest applicable sales charge. For this reason, the Distributor will reject any order (except orders for Class B shares from certain retirement plans) for more than $2,500,000 for Class B shares.

         Class A shares are subject to a lower distribution services fee and no shareholder service fee and, accordingly, pay correspondingly higher dividends per share than Class B shares. However, because front-end sales charges are deducted at the time of purchase, investors purchasing Class A shares would not have all their funds invested initially and, therefore, would initially own fewer shares. Investors not qualifying for reduced front-end sales charges who expect to maintain their investment for an extended period of time might consider purchasing Class A shares because the accumulated continuing distribution (and, to the extent applicable, shareholder service) charges on Class B shares may exceed the front-end sales charge on Class A shares during the life of the investment. Again, however, such investors must weigh this consideration against the fact that, because of such front-end sales charges, not all their funds will be invested initially.

         Other investors might determine, however, that it would be more advantageous to purchase Class B shares in order to have all their funds invested initially, although remaining subject to higher continuing distribution services (and, to the extent applicable, shareholder service) fees and being subject to a contingent deferred sales charge for a seven-year period. For example, based on current fees and expenses, an investor subject to the 4.75% front-end sales charge imposed by the Evergreen Equity and Long-Term Bond Funds, (i.e., Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, Florida High Income and High Grade)or the 3.25% front end sales charge imposed by the Evergreen Intermediate and Short-Term Bond Funds (i.e., Short-Intermediate and Short-Intermediate-CA) would have to hold his or her investment approximately seven years for the Class B distribution services (and, to the extent applicable, shareholders service) fees to exceed the front-end sales charge plus the accumulated distribution services fee of Class A shares. In this example, an investor intending to maintain his or her investment for a longer period might consider purchasing Class A shares. This example does not take into account the time value of money, which further reduces the impact of the Class B distribution services (and, to the extent applicable, shareholder service) fees on the investment, fluctuations in net asset value or the effect of different performance assumptions.

         With respect to each Fund, the Trustees have determined that currently no conflict of interest exists between or among the Class A, Class B and Class Y shares. On an ongoing basis, the Trustees, pursuant to their fiduciary duties under the 1940 Act and state laws, will seek to ensure that no such conflict arises.

Front-end Sales Charge Alternative--Class A Shares

         The public offering price of Class A shares for purchasers choosing the front-end sales charge alternative is the net asset value plus a sales charge as set forth in the Prospectus for each Fund.

         Shares issued pursuant to the automatic reinvestment of income dividends or capital gains distributions are not subject to any sales charges. The Fund receives the entire net asset value of its Class A shares sold to investors. The Distributor's commission is the sales charge set forth in the Prospectus for each Fund, less any applicable discount or commission "reallowed" to selected dealers and agents. The Distributor will reallow discounts to selected dealers and agents in the amounts indicated in the table in the

Prospectus. In this regard, the Distributor may elect to reallow the entire sales charge to selected dealers and agents for all sales with respect to which orders are placed with the Distributor.

         Set forth below is an example of the method of  computing  the offering price of the Class A shares of each Fund. The example assumes a purchase of Class A shares of a Fund aggregating less than $100,000 subject to the schedule of sales charges set forth in the Prospectus at a price based upon the net asset value of Class A shares of each Fund at the end of each Fund's latest fiscal year.
                 Net     Per Share                 Offering
                Asset   Sales                     Price
                Value   Charge         Date       Per Share

Florida
Municipal
Bond             $ 9.70    $.48         8/31/96    $10.18

Georgia
Municipal
Bond             $ 9.57    $.48         8/31/96    $10.05

New Jersey       $10.75    $.54        8/31/96    $ 11.29
Tax-Free

North Carolina
Municipal Bond   $ 9.98    $.50         8/31/96    $10.48

South Carolina
Municipal Bond   $ 9.69    $.48         8/31/96    $10.17

Virginia
Municipal
Bond             $ 9.68    $.48         8/31/96    $10.16

Florida
High Income      $10.42    $.52         8/31/96    $10.94

High Grade       $10.72    $.53         8/31/96    $11.25


Short-
Intermediate     $10.08    $.34         8/31/96    $10.42

Short-
Intermediate-
CA               $ 9.98    $.34         8/31/96    $10.32


         Prior to January 3, 1995, shares of Short-Intermediate and Short-Intermediate-CA were offered exclusively on a no-load basis and, accordingly, no underwriting commissions were paid in respect of sales of shares of the Funds or retained by the Distributor. In addition, since Class B shares were not offered prior to January 3, 1995, contingent deferred sales charges have been paid to the Distributor with respect to Class B shares only since January

3, 1995.

         With respect to Florida Municipal Bond, Georgia Municipal Bond, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade for the periods indicated, the following commissions were paid to and amounts were retained by Federated Securities Corp. through July 6, 1995, which until such date was the principal underwriter of the portfolios of Evergreen Investment Trust. For the period from July 7, 1995 through August 31, 1995, and the fiscal year ended August 31, 1996, commissions were paid to and amounts were retained by the current Distributor as noted below :

                          Fiscal Year    Period From   Period From   Year Ended
                          Ended 8/31/96  7/7/95-8/31/95  1/1/95-7/6/95 12/31/94

FLORIDA MUNICIPAL BOND
  Commissions Received      $49,589      $ 23,324        $ 64,431      $ 2,000
  Commissions Retained        5,996         2,747           1,554         ___

GEORGIA MUNICIPAL BOND
  Commissions Received      $7,300       $ 9,947         $ 46,263      $103,000
  Commissions Retained         875         1,747            2,473         6,000

VIRGINIA MUNICIPAL BOND
  Commissions Received      $20,400      $ 4,340         $ 41,373      $ 62,000
  Commissions Retained        2,033          533            1,787         6,000

HIGH GRADE
  Commissions Received      $73,014.20   $ 5,767         $ 29,154      $ 82,000
  Commissions Retained        9,050.09       712            1,515         5,000


NORTH CAROLINA MUNICIPAL
BOND
  Commissions Received      $16,557      $ 5,238         $117,937      $210,000
  Commissions Retained        2,228          637            7,206         3,000


                         Fiscal Year   Period From    Period From   Period From
                         Ended 8/31/96 7/7/95-8/31-95 1/1/95-7/6/95 1/3/94-
                                                                    12/31/94

SOUTH CAROLINA MUNICIPAL
BOND
 Commissions Received       $1,447     $ 853           $ 34,388        $34,000
 Commissions Retained          154        98              3,497          5,000

         With respect to New Jersey Tax-Free, the following commissions were paid to and amounts were retained by FFB Funds Distributor, Inc. through January 19, 1996, which until such date was the principal underwriter of portfolios of Evergreen Tax Free Trust (formerly FFB Funds Trust). For the period from January 20, 1996, through August 31, 1996, commissions were paid to and amounts were retained by the current Distributor as noted below:

                                    Period From               Period From
                                    3/1/96-8/31/96            1/20/96-2/29/96

New Jersey Tax-Free
 Commissions Received                $25,644                  $ 5,982
 Commissions Retained                $ 2,316                  $   650

         With respect to Florida High Income, for the period from June 30, 1995 (commencement of offering of Class A shares) through August 31, 1995, and the fiscal year ended August 31, 1996, commissions were paid to and amounts were retained by the current Distributor as noted below:

                                    Fiscal Year               Period From
                                    Ended 8/31/96             6/30/95-8/31/95

FLORIDA HIGH INCOME
 Commissions Received               $276,615                  $196,614
 Commissions Retained               $ 29,467                  $ 24,672

         With respect to Short-Intermediate and Short-Intermediate-CA, for the period from January 3, 1995 (commencement of offering of Class A shares) through August 31, 1995, and the fiscal year ended August 31, 1996, commissions were paid to and amounts were retained by the current Distributor as noted below:

                                    Fiscal Year               Period From
                                    Ended 8/31/96             1/5/95-8/31/95

SHORT-INTERMEDIATE
 Commissions Received               $33,816                   $ 37,130
 Commissions Retained                 4,326                      4,445


SHORT-INTERMEDIATE-CA
 Commissions Received               $ 0                       $ 0
 Commissions Retained               $ 0                       $ 0


         Investors  choosing the front-end  sales charge  alternative  may under certain circumstances be entitled to pay reduced sales charges. The circumstances under which such investors may pay reduced sales charges are described below.

         Combined Purchase Privilege. Certain persons may qualify for the sales charge reductions by combining purchases of shares of one or more Evergreen mutual fund other than money market funds into a single "purchase", if the resulting "purchase" totals at least $100,000. The term "purchase" refers to:
(i) a single purchase by an individual, or to concurrent purchases, which in the aggregate are at least equal to the prescribed amounts, by an individual, his or her spouse and their children under the age of 21 years purchasing shares for his, her or their own account(s); (ii) a single purchase by a trustee or other fiduciary purchasing shares for a single trust, estate or single fiduciary account although more than one beneficiary is involved; or (iii) a single purchase for the employee benefit plans of a single employer. The term "purchase" also includes purchases by any "company", as the term is defined in the 1940 Act, but does not include purchases by any such company which has not been in existence for at least six months or which has no purpose other than the purchase of shares of a Fund or shares of other registered investment companies at a discount. The term "purchase" does not include purchases by any group of individuals whose sole organizational nexus is that the participants therein are credit card holders of a company, policy holders of an insurance company, customers of either a bank or broker-dealer or clients of an investment adviser. A "purchase" may also include shares, purchased at the same time through a single selected dealer or agent, of any Evergreen mutual fund. Currently, the Evergreen mutual funds include:



   Evergreen Trust
        Evergreen Fund
        Evergreen Aggressive Growth Fund
   Evergreen Equity Trust:
        Evergreen Global Real Estate Equity Fund
        Evergreen U.S. Real Estate Equity Fund
        Evergreen Global Leaders Fund
   The Evergreen Limited Market Fund, Inc.
   Evergreen Growth and Income Fund
   The Evergreen Total Return Fund
   The Evergreen American Retirement Trust:
        Evergreen American Retirement Fund
        Evergreen Small Cap Equity Income Fund
   Evergreen Foundation Trust:
        Evergreen Foundation Fund
        Evergreen Tax Strategic Foundation Fund
   The Evergreen Municipal Trust:
        Evergreen Short-Intermediate Municipal Fund
        Evergreen Short-Intermediate Municipal Fund-CA
        Evergreen Florida High Income Municipal Bond Fund
        Evergreen Tax Exempt Money Market Fund
        Evergreen Institutional Tax Exempt Money Market Fund
   Evergreen Money Market Trust
        Evergreen Money Market Fund
        Evergreen Institutional Money Market Fund
        Evergreen Institutional Treasury Money Market Fund
   Evergreen Investment  Trust Evergreen  Emerging Markets Growth Fund Evergreen
        International Equity Fund Evergreen Balanced Fund Evergreen Value Fund Evergreen Utility Fund Evergreen Short-Intermediate Bond Fund Evergreen U.S. Government Fund Evergreen Florida Municipal Bond Fund Evergreen Georgia Municipal Bond Fund Evergreen North Carolina Municipal Bond Fund
        Evergreen  South  Carolina   Municipal  Bond  Fund  Evergreen   Virginia
        Municipal Bond Fund Evergreen High Grade Tax Free Fund Evergreen Treasury Money Market Fund
   The Evergreen Lexicon Fund:
        Evergreen Intermediate-Term Government Securities Fund

        Evergreen Intermediate-Term Bond Fund
   Evergreen Tax Free Trust:
        Evergreen Pennsylvania Tax Free Money Market Fund
        Evergreen New Jersey Tax-Free Income Fund
   Evergreen Variable Trust:
        Evergreen VA Fund
        Evergreen VA Growth and Income Fund
        Evergreen VA Foundation Fund


         Prospectuses for the Evergreen mutual funds may be obtained without charge by contacting the Distributor or the Advisers at the telephone number shown on the front cover of this Statement of Additional Information.

     Cumulative  Quantity  Discount  (Right  of  Accumulation).   An  investor's
purchase of additional Class A shares of a Fund may qualify for a Cumulative Quantity Discount. The applicable sales charge will be based on the total of:

                  (i)  the investor's current purchase;

                  (ii) the net asset value (at the close of business on the previous day) of (a) all Class A and Class B shares of the Fund held by the investor and (b) all such shares of any other Evergreen mutual fund held by the investor; and

                  (iii) the net asset value of all shares described in paragraph (ii) owned by another shareholder eligible to combine his or her purchase with that of the investor into a single "purchase" (see above).

         For example, if an investor owned Class A or B shares of an Evergreen mutual fund worth $200,000 at their then current net asset value and subsequently purchased Class A shares worth an additional $100,000, the sales charge for the $100,000 purchase, in the case of any Evergreen Intermediate or Short-Term Bond Fund (i.e., Short-Intermediate and Short-Intermediate-CA), would be at the 2.00% rate applicable to a single $300,000 purchase rather than the 2.50% rate, or in the case of any Evergreen Equity or Long-term Bond Fund (i.e., Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, Florida High Income and High Grade) at the 2.50% rate applicable to a single $300,000 purchase rather than the 3.75% rate.

         To qualify for the Combined Purchase Privilege or to obtain the Cumulative Quantity Discount on a purchase through a selected dealer or agent, the investor or selected dealer or agent must provide the Distributor with sufficient information to verify that each purchase qualifies for the privilege or discount.

         Statement of Intention. Class A investors may also obtain the reduced sales charges shown in the Prospectus by means of a written Statement of Intention, which expresses the investor's intention to invest not less than $100,000 within a period of 13 months in Class A shares (or Class A and Class B shares) of the Fund or any other Evergreen mutual fund. Each purchase of shares under a Statement of Intention will be made at the public offering price or prices applicable at the time of such purchase to a single transaction of the dollar amount indicated in the Statement of Intention. At the investor's option, a Statement of Intention may include purchases of Class A or B shares of the Fund or any other Evergreen mutual fund made not more than 90 days prior to the date that the investor signs a Statement of Intention; however, the 13-month period during which the Statement of Intention is in effect will begin on the date of the earliest purchase to be included.

         Investors qualifying for the Combined Purchase Privilege described above may purchase shares of the Evergreen mutual funds under a single Statement of Intention. For example, if at the time an investor signs a Statement of Intention to invest at least $100,000 in Class A shares of the Fund, the investor and the investor's spouse each purchase shares of the Fund worth $20,000 (for a total of $40,000), it will only be necessary to invest a total of $60,000 during the following 13 months in shares of the Fund or any other Evergreen mutual fund, to qualify for the 3.75% sales charge applicable to purchases  in an  Evergreen  Equity  or  Long-Term  Bond  Fund,  (i.e.,  Florida
Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, Florida High Income and High Grade) or 2.50% applicable to purchases in an Evergreen Intermediate or Short-Term Bond Fund (i.e., Short-Intermediate and Short-Intermediate-CA) on the total amount being invested (the sales charge applicable to an investment of $100,000).

         The Statement of Intention is not a binding obligation upon the investor to purchase the full amount indicated. The minimum initial investment under a Statement of Intention is 5% of such amount. Shares purchased with the first 5% of such amount will be held in escrow (while remaining registered in the name of the investor) to secure payment of the higher sales charge applicable to the shares actually purchased if the full amount indicated is not purchased, and such escrowed shares will be involuntarily redeemed to pay the additional sales charge, if necessary. Dividends on escrowed shares, whether paid in cash or reinvested in additional Fund shares, are not subject to escrow. When the full amount indicated has been purchased, the escrow will be released. To the extent that an investor purchases more than the dollar amount indicated on the Statement of Intention and qualifies for a further reduced sales charge, the sales charge will be adjusted for the entire amount purchased at the end of the 13-month period. The difference in sales charge will be used to purchase additional shares of the Fund subject to the rate of sales charge applicable to the actual amount of the aggregate purchases.

         Investors wishing to enter into a Statement of Intention in conjunction with their initial investment in Class A shares of the Fund should complete the appropriate portion of the Subscription Application found in the Prospectus while current Class A shareholders desiring to do so can obtain a form of Statement of Intention by contacting a Fund at the address or telephone number shown on the cover of this Statement of Additional Information.


         Investments Through Employee Benefit and Savings Plans. Certain qualified and non-qualified benefit and savings plans may make shares of the Evergreen mutual funds available to their participants. Investments made by such employee benefit plans may be exempt from any applicable front-end sales charges if they meet the criteria set forth in the Prospectus under "Class A Shares-Front End Sales Charge Alternative". The Advisers may provide compensation to organizations providing administrative and record keeping services to plans which make shares of the Evergreen mutual funds available to their participants.

         Reinstatement Privilege. A Class A shareholder who has caused any or all of his or her shares of the Fund to be redeemed or repurchased may reinvest all or any portion of the redemption or repurchase proceeds in Class A shares of the Fund at net asset value without any sales charge, provided that such reinvestment is made within 30 calendar days after the redemption or repurchase date. Shares are sold to a reinvesting shareholder at the net asset value next determined as described above. A reinstatement pursuant to this privilege will not cancel the redemption or repurchase transaction; therefore, any gain or loss so realized will be recognized for Federal tax purposes except that no loss will be recognized to the extent that the proceeds are reinvested in shares of the Fund. The reinstatement privilege may be used by the shareholder only once, irrespective of the number of shares redeemed or repurchased, except that the privilege may be used without limit in connection with transactions whose sole purpose is to transfer a shareholder's interest in the Fund to his or her individual retirement account or other qualified retirement plan account. Investors may exercise the reinstatement privilege by written request sent to the Fund at the address shown on the cover of this Statement of Additional Information.

         Sales at Net Asset Value. In addition to the categories of investors set forth in the Prospectus, each Fund may sell its Class A shares at net asset value, i.e., without any sales charge, to: (i) certain investment advisory clients of the Advisers or their affiliates; (ii) officers and present or former Trustees of the Trusts; present or former trustees of other investment companies managed by the Advisers; officers, directors and present or retired full-time employees of the Adviser, the Distributor, and their affiliates; officers, directors and present and full-time employees of selected dealers or agents; or the spouse, sibling, direct ancestor or direct descendant (collectively "relatives") of any such person; or any trust, individual retirement account or retirement plan account for the benefit of any such person or relative; or the estate of any such person or relative, if such shares are purchased for investment purposes (such shares may not be resold except to the Fund); (iii) certain employee benefit plans for employees of the Adviser, the Distributor. and their affiliates; (iv) persons participating in a fee-based program, sponsored and maintained by a registered broker-dealer and approved by the Distributor, pursuant to which such persons pay an asset-based fee to such broker-dealer, or its affiliate or agent, for service in the nature of investment advisory or administrative services. These provisions are intended to provide additional job-related incentives to persons who serve the Funds or work for companies associated with the Funds and selected dealers and agents of the Funds. Since these persons are in a position to have a basic understanding of the nature of an investment company as well as a general familiarity with the Fund, sales to these persons, as compared to sales in the normal channels of distribution, require substantially less sales effort. Similarly, these provisions extend the privilege of purchasing shares at net asset value to certain classes of institutional investors who, because of their investment sophistication, can be expected to require significantly less than normal sales effort on the part of the Funds and the Distributor.


Deferred Sales Charge Alternative--Class B Shares

         Investors choosing the deferred sales charge alternative purchase Class B shares at the public offering price equal to the net asset value per share of the Class B shares on the date of purchase without the imposition of a sales charge at the time of purchase. The Class B shares are sold without a front-end sales charge so that the full amount of the investor's purchase payment is invested in the Fund initially.

         Proceeds from the contingent deferred sales charge are paid to the Distributor and are used by the Distributor to defray the expenses of the Distributor related to providing distribution-related services to the Fund in connection with the sale of the Class B shares, such as the payment of compensation to selected dealers and agents for selling Class B shares. The combination of the contingent deferred sales charge and the distribution services fee (and, with respect to Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade, the shareholder service fee) enables the Fund to sell the Class B shares without a sales charge being deducted at the time of purchase. The higher distribution services fee (and, with respect to Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade, the shareholder service fee) incurred by Class B shares will cause such shares to have a higher expense ratio and to pay lower dividends than those related to Class A shares.

         Contingent Deferred Sales Charge. Class B shares which are redeemed within seven years of purchase will be subject to a contingent deferred sales charge at the rates set forth in the Prospectus charged as a percentage of the dollar amount subject thereto. The charge will be assessed on an amount equal to the lesser of the cost of the shares being redeemed or their net asset value at the time of redemption. Accordingly, no sales charge will be imposed on increases in net asset value above the initial purchase price. In addition, no contingent deferred sales charge will be assessed on shares derived from reinvestment of dividends or capital gains distributions. The amount of the contingent deferred sales charge, if any, will vary depending on the number of years from the time of payment for the purchase of Class B shares until the time of redemption of such shares.

         In determining the contingent deferred sales charge applicable to a redemption, it will be assumed that the redemption is first of any Class A shares in the shareholder's Fund account, second of Class B shares held for over seven years or Class B shares acquired pursuant to reinvestment of dividends or distributions and third of Class B shares held longest during the seven-year period.

         To illustrate, assume that an investor purchased 100 Class B shares at $10 per share (at a cost of $1,000) and in the second year after purchase, the net asset value per share is $12 and, during such time, the investor has acquired 10 additional Class B shares upon dividend reinvestment. If at such time the investor makes his or her first redemption of 50 Class B shares, 10 Class B shares will not be subject to charge because of dividend reinvestment. With respect to the remaining 40 Class B shares, the charge is applied only to the original cost of $10 per share and not to the increase in net asset value of $2 per share. Therefore, of the $600 of the shares redeemed $400 of the redemption proceeds (40 shares x $10 original purchase price) will be charged at a rate of 4.0% (the applicable rate in the second year after purchase for a contingent deferred sales charge of $16).

         The contingent deferred sales charge is waived on redemptions of shares
(i) following the death or disability, as defined in the Code, of a shareholder, or (ii) to the extent that the redemption represents a minimum required distribution from an individual retirement account or other retirement plan to a shareholder who has attained the age of 70-1/2.

         Conversion Feature. At the end of the period ending seven years after the end of the calendar month in which the shareholder's purchase order was accepted, Class B shares will automatically convert to Class A shares and will no longer be subject to a higher distribution services fee and the applicable shareholder service fee imposed on Class B shares. Such conversion will be on the basis of the relative net asset values of the two classes, without the imposition of any sales load, fee or other charge. The purpose of the conversion feature is to reduce the distribution services fee paid by holders of Class B shares that have been outstanding long enough for the Distributor to have been compensated for the expenses associated with the sale of such shares.

         For purposes of conversion to Class A, Class B shares purchased through the reinvestment of dividends and distributions paid in respect of Class B shares in a shareholder's account will be considered to be held in a separate sub-account. Each time any Class B shares in the shareholder's account (other than those in the sub-account) convert to Class A, an equal pro-rata portion of the Class B shares in the sub-account will also convert to Class A.

     The conversion of Class B shares to Class A shares is subject to the continuing availability of an opinion of counsel to the effect that (i) the assessment of the higher distribution services fee (and, with respect to Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade, shareholder service fee) and transfer agency costs with respect to Class B shares does not result in the dividends or distributions payable with respect to other Classes of a Fund's shares being deemed "preferential dividends" under the Code, and (ii) the conversion of Class B shares to Class A shares does not constitute a taxable event under Federal income tax law. The conversion of Class B shares to Class A shares may be suspended if such an opinion is no longer available at the time such conversion is to occur. In that event, no further conversions of Class B shares would occur, and shares might continue to be subject to the higher distribution services fee (and, with respect to Florida Municipal Bond Fund, Georgia Municipal Bond Fund, New Jersey Tax-Free, North Carolina Municipal Bond Fund, South Carolina Municipal Bond Fund, Virginia Municipal Bond Fund and High Grade, the shareholder services fee) for an indefinite period which may extend beyond the period ending seven years after the end of the calendar month in which the shareholder's purchase order was accepted.

Class Y Shares

         Class Y shares are not offered to the general public and are available only to (i) persons who at or prior to December 30, 1994 owned shares in a mutual fund advised by Evergreen Asset, (ii) certain investment advisory clients of the Advisers and their affiliates, and (iii) institutional investors. Class Y shares do not bear any Rule 12b-1 distribution expenses and are not subject to any front-end or contingent deferred sales charges.


                     GENERAL INFORMATION ABOUT THE FUNDS

 (See also "Other Information - General Information" in each Fund's Prospectus)

Capitalization and Organization

         The   Evergreen   Florida  High  Income   Municipal   Bond,   Evergreen
Short-Intermediate Municipal Fund and Evergreen Short-Intermediate Municipal Fund-California are each separate series of The Evergreen Municipal Trust, a Massachusetts business trust. Florida High Income, which is a newly created series of The Evergreen Municipal Trust, acquired substantially all of the assets of ABT Florida High Income Municipal Bond Fund (the"ABT Fund") on June 30, 1995. The Evergreen Florida Municipal Bond Fund, Evergreen Georgia Municipal Bond Fund, Evergreen North Carolina Municipal Bond Fund, Evergreen South Carolina Municipal Bond Fund, Evergreen Virginia Municipal Bond Fund and Evergreen High Grade Tax Free Fund, are each separate series of Evergreen Investment Trust, a Massachusetts business trust. On July 7, 1995, First Union Funds changed its name to Evergreen Investment Trust. On December 14, 1992, The Salem Funds changed its name to First Union Funds. The New Jersey Tax-Free Income Fund is a separate series of Evergreen Tax Free Trust (formerly known as FFB Funds Trust, a Massachusetts Business Trust organized on December 4, 1985. The above-named Trusts are individually referred to in this Statement of Additional Information as the "Trust" and collectively as the "Trusts". Each Trust is governed by a board of trustees. Unless otherwise stated, references to the "Board of Trustees" or "Trustees" in this Statement of Additional Information refer to the Trustees of all the Trusts.

     Each Fund, other than New Jersey Tax-Free, may issue an unlimited number of shares of beneficial interest with a $0.0001 par value. New Jersey Tax-Free may issue an unlimited number of shares of beneficial interest with a $0.001 par value. All shares of these Funds have equal rights and privileges. Each share is entitled to one vote, to participate equally in dividends and distributions declared by the Funds and on liquidation to their proportionate share of the assets remaining after satisfaction of outstanding liabilities. Shares of these Funds are fully paid, nonassessable and fully transferable when issued and have no pre-emptive, conversion or exchange rights. Fractional shares have proportionally the same rights, including voting rights, as are provided for a full share.

         Under each Trust's Declaration of Trust, each Trustee will continue in office until the termination of the Trust or his or her earlier death, incapacity, resignation or removal. Shareholders can remove a Trustee upon a vote of two-thirds of the outstanding shares of beneficial interest of the Trust. Vacancies will be filled by a majority of the remaining Trustees, subject to the 1940 Act. As a result, normally no annual or regular meetings of shareholders will be held, unless otherwise required by the Declaration of Trust of each Trust or the 1940 Act.

         Shares have noncumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees if they choose to do so and in such event the holders of the remaining shares so voting will not be able to elect any Trustees.

         The Trustees of each Trust are authorized to reclassify and issue any unissued shares to any number of additional series without shareholder approval. Accordingly, in the future, for reasons such as the desire to establish one or more additional portfolios of a Trust with different investment objectives, policies or restrictions, additional series of shares may be created by one or more Trusts. Any issuance of shares of another series or class would be governed by the 1940 Act and the law of the Commonwealth of Massachusetts. If shares of another series of a Trust were issued in connection with the creation of additional investment portfolios, each share of the newly created portfolio would normally be entitled to one vote for all purposes. Generally, shares of all portfolios would vote as a single series on matters, such as the election of Trustees, that affected all portfolios in substantially the same manner. As to matters affecting each portfolio differently, such as approval of the Investment Advisory Agreement and changes in investment policy, shares of each portfolio would vote separately.

         In addition any Fund may, in the future, create additional classes of shares which represent an interest in that same investment portfolio. Except for the different distribution related and other specific costs borne by such additional classes, they will have the same voting and other rights described for the existing classes of each Fund.

         Procedures for calling a shareholders meeting for the removal of the Trustees of each Trust, similar to those set forth in Section 16(c) of the 1940 Act, will be available to shareholders of each Fund. The rights of the holders of shares of a series of a Fund may not be modified except by the vote of a majority of the outstanding shares of such series.

         An order has been received from the Securities and Exchange Commission permitting the issuance and sale of multiple classes of shares representing interests in each Fund. In the event a Fund were to issue additional Classes of shares other than those described herein, no further relief from the Securities and Exchange Commission would be required.

Distributor

         Evergreen Funds Distributor, Inc. (the "Distributor"), 230 Park Avenue, New York, New York 10169, serves as each Fund's principal underwriter, and as such may solicit orders from the public to purchase shares of any Fund. The Distributor is not obligated to sell any specific amount of shares and will purchase shares for resale only against orders for shares. Under the Agreement between each Fund and the Distributor, each Fund has agreed to indemnify the Distributor, in the absence of its willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations thereunder, against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended.


Counsel

         Sullivan & Worcester LLP, Washington, D.C., serves as counsel to the Funds.

Independent Auditors

     Price Waterhouse LLP has been selected to be the independent auditors of Florida High Income, Short-Intermediate and Short-Intermediate-CA.

     KPMG Peat Marwick LLP has been selected to be the independent auditors of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North

Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond, and High Grade.




                          PERFORMANCE INFORMATION

Total Return

         From time to time a Fund may advertise its "total return". Computed separately for each class, the Fund's "total return" is its average annual compounded total return for recent one, five, and ten-year periods (or the period since the Fund's inception). The Fund's total return for such a period is computed by finding, through the use of a formula prescribed by the Securities and Exchange Commission, the average annual compounded rate of return over the period that would equate an assumed initial amount invested to the value of such investment at the end of the period. For purposes of computing total return, income dividends and capital gains distributions paid on shares of the Fund are assumed to have been reinvested when paid and the maximum sales charge applicable to purchases of Fund shares is assumed to have been paid. The Fund will include performance data for Class A, Class B, and Class Y shares in any advertisement or information including performance data of the Fund.


         With respect to Short-Intermediate and Short-Intermediate-CA, the shares of each Fund outstanding prior to January 3, 1995 have been reclassified as Class Y shares. With respect to Florida High Income, the Fund is the successor of the ABT Fund and the information presented is with respect to the ABT Fund's Class A shares, the only outstanding class. The average annual compounded total return for each Class of shares offered by the Funds for the most recently completed one year fiscal periods and the period since each Fund's inception is set forth in the table below.


                                    1 Year Ended              From Inception**
                                    8/31/96                     to 8/31/96

FLORIDA MUNICIPAL
BOND

Class A                  5.15%                                         7.91%
Class B                              4.17%                             7.77%
Class Y                  5.22%                                         7.92%

GEORGIA MUNICIPAL
BOND

Class A                              6.22%                             3.65%
Class B                  5.44%                                         2.99%
Class Y                  6.48%                                         4.45%

NORTH CAROLINA
MUNICIPAL BOND

Class A                  5.21%                                         5.02%
Class B                  4.42%                                         4.37%
Class Y                  5.40%                                         4.01%


SHORT-INTERMEDIATE

Class A                   .01%                                         4.23%
Class B                             (2.51%)                            4.28%
Class Y                  3.34%                                         4.94%



SHORT-INTERMEDIATE-
CA

Class A                             -                         -
Class B                 -                                     -
Class Y                3.24%                                  4.23%

SOUTH CAROLINA
MUNICIPAL BOND

Class A                        6.23%                          4.03%
Class B               5.43%                                   3.33%
Class Y               6.49%                                   5.46%

VIRGINIA MUNICIPAL
BOND

Class A               5.12%                                   3.91%
Class B               4.34%                                   3.23%
Class Y               5.38%                                   4.79%

HIGH GRADE

Class A                .21%                                   5.86%
Class B               (.58%)                                  4.67%
Class Y               5.47%                                   4.51%

FLORIDA HIGH
INCOME

Class A                        6.42%                          7.78%
Class B               8.63%                                   7.56%
Class Y               6.68%                                   7.84%

NEW JERSEY TAX
FREE

Class A                        5.24%                          7.17%
Class B                        4.83%                          7.09%

Class Y                        5.25%                          7.17%


**                                                         INCEPTION DATE
Florida Municipal Bond           Class A                    May 11, 1988
                                 Class B and Y              July 1, 1995

Georgia Municipal Bond           Class A and B              June 1, 1993
                                 Class Y                    February 28, 1994

North Carolina Municipal         Class A and B              January 12, 1993
Bond                             Class Y                    February 28, 1994

Short-Intermediate               Class A and B              January 3, 1995
                                 Class Y                    November 18, 1991

Short-Intermediate-CA            Class Y                    October 16, 1988

South Carolina Municipal         Class A and B              January 3, 1994
Bond                             Class Y                    February 28, 1994

Virginia Municipal Bond          Class A and B              June 1, 1993
                                 Class Y                    February 28, 1994

High Grade                       Class A                    February 21, 1992
                                 Class B                    January 11, 1993
                                 Class Y                    February 28, 1994

Florida High Income              Class A                    June 17, 1992
                                 Class B                    July 10, 1995
                                 Class Y                    September 20, 1995

New Jersey Tax-Free              Class A                    July 16, 1991
                                 Class B                    January 30, 1996
                                 Class Y                    February 8, 1996


         The performance numbers for Short-Intermediate and Short-Intermediate-CA for the Class A, and Class B shares are hypothetical numbers based on the performance for Class Y shares as adjusted for any applicable front-end sales charge or contingent deferred sales charge. For Florida High Income the performance numbers for the Class B and Class Y shares are hypothetical numbers based upon the performance for the Class A shares as adjusted for any applicable contingent deferred sales charge.

         A Fund's total return is not fixed and will fluctuate in response to prevailing market conditions or as a function of the type and quality of the securities in a Fund's portfolio and its expenses. Total return information is useful in reviewing a Fund's performance but such information may not provide a basis for comparison with bank deposits or other investments which pay a fixed yield for a stated period of time. An investor's principal invested in a Fund is not fixed and will fluctuate in response to prevailing market conditions.


YIELD CALCULATIONS

         From time to time, a Fund may quote its yield in advertisements or in reports or other communications to shareholders. Yield quotations are expressed in annualized terms and may be quoted on a compounded basis. Yields are computed by dividing the Fund's interest income (as defined in the SEC yield formula) for a given 30-day or one month period, net of expenses, by the average number of shares entitled to receive distributions during the period, dividing this figure by the Fund's net asset value per share at the end of the period and annualizing the result (assuming compounding of income) in order to arrive at an annual percentage rate. The formula for calculating yield is as follows:

                           YIELD = 2[(a-b+1)6-1]
                                      cd

Where    a = Interest earned during the period
         b = Expenses accrued for the period (net of reimbursements) c = The average daily number of shares outstanding during the period that were entitled to receive dividends
         d = The maximum offering price per share on the last day of the period

         Income is calculated for purposes of yield quotations in accordance with standardized methods applicable to all stock and bond funds. Gains and losses generally are excluded from the calculation. Income calculated for purposes of determining a Fund's yield differs from income as determined for other accounting purposes. Because of the different accounting methods used, and because of the compounding assumed in yield calculations, the yields quoted for a Fund may differ from the rate of distributions a Fund paid over the same period, or the net investment income reported in a Fund's financial statements.

Tax Equivalent Yield

         The Funds invest principally in obligations the interest from which is exempt from Federal income tax other than the AMT. In addition, the securities in which state-specific Funds invest will also, to the extent practicable, be exempt from such state's income taxes. However, from time to time the Funds may make investment which generate taxable income. A Fund's tax-equivalent yield is the rate an investor would have to earn from a fully taxable investment in order to equal the Fund's yield after taxes. Tax-equivalent yields are calculated by dividing a Fund's yield by the result of one minus a stated Federal or combined Federal and state tax rate. (If only a portion of the Fund's yield is tax-exempt, only that portion is adjusted in the calculation.) Of course, no assurance can be given that a Fund will achieve any specific tax-exempt yield. If only a portion of the Fund's yield is tax-exempt, only that portion is adjusted in the calculation. Of course, no assurance can be given that the Fund will achieve any specific tax-exempt yield.

The following formula is used to calculate Tax Equivalent Yield without taking into account state tax:

                           Fund's Yield

                        1 - Fed Tax Rate


The following formula is used to calculate Tax Equivalent Yield taking into account state tax:

                                      Fund's Yield
         1 - Fed Tax Rate + (State Tax Rate - [State Tax Rate x Fed Tax Rate])

         Yield information is useful in reviewing a Fund's performance, but because yields fluctuate, such information cannot necessarily be used to compare an investment in a Fund's shares with bank deposits, savings accounts and similar investment alternatives which often provide an agreed or guaranteed fixed yield for a stated period of time. Shareholders should remember that yield is a function of the kind and quality of the instruments in the Funds'
investment portfolios, portfolio maturity, operating expenses and market conditions.

         It should be recognized that in periods of declining interest rates the yields will tend to be somewhat higher than prevailing market rates, and in periods of rising interest rates the yields will tend to be somewhat lower. Also, when interest rates are falling, the inflow of net new money to a Fund from the continuous sale of its shares will likely be invested in instruments producing lower yields than the balance of the Fund's investments, thereby reducing the current yield of the Fund. In periods of rising interest rates, the opposite can be expected to occur.

         The tax exempt and tax equivalent yields of each Fund for the thirty-day period ended August 31, 1996 for each Class of shares offered by the Funds is set forth in the table below. The table assumes the following combined Federal and state tax rate: California - 36%; Florida - 28%; Georgia - 34%; North Carolina - 28%; South Carolina - 35%; Virginia - 33.25%; New Jersey - 33.5%.


                                   Yield         Tax Equivalent Yield

Florida High Income
  Class A                           5.94%               8.25%
  Class B                           5.43%               7.54%
  Class Y                           6.50%               9.03%

Short-Intermediate
  Class A                          3.58%                4.97%
  Class B                          2.80%                3.89%
  Class Y                          3.81%                5.29%

Short-Intermediate-CA
  Class A                              -                 -
  Class B                              -                 -
  Class Y                          3.71%               5.80%

Florida Municipal Bond
  Class A                          5.23%               7.26%
  Class B                          4.55%               6.32%
  Class Y                          5.56%               7.72%

Georgia Municipal Bond
  Class A                          4.91%               7.25%
  Class B                          4.39%               6.49%
  Class Y                          5.41%               7.99%

New Jersey Tax-Free
  Class A                          4.87%               7.16%
  Class B                          4.17%               6.13%
  Class Y                          5.17%               7.60%

North Carolina
Municipal Bond
  Class A                            4.51%             6.26%
  Class B                            3.97%             5.51%
  Class Y                            4.99%             6.93%

South Carolina
Municipal Bond
  Class A                            4.90%             7.32%
  Class B                             4.38%            6.54%
  Class Y                             5.40%            8.06%

Virginia Municipal
Bond
  Class A                             4.76%            6.98%
  Class B                             4.23%            6.20%

  Class Y                             5.24%          7.68%

High Grade
  Class A                             4.62%          6.42%
  Class B                             4.09%          5.68%
  Class Y                             5.11%          7.10%


Non-Standardized Performance

         In addition to the performance information described above, a Fund may provide total return information for designated periods, such as for the most recent six months or most recent twelve months. This total return information is computed as described under "Total Return" above except that no annualization is made.

GENERAL

         From time to time, a Fund may quote its performance in advertising and other types of literature as compared to the performance of the Standard & Poor's 500 Composite Stock Price Index, the Dow Jones Industrial Average, Lehman Brothers General Obligations Municipal Bond Index or any other commonly quoted index of common stock or municipal bond prices. The Standard & Poor's 500 Composite Stock Price Index and the Dow Jones Industrial Average are unmanaged indices of selected common stock prices. The Lehman Brothers General Obligations Municipal Bond Index is an unmanaged index of state general obligation debt issues which are rated A or better and represent a variety of coupon ranges. A Fund's performance may also be compared to those of other mutual funds having similar objectives. This comparative performance would be expressed as a ranking prepared by Lipper Analytical Services, Inc. or similar independent services monitoring mutual fund performance. A Fund's performance will be calculated by assuming, to the extent applicable, reinvestment of all capital gains distributions and income dividends paid. Any such comparisons may be useful to investors who wish to compare a Fund's past performance with that of its competitors. Of course, past performance cannot be a guarantee of future results.


Additional Information

     Any shareholder inquiries may be directed to the shareholder's broker or to each Adviser at the address or telephone number shown on the front cover of this Statement of Additional Information. This Statement of Additional Information does not contain all the information set forth in the Registration Statement filed by the Trusts with the Securities and Exchange Commission under the Securities Act of 1933. Copies of the Registration Statement may be obtained at a reasonable charge from the Securities and Exchange Commission or may be examined, without charge, at the offices of the Securities and Exchange Commission in Washington, D.C.

                             FINANCIAL STATEMENTS

         The financial statements of Florida Municipal Bond, Georgia Municipal Bond, New Jersey Tax-Free, North Carolina Municipal Bond, South Carolina Municipal Bond, Virginia Municipal Bond and High Grade, appearing in their most current fiscal year

Annual Report to Shareholders and the report thereon of KPMG Peat Marwick LLP, independent auditors, appearing therein are incorporated by reference in this Statement of Additional Information. The financial statements of Short-Intermediate, Short-Intermediate-CA and Florida High Income, appearing in their most current fiscal year Annual Report to Shareholders and the report thereon of Price Waterhouse LLP, independent auditors, appearing therein are incorporated by reference in this Statement of Additional Information. The Annual Reports to Shareholders for each Fund, which contain the referenced statements, are available upon request and without charge.


APPENDIX "A"


DESCRIPTION OF BOND, MUNICIPAL NOTE AND COMMERCIAL PAPER RATINGS

        Standard & Poor's Ratings Group. A Standard & Poor's corporate or municipal bond rating is a current assessment of the credit worthiness of an obligor with respect to a specific obligation. This assessment of credit worthiness may take into consideration obligers such as guarantors, insurers or lessees. The debt rating is not a recommendation to purchase, sell or hold a security, inasmuch as it does not comment as to market price or suitability for a particular investor.

         The ratings are based on current information furnished to Standard & Poor's by the issuer or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform any audit in connection with the ratings and may, on occasion, rely on unaudited financial information. The ratings may be changed, suspended or withdrawn as a result of changes in, unavailability of such information, or for other circumstances.


         The  ratings  are  based,   in  varying   degrees,   on  the  following
considerations:


         1. Likelihood of default-capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation.

         2.  Nature of and provisions of the obligation.

         3. Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization or their arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

         AAA - This is the highest rating assigned by Standard & Poor's to a debt obligation and indicates an extremely strong capacity to pay interest and repay any principal.

         AA - Debt rated AA also qualifies as high quality debt obligations. Capacity to pay interest and repay principal is very strong and in the majority of instances they differ from AAA issues only in small degree.

         A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

         BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas they normally exhibit protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than is higher rated categories.

         BB, B, CCC, CC, C - Debt rated BB, B, CCC, CC and C is regarded, on a balance, as predominantly speculative with respect to capacity to pay interest and repay principal in accordance with the terms of the obligation.

         BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.


         BB - Debt rated BB has less near-term vulnerability to default than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to inadequate capacity to meet timely interest and principal payments. The BB rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BBB - rating.

         B - Debt rated B has greater vulnerability to default but currently has the capacity to meet interest payments and principal repayments. Adverse business, financial, or economic conditions will likely impair capacity or willingness to pay interest and repay principal. The B rating category is also used for debt subordinated to senior debt that is assigned an actual or implied BB or BB- rating.

         CCC - Debt rated CCC has a currently indefinable vulnerability to default, and is dependent upon favorable business, financial and economic conditions to meet timely payment of interest and repayment of principal. In the event of adverse business, financial or economic conditions, it is not likely to have the capacity to pay interest and repay principal. The CCC rating category is also used for debt subordinated to senior debt that is assigned an actual or implied B or B- rating.

         CC - The rating CC is typically applied to debt subordinated to senior debt that is assigned an actual or implied CCC rating.

         C - The rating C is typically applied to debt subordinated to senior debt which is assigned an actual or implied CCC- debt rating. The C rating may be used to cover a situation where a bankruptcy petition has been filed, but debt service payments are continued.

         C1 - The rating C1 is reserved for income bonds on which no interest is being paid.

         D - Debt rated D is in payment default. It is used when interest payments or principal payments are not made on a due date even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace periods; it will also be used upon a filing of a bankruptcy petition if debt service payments are jeopardized.

         Plus (+) or Minus (-) - To provide more detailed indications of credit quality, the ratings from AA to CCC may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

         NR - indicates that no public rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular type of obligation as a matter of policy. Debt obligations of issuers outside the United States and its territories are rated on the same basis as domestic corporate and municipal issues. The ratings measure the credit worthiness of the obligor but do not take into account currency exchange and related uncertainties.

         Bond Investment Quality Standards: Under present commercial bank regulations issued by the Comptroller of the Currency, bonds rated in the top four categories (AAA, AA, A, BBB, commonly known as "Investment Grade" ratings) are generally regarded as eligible for bank investment. In addition, the Legal Investment Laws of various states may impose certain rating or other standards for obligations eligible for investment by savings banks, trust companies, insurance companies and fiduciaries generally.

     Moody's Investors Service, Inc. A brief description of the applicable Moody's Investors Service, Inc. rating symbols and their meanings follows:

         Aaa - Bonds which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edge". Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

         Aa - Bonds which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuations of protective elements may be of greater amplitude or there may be other elements present which make the long-term risks appear somewhat larger than in Aaa securities.

         A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment sometime in the future.

          Baa - Bonds which are rated Baa are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Some bonds lack outstanding investment characteristics and in fact have speculative characteristics as well. NOTE:
Bonds within the above categories which possess the strongest investment

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attributes are designated by the symbol "1" following the rating.

         Ba - Bonds which are rated Ba are judged to have speculative elements; their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during good and bad times over the future. Uncertainty of position characterizes bonds in this class.

         B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

         Caa - Bonds which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

         Ca - bonds which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

         C - bonds which are rated C are the lowest rated class of bonds and issue so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

            Duff & Phelps, Inc.: AAA-- highest credit quality, with negligible risk factors; AA -- high credit quality, with strong protection factors and modest risk, which may vary very slightly form time to time because of economic conditions; A--average credit quality with adequate protection factors, but with greater and more variable risk factors in periods of economic stress. The indicators "+" and "-" to the AA and A categories indicate the relative position of a credit within those rating categories.

           Fitch Investors Service, Inc.: AAA -- highest credit quality, with an exceptionally strong ability to pay interest and repay principal; AA -- very high credit quality, with very strong ability to pay interest and repay principal; A -- high credit quality, considered strong as regards principal and interest protection, but may be more vulnerable to adverse changes in economic conditions and circumstances. The indicators "+" and "-" to the AA, A and BBB categories indicate the relative position of credit within those rating categories.


DESCRIPTION OF MUNICIPAL NOTE RATINGS


         A Standard & Poor's note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria will be used in making that assessment.

     o Amortization schedule (the larger the final maturity relative to other maturities the more likely it will be treated as a note).


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     o Source of Payment (the more  dependent the issue is on the market for its refinancing, the more likely it will be treated as a note.)
    Note rating symbols are as follows:

     oSP-1 Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     o   SP-2  Satisfactory capacity to pay principal and interest.

     o   SP-3  Speculative capacity to pay principal and interest.

         Moody's Short-Term Loan Ratings - Moody's ratings for state and municipal short-term obligations will be designated Moody's Investment Grade
(MIG). This distinction is in recognition of the differences between short-term credit risk and long-term risk. Factors affecting the liquidity of the borrower are uppermost in importance in short-term borrowing, while various factors of major importance in bond risk are of lesser importance over the short run.

Rating symbols and their meanings follow:

     o MIG 1 - This designation denotes best quality. There is present strong protection by established cash flows, superior liquidity support or demonstrated broad-based access to the market for refinancing.

     o MIG 2 - This designation denotes high quality. Margins of protection are ample although not so large as in the preceding group.

         o MIG 3 - This designation denotes favorable quality. All security elements are accounted for but this is lacking the undeniable strength of the preceding grades. Liquidity and cash flow protection may be narrow and market access for refinancing is likely to be less well established.

     o MIG 4 - This designation denotes adequate quality. Protection commonly regarded as required of an investment security is present and although not distinctly or predominantly speculative, there is specific risk.

COMMERCIAL PAPER RATINGS

     Moody's Investors Service, Inc.: Commercial paper rated "Prime" carries the smallest degree of investment risk. The modifiers 1, 2, and 3 are used to denote relative strength within this highest classification.

         Standard & Poor's Ratings Group: "A" is the highest commercial paper rating category utilized by Standard & Poor's Ratings Group which uses the numbers 1+, 1, 2 and 3 to denote relative strength within its "A" classification.

         Duff & Phelps, Inc.: Duff 1 is the highest commercial paper rating category utilized by Duff & Phelps which uses + or - to denote relative strength within this classification. Duff 2 represents good certainty of timely payment, with minimal risk factors. Duff 3 represents satisfactory protection factors, with risk factors larger and subject to more variation.

     Fitch Investors Service, Inc.: F-1+ -- denotes exceptionally strong credit

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quality  given to issues  regarded as having  strongest  degree of assurance for timely payment; F-1+ -- very strong credit quality, with only slightly less degree of assurance for timely payment than F-1 -- very strong, with only slightly less degree of assurance for timely payment than F-1+; F-2 -- good credit quality, carrying a satisfactory degree of assurance for timely payment.


                     APPENDIX B - ADDITIONAL INFORMATION CONCERNING CALIFORNIA

         The following information as to certain California risk factors is given to investors in view of Short-Intermediate-CA's policy of investing primarily in California state and municipal issuers. The information is based primarily upon information derived from public documents relating to securities offerings of California state and municipal issuers, from independent municipal credit reports and historically reliable sources, but has not been independently verified by the Fund

         On June 6, 1978, California voters approved Proposition 13, which added
Article XIIIA to the California Constitution. The principal thrust of Article XIIIA is to limit the amount of ad valorem taxes on real property to one percent of the full cash value as determined by the county assessor. The assessed valuation of all real property may be increased, but not in excess of two percent per year, or decreased to reflect the rate of inflation or deflation as shown by the consumer price index. Article XIIIA requires a vote of two thirds of the qualified electorate to impose special taxes, and completely prohibits the imposition of any additional ad valorem, sales or transaction tax on real property (other than ad valorem taxes to repay general obligation bonds issued to acquire or improve real property), and requires the approval of two-thirds of all members of the State Legislature to change any state tax laws resulting in increased tax revenues.

         On November 6, 1979, California voters approved the initiative seeking to amend the California Constitution entitled "Limitation of Government Appropriations" which added Article XIIIB to the California Constitution. Under
Article   XIIIB   state  and  local   governmental   entities   have  an  annual
appropriations limit and may not spend certain monies which are called appropriations subject to limitations (consisting of tax revenues, state subventions and certain other funds) in an amount higher than the appropriations limit. Generally, the appropriations limit is to be based on certain 1978-79 expenditures, and is to be adjusted annually to reflect changes in consumer prices, population and services provided by these entities.

         Decreased in state and local revenues in future fiscal years as a consequence of these initiatives may continue to result in reductions in allocations of state revenues to California municipal issuers or reduce the ability of such California issuers to pay their obligations.

         With the apparent onset of recovery in California's economy, revenue growth over the next few years could recommence at levels that would enable California to restore fiscal stability. The political environment, however, combined with pressures on the state's financial flexibility, may frustrate its ability to reach this goal. Strong interests in long-established state programs ranging from low-cost public higher education access to welfare and health benefits join with the more recently emerging pressure for expanded prison construction and a heightened awareness and concern over the state's business

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climate.

           The fiscal 1994 budget, which was adopted on July 8, 1994 was designed to address California'a accumulated deficit over a 22-month period. In order to alleviate the California's cash needs the state issued $4 billion revenue anticipation warrants that mature in April 1996 and $3 billion revenue anticipation notes that matured in June 1995. The state's fiscal plan relies upon aggressive assumptions of federal aid, projected at $2.8 billion in fiscal year 1996, to compensate the state for its costs of providing service to illegal immigrants. These assumptions, combined with fiscal year 1996 constitutionally mandated increases in spending for K-14 education, and continued growth in social services and corrections expenditures, are risky. To offset this risk, the state has enacted a Budget Adjustment Law, known as the "trigger" legislation, which established a set of backup budget adjustment mechanisms to address potential shortfalls in cash. The trigger mechanism will be in effect for both fiscal years 1995 and 1996. So far in fiscal 1996 state revenue collections have been sufficiently strong so that no budget adjustments have been required. However, the state is expected to issue another $2 billion of notes for cash flow purposes prior to the maturity date of the revenue anticipation warrants.

         In July of 1994, S&P and Moody's lowered the general obligation bond rating of the state of California. The rating agencies explained their actions by citing the state's continuing deferral of substantial portions of its estimated $3.8 billion accumulated deficit; continuing structural budgetary constraints including a funding guarantee for K-14 education; overly optimistic expectation of federal aid to balance fiscal year 1995's budget and fiscal year 1996's cash flow projections; and reliance upon a trigger mechanism to reduce spending if the plan's federal aid assumptions prove to be inflated.



                    APPENDIX C - ADDITIONAL INFORMATION CONCERNING FLORIDA

         Florida Municipal Bond and Florida High Income Fund invest in obligations of Florida issuers, which results in each Fund's performance being subject to risks associated with the overall conditions present within the state. The following information is a brief summary of the recent prevailing economic conditions and a general summary of the state's financial status. This information is based on official statements relating to securities that have been offered by Florida issuers and from other sources believed to be reliable, but should not be relied upon as a complete description of all relevant information.

         Florida is the twenty-second largest state, with an area of 54,136 square miles and a water area of 4,424 square miles. The state is 447 miles long and 361 miles wide with a tidal shoreline of almost 2,300 miles. According to the U.S. Census Bureau, Florida moved past Illinois in 1986 to become the fourth most populous state, and as of 1990, had an estimated population of 13.2 million.

         Services and trade continue to be the largest components of the Florida economy, reflecting the importance of tourism as well as the need to serve Florida's rapidly growing population. Agriculture is also an important part of the economy, particularly citrus fruits. Oranges have been the principal crop,

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accounting  for 70% of the  nation's  output.  Manufacturing,  although  of less significance, is a rapidly growing component of the economy. The economy also has substantial insurance, banking, and export participation. Unemployment rates have historically been below national averages, but have recently risen above the national rate.

         Section 215.32 of the Florida Statutes provides that financial operations of the State of Florida covering all receipts and expenditures be maintained through the use of three funds - the General Revenue Fund, the Trust Fund and the Working Capital Fund. The General Fund receives the majority of state tax revenues. The Working Capital Fund receives revenues in excess of appropriations and its balances are freely transferred to the General Revenue Fund as necessary. In November, 1992, Florida voters approved a constitutional amendment requiring the state to fund a Budget Stabilization Fund to 5% of general revenues, with funding to be phased in over five years beginning in fiscal 1995. The Working Capital Fund will become the Budget Stabilization Fund. Major sources of tax revenues to the General Revenue Fund are the sales and use tax, corporate income tax and beverage tax. The over- dependence on the sensitive sales tax creates vulnerability to recession. Accordingly, financial operations have been strained during the past few years, but the state has responded in a timely manner to maintain budgetary control.

         The state is highly vulnerable to hurricane damage. Hurricane Andrew devastated portions of southern Florida in August, 1992, costing billions of dollars in emergency relief, damage, and repair costs. However, the overall financial condition of the major issuers of municipal bond debt in the state were relatively unaffected by Hurricane Andrew, due to federal disaster assistance payments and the over all level of private insurance. However, it is possible that single revenue-based local bond issues could be severely impacted by storm damage in certain circumstances.

         Florida's debt structure is complex. Most state debt is payable from specified taxes and additionally secured by the full faith and credit of the state. Under the general obligation pledge, to the extent specified taxes are insufficient, the state is unconditionally required to make payment on bonds

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from all non-dedicated taxes.

         Each Fund's concentration in securities issued by the state and its political subdivisions provides a greater level of risk than a fund which is diversified across numerous states and municipal entities. The ability of the state or its municipalities to meet their obligations will depend on the availability of tax and other revenues; economic, political, and demographic conditions within the state; and the underlying condition of the state, and its municipalities.


              APPENDIX D - ADDITIONAL INFORMATION CONCERNING GEORGIA

         Because Georgia Municipal Bond will ordinarily invest 80% or more of its net assets in Georgia obligations, it is more susceptible to factors affecting Georgia issuers than is a comparable municipal bond fund not concentrated in the obligations of issuers located in a single state.

         Georgia's rating reflects the state's positive economic trends, conservative financial management, improved financial position, and low debt burden. The state's recovery from the recent economic recession has been steady; the rate of recovery is better than regional trends, albeit half the rate of earlier recoveries. While this recovery does not meet the explosive patterns set in past cycles, recent state data reveal that Georgia ranks among the top five states in the nation in employment and total population growth. Stronger economic trends and conservative revenue forecasting resulted in the continuation of improved financial results for the fiscal year ended June 30, 1994. The state's general fund closed fiscal 1994 with a total fund balance position of $480.6 million, of which $249.5 million was in the revenue shortfall reserve fund (3% of revenues), marking the second consecutive year of build-up in that reserve. The mid-year adjustment reserve was fully funded at $89.1 million. The state's adopted budget fiscal 1995, called for an increase in state spending to $9.8 billion, up 6.5% from the prior period. Estimating that economic growth will be in the 6%-8% range for the second straight year, the budget report forecasted general fund revenues to grow to $9.4 billion, an increase of $490.0 million, or 5.5% above actual fiscal 1994 levels. Sales and income taxes account for the majority of that increase, despite a $100 million cut in personal income taxes. Additional revenues provided by lottery proceeds ($240 million) and indigent-care trust fund monies support the remaining spending. Revenues for the first three months of the current year are running nearly 8.4% above fiscal 1994 levels. Most of the increase is attributable to the growth in personal and corporate income and sales taxes. As a result, the state anticipates that fiscal 1995 will once again produce positive financial results.


         Except for the major building projects necessary for the 1996 Summer Olympics, it appears unlikely that areas in and around metropolitan Atlanta will experience the building construction rates of the mid to late 1980's. It further appears that many of Georgia's other cities are poised to participate in the recovery that inevitably will take place.

         The classification of the Fund under the Investment Company Act of 1940 as a "non-diversified" investment company allows the Fund to invest more than 5% of its assets in the securities of any issuer, subject to satisfaction of

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certain tax  requirements.  Because of the relatively  small number of issues of
Georgia obligations, the Fund is likely to invest a greater percentage of its assets in the securities of a single issuer than is an investment company which invests in a broad range of municipal obligations. Therefore, the Fund would be more susceptible than a diversified investment company to any single adverse economic or political occurrence or development affecting Georgia issuers. The Fund will also be subject to an increase risk of loss if the issuer is unable to make interest or principal payments or if the market value of such securities declines. It is also possible that there will not be sufficient availability of suitable Georgia tax-exempt obligations for the Fund to achieve its objective of providing income exempt from Georgia income tax.



               APPENDIX E - ADDITIONAL INFORMATION CONCERNING NORTH CAROLINA

         Because North Carolina Municipal Bond will ordinarily invest 80% or more of its net assets in North Carolina obligations, it is more susceptible to factors affecting North Carolina (or the "State") issuers than is a comparable municipal bond fund not concentrated in the obligations of issuers located in a single state.

         North Carolina has an economy dependent on manufacturing and agriculture; however, diversification into trade and service areas is occurring. Historically, textiles and furniture dominated industry lines, but increased activity in financial services, research, and high technology manufacturing is now apparent. Tobacco remains the primary agricultural commodity. Economic development continues, and long-term personal income trends indicate gains, although wealth levels remain below those of the nation. Employment growth accelerated over the past two years, and unemployment rates remain below those of the nation.


         North Carolina is characterized by moderate debt levels (albeit with growing capital needs), favorable economic performance, and financial strengths exhibited over the past several years. North Carolina is one of only several states expected to sustain favorable economic expansion throughout the 1990s, according to the U.S. Bureau of Economic Analysis indicators. Economic growth in the State is bolstered by a lower-than-average cost of living, income levels at about 90% of U.S. averages - though it is much higher in the metropolitan centers - and a highly respected public and private higher education system, including the University of North Carolina at Chapel Hill and Duke University in Durham.

         The North Carolina State Constitution requires that the total expenditures of the State for a fiscal period shall not exceed the total of receipts during the fiscal period and the surplus remaining in the State Treasury at the beginning of the period. In certain of the past several years, the State has had to restrict expenditures to comply with the State Constitution. The State has long record of sound financial operations, and while the revenue system is narrow, the budget balancing law is strong and appropriate curbs are made when necessary.

         The state's finances, which enjoyed surpluses and adequate reserves throughout the 1980s, began reflecting economic downturn in fiscal 1990.

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Reserves were fully depleted during the recession,  but through a combination of tax and spending actions and more recently, with the aid of economic recovery, have now been fully restored.

         Financial operations have been restored to their historically healthy position after a period of strain between fiscal years 1990 and 1992. Available unreserved balances and budget stabilization reserve totaled $440 million at the end of fiscal 1994 equivalent to 4.1% of annual expenditures. On a budgetary basis, fiscal 1994 ended with an $887.5 million balance; however, a portion of this balance has been appropriated for fiscal 1995 operations. Conservative revenue assumptions and sound budgeting practices should result in a similar balance at the end of 1995. The restoration of adequate reserve levels confirms the state's longstanding commitment to a sound financial position.

         Debt ratios are among the lowest in the country. State debt ratios will remain below national medians even after all of the $300 million of currently authorized debt is issued. Payout is rapid.

         North Carolina ranks among the top ten states in terms of economic growth, as measured by job and personal income growth. Diversification into financial services, research, and high technology manufacturing is reducing historical dependence on agriculture, textiles, and furniture manufacturing.

         As of December 31, 1994, general obligations of the State of North Carolina were rated Aaa/AAA/AAA by Moody's, S&P and Fitch Investors Service ("Fitch"), respectively. There can be no assurance that the economic conditions on which these ratings are based will continue or that particular bond issues may not be adversely affected by changes in economic, political or other conditions.

         North Carolina obligations also include obligations of the governments of Puerto Rico, the Virgin Islands and Guam to the extent these obligations are exempt from North Carolina State personal income taxes. The Fund will not invest more than 5% of its net assets in the obligations of each of the Virgin Islands and Guam, but may invest without limitation in the obligations of Puerto Rico. Accordingly, the Fund may be adversely affected by local political and economic conditions and developments within Puerto Rico affecting the issuers of such obligations.


                   APPENDIX F - ADDITIONAL INFORMATION CONCERNING SOUTH CAROLINA

         The State of South Carolina has an economy dominated from the early 1920s to the present by textile industry, with over one of every three manufacturing workers directly or indirectly related to the textile industry. However, since 1950 the economic bases of the State have become more diversified, as the trade and service sectors and durable goods manufacturing industries have developed. Currently, Moody's rates South Carolina general obligations bonds "Aaa" and S&P rates such bonds "AAA". There can be no assurance that the economic conditions on which those ratings are based will continue or that particular bond issues may not be adversely affected by changes in the economic or political conditions.

         The South Carolina State Constitution mandates a balanced budget. If a deficit occurs, the General Assembly must account for it in the succeeding

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fiscal year.  In addition,  if a deficit  appears  likely,  the State Budget and
Control Board (the "State Board") may reduce appropriations during the current fiscal year as necessary to prevent the deficit. The State Constitution limits annual increases in State appropriations to the average growth rate of the economy of the State and annual increases in the number of State employees to the average growth of the population of the State.

         The State Constitution requires a General Reserve Fund ("General Fund") that equals three percent of General Fund revenue for the latest fiscal year. When deficits have occurred, the State has funded them out of the General Fund. The State Constitution also requires a Capital Reserve Fund ("Capital Fund") equal to two percent of General Fund revenue. Before March 1st of each year, the Capital Fund must be used to offset mid-year budget reductions before mandating cuts in operating appropriations, and after March 1st, the Capital Fund may be appropriated by a special vote of the General Assembly to finance previously authorized capital improvements or other nonrecurring purposes. Monies in the Capital Fund not appropriated or any appropriation for a particular project or item that has been reduced due to application of the monies to a year-end deficit must go back to the General Fund.


         South Carolina Municipal Bond's concentration in securities issued by the State or its subdivisions provides a greater level of risk than an investment company which is diversified across a larger geographic area. For example, the passage of the North American Free Trade Agreement could result in increased competition for the State's textile industry due to the availability of less-expensive foreign labor.

         Presently, South Carolina subjects bonds issued by other states to its income tax. If this tax was declared unconstitutional, the value of bonds in the Fund could decline a small but measurable amount. Also, the Fund could become slightly less attractive to potential future investors.


         The Fund's investment adviser believes that the information summarized above describes some of the more significant matters relating to the Fund. The sources of the information are the official statements of issuers located in South Carolina, other publicly available documents, and oral statements from various State agencies. The Fund's investment adviser has not independently verified any of the information contained in the official statement, other publicly available documents, or oral statements from various State agencies.


               APPENDIX G - ADDITIONAL INFORMATION CONCERNING VIRGINIA

         Virginia Municipal Bond invests in obligations of Virginia issuers, which results in the Fund's performance being subject to risks associated with the overall conditions present within the State. The following information is a brief summary of the recent prevailing economic conditions and a general summary of the State's financial status. This information is based on official statements relating to securities that have been offered by Virginia issuers and from other sources believed to be reliable, but should not be relied upon as a complete description of all relevant information.

         Virginia's  credit  strength  is derived  from a  diversified  economy,

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relatively low unemployment  rates,  strong financial  management,  and low debt burden. The State's economy benefits significantly from its proximity to Washington D.C. Government is the State's third- largest employment sector, comprising 21% of total employment. Other important sectors of the economy include shipbuilding, tourism, construction, and agriculture.

         Virginia is a very conservative debt issuer and has maintained debt levels that are low in relation to its substantial resources. Conservative policies also dominate the State's financial operations, and the State administration continually demonstrates its ability and willingness to adjust financial planning and budgeting to preserve financial balance. For example, economic weakness in the State and the region caused personal income and sales and corporate tax collections to fall below projected forecasts and placed the State under budgetary strain. The State reacted by reducing its revenue expectations for the 1990-92 biennium and preserved financial balance through a series of transfers, appropriation reductions, and other budgetary revisions. Management's actions resulted in a modest budget surplus for fiscal 1992, and another modest surplus was reported for fiscal 1993, which ended June 30th. The 1994 Virginia budget experienced a significant surplus due to an improving economy, including job growth of 3.0%/year overall. Overall, Virginia has a stable credit outlook due mainly to its diverse economy and resource base, as well as a conservative approach to financial operations. Revenue growth for 1994 was 6%. Budgets for 1995 and 1996 call for revenue growth of 6.1% and 5.8%, respectively.

         The Fund's concentration in securities issued by the State and its political subdivisions provides a greater level of risk than a fund which is diversified across numerous states and municipal entities. The ability of the State or its municipalities to meet their obligations will depend on the availability of tax and other revenues; economic, political, and demographic conditions within the State; and the underlying fiscal condition of the State, its countries, and its municipalities.


         Virginia faces some economic uncertainties with respect to defense-cutbacks. Although Virginia's unemployment rate of 4.9% (as of August,
1994) is well below the national rate of 5.9%, the State has been able to make some gains in the services, government, and construction sectors when manufacturing and trade were down slightly.

         The effects of the most recent base-closing legislation were muted because of consolidation from out-of-state bases to Virginia installations. While military operations at the Pentagon are unlikely to be threatened, another round of base-closings scheduled for 1995 may jeopardize a number of Virginia installations.

                          KEYSTONE STATE TAX FREE FUND

                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

                     EVERGREEN KEYSTONE STATE TAX FREE FUNDS

                       STATEMENT OF ADDITIONAL INFORMATION

                                  JULY 21, 1997

                       AS SUPPLEMENTED SEPTEMBER 18, 1997

Keystone California Tax Free Fund
Keystone Florida Tax Free Fund
Keystone Massachusetts Tax Free Fund
Keystone Missouri Tax Free Fund
Evergreen New Jersey Tax Free Income Fund
Keystone New York Tax Free Fund
Keystone Pennsylvania Tax Free Fund

     This statement of additional information is not a prospectus, but relates to, and should be read in conjunction with, the prospectus of the Evergreen Keystone State Tax Free Funds comprised of the Keystone California Tax Free Fund (the "California Fund"), the Keystone Florida Tax Free Fund (the "Florida Fund"), the Keystone Massachusetts Tax Free Fund (the "Massachusetts Fund"), the Keystone Missouri Tax Free Fund (the "Missouri Fund"), the Evergreen New Jersey Tax Free Income Fund (the "New Jersey Fund"), the Keystone New York Tax Free Fund (the "New York Fund"), and the Keystone Pennsylvania Tax Free Fund (the "Pennsylvania Fund") (each a "Fund" and, collectively, the "Funds") dated July 21, 1997, as supplemented from time to time, relating to Class A, Class B and Class C shares (Class A and Class B shares for the New Jersey Fund), the separate prospectus of Pennsylvania Fund offering Class Y shares dated September 18, 1997 or the separate prospectus of the New Jersey Fund offering Class Y shares dated July 21, 1997. You may obtain a copy of the prospectus from the Funds' principal underwriter, Evergreen Keystone Distributor, Inc., or your broker-dealer. See "Service Providers" below.

--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

--------------------------------------------------------------------------------


                                                                           Page
The Trusts and Their Funds....................................................2
Service Providers.............................................................2
Investment Policies...........................................................3
Investment Restrictions.......................................................5
Valuation of Securities.......................................................7
Brokerage.....................................................................7
Sales Charges................................................................ 9
Distribution Plans...........................................................11
Trustees and Officers........................................................13
Investment Advisers..........................................................16
Principal Underwriter........................................................18
Administrator................................................................19
Sub-administrator............................................................19
Declarations of Trust........................................................19
Expenses ....................................................................20
Standardized Total Return and Yield Quotations...............................22
Financial Statements.........................................................24
Additional Information.......................................................24
Appendix A..................................................................A-1
Appendix B..................................................................B-1

20445

--------------------------------------------------------------------------------

                           THE TRUSTS AND THEIR FUNDS

--------------------------------------------------------------------------------

     Each of the Funds is a series of an open-end, nondiversified management investment company, commonly known as a mutual fund. The Florida, Massachusetts, New York and Pennsylvania Funds are investment series evidencing interests in different portfolios of securities of the Keystone State Tax Free Fund ("KSTFF"). The California and Missouri Funds are investment series evidencing interests in different portfolios of securities of the Keystone State Tax Free Fund - Series II ("KSTFFII"). The New Jersey Fund is an investment series of The Evergreen Tax Free Trust (formerly FFB Funds Trust) ("TETFT"). KSTFF, KSTFFII and TETFT were formed as Massachusetts business trusts in 1990, 1993 1985, respectively.

     The essential information about the Trusts and their Funds is contained in their respective prospectuses. This statement of additional information (the "SAI") provides additional information about each Trust and its Fund(s) that may be of interest to some investors.

     For special factors affecting each Fund, see Appendix A to this statement of additional information.


--------------------------------------------------------------------------------

                               SERVICE PROVIDERS

--------------------------------------------------------------------------------

Service                                        Provider
-----------------------------------------      -----------------------------------------------------------------------
Investment adviser to the                      Keystone Investment Management Company, 200 Berkeley
Florida, Massachusetts, New                    Street, Boston, Massachusetts 02116. Keystone is a wholly-
York and Pennsylvania Funds                    owned subsidiary of First Union Keystone, Inc., (formerly
(referred to in this SAI as                    Keystone Investments, Inc.) ("First Union Keystone") also
"Keystone")                                    located at 200 Berkeley Street, Boston, Massachusetts
                                               02116.

Investment adviser to the New                  The Capital Management Group of First Union National
Jersey Fund (referred to                       Bank, located at 301 So. College Street,
in this SAI as "CMG")                          Charlotte, North Carolina 28288.
Principal underwriter ( referred               Evergreen Keystone Distributor, Inc. (formerly Evergreen
to in this SAI as "EKD")                       Funds Distributor, Inc.), 125 W. 55th Street, New York,
                                               New York 10019.

Marketing services agent and                   Evergreen Keystone Investment Services, Inc. (formerly
administrator to the New Jersey                Keystone Investment Distributors Company and
Fund (referred to in this SAI as               predecessor to EKD with regard to the California, Florida,
"EKIS")                                        Massachusetts, Missouri, New York and Pennsylvania
                                               Funds), 200 Berkeley Street, Boston, Massachusetts 02116.


Sub-administrator (referred to in              BISYS Fund Services, Inc., 125 W. 55th Street, New York,
this SAI as "BISYS")                           New York 10019.

Transfer and dividend                          Evergreen Keystone Service Company, 200 Berkeley
disbursing agent (referred to in               Street, Boston, Massachusetts 02116 (formerly Keystone
this SAI as "EKSC")                            Investor Resource Center, Inc.). (EKSC is a wholly-owned
                                               subsidiary of First Union Keystone.)

Independent auditors                           KPMG Peat Marwick LLP, 99 High Street, Boston,
                                               Massachusetts 02110, Certified Public Accountants

Custodian                                      State Street Bank and Trust Company, 225 Franklin
                                               Street, Boston, Massachusetts 02110.

--------------------------------------------------------------------------------

                               INVESTMENT POLICIES

--------------------------------------------------------------------------------

         Each Fund invests primarily in municipal obligations that are exempt from federal income tax and are also exempt from certain specified taxes in the state for which it is named. In addition, the Funds invest in certain other securities as described below.

MUNICIPAL OBLIGATIONS

     Municipal obligations include debt obligations issued by or on behalf of a state, a territory or a possession of the United States ("U.S."), the District of Columbia or any political subdivision, agency or instrumentality thereof (for example, counties, cities, towns, villages, districts, authorities) to obtain funds for various public purposes, including the construction of a wide range of public facilities such as airports, bridges, highways, housing, hospitals, mass transportation, schools, streets and water and sewer works. Other public purposes for which municipal obligations may be issued include the refunding of outstanding obligations, obtaining funds for general operating expenses and obtaining funds to lend to public or private institutions for the construction of facilities, such as educational, hospital and housing facilities. In addition, certain types of industrial development bonds have been or may be issued by or on behalf of public authorities to finance certain privately-operated facilities, and certain local facilities for water supply, gas, electricity or sewage or solid waste disposal. Such obligations are included within the term municipal obligations if the interest paid thereon qualifies as fully exempt from federal income tax. The income of certain types of industrial development bonds used to finance certain privately-operated facilities (qualified private activity bonds) issued after August 7, 1986, while exempt from federal income tax, is includable for the purposes of the calculation of the alternative minimum tax. Other types of industrial development bonds, the proceeds from which are used for the construction, equipment, repair or improvement of privately operated industrial or commercial facilities, may constitute municipal obligations, although the current federal tax laws place substantial limitations on the size of such issues.

     The two principal classifications of municipal obligations are "general obligation" and limited obligation or "revenue" bonds. General obligation bonds are obligations involving the credit of an issuer possessing taxing power and are payable from the issuer's general unrestricted revenues and not from any particular fund or revenue source. Their payment may be dependent upon an appropriation by the issuer's legislative body and may be subject to quantitative limitations on the issuer's taxing power. The characteristics and methods of enforcement of general obligation bonds vary according to the law applicable to the particular issuer. Limited obligation or revenue bonds are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise or other specific revenue source, such as the user of the facility. Industrial development bonds that are municipal obligations are, in most cases, revenue bonds and generally are not payable from the unrestricted revenues of the issuer. The credit quality of industrial development revenue bonds is usually directly related to the credit standing of the owner or user of the facilities. There are, of course, variations in the security of municipal obligations, both within a particular classification and between classifications, depending on numerous factors.

     The yields on municipal obligations are dependent on a variety of factors, including general money market conditions, the financial condition of the issuer, general conditions of the municipal obligations market, size of a particular offering, and the maturity of the obligation and rating of the issue. The ratings of Standard & Poor's Ratings Group ("S&P"), Moody's Investors Service ("Moody's") and Fitch Investor Services, L.P. ("Fitch"), as described herein and in the prospectus, represent their opinions as to the quality of the municipal obligations that they undertake to rate. It should be emphasized, however, that ratings are general and not absolute standards of quality. Consequently, municipal obligations with the same maturity, interest rate and rating may have different yields while municipal obligations of the same maturity and interest rate with different ratings may have the same yield. It should also be noted that the standards of disclosure applicable to and the amount of information relating to the financial condition of issuers of municipal obligations are not generally as extensive as those generally relating to corporations.

     Subsequent to its purchase by a Fund, a municipal obligation or other investment may cease to be rated or its rating may be reduced below the minimum rating required for purchase by the Fund. Neither event requires a Fund to sell such obligation from its portfolio, but its investment adviser will consider such an event in its determination of whether the Fund should continue to hold such obligation in its portfolio.

     The ability of each Fund to achieve its investment objective depends upon the continuing ability of issuers of municipal obligations to pay interest and principal when due. Municipal obligations are subject to the provisions of bankruptcy, insolvency and other laws affecting the rights and remedies of creditors, such as the federal Bankruptcy Act, and laws, if any, that may be enacted by Congress or state legislatures extending the time for payment of principal or interest, or both, or imposing other constraints upon enforcement of such obligations. There is also the possibility that the result of litigation or other conditions may materially affect the power or ability of an issuer to pay principal of and interest on its municipal obligations when due. In addition, the market for municipal obligations is often thin and can be temporarily affected by large purchases and sales, including those by a Fund.

     From time to time, proposals have been introduced before Congress for the purpose of restricting or eliminating the federal income tax exemption for interest on municipal obligations, and similar proposals may well be introduced in the future. The enactment of such a proposal could materially affect the availability of municipal obligations for investment by the Funds and the value of the Funds' portfolios. In which event, each Trust would reevaluate the investment objectives and policies of its Fund(s) and consider changes in the structure of the Fund(s) or dissolution.

     The Tax Reform Act of 1986 made significant changes in the federal tax status of certain obligations that were previously fully federally tax-exempt. As a result, three categories of such obligations issued after August 7, 1986 now exist: (1)"public purpose" bonds, the income from which remains fully exempt from federal income tax; (2) qualified "private activity" industrial development bonds, the income from which, while exempt from federal income tax under Section 103 of the Internal Revenue Code of 1986, as amended (the "Code"), is includable in the calculation of the federal alternative minimum tax; and (3) "private activity" (private purpose) bonds, the income from which is not exempt from federal income tax. A Fund will not invest in private purpose bonds and, except as described under "Other Eligible Investments," will not invest in qualified "private activity" industrial development bonds whose distributions are subject to the alternative minimum tax.

OTHER ELIGIBLE INVESTMENTS

         A Fund may invest up to 20% of its assets under ordinary circumstances, and up to 100% of its assets for temporary defensive purposes in the following types of instruments: (1) commercial paper, including master demand notes, that at the date of investment is rated A-1 (the highest grade by S&P), Prime-1 (the highest grade by Moody's) or, if not rated by such services, is issued by a company that at the date of investment has an outstanding issue rated A or better by S&P or Moody's; (2) obligations, including certificates of deposit and bankers' acceptances, of banks, or savings and loan associations, that have at least $1 billion in assets as of the date of their most recently published financial statements that are members of the Federal Deposit Insurance Corporation, including U.S. branches of foreign banks and foreign branches of U.S. banks; (3) corporate obligations (maturing in 13 months or less) that at the date of investment are rated A or better by S&P or Moody's; (4) obligations issued or guaranteed by the U.S. government or by any agency or instrumentality of the U.S.; (5) qualified "private activity" industrial development bonds the income from which, while exempt from federal income tax under Section 103 of the Code, is includable in the calculation of the federal alternative minimum tax; and (6) municipal obligations, the income of which is exempt from federal income tax, personal property tax or intangibles tax in a state for which a Fund is named and where such taxes apply.

     Each Fund may assume a temporary defensive position upon its investment adviser's determination that market conditions so warrant. If a Fund is investing defensively, it is not pursuing its investment objectives.

     From time to time, the Massachusetts Fund and the New Jersey Fund may invest in zero coupon bonds. The Funds do not expect to have enough zero coupon bonds to have a material effect on dividends. Zero coupon securities pay no interest to holders prior to maturity, and the interest on these securities is reported as income to a Fund and distributed to its shareholders. These distributions must be made from a Fund's cash assets or, if necessary, from the proceeds of sales of portfolio securities. The Funds will not be able to purchase additional income producing securities with cash used to make such distributions, and its current income ultimately may be reduced as a result.

FUNDAMENTAL NATURE OF INVESTMENT OBJECTIVES

     The investment objective of each Fund is fundamental and may not be changed without approval of the holders of a majority of such Fund's outstanding voting shares (as defined in the Investment Company Act of 1940, as amended (the "1940 Act") i.e., the lesser of (1) 67% of the shares represented at a meeting at which more than 50% of the outstanding shares are represented or (2) more than 50% of the outstanding shares).

--------------------------------------------------------------------------------

                             INVESTMENT RESTRICTIONS

--------------------------------------------------------------------------------

     The investment restrictions as summarized below are fundamental for each Fund and may not be changed without the approval of a 1940 majority of such Fund's outstanding shares. Unless otherwise stated, all references to the assets of a Fund are in terms of current market value.

         Each Fund may not do the following:

     (1) purchase any security of any issuer (other than issues of the U.S. government, its agencies or instrumentalities) if as a result more than 25% of its total assets would be invested in a single industry, (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds) including industrial development bonds from the same facility or similar types of facilities; governmental issuers of municipal bonds are not regarded as members of an industry and a Fund may invest more than 25% of its assets in industrial development bonds and, for the New Jersey Fund, in certificates of deposit and banker's acceptances issued by domestic branches of U.S. banks or New Jersey municipal obligations;

     (2) (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds only) invest more than 10% of its assets in securities with legal or contractual restrictions on resale or in securities for which market quotations are not readily available, or in repurchase agreements maturing in more than seven days;

     (3) issue senior securities; the purchase or sale of securities on a "when issued" basis, or collateral arrangement with respect to the writing of options on securities, are not deemed to be the issuance of a senior security;

     (4) (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds only) borrow money or enter into reverse repurchase agreements, except that a Fund may enter into reverse repurchase agreements or borrow money from banks for temporary or emergency purposes in aggregate amounts up to one-third of the value of the Fund's net assets; provided that while borrowings from banks (not including reverse repurchase agreements) exceed 5% of the Fund's net assets, any such borrowings will be repaid before additional investments are made;

         (5) purchase securities on margin except that it may obtain such short-term credit as may be necessary for the clearance of purchases and sales of securities;

     (6) make loans, except that a Fund may purchase or hold debt securities consistent with its investment objectives, lend portfolio securities valued at not more than 15% of its total assets to broker-dealers and enter into repurchase agreements;

     (7) purchase securities of other investment companies (for the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds) except as part of a merger, consolidation, purchase of assets or similar transaction; and, for the New Jersey Fund, except to the extent such purchases are not prohibited by applicable law.

     (8) purchase or sell commodities or commodity contracts or real estate, except that it may purchase and sell securities secured by real estate and securities of companies which invest in real estate, and, with the exception of the New Jersey Fund, may engage in currency or other financial futures contracts and related options transactions; and

     (9) underwrite securities of other issuers, except that the Fund may purchase securities from the issuer or others and dispose of such securities in a manner consistent with its investment objective.

For the New Jersey Fund only:

     (10) issue senior securities, borrow money or pledge or mortgage its assets, except that the Fund may borrow from banks up to 10% of the value of its total net assets for temporary or emergency purposes only to meet anticipated redemption requirements. The Fund will not purchase securities while any such borrowings are outstanding.

     (11) write, purchase or sell put or call options, or combinations thereof, except that the Fund may purchase securities with rights to put securities to the seller in accordance with its investment program.

     (12) purchase restricted securities, which are securities that must be registered under the Securities Act of 1933 before they may be offered or sold to the public. This restriction does not apply to restricted securities which are determined to be liquid by the Fund's investment adviser under supervision of the Board of Trustees.

     (13) purchase equity securities or securities convertible into equity securities.

     The Funds are nondiversified under the federal securities laws. The 1940 Act does not restrict the percentage of a nondiversified fund's assets that may be invested at any time in the securities of any one issuer. The Funds intend to comply, however, with the Code's diversification requirements and other requirements applicable to "regulated investment companies" so that they will not be subject to U.S. federal income tax on income and capital gain distributions to shareholders. For this reason, each Fund, with the exception of the New Jersey Fund, has adopted the additional investment restriction set forth below, which may not be changed without the approval of shareholders. Specifically, a Fund may not purchase a security if more than 25% of the Fund's total assets would be invested in the securities of a single issuer (other than the U.S. government, its agencies and instrumentalities); or, with respect to 50% of the Fund's total assets, if more than 5% of such assets would be invested in the securities of a single issuer (other than the U.S. government, its agencies and instrumentalities).

     To the extent the Funds are not fully diversified, they may be more susceptible to adverse economic, political or regulatory developments affecting a single issuer than would be the case if the Funds were more broadly diversified.

     As a matter of practice, each Fund permitted to enter into repurchase agreements treats reverse repurchase agreements as borrowings for purposes of compliance with the limitations of the 1940 Act. Reverse repurchase agreements will be taken into account along with borrowings from banks for purposes of the 5% limit set forth in the fourth fundamental investment restriction above.

     None of the Funds presently intends to invest more than 25% of its total assets in municipal obligations the payment of which depends on revenues derived from a single facility or similar types of facilities. Since certain municipal obligations may be related in such a way that an economic, business or political development or change affecting one such security could likewise affect the other securities, a change in this policy could result in increased investment risk, but no change is presently contemplated.

     For the purposes of the first and ninth fundamental investment restrictions set forth above, each Fund will treat (1) each state, territory and possession of the U.S., the District of Columbia and, if its assets and revenues are separate from those of the entity or entities creating it, each political subdivision, agency and instrumentality of any one (or more, as in the case of a multi state authority or agency) of the foregoing as an issuer of all securities that are backed primarily by its assets or revenues; (2) each company as an issuer of all securities that are backed primarily by its assets or revenues; and (3) each of the foregoing entities as an issuer of all securities that it guarantees; provided, however, that for the purpose of the first fundamental investment restriction no entity shall be deemed to be an issuer of a security that it guarantees so long as no more than 10% of a Fund's total assets (taken at current value) are invested in securities guaranteed by the entity and securities of which it is otherwise deemed to be an issuer.

     If a percentage limit is satisfied at the time of investment, a later increase or decrease resulting from a change in asset value is not a violation of the limit.

--------------------------------------------------------------------------------

                             VALUATION OF SECURITIES

--------------------------------------------------------------------------------

     Current values for each Fund's portfolio securities may be determined in the following manner:

     1. short-term investments with maturities of sixty days or less when purchased are valued at amortized cost (original purchase cost as adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

     2. short-term investments having maturities of more than sixty days for which market quotations are readily available are valued at current market value; and

     3. short-term investments having maturities of more than sixty days when purchased that are held on the sixtieth day prior to maturity are valued at amortized cost (market value on the sixtieth day adjusted for amortization of premium or accretion of discount), which, when combined with accrued interest, approximates market;

     All other investments are valued at market value or, where market quotations are not readily available, at fair value as determined in good faith according to procedures established by a Trust's Board of Trustees.

     The Trusts believe that reliable market quotations are generally not readily available for purposes of valuing municipal obligations. As a result, depending on the particular municipal obligations owned by a Fund, it is likely that most of the valuations for such obligations will be based upon their fair value determined under procedures approved by each respective Board of Trustees. The Boards of Trustees have authorized the use of a pricing service to determine the fair value of each Fund's municipal obligations and certain other securities.

     Taxable securities for which market quotations are readily available are valued on a consistent basis at that price quoted that, in the opinion of the Boards of Trustees or the person designated by the Boards of Trustees to make the determination, most nearly represents the market value of the particular security.

--------------------------------------------------------------------------------

                                    BROKERAGE

--------------------------------------------------------------------------------

SELECTION OF BROKERS

     In effecting transactions in portfolio securities for a Fund, Keystone or CMG seeks the best execution of orders at the most favorable prices. Keystone or CMG determines whether a broker-dealer has provided a Fund with best execution and price in the execution of a securities transaction by evaluating, among other things:

         1.       overall direct net economic result to such Fund;

         2.       the efficiency with which the transaction is effected;

         3. the broker-dealer's ability to effect the transaction where a large block is involved;

         4. the broker-dealer's readiness to execute potentially difficult transactions in the future;

         5.       the financial strength and stability of the broker-dealer; and

         6. the receipt of research services, such as analyses and reports concerning issuers, industries, securities, economic factors and trends and other statistical and factual information.

     The Funds' management weighs these considerations in determining the overall reasonableness of the brokerage commissions paid.

     Should a Fund, Keystone or CMG receive research and other statistical and factual information from a broker, such Fund would consider such services to be in addition to, and not in lieu of, the services Keystone or CMG is required to perform under their respective Advisory Agreements (as defined below). Keystone and CMG believe that the cost, value and specific application of such information are indeterminable and cannot be practically allocated between a Fund and its other clients who may indirectly benefit from the availability of such information. Similarly, a Fund may indirectly benefit from information made available as a result of transactions effected for Keystone or CMG's other clients. Under the Advisory Agreements, Keystone and CMG are permitted to pay higher brokerage commissions for brokerage and research services in accordance with Section 28(e) of the Securities Exchange Act of 1934. In the event Keystone and CMG follow such a practice, they will do so on a basis that is fair and equitable to the Funds.

     Each Trust's Board of Trustees has determined that a Fund may consider sales of such Fund's shares as a factor in the selection of brokers to execute portfolio transactions, subject to the requirements of best execution described above.

BROKERAGE COMMISSIONS

     Each Trust expects that purchases and sales of municipal obligations and temporary instruments usually will be principal transactions. Municipal obligations and temporary instruments are normally purchased directly from the issuer or from an underwriter or market maker for the securities. There usually will be no brokerage commissions paid by a Fund for such purchases. Purchases from underwriters will include the underwriting commission or concession, and purchases from broker-dealers serving as market makers will include a dealer's mark up or reflect a dealer's mark down. Where transactions are made in the over-the-counter market, each Fund will deal with primary market makers unless more favorable prices are otherwise obtainable.

GENERAL BROKERAGE POLICIES

     In order to take advantage of the availability of lower purchase prices, a Fund may participate, if and when practicable, in group bidding for the direct purchase from an issuer of certain securities.

     Keystone and CMG make investment decisions for each Fund independently from those of their other clients. It may frequently develop, however, that Keystone or CMG will make the same investment decision for more than one client. Simultaneous transactions are inevitable when the same security is suitable for the investment objective of more than one account. When two or more of its clients are engaged in the purchase or sale of the same security, Keystone or CMG will allocate the transactions according to a formula that is equitable to each of its clients. Although, in some cases, this system could have a detrimental effect on the price or volume of a Fund's securities, each Trust believes that in other cases its ability to participate in volume transactions will produce better executions.

     A Fund does not purchase portfolio securities from or sell portfolio securities to Keystone, CMG, EKD or any of their affiliated persons, as defined in the 1940 Act.

     Each Board of Trustees will, from time to time, review that Trust's brokerage policy. Because of the possibility of further regulatory developments affecting the securities exchanges and brokerage practices generally, the respective Board of Trustees may change, modify or eliminate any of the foregoing practices.

--------------------------------------------------------------------------------

                                  SALES CHARGES

--------------------------------------------------------------------------------

     Each Fund offers the classes of shares indicated below that differ primarily with respect to sales charges and distribution fees. As described below, depending upon the class of shares that you purchase, a Fund will impose a sales charge when you purchase Fund shares, a contingent deferred sales charge (a "CDSC") when you redeem Fund shares or no sales charges at all. A Fund charges a CDSC as reimbursement for certain expenses, such as commissions or shareholder servicing fees, that it has incurred in connection with the sale of its shares (see "Distribution Plans"). If imposed, a Fund deducts CDSCs from the redemption proceeds you would otherwise receive. CDSCs attributable to your shares are, to the extent permitted by the National Association of Securities Dealers, Inc. ("NASD"), paid to EKD or its predecessor. See the prospectus for additional information on a particular class.



FUND                               CLASSES

California Fund                    A, B, C
Florida Fund                       A, B, C
Massachusetts Fund                 A, B, C
Missouri Fund                      A, B, C
New Jersey Fund                    A, B, Y
New York Fund                      A, B, C
Pennsylvania Fund                  A, B, C, Y

CLASS DISTINCTIONS

CLASS A SHARES

     With certain exceptions, when you purchase Class A shares you will pay a maximum sales charge of 4.75%, payable at the time of purchase. (The prospectus contains a complete table of applicable sales charges and a discussion of sales charge reductions or waivers that may apply to purchases.) If you purchase Class A shares in the amount of $1 million or more, without an initial sales charge, the Fund will charge a CDSC of 1.00% if you redeem during the month of your purchase and the 12-month period following the month of your purchase. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS B SHARES

     Each Fund offers Class B shares at net asset value (without an initial sales charge). With respect to Class B shares, each Fund charges a CDSC on shares redeemed as follows:

         REDEMPTION TIMING                                        CDSC RATE
         Month of purchase and the first twelve-month
              period following the month of purchase..................5.00%
         Second twelve-month
              period following the month of purchase..................4.00%
         Third twelve-month
              period following the month of purchase..................3.00%
         Fourth twelve-month
              period following the month of purchase..................3.00%
         Fifth twelve-month
              period following the month of purchase..................2.00%
         Sixth twelve-month
              period following the month of purchase..................1.00%
         Thereafter...................................................0.00%

     Class B shares that have been outstanding for seven years after the month of purchase, will automatically convert to Class A shares without imposition of a front-end sales charge or exchange fee. (Conversion of Class B shares represented by stock certificates will require the return of the stock certificate to Evergreen Keystone Service Company ("EKSC") each Trust's transfer and dividend disbursing agent.)

CLASS    C SHARES - CALIFORNIA, FLORIDA,  MASSACHUSETTS,  MISSOURI, NEW YORK AND
PENNSYLVANIA  FUNDS  ONLY

     Class C shares are available only through broker-dealers who have entered into special distribution agreements with the Underwriter. Each Fund offers Class C shares at net asset value (without an initial sales charge). With certain exceptions, however, a Fund will charge a CDSC of 1.00%, if you redeem shares during the month of your purchase and the 12-month period following the month of your purchase. See "Calculation of Contingent Deferred Sales Charge" below.

CLASS Y SHARES -  NEW  JERSEY AND PENNSYLVANIA FUNDS ONLY

     No CDSC is imposed on the redemption of class Y shares. Class Y shares are not offered to the general public and are available only to (i) persons who at or prior to December 31, 1994 owned shares in a mutual fund advised by Evergreen Asset Management Corp. ("Evergreen Asset"), (ii) certain institutional investors, and (iii) investment advisory clients of FUNB, or their affiliates. Class Y shares are offered at net asset value without a front-end or back-end sales charge and do not bear any Rule 12b-1 distribution expenses.

CALCULATION OF CONTINGENT DEFERRED SALES CHARGE

     Any CDSC imposed upon the redemption of Class A, Class B or Class C shares is a percentage of the lesser of (1) the net asset value of the shares redeemed or (2) the net cost of such shares. Upon request for redemption, a Fund will redeem shares not subject to the CDSC first. Thereafter, a Fund will redeem shares held the longest first.


SHARES THAT ARE NOT SUBJECT TO A SALES CHARGE OR CDSC

EXCHANGES

     A Fund does not charge a CDSC when you exchange your shares for the shares of the same class of another Evergreen Keystone Fund. However, if you are exchanging shares that are still subject to a CDSC, the CDSC will carry over to the shares you acquire by the exchange. Moreover, a Fund will compute any future CDSC based upon the date you originally purchased the shares you tendered for exchange.

     WAIVER  OF  SALES  CHARGES

     Purchases of Class A (i) in the amount of $1 million or more; (ii) by a corporate or certain other qualified retirement plan or a non-qualified deferred compensation plan or a Title 1 tax sheltered annuity or TSA plan sponsored by an organization having 100 or more eligible employees (a "Qualifying Plan") or a TSA plan sponsored by a public educational entity having 5,000 or more eligible employees (an "Educational TSA Plan"); or (iii) by (a) institutional investors, which may include bank trust departments and registered investment advisers; (b) investment advisers, consultants or financial planners who place trades for their own accounts or the accounts of their clients and who charge such clients a management, consulting, advisory or other fee; (c) clients of investment advisers or financial planners who place trades for their own accounts if the accounts are linked to the master account of such investment advisers or financial planners on the books of the broker-dealer through whom shares are purchased; (d) institutional clients of broker-dealers, including retirement and deferred compensation plans and the trusts used to fund these plans, which place trades through an omnibus account maintained with a Fund by the broker-dealer; and (e) employees of First Union National Bank of ("FUNB") and its affiliates, EKD and any broker-dealer with whom EKD has entered into an agreement to sell shares of a Fund, and members of the immediate families of such employees, will be at net asset value without the imposition of a front-end sales charge. Certain broker-dealers or other financial institutions may impose a fee on transactions in shares of the Funds.

     Shares of a Fund may also be sold, to the extent permitted by applicable law, regulations, interpretations, or exemptions, at net asset value without the imposition of an initial sales charge to (1) certain Directors, Trustees, officers, full-time employees or sales representatives of the Fund, FUNB, Keystone, EKD, and certain of their affiliates who have been such for not less than ninety days, and to members of the immediate families of such persons; (2) a pension and profit-sharing plan established by such companies, their subsidiaries and affiliates, for the benefit of their Directors, Trustees, officers, full-time employees, and sales representatives; or (3) a registered representative of a firm with a dealer agreement with EKD; provided, however, that all such sales are made upon the written assurance that the purchase is made for investment purposes and that the securities will not be resold except through redemption by a Fund.

     No initial sales charge or CDSC is imposed on purchases or redemptions of shares of a Fund by a bank or trust company in a single account in the name of such bank or trust company as trustee, if the initial investment in shares of a Fund or any fund in the Evergreen Keystone Funds, purchased pursuant to this waiver is at least $500,000 and any commission paid at the time of such purchase is not more than 1.00% of the amount invested.

     With respect to Class C shares purchased by a Qualifying Plan, no CDSC will be imposed on any redemptions made specifically by an individual participant in the Qualifying Plan. This waiver is not available in the event a Qualifying Plan, as a whole, redeems substantially all of its assets.

     In addition, no CDSC is imposed on a redemption of shares of a Fund in the event of (1) death or disability of the shareholder; (2) a lump-sum distribution from a benefit plan qualified under the Employee Retirement Income Security Act of 1974 ("ERISA"); (3) automatic withdrawals from ERISA plans if the shareholder is at least 59 1/2 years old; (4) involuntary redemptions of an account having an aggregate net asset value of less than $1,000; (5) automatic withdrawals under a Systematic Income Plan of up to 1.0% per month of the shareholder's initial account balance; (6) withdrawals consisting of loan proceeds to a retirement plan participant; (7) financial hardship withdrawals made by a retirement plan participant; or (8) withdrawals consisting of returns of excess contributions or excess deferral amounts made to a retirement plan participant.

--------------------------------------------------------------------------------

                               DISTRIBUTION PLANS

--------------------------------------------------------------------------------

     Rule 12b-1 under the 1940 Act permits investment companies, such as the Funds, to use their assets to bear expenses of distributing their shares if they comply with various conditions, including adoption of a distribution plan containing certain provisions set forth in Rule 12b-1 (a "Distribution Plan").

     The Funds' Class A, Class B, and Class C (as applicable) Distribution Plans have been approved by the appropriate Trust's Board of Trustees, including a majority of the Trustees who are not interested persons of each Trust, as defined in the 1940 Act, and who have no direct or indirect financial interest in the Distribution Plans or any agreement related thereto (the "Independent Trustees").

     The NASD limits the amount that a Fund may pay annually in distribution costs for sale of its shares and shareholder service fees. The NASD limits annual expenditures to 1.00% of the aggregate average daily net asset value of its shares, of which 0.75% may be used to pay such distribution costs and 0.25% may be used to pay shareholder service fees. The NASD also limits the aggregate amount that a Fund may pay for such distribution costs to 6.25% of gross share sales since the inception of the Distribution Plan, plus interest at the prime rate plus 1% on such amounts (less any CDSCs paid by shareholders to EKD) remaining unpaid from time to time.

CLASS A DISTRIBUTION PLAN

     The Class A Distribution Plan provides that a Fund may expend daily amounts at an annual rate, which is currently limited to 0.25% of such Fund's average daily net asset value attributable to Class A shares, to finance any activity that is primarily intended to result in the sale of Class A shares, including, without limitation, expenditures consisting of payments to EKD to enable EKD to pay or to have paid to others who sell Class A shares a service or other fee, at any such intervals as EKD may determine, in respect of Class A shares maintained by any such recipient and outstanding on the books of such Fund for specified periods.

     Amounts paid by a Fund under the Class A Distribution Plan are currently used to pay others, such as broker-dealers, service fees at an annual rate of up to 0.25% of the average net asset value of Class A shares maintained by such others and outstanding on the books of such Fund for specified periods.

CLASS B DISTRIBUTION PLANS

     The Class B Distribution Plans provide that a Fund may expend daily amounts at an annual rate of up to 1.00% of such Fund's average daily net asset value attributable to Class B shares to finance any activity that is primarily intended to result in the sale of Class B shares, including, without limitation, expenditures consisting of payments to EKD and/or, in the case of the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds, its predecessor. Payments are made to EKD (1) to enable EKD to pay to others (broker-dealers) commissions in respect of Class B shares sold since inception of a Distribution Plan; (2) to enable EKD to pay or to have paid to others a service fee, at such intervals as EKD may determine, in respect of Class B shares maintained by any such recipient and outstanding on the books of such Fund for specified periods; and (3) as interest.

     EKD generally reallows to broker-dealers or others a commission equal to 4.00% of the price paid for each Class B share sold. The broker-dealer or other party may also receive service fees at an annual rate of 0.15% of the average daily net asset value of such Class B share maintained by the recipient and outstanding on the books of a Fund for specified periods.

     EKD intends, but is not obligated, to continue to pay or accrue distribution charges incurred in connection with the Class B Distribution Plans that exceed current annual payments permitted to be received by EKD from a Fund ("Advances"). EKD intends to seek full reimbursement of such Advances from such Fund (together with annual interest thereon at the prime rate plus 1.00%) at such time in the future as, and to the extent that, payment thereof by such Fund would be within the permitted limits. If a Trust's Independent Trustees authorize such reimbursements of Advances, the effect would be to extend the period of time during which such Fund incurs the maximum amount of costs allowed by the Class B Distribution Plans.

     In connection with financing its distribution costs relating to the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds, including commission advances to broker-dealers and others, EKIS, the predecessor to EKD, sold to a financial institution substantially all of its 12b-1 fee collection rights and CDSC collection rights in respect of Class B shares sold during the period beginning approximately June 1, 1995 through November 30, 1996. KSTFF and KSTFFII have agreed not to reduce the rate of payment of 12b-1 fees in respect of such Class B shares unless it terminates such shares' Distribution Plan completely. If it terminates such Distribution Plans, the Funds may be subject to adverse distribution consequences.

     The financing of payments made by EKD to compensate broker-dealers or other persons for distributing shares of the Funds will be provided by FUNB or its affiliates.

CLASS C DISTRIBUTION PLAN - CALIFORNIA, FLORIDA, MASSACHUSETTS, MISSOURI, NEW YORK AND PENNSYLVANIA FUNDS ONLY

     The Class C Distribution Plan provides that a Fund may expend daily amounts at an annual rate of up to 1.00% of such Fund's average daily net asset value attributable to Class C shares to finance any activity that is primarily intended to result in the sale of Class C shares, including, without limitation, expenditures consisting of payments to EKD and/or its predecessor. Payments are made to EKD (1) to enable EKD to pay to others (broker-dealers) commissions in respect of Class C shares sold since inception of the Distribution Plan; (2) to enable EKD to pay or to have paid to others a service fee, at such intervals as EKD may determine, in respect of Class C shares maintained by any such recipient and outstanding on the books of such Fund for specified periods; and (3) as interest.

     EKD generally reallows to broker-dealers or others a commission in the amount of 0.75% of the price paid for each Class C share sold plus the first year's service fee in advance in the amount of 0.25% of the price paid for each Class C share sold. Beginning approximately fifteen months after purchase, broker-dealers or others receive a commission at an annual rate of 0.75% (subject to NASD rules) plus service fees at the annual rate of 0.25%, respectively, of the average daily net asset value of each Class C share maintained by the recipient and outstanding on the books of a Fund for specified periods.

DISTRIBUTION PLANS - GENERAL

     The total amounts paid by a Fund under the foregoing arrangements may not exceed the maximum Distribution Plan limits specified above. The amounts and purposes of expenditures under a Distribution Plan must be reported to the Independent Trustees quarterly. The Independent Trustees may require or approve changes in the implementation or operation of a Distribution Plan, and may also require that total expenditures by a Fund under a Distribution Plan be kept within limits lower than the maximum amount permitted by such Distribution Plan as stated above.

         At March 31, 1997, total unpaid distribution costs were as follows:

                                  CLASS B                        CLASS C
                       (% OF CLASS B NET ASSETS)      (% OF CLASS C NET ASSETS)
------------------ -------------------------------- ----------------------------
California Fund     $1,556,143        (7.14%)       $   130,741          (7.07%)
Florida Fund         3,352,712        (7.15%)         1,350,164         (13.99%)
Massachusetts Fund     446,206        (5.72%)           140,981          (6.83%)
Missouri Fund        1,287,330        (6.40%)           137,003         (10.49%)
New York Fund        1,184,099        (6.21%)           228,676         (12.22%)
Pennsylvania Fund    2,464,474        (6.62%)           831,646         (12.18%)


     Broker-dealers  or others  may  receive  different  levels of  compensation
depending  on  which  class  of  shares  they  sell.   Payments  pursuant  to  a
Distribution Plan are included in the operating expenses of the class.

     Each of the Distribution Plans may be terminated at any time by a vote of the Independent Trustees, or by vote of a majority of the outstanding voting shares of the respective class of Fund shares. If the Class B Distribution Plan is terminated, EKD and if appropriate, EKIS, will ask the Independent Trustees to take whatever action they deem appropriate under the circumstances with respect to payment of such Advances.

     Any change in a Distribution Plan that would materially increase the distribution expenses of a Fund provided for in a Distribution Plan requires shareholder approval. Otherwise, a Distribution Plan may be amended by votes of the majority of both (1) the Trust's Trustees and (2) the Independent Trustees cast in person at a meeting called for the purpose of voting on each amendment.

     While a Distribution Plan is in effect, the Trust will be required to commit the selection and nomination of candidates for Independent Trustees to the discretion of the Independent Trustees.

     The Independent Trustees of each Trust have determined that the sales of the Funds' shares resulting from payments under the Distribution Plans have benefited the respective Fund.

--------------------------------------------------------------------------------

                              TRUSTEES AND OFFICERS

--------------------------------------------------------------------------------

         Trustees and officers, their principal occupations and some of their affiliations over the last five years are as follows:

FREDERICK AMLING:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Professor, Finance Department, George
                                    Washington University; President, Amling & Company (investment advice); and former Member, Board of Advisers, Credito Emilano (bank ing).

LAURENCE B. ASHKIN:                 Trustee of the Trusts; Trustee or Director of all Evergreen Keystone
                                    funds other than Evergreen Investment Trust; real estate developer and construction consultant; and President of Centrum Equities and
                                    Centrum Properties, Inc.

CHARLES A. AUSTIN III:              Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Investment Counselor to Appleton Partners,
                                    Inc.; and former Managing Director, Seaward Management Corporation
                                    (investment advice).

FOSTER BAM:                         Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds other than Evergreen Investment Trust; Partner in the law firm of Cummings & Lockwood; Director, Symmetrix, Inc. (sulphur company) and Pet Practice, Inc. (veterinary services); and former
                                    Director, Chartwell Group Ltd. (Manufacturer of office furnishings and accessories), Waste Disposal Equipment Acquisition Corporation and
                                    Rehabilitation Corporation of America (rehabilitation hospitals).

*GEORGE S. BISSELL:                 Chairman of the Board and Chief Executive Officer and Trustee of,
                                    other than TETFT, 28 other Evergreen Keystone funds; Chairman of the
                                    Board and Trustee of Anatolia College; Trustee of University Hospital
                                    (and Chairman of its Investment Committee); former Director and
                                    Chairman of the Board of Hartwell Keystone Advisers, Inc.; and former
                                    Chairman of the Board, Director and Chief Executive Officer of
                                    Keystone Investments, Inc.

EDWIN D. CAMPBELL:                  Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Principal, Padanaram Associates, Inc.; and
                                    former Executive Director, Coalition of Essential Schools, Brown
                                    University.

CHARLES F. CHAPIN:                  Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; and former Director, Peoples Bank
                                    (Charlotte, NC).

K. DUN GIFFORD:                     Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Trustee, Treasurer and Chairman of the
                                    Finance Committee, Cambridge College; Chairman Emeritus and Direc
                                    tor, American Institute of Food and Wine;  Chairman and President,
                                    Oldways Preservation and Exchange Trust (education); former
                                    Chairman of the Board, Director, and Executive Vice President, The
                                    London Harness Company; former Managing Partner, Roscommon
                                    Capital Corp.; former Chief Executive Officer, Gifford Gifts of Fine
                                    Foods; former Chairman, Gifford, Drescher & Associates (environmental consulting); and former Director, Keystone Investments, Inc. and
                                    Keystone.

JAMES S. HOWELL:                    Trustee of the Trusts; Chairman and Trustee or Director of 12 other
                                    Evergreen Keystone funds; former Chairman of the Distribution
                                    Foundation for the Carolinas; and former Vice President of Lance Inc.
                                    (food manufacturing).

LEROY KEITH, JR.:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Chairman of the Board and Chief Executive
                                    Officer, Carson Products Company; Director of Phoenix Total Return
                                    Fund and Equifax, Inc.; Trustee of Phoenix Series Fund, Phoenix Multi-
                                    Portfolio Fund, and The Phoenix Big Edge Series Fund; and former
                                    President, Morehouse College.

F. RAY KEYSER, JR.:                 Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Chairman and Of Counsel, Keyser, Crowley
                                    & Meub, P.C.; Member, Governor's (VT) Council of Economic Advisers;
                                    Chairman of the Board and Director, Central Vermont Public Service
                                    Corporation and Lahey Hitchcock Clinic; Director, Vermont Yankee
                                    Nuclear Power Corporation, Grand Trunk Corporation, Grand Trunk
                                    Western Railroad, Union Mutual Fire Insurance Company, New
                                    England Guaranty Insurance Company, Inc., and the Investment
                                    Company Institute; former Director and President, Associated
                                    Industries of Vermont; former Director of Keystone, Central Vermont
                                    Railway, Inc., S.K.I. Ltd., and Arrow Financial Corp.; and former
                                    Director and Chairman of the Board, Proctor Bank and Green Mountain
                                    Bank.

GERALD M. MCDONNELL:                Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; Trustee or Director of all of the funds in the Evergreen
                                    Family of Funds; and Sales Representative with Nucor-Yamoto, Inc.
                                    (Steel producer).

THOMAS L. MCVERRY:                  Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; former Vice President and Director of Rexham
                                    Corporation; and former Director of Carolina Cooperative Federal Credit
                                    Union.

*WILLIAM WALT PETTIT:               Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; and Partner in the law firm of Holcomb and Pettit, P.A.

DAVID M. RICHARDSON:                Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Vice Chair and former Executive Vice
                                    President, DHR International, Inc. (executive recruitment); former
                                    Senior Vice President, Boyden International Inc. (executive recruit ment); and Director, Commerce and Industry Association of New Jersey,
                                    411 International, Inc., and J&M Cumming Paper Co.

RUSSELL A.
SALTON, III MD:                     Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; Medical Director, U.S. Health Care/Aetna Health
                                    Services; and former Managed Health Care Consultant; former
                                    President, Primary Physician Care.

MICHAEL S. SCOFIELD:                Trustee of the Trusts; Trustee or Director of all other Evergreen
                                    Keystone funds; and Attorney, Law Offices of Michael S. Scofield.

RICHARD J. SHIMA:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Chairman, Environmental Warranty, Inc.
                                    (insurance agency); Executive Consultant, Drake Beam Morin, Inc.
                                    (executive outplacement); Director of Connecticut Natural Gas Corpora tion, Hartford Hospital, Old State House Association, Middlesex Mutual
                                    Assurance Company, and Enhance Financial Services, Inc.; Chairman,
                                    Board of Trustees, Hartford Graduate Center; Trustee, Greater Hartford
                                    YMCA; former Director, Vice Chairman and Chief Investment Officer,
                                    The Travelers Corporation; former Trustee, Kingswood-Oxford School;
                                    and former Managing Director and Consultant, Russell Miller, Inc.

ANDREW J. SIMONS:                   Trustee of the Trusts, other than TETFT; Trustee or Director of 28 other
                                    Evergreen Keystone funds; Partner, Farrell, Fritz, Caemmerer, Cleary,
                                    Barnosky & Armentano, P.C.; Adjunct Professor of Law and former
                                    Associate Dean, St. John's University School of Law; Adjunct Professor
                                    of Law, Touro College School of Law; and former President, Nassau
                                    County Bar Association.

ROBERT J. JEFFRIES:                 Trustee Emeritus of 12 Evergreen Keystone Funds and Corporate
                                    Consultant since 1967.

JOHN J. PILEGGI:                    President and Treasurer of the Trusts; President and Treasurer of all
                                    other Evergreen Keystone funds; Senior Managing Director, Furman
                                    Selz LLC since 1992; Managing Director from 1984 to 1992; Consultant to BISYS Fund Services since 1996; 230 Park Avenue, Suite 910, New
                                    York, NY.

GEORGE O. MARTINEZ:                 Secretary of the Trusts; Secretary of all other Evergreen Keystone funds; Senior Vice President and Director of Administration and
                                    Regulatory Services, BISYS Fund Services; Vice President/Assistant
                                    General  Counsel, Alliance Capital Management from 1988 to 1995;
                                    3435 Stelzer Road, Columbus, Ohio.


     * This Trustee may be considered an "interested person" of the Funds within the meaning of the 1940 Act.

     For the fiscal year ended March 31, 1997, none of the Trustees or officers of the Funds received any direct remuneration from the California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds. For the fiscal period ending March 31, 1997, Independent Trustees of the New Jersey Fund received $2,148 in retainers and fees. For the year ending March 31, 1997, fees paid to Independent Trustees on a fund complex wide basis (which included approximately 60 mutual funds) were approximately $846,350. With the exception of the Massachsuetts Fund, on August 29, 1997, the Trustees and officers of the Trusts, as a group, beneficially owned less than 1% of each Funds' then outstanding shares. Trustees and officers of the Trusts, as a group, beneficially owned 2.8% of the Massachsuetts Fund's outstanding shares as of August 29, 1997.

     Except as set forth above, the address of all the Trusts' Trustees and officers is 200 Berkeley Street, Boston, Massachusetts 02116-5034.

     Set forth below for each of the Trustees receiving in excess of $60,000 for the fiscal period of April 1, 1996 through March 31, 1997 is the aggregate compensation paid to such Trustee by the EvergreenKeystone Funds:


                                                     Total Compensation
                                                     From Fund Complex
NAME                                                 PD. TO TRUSTEE

James S. Howell                                      $66,000
Russell A Salton, III M.D.                           $61,000
Michael S. Scofield                                  $61,000

--------------------------------------------------------------------------------

                               INVESTMENT ADVISERS

--------------------------------------------------------------------------------


     Subject to the general  supervision of each Trust's Board of Trustees,  the
Funds'   investment   advisers  provide   investment   advice,   management  and
administrative services to each Fund.

     On December 11, 1996, the predecessor corporation to First Union Keystone, Keystone Investments, Inc. ("Keystone Investments") and indirectly each subsidiary of Keystone Investments, including Keystone, were acquired (the "Acquisition") by FUNB, a wholly-owned subsidiary of First Union Corporation ("First Union"). Keystone Investments was acquired by FUNB by merger into a wholly-owned subsidiary of FUNB, which entity then assumed the name "First Union Keystone, Inc." and succeeded to the business of the predecessor corporation. Contemporaneously with the Acquisition, each Fund other than the New Jersey Fund entered into a new investment advisory agreement with Keystone and into a principal underwriting agreement with EKD, a wholly-owned subsidiary of The BYSIS Group, Inc. The new investment advisory agreements between KSTFF, KSTFFII and Keystone were approved by the shareholders of each Fund on December 9, 1996, and became effective on December 11, 1996.

     First Union Keystone (and each of its subsidiaries, including Keystone) is indirectly owned by First Union. First Union is headquartered in Charlotte, North Carolina, and had $137 billion in consolidated assets as of March 31, 1997. First Union and its subsidiaries provide a broad range of financial services to individuals and businesses throughout the United States. CMG, Keystone and Evergreen Asset Management Corp., a wholly-owned subsidiary of FUNB, manage or otherwise oversee the investment of over $62 billion in assets as of March 31, 1997 belonging to a wide range of clients, including the Evergreen Keystone funds.

     Pursuant to the advisory agreements (the "Advisory Agreements") between the Trusts and their respective investment advisers, and subject to the supervision of the appropriate Trust's Board of Trustees, Keystone and CMG furnishes to each Fund investment advisory, management and administrative services, office facilities, and equipment in connection with its services for managing the investment and reinvestment of each Fund's assets. Keystone and CMG pay for all of the expenses incurred in connection with the provision of its services.

     Each Fund pays for all charges and expenses, other than those specifically referred to as being borne by Keystone or CMG, including, but not limited to,
(1) custodian charges and expenses; (2) bookkeeping and auditors' charges and expenses; (3) transfer agent charges and expenses; (4) fees and expenses of Independent Trustees; (5) brokerage commissions, brokers' fees and expenses; (6) issue and transfer taxes; (7) costs and expenses under the Distribution Plan;
(8) taxes and trust fees payable to governmental agencies; (9) the cost of share certificates; (10) fees and expenses of the registration and qualification of such Fund and its shares with the SEC or under state or other securities laws;
(11) expenses of preparing, printing and mailing prospectuses, statements of additional information, notices, reports and proxy materials to shareholders of such Fund; (12) expenses of shareholders' and Trustees' meetings; (13) charges and expenses of legal counsel for such Fund and for the Independent Trustees of the Trust on matters relating to such Fund; (14) charges and expenses of filing annual and other reports with the SEC and other authorities; and all extraordinary charges and expenses of such Fund.

     The California, Florida, Massachusetts, Missouri, New York and Pennsylvania Funds each pay Keystone a fee for its services at the annual rate of:

                                                           Aggregate Net Asset
Management                                                        Value of the
FEE                                                         SHARES OF THE FUND

0.55%    of the first                                     $  50,000,000, plus
0.50%    of the next                                      $  50,000,000, plus
0.45%    of the next                                      $ 100,000,000, plus
0.40%    of the next                                      $ 100,000,000, plus
0.35%    of the next                                      $ 100,000,000, plus
0.30%    of the next                                      $ 100,000,000, plus
0.25%    of amounts over                                  $ 500,000,000.

     Keystone's fee is computed as of the close of business each business day and payable monthly.

     Under its Advisory Agreements, any liability of Keystone in connection with rendering services thereunder is limited to situations involving its willful misfeasance, bad faith, gross negligence or reckless disregard of its duties.

     The New Jersey Fund pays CMG a fee for its services equal to 0.50 of 1% of the average daily net asets up to $500 million, 0.45 of 1% of the next $500 million of assets, 0.40 of 1% of assets in excess of $1 billion but not exceeding $1.5 billion, and 0.35 of 1% of assets in excess of $1.5 billion.

     The Advisory Agreements continue in effect for two years from their respective effective dates and, thereafter, from year to year only if approved at least annually by the Board of Trustees of a Trust or by a vote of a majority of a Fund's outstanding shares (as defined in the 1940 Act). In either case, the terms of a Advisory Agreement and continuance thereof must be approved by the vote of a majority of the Independent Trustees cast in person at a meeting called for the purpose of voting on such approval. An Advisory Agreement may be terminated, without penalty, on 60 days' written notice by the Trust's Board of Trustees or by a vote of a majority of outstanding shares. An Advisory Agreement will terminate automatically upon its "assignment" as that term is defined in the 1940 Act.

     Keystone has voluntarily limited the expenses of the Class A, Class B and Class C shares of each Fund advised by it to 0.75%, 1.50%, and 1.50% of average daily net assets, respectively. Keystone currently intends to continue the foregoing expense limitations on a calendar month-by-month basis. Keystone will periodically evaluate the expense limitations and may modify or terminate them in the future. Keystone would not be required to make such reimbursement to any Fund to the extent it would result in the Fund's inability to qualify as a regulated investment company under the Code.

--------------------------------------------------------------------------------

                              PRINCIPAL UNDERWRITER

--------------------------------------------------------------------------------

     Each Trust has entered into Principal Underwriting Agreements (each an "Underwriting Agreement") with EKD with respect to each class. EKD, which is not affiliated with First Union, replaces EKIS as KSTFF's and KSTFFII's principal underwriter. EKIS may no longer act as principal underwriter of such Trusts due to regulatory restrictions imposed by the Glass-Steagall Act upon national banks such as FUNB and their affiliates, that prohibit such entities from acting as the underwriters of mutual fund shares. While EKIS may no longer act as principal underwriter of the Trusts as discussed above, EKIS may continue to receive compensation from KSTFF and KSTFFII or EKD in respect of underwriting and distribution services performed prior to the termination of EKIS as principal underwriter. In addition, EKIS may also be compensated by EKD for the provision of certain marketing support services to EKD at an annual rate of up to .75% of the average daily net assets of a Fund, subject to certain restrictions.

     EKD, as agent, has agreed to use its best efforts to find purchasers for the shares. EKD may retain and employ representatives to promote distribution of the shares and may obtain orders from broker-dealers, and others, acting as principals, for sales of shares to them. The Underwriting Agreements provide that EKD will bear the expense of preparing, printing, and distributing advertising and sales literature and prospectuses used by it. EKD or EKIS, its predecessor, may receive payments from the Trusts pursuant to the Distribution Plans.

     All subscriptions and sales of shares by EKD are at the public offering price of the shares, which is determined in accordance with the provisions of each Trust's Declaration of Trust, By-Laws, current prospectuses and statement of additional information. All orders are subject to acceptance by the respective Trust and each Trust reserves the right, in its sole discretion, to reject any order received. Under the Underwriting Agreements, a Trust is not liable to anyone for failure to accept any order.

     Each Trust has agreed under the Underwriting Agreements to pay all expenses in connection with the registration of its shares with the Securities and Exchange Commission (the "Commission") and auditing and filing fees in connection with the registration of its shares under the various state "blue-sky" laws.

         EKD has agreed that it will, in all respects, duly conform with all state and federal laws applicable to the sale of the shares. EKD has also agreed that it will indemnify and hold harmless each Trust and each person who has been, is, or may be a Trustee or officer of a Trust against expenses reasonably incurred by any of them in connection with any claim, action, suit, or proceeding to which any of them may be a party that arises out of or is alleged to arise out of any misrepresentation or omission to state a material fact on the part of EKD or any other person for whose acts EKD is responsible or is alleged to be responsible, unless such misrepresentation or omission was made in reliance upon written information furnished by the respective Trust.

     Each Underwriting Agreement provides that it will remain in effect as long as its terms and continuance are approved annually (i) by a vote of a majority of the respective Trust's Independent Trustees, and (ii) by vote of a majority of the respective Trust's Trustees, in each case, cast in person at a meeting called for that purpose.

     Each Underwriting Agreement may be terminated, without penalty, on 60 days' written notice by the respective Board of Trustees or by a vote of a majority of outstanding shares subject to such agreement. Each Underwriting Agreement will terminate automatically upon its "assignment," as that term is defined in the 1940 Act.

     From time to time, if, in EKD's judgment, it could benefit the sales of shares, EKD may provide to selected broker-dealers promotional materials and selling aids, including, but not limited to, personal computers, related software, and data files.


--------------------------------------------------------------------------------

                                  ADMINISTRATOR

--------------------------------------------------------------------------------

     EKIS, a subsidiary of First Union Keystone, serves as administrator to the New Jersey Fund and is entitled to receive a fee based on the average daily net assets of the Fund at a rate based on the total assets of the mutual funds administered by EKIS for which CMG, Keystone or Evergreen Asset also serve as investment adviser, calculated in accordance with the following schedule: .050% of the first $7 billion; .035% on the next $3 billion; .030% on the next $5 billion; .020% on the next $10 billion; .015% on the next $5 billion; and .010% on assets in excess of $30 billion.


--------------------------------------------------------------------------------

                                SUB-ADMINISTRATOR

--------------------------------------------------------------------------------

     BISYS provides personnel to serve as officers of the Funds, and provides certain administrative services to the Funds pursuant to a sub-administrator agreement. For its services under that agreement, BISYS receives a fee based on the aggregate average daily net assets of the Funds. The subadministrator fee is calculated in accordance with the following schedule:



                               Aggregate Average Daily Net Assets Of  Funds For
                                          Which Any Affiliate Of FUNB Serves As
                                            Investment Adviser or Administrator
Sub-Administrator Fee          And for Which BISYS Serves as Sub- Administrator
--------------------------------------------------------------------------------

0.0100%                                          on the first $7 billion
0.0075%                                           on the next $3 billion
0.0050%                                          on the next $15 billion
0.0040%                               on assets in excess of $25 billion


     The total assets of the mutual funds for which FUNB affiliates also serve as investment advisers were approximately $29 billion as of March 31, 1997.

--------------------------------------------------------------------------------

                              DECLARATIONS OF TRUST

-------------------------------------------------------------------------------

MASSACHUSETTS BUSINESS TRUST

     Each Trust is a Massachusetts business trust established under a Declaration of Trust (the "Declaration of Trust" or "Declarations of Trust"). A Trust is similar in most respects to a business corporation. The principal distinction between a Trust and a corporation relates to the shareholder liability described below. A copy of each Trust's Declaration of Trust was filed as an exhibit to the Trust's Registration Statement. This summary is qualified in its entirety by reference to the Declarations of Trust.

DESCRIPTION OF SHARES

     Each Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest of classes of shares. Each share of a Fund represents an equal proportionate interest in such Fund with each other share of the Fund. Upon liquidation, Fund shares are entitled to a pro rata share of the Fund based on the relative net assets of each class.

SHAREHOLDER LIABILITY

     Pursuant to certain decisions of the Supreme Judicial Court of Massachusetts, shareholders of a Massachusetts business trust may, under certain circumstances, be held personally liable as partners for the obligations of the trust. If a Trust were held to be a partnership, the possibility of the shareholders incurring financial loss for that reason appears remote because each Trust's Declaration of Trust (1) contains an express disclaimer of shareholder liability for obligations of the Trust; (2) requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its Trustees; and (3) provides for indemnification out of Trust property for any shareholder held personally liable for the obligations of the Trust.

VOTING RIGHTS

     Under the terms of its Declaration of Trust, a Trust does not hold annual meetings. At meetings called for the initial election of Trustees or to consider other matter, shares of a Fund are entitled to one vote per share. Shares generally vote together as one class on all matters, except that each Fund has exclusive voting rights with respect to matters which affect only that Fund. Classes of shares of a Fund have equal voting rights except that each class of shares has exclusive voting rights with respect to its respective Distribution Plan. No amendment may be made to a Declaration of Trust that adversely affects any class of shares without the approval of a majority of the shares of that class. Shares have non-cumulative voting rights, which means that the holders of more than 50% of the shares voting for the election of Trustees can elect 100% of the Trustees to be elected at a meeting and, in such event, the holders of the remaining 50% or less of the shares voting will not be able to elect any Trustees.

     After the initial meeting to elect Trustees no further meetings of shareholders for the purpose of electing Trustees will be held, unless required by law, unless and until such time as less than a majority of the Trustees holding office have been elected by shareholders, at which time the Trustees then in office will call a shareholders' meeting for election of Trustees.

     Except as set forth above, the Trustees shall continue to hold office indefinitely, unless otherwise required by law, and may appoint successor Trustees. A Trustee may be removed from or cease to hold office (as the case may be) (1) at any time by two-thirds vote of the remaining Trustees; (2) when such Trustee becomes mentally or physically incapacitated; or (3) at a special meeting of shareholders by a two-thirds vote of the outstanding shares. Any Trustee may voluntarily resign from office.

LIMITATION OF TRUSTEES' LIABILITY

     Each Declaration of Trust provides that a Trustee shall be liable only for his own willful defaults and, if reasonable care has been exercised in the selection of officers, agents, employees or investment advisers, shall not be liable for any neglect or wrongdoing of any such person; provided, however, that nothing in the Declaration of Trust shall protect a Trustee against any liability for his willful misfeasance, bad faith, gross negligence or reckless disregard of his duties.

     The Trustees have absolute and exclusive control over the management and disposition of all assets of the Funds and may perform such acts as in their sole judgment and discretion are necessary and proper for conducting the business and affairs of a Trust or promoting the interests of a Trust and its Funds and the shareholders.

--------------------------------------------------------------------------------

                                    EXPENSES

--------------------------------------------------------------------------------

     The tables below list the total dollar amounts paid by the Funds for services rendered for the periods specified. For more information on specific expenses, see the "Investment Advisers", "Distribution Plans", "Principal Underwriter" and "Sales Charges" sections of the SAI.


                                                1997 FUND EXPENSES

                                                                                                               AGGREGATE DOLLAR
                                                                                                               AMOUNT OF
                                                                                            AGGREGATE DOLLAR   UNDERWRITING
                                     PERCENTAGE OF                                          AMOUNT OF          COMMISSIONS
                         ADVISORY    FUND AVERAGE   CLASS A      CLASS B         CLASS C    UNDERWRITING       RETAINED BY EKIS
                         FEES        NET ASSETS     12B-1 FEES   12B-1 FEES      12B-1 FEES COMMISSIONS        OR EKD
                         ==========  ============== ============ ==============  ========== =================  ==================
CALIFORNIA FUND(1)       $51,555     0.55%          $2,121       $66,054         $4,972     $133,966           $60,931
FLORIDA FUND(2)          $507,576    0.55%          $46,410      $469,958        $97,209    $683,260           $452,797
MASSACHUSETTS FUND(2)    $63,584     0.55%          $2,689       $67,185         $19,460    $97,579            $29,745
MISSOURI FUND(1)         $46,447     0.55%          $1,259       $64,269         $3,949     $96,918            $55,982
NEW JERSEY FUND(3)       $135,196    0.50%          $47,320      $25,809         N/A        N/A                N/A
------------------------ ----------  -------------- ------------ --------------  ---------- -----------------  ------------------
NEW YORK FUND(2)         $135,473    0.55%          $5,586       $166,682        $19,837    $236,114           $20,175
PENNSYLVANIA FUND(2)     $390,366    0.53%          $39,570      $343,818        $71,610    $504,459           $106,694
======================== ==========  ============== ============ ==============  ========== =================  ==================

(1) For fiscal  period of December 1, 1996 to March 31, 1997
(2) For fiscal year ended March 31, 1997
(3) For fiscal period of September 1, 1996 to March 31, 1997


                                    1996 FUND EXPENSES


                                                                 AGGREGATE
                                                                 DOLLAR AMOUNT
                                                AGGREGATE        OF
                                 PERCENTAGE     DOLLAR AMOUNT    UNDERWRITING
                                 OF FUND        OF               COMMISSIONS
                  ADVISORY       AVERAGE NET    UNDERWRITING     RETAINED BY
                  FEES           ASSETS         COMMISSIONS      EKIS OR EKD
                  ============== =============  ===============  ===============
CALIFORNIA FUND   $163,334(1)    0.55%          $341,589         $67,534
FLORIDA FUND      $557,537(2)    0.52%          $771,514         $213,167
MASSACHUSETTS
FUND              $62,760(2)     0.55%          $108,131         $18,234
MISSOURI FUND     $146,922(1)    0.55%          $230,925         $94,279
NEW JERSEY
FUND              $107,212(3)    0.50%          N/A              N/A
----------------- -------------- -------------  ---------------  ---------------
MASSACHUSETTS
FUND              $62,760(2)     0.55%          $108,131         $18,234
                  -------------- -------------  ---------------  ---------------
NEW YORK FUND     $118,589(2)    0.55%          $201,162         $201,162
PENNSYLVANIA      $402,467(2)    0.53%          $482,423         $482,423
FUND




                               1995 FUND EXPENSES


                                               AGGREGATE
                                               DOLLAR AMOUNT
                               AGGREGATE       OF
                PERCENTAGE     DOLLAR AMOUNT   UNDERWRITING
                OF FUND        OF              COMMISSIONS
 ADVISORY       AVERAGE NET    UNDERWRITING    RETAINED BY
 FEES           ASSETS         COMMISSIONS     EKIS OR EKD
 ============== =============  =============== =================
 $113,353(4)    0.55%          $170,600        $170,600
 $515,205(5)    0.52%          $740,118        $740,118

 $43,636(5)     0.55%          $88,538         $88,538
 $120,166(4)    0.55%          $165,772        $65,153

 $190,195(6)    0.50%          N/A             N/A
 -------------- -------------  --------------- -----------------

 $43,636(5)     0.55%          $88,538         $88,538
 -------------- -------------  --------------- -----------------
 $63,808(5)     0.55%          $88,538         $88,538
 $357,852(5)    0.54%          $474,847        $353,409


(1) For fiscal year ended November 30, 1996
(2) For fiscal year ended March 31, 1996
(3) For fiscal  period of March 1, 1996 to August 31,  1996
(4) For fiscal  year ended  November 30, 1995
(5) For fiscal year ended March 31, 1995
(6) For fiscal period of March 1, 1995 to February 28, 1996

     In accordance with voluntary expense limitations in effect during the fiscal year or period ended March 31, 1997, Keystone or CMG voluntarily reimbursed or waived fees for the California, Florida, Massachusetts, Missouri, New Jersey, New York, Pennsylvania and Funds in the amounts of $43,885, $160,819, $97,150, $46,528, $135,196, $106,560, and $169,740, respectively.

BROKERAGE COMMISSIONS

     The Funds paid no brokerage commissions during the fiscal years ended March 31, 1997 and 1996 and 1995.

--------------------------------------------------------------------------------

                 STANDARDIZED TOTAL RETURN AND YIELD QUOTATIONS

--------------------------------------------------------------------------------

TOTAL RETURN

     Total return quotations for a class of shares of a Fund as they may appear from time to time in advertisements are calculated by finding the average annual compounded rates of return over one, five and ten year periods, or the time periods for which such class of shares has been effective, whichever is relevant, on a hypothetical $1,000 investment that would equate the initial amount invested in the class to the ending redeemable value. To the initial investment all dividends and distributions are added, and all recurring fees charged to all shareholder accounts are deducted. The ending redeemable value assumes a complete redemption at the end of the relevant periods.

     The annual total returns for Class A shares of the Funds (including applicable sales charge) are as follows for the periods indicated:

                                                                                                      Commencement
                                  Five Years        Three Years       One Year                      Of Operations
NAME OF FUND                      ended 03/31/97    ended 03/31/97    ended 03/31/97                   to 03/31/97
------------                      --------------    --------------    --------------                   -----------
California Fund(1)                  N/A              4.28%              (0.55)%                           2.07%
Florida Fund(2)                     5.19%            4.30%              (1.41)%                           6.35%
Massachusetts Fund(3)               N/A              4.23%              (0.07)%                           1.51%
Missouri Fund(1)                    N/A              4.50%                0.22%                           2.66%
New Jersey Fund(4)                  5.74%            4.51%              (0.29)%                           6.03%
New York Fund(3)                    N/A              4.84%              (0.11)%                           2.60%
Pennsylvania Fund(5)                5.66%            4.25%                0.30%                           7.14%

-------------
(1)  Commenced  operations  on  February  1, 1994
(2)  Commenced  operations  on December 28, 1990
(3)  Commenced  operations  on February 4, 1994
(4)  Commenced operations on July 16, 1991
(5) Commenced operations on December 27, 1990

     The average annual total returns for Class B shares of the Funds are as follows for the periods indicated:

                                                                   Commencement
                              Three Years         One Year        Of Operations
NAME OF FUND                  ended 03/31/97    ended 03/31/97      to 03/31/97
------------                  --------------  ----------------      -----------
California Fund(1)             4.33%              (1.31)%              2.22%
Florida Fund(2)                4.35%              (2.16)%              3.92%
Massachusetts Fund(3)          4.23%              (0.72)%              1.59%
Missouri Fund(1)               4.45%              (0.51)%              2.57%
New Jersey Fund(4)             N/A                (1.25)%            (1.72)%
New York Fund(3)               4.87%              (0.95)%              2.61%
Pennsylvania Fund(2)           4.24%              (0.50)%              4.40%


-------------
(1)  Commenced  operations  on  February  1, 1994
(2)  Commenced  operations  on February 1, 1993
(3)  Commenced  operations  on  February 4, 1994
(4)  Commenced operations on January 30, 1996

         The average annual total returns for Class C shares of the Funds that offer Class C are as follows for the periods indicated:


                                                               Commencement
                             Three Years       One Year       Of Operations
NAME OF FUND               ended 03/31 97    ended 03/31/97     to 03/31/97
------------                -------------  ----------------     -----------
California Fund(1)            5.10%                 2.55%          2.96%
Florida Fund(2)               5.26%                 1.76%          4.31%
Massachusetts Fund(3)         5.07%                 3.14%          2.36%
Missouri Fund(1)              5.33%                 3.49%          3.39%
New York Fund(3)              5.77%                 3.14%          3.42%
Pennsylvania Fund(2)          5.15%                 3.49%          4.82%



-------------
(1) Commenced operations on February 1, 1994
(2) Commenced operations on February 1, 1993
(3) Commenced operations on February 4, 1994

     The average annual total return for Class Y shares of the New Jersey Fund was 4.74% for the year ended March 31, 1997 and 2.31% for the period of February 8, 1996 (Commencement of Operations) to March 31, 1997.


CURRENT YIELD AND TAX EQUIVALENT YIELD

     Current yield quotations as they may appear from time to time in advertisements will consist of a quotation based on a 30-day period ended on the date of the most recent balance sheet of a Fund, computed by dividing the net investment income per share earned during the period by the maximum offering price per share on the last day of the base period. Such yield will include income from sources other than municipal obligations, if any. For the 30-day period ended March 31, 1997, the current and tax-equivalent yields of the Funds are shown below. Tax equivalent yield is, in general, the current yield divided by a factor equal to one minus a stated income tax rate and reflects the yield a taxable investment would have to achieve in order to equal on an after-tax basis a tax-exempt yield.

     The tax equivalent yields for each class of the Funds for the an investor in the 31% federal tax bracket are as follows:


                           30-DAY YIELD                       TAX-EQUIVALENT YIELD

                     Class A      Class B        Class C       Class A         Class B         Class C
===================  ============ =============  ============= =============== ==============  ==============
California Fund      4.80%        4.28%          4.28%         6.96%           6.20%           6.20%
Florida Fund         5.06%        4.56%          4.56%         7.33%           6.61%           6.61%
Massachusetts        4.91%        4.38%          4.39%         7.12%           6.35%           6.36%
Fund
Missouri Fund        4.99%        4.48%          4.47%         7.23%           6.49%           6.48%
New Jersey Fund      4.94%        4.01%          N/A           7.16%           5.81%           N/A
New York Fund        4.80%        4.28%          4.27%         6.96%           6.20%           6.19%
Pennsylvania         4.96%        4.46%          4.46%         7.19%           6.46%           6.46%
Fund
===================  ============ =============  ============= =============== ==============  ==============


     The 30-day yield and tax-equivalent yield for Class Y shares of the New Jersey Fund were 5.07% and 7.35%, respectively.

     Any given yield or total return quotation should not be considered representative of the Fund's yield or total return for any future period.

--------------------------------------------------------------------------------

                              FINANCIAL STATEMENTS

--------------------------------------------------------------------------------


     The Funds' financial statements for the fiscal year or period ended March 31, 1997, and the report thereon of KPMG Peat Marwick LLP, are incorporated by reference herein from the Funds' Annual Report, as filed with the Commission pursuant to Section 30(d) of the 1940 Act and Rule 30d-1 thereunder.

     You may obtain a copy of each Fund's Annual Report without charge by writing to EKSC, P.O. Box 2121, Boston, Massachusetts 02106-2121, or by calling EKSC toll free at 1-800-343-2898.

--------------------------------------------------------------------------------

                             ADDITIONAL INFORMATION

--------------------------------------------------------------------------------


REDEMPTIONS IN KIND

     If conditions arise that would make it undesirable for the Funds to pay for all redemptions in cash, the Funds may authorized payment to be made in portfolio securities or other property. The Funds have obligated themselves, however, under the 1940 Act, to redeem for cash all shares presented for redemption by any one shareholder up to the lesser of $250,000 or 1% of the Fund's net assets in any 90-day period. Securities delivered in payment of redemptions would be valued at the same value assigned to them in computing the net asset value per share and would, to the extent permitted by law, be readily marketable. Shareholders receiving such securities would incur brokerage costs upon the securities' sale.

GENERAL

     State Street Bank and Trust Company, 225 Franklin Street, Boston, Massachusetts 02110, is the custodian (the "Custodian") of all securities and cash of the Trusts. The Custodian performs no investment management functions for the Trusts, but, in addition to its custodial services, is responsible for accounting and related record keeping on behalf of the Trusts.

     Except as otherwise stated in its prospectuses or required by law, each Trust reserves the right to change the terms of the offer stated in its prospectuses without shareholder approval, including the right to impose or change fees for services provided.

     No dealer, salesman or other person is authorized to give any information or to make any representation not contained in each Trust's prospectuses, statement of additional information or in supplemental sales literature issued by the Trust or EKD, and no person is entitled to rely on any information or representation not contained therein.

     The Funds' prospectuses and statement of additional information omit certain information contained in the registration statement filed with the Commission, a copy of which may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fee prescribed by the rules and regulations promulgated by the Commission.

     Set forth below is information with respect to each person,who, to each Fund's knowledge, owned beneficially or of record more than 5% of a class of each Fund's total outstanding shares and their aggregate ownership of each Class' total outstanding shares as of August 29, 1997.


Fund              Name and Address                             Class  % of Class
California        MLPF & S for the Sole Benefit                 A        10.04%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

California        MLPF & S for the Sole Benefit                 B        15.51%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

California        MLPF & S for the Sole Benefit                 C       34.98%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

California        Victor Edward Rylander                        C        9.50%
                  Lucille Rylander Co-TTEES
                  Victor & Lucille Rylander Trust
                  U/A DTD 09-18-96
                  4102 Caflur Ave
                  San Diego, CA 92117

California        Prudential Securities FBO                   C         6.11%
                  Rakesh C Gupta
                  Neelam Gupta CO-TTEES
                  FBO Gupta Family Living Trust 12/22/94
                  Hemet, CA 92544

California        Alex Brown & Sons Incorporated              C         5.79%
                  FBO 489-31533-14
                  PO Box 1346
                  Baltimore, MD 21203-1346

California        Alex Brown & Sons Incorporated              C         5.67%
                  FBO 489-30559-15
                  P O Box 1346
                  Baltimore, MD 21203-1346

California        Smith Barney Inc.                           C         5.67%
                  00154933343
                  388 Greenwich Street
                  New York, NY 10013

California        Richard B Smith                             C         5.48%
                  Doris M. Smith TTEE
                  Smith Trust
                  U/A DTD 4/8/93
                  4853 Mt Royal Court
                  San Diego, CA 92117-2917

Florida           MLPF&S for the sole benefit                 A        10.20%
                  of it customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr. E, 3rd Floor
                  Jacksonville, FL 32246-6484

Florida           MLPF&S for the sole benefit                 B        19.34%
                  of it customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr. E, 3rd Floor
                  Jacksonville, FL 32246-6484

Florida           MLPF&S for the sole benefit                 C        32.48%
                  of it customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr. E, 3rd Floor
                  Jacksonville, FL 32246-6484

Florida           Painewebber for the benefit of              C        6.96%
                  Betty J. Puskar Ttee
                  Betty J. Puskar Rev. Trust
                  708 Ocean Drive
                  Juno Beach, FL 33408-1911

Florida           Painewebber for the benefit of              C        5.14%
                  Wayne D. Rebertus Ttee
                  U/A/DTD 8/3/89
                  FBO Wayne D. Rebertus
                  720 NW 73 Terrace
                  Plantation, FL 33317-1028

Massachusetts     Richard Nakashian                           A        9.89%
                  P O Box 3150
                  Pocasset, MA 02559-3150

Massachusetts     Ida R Rodriguez                             A        7.62%
                  TR # 21528
                  Keystone Trust Company TTEE
                  58 Helen Rd
                  Needham, MA 02192-3934

Massachusetts     Robert M. Buddington                        A        7.50%
                  P.O. Box 549
                  S. Orleans, MA 02662-0549

Massachusetts     Bertha M. Beauchemin                        A        6.45%
                  TR #21843
                  Keystone Trust Company TTEE
                  299 Cambridge St.
                  Winchester, MA 0189-2389

Massachusetts     Margaret Vogel                              A        8.08%
                  TR #21720
                  Keystone Trust Company TTEE
                  865 Central Ave H403
                  Needham, MA 02192-1341

Massachusetts     Joann L. Lyndon                             B        6.73%
                  22 Glenbrook Rd.
                  Wellesley Hills, MA 02181-1428

Massachusetts     Bear Stearns Securities Corp.               C        11.03%
                  FBO 176-12556-19
                  1 Metrotech Center North
                  Brooklyn, NY 11201-3859

Massachusetts     Salvatore M Moscariello                     C         7.51%
                  Irene A Moscariello JT TEN
                  24 Van Norden Road
                  Reading, MA 01867-1244

Massachusetts     Malcolm F. Groves & Jean                    C         5.61%
                  N Groves Ttee Malcolm F
                  Groves Rev Liv Trust
                  U/A Dtd 05-18-94
                  80 Indian Hill Road.
                  Cummaquid, MA 02637

Missouri          MLPF & S for the Sole Benefit               A         10.99%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Missouri          BHC Securities, Inc.                        A         7.54%
                  FAO 54356697
                  Attn:  Mutual Funds Dept.
                  One Commerce Square
                  2005 Market STreet, Suite 1200
                  Philadelphia, PA  19103

Missouri          MLPF & S for the Sole Benefit               B        26.23%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Missouri          Painewebber for the Benefit of              C        16.01%
                  Dorothy K. Pruett Trustee
                  Dorothy K. Pruett Revocable
                  C/O Mid America Mortgage
                  8645 College Blvd
                  Overland Park, KS 66210

Missouri          Edward D. Jones and Co. F/A/O/              C        17.09%
                  Ronald Ralph Wilder Ttee
                  U/A DTD 07/26/88 for
                  EDJ# 642-02131-1-4
                  P.O. Box 2500
                  Maryland Heights, MO 63043-8500

Missouri          MLPF & S for the Sole Benefit               C        12.36%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL  32246-6484

New Jersey        First Union National Bank                   Y        81.08%
                  Trust Accounts
                  Attn: Ginny Batten CMG-1151-2
                  401 S. Tryon St., 3rd Floor
                  Charlotte, NC 28202-1911

New Jersey        First Union National Bank                   Y        17.90%
                  Trust Accounts
                  Attn: Ginny Batten
                  11th Floor, CMG-1151
                  301 S. Tryon St.
                  Charlotte, NC 28288-0002

New York          Prudential Securities Inc FBO               A         5.10%
                  Ms. Sandra M. Franck
                  345 W. 70th St., Apt 6F
                  New York, NY 10023-3554

New York          MLPF & S for the Sole Benefit               B        12.49%
                  of its Customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484


New York          Bear Stearns Securities Corp.               C        14.94%
                  FBO 626-60277-10
                  1 Metrotech Center North
                  Brooklyn, NY 11201-3857

New York          Henry W. Demoy                              C         5.36%
                  Patricia K. Demoy JT WROS
                  Rd. 2 King Road
                  Cambridge, NY 12816-9802

New York          Carol T Whitman                             C        11.40%
                  P O Box 43
                  Whippleville, NY 12995

New York          Carol L Moore                               C         8.52%
                  Rt 2 Box 1055
                  Chateaugay, NY 12920-9522

New York          MLPF&S for the sole                         C         5.96%
                  Benefit of its customers
                  Attn: Fund Administration
                  4800 Deer Lake Dr E, 3rd Fl.
                  Jacksonville, FL 32246-6484

New York          Elizabeth Frost                             C         5.06%
                  9 Heathcote Road
                  Scarsdale, NY 10583-4413

Pennsylvania      MLPF&S for the sole                         A         6.05%
                  benefit of its customers.
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Pennsylvania      MLPF&S for the sole                         B        10.11%
                  benefit of its customers.
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Pennsylvania      MLPF&S for the sole                         C        29.07%
                  benefit of its customers.
                  Attn: Fund Administration
                  4800 Deer Lake Dr E 3rd Fl
                  Jacksonville, FL 32246-6484

Pennsylvania      Painewebber FBO                             C         6.22%
                  Robert Couble
                  Debra K. Couble JT WROS
                  10506 old 22
                  Kutztown, PA 19530-8551


--------------------------------------------------------------------------------

                                   APPENDIX A

--------------------------------------------------------------------------------


                        KEYSTONE CALIFORNIA TAX FREE FUND

GENERAL

     California's economy is the largest among the 50 states and one of the largest in the world. The State's population of over 32 million represents over 12% of the total U.S. population and grew by 27% in the 1980's, and at about half that rate in the first half of the 1990s. Total personal income in the State, at an estimated $815 billion in 1996 -- a 13% increase in the last two years -- accounts for more than 12% of all personal income in the nation. Total civilian employment is over 14.3 million, the majority of which is in the service, trade and manufacturing sectors.

     From mid-1990 to late 1993, the State suffered a recession with the worst economic, fiscal and budget conditions since the 1930's. Construction, manufacturing (especially aerospace), and financial services, among others, were all severely affected, particularly in Southern California. Job losses were the worst of any post-war recession. Employment levels stabilized by late 1993 and steady growth has occurred since the start of 1994; pre-recession job levels were reached in 1996. Unemployment, while higher than the national average, has come down significantly from the January, 1994 peak of 10% and is now at the pre-recession level. Economic indicators show a steady recovery underway in California since the start of 1994, with greatest strength in manufacturing, high technology, exports, services, entertainment and tourism. However, the residential housing sector has been weaker than in previous recoveries. Any delay or reversal of the economic recovery may cause a recurrence of revenue shortfalls for the State.

CONSTITUTIONAL LIMITATIONS ON TAXES, OTHER CHARGES AND APPROPRIATIONS

     LIMITATION ON PROPERTY TAXES. Certain California municipal obligations may be obligations of issuers that rely in whole or in part, directly or indirectly, on ad valorem property taxes as a source of revenue. The taxing powers of California local governments and districts are limited by Article XIIIA of the California Constitution, enacted by the voters in 1978 and commonly known as "Proposition 13." Briefly, Article XIIIA limits to 1% of full cash value the rate of ad valorem property taxes on real property and generally restricts the reassessment of property to 2% per year, except upon new construction or change of ownership (subject to a number of exemptions). Taxing entities may, however, raise ad valorem taxes above the 1% limit to pay debt service on voter-approved bonded indebtedness.

     Under Article XIIIA, the basic 1% ad valorem tax levy is applied against the assessed value of property as of the owner's date of acquisition (or as of March 1, 1975, if acquired earlier), subject to certain adjustments. This system has resulted in widely varying amounts of tax on similarly situated properties. Several lawsuits have been filed challenging the acquisition-based assessment system of Proposition 13, and on June 18, 1992 the U.S. Supreme Court announced a decision upholding Proposition 13.

     Article XIIIA prohibits local governments from raising revenues through ad valorem property taxes above the 1% limit; it also requires voters of any governmental unit to give two-thirds approval to levy any "special tax." Court decisions, however, allowed non-voter approved levy of "general taxes" that were not dedicated to a specific use.

     LIMITATIONS ON OTHER TAXES, FEES AND CHARGES. On November 5, 1996, the voters of the State approved Proposition 218, called the "Right to Vote on Taxes Act." Proposition 218 added Articles XIIIC and XIIID to the State Constitution, which contain a number of provisions affecting the ability of local agencies to levy and collect both existing and future taxes, assessments, fees and charges.

     Article XIIIC requires that all new or increased local taxes be submitted to the electorate before they become effective. Taxes for general governmental purposes require a majority vote and taxes for specific purposes require a two-thirds vote. Further, any general purpose tax which was imposed, extended or increased without voter approval after December 31, 1994 must be approved by a majority vote within two years.

     Article XIIID contains several new provisions making it generally more difficult for local agencies to levy and maintain "assessments" for municipal services and programs. Article XIIID also contains several new provisions affecting "fees" and "charges", defined for purposes of Article XIIID to mean "any levy other than an ad valorem tax, a special tax, or an assessment, imposed by a [local government] upon a parcel or upon a person as an incident of property ownership, including a user fee or charge for a property related service." All new and existing property related fees and charges must conform to requirements prohibiting, among other things, fees and charges which generate revenues exceeding the funds required to provide the property related service or are used for unrelated purposes. There are new notice, hearing and protest procedures for levying or increasing property related fees and charges, and, except for fees or charges for sewer, water and refuse collection services (or fees for electrical and gas service, which are not treated as "property related" for purposes of Article XIIID), no property related fee or charge may be imposed or increased without majority approval by the property owners subject to the fee or charge or, at the option of the local agency, two-thirds voter approval by the electorate residing in the affected area.

     In addition to the provisions described above, Article XIIIC removes limitations on the initiative power in matters of local taxes, assessments, fees and charges. Consequently, local voters could, by future initiative, repeal, reduce or prohibit the future imposition or increase of any local tax, assessment, fee or charge. It is unclear how this right of local initiative may be used in cases where taxes or charges have been or will be specifically pledged to secure debt issues.

         The interpretation and application of Proposition 218 will ultimately be determined by the courts with respect to a number of matters, and it is not possible at this time to predict with certainly the outcome of such determinations. Proposition 218 is generally viewed as restricting the fiscal flexibility of local governments, and for this reason, some ratings of California cities and counties have been, and others may be, reduced.

         APPROPRIATION LIMITS. The State and its local governments are subject to an annual "appropriations limit" imposed by Article XIIIB of the California Constitution, enacted by the voters in 1979 and significantly amended by Propositions 98 and 111 in 1988 and 1990, respectively. Article XIIIB prohibits the State or any covered local government from spending "appropriations subject to limitation" in excess of the appropriations limit imposed. "Appropriations subject to limitation" are authorizations to spend "proceeds of taxes," which consist of tax revenues and certain other funds, including proceeds from regulatory licenses, user charges or other fees, to the extent that such proceeds exceed the cost of providing the product or service, but "proceeds of taxes" excludes most State subventions to local governments. No limit is imposed on appropriations of funds that are not "proceeds of taxes," such as reasonable user charges or fees, and certain other non-tax funds, including bond proceeds.

     Among the expenditures not included in the Article XIIIB appropriations limit are (1) the debt service cost of bonds issued or authorized prior to January 1, 1979, or subsequently authorized by the voters, (2) appropriations arising from certain emergencies declared by the Governor, (3) appropriations for certain capital outlay projects, (4) appropriations by the State of post 1989 increases in gasoline taxes and vehicle weight fees, and (5) appropriations made in certain cases of emergency.

     The appropriations limit for each year is adjusted annually to reflect changes in cost of living and population and any transfers of service
responsibilities   between   governmental   units.   The  definitions  for  such
adjustments were liberalized in 1990 to follow more closely growth in the State's economy.

     "Excess" revenues are measured over a two year cycle. Local governments must return any excess to taxpayers by rate reductions. The State must refund 50% paid to schools and community colleges. With more liberal annual adjustment factors since 1988, and depressed revenues for several years after 1990 because of the recession, few governments, including the State, are currently operating near their spending limits, but this condition may change over time. The State's 1996-97 Budget Act provides for State appropriations of more than $7 billion under the Article XIIIB limit. Local governments may by voter approval exceed their spending limits for up to four years.

     Because of the complex nature of Articles XIIIA, XIIIB, XIIIC and XIIID, of the California Constitution, the ambiguities and possible inconsistencies of their terms, and the impossibility of predicting future appropriations or changes in population and cost of living, and the probability of continuing legal challenges, it is not currently possible to determine fully the impact of these articles on California municipal obligations. It is not presently possible to predict the outcome of any pending litigation with respect to the ultimate scope, impact or constitutionality of these articles, or the impact of any such determinations upon State agencies or local governments, or upon their ability to pay debt service on their obligations. Future initiatives or legislative changes in laws or the California Constitution may also affect the ability of the State or local issuers to repay their obligations.

OBLIGATIONS OF THE STATE OF CALIFORNIA

     As of March 1, 1997, the State had approximately $17.7 billion of general obligation bonds outstanding, and $8.4 billion remained authorized but unissued. The State also had outstanding at March 1, 1997 $368 million of general obligation commercial paper notes which will be refunded into long-term bonds at a later date. In addition, at March 1, 1997, the State had lease-purchase obligations, payable from the State's General Fund, of approximately $6.1 billion. State voters approve $7.1 billion of new bond authorizations during 1996. In fiscal year 1995-1996, debt service on general obligation bonds and lease-purchase debt was approximately 5.2% of General Fund revenues. The State has paid the principal of and interest on its general obligation bonds, lease-purchase debt and short-term obligations when due.

RECENT FINANCIAL RESULTS

     The principal sources of General Fund revenues in 1995-1996 were the California personal income tax (45% of total revenues), the sales tax (34%), bank and corporation taxes (13%), and the gross Fund for Economic Uncertainties ("SFEU"), derived from General Fund revenues, as a reserve to meet cash needs of the General Fund. Because of the recession, the SFEU has not been funded for the past four years.

     GENERAL. Throughout the 1980's, State spending increased rapidly as the State population and economy also grew rapidly, including increased spending for many assistance programs to local governments, which were constrained by Proposition 13 and other laws. The largest State program is assistance to local public school districts. In 1988, an initiative (Proposition 98) was enacted which (subject to suspension by a two-thirds vote of the Legislature and the Governor) guarantees local school districts and community college districts a minimum share of State General Fund revenues (currently 35%).

     Since the start of 1990-91 Fiscal Year, the State has faced adverse economic, fiscal, and budget conditions. The economic recession seriously affected State tax revenues. It also caused increased expenditures for health and welfare programs. The State is also facing a structural imbalance in its budget with the largest programs supported by the General Fund (education, health, welfare and corrections) growing at rates higher than the growth rates for the principal revenue sources of the General Fund. These structural concerns will continue in future years with the expected need to increase capital and operating costs of the correctional system in response to a "Three Strikes" law enacted in 1994 which mandates life imprisonment for certain felony offenders.

     RECENT BUDGETS. As a result of these factors, among others, from the late 1980's until 1992-93, the State had a period of nearly chronic budget imbalance, with expenditures exceeding revenues in four out of six years, and the State accumulated and sustained a budget deficit in the budget reserve, the SFEU approaching $2.8 billion at its peak at June 30, 1993. Starting in the 1990-91 Fiscal Year and for five years thereafter, each budget required multi-billion dollar actions to bring projected revenues and expenditures into balance and to close large "budget gaps" which were identified. The Legislature and Governor eventually agreed on a number of different steps to produce Budget Acts in the Years 1991-92 to 1995-96 (although not all these actions occurred in each year), including:

     * significant cuts in health and welfare program expenditures;

     * transfers of program responsibilities and some funding sources from the state to local governments, coupled with some reduction in mandates on local government;

     * transfer of about $3.6 billion in annual local property tax revenues from cities, counties, redevelopment agencies and some other districts to local school districts, thereby reducing state funding for schools;

     * reduction in growth of support for higher education programs, coupled with increases in student fees;

     * revenue increases (particularly in the 1991-92 Fiscal Year budget), most of which were for a short duration;

     * increased reliance on aid from the federal government to offset the costs of incarcerating, educating and providing health and welfare services to undocumented aliens (although these efforts have produced much less federal aid than the State Administration had requested); and

     * various one-time adjustment and accounting changes.

     Despite these budget actions, the effects of the recession led to large unanticipated deficits in the SFEU, as compared to projected positive balances. By the start of the 1993-94 Fiscal Year, the accumulated deficit was so large (almost $2.8 billion) that it was impractical to budget to retire it in one year, so a two-year program was implemented, using the issuance of revenue anticipation warrants to carry a portion of the deficit over the end of the fiscal year. When the economy failed to recover sufficiently in 1993-94, a second two-year plan was implemented in 1994-95, to carry the final retirement of the deficit into 1995-96.

     The combination of stringent budget actions cutting State expenditures, and the turnaround of the economy by late 1993, finally led to the restoration of positive financial results. While General Fund revenues and expenditures were essentially equal in FY 1992-93 (following two years of excess expenditures over revenues), the General Fund had positive operating results in FY 1993-94 through FY 1995-96, which have reduced the accumulated budget deficit to less than $100 million as of June 30, 1996.

     The State Department of Finance estimated that the General Fund received revenues of about $46.3 billion in FY 1995-96, more than $2 billion higher than was originally expected, as a result of the strengthening economy. Expenditures totaled about $45.4 billion, also about $2 billion higher than budgeted, because, among other factors, the State Constitution requires disbursement of a percentage of revenues to local school districts and federal actions to reduce welfare costs and to pay for costs of illegal immigrants were not forthcoming to the extent expected.

     A consequence of the accumulated budget deficits in the early 1990's, together with other factors such as disbursement of funds to local school districts "borrowed" from future fiscal years and hence not shown in the annual budget, was to significantly reduce the state's cash resources available to pay its ongoing obligations. When the Legislature and the Governor failed to adopt a budget for the 1992-93 Fiscal Year by July 1, 1992, which would have allowed the state to carry out its normal annual cash flow borrowing to replenish its cash reserves, the State Controller was forced to issue approximately $3.8 billion of registered warrants ("IOUs") over a 2-month period to pay a variety of obligations representing prior years' or continuing appropriations, and mandates from court orders. Available funds were used to make constitutionally-mandated payments such as debt service on bonds and warrants.

     The State's cash condition became so serious that from late spring 1992 until 1995, the State had to rely on issuance of short-term notes which matured in a subsequent fiscal year to finance its ongoing deficit and pay current obligations. With the repayment of the last of these deficit notes in April, 1996, the State does not plan to rely further on external borrowing across fiscal years, but will continue its normal cash flow borrowing during a fiscal year.

     CURRENT BUDGET. The 1996-97 Budget Act was signed by the Governor on July 15, 1996, along with various implementing bills. The Legislature rejected the Governor's proposed 15% cut in personal income taxes (to be phased over three years), but did approve a 5% cut in bank and corporation taxes, to be effective for income years starting on January 1, 1997. Revenues for the Fiscal Year were estimated to total $47.643 billion, a 3.3 percent increase over the final estimated 1995-96 revenues. The Budget Act contains General Fund appropriations totaling $47.251 billion, a 4.0 percent increase over the final estimated 1995-96 expenditures.

         The following are principal features of the 1996-97 Budget Act:

     1. Funding for schools and community college districts increased by $1.65 billion total above revised 1995-96 levels. Almost half of this money was budgeted to fund class-size reductions in kindergarten and grades 1-3. Also, for the second year in a row, the full cost of living allowance (3.2 percent) was funded. The funding increases have brought K-12 expenditures to almost $4,800 per pupil, an almost 15% increase over the level prevailing during the recession years.

     2. Proposed cuts in health and welfare totaling $660 million. All of these cuts required federal law changes (including welfare reform, which was enacted), federal waivers, or federal budget appropriations in order to be achieved. Ultimate federal actions after enactment of the Budget Act will allow the State to save only about $360 million of this amount.

     3. A 4.9 percent increase in funding for the University of California and the California State University system, with no increases in student fees for the second consecutive year.

     4. The Budget Act assumed the federal government would provide approximately $700 million in new aid for incarceration and health care costs of illegal immigrants. These funds reduce appropriations in these categories that would otherwise have to be paid from the General Fund.

     With signing of the Budget Act, the State implemented its regular cash flow borrowing program with the issuance of $3.0 billion of Revenue Anticipation Notes to mature on June 30, 1997. The Budget Act appropriated a modest budget reserve in the SFEU of $305 million, as of June 30, 1997. The General Fund balance, however, still reflects $1.6 billion of "loans" which the General Fund made to local schools in the recession years, representing cash outlays above the mandatory minimum funding level. Settlement of litigation over these transactions in July 1996 calls for repayment of these loans over the period ending in 2001-02, about equally split between outlays from the General Fund and from schools' entitlements. The 1996-97 Budget Act contained a $150 million appropriation from the General Fund toward this settlement.

     The Department of Finance projected, when the Budget Act was passed, that, on June 30, 1997, the State's available internal borrowable (cash) resources will be $2.9 billion, after payment of all obligations due by that date, so that no external cross-fiscal year borrowing will be needed. The State will continue to rely on internal borrowing and intra-year external note borrowing to meet its cash flow requirements.

     The Department of Finance has reported that, based on stronger than expected revenues during the first six months of the 1996-97 fiscal year, reflecting the continued strength of the State's economic recovery, General Fund revenues for the full 1996-97 fiscal year will be almost $1 billion above projections, at about $48.4 billion. This is expected to be offset by required increased payments to schools, and lower than expected savings resulting from federal welfare reform actions and federal aid for illegal immigrants. As a result, the expected balance of the SFEU at June 30, 1997 has been slightly reduced to about $197 million, still the first positive balance in the decade of the 90's. The State has not yet given any prediction of how the federal welfare reform law will impact the State's finances, or those of its local agencies; the State is in the midst of making many decisions concerning implementation of the new welfare law.

     PROPOSED 1997-98 BUDGET. On January 9, 1997, the Governor released his proposed budget for FY 1997-98. Assuming continuing strength in the economy, the Governor projects General Fund revenues of $50.7 billion, and proposes expenditures of $50.3 billion, to leave a budget reserve in the SFEU of $550 million at June 30, 1998. The Governor proposed further programs to reduce class size in lower primary grades, using excess revenues from FY 1996-97. He also proposed a further cut in corporate taxes, and sweeping changes in public assistance programs to respond to the new federal welfare reform law.

     Although the State's strong economy is producing record revenues to the State government, the State's budget continues to be under stress from mandated spending on education, a rising prison population, and social needs of a growing population with many immigrants. These factors which limit State spending growth also put pressure on local governments. There can be no assurances that, if economic conditions weaken, or other factors intercede, the State will not experience budget gaps in the future.

BOND RATINGS

     The ratings on California's long-term general obligation bonds were reduced in the early 1990's from "AAA" levels which had existed prior to the recession. In 1996, Fitch and Standard & Poor's raised their ratings of California's general obligation bonds, which are currently assigned ratings of "A+" from Standard & Poor's, "A1" from Moody's and "A+" from Fitch. There can be no assurance that such ratings will be maintained in the future. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State of California, and that there is no obligation on the part of the State to make payment on such obligations in the event of default.

LEGAL PROCEEDINGS

     The State is involved in certain legal proceedings (described in the State's recent financial statements) that, if decided against the State, may require the State to make significant future expenditures or may substantially impair revenues.

OBLIGATIONS OF OTHER ISSUERS

     OTHER ISSUERS OF CALIFORNIA MUNICIPAL OBLIGATIONS. There are a number of state agencies, instrumentalities and political subdivisions of the State that issue municipal obligations, some of which may be conduit revenue obligations payable from payments from private borrowers. These entities are subject to various economic risks and uncertainties, and the credit quality of the securities issued by them may vary considerably from the credit quality of obligations backed by the full faith and credit of the State.

     STATE ASSISTANCE. Property tax revenues received by local governments declined more than 50% following passage of Proposition 13. Subsequently, the California Legislature enacted measures to provide for the redistribution of the State's General Fund surplus to local agencies, the reallocation of certain State revenues to local agencies and the assumption of certain governmental functions by the State to assist municipal issuers to raise revenues. Through 1990-91, local assistance (including public schools) accounted for around 75% of General Fund spending. To reduce State General Fund support for school districts, the 1992-93 and 1993-94 Budget Acts caused local governments to transfer a total of $3.9 billion of property tax revenues to school districts, representing loss of all the post-Proposition 13 "bailout" aid. The largest share of these transfers came from counties, and the balance from cities, special districts and redevelopment agencies. In order to make up part of this shortfall, the Legislature proposed, and voters approved, dedicating 0.5% of the sales tax to counties and cities for public safety purposes. In addition, the Legislature has changed laws to relieve local governments of certain mandates, allowing them to reduce costs.

     To the extent the State should be constrained by its Article XIIIB appropriations limit, or its obligation to conform to Proposition 98, or other fiscal considerations, the absolute level, or the rate of growth, of State assistance to local governments may continue to be reduced. Any such reductions in State aid could compound the serious fiscal constraints already experienced by many local governments, particularly counties. A number of other counties have indicated that their budgetary condition is extremely serious. In the 1995-96 and 1996-97 fiscal years, Los Angeles County, the largest in the State, had to make significant cuts in services and personnel, particularly in the health care system, in order to balance its budget. The County's debt was downgraded by Moody's and S&P in the summer of 1995. Orange County, which recently emerged from federal bankruptcy protection, has substantially reduced services and personnel in order to live within much reduced means.

     Counties and cities may face further budgetary pressures as a result of changes in welfare and public assistance programs, which will have to be enacted by June, 1997 in order to comply with the federal welfare reform law. It is now yet known how the State's legislation will turn out and what its overall impact will be on local government finances.

     ASSESSMENT BONDS. California municipal obligations that are assessment bonds may be adversely affected by a general decline in real estate values or a slowdown in real estate sales activity. In many cases, such bonds are secured by land that is undeveloped at the time of issuance, but anticipated to be developed within a few years after issuance. In the event of such reduction or slowdown, such development may not occur or may be delayed, thereby increasing the risk of a default on the bonds. Because the special assessments or taxes securing these bonds are not the personal liability of the owners of the property assessed, the lien on the property is the only security for the bonds. Moreover, in most cases the issuer of these bonds is not required to make payments on the bonds in the event of delinquency in the payment of assessments or taxes, except from amounts, if any, in a reserve fund established for the bonds.

     CALIFORNIA LONG-TERM LEASE OBLIGATIONS. Certain California long-term lease obligations, though typically payable from the general fund of the municipality, are subject to "abatement" in the event the facility being leased is unavailable for beneficial use and occupancy by the municipality during the term of the lease. Abatement is not a default, and there may be no remedies available to the holders of the certificates evidencing the lease obligation in the event abatement occurs. The most common cases of abatement are failure to complete construction of the facility before the end of the period during which lease payments have been capitalized and uninsured casualty losses to the facility (e.g. due to earthquake). In the event abatement occurs with respect to a lease obligation, lease payments may be interrupted (if all available insurance proceeds and reserves are exhausted) and the certificates may not be paid when due.

     Several years ago the Richmond Unified School District (the "District") entered into a lease transaction in which certain existing properties of the District were sold and leased back in order to obtain funds to cover operating deficits. Following a fiscal crisis in which the District's finances were taken over by a State receiver (including a brief period under bankruptcy court protection), the District failed to make rental payments on this lease, resulting in a lawsuit by the Trustee for the Certificate of Participation holders, in which the State was a named defendant (on the grounds that it controlled the District's finances). One of the defenses raised in answer to this lawsuit was the invalidity of the District's lease. The trial court upheld the validity of the lease, and the case has subsequently been settled. Any judgment in a similar case against the position taken by the Trustee may have adverse implications for lease transactions of a similar nature by other California entities.

OTHER CONSIDERATIONS

     The repayment of industrial development securities secured by real property may be affected by California laws limiting foreclosure rights of creditors. Securities backed by health care and hospital revenues may be affected by changes in State regulations governing cost reimbursements to health care providers under Medi-Cal (the State's Medicaid program), including risks related to the policy of awarding exclusive contracts to certain hospitals.

     Limitations on AD VALOREM property taxes may particularly affect "tax allocation" bonds issued by California redevelopment agencies. Such bonds are secured solely by the increase in assessed valuation of a redevelopment project area after the start of redevelopment activity. In the event that assessed values in the redevelopment project decline (e.g. because of major natural disaster such as an earthquake), the tax increment revenue may be insufficient to make principal and interest payments on these bonds. Both Moody's and S&P suspended ratings on California tax allocation bonds after the enactment of Articles XIIIA and XIIIB, and only resumed such ratings on a selective basis.

     Proposition 87, approved by California voters in 1988, requires that all revenues produced by a tax rate increase go directly to the taxing entity that increased such tax rate to repay that entity's general obligation indebtedness. As a result, redevelopment agencies (which typically are the issuers of tax allocation securities) no longer receive an increase in tax increment when taxes on property in the project area are increased to repay voter-approved bonded indebtedness.

     The effect of these various constitutional and statutory changes upon the ability of California municipal securities issuers to pay interest and principal on their obligations remains unclear. Furthermore, other measures affecting the taxing or spending authority of California or its political subdivisions may be approved or enacted in the future. Legislation has been or may be introduced that would modify existing taxes or other revenue raising measures or that either would further limit or, alternatively, would increase the abilities of state and local governments to impose new taxes or increase existing taxes. It is not presently possible to predict the extent to which any such legislation will be enacted. Nor is it presently possible to determine the impact of any such legislation on California municipal obligations in which the Fund may invest, future allocations of state revenues to local governments or the abilities of state or local governments to pay the interest on, or repay the principal of, such California municipal obligations.

     Substantially all of California is within an active geologic region subject to major seismic activity. Northern California in 1989 and Southern California in 1994 experienced major earthquakes causing billions of dollars in damages. The federal government provided more than $13 billion in aid for both earthquakes, and neither event is expected to have any long-term negative economic impact. Any security in the California Fund could be affected by an interruption of revenues because of damaged facilities, or, consequently, income tax deductions for casualty losses or property tax assessment reductions. Compensatory financial assistance could be constrained by the inability of (i) an issuer to have obtained earthquake insurance coverage at reasonable rates;
(ii) an insurer to perform on its contracts of insurance in the event of widespread losses; or (iii) the federal or State governments to appropriate sufficient funds within their respective budget limitations.


                         KEYSTONE FLORIDA TAX FREE FUND

REVENUES

     The State accounts for its receipts using fund accounting. It has established the General Revenue Fund, the Working Capital Fund and various other trust funds, which are maintained for the receipt of monies which under law or trust agreements must be maintained separately.

     The General Revenue Fund consists of all monies received by the State from every source whatsoever which are not allocable to the other funds. Major sources of tax revenues for the General Revenue Fund are the sales and use tax, the corporate income tax, and the intangible personal property tax, which are projected for fiscal year 1997-98 to amount to 71%, 8% and 4%, respectively, of the total receipts of that fund.

     The Florida Constitution and its statutes mandate that the State budget as a whole and each separate fund within the State budget be kept in balance from currently available revenues for each fiscal year.

SALES AND USE TAX

     The greatest single source of tax receipts in Florida is the sales and use tax, which is projected to amount to $11.7 billion for fiscal year 1997-98. The sales tax is 6% of the sales price of tangible personal property sold at retail in the state. The use tax is 6% of the cash price or fair market value of tangible personal property when it is not sold but is used, or stored for use, in the State. In other words, the use tax applies to the use of tangible personal property in Florida, which was purchased in another state but would have been subject to the sales tax if purchased in Florida. Approximately 10% of the sales tax is designated for local governments and is distributed to the respective counties in which collected for use by such counties and municipalities therein. In addition to this distribution, local governments may (by referendum) assess a 1% sales surtax within their county. Proceeds from this local option sales surtax can be earmarked for funding countywide bus and rapid transit systems, local infrastructure construction and maintenance, medical care for indigents and capital projects for county school districts as set forth in
Section 212.055(2), of the Florida Statutes.

     The two taxes, sales and use, stand as complements to each other, and taken together provide a uniform tax upon either the sale at retail or the use of all tangible personal property irrespective of where it may have been purchased. The sales tax also includes a levy on the following: (I) rentals on tangible personal property and accommodations in hotels, motels, some apartments, offices, real estate, parking and storage places in parking lots, garages and marinas for motor vehicles or boats; (ii) admissions to places of amusements, most sports and recreation events; (iii) utilities, except those used in homes; and (iv) restaurant meals and expendables used in radio and television broadcasting. Exemptions include: groceries; medicines; hospital rooms and meals; seeds, feeds, fertilizers and farm crop protection materials; purchases by religious, charitable and educational nonprofit institutions; professional services, insurance and certain personal service transactions; newspapers; apartments used as permanent dwellings; and kindergarten through community college athletic contests or amateur plays.

OTHER STATE TAXES

     Other taxes which Florida levies include the motor fuel tax, corporate income tax, intangible property tax, documentary stamp tax, gross receipts utilities tax and severance tax on the production of oil and gas and the mining of solid minerals, such as phosphate and sulfur.

LOCAL GOVERNMENT DEBT

     Numerous government units, counties, cities, school districts and special taxing districts, issue general obligation bonds backed by their taxing power. State and local government units may issue revenue obligations, which are supported by the revenues generated from the particular projects or enterprises. Examples include obligations issued to finance the construction of water and sewer systems, health care facilities and educational facilities. In some cases, sewer or water revenue obligations may be additionally secured by the full faith and credit of the State.

OTHER FACTORS

     The performance of the obligations issued by Florida, its municipalities, subdivisions and instrumentalities are in part tied to state-wide, regional and local conditions within Florida. Adverse changes to state-wide, regional or local economies may adversely affect the creditworthiness of Florida, its municipalities, etc. Also, some revenue obligations may be issued to finance construction of capital projects which are leased to nongovernmental entities. Adverse economic conditions might affect those lessees' ability to meet their obligations to the respective governmental authority which in turn might jeopardize the repayment of the principal of, or the interest on, the revenue obligations.


                      KEYSTONE MASSACHUSETTS TAX FREE FUND

     The Commonwealth of Massachusetts and certain of its cities and towns and public bodies have experienced in the past, and may experience in the future, financial difficulties that may adversely affect their credit standing. The prolonged effects of such financial difficulties could adversely affect the market value of the municipal securities held by the Massachusetts Fund. The information summarized below describes some of the more significant factors that could affect the Massachusetts Fund or the ability of the obligors to pay debt service on certain of the securities. The sources of such information are the official statement of issuers located in the Commonwealth of Massachusetts as well as other publicly available documents, and statements of public officials. The Massachusetts Fund has not independently verified any of the information contained in such statements and documents but the Massachusetts Fund is not aware of facts which would render such information inaccurate.

GENERAL

     The Commonwealth's constitution requires, in effect, that its budget, though not necessarily its operating expenditures and revenue, be balanced each year. In addition, the Commonwealth has certain budgetary procedures and fiscal controls in place that are designed to ensure that sufficient cash is available to meet the Commonwealth's obligations, that state expenditures are consistent with periodic allotments of annual appropriations and that funds are expended consistent with statutory and public purposes. The condition of the three principal operating funds (the General Fund, the Local Aid Fund and the Highway
Fund), viewed on a consolidated basis, is generally regarded as the principal indicator of whether the Commonwealth's operating revenues and expenses are in balance.

     Although  the  Commonwealth  experienced  an economic  slowdown  during the recession of 1990 to 1991, budgeted expenditures for fiscal 1992 were approximately $13.416 billion, while budgeted revenues and other sources for that year were approximately $13.728 billion, including tax revenues of approximately $9.484 billion. Budgeted expenditures in fiscal 1992 were approximately $300 million higher than July, 1991 estimates of budgeted expenditures. The budgeted operating funds ended fiscal 1992 with a combined balance of $549.4 million.

     Budgeted revenues and other sources in fiscal 1993 were approximately $14.710 billion, including tax revenues of approximately $9.930 billion. Budgeted expenditures and other uses in fiscal 1993 were approximately $14.696 billion. Furthermore, total revenues and other sources for fiscal 1993 increased approximately 6.9% from fiscal 1992, while tax revenues increased by 4.7% for the same period. Budgeted expenditures and other uses in fiscal 1993 were approximately 9.6% higher than fiscal 1992 expenditures and other uses. Fiscal 1993 budgeted expenditures were $23 million lower than estimated in July 1992. As of 1993 fiscal year end, the Commonwealth had aggregated balances of approximately $562.5 million in the budgeted operating funds, including a combined balance of $452.1 million in the stabilization and undesignated general funds.

     In June 1993, new comprehensive education reform legislation was enacted. This legislation required annual increases in expenditures for education purposes above fiscal 1993 base spending of $1.289 billion, estimated at approximately $175 million in fiscal 1994, $396 million in fiscal 1995, $629 million in fiscal 1996, and $881 million in fiscal 1997, with additional annual increases anticipated in later years. The fiscal 1994, 1995, 1996 and 1997 budgets have fully funded the requirements imposed by this legislation. Municipalities and agencies of the Commonwealth are experiencing the same economic effects. Moreover, they are affected by the financial condition of the Commonwealth, because they receive substantial funding from the Commonwealth.

     The  fiscal  1994  budget  provided  for  expenditures  and  other  uses of approximately $15.523 billion, an increase of 5.6% over fiscal 1993 levels. Budgeted revenues and other sources for fiscal 1994 were approximately $15.55 billion. This amount included tax revenues of approximately $10.607 billion, which is 6.8% higher than fiscal 1993 tax revenues. 1994 tax revenues were approximately $87 million below the Department of Revenue's estimate of $10.694 billion. Total revenues and other sources were approximately 5.7% higher than fiscal 1993 levels. Fiscal 1994 ended with a combined balance of approximately $589.3 million in the budgeted operating funds.

     Fiscal 1995 tax revenue collections were approximately $11.163 billion, approximately $12 million above the Department of Revenue's revised fiscal year 1995 tax revenue estimate of $11.151 billion and approximately $556 million, or 5.2%, above fiscal 1994 tax revenues of $10.607 billion. Budgeted revenues and other sources, including non-tax revenues, collected in fiscal 1995 were approximately $16.387 billion, approximately $837 million, or 5.4%, above the fiscal 1994 budgeted revenues of $15.55 billion. Budgeted expenditures and other uses of funds in fiscal 1995 were approximately $16.251 billion, approximately $728 million, or 4.7%, above fiscal 1994 budgeted expenditures and uses of $15.523 billion. The Commonwealth ended fiscal 1995 with a combined fund balance of $726 million. As calculated by the Comptroller, the amount of surplus funds (as so defined) for fiscal 1995 was approximately $94.9 million, of which $55.9 million was available to be carried forward as a beginning balance for fiscal 1996. Of the balance approximately $27.9 million was deposited in the
Stabilization Fund, and approximately $11.1 million was deposited in the Cost Relief Fund.

     Budgeted revenues and other sources for fiscal 1996 totaled approximately $17.328 billion, including tax revenues of approximately $12.049 billion. From fiscal 1995 to fiscal 1996, budgeted revenues and other sources increased by approximately 5.7%, while tax revenues increased by approximately 7.9% for the same period. The Department of Revenue believes that the strong tax revenue growth in fiscal 1996 was due partly to one-time factors which may not recur in fiscal 1997 and which have been incorporated into the Department's forecast for fiscal 1997 tax revenues. Such factors include the rise in the stock and bond markets in calendar 1995, which may have created unusually large capital gains and corresponding increases in personal income tax payments in fiscal 1996. Budgeted expenditures and other uses in fiscal 1996 were approximately $16.881 billion, an increase of approximately $630.6 million, or 3.9%, over fiscal 1995 budgeted expenditures and other uses of $16.251 billion. The Commonwealth ended the 1996 fiscal year with a combined balance of approximately $1.172 billion in the budgeted operating funds.

     Approximately $177.4 million was transferred to the Stabilization Fund at the end of fiscal 1996, bringing that Fund balance to approximately $625.0 million, which exceeded the amount of $543.3 million that can remain in the Stabilization Fund by law. Under state law, year-end surplus amounts in excess of the amount that can remain in the Stabilization Fund are transferred to the Tax Reduction Fund, to be applied, subject to legislative appropriation, to the reduction of personal income taxes. Of the $177.4 million transferred to the Stabilization Fund in fiscal 1996, $81.7 million was subsequently transferred to the Tax Reduction Fund and the 1996 balance in the Tax Reduction Fund as calculated by the Comptroller, was approximately $231.7 million. Pursuant to fiscal 1996 supplemental appropriations legislation signed by the Governor on July 30, 1996, approximately $150 million was appropriated from the Tax
Reduction Fund for personal income tax reductions in fiscal 1997, to be implemented by a temporary increase in the amount of the personal exemption allowable for the 1996 taxable year. On September 15, 1996 the Governor filed legislation proposing to use the full amount in the Tax Reduction Fund to increase the personal income tax exemption for the 1996 tax year, but this legislation was not enacted in the 1996 legislative session.

     The final fiscal 1996 appropriation bills approved by the Governor on July 30, 1996 and August 10, 1996 contained approximately $246.9 million in fiscal 1996 appropriations, $38.2 million in fiscal 1997 appropriations and $221.7 million in fiscal 1996 appropriations continued for use in fiscal 1997. Amounts carried forward from fiscal 1995 and deposited in the Cost Relief Fund were appropriated in these bills for further subsidies to local government units.

     The fiscal 1997 budget, as signed into law by the Governor on June 30, 1996, provides for estimated expenditures and other uses of approximately $17.704 billion, an $823 million, or 4.9%, increase over fiscal 1996 spending. The fiscal 1997 budget includes a spending increase of approximately $254 million to continue funding the comprehensive educational reform legislation enacted in 1993. Budgeted revenues and other sources to be collected in fiscal 1997 are estimated to be approximately $17.394 billion. This amount includes a revised estimate of fiscal 1997 tax revenues of $12.307 billion, which is approximately $257 million, or 2.1%, higher than fiscal 1996 tax revenues, and is $184 million higher than the October 1996 estimate of $12.123 billion. The combined ending fund balances for fiscal year 1997 are estimated at approximately $863 million, which is $309 million below the fiscal 1996 year-end fund balance. Approximately $255 million of the $309 million is attributable to non-recurring factors, the largest of which is the $150 million personal income tax reduction.

     On January 23, 1997, the Governor filed legislation to appropriate the remaining balance of approximately $85 million in the Tax Reduction Fund for an additional temporary personal exemption increase during the 1997 taxable year. As a result, the $85 million in tax cuts initially proposed by the Governor for fiscal 1997 are now estimated to occur in fiscal 1998. Based on preliminary figures, through February 1997, fiscal 1997 tax revenue collections have totaled approximately $7.903 billion, approximately $602 million, or 8.3%, greater than tax revenue collections for the same period in fiscal 1996. Tax revenue collections to date are approximately $227 million above the midpoint of the benchmark range set by the Department of Revenue, based on the current fiscal 1997 tax collection estimate of $12.307 billion, and are approximately $155 million above the top of such benchmark range.

     The Governor's fiscal 1998 budget recommendation, which was submitted to the Legislature on January 22, 1997, calls for budgeted expenditures of approximately $18.15 billion or total spending of $18.224 billion, which represents a $520 million, or 2.9%, increase over estimated fiscal 1997 expenditures and other uses of $17.704 billion. Budgeted revenues for fiscal 1998 are estimated at $17.998 billion or total revenues of $18.072 billion, which is a $219 million, or 1.2%, increase over the $17.853 total revenues and other sources forecast for fiscal 1997. The budget recommendation is based on a tax revenue estimate of $12.667 billion, a 2.9% increase over fiscal 1997 projected tax revenues of $12.307 billion. The fiscal 1998 tax revenue estimate incorporates $82 million in personal and business tax cuts proposed by the Governor and includes an $85 million income tax reduction for the taxable year 1997, the second consecutive tax cut of this kind. The Governor's proposal projects a fiscal 1998 ending balance of approximately $711 million, including a Stabilization Fund balance of $585.8 billion, assuming passage of legislation filed on January 23, 1997 which would increase the statutory cap on the Stabilization Fund from 5% of tax revenues (less debt service) to 5% of total budgeted revenues. The budget proposal also recommends an increase of $259 million in local education aid to fund the 1993 education reform legislation.

     The Governor has begun to phase in a plan to provide permanent passenger vehicle registration and lifetime operating licenses. These proposals are not estimated to affect revenues until fiscal 1998, when the elimination of vehicle registration fees is estimated to reduce state revenues by approximately $13.75 million, and by approximately $55 million in fiscal 1999. Lifetime operating licenses are estimated to reduce revenues by approximately $5 million in fiscal 2001 and by $31 million in fiscal 2002.

     On November 28, 1995 the Governor approved a modified version of the legislation he had filed in September to establish a "single sales factor" apportionment formula for the business corporations tax. As finally enacted, the legislation applies the new formula, effective January 1, 1996, to certain federal defense contractors and phases the new formula in over five years to manufacturing firms generally. The Department of Revenue estimates that the new law reduced revenues by $44 million in fiscal 1996 and will reduce revenues by $90 million in fiscal 1997. If the new formula were fully effective for all covered businesses, the Department estimates that the annual revenue reduction would be $100 million to $150 million. On August 8, 1996, the Governor approved legislation changing the apportionment formula for the business corporations tax payable by certain mutual fund service corporations. The legislation changes the computation of the sales factor effective January 1, 1997 and adopts the "single sales factor" formula effective July 1, 1997 with respect to these companies. It also requires the affected corporations to increase their numbers of employees by 5% per year for five years, subject to certain exceptions. The Department of Revenue estimates that the changes will reduce revenues by $10 million in fiscal 1997 and by approximately $39 million to $53 million per year beginning in fiscal 1998.

     On January 7, 1997 the Governor filed legislation to abolish county government on July 1, 1998. Most county functions and properties, including jails, houses of correction and courts, would be transferred to the Commonwealth, and all liabilities, debts, leases and contracts of any county would become obligations of the Commonwealth. Under legislation enacted in 1996, Franklin County government will terminate on July 1, 1997 in favor of a regional council of governments. On December 13, 1996 Middlesex County defaulted on a required payment of revenue anticipation notes. The legislature is currently considering legislation that would abolish Middlesex County government on final approval of the legislation and transfer its functions to the Commonwealth. The county's debts and liabilities would be assumed by the Commonwealth.

     The Commonwealth is evaluating the impact upon the Commonwealth of federal welfare reform legislation enacted on August 22, 1996. Current estimates indicate no fiscal 1997 spending impact associated with the federal legislation and an increase of approximately $86 million in federal revenues for the Commonwealth in fiscal 1997.

LIMITATIONS ON TAX REVENUES

     In Massachusetts, efforts to limit and reduce levels of taxation have been underway for several years. Limits were established on state tax revenues by legislation enacted on October 25, 1986 and by an initiative petition approved by the voters on November 4, 1986. The two measures are inconsistent in several respects.

     Chapter 62F, which was added to the General Laws by initiative petition in November 1986, establishes a state tax revenue growth limit for each fiscal year equal to the average positive rate of growth in total wages and salaries in the Commonwealth, as reported by the federal government, during the three calendar years immediately preceding the end of such fiscal year. Chapter 62F also requires that allowable state tax revenues be reduced by the aggregate amount received by local governmental units from any newly authorized or increased local option taxes or excises. Any excess in state tax revenue collections for a given fiscal year over the prescribed limit, as determined by the State Auditor, is to be applied as a credit against the then current personal income tax liability of all taxpayers in the Commonwealth in proportion to the personal income tax liability of all taxpayers in the Commonwealth for the immediately preceding tax year.

     Unlike Chapter 29B, as described below, the initiative petition did not exclude principal and interest payments on Commonwealth debt obligations from the scope of its tax limit. However, the preamble contained in Chapter 62F provides that "although not specifically required by anything contained in this chapter, it is assumed that from allowable state tax revenues as defined herein the Commonwealth will give priority attention to the funding of state financial assistance to local governmental units, obligations under the state governmental pension systems, and payment of principal and interest on debt and other obligations of the Commonwealth."

     The legislation enacted in October 1986, which added Chapter 29B to the General Laws, also establishes an allowable state revenue growth factor by reference to total wages and salaries in the Commonwealth. However, rather than utilizing a three-year average wage and salary growth rate, as used by Chapter 62F, Chapter 29B utilizes an allowable state revenue growth factor equal to 1/3 of the positive percentage gain in Massachusetts wages and salaries, as reported by the federal government during the three calendar years immediately preceding the end of a given fiscal year. Additionally, unlike Chapter 62F, Chapter 29B allows for an increase in maximum state tax revenues to fund the increase in local aid and excludes from its definition of state tax revenues (i) income derived from local option taxes and excises, and (ii) revenues needed to fund debt service costs.

     Tax revenues in fiscal 1992 through fiscal 1996 were lower than the limit set by either Chapter 62F or Chapter 29B. The Executive Office for Administration and Finance currently estimates that state tax revenues in fiscal 1997 will not reach the limit imposed by either of these statutes.

PROPOSITION 2 1/2

     In November 1980, voters in the Commonwealth approved a statewide tax limitation initiative petition, commonly known as Proposition 2 1/2, to constrain levels of property taxation and to limit the charges and fees imposed on cities and towns by certain governmental entities, including county governments. Proposition 2 1/2 is not a provision of the state constitution and accordingly is subject to amendment or repeal by the legislature. Proposition 2 1/2, as amended to date, limits the property taxes that may be levied by any city or town in any fiscal year to the lesser of (i) 2.5% of the full and fair cash valuation of the real estate and personal property therein, and (ii) 2.5% over the previous year's levy limit plus any growth in the tax base from certain new construction and parcel subdivisions. Proposition 2 1/2 also limits any increase in the charges and fees assessed by certain governmental entities, including county governments, on cities and towns to the sum of (i) 2.5% of the total charges and fees imposed in the preceding fiscal year, and (ii) any increase in charges for services customarily provided locally or services obtained by the city or town at its option. The law contains certain override provisions and, in addition, permits debt service on specific bonds and notes and expenditures for identified capital projects to be excluded from the limits by a majority vote at a general or special election.

     Many communities have responded to the limitations imposed by Proposition 2 1/2 through statutorily permitted overrides and exclusions. Override activity peaked in fiscal 1991 and decreased thereafter. In fiscal 1992, 65 communities approved one of the three types of referenda questions (override of levy limit, exclusion of debt service, or exclusion of capital expenditures), adding $31.0 million to their levy limits.

     In fiscal 1993, 59 communities added $16.3 million through override votes and in fiscal 1994, only 48 communities had successful override referenda which added $8.4 million to their levy limits. In fiscal 1995, 32 communities added $8.8 million, and in fiscal 1996, 30 communities added $5.8 million to their levy limits. Although Proposition 2 1/2 will continue to constrain local property tax revenues, significant capacity exists for overrides in nearly all cities and towns.

     In addition to overrides, Proposition 2 1/2 allows a community, through voter approval, to assess taxes in excess of its levy limit for the payment of certain capital projects (capital outlay expenditure exclusions) and for the payment of specified debt service costs (debt exclusions). Capital exclusions were passed by 19 communities in fiscal 1996 and totaled $1.5 million. In fiscal 1996, the impact of successful debt exclusion votes going back as far as fiscal 1983, was to raise the levy limits of 229 communities by $125.8 million.

LOCAL AID

     During the 1980's, the Commonwealth increased payments to its cities, towns, and regional school districts ("Local Aid") to mitigate the impact of Proposition 2 1/2 on local programs and services. In fiscal 1997, approximately 20% of the Commonwealth's budget is estimated to be allocated to direct Local Aid. Local Aid payments to cities, towns, and regional school districts take the form of both direct and indirect assistance.

     Direct Local Aid increased from $2.359 billion in fiscal 1992 to $2.547 billion in fiscal 1993 and increased to $2.727 billion in fiscal 1994. Fiscal 1995 expenditures for direct Local Aid were $2.976 billion, which was an increase of approximately 9.1% above the fiscal 1994 level. Fiscal 1996 expenditures for direct Local Aid were $3.246 billion, an increase of approximately 9.1% above the fiscal 1995 level. It is estimated that fiscal 1997 expenditures for direct Local Aid will be $3.538 billion, which is an increase of approximately 9.0% above the fiscal 1996 level.

     A statute adopted by voter initiative petition at the November 1990 statewide election regulates the distribution of Local Aid to cities and towns, by requiring, subject to appropriation, that no less than 40% of collections from personal income taxes, sales and use taxes, corporate excise taxes, and lottery fund proceeds be distributed to cities and towns. Under the law, the Local Aid distribution to each city or town would equal no less than 100% of the total Local Aid received for fiscal 1989. Distributions in excess of fiscal 1989 levels would be based on new formulas. By its terms, the new formula would have called for a substantial increase in direct Local Aid in fiscal 1992, and would call for such an increase in fiscal 1993 and in subsequent years. However, Local Aid payments expressly remain subject to annual appropriation, and fiscal 1992, fiscal 1993, fiscal 1994, fiscal 1995 and fiscal 1996 appropriations for Local Aid did not meet, and fiscal 1997 appropriations for Local Aid do not meet, the levels set forth in the initiative law.

COMMONWEALTH EXPENDITURES

     Fiscal 1992 budgeted expenditures were $13.416 billion. For fiscal 1993, budgeted expenditures were $14.696 billion, representing a 9.6% increase from fiscal 1992. Fiscal 1994 budgeted expenditures were $15.523 billion, an increase of 5.6% from fiscal 1993. Fiscal 1995 budgeted expenditures were $16.251 billion, an increase of 4.7% from fiscal 1994. Fiscal 1996 budgeted expenditures were $16.881 billion, an increase of 3.9% from fiscal 1995. It is estimated that fiscal 1997 budgeted expenditures will be $17.704 billion, an increase of 4.9% over fiscal 1996 levels.

     Commonwealth expenditures since fiscal 1992 largely reflect significant growth in several programs and services provided by the Commonwealth, principally Local Aid, Medicaid and group health insurance, public assistance programs, debt service, pensions, higher education and assistance to the Massachusetts Bay Transportation Authority and regional transit authorities.

     The Commonwealth is responsible for the payment of pension benefits for state employees and for school teachers throughout the state. The Commonwealth is also responsible for cost of living increases payable to local government retirees. State pension expenditures have risen dramatically as the Commonwealth has appropriated moneys to partially address the unfunded liabilities that had accumulated over several decades of "pay-as-you-go" administration of the pension systems for which it is responsible. For several years during the 1980s, the Commonwealth made substantial direct appropriations to pension reserves, in addition to paying current benefits. In 1988, the Commonwealth adopted a funding schedule under which it is required to fund future pension liabilities currently and to amortize the accumulated unfunded liabilities over 40 years. Total pension expenditures increased at an average annual rate of 7.6% from $751.5 million in fiscal 1992 to $1.005 billion in fiscal 1996. Total pension expenditures are estimated at $1.067 billion for fiscal 1997. In fiscal 1996, a number of reform measures affecting pensions were enacted into law. Among the most notable were a measure consolidating the assets of the state employees' and teachers' retirement systems into a single investment fund and another that will reform the disability pension system. On November 6, 1996 the Governor filed with the legislature a proposed revised pension funding schedule under which the Commonwealth's unfunded liability for its pension obligations would be amortized more rapidly and would be eliminated by fiscal 2019, ten years earlier than under the current schedule.

LITIGATION

     There are pending in state and federal courts within the Commonwealth and in the U.S. Supreme Court various suits in which the Commonwealth is a party. In the opinion of the Attorney General, no litigation is pending or, to his knowledge, threatened which is likely to result, either individually or in the aggregate, in final judgments against the Commonwealth that would affect materially its financial condition.

OTHER FACTORS

     Many factors affect the financial condition of the Commonwealth, including many social, environmental, and economic conditions, which are beyond the control of the Commonwealth. As with most urban states, the continuation of many of the Commonwealth's programs, particularly its human service programs, is, in significant part, dependent upon continuing federal reimbursements, which are expected to decline in fiscal 1997.


                         KEYSTONE MISSOURI TAX FREE FUND

GENERAL

     Missouri's economy includes manufacturing, commerce, trade, services, agriculture, tourism and mining. The State's economy is diversified and closely resembles that of the nation's although growth prospects are less favorable than in the past. It is the nation's fifteenth largest state. The State employment sectors, services, trade and manufacturing, also account for the primary sources of national employment. Recent growth in the manufacturing sector has outpaced the nation as a whole. Labor force growth has remained steady, totaling 2.65 million in 1993, up from 2.3 million in 1980. Through the 1980's and early 1990's the State's unemployment rate essentially mirrored that of the nation; however, adverse changes in military appropriations, which play an important role in the State's economy, could contribute to a significant increase in unemployment. In 1996, according to the Bureau of Labor Statistics, the State ranked seventeenth among the states in unadjusted nonagricultural employment. In November 1996, the State's unemployment rate was estimated to be 4.0% as against the national rate of 5.3%. In recent years, Missouri's wealth indicators have grown at a slower rate than national levels and in 1995 the State's per capita personal income was approximately 94.0% of the average for the nation as a whole.

     Missouri displayed strong fiscal performance during most of the 1980's. However, Missouri has recently experienced difficulties in balancing its budget as a result of increased expenses and declining sources of revenues. Other factors contributing to Missouri's weak fiscal position relate to the reduction of large manufacturing companies, including those in aerospace and the auto industry. The Missouri portions of the St. Louis and Kansas City metropolitan areas together contain over 50% of Missouri's population. Economic reversals in either of these two areas would have a major impact on the overall economic condition of the State of Missouri. Additionally, the State of Missouri has a significant agricultural sector, which may experience problems comparable to those which are occurring in other states. To the extent that any such problems intensify, there could possibly be an adverse impact on the overall economic condition of the State.

     Currently, general obligations of Missouri are rated "AAA," "Aaa" and "AAA," by S&P, Moody's and Fitch, respectively. There can be no assurance that the economic conditions on which these ratings are based will continue or that particular bond issues may not be adversely affected by changes in economic, political or other conditions.

REVENUE AND LIMITATIONS THEREON

     Article X, Section 16-24 of the Constitution of Missouri (the "Hancock Amendment"), imposes limitations on the amount of State taxes which may be imposed by the General Assembly of Missouri (the "General Assembly") as well as on the amount of local taxes, licenses and fees (including taxes, licenses and fees used to meet debt service commitments on debt obligations) which may be imposed by local governmental units (such as cities, counties, school districts, fire protection districts and other similar bodies) in the State of Missouri in any fiscal year.

     The State limit on taxes is tied to total State revenues for fiscal year 1980-81, as defined in the Hancock Amendment, adjusted annually in accordance with the formula set forth in the amendment, which adjusts the limit based on increases in the average personal income of Missouri for certain designated periods. The details of the Amendment are complex and clarification from subsequent legislation and further judicial decisions may be necessary. Generally, if the total State revenues exceed the State revenue limit imposed by
Section 18 of Article X by more than one percent, the State is required to refund the excess. The State revenue limitation imposed by the Hancock Amendment does not apply to taxes imposed for the payment of principal and interest on bonds, approved by the voters and authorized by the Missouri constitution. The revenue limit also can be exceeded by a constitutional amendment authorizing new or increased taxes or revenue adopted by the voters of the State of Missouri.

     The Hancock Amendment also limits new taxes, licenses and fees and increases in taxes, licenses and fees by local governmental units in Missouri. It prohibits counties and other political subdivisions (essentially all local governmental units) from levying new taxes, licenses and fees or increasing the current levy of an existing tax, license or fee without the approval of the required majority of the qualified voters of that county or other political subdivision voting thereon.

     When a local government unit's tax base with respect to certain fees or taxes is broadened, the Hancock Amendment requires the tax levy or fees to be reduced to yield the same estimated gross revenue as on the prior base. It also effectively limits any percentage increase in property tax revenues to the percentage increase in the general price level (plus the value of new construction and improvements), even if the assessed valuation of property in the local governmental unit, excluding the value of new construction and improvements, increases at a rate exceeding the increase in the general price level.

INDUSTRY AND EMPLOYMENT

     While Missouri has a diverse economy with a distribution of earnings and employment among manufacturing, trade and service sectors closely approximating the average national distribution, the national economic recession of the early 1980's had a disproportionately adverse impact on the economy of Missouri. During the 1970's, Missouri characteristically had a pattern of unemployment levels well below the national averages. However, since the 1980 to 1983 recession periods Missouri unemployment levels generally approximated or slightly exceeded the national average. A return to a pattern of high unemployment could adversely affect the Missouri debt obligations acquired by the Missouri Fund and, consequently, the value of the shares of the Fund.

     The Missouri portions of the St. Louis and Kansas City metropolitan areas contain approximately 1,945,813 and 1,016,457 residents, respectively, constituting over fifty percent of Missouri's 1995 population census of approximately 5,339,041. St. Louis is an important site for banking and manufacturing activity, as well as a distribution and transportation center, with nine Fortune 500 industrial companies (as well as other major educational, financial, insurance, retail, wholesale and transportation companies and institutions) headquartered there. Kansas City is a major agribusiness center and an important center for finance and industry. Economic reversals in either of these two areas would have a major impact on the overall economic condition of the State of Missouri. Additionally, the State of Missouri has a significant agricultural sector which is experiencing farm-related problems comparable to those which are occurring in other states. To the extent that these problems were to intensify, there could possibly be an adverse impact on the overall economic condition of the State of Missouri.

     Defense  related  business plays an important  role in Missouri's  economy.
There are a large number of civilians employed at the various military installations and training bases in the state and recent action of the Defense Base Closure and Realignment Commission will result in the loss of a substantial number of civilian jobs in the St. Louis Metropolitan area. Further, aircraft and related businesses in Missouri are the recipients of substantial annual dollar volumes of defense contract awards. The contractor receiving the second largest dollar volume of defense contracts in the United States in 1995 was McDonnell Douglas Corporation which lost the number one position it held in 1994 by reason of the merger of the Lockheed and Martin Companies. McDonnell Douglas Corporation is the State's largest employer, currently employing approximately 20,000 employees in Missouri. Recent changes in the levels of military appropriations and the cancellation of the A-12 program has affected McDonnell Douglas Corporation in Missouri and over the last four years it has reduced its Missouri work force by approximately 30%. There can be no assurances that there will be further changes in the levels of military appropriations, and, to the extent that further changes in military appropriations are enacted by the United States Congress, Missouri could be disproportionately affected. On December 15, 1996, The Boeing Company and McDonnell Douglass Corporation announced that The Boeing Company planned to acquire McDonnell Douglas Corporation. It is impossible to determine what effect, if any, completion of the acquisition will have on the operations of McDonnell Douglas Corporation. However, any shift or loss of production now conducted in Missouri would have a negative impact on the economy of the state and particularly the economy of the St. Louis metropolitan area.

OTHER FACTORS

     Desegregation lawsuits in St. Louis and Kansas City continue to require significant levels of state funding and are sources of uncertainty. Litigation continues on many issues, court orders are unpredictable, and school district spending patterns have proven difficult to predict. A recent Supreme Court decision favorable to the State may decrease the level of State funding required in the future, but the impact of this decision is uncertain. The State paid $282 million for desegregation costs in fiscal 1994, $315 million for fiscal 1995 and $274 million for fiscal 1996. This expense accounted for close to 7% of total state General Revenue Fund spending in fiscal 1994 and 1995, and close to 5% in fiscal 1996.

                         KEYSTONE NEW YORK TAX FREE FUND

     As described in the prospectus, the New York Fund will generally invest in New York municipal obligations. The New York Fund is therefore susceptible to political, economical, or regulatory factors affecting New York State and governmental bodies within New York State. Some of the more significant events and conditions relating to the financial situation in New York are summarized below. The following information provides only a brief summary of the complex factors affecting the financial situation in New York, is derived from sources that are generally available to investors and is believed to be accurate. It is based on information drawn from official statements and prospectuses issued by, and other information reported by, the State of New York by its various public bodies, and by other entities located within the State, including the City of New York, in connection with the issuance of their respective securities.

THE STATE

     New York State (for purposes of this section of the Appendix, "the State") historically has been one of the wealthiest states in the nation. For decades, however, the State has grown more slowly than the nation as a whole, gradually eroding its relative economic affluence. Statewide, urban centers have experienced significate changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. New York City (for purposes of this section of the Appendix, "the City") has also had to face great competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

     During the 1982-83 recession, overall economic activity in the State declined less than that of the nation as a whole. However, in calendar years 1984 through 1991, the State's rate of economic expansion was somewhat slower than that of the nation. In the 1990-91 recession, the economy of the State, and that of the rest of the Northeast, was more heavily damaged than that of the nation as a whole and has been slower to recover. The total employment growth rate in the State has been below the national average since 1984. The unemployment rate in the State dipped below the national rate in the second half of 1981 and remained lower until 1991; since then, it has been higher. According to data published by the U.S. Bureau of Economic Analysis, during the past ten years, total personal income in the State rose slightly faster than the national average only from 1986 through 1988.

     Between 1975 and 1990 total employment grew by 21.3 percent while the labor force grew only by 15.7 percent, unemployment fell from 9.5 percent to 5.2 percent of the labor force. In 1991 and 1992, however, total employment in the State fell by 457,000, or 5.5 percent. As a result, the unemployment rate rose to 8.5 percent, reflecting a recession that has had a particularly strong impact on the entire Northeast. Calendar years 1993 and 1994 saw only a partial recovery.

     Although the State ranks 22nd in the nation for its state tax burden, the State has the second highest combined state and local tax burden in the United States. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, may have contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State. To stimulate economic growth, the State has developed programs, including the provision of direct financial assistance, designed to assist businesses to expand existing operations located within the State and to attract new businesses to the State. In addition, the State has provided various tax incentives to encourage business relocation and expansion.

     The 1995-96 budget reflected significant actions to reduce the burden of State taxation, including adoption of a 3-year, 20 percent reduction in the State's personal income tax and a variety of more modest changes in other levies. In combination with business tax reductions enacted in 1994, these actions will reduce State taxes by over $5.5 billion by the 1997-98 fiscal year, when compared to the estimated yield in that year of the State tax structure as it applied in 1993-94.

     In recent years, State actions affecting the level of receipts and disbursements, as well as the relative strength of the State and regional economy, actions of the Federal government and other factors, have created structural budget gaps for the State. These gaps resulted from a significant disparity between recurring revenues and the costs of maintaining or increasing the level of support for State programs. The 1995-96 enacted budget combined significant tax and program reductions which will, in the current and future years, lower both the recurring receipts base (before the effect of any economic stimulus from such tax reductions) and the historical annual growth in State program spending. Notwithstanding these changes, the State can expect to continue to confront structural deficits in future years.

1997-98 FISCAL YEAR (EXECUTIVE BUDGET FORECAST)

     The governor presented his 1997-98 Executive Budget to the Legislature on January 14, 1997. The Executive Budget also contains financial projections for the State's 1998-99 and 1999-2000 fiscal years, detailed estimates of receipts and an updated Capital Plan. There can be no assurance that the Legislature will enact the Executive Budget as proposed by the Governor into law, or that the State's adopted budget projections will not differ materially and adversely from the projections as set forth in the Update.

     The 1997-98 Financial Plan projects balance on a cash basis in the General Fund. It reflects a continuing strategy of substantially reduced State spending, including program restructurings, reductions in social welfare spending, and efficiency and productivity initiatives. Total General Fund receipts and transfers to other funds are projected to be $32.88 billion, a decrease of $88 million from total receipts projected in the current fiscal year. Total General Fund disbursements and transfers to other funds are projected to be $32.84 billion, a decrease of $56 million from spending totals projected for the current fiscal year. As compared to the 1996-97 State Financial Plan, the Executive Budget proposes a year-to-year decline in General Fund spending of 0.2 percent. State funds spending (i.e., General Fund plus other dedicated funds with the exception of federal aid) is projected to grow by 1.2 percent. Spending from All Governmental Funds (excluding transfers) is proposed to increase by 2.2 percent from the prior fiscal year.

     The Executive Budget proposes $2.3 billion in actions to balance the 1997-98 Financial Plan. Before reflecting any actions proposed by the Governor to restrain spending, General Fund disbursements for 1997-98 were projected to grow by approximately 4 percent. This increase would have resulted from growth in Medicaid, higher fixed costs such as pensions and debt service, collective bargaining agreements, inflation, and the loss of non-recurring resources that offset spending in 1996-97. General Fund receipts were projected to fall by roughly 3 percent. This reduction would have been attributable to modest growth in the State's economy and underlying tax base, the loss of non-recurring revenues available in 1996-97 and implementation of previously enacted tax reduction programs

     The Executive Budget proposes to close this gap primarily though a series of spending reductions and Medicaid cost containment measures, the use of a portion of the 1996-97 projected budget surplus,and other actions. The 1997-98 Financial Plan projects receipts of the $32.88 billion and spending of $32.84 billion, allowing for a deposit of $24 million into the CRF and a year-ending CRF reserve of $65 million, and a required repayment of $15 million to the TSRF. Detailed explanations of the 1997-98 Financial Plan follow a discussion of the economic outlook.

ECONOMIC OUTLOOK

         U.S. Economy

     The State has updated its mid-year forecast of national and State economic activity through the end of calendar year 1998. The current projection is for slightly slower growth than expected in the MidYear Update. The revised forecast projects real Domestic Gross National Product (GDP) growth of 2.3 percent in 1997, which is the same rate now estimated for 1996, followed by a 2.4 percent increase in 1998. The growth of nominal GDP is expected to rise from 4.3 percent in 1996 to 4.5 percent in 1997 and 4.8 percent in 1998. The inflation rate is expected to remain stable at 2.9 percent in 1997 and decrease to 2.8 percent in 1998. The annual rate of job growth is expected to slow to 1.6 percent in both 1997 and 1998, down from the 2.0 percent increase in 1996. Growth in personal income and wages are expected to slow accordingly in 1997 and 1998.

         State Economy

     The State economic forecast has been changed only slightly from the one formulated with the Mid-Year Update. Moderate growth is projected to continue in 1997 for employment, wages, and personal income, followed by a slight slowing in 1998. Personal income is estimated to have grown by 5.2 percent in 1996, fueled in part by an unusually large increase in financial sector bonus payments, and is projected to grow 4.5 percent in 1997 and 4.2 percent in 1998. Overall employment growth will continue at a modest rate, reflecting the moderate growth of the national economy, continued spending restraint in government, and restructuring in the health care, social service, and banking sectors.

1996-97 FISCAL YEAR

     The State is required to issue Financial Plan updates to the cash-basis State Financial Plan in July, October, and January, respectively. These quarterly updates reflect analysis of actual receipts and disbursements for each respective period, and revise estimates of receipts and disbursements for the then current fiscal year. The First Quarter Update was incorporated into the cash-basis State Financial Plan of July 25, 1996.

     The State issued its first update to the cash-basis 1996-97 State Financial Plan (the "Mid-Year Update") on October 25, 1996. Revisions have been made to estimates of both receipts and disbursements based on: (1) updated economic forecasts for both the nation and the State, (2) an analysis of actual receipts and disbursements through the first six months of the fiscal year, and (3) an assessment of changing program requirements. The Mid-Year Update reflects a balanced 1996=97 State Financial Plan, and a projected reserve in the General Fund of $300 million.

     The State also updated its forecast of national and State economic activity through the end of calendar year 1997 to reflect the stronger-than-expected growth in the first half of 1996. The national economic forecast has been changed slightly from the initial forecast on which the original 1996-97 State Financial Plan was based. The revised forecast projects real Gross Domestic Product growth in the nation of 2.5 percent for 1996 and 2.4 percent in 1997. The inflation rate is expected to be 3.0 percent in 1996 and 2.9 percent in 1997. The annual rate of job growth is expected to slow gradually to about 1.8 percent in 1997, down from 2.2 percent in 1996. Growth in personal income and wages are expected to slow accordingly.

     The State economic forecast haws been changed slightly from the one formulated with the July 1996-97 State Financial Plan. Moderate growth is projected to continue through the second half of 1996, with employment wages and incomes continuing their modest rise. Personal income is projected to increase by 5.2 percent in 1996 and 4.7 percent in 1997, reflecting robust projected wage growth fueled in part by financial sector bonus payments. Overall employment growth will continue at a modest rate, reflecting the slowdown in the national economy, continued spending restraint in government, and restructuring in the health care and financial sectors.

     Actual receipts thought the first two quarters of the 1996-97 State fiscal year reflected strongerthan-expected growth in most taxes, with actual receipts exceeding expectations by $250 million. Based on the revised economic outlook and actual receipts for the first six months of 1996-97, projected General Fund receipts for the 1996-97 State fiscal years were increased by $420 million. Most of this projected increase was in the yield of the personal income tax ($241 million), with additional increases expected in business taxes ($124 million) and other tax receipts ($49 million). Projected collections from user taxes and fees were revised downward slightly ($5 million). Revisions were also made to both miscellaneous receipts and in transfers from other funds (an $11 million combined projected increase).

     The 1996-97 General Fund Financial Plan continues to be balanced. The Division of the Budget projects that, prior to taking the actions described below, the General Fund Financial Plan would have shown an operating surplus or approximately $1.3 billion. These actions include implementing reduced personal income tax withholding to reflect the impact of tax reduction actions which took effect on January 1, 1997. This has the effect of raising taxpayer's current take-home pay rather than requiring taxpayers to wait until the spring of 1998 for larger refunds. The Financial Plan assumes the use of $250 million for this purpose. In addition, $943 million is projected to be used to pay tax refunds during the 1996-97 fiscal year or reserved to pay refunds during the 1997-98 fiscal year, which produces a benefit for the 1997-98 Financial Plan. Finally, $65 million is projected to be deposited into the TSRF (in addition to the required deposit of $15 million), increasing the cash balance in that fund to $317 million by the end of 1996-97.

     Projected General Fund disbursements are reduced by a total of $348 million from the Mid-Year Update, with changes made in most categories of the Financial Plan. Most of this savings is attributable to reductions in local assistance spending, primarily due to significant reestimates in social services spending to reflect lower case load growth, yielding savings of $226 million. General State Charges are reduced $76 million to reflect lower pension and fringe benefit costs. The General State Charges estimate includes savings achieved from the refinancing of certain pension liabilities through the issuance of long-term debt as planned, and the payment of that liability to the State Retirement System. Transfers for the Capital Projects Fund have been reduced $31 million to reflect slower-than-expected capital disbursements for the balance of the fiscal year. Reductions in debt service costs of $21 million reflect savings from refundings undertaken in the current fiscal year, as well as savings from improved interest rates in the financial markets.

     The General Fund closing balance is expected to be $358 million at the end of 1996-97. Of this amount, $317 million would be on deposit in the TSRF, while another $41 million would remain on deposit in the CRF as a reserve for litigation or other unbudgeted costs to the Financial Plan. The TSRF had an opening balance of $237 million, to be supplemented by a required payment of $15 million and an extraordinary deposit of $645 million from surplus 1996-97 monies. The $9 million on deposit in the Review Accumulation fund will be drawn down as planned. A planned deposit if $85 million to the CRF, projected to be received from contractual efforts to maximize federal revenue, is no longer expected to be deposited this year.

1995-96 FISCAL YEAR

     The State's budget for the 1995-96 fiscal year was enacted by the Legislature on June 7, 1995, more than two months after the start of the fiscal year. Prior to adoption of the budget, the Legislature enacted appropriations for disbursements considered to be necessary for State operations and other purposes, including all necessary appropriations for debt service. The State Financial Plan for the 1995- 96 fiscal year was formulated on June 20, 1995 and was based on the State's budget as enacted by the Legislature and signed into law by the Governor. The State Financial Plan is updated quarterly pursuant to law in July, October and January.

     The 1995-96 budget was the first to be enacted in the administration of the Governor, who assumed office on January 1, 1995. It was the first budget in over half a century which proposed and, as enacted, projected an absolute year-over-year decline in General Fund disbursements. Spending for State operations was projected to drop even more sharply, by 4.6 percent. Nominal spending from all State funding sources (I.E., excluding Federal aid) was proposed to increase by only 2.5 percent from the prior fiscal year, in contrast to the prior decade when such spending growth averaged more than 6.0 percent annually.

     In his Executive Budget, the Governor indicated that in the 1995-96 fiscal year, the State Financial Plan, based on then-current law governing spending and revenues, would be out of balance by almost $4.7 billion, as a result of the projected structural deficit resulting from the ongoing disparity between sluggish growth in receipts, the effect of prior-year tax changes, and the rapid acceleration of spending growth; the impact of unfunded 1994-95 initiatives, primarily for local aid programs; and the use of one-time solutions, primarily surplus funds from the prior year, to fund recurring spending in the 1994-95 budget. The Governor proposed additional tax cuts, to spur economic growth and provide relief for low and middle-income taxpayers, which were larger than those ultimately adopted, and which added $240 million to the then projected imbalance or budget gap, bringing the total to approximately $5 billion.

     This gap was projected to be closed in the 1995-96 State Financial Plan based on the enacted budget, through a series of actions, mainly spending reductions and cost containment measures and certain reestimates that are expected to be recurring, but also through the use of one-time solutions. The State Financial Plan projected (I) nearly $1.6 billion in savings from cost containment, disbursement reestimates, and other savings in social welfare programs, including Medicaid, income maintenance and various child and family care programs; (ii) $2.2 billion in savings from State agency actions to reduce spending on the State workforce, SUNY and CUNY, mental hygiene programs, capital projects, the prison system and fringe benefits; (iii) $300 million in savings from local assistance reforms, including actions affecting school aid and revenue sharing while proposing program legislation to provide relief from certain mandates that increase local spending; (iv) over $400 million in revenue measures, primarily a new Quick Draw Lottery game, changes to tax payment schedules, and the sale of assets; and (v) $300 million from reestimates in receipts.

     There are risks and uncertainties concerning the future-year impact of tax reductions and other measures in the 1995-96 budget.

     The 1995-96 State Financial Plan included actions that will have an effect on the budget outlook for State fiscal year 1996-97 and beyond. The DOB estimated that the 1995-96 State Financial Plan contains actions that provide nonrecurring resources or savings totaling approximately $900 million. These included the use of balances set aside originally for mass transportation aid ($220 million), the use of a reserve established to fund pension supplementation cost ($110 million) and the use of lottery balances ($62 million) The
Comptroller believed that the amount of nonrecurring resources or savings exceeds $1.0 billion. The DOB also estimates that the 1995-96 State Financial Plan contained nonrecurring expenditures totaling nearly $250 million. These include the payment of social services litigation ($65 million), the deposit to the Contingency Reserve Fund ($40 million), the payment of 1993- 94 pension charges ($56 million) and aid for maintenance costs of local schools ($45 million). The net amount of nonrecurring resources used in the 1995-96 State Financial Plan, accordingly, was estimated by the DOB at over $600 million.

     In addition to this use of nonrecurring resources, the 1995-96 State Financial Plan reflected actions that will directly affect the State' 1996-97 fiscal year baseline receipts and disbursements. The three-year plan to reduce State personal income taxes will decrease State tax receipts by an estimated $1.7 billion in State fiscal year 1996-97, in addition to the amount of reduction in State fiscal year 1995- 96. Further significant reductions in the personal income tax are scheduled for the 1997-98 State fiscal year. Other tax reductions enacted in 1994 and 1995 are estimated to cause an additional reduction in receipts of over $500 million in 1996-97, as compared to the level of receipts in 1995-96. Similarly, many actions taken to reduce disbursements in the State's 1995-96 fiscal year are expected to provide greater reductions in State fiscal year 1996-97. These include actions to reduce the State workforce, reduce Medicaid and welfare expenditures and slow community mental hygiene program development. The net impact of these factors is expected to produce a potential imbalance in receipts and disbursements in State fiscal year 1996-97

     As part of the early release of the 1996-97 Executive Budget, the State updated its 1995-96 cash-basis State Financial Plan (the "Financial Plan Update") on December 15, 1995, as a part of the Governor's Executive Budget presentation.

     The State updated its forecast of national and State economic activity through the end of calendar year 1996. The national economic forecast remained basically unchanged from the initial forecast on which the original 1995-96 State Financial Plan was based, while the State economic forecast was marginally weaker.

     Actual receipts through the first two quarters of the 1995-96 State fiscal year fell short of expectations by $101 million. Much of this shortfall was due to timing-related delays in sources other than taxes. Based on the revised economic outlook and actual receipts for the first six months of 1995- 96, projected General Fund receipts for the 1995-96 State fiscal year were reduced by $73 million, offset by $2 million in increased revenues and transfers associated with actions taken in the Management Review Plan. Actual disbursements through the first six months of the fiscal year were $89 million less than projected, primarily because of delays in processing payments following delayed enactment of the State budget. No savings were included in the Mid-Year Update from this slower-than-expected spending. Projected disbursements for the 1995-96 State fiscal year were reduced by $30 million because spending increases in local assistance and State operations was more than offset by debt service savings and the reductions from the Management Review Plan.

     The 1995-96 General Fund Financial Plan continued to be balanced, with reductions in projected receipts offset by an equivalent reduction in projected disbursements. Modest changes were made to the Mid-Year Update, reflecting two more months of actual results, deficiency requests by State agencies (the largest of which is for school aid resulting from revisions to data submitted by school districts), and administrative efficiencies achieved by State agencies. Total General Fund receipts are expected to be approximately $73 million lower than estimated at the time of the Mid-Year Update. Tax receipts were projected to be $29.57 billion, $8 million less than in the earlier plan. Miscellaneous receipts and transfers from other funds were estimated at $3.15 billion, $65 million lower than in the Mid-Year Update. The largest single change in these estimates is attributable to the lag in achieving $50 million in proceeds from sales of State assets, which are unlikely to be completed prior to the end of the fiscal year.

     Projected  General  Fund  disbursements  were  reduced  by a  total  of $73 million, with changes made in most major categories of the 1995-96 State Financial Plan. The reduction in overall spending masks the impact of deficiency requests totaling more than $140 million, primarily for school aid and tuition assistance to college students. Offsetting reductions in spending are attributable to the continued maintenance of strict controls on spending through the fiscal year by State agencies, yielding savings of $50 million. Reductions of $49 million in support for capital projects reflect a stringent review of all capital spending. Reductions of $30 million in debt service costs reflect savings from refundings undertaken in the current fiscal year, as well as savings from lower interest rates in the financial market. Finally, the 1995-96 Financial Plan reflected reestimates based on actual results through November, the largest of which is a reduction of $70 million in projected costs for income maintenance. This reduction is consistent with declining caseload projections.

     The balance in the General Fund at the close of the 1995-96 fiscal year was expected to be $172 million, entirely attributable to monies in the Tax Stabilization Reserve Fund following the required $15 million payment into that Fund. A $40 million deposit to the Contingency Reserve Fund included as part of the enacted 1995-96 budget will not be made, and the minor balance of $1 million currently in the Fund will be transferred to the General Fund. These Contingency Reserve Fund monies are expected to support payments from the General Fund for litigation related to the State's Medicaid program, and for federal disallowances.

     Changes in federal aid programs currently pending in Congress were not expected to have a material impact on the State's 1995-96 Financial Plan, although prolonged interruptions in the receipt of federal grants could create adverse developments, the scope of which can not be estimated at this time. The major remaining uncertainties in the 1995-96 State Financial Plan continue to be those related to the economy and tax collections, which could produce either favorable or unfavorable variances during the balance of the year.

PAST YEARS

     New York State's financial operations have improved during recent fiscal years. During the period 1989-90 through 1991-92, the State incurred General Fund operating deficits that were closed with receipts from the issuance of tax and revenue anticipation notes ("TRANs"). First, the national recession, and then the lingering economic slowdown in the New York and regional economy, resulted in repeated shortfalls in receipts and three budget deficits. For its 1992-93, 1993-94 and 1994-95 fiscal years, the State recorded balanced budgets on a cash basis, with substantial fund balances in 1992-93 and 1993-94, and a smaller fund balance in 1994-95 as described below.

1994-95 FISCAL YEAR

     New York State ended its 1994-95 fiscal year with the General Fund in balance. The closing fund balance of $158 million reflects $157 million in the Tax Stabilization Reserve Fund and $1 million in the Contingency Reserve Fund ("CRF"). The CRF was established in State fiscal year 1993-94, funded partly with surplus moneys, to assist the State in financing the 1994-95 fiscal year costs of extraordinary litigation known or anticipated at that time; the opening fund balance in State fiscal year 1994-95 was $265 million. The $241 million change in the fund balance reflects the use of $264 million in the CRF as planned, as well as the required deposit of $23 million to the Tax Stabilization Reserve Fund. In addition, $278 million was on deposit in the tax refund reserve account, $250 million of which was deposited at the end of the State's 1994-95 fiscal year to continue the process of restructuring the State's cash flow as part of the Local Governmental Assistance Corporation ("LGAC") program.

     Compared to the State Financial Plan for 1994-95 as formulated on June 16, 1994, reported receipts fell short of original projections by $1.163 billion, primarily in the categories of personal income and business taxes. Of this amount, the personal income tax accounts for $800 million, reflecting weak estimated tax collections and lower withholding due to reduced wage and salary growth, more severe reductions in brokerage industry bonuses than projected earlier, and deferral of capital gains realizations in anticipation of potential Federal tax changes. Business taxes fell short by $373 million, primarily reflecting lower payments from banks as substantial overpayments of 1993 liability depressed net collections in 1994-95 fiscal year. These shortfalls were offset by better performance in the remaining taxes, particularly the user taxes and fees, which exceeded projections by $210 million. Of this amount, $227 million was attributable to certain restatements for accounting treatment purposes pertaining to the CRF and LGAC; these restatements had no impact on balance in the General Fund.

     Disbursements were also reduced from original projections by $848 million. After adjusting for the net impact of restatements relating to the CRF and LGAC which raised disbursements by $38 million, the variance is $886 million. Well over two-thirds of this variance is in the category of grants to local governments, primarily reflecting the conservative nature of the original estimates of projected costs for social services and other programs. Lower education costs are attributable to the availability of $110 million in additional lottery proceeds and the use of LGAC bond proceeds.

     The spending reductions also reflect $188 million in actions initiated in January 1995 by the Governor to reduce spending to avert a potential gap in the 1994-95 State Financial Plan. These actions included savings from a hiring freeze, halting the development of certain services, and the suspension of non-essential capital projects. These actions, together with $71 million in other measures comprised the Governor's $159 million gap-closing plan, submitted to the Legislature in connection with the 1995- 96 Executive Budget.

1993-94 FISCAL YEAR

     The State ended its 1993-94 fiscal year with a balance of $1.140 billion in the tax refund reserve account, $265 million in the CRF and $134 million in its Tax Stabilization Reserve Fund. These fund balances were primarily the result of an improving national economy, State employment growth, tax collections that exceeded earlier projections and disbursements that were below expectations. Deposits to the personal income tax refund reserve have the effect of reducing reported personal income tax receipts in the fiscal year when made and withdrawals from such reserve increase receipts in the fiscal year when made. The balance in the tax refund reserve account was used to pay taxpayer refunds.

     Of the $1.140 billion deposited in the tax refund reserve account, $1.026 billion was available for budgetary planning purposes in the 1994-95 fiscal year. The remaining $114 million was redeposited in the tax refund reserve account at the end of the State's 1993-94 fiscal year to continue the process of restructuring the State's cash flow as part of the LGAC program. The balance in the CRF was reserved to meet the cost of litigation facing the State in its 1994-95 fiscal year.

     Before the deposit of $1.140 billion in the tax refund reserve account, General Fund receipts in 1993-94 exceeded those originally projected when the State Financial Plan for that year was formulated on April 16, 1993 by $1.002 billion. Greater-than-expected receipts in the personal income tax, the bank tax, the corporation franchise tax and the estate tax accounted for most of this variance, and more than offset weaker-than-projected collections from the sales and use tax and miscellaneous receipts. Collections from individual taxes were affected by various factors including changes in Federal business laws, sustained profitability of banks, strong performance of securities firms, and higher-than-expected consumption of tobacco products following price cuts.

     The higher receipts resulted, in part, because the New York economy performed better than forecasted. Employment growth started in the first quarter of the State's 1993-94 fiscal year, and, although this lagged behind the national economic recovery, the growth in New York began earlier than forecasted. The New York economy exhibited signs of strength in the service sector, in construction, and in trade. Long Island and the Mid-Hudson Valley continued to lag behind the rest of the State in economic growth. The DOB believes that approximately 100,000 jobs were added during the 1993-94 fiscal year.

     Disbursements and transfers from the General Fund were $303 million below the level projected in April 1993, an amount that would have been $423 million had the State not accelerated the payment of Medicaid billings, which in the April 1993 State Financial Plan were planned to be deferred into the 1994-95 fiscal year. Compared to the estimates included in the State Financial Plan formulated in April 1993, lower disbursements resulted form lower spending for Medicaid, capital projects, and debt service (due to refundings) and $114 million used to restructure the State's cash flow as part of the LGAC program. Disbursements were higher than expected for general support for public schools, the State share of income maintenance, overtime for prison guards, and highway snow and ice removal. The State also made the first of six required payments to the State of Delaware related to the settlement of Delaware's litigation against the State regarding the disposition of abandoned property receipts.

     During the 1993-94 fiscal year, the State also established and funded the CRF as a way to assist the State in financing the cost of litigation affecting the State. The CRF was initially funded with a transfer of $100 million attributable to the positive margin recorded in the 1992-93 fiscal year. In addition, the State augmented this initial deposit with $132 million in debt service savings attributable to the refinancing of State and public authority bonds during 1993-94. A year-end transfer of $36 million was also made to the CRF, which, after a disbursement for authorized fund purposes, brought the CRF balance a the end of 1993-94 to $265 million. This amount was $165 million higher than the amount originally targeted for this reserve fund.

1992-93 FISCAL YEAR

     The State ended its 1992-93 fiscal year with a balance of $671 million in the tax refund reserve account and $67 million in the Tax Stabilization Reserve Fund.

     The State's 1992-93 fiscal year was characterized by performance that was better than projected for the national and regional economies. National gross domestic product, State personal income, and State employment and unemployment performed better than originally projected in April 1992. This favorable economic performance, particularly at year end, combined with a tax-induced acceleration of income into 1992, was the primary cause of the General Fund surplus. Personal income tax collections were more than $700 million higher than originally projected (before reflecting the tax refund reserve account transaction), primarily in the withholding and estimated payment components of the tax.

     There were large, but mainly offsetting, variances in other categories of receipts. Significantly higher-than-projected business tax collections and the receipt of unbudgeted payments from the Medical Malpractice Insurance Association ("MMIA") and the New York Racing Association approximately offset the loss of an anticipated $200 million Federal reimbursement, the loss of certain budgeted hospital differential revenue as a result of unfavorable court decisions, and shortfalls in certain miscellaneous revenues.

     Disbursements and transfers to other funds were $45 million above projections in April 1992, although this includes a $150 million payment to health insurers (financed with a receipt from the MMIA made pursuant to legislation passed in January 1992). All other disbursements were $105 million lower than projected. This reduction primarily reflected lower costs in virtually all categories of spending, including Medicaid, local health programs, agency operations, fringe benefits, capital projects and debt service as partially offset by higher-than-anticipated costs for education programs.

LOCAL GOVERNMENT ASSISTANCE CORPORATION

     In 1990, as part of a State fiscal reform program, legislation was enacted creating LGAC, a public benefit corporation empowered to issue long-term obligations to fund certain payments to local governments traditionally funded through the State's annual seasonal borrowing. The legislation authorized LGAC to issue its bonds and notes in an amount not in excess of $4.7 billion (exclusive of certain refunding bonds) plus certain other amounts. Over a period of years, the issuance of these long-term obligations, which are to be amortized over no more than 30 years, was expected to eliminate the need for continued short-term seasonal borrowing. The legislation also dedicated revenues equal to one-quarter of the four cent State sales and use tax to pay debt service on these bonds. The legislation also imposed a cap on the annual seasonal borrowing of the State at $4.7 billion, less net proceeds of bonds issued by LGAC and bonds issued to provide for capitalized interest, except as cases where the Governor and the legislative leaders have certified the need for additional borrowing and provided a schedule for reducing it to the cap. If borrowing above the cap is thus permitted in any fiscal year, it is required by law to be reduced to the cap by the fourth fiscal year after the limit was first exceeded. This provision capping the seasonal borrowing was included as a covenant with LGAC's bondholders in the resolution authorizing such bonds.

     As of June 1995, LGAC had issued bonds and notes to provide net proceeds of $4.7 billion, completing the program. The impact of LGAC's borrowing is that the State is able to meet its cash flow needs in the first quarter of the fiscal year without relying on short-term seasonal borrowings. The 1995- 96 State Financial Plan includes no spring borrowing nor did the 1994-95 State Financial Plan, which was the first time in 35 years there was no short-term seasonal borrowing. This reflects the success of the LGAC program in permitting the State to accelerate local aid payments form the first quarter of the current fiscal year to the fourth quarter of the previous fiscal year.

     In June 1994, the Legislature passed a proposed constitutional amendment that would significantly change the long-term financing practices of the State and its public authorities. The proposed amendment would permit the State, within a formula-based cap, to issue revenue bonds, which would be debt of the State secured solely by a pledge of certain State tax receipts (including those allocated to State funds dedicated for transportation purposes), and not by the full faith and credit of the State. In addition, the proposed constitutional amendment would (i) permit multiple purpose general obligation bond proposals to be proposed on the same ballot, (ii) require that State debt be incurred only for capital projects included in a multi-year capital financing plan, and (iii) prohibit, after its effective date, lease-purchase and contractual-obligation financings mechanisms for State facilities.

     The State anticipates that its capital programs will be financed, in part, through borrowings by the State and public authorities in the 1995-96 fiscal year. The State expects to issue $248 million in general obligation bonds (including $70 million for purposes of redeeming outstanding BANs) and $186 million in general obligation commercial paper. The Legislature has also authorized the issuance of up to $33 million in COPs during the State's 1995-96 fiscal year for equipment purchases and $14 million for capital purposes. The projection of the State regarding its borrowings for the 1995-96 fiscal year may change if circumstances require.

     LGAC is authorized to provide net proceeds of up to $529 million during the State's 1995-96 fiscal year, to redeem notes sold in June 1995, completing its financing program as discussed above.

RATINGS

     On July 13, 1995, Standard & Poor's confirmed its rating on the State's general obligation bonds of A-. On July 3, 1995 Moody's confirmed its rating on the State's general obligation long-term indebtedness of A.

THE CITY OF NEW YORK

     The fiscal health of the State is closely related to the fiscal health of its localities, particularly the City of New York, which has required and continues to require significant financial assistance from the State. The City depends on State Aid both to enable the City to balance its budget and to meet its cash requirements. The City has achieved balanced operating results for each of its fiscal years since 1981 as reported in accordance with the then-applicable GAAP Standards. During the 1990 and 1991 fiscal years, the City experienced significant shortfalls in almost all of its major tax sources and increases in social service costs, and was required to take actions to close substantial budget gaps in order to maintain balanced budgets in accordance with its financial plan. For fiscal 1993, the City achieved balanced operating results.

     In response to the City's financial crisis in 1975, the State took action to assist the City in returning to fiscal stability. Among these actions, the State created the Municipal Assistance Corporation for the City of New York ("MAC") to provide financing assistance to the City. The State also enacted the New York State Financial Emergency Act for the City of New York ( the "Financial Emergency Act") which, among other things, established the New York State
Financial Control Board (the "Control Board") to oversee the City's financial affairs, the Office of the State Deputy Comptroller for New York ("OSDC") in the Office of the State Comptroller to assist the Control Board in exercising its powers and responsibilities, and a "Control Period" which existed from 1975 to 1986 during which the City was subject to certain statutorily-prescribed fiscal controls. Although the Control Board terminated the Control Period in 1986 when certain statutory conditions were met, thus suspending certain Control Board powers, the Control Board, MAC and OSDC continue to exercise various fiscal monitoring functions over the City, and upon the occurrence or "substantial likelihood and imminence" of the occurrence of certain events, including, but not limited to, a City operating budget deficit of more than $100 million, the Control Board is required by law to reimpose a "Control Period." Currently, the City and its "Covered Organizations" (i.e., those which receive or may receive monies from the City directly, indirectly or contingently) operate under a four-year financial plan which the City prepares annually and periodically updates. The City's Financial Plan includes its capital, revenue and expense projections and outlines proposed gap-closing programs for years with projected budget gaps.

     The City submits its financial plans as well as the periodic updates to the Control Board for its review. In August 1993, the City submitted to the Control Board its 1994-1997 Financial Plan. The Financial Plan projected a balanced budget in fiscal 1994, based on revenues of approximately $31.250 billion. The Financial Plan also predicted budget gaps of approximately $1.3 billion in fiscal year 1995, $1.8 billion in fiscal year 1996 and $2.0 billion in fiscal year 1997.

     Estimates of the City's revenues and expenditures are based on numerous assumptions and are subject to various uncertainties. If expected federal or State aid are not forthcoming, if unforeseen developments in the economy significantly reduce revenues derived from economically sensitive taxes or necessitate increased expenditures for public assistance, if the City should negotiate wage increases for its employees greater than the amounts provided for in the City's Financial Plan or if other uncertainties materialize that reduce expected revenues or increase projected expenditures, then, to avoid operating deficits, the City may be required to implement additional actions, including increases in taxes and reductions in essential City services. The City might also seek additional assistance from the State.

     On July 10, 1995, Standard & Poor's revised downward its rating on City general obligation bonds from A- to BBB+ and removed City bonds from CreditWatch. Standard & Poor's stated that "structural budgetary balance remains elusive because of persistent softness in the City's economy, highlighted by weak job growth and a growing dependence on the historically volatile financial services sector." Other factors identified by Standard & Poor's in lowering its rating on City bonds included a trend of using one-time measures, including debt refinancings, to close projected budget gaps, dependence on unratified labor savings to help balance the Financial Plan, optimistic projections of additional federal and State aid or mandate relief, a history of cash flow difficulties caused by State budget delays and continued high debt levels. Fitch Investors Service, Inc. continues to rate City general obligation bonds A-. Moody's rating for City general obligation bonds is Baa1.

AUTHORITIES

     New York State's authorities are generally responsible for financing, constructing and operating revenue-producing public benefit facilities. The fiscal stability of the State is related, in part, to the fiscal stability of its public authorities. Public authorities are not subject to the constitutional restrictions on the inccurrence of debt which applies to the State itself and may issue bonds and notes within the amounts permitted by, and as otherwise restricted by, their legislative authorization. The State's access to the public credit markets could be impaired, and the market price of its outstanding debt may be materially adversely affected, if any of its public authorities were to default on their respective obligations, particularly those using the financing techniques referred to as State-supported or State-related.

     As of September 30, 1994, the date of the latest data available, there were 18 public authorities that had outstanding debt of $100 million or more, and the aggregate outstanding debt including refunding bonds, of the these 18 public authorities was $70.3 billion.

     As of March 31, 1995, aggregate public authority debt outstanding as State-supported debt was $27.9 billion and as State-related debt was $36.1 billion.

     Public authority operating expenses and debt service costs are generally paid by revenues generated by the projects financed or operated, such as tolls charged for the use of highways, bridges or tunnels, rentals charged for housing units, and charges for occupancy at medical care facilities. In addition, State legislation authorizes several financing techniques for public authorities. Also, there are statutory arrangements providing for state local assistance payments, otherwise payable to localities, to be made under certain circumstances to public authorities. Although the state has no obligation to provide additional assistance to localities whose local assistance payments have been paid to public authorities under those arrangements if local assistance payments are so diverted, the affected localities could seek additional state assistance. Some authorities also received monies from state appropriations to pay for the operating costs of certain programs.

     The Metropolitan Transportation Authority (the "MTA") oversees the operation of New York City's bus and subway systems and, through its affiliates and subsidiaries, operates certain commuter rail and bus lines and a rapid transit line. Through an affiliate, the MTA operates certain intrastate toll bridges and tunnels. The MTA has depended and will continue to depend upon Federal, State, local government and agency support to operate the mass transit portion of these operations because fare revenues are insufficient. If current revenue projections are not realized and/or operating expenses exceed current projections, the MTA may be required to seek additional state assistance, raise fares or take other actions.

     Since 1980, the State has enacted several taxes that provide revenues for mass transit purposes, including assistance to the MTA. In addition, since 1987, State law has required that the proceeds of 1/4 of 1% of mortgage recording tax paid on certain mortgages in the Metropolitan Transportation Region served by the MTA be deposited in a special MTA fund for operating or capital expenses. Further, in 1993, the State dedicated a portion of certain additional state petroleum business tax receipts to fund operating or capital assistance to the MTA. For the 1995-1996 State Fiscal Year, total state assistance to the MTA is estimated at approximately $1.1 billion.

     In 1993, State legislation authorized the funding of a 5-year $9.56 billion MTA Capital Plan for the 5-year period, 1993 through 1996 (the "1992-1996 Capital Program"). The MTA has received approval of the 1992-1996 Capital Program based on this legislation from the MTA Capital Program Review Board, as state law requires. This is the third 5-year plan since the legislature authorized procedures for the adoption, approval and amendment of a 5-year plan in 1981 for a capital program designed to upgrade the performance of the MTA's transportation system and to supplement, replace and rehabilitate facilities and equipment. The MTA and its affiliates are collectively authorized to issue an aggregate of $3.1 billion of bonds (net of certain statutory exclusion) to finance a portion of the 1992- 1996 Capital Program.

     There can be no assurance that all the necessary governmental actions for the 1992-1996 Capital Program or future capital programs will be taken, that funding sources currently identified will not be decreased or eliminated, or that the 1992-1996 Capital Program, or parts thereof, will not be delayed or reduced. If the Capital Program is delayed or reduced, ridership and fair revenues may decline, which could, among other things, impair the MTA's ability to meet its operating expenses without additional state assistance.

AGENCIES AND LOCALITIES

     Certain localities in addition to New York City could have financial problems leading to requests for additional State assistance during the State's 1995-1996 fiscal year and thereafter. The potential impact on the State of such requests by localities is not included in the projections of the State receipts and disbursements in the State's 1995-1996 fiscal year.

     Fiscal difficulties experienced by the City of Yonkers ("Yonkers") resulted in the creation of the Financial Control Board of the City of Yonkers (the "Yonkers Board") by the State in 1984. The Yonkers Board is charged with oversight of the fiscal affairs of Yonkers. Future actions taken by the State to assist Yonkers could result in allocation of State resources in amounts that cannot yet be determined.

     Municipalities and school districts have engaged in substantial short term and long term borrowing. In 1993, the total indebtedness of all localities in the State other than New York City was approximately $17.7 billion. A small portion of this indebtedness represented borrowing to finance budgetary deficits and was issued pursuant to enabling State legislation. State law requires the Comptroller to review and make recommendations concerning the budgets of these local government units other than New York City authorized by State law to issue debt to finance deficits during the period that such deficit financing is outstanding. Fifteen localities had outstanding indebtedness for deficit financing at the close of their fiscal year ending 1993.

     From time to time, Federal expenditure reductions could reduce, or in some cases eliminate, Federal funding of some local programs and accordingly might impose substantial increased expenditure requirements on affected localities. If the State, New York City or any of the Authorities were to suffer serious financial difficulties jeopardizing their respective access to the public credit markets, the marketability of notes and bonds issued by localities within the State could be adversely affected. Localities face anticipated and potential problems resulting from certain pending litigation, judicial decisions, and long-range economic trends. Long range potential problems of declining urban population, increasing expenditures and other economic trends could adversely affect localities and require increasing State assistance in the future.

LITIGATION

     Certain litigation pending against the State or its officers or employees could affect adversely the financial condition of the State in the 1995-1996 fiscal year or thereafter. Adverse developments in these proceedings or the initiation of new proceedings could affect the ability of the State to maintain a balanced 1995-1996 State Financial Plan. The State believes that the 1995-1996 State Financial Plan includes sufficient reserves for the payment of judgments that may be required during the 1995-1996 fiscal year. There can be no assurance, however, that an adverse decision in any of these proceedings would not exceed the amount of the 1995-1996 State Financial Plan reserves for the payment of judgments and, thereby, affect the ability of the State to maintain a balanced 1995-1996 State Financial Plan. Among the more significant of these cases are those that involve: (1) the validity of agreements and treaties by which various Indian tribes transferred title to the state of certain land in central and upstate New York; (2) certain aspects of the State's Medicaid rates and regulations; (3) treatment provided at several state mental health facilities; (4)alleged responsibility of State officials to assist in remedying racial segregation in the City of Yonkers;(5) the validity of certain surchages on hospital bills and (6) the assessment of petroleum business taxes on fuel purchased out of state.


                       KEYSTONE PENNSYLVANIA TAX FREE FUND

GENERAL

     The Commonwealth of Pennsylvania, the fifth most populous state, historically has been identified as a heavy industry state, although that reputation has changed with the decline of the coal, steel and railroad industries and the resulting diversification of the Commonwealth's industrial composition. The major new sources of growth are in the service sector, including trade, medical and health services, educational and financial institutions. Manufacturing has fallen behind in both the service sector and the trade sector as a source of employment in Pennsylvania. The Commonwealth is the headquarters for 58 major corporations. Pennsylvania's average annual unemployment rate for the years 1990 has generally not been more than one percent greater or lesser than the nation's annual average unemployment rate. The seasonally adjusted unemployment rate for Pennsylvania for March, 1997 was 5.1% and for the United States for March, 1997 was 5.2%. The population of Pennsylvania, 12,056 million people in 1996 according to the U.S. Bureau of the Census, represents an increase from the 1987 estimate of 11,811 million. Per capita income in Pennsylvania for 1995 of $23,558 was higher than the per capita income of the United States of $23,208. . The Commonwealth's General Fund, which receives all tax receipts and most other revenues and through which debt service on all general obligations of the Commonwealth are made, closed fiscal years ended June 30, 1994, June 30, 1995 and June 30, 1996 with positive fund balances of $892,940, $688,304 and $635,182, respectively.

DEBT

     The Commonwealth may incur debt to rehabilitate areas affected by disaster, debt approved by the electorate, debt for certain capital projects (for projects such as highways, public improvements, transportation assistance, flood control, redevelopment assistance, site development and industrial development) and tax anticipation debt payable in the fiscal year of issuance. The Commonwealth had outstanding general obligation debt of $5,054 million at June 30, 1996. The
Commonwealth is not permitted to fund deficits between fiscal years with any form of debt. All year-end deficit balances must be funded within the succeeding fiscal year's budget. At March 11, 1997, all outstanding general obligation bonds of the Commonwealth were rated AA- by Standard & Poor's Corporation and A-1 by Moody's Investors Service, Inc. (see Appendix A). There can be no assurance that these ratings will remain in effect in the future. Over the five-year period ending June 30, 2001, the Commonwealth has projected that it will issue notes and bonds totaling $2,325 million and retire bonded debt in the principal amount of $2,239 million.

     Certain agencies created by the Commonwealth have statutory authorization to incur debt for which Commonwealth appropriations to pay debt service thereon are not required. As of December 31, 1996, total combined debt outstanding for these agencies was $8,356 million. The debt of these agencies is supported by assets of, or revenues derived from, the various projects financed and is not an obligation of the Commonwealth. Some of these agencies, however, are indirectly dependent on Commonwealth appropriations. The only obligations of agencies in the Commonwealth that bear a moral obligation of the Commonwealth are those issued by the Pennsylvania Housing Finance Agency ("PHFA"), a statecreated agency which provides housing for lower and moderate income families, and The Hospitals and Higher Education Facilities Authority of Philadelphia (the "Hospital Authority"), an agency created by the City of Philadelphia to acquire and prepare various sites for use as intermediate care facilities for the mentally retarded.

LOCAL GOVERNMENT DEBT

     Numerous local government units in Pennsylvania issue general obligation (i.e., backed by taxing power) debt, including counties, cities, boroughs, townships and school districts. School district obligations are supported indirectly by the Commonwealth. The issuance of non-electoral general obligation debt is limited by constitutional and statutory provisions. Electoral debt, i.e., that approved by the voters, is unlimited. In addition, local government units and municipal and other authorities may issue revenue obligations that are supported by the revenues generated from particular projects or enterprises. Examples include municipal authorities (frequently operating water and sewer systems), municipal authorities formed to issue obligations benefitting hospitals and educational institutions, and industrial development authorities, whose obligations benefit industrial or commercial occupants. In some cases, sewer or water revenue obligations are guaranteed by taxing bodies and have the credit characteristics of general obligations debt.

LITIGATION

     Pennsylvania is currently involved in certain litigation where adverse decisions could have an adverse impact on its ability to pay debt service. For example, in BABY NEAL V. COMMONWEALTH, the American Civil Liberties Union filed a lawsuit against the Commonwealth seeking an order that would require the Commonwealth to provide additional funding for child welfare services. COUNTY OF ALLEGHENY V. COMMONWEALTH OF PENNSYLVANIA involves litigation regarding the state constitutionality of the statutory scheme for county funding of the judicial system. In PENNSYLVANIA ASSOCIATION OF RURAL AND SMALL SCHOOLS V. CASEY, the constitutionality of Pennsylvania's system for funding local school districts has been challenged. No estimates for the amount of these claims are available.

OTHER FACTORS

     The performance of the obligations held by the Fund issued by the Commonwealth, its agencies, subdivisions and instrumentalities are in part tied to state-wide, regional and local conditions within the Commonwealth and to the creditworthiness of certain non-Commonwealth related obligers, depending upon the Pennsylvania Fund's portfolio mix at any given time. Adverse changes to the state-wide, regional or local economies or changes in government may adversely affect the creditworthiness of the Commonwealth, its agencies and municipalities, and certain other non-government related obligers of Pennsylvania tax-free obligations (e.g., a university, a hospital or a corporate obligor). The City of Philadelphia, for example, experienced severe financial problems which impaired its ability to borrow money and adversely affected the ratings of its obligations and their marketability. Conversely, some obligations held by the Fund will be almost exclusively dependent on the creditworthiness of one underlying obligor, such as a project occupant or provider of credit or liquidity support.


--------------------------------------------------------------------------------

                                   APPENDIX B

-------------------------------------------------------------------------------


                      CORPORATE AND MUNICIPAL BOND RATINGS

S&P CORPORATE AND MUNICIPAL BOND RATINGS

A.       MUNICIPAL NOTES

         An S&P note rating reflects the liquidity concerns and market access risks unique to notes. Notes due in three years or less will likely receive a note rating. Notes maturing beyond three years will most likely receive a long-term debt rating. The following criteria are used in making that assessment:

     a. Amortization schedule (the larger the final maturity relative to other maturities the more likely it will be treated as a note), and

     b. Source of payment (the more dependent the issue is on the market for its refinancing, the more likely it will be treated as a note).

         Note ratings are as follows:

     1. SP-1 - Very strong or strong capacity to pay principal and interest. Those issues determined to possess overwhelming safety characteristics will be given a plus (+) designation.

     2. SP-2 - Satisfactory capacity to pay principal and interest.

     3. SP-3 - Speculative capacity to pay principal and interest.

B.       TAX EXEMPT DEMAND BONDS

     S&P assigns "dual" ratings to all long-term debt issues that have as part of their provisions a demand or double feature.

     The first rating addresses the likelihood of repayment of principal and interest as due, and the second rating addresses only the demand feature. The long-term debt rating symbols are used for bonds to denote the long-term maturity and the commercial paper rating symbols are used to denote the put option (for example, "AAA/A-1+"). For the newer "demand notes," S&P note rating symbols, combined with the commercial paper symbols, are used (for example, "SP-1+/A-1+" ).

C.       CORPORATE AND MUNICIPAL BOND RATINGS

     An S&P corporate or municipal bond rating is a current assessment of the creditworthiness of an obligor, including obligors outside the U.S., with respect to a specific obligation. This assessment may take into consideration obligors such as guarantors, insurers or lessees. Ratings of foreign obligors do not take into account currency exchange and related uncertainties. The ratings are based on current information furnished by the issuer or obtained by S&P from other sources it considers reliable.

     The ratings are based, in varying degrees, on the following considerations:

     a. Likelihood of default and capacity and willingness of the obligor as to the timely payment of interest and repayment of principal in accordance with the terms of the obligation;

     b. Nature of and provisions of the obligation; and

     c. Protection afforded by and relative position of the obligation in the event of bankruptcy reorganization or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

     PLUS (+) OR MINUS (-): To provide more detailed indications of credit quality, ratings from "AA" to "BBB" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

     A provisional rating is sometimes used by S&P. It assumes the successful completion of the project being financed by the debt being rated and indicates that payment of debt service requirements is largely or entirely dependent upon the successful and timely completion of the project. This rating, however, while addressing credit quality subsequent to completion of the project, makes no comment on the likelihood of, or the risk of default upon failure of, such completion.

C.       BOND RATINGS ARE AS FOLLOWS:

     a. AAA - Debt rated AAA has the highest rating assigned by S&P. Capacity to pay interest and repay principal is extremely strong.

     b. AA - Debt rated AA has a very strong capacity to pay interest and repay principal and differs from the higher rated issues only in small degree.

     3. A - Debt rated A has a strong capacity to pay interest and repay principal although it is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than debt in higher rated categories.

     4. BBB - Debt rated BBB is regarded as having an adequate capacity to pay interest and repay principal. Whereas it normally exhibits adequate protection parameters, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to pay interest and repay principal for debt in this category than in higher rated categories.

     5. BB, B, CCC, CC AND C - Debt rated BB, B, CCC, CC AND C is regarded, on balance, as predominantly speculative with respect to capacity to pay interest and repay prncipal in accordance with the terms of teh obligation. BB indicates the lowest degree of speculation and C the highest degree of speculation. While such debt will likely have some quality and protective characteristics, these are outweighed by large uncertainties or major risk exposures to adverse conditions.

D.       MOODY'S CORPORATE AND MUNICIPAL BOND RATINGS

Moody's ratings are as follows:

     1. AAA - Bonds which are rated AAA are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt-edge." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

     2. AA - Bonds which are rated AA are judged to be of high quality by all standards. Together with the AAA group they comprise what are generally known as high grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in AAA securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long term risks appear somewhat larger than in AAA securities.

     3. A - Bonds which are rated A possess many favorable investment attributes and are to be considered as upper medium grade obligations. Factors giving security to principal and interest are considered adequate but elements may be present which suggest a susceptibility to impairment sometime in the future.

     4. BAA - Bonds which are rated BAA are considered as medium grade obligations, i.e., they are neither highly protected nor poorly secured. Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

     5. BA - Bonds which are rated BA are judged to have speculative elements. Their future cannot be considered as well assured. Often the protection of interest and principal payments may be very moderate and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

     6. B - Bonds which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

     Moody's applies numerical modifiers, 1, 2 and 3 in each generic rating classification from AA through BAA in its corporate bond rating system. The modifier 1 indicates that the security ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates that the issue ranks in the lower end of its generic rating category.

     CON. (---) - Municipal bonds for which the security depends upon the completion of some act or the fulfillment of some condition are rated conditionally. These are bonds secured by (a) earnings of projects under construction, (b) earnings of projects unseasoned in operation experience, (c) rentals which begin when facilities are completed, or (d) payments to which some other limiting condition attaches. Parenthetical rating denotes probable credit stature upon completion of construction or elimination of basis of condition.

     Those municipal bonds in the AA, A, and BAA groups which Moody's believes possess the strongest investment attributes are designated by the symbols AA 1, A 1, and BAA 1.


                            MONEY MARKET INSTRUMENTS

     Money market securities are instruments with remaining maturities of one year or less such as bank certificates of deposit, bankers' acceptances, commercial paper (including variable rate master demand notes), and obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities, some of which may be subject to repurchase agreements.

COMMERCIAL PAPER

     Commercial paper will consist of issues rated at the time of purchase A-1, by Standard & Poor's Ratings Group (S&P), or PRIME-1 by Moody's Investors Service, Inc., (Moody's) or F-1 by Fitch Investors Services, L.P. (Fitch's); or, if not rated, will be issued by companies which have an outstanding debt issue rated at the time of purchase AAA, AA or A by Moody's, or AAA, AA or A by S&P, or will be determined by a Fund's investment adviser to be of comparable quality.

A.       S&P RATINGS

     An S&P commercial paper rating is a current assessment of the likelihood of timely payment of debt having an original maturity of no more than 365 days. Ratings are graded into four categories, ranging from "A" for the highest quality obligations to "D" for the lowest. The top category is as follows:

     1. A: Issues assigned this highest rating are regarded as having the greatest capacity for timely payment. Issues in this category are delineated with the numbers 1, 2 and 3 to indicate the relative degree of safety.

     2. A-1: This designation indicates that the degree of safety regarding timely payment is either overwhelming or very strong. Those issues determined to possess overwhelming safety characteristics are denoted with a plus (+) sign designation.

B.       MOODY'S RATINGS

     The term "commercial paper" as used by Moody's means promissory obligations not having an original maturity in excess of nine months. Moody's commercial paper ratings are opinions of the ability of issuers to repay punctually promissory obligations not having an original maturity in excess of nine months. Moody's employs the following designation, judged to be investment grade, to indicate the relative repayment capacity of rated issuers.

     1. The rating PRIME-1 is the highest commercial paper rating assigned by Moody's. Issuers rated PRIME-1 (or related supporting institutions) are deemed to have a superior capacity for repayment of short term promissory obligations. Repayment capacity of PRIME-1 issuers is normally evidenced by the following characteristics:

         1)       leading market positions in well-established industries;
         2)       high rates of return on funds employed;
         3) conservative capitalization structures with moderate reliance on debt and ample asset protection;
         4) broad margins in earnings coverage of fixed financial charges and high internal cash generation; and
         5) well established access to a range of financial markets and assured sources of alternate liquidity.

     In assigning ratings to issuers whose commercial paper obligations are supported by the credit of another entity or entities, Moody's evaluates the financial strength of the affiliated corporations, commercial banks, insurance companies, foreign governments or other entities, but only as one factor in the total rating assessment.

CERTIFICATES OF DEPOSIT

     Certificates of deposit are receipts issued by a bank in exchange for the deposit of funds. The issuer agrees to pay the amount deposited plus interest to the bearer of the receipt on the date specified on the certificate. The certificate usually can be traded in the secondary market prior to maturity.

     Certificates of deposit will be limited to U.S. dollar-denominated certificates of U.S. banks or of savings and loan associations, including their branches abroad, and of U.S. branches of foreign banks, which are members of the Federal Reserve System or the Federal Deposit Insurance Corporation, and have at least $1 billion in deposits as of the date of their most recently published financial statements.

     The Funds will not acquire time deposits or obligations issued by the International Bank for Reconstruction and Development, the Asian Development Bank or the Inter-American Development Bank. Additionally, the Funds do not currently intend to purchase foreign securities (except to the extent that certificates of deposit of foreign branches of U.S. banks may be deemed foreign securities) or purchase certificates of deposit, bankers' acceptances or other similar obligations issued by foreign banks.

BANKERS' ACCEPTANCES

     Bankers' acceptances typically arise from short-term credit arrangements designed to enable businesses to obtain funds to finance commercial transactions. Generally, an acceptance is a time draft drawn on a bank by an exporter or an importer to obtain a stated amount of funds to pay for specific merchandise. The draft is then "accepted" by the bank that, in effect, unconditionally guarantees to pay the face value of the instrument on its maturity date. The acceptance may then be held by the accepting bank as an earning asset or it may be sold in the secondary market at the going rate of discount for a specific maturity. Although maturities for acceptances can be as long as 270 days, most acceptances have maturities of six months or less. Bankers' acceptances acquired by a Fund must have been accepted by U.S. commercial banks, including foreign branches of U.S. commercial banks, having total deposits at the time of purchase in excess of $1 billion and must be payable in U.S. dollars.

U.S. GOVERNMENT SECURITIES

     Securities issued or guaranteed by the U.S. government include a variety of Treasury securities that differ only in their interest rates, maturities and dates of issuance and securities issued by the Government National Mortgage Association (GNMA). Treasury bills have maturities of one year or less. Treasury notes have maturities of one to ten years and Treasury bonds generally have maturities of greater than ten years at the date of issuance. GNMA securities include GNMA mortgage pass-through certificates. Such securities are supported by the full faith and credit of the U.S. government.

     Securities issued or guaranteed by U.S. government agencies or instrumentalities include securities issued or guaranteed by the Federal Housing Administration, Farmers Home Administration, Export-Import Bank of the U.S., Small Business Administration, General Services Administration, Central Bank for Cooperatives, Federal Home Loan Banks, Federal Loan Mortgage Corporation, Federal Intermediate Credit Banks, Federal Land Banks, Maritime Administration, The Tennessee Valley Authority, District of Columbia Armory Board and Federal National Mortgage Association.

     Some obligations of U.S. government agencies and instrumentalities, such as securities of Federal Home Loan Banks, are supported by the right of the issuer to borrow from the Treasury. Others, such as bonds issued by the Federal National Mortgage Association, a private corporation, are supported only by the credit of the instrumentality. Because the U.S. government is not obligated by law to provide support to an instrumentality it sponsors, a Fund will invest in the securities issued by such an instrumentality only when a Fund's investment adviser determines under standards established by the Board of Trustees that the credit risk with respect to the instrumentality does not make its securities unsuitable investments. U.S. government securities do not include international agencies or instrumentalities in which the U.S. government, its agencies or instrumentalities participate, such as the World Bank, Asian Development Bank or the Inter-American Development Bank, or issues insured by the Federal Deposit Insurance Corporation.

MUNICIPAL LEASE OBLIGATIONS

     Municipal lease obligations purchased primarily through Certificates of Participation ("COPs") are used by state and local governments to finance the purchase of property, and function much like installment purchase obligations. The payments made by the municipality under the lease are used to repay interest and principal on the bonds issued to purchase the property. Once these lease payments are completed, the municipality gains ownership of the property for a nominal sum. The lessor is, in effect, a lender secured by the property being leased. A feature which distinguishes CPOs from municipal debt is that the lease which is the subject of the transaction must contain a "nonappropriation" or "abatement" clause. A nonappropriation clause provides that provides that, while the municipality will use its best efforts to make lease payments, the municipality may terminate the lease without penalty if the municipality's appropriating body does not allocate the necessary funds. Local administrations, being faced with increasingly tight budgets, therefore have more discretion to curtail payments under COPs than they do to curtail payments on traditionally funded debt obligations. If the government lessee does not appropriate sufficient monies to make lease payments, the lessor or its agent is typically entitled to repossess the property. In most cases, however, the private sector value of the property will be less than the amount the government lessee was paying.

     Criteria considered by the rating agencies and a Fund's investment adviser in assessing the risk of appropriation include the issuing municipality's credit rating, evaluation of how essential the leased property is to the municipality and term of the lease compared to the useful life of the leased property. The Board of Trustees reviews the COPs held in each Fund's portfolio to assure that they constitute liquid investments based on various factors reviewed by the Fund's investment adviser and monitored by the Board. Such factors include (a) the credit quality of such securities and the extent to which they are rated or, if unrated, comply with existing criteria and procedures followed to ensure that they are of quality comparable to the ratings required for each Fund's investment, including an assessment of the likelihood that the leases will not be cancelled; (b) the size of the municipal securities market, both in general and with respect to COPs; and (c) the extent to which the type of COPs held by each Fund trade on the same basis and with the same degree of dealer participation as other municipal bonds of comparable credit rating or quality.


               FUTURES CONTRACTS AND RELATED OPTIONS TRANSACTIONS

     The Funds (with the exception of the New Jersey Fund) intend to enter into financial futures contracts as a hedge against changes in prevailing levels of interest rates to seek relative stability of principal and to establish more definitely the effective return on securities held or intended to be acquired by a Fund or as a hedge against changes in the prices of securities held by a Fund or to be acquired by a Fund. A Fund's hedging may include sales of futures as an offset against the effect of expected increases in interest rates or securities prices and purchases of futures as an offset against the effect of expected declines in interest rates.

     For example, when a Fund anticipates a significant market or market sector advance, it will purchase a stock index futures contract as a hedge against not participating in such advance at a time when a Fund is not fully invested. The purchase of a futures contract serves as a temporary substitute for the purchase of individual securities which may then be purchased in an orderly fashion. As such purchases are made, an equivalent amount of index based futures contracts would be terminated by offsetting sales. In contrast, a Fund would sell stock index futures contracts in anticipation of or in a general market or market sector decline that may adversely affect the market value of the Fund's portfolio. To the extent that the Fund's portfolio changes in value in correlation with a given index, the sale of futures contracts on that index would substantially reduce the risk to the portfolio of a market decline or change in interest rates, and, by doing so, provide an alternative to the liquidation of the Fund's securities positions and the resulting transaction costs.

     The Funds intend to engage in options transactions which are related to financial futures contracts for hedging purposes and in connection with the hedging strategies described above.

     Although techniques other than sales and purchases of futures contracts and related options transactions could be used to reduce the Funds' exposure to interest rate and/or market fluctuations, the Funds may be able to hedge their exposure more effectively and perhaps at a lower cost through using futures contracts and related options transactions. While the Funds do not intend to take delivery of the instruments underlying futures contracts they hold, the Funds do not intend to engage in such futures contracts for speculation.

FUTURES CONTRACTS

     Futures contracts are transactions in the commodities markets rather than in the securities markets. A futures contract creates an obligation by the seller to deliver to the buyer the commodity specified in the contract at a specified future time for a specified price. The futures contract creates an obligation by the buyer to accept delivery from the seller of the commodity specified at the specified future time for the specified price. In contrast, a spot transaction creates an immediate obligation for the seller to deliver and the buyer to accept delivery of and pay for an identified commodity. In general, futures contracts involve transactions in fungible goods such as wheat, coffee and soybeans. However, in the last decade an increasing number of futures contracts have been developed which specify financial instruments or financially based indexes as the underlying commodity.

     U.S. futures contracts are traded only on national futures exchanges and are standardized as to maturity date and underlying financial instrument. The principal financial futures exchanges in the United States are The Board of Trade of the City of Chicago, the Chicago Mercantile Exchange, the International Monetary Market (a division of the Chicago Mercantile Exchange), the New York Futures Exchange and the Kansas City Board of Trade. Each exchange guarantees performance under contract provisions through a clearing corporation, a nonprofit organization managed by the exchange membership, which is also responsible for handling daily accounting of deposits or withdrawals of margin. A futures commission merchant ("Broker") effects each transaction in connection with futures contracts for a commission. Futures exchanges and trading are regulated under the Commodity Exchange Act by the Commodity Futures Trading Commission ("CFTC") and National Futures Association ("NFA").

INTEREST RATE FUTURES CONTRACTS

     The sale of an interest rate futures contract creates an obligation by a Fund, as seller, to deliver the type of financial instrument specified in the contract at a specified future time for a specified price. The purchase of an interest rate futures contract creates an obligation by a Fund, as purchaser, to accept delivery of the type of financial instrument specified at a specified future time for a specified price. The specific securities delivered or accepted, respectively, at settlement date, are not determined until at or near that date. The determination is in accordance with the rules of the exchange on which the futures contract sale or purchase was made.

     Currently, interest rate futures contracts can be purchased or sold on 90-day U.S. Treasury bills, U.S. Treasury bonds, U.S. Treasury notes with maturities between 6 1/2 and 10 years, Government National Mortgage Association
(GNMA) certificates, 90-day domestic bank certificates of deposit, 90-day commercial paper, and 90-day Eurodollar certificates of deposit. It is expected that futures contracts trading in additional financial instruments will be authorized. The standard contract size is $100,000 for futures contracts in U.S. Treasury bonds, U.S. Treasury notes and GNMA certificates, and $1,000,000 for the other designated contracts. While U.S. Treasury bonds, U.S. Treasury bills and U.S. Treasury notes are backed by the full faith and credit of the U.S. government and GNMA certificates are guaranteed by a U.S. government agency, the futures contracts in U.S. government securities are not obligations of the U.S. Treasury.

INDEX BASED FUTURES CONTRACTS, OTHER THAN STOCK INDEX BASED

     It is expected that bond index and other financially based index futures contracts will be developed in the future. It is anticipated that such index based futures contracts will be structured in the same way as stock index futures contracts but will be measured by changes in interest rates, related indexes or other measures, such as the consumer price index. In the event that such futures contracts are developed, the Funds will sell interest rate index and other index based futures contracts to hedge against changes which are expected to affect the Funds' portfolios.

     The purchase or sale of a futures contract differs from the purchase or sale of a security, in that no price or premium is paid or received. Instead, to initiate trading an amount of cash, cash equivalents, money market instruments, or U.S. Treasury bills equal to approximately 1 1/2% (up to 5%) of the contract amount must be deposited by a Fund with the Broker. This amount is known as initial margin. The nature of initial margin in futures transactions is different from that of margin in security transactions. Futures contract margin does not involve the borrowing of funds by the customer to finance the transactions. Rather, the initial margin is in the nature of a performance bond or good faith deposit on the contract which is returned to a Fund upon termination of the futures contract assuming all contractual obligations have been satisfied. The margin required for a particular futures contract is set by the exchange on which the contract is traded and may be significantly modified from time to time by the exchange during the term of the contract.

     Subsequent payments, called variation margin, to the Broker and from the Broker, are made on a daily basis as the value of the underlying instrument or index fluctuates making the long and short positions in the futures contract more or less valuable, a process known as mark-to-market. For example, when a Fund has purchased a futures contract and the price of the underlying financial instrument or index has risen, that position will have increased in value, and the Fund will receive from the Broker a variation margin payment equal to that increase in value. Conversely, where a Fund has purchased a futures contract and the price of the underlying financial instrument or index has declined, the position would be less valuable and the Fund would be required to make a variation margin payment to the Broker. At any time prior to expiration of the futures contract, a Fund may elect to close the position. A final determination of variation margin is then made, additional cash is required to be paid to or released by the Broker, and the Fund realizes a loss or gain.

     Each Trust intends to enter into arrangements with its custodian and with Brokers to enable the initial margin of a Fund and any variation margin to be held in a segregated account by its custodian on behalf of the Broker.

     Although interest rate futures contracts by their terms call for actual delivery or acceptance of financial instruments, and index based futures contracts call for the delivery of cash equal to the difference between the closing value of the index on the expiration date of the contract and the price at which the futures contract is originally made, in most cases such futures contracts are closed out before the settlement date without the making or taking of delivery. Closing out a futures contract sale is effected by an offsetting transaction in which a Fund enters into a futures contract purchase for the same aggregate amount of the specific type of financial instrument or index and same delivery date. If the price in the sale exceeds the price in the offsetting purchase, the Fund is paid the difference and thus realizes a gain. If the offsetting purchase price exceeds the sale price, the Fund pays the difference and realizes a loss. Similarly, the closing out of a futures contract purchase is effected by an offsetting transaction in which a Fund enters into a futures contract sale. If the offsetting sale price exceeds the purchase price, the Fund realizes a gain. If the purchase price exceeds the offsetting sale price the Fund realizes a loss. The amount of the Fund's gain or loss on any transaction is reduced or increased, respectively, by the amount of any transaction costs incurred by the Fund.

     As an example of an offsetting transaction, the contractual obligations arising from the sale of one contract of September U.S. Treasury bills on an exchange may be fulfilled at any time before delivery of the contract is required (i.e. on a specified date in September, the "delivery month") by the purchase of one contract of September U.S. Treasury bills on the same exchange. In such instance the difference between the price at which the futures contract was sold and the price paid for the offsetting purchase, after allowance for transaction costs, represents the profit or loss to a Fund.

     There can be no assurance, however, that a Fund will be able to enter into an offsetting transaction with respect to a particular contract at a particular time. If a Fund is not able to enter into an offsetting transaction, the Fund will continue to be required to maintain the margin deposits on the contract and to complete the contract according to its terms.

OPTIONS ON FINANCIAL FUTURES

     The Funds intend to purchase call and put options on financial futures contracts and sell such options to terminate an existing position. Options on futures are similar to options on stocks except that an option on a futures contract gives the purchaser the right, in return for the premium paid, to assume a position in a futures contract (a long position if the option is a call and a short position if the option is a put) rather than to purchase or sell stock at a specified exercise price at any time during the period of the option. Upon exercise of the option, the delivery of the futures position by the writer of the option to the holder of the option will be accompanied by delivery of the accumulated balance in the writer's futures margin account. This amount represents the amount by which the market price of the futures contract at exercise exceeds, in the case of a call, or is less than, in the case of a put, the exercise price of the option on the futures contract. If an option is exercised the last trading day prior to the expiration date of the option, the settlement will be made entirely in cash equal to the difference between the exercise price of the option and value of the futures contract.

     The Funds intend to use options on financial futures contracts in connection with hedging strategies. In the future the Funds may use such options for other purposes.

PURCHASE OF PUT OPTIONS ON FUTURES CONTRACTS

     The purchase of protective put options on financial futures contracts is analogous to the purchase of protective puts on individual stocks, where an absolute level of protection is sought below which no additional economic loss would be incurred by a Fund. Put options may be purchased to hedge a portfolio of stocks or debt instruments or a position in the futures contract upon which the put option is based.

PURCHASE OF CALL OPTIONS ON FUTURES CONTRACTS

     The purchase of call options on financial futures contracts represents a means of obtaining temporary exposure to market appreciation at limited risk. It is analogous to the purchase of a call option on an individual stock, which can be used as a substitute for a position in the stock itself. Depending on the pricing of the option compared to either the futures contract upon which it is based, or upon the price of the underlying financial instrument or index itself, purchase of a call option may be less risky than the ownership of the interest rate or index based futures contract or the underlying securities. Call options on commodity futures contracts may be purchased to hedge against an interest rate increase or a market advance when a Fund is not fully invested.

USE OF NEW INVESTMENT TECHNIQUES INVOLVING FINANCIAL FUTURES CONTRACTS OR RELATED OPTIONS

     The Funds may employ new investment techniques involving financial futures contracts and related options. The Funds intend to take advantage of new techniques in these areas which may be developed from time to time and which are consistent with the Fund's investment objective. Each Trust believes that no additional techniques have been identified for employment by the Funds in the foreseeable future other than those described above.

LIMITATIONS ON PURCHASE AND SALE OF FUTURES CONTRACTS AND RELATED OPTIONS ON SUCH FUTURES CONTRACTS

     A Fund will not enter into a futures contract if, as a result thereof, more than 5% of the Fund's total assets (taken at market value at the time of entering into the contract) would be committed to margin deposits on such futures contracts.

     The Funds intend that its futures contracts and related options transactions will be entered into for traditional hedging purposes. That is, futures contracts will be sold to protect against a decline in the price of securities that a Fund owns, or futures contracts will be purchased to protect a Fund against an increase in the price of securities it intends to purchase. The Funds do not intend to enter into futures contracts for speculation.

     In instances involving the purchase of futures contracts by a Fund, an amount of cash and cash equivalents, equal to the market value of the futures contracts will be deposited in a segregated account with each Trust's custodian and/or in a margin account with a Broker to collateralize the position and thereby insure that the use of such futures is unleveraged.

FEDERAL INCOME TAX TREATMENT

     For federal income tax purposes, a Fund is required to recognize as income for each taxable year its net unrealized gains and losses on futures contracts as of the end of the year as well as those actually realized during the year. Any gain or loss recognized with respect to a futures contract is considered to be 60% long term and 40% short term, without regard to the holding period of the contract. In the case of a futures transaction classified as a "mixed straddle," the recognition of losses may be deferred to a later taxable year. The federal income tax treatment of gains or losses from transactions in options on futures is unclear.

     In order for a Fund to continue to qualify for federal income tax treatment as a regulated investment company, at least 90% of its gross income for a taxable year must be derived from qualifying income. Any net gain realized from the closing out of futures contracts, for purposes of the 90% requirement, will be qualifying income. In addition, gains realized on the sale or other disposition of securities held for less than three months must be limited to less than 30% of a Fund's annual gross income. The 1986 Tax Act added a provision which effectively treats both positions in certain hedging transactions as a single transaction for the purpose of the 30% requirement. The provision provides that, in the case of any "designated hedge," increases and decreases in the value of positions of the hedge are to be netted for the purposes of the 30% requirement. However, in certain situations, in order to avoid realizing a gain within a three month period, a Fund may be required to defer the closing out of a contract beyond the time when it would otherwise be advantageous to do so.

RISKS OF FUTURES CONTRACTS

     Financial futures contracts prices are volatile and are influenced, among other things, by changes in stock prices, market conditions, prevailing interest rates and anticipation of future stock prices, market movements or interest rate changes, all of which in turn are affected by economic conditions, such as government fiscal and monetary policies and actions, and national and international political and economic events.

     At best, the correlation between changes in prices of futures contracts and of the securities being hedged can be only approximate. The degree of imperfection of correlation depends upon circumstances, such as variations in speculative market demand for futures contracts and for securities, including technical influences in futures contracts trading; differences between the securities being hedged and the financial instruments and indexes underlying the standard futures contracts available for trading, in such respects as interest rate levels, maturities and creditworthiness of issuers, or identities of securities comprising the index and those in a Fund's portfolio. In addition, futures contract transactions involve the remote risk that a party be unable to fulfill its obligations and that the amount of the obligation will be beyond the ability of the clearing broker to satisfy. A decision of whether, when and how to hedge involves the exercise of skill and judgment, and even a well conceived hedge may be unsuccessful to some degree because of market behavior or unexpected interest rate trends.

     Because of the low margin deposits required, futures trading involves an extremely high degree of leverage. As a result, a relatively small price movement in a futures contract may result in immediate and substantial loss, as well as gain, to the investor. For example, if at the time of purchase, 10% of the value of the futures contract is deposited as margin, a 10% decrease in the value of the futures contract would result in a total loss of the margin deposit, before any deduction for the transaction costs, if the account were then closed out, and a 15% decrease would result in a loss equal to 150% of the original margin deposit. Thus, a purchase or sale of a futures contract may result in losses in excess of the amount invested in the futures contract. However, a Fund would presumably have sustained comparable losses if, instead of entering into the futures contract, it had invested in the underlying financial instrument. Furthermore, in order to be certain that a Fund has sufficient assets to satisfy its obligations under a futures contract, the Fund will establish a segregated account in connection with its futures contracts which will hold cash or cash equivalents equal in value to the current value of the underlying instruments or indices less the margins on deposit.

     Most U.S. futures exchanges limit the amount of fluctuation permitted in futures contract prices during a single trading day. The daily limit establishes the maximum amount that the price of a futures contract may vary either up or down from the previous day's settlement price at the end of a trading session. Once the daily limit has been reached in a particular type of contract, no trades may be made on that day at a price beyond that limit. The daily limit governs only price movement during a particular trading day and therefore does not limit potential losses because the limit may prevent the liquidation of unfavorable positions. Futures contract prices have occasionally moved to the daily limit for several consecutive trading days with little or no trading, thereby preventing prompt liquidation of futures positions and subjecting some futures traders to substantial losses.

RISKS OF OPTIONS ON FUTURES CONTRACTS

     In addition to the risks described above for financial futures contracts, there are several special risks relating to options on futures contracts. The ability to establish and close out positions on such options will be subject to the development and maintenance of a liquid secondary market. There is no assurance that a liquid secondary market will exist for any particular contract or at any particular time. A Fund will not purchase options on any futures contract unless and until it believes that the market for such options has developed sufficiently that the risks in connection with such options are not greater than the risks in connection with the futures contracts. Compared to the use of futures contracts, the purchase of options on such futures involves less potential risk to a Fund because the maximum amount at risk is the premium paid for the options (plus transaction costs). However, there may be circumstances when the use of an option on a futures contract would result in a loss to a Fund, even though the use of a futures contract would not, such as when there is no movement in the level of the futures contract.

                            EVERGREEN
                         STATE TAX-FREE
                              FUNDS

(Drawing of the state of Florida with a + beside it)
(Drawing of the state of Florida)
(Drawing of the state of Georgia)
(Drawing of the state of New Jersey)
(Drawing of the state of North Carolina)
(Drawing of the state of South Carolina)
(Drawing of the state of Virginia)

                     (Picture of mountain scene)

                        1996 ANNUAL REPORT

                         (Evergreen logo)
                           Evergreen(sm)
                               Funds

                         EVERGREEN STATE TAX-FREE FUNDS
                               TABLE OF CONTENTS

                                                  A Review of the Past Year and Prospects for the Future....................     1
                                                  A Report From Your Portfolio Manager -- Florida High Income
                                                  Municipal Bond Fund.......................................................     3
                                                  A Report From Your Portfolio Manager -- New Jersey Tax-Free
                                                  Income Fund...............................................................     4
                                                  A Report From Your Portfolio Managers.....................................     5
(Drawing of the                          FLORIDA  Results to Date...........................................................     7
state of Florida                     HIGH INCOME  Statement of Investments..................................................     8
with a +  beside it)         MUNICIPAL BOND FUND  Statement of Assets and Liabilities.......................................    11
                                                  Statement of Operations...................................................    12
                                                  Statement of Changes in Net Assets........................................    13
                                                  Financial Highlights......................................................    14
(Drawing of the                FLORIDA MUNICIPAL  Results to Date...........................................................    16
state of Florida)                      BOND FUND  Statement of Investments..................................................    17
                                                  Statement of Assets and Liabilities.......................................    20
                                                  Statement of Operations...................................................    21
                                                  Statement of Changes in Net Assets........................................    22
                                                  Financial Highlights......................................................    23
(Drawing of the                          GEORGIA  Results to Date...........................................................    25
state of Georgia)                 MUNICIPAL BOND  Statement of Investments..................................................    26
                                            FUND  Statement of Assets and Liabilities.......................................    27
                                                  Statement of Operations...................................................    28
                                                  Statement of Changes in Net Assets........................................    29
                                                  Financial Highlights......................................................    30
(Drawing of the                       NEW JERSEY  Results to Date...........................................................    33
state of New Jersey)                    TAX FREE  Statement of Investments..................................................    34
                                     INCOME FUND  Statement of Assets and Liabilities.......................................    37
                                                  Statement of Operations...................................................    38
                                                  Statement of Changes in Net Assets........................................    39
                                                  Financial Highlights......................................................    40
(Drawing of the                   NORTH CAROLINA  Results to Date...........................................................    42
state of North Carolina)          MUNICIPAL BOND  Statement of Investments..................................................    43
                                            FUND
                                                  Statement of Assets and Liabilities.......................................    45
                                                  Statement of Operations...................................................    46
                                                  Statement of Changes in Net Assets........................................    47
                                                  Financial Highlights......................................................    48
(Drawing of the                   SOUTH CAROLINA  Results to Date...........................................................    50
state of South Carolina)          MUNICIPAL BOND  Statement of Investments..................................................    51
                                            FUND  Statement of Assets and Liabilities.......................................    53
                                                  Statement of Operations...................................................    54
                                                  Statement of Changes in Net Assets........................................    55
                                                  Financial Highlights......................................................    56
(Drawing of the                         VIRGINIA  Results to Date...........................................................    58
state of Virginia)                MUNICIPAL BOND  Statement of Investments..................................................    59
                                            FUND
                                                  Statement of Assets and Liabilities.......................................    61
                                                  Statement of Operations...................................................    62
                                                  Statement of Changes in Net Assets........................................    63
                                                  Financial Highlights......................................................    64
                                                  Combined Notes to Financial Statements....................................    67
                                                  Report of Independent Accountants -- Price Waterhouse LLP.................    76
                                                  Independent Auditors' Report -- KPMG Peat Marwick LLP.....................    77
                                                  Trustees and Officers..........................................Inside Back Cover

EVERGREEN(SM) is a Service Mark of Evergreen Asset Management Corp. Copyright 1995, Evergreen Asset Management Corp.

                         EVERGREEN STATE TAX-FREE FUNDS
A REVIEW OF THE PAST YEAR
AND PROSPECTS FOR THE FUTURE
BY STEPHEN A. LIEBER
   The continued expansion of the United States       (Picture of Stephen
economy and the persistence of inflation at 3% or     A. Lieber appears
less, has evidently sent mixed signals to the         here)
investment markets. The
equity market this year has gone from new high to new high. The willingness of American savers to put money into the hands of equity mutual funds to buy stocks in the United States and abroad is unprecedented. Even foreign investors, who have long been skeptical of the rising prices of U.S. equities and the recent relatively higher valuations than in many other industrial countries, have begun to move heavily into U.S. equities. Only the bond market has suffered negative trends this year. But, it showed no further losses when measured from the end of the second calendar quarter to the end of the third.
   In contrast, it yielded modest gains early in the third quarter. Evidence of slowed final demand in many sectors of the economy has begun to reduce the fears of many investors over inflationary pressures. While confidence increases that both producer and consumer price indexes will remain in a narrow range, around 3%, apprehensions of possibly renewed inflation are now focused on the trend of hourly wages. Hourly wages have moved up slightly in the last two months.
   The apparent consensus among business economists currently is to expect a 2% growth rate for the U.S. economy in the second half of 1996, with a similar level to continue into 1997. These views are, in part, based on historical trends, in which the late cycle characteristics of the U.S. economy typically show economic deceleration. Such a deceleration is not widely feared, in view of the fact that real income growth is likely to be sustained by a 2% to 2 1/2% employment growth, plus a 3% to 3 1/2% earnings growth, before a 3% inflation. The appearance of such decelerating trends and their continuation would likely bring bond yields down, as the inflation premium would be removed from bond market expectations. Many who dissent from the consensus view that the economy will slow, argue that the European economies and Japan's economy are likely to revive in 1997, which will create more export demand for U.S. products and, therefore, increase our growth rate. More pessimistic observers of the American economy believe that the American consumer has overspent, as evidenced by the rising rate of credit card delinquencies, and by the "wealth effect" of a stock market achieving record highs.
   For the bond market, we expect that fairly stable, rather than rising, inflation, and a somewhat declining overall business rate of growth, together with a narrow range currency market, should enable a gradual decline in interest rates.
   Tax-exempt fixed income investment in 1996 has had comparatively better returns than taxable bond investment. Much of this difference is due to the fact that the flat tax, or sharply
                                                                               1

                         EVERGREEN STATE TAX-FREE FUNDS
A REVIEW OF THE PAST YEAR AND
PROSPECTS FOR THE FUTURE -- (CONTINUED)
reduced income tax, advocacies of presidential candidates earlier in the year, were eliminated as concerns for tax-exempt investors. Therefore, tax-exempt bonds have risen to a normal level of relationship to taxable bonds. Further improving valuations has been the lack of major concerns over credit quality issues. Orange County California's default has fallen into memory and its credit is in the process of restoration. Other credit problems regarding certain public power facilities and the rental of municipal buildings have also been overcome. Correspondingly, the supply of new tax-exempt issues declined, especially as interest rate increases cut down the number of new issues replacing refunded bonds. The credit quality overall has been enhanced by further record gains for the use of bond insurance, while the insurers themselves have had their credit quality improved by record accumulations of earnings. In summary, the tax-exempt securities market toward the end of 1996 appears to be in a healthy condition.
2

                    FLORIDA HIGH INCOME MUNICIPAL BOND FUND
A REPORT FROM YOUR
PORTFOLIO MANAGER
RICHARD K. MARRONE
  While interest rate movements have been volatile during the   (Photo of
past year, Evergreen Florida High Income Municipal Bond Fund     Richard K.
proved rewarding to its investors. The Fund's total return       Marrone
(Class A shares) ranked #1 among all 36 other Florida Municipal  appears
Debt Funds ranked by Lipper Analytical Services for the 12       here)
months ended August 31, 1996*.
  The market for high yielding credits in the state of Florida has been robust during most of the past year. Florida's economy continues to remain strong, especially on the construction front, as population growth continues to outpace the rest of the nation. This rapid population growth has created a strong demand for new community development districts (CDDs) throughout the state.
The residential construction part of the economy has become a large part of the Florida high yield market. Numerous bond issues have come to market over the past year to finance this growth. These CDDs assist in the development of infrastructure built around new homes which are typically centered around golf courses and various other amenities. The Fund has focused on investing in the higher end developments that are built in affluent areas. These type of developments are usually more stable and predictable and built by large, well-known developers.
  Spreads have continued to narrow between non-rated and higher rated credits which has contributed to the favorable performance of our lower and non-rated bonds. Investors appetite for yield has been one of the primary factors for this narrowing. The strength of the economy has also contributed to strong performance of our bonds, as several credits have exhibited improved economic fundamentals. The outlook for lower and non-rated bonds will fluctuate more with economic cycles than interest rate movements, versus higher rated bonds.
  During a period of declining interest rates, this Fund will not participate as fully as other funds may. However, in a rising rate environment, the Fund may well outperform its competition and exhibit better total return numbers while also providing a relatively high level of tax-exempt income. This philosophy of limited participation on the upside but giving up less on the down side in an attempt to preserve principal, while generating good income, is the main reason we believe investors place their money into the Fund. Our focus has always been, and will continue to be, to provide higher income than that available from an investment grade portfolio while also striving to maintain relatively stable net asset values.
  At its fiscal year-end on August 31, 1996, Evergreen Florida High Income Municipal Bond Fund's total net assets were $97.5 million. The Fund's yields at that time are illustrated in the table below. (For additional performance information, please see page 7.)

                                  CLASS Y SHARES      CLASS A SHARES      CLASS B SHARES
30-Day SEC Yield                        6.50%              5.94%               5.43%
Tax-Equivalent Yield**                 10.16%              9.28%               8.48%

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.
* SOURCE: LANA -- LIPPER ANALYTICAL NEW APPLICATIONS. LIPPER ANALYTICAL SERVICES, INC., IS AN INDEPENDENT MUTUAL FUNDS PERFORMANCE MONITOR. LIPPER RANKINGS DO NOT INCLUDE SALES CHARGES. IF INCLUDED, RANKINGS MAY BE DIFFERENT.
   FUND'S INCEPTION DATES: CLASS Y SHARES: 9/20/95, CLASS A SHARES: 6/17/92, CLASS B SHARES: 7/10/95
   INVESTMENT RETURN, PRINCIPAL VALUE AND YIELDS WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. THE FUND'S CLASS A SHARES ARE SUBJECT TO A MAXIMUM FRONT END SALES CHARGE OF 4.75% AND CLASS B SHARES ARE SUBJECT TO A MAXIMUM CONTINGENT DEFERRED SALES CHARGE OF 5%.
**TAX-EQUIVALENT YIELDS ASSUMES A 36% FEDERAL TAX BRACKET. FLORIDA INTANGIBLES
  TAX (WHICH IS NOT REFLECTED IN TAX-EQUIVALENT YIELDS ABOVE) ON PERSONAL PROPERTY AFTER EXEMPTIONS OF $2 PER $1,000 IS GENERALLY IMPOSED ON THE VALUE OF STOCKS, BONDS, OTHER EVIDENCES OF INDEBTEDNESS AND MUTUAL FUND SHARES. DURING THE PERIOD UNDER REVIEW, THE ADVISER CONTINUED ITS POLICY OF WAIVING A PORTION OF ITS ADVISORY FEE. HAD FEE NOT BEEN WAIVED, YIELDS WOULD HAVE BEEN LOWER. FEE WAIVER MAY BE REVISED AT ANY TIME.
                                                                               3

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
A REPORT FROM YOUR
PORTFOLIO MANAGER
JOCELYN TURNER
   Fixed income markets took a roller coaster ride during the
period as economic reports continually surprised the consensus    (Photo of
view. Bond prices took sharp drops after strong Gross Domestic     Jocelyn
Product (GDP) and initial jobless claims numbers were released.    Turner
Increases in durable goods orders and rebounds in retail demand    appears
seemed to confirm that the economy was still growing at a          here)
healthy pace. Commodity prices started to show some signs of incipient inflation, but continued wage pressures kept it at bay. Investors prepared for Fed intervention to raise rates at any time, possibly at the upcoming November Federal Open Market
Committee Meeting. With elections approaching, the Fed seems in no hurry to change course, believing that despite the upticks in economic reports, underlying inflation is still in check and the economy is not yet overheating. The market has taken some of the onus from the Fed by pricing a 25- to 50-basis point rate increase into the yield curve in response to the economic data.
   While bond prices dropped across the fixed income markets, municipals continued their first quarter trend of relative outperformance to Treasuries, though at the low end of the ranges. Long-term municipal bonds, as measured by the Bond Buyer 20-Year Index*, were yielding approximately 88% of Treasuries at the beginning of the Fund's fiscal year, at 5.57%. By July and August, the yield had risen to 5.86%, and 82% of Treasuries thanks to the continued low new issuance and large bond call redemptions that reduced the total outstanding supply of municipals.
   Municipals outperformed Treasuries due to a change in investor sentiment. Tax reform fears subsided and rising rates led individual investors to chase increased yields. This was in contrast to 1995 when investors suffered rate shock from the low absolute levels. Investors re-focused asset allocations into fixed income securities after the stock market became increasingly volatile and sold off. Municipals, especially, became attractive to individual investors and property and casualty insurance companies.
   Supply of municipal bonds to satisfy the increased demand continued to be a severe problem in the market. With interest rates rising, issuers were reluctant to issue refunding bonds and many other interest rate sensitive deals that had been in the pipeline. Specialty state funds, like this one, were especially hard-pressed to find new issues. Of those issues, most were priced rich and few were sizable enough for proper liquidity and diversification in mutual funds. As a result, the Fund selectively sought higher coupon bonds with defensive call protection to capture increased yields, maintain stable income, and reduce price volatility. As always, the Fund is managed to maximize total return and tax-exempt income while seeking to avoid unnecessary risk.
   At its fiscal year-end on August 31, 1996, Evergreen New Jersey Tax-Free Income Fund's total net assets were $44.2 million. The Fund's yields at that time are illustrated in the table below. (For additional performance information, please see page 33.)

                             CLASS Y SHARES      CLASS A SHARES      CLASS B SHARES
30-Day SEC Yield                  5.17%               4.87%               4.17%
Tax-Equivalent Yield*             8.65%               8.15%               6.98%

PAST PERFORMANCE IS NO GUARANTEE OF FUTURE RESULTS.
* UNMANAGED INDEXES OF SELECTED SECURITIES. AN INVESTMENT CAN NOT BE MADE IN AN INDEX.
   THE FUNDS' INVESTMENT RETURN, PRINCIPAL VALUE AND YIELDS WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.
   THE FUND'S CLASS A SHARES ARE SUBJECT TO A MAXIMUM FRONT END SALES CHARGE OF 4.75% AND CLASS B SHARES ARE SUBJECT TO A MAXIMUM CONTINGENT DEFERRED SALES CHARGE OF 5%.
** TAX-EQUIVALENT YIELD ASSUMES A 36% FEDERAL TAX BRACKET AND A 6.65% NEW JERSEY
   STATE TAX BRACKET. DURING THE PERIOD UNDER REVIEW, THE ADVISER CONTINUED ITS POLICY OF WAIVING A PORTION OF ITS ADVISORY FEE. HAD FEE NOT BEEN WAIVED, YIELD WOULD HAVE BEEN LOWER. FEE WAIVER MAY BE REVISED AT ANY TIME.
   SOME OF THE FUND'S INCOME MAY BE SUBJECT TO THE FEDERAL ALTERNATIVE MINIMUM TAX FOR CERTAIN INVESTORS.
4

                      EVERGREEN STATE MUNICIPAL BOND FUNDS
A REPORT FROM YOUR
PORTFOLIO MANAGERS
ROBERT EVANS
RICHARD MARRONE
ROBERT S. DRYE
CHARLES JEANNE


   As the Funds' fiscal year began, municipal bonds were in the   (Photo of
midst of the bond rally of 1995. The yield on the Bond Buyer 20    Robert Evans
Year Government Obligation (GO) Index* dropped 54 basis points,    appears
from 5.98% at the end of August, 1995, to 5.44% at 1995            here)
year-end. The new year brought no January effect to municipals due to historically high levels of new issuance. Prices were cheap but demand remained tepid with individual investors
suffering rate shock. Municipal yields continued their drop but not as severely as with Treasuries because of an unusually flat yield curve. There was little advantage to extending out into longer maturities since 20-year bonds at 5.46% traded only 10 basis points higher than 11-year bonds at 5.36% as measured by the
Bond Buyer 20-Year GO* and 11-Year GO* Index, respectively.
Investors demanded short-term paper or discount bonds that
provided good structure (i.e. call protection).
   Fixed income markets reversed direction in the second quarter   (Photo of
of 1996 as economic reports continually surprised consensus.    Richard Marrone
Bond prices dropped after strong Gross Domestic Product (GDP)    appears here)
and initial jobless claims numbers were released. Increases in durable goods orders and rebounds in retail demand seemed to confirm that the economy was still growing at a healthy pace.
Commodity prices started to show some signs of incipient
inflation, but continued wage pressures kept it at bay.
Investors remain prepared for Federal Reserve intervention to
raise rates at any time, possibly even at the upcoming November    (Photo of
Federal Open Market Committee Meeting. With elections            Robert S. Drye
approaching, the Fed seems in no hurry to change course,          appears here)
believing that despite the upticks in economic reports,
underlying inflation is still in check and the economy is not yet overheating. The market has taken some of the onus from the
Fed by pricing a 25- to 50-basis point rate increase into the yield curve in response to the economic data.
   While bond prices dropped across the fixed income markets,     (Photo of
municipals continued their first quarter trend of relative     Charles Jeanne
outperformance to Treasuries, though at the low end of the      appears here)
ranges. Long-term municipals, as measured by the Bond Buyer
20-Year Index*, were yielding approximately 88% of Treasuries at the beginning of the Fund's fiscal year, at 5.57%. By July and August, the yield had risen to 5.86%, and 82% of Treasuries thanks to the continued low new issuance, regular interest payments, and large bond call redemptions that reduced the total outstanding supply of municipals.

* UNMANAGED INDEXES OF SELECTED SECURITIES. AN INVESTMENT CAN NOT BE MADE IN AN INDEX.
  THE FUNDS' INVESTMENT RETURNS, PRINCIPAL VALUES AND YIELDS WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.
  SOME OF THE FUNDS' INCOME MAY BE SUBJECT TO THE FEDERAL ALTERNATIVE MINIMUM TAX FOR CERTAIN INVESTORS.
                                                                               5

                      EVERGREEN STATE MUNICIPAL BOND FUNDS
A REPORT FROM YOUR
PORTFOLIO MANAGERS -- (CONTINUED)
   Municipals' outperformance of Treasuries was due to a change in investor sentiment. Tax reform fears subsided and rising rates led individual investors to chase increased yields. This was in contrast to 1995 when investors suffered rate shock from the low absolute levels. Investors re-focused asset allocations into fixed income securities after the stock market became increasingly volatile and sold off. Municipals, especially, became attractive to individual investors as well as property and casualty insurance companies.
   Supply of municipal bonds to satisfy the increased demand continued to be a severe problem in the market. With interest rates rising, issuers were reluctant to issue refunding bonds and many other interest rate sensitive deals that had been in the pipeline. Specialty state funds were particularly hard-pressed to find new issues. Of those issues, most were priced rich and few were sizable enough for proper liquidity and diversification in mutual funds. As a result, the Funds selectively sought higher coupon bonds with defensive call protection to capture increased yields, maintain stable income, and reduce price volatility. As always, the Funds are managed to maximize total return and tax-exempt income while seeking to avoid unnecessary risk. (For fund-specific performance information, please see the pages entitled "Results To Date".)
6

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND

(Drawing of the state of Florida with a + beside it)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN FLORIDA HIGH INCOME MUNICIPAL BOND FUND
     The graphs below compare a $10,000 investment in the Evergreen Florida High Income Municipal Bond Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers Municipal Bond Index ("Index").


CLASS A
ONE YEAR TOTAL RETURN = 1.4%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 6.5%


(Class A chart appears here. Plot points are below.)

6/17/92*   8/31/92    8/31/93    8/31/94   8/31/95  8/31/96

(Customers to fill in plot points.)


CLASS B
ONE YEAR TOTAL RETURN = 0.6%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 3.2%


(Class B chart appears here. Plot points are below.)

7/10/95*   8/31/95    2/28/96   8/31/96

(Customers to fill in plot points.)


CLASS Y
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 6.3%


(Class Y chart appears here. Plot points are below.)

9/20/95*   2/28/96     8/31/96

(Customers to fill in plot points.)



- - EVERGREEN HIGH INCOME MUNICIPAL BOND FUND

______ LEHMAN BROTHERS MUNICIPAL BOND INDEX

* Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waiving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
                                                                               7

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of Florida with a + beside it)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 LONG-TERM MUNICIPAL SECURITIES -- 98.4%
            FLORIDA -- 93.7%
 $   785    Alachua Cnty. Hlth. Facs. RB,
            Beverly Enterprises Proj.,
            10.125%, 4/1/10....................... $   858,468
   3,000    Alliance Arpt. Auth. Inc.
            Federal Express Corp. Proj.,
            6.375%, 4/1/21........................   2,945,040
   1,000    Bay Cnty. Hosp. Sys. RB,
            Bay Med. Ctr. Proj.,
            8.00%, 10/1/12........................   1,094,620
     200    Baytree Cmnty. Dev. Dist.
            Spl. Assmt. RB,
            8.75%, 5/1/12.........................     211,630
     750    Boynton Beach Hsg. Mtg.
            Clipper Cove Apts.,
            6.35%, 7/1/16.........................     748,245
     990    Brevard Cnty.
            Hlth. Facs. Auth. RB,
            Courtenay Springs Vlg.,
            7.375%, 11/15/04......................   1,000,019
   1,875    Brevard Cnty.
            Hlth. Facs. Auth. RB,
            Courtenay Springs Vlg.,
            7.50%, 11/15/12.......................   1,887,019
   1,000    Brevard Cnty. Tourist Dev.
            Tax RB, Marlins Spring,
            6.875%, 3/1/13........................   1,046,240
   1,000    Broward Cnty. Hsg. Fin.
            Auth. RB, (Ser. A),
            7.35%, 3/1/23, (GNMA).................   1,041,280
   1,125    Crossings At Fleming Is.
            Cmnty. Dev. Dist. Util. RB,
            7.375%, 10/1/19.......................   1,107,743
   2,310    Duval Cnty. Hsg. Fin. Auth.
            RB, St. Augustine Apts. Proj.,
            6.00%, 3/1/21.........................   2,246,498
   1,500    Eastlake Oaks Cmnty. Dev. Dist.,
            7.75%, 5/1/17.........................   1,516,500
     505    Escambia Cnty. Hlth. Facs.
            Auth. RB, Azalea Trace Inc.,
            8.50%, 1/1/19.........................     518,074
     535    Escambia Cnty. Hlth. Facs.
            Auth. RB, Azalea Trace Inc.,
            9.25%, 1/1/06.........................     566,383
     235    Escambia Cnty. Hlth. Facs.
            Auth. RB, Azalea Trace Inc.,
            9.25%, 1/1/12.........................     248,785
   1,500    Escambia Cnty. Hlth. Facs.
            Auth. RB, Baptist Hosp. Inc.,
            (Ser. B),
            6.00%, 10/1/14........................   1,418,205
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $ 2,000    Escambia Cnty. PCR,
            Champion Intl. Corp. Proj.,
            6.90%, 8/1/22......................... $ 2,073,500
   1,000    Florida Hsg. Fin. Agy. RB,
            The Vinyards Proj., (Ser. H),
            6.50%, 11/1/25........................     998,580
   2,580    Hernando Cnty. IDR,
            Florida Crushed Stone Co.,
            8.50%, 12/1/14........................   2,811,890
   1,545    Hialeah Gardens, IDR,
            Waterford Convalscent-A,
            7.875%, 12/1/07.......................   1,594,100
     600    Hillsborough Cnty. Aviation
            Auth. RB, US Air Proj. (Ser. 2),
            8.60%, 1/15/22........................     649,764
   3,430    Homestead IDR, Cmnty.
            Rehab. Providers Prog.-A,
            7.95%, 11/1/18........................   3,456,651
   2,500    Indian Trace Cmnty. GO Wtr.
            Mgmt. Spl. Benefit Sub-B,
            8.25%, 5/1/11 (a).....................   2,662,400
   1,000    Jacksonville, Hlth. Facs.
            Auth. IDR, Cypress Vlg. Proj.,
            7.00%, 12/1/22........................   1,017,560
     750    Jacksonville, Hlth. Facs.
            Auth. RB, Cypress Vlg. Proj.,
            7.00%, 12/1/14........................     765,548
   2,500    Lake Bernadette Cmnty. Dev.
            Dist. Florida Special (Ser. A),
            8.00%, 5/1/17.........................   2,478,375
   2,000    Lee Cnty. Hsg. Fin. Auth.
            Multi-Cnty. Prog. (Ser. A),
            7.50%, 9/1/27.........................   2,163,860
   1,000    Lee Cnty. Hsg. Fin Auth.
            Single Family Mtg. RB,
            Multi-Cnty. Prog. (Ser. A),
            7.45%, 9/1/27 -- WI...................   1,092,960
     850    Lee Cnty. IDA, Encore
            Nursing Center Partner,
            8.125%, 12/1/07.......................     906,610
   2,860    Leon Cnty. Ed. Facs.
            Auth. RB, (Ser. A),
            8.25%, 5/1/14.........................   2,862,660
   1,000    Manatee Cnty. Hsg. Fin.
            Auth. Mtg. RB,
            7.45%, 5/1/27.........................   1,090,620
   1,175    Martin Cnty. IDR, Indiantown
            Cogeneration PJ-A,
            7.875%, 12/15/25......................   1,313,638

8

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of Florida with a + beside it)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            FLORIDA -- CONTINUED
 $ 1,245    Meadow Point II, Cmnty. Dev.
            Dist. Cap. Impt. RB,
            7.75%, 5/1/18 (a)..................... $ 1,266,526
   1,000    Miami Beach City Center
            Historic Convention,
            6.25%, 12/1/16........................     976,340
     500    Miami Beach City Center
            Historic Convention,
            6.35%, 12/1/22........................     486,870
   1,300    North Springs, Impt. Dist.
            Wtr. Mgmt. Spl. Assmt. (Ser. A),
            8.20%, 5/1/24.........................   1,366,235
   2,500    Northern Palm Beach Cnty.
            Wtr. Ctl. & Impt. Unit Dev.,
            7.20%, 8/1/16 -- WI...................   2,500,000
     500    Northern Palm Beach Cnty.
            Wtr. Ctl. Dist. Spl. Assmt.,
            6.875%, 11/1/13.......................     526,495
     500    Northern Palm Beach Cnty.
            Wtr. Ctl. Dist. Spl. Assmt.,
            7.00%, 8/1/15.........................     529,160
   1,500    Northwood Cmnty. Dev. Dist.,
            7.60%, 5/1/17.........................   1,499,955
   1,040    Orange Cnty. Hlth Facs.
            Auth. RB, Lakeside Alts. Inc.,
            6.50%, 7/1/13.........................   1,027,634
     395    Orange Cnty.
            Hlth. Facs. Auth. RB,
            Orlando Lutheran Tower,
            8.40%, 7/1/14.........................     387,183
   2,000    Osceola Cnty. IDA, Cmnty.
            Provider Pooled Ln. Proj. A,
            7.75%, 7/1/17.........................   2,017,840
     565    Overoaks Cmnty. Dev. Dist.
            Cap. Impt. RB,
            8.25%, 5/1/17.........................     566,571
   1,500    Palm Beach Cnty. IDR,
            Geriatric Care Inc. Proj.,
            6.55%, 12/1/16........................   1,514,910
     685    Pinellas Cnty. Edl. Facs.
            Auth. RB, Eckerd College,
            7.75%, 7/1/14.........................     731,005
   5,000    Polk Cnty. IDA,
            7.525%, 1/1/15........................   5,237,000
   1,000    Port Everglades, RB, (Ser. A),
            7.50%, 9/1/12.........................   1,053,460
   1,710    Quantum Cmnty. Dev. Dist.
            Spl. Assmt.
            7.75%, 3/1/14.........................   1,727,699
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $ 2,100    Riverwood Cmnty. Sys. RB,
            7.75%, 10/1/14........................ $ 2,134,251
   1,000    Sarasota Cnty. Hlth. Fac. Auth.
            RB, Jewish Housing Council,
            7.375%, 7/1/16........................     980,890
   1,500    Sarasota Cnty. Hlth. Fac.
            Auth. RB, Manatee Jewish
            Housing Council,
            6.70%, 7/1/25.........................   1,387,560
   1,000    Sarosota Cnty. Hlth. Fac.
            Auth. RB, Sunnyside Pptys.,
            6.00%, 5/15/10........................     935,190
   1,500    South Indian River,
            Wtr. Ctl. Dist. RB,
            Egret Landing Phase I,
            7.50%, 11/1/18........................   1,538,805
   2,500    St. Johns Ctny. IDA, Vicars
            Landing Proj. (Ser. A),
            6.75%, 2/15/12........................   2,432,925
   3,000    Tampa, RB, Aquarium Inc. Proj.,
            7.75%, 5/1/27.........................   3,213,990
   1,000    Tarpon Springs, Hlth. Facs.
            Auth. RB, Helen Ellis Mem.
            Hosp. Proj.,
            7.50%, 5/1/11.........................   1,031,130
     500    Volusia Cnty.
            Edl. Facs. Auth. RB,
            6.125%,10/15/16.......................     492,855
   4,000    Volusia Cnty.
            Edl. Facs. Auth. RB,
            6.125%, 10/15/26......................   3,945,520
   1,775    Westchase East Cmnty. Dev.
            Dist. Cap. Impt. RB,
            7.50%, 5/1/17.........................   1,759,096
   1,000    Winter Garden, IDR,
            Beverly Enterprises,
            8.75%, 7/1/12.........................   1,093,650
     250    Winter Haven Hsg. Auth.
            Abbey Lane Apts. (Ser. C),
            7.00%, 7/1/12, (FNMA).................     262,870
     250    Winter Haven Hsg. Auth.
            Abbey Lane Apts. (Ser. C),
            7.00%, 7/1/24, (FNMA).................     259,412
                                                    91,276,492
            PUERTO RICO -- 2.5%
   1,475    Puerto Rico Ports. Auth. RB,
            American Airlines Proj.,
            (Ser. A),
            6.25%, 6/1/26.........................   1,463,392

                                                                               9

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of Florida with a + beside it)
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            PUERTO RICO -- CONTINUED

 $ 1,000    Puerto Rico Indl. Tourist
            Edl. Med. & Envir. Ctl. Facs.
            RB, Mennonite Gen. Hosp.
            Proj. (Ser. A),
            6.50%, 7/1/12......................... $   995,290
                                                     2,458,682
            VIRGIN ISLANDS -- 2.2%
   2,000    Virgin Islands, Wtr. & Pwr.
            Auth. RB, (Ser. B),
            7.60%, 1/1/12.........................   2,143,800
            TOTAL LONG-TERM MUNICIPAL SECURITIES
            (COST $94,915,484)....................  95,878,974
 SHARES                                              VALUE
MUTUAL FUND SHARES -- 1.9%
1,863,000   Lehman Municipal Money
            Market Fund
            (COST $1,863,000).................... $ 1,863,000

            TOTAL INVESTMENTS --
            (COST $96,778,484).............  100.3%  97,741,974
            OTHER ASSETS AND
            LIABILITIES -- NET.............    (.3)    (286,813)
            NET ASSETS --..................  100.0% $97,455,161

Summary of Abbreviations:
FNMA -- Insured by Federal National Mortgage Association
GNMA -- Insured by Government National Mortgage
Association
GO -- General Obligation Bond
IDA -- Industrial Development Authority
IDR -- Industrial Development Revenue Bond
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
WI -- When Issued
(a) Security which was segregated as collateral for When Issued securities. See accompanying notes to financial statements.
10

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of Florida with a + beside it)

ASSETS:
   Investments at value (identified cost $96,778,484)............................................................  $ 97,741,974
   Cash..........................................................................................................            97
   Interest receivable...........................................................................................     1,963,955
   Receivable for Fund shares sold...............................................................................     1,850,767
   Deferred organization expenses and other assets...............................................................        17,987
         Total assets............................................................................................   101,574,780
LIABILITIES:
   Payable for securities purchased..............................................................................     3,616,400
   Dividends payable.............................................................................................       271,014
   Payable for Fund shares redeemed..............................................................................       101,964
   Accrued expenses..............................................................................................        58,548
   Distribution fee payable......................................................................................        46,039
   Accrued advisory fee..........................................................................................        25,654
         Total liabilities.......................................................................................     4,119,619
NET ASSETS.......................................................................................................  $ 97,455,161
NET ASSETS CONSIST OF:
   Paid-in capital...............................................................................................  $ 97,923,777
   Distributions in excess of net investment income..............................................................        (7,223)
   Accumulated net realized loss on investment transactions......................................................    (1,424,883)
   Net unrealized appreciation of investments....................................................................       963,490
         Net assets..............................................................................................  $ 97,455,161
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($76,266,753 (division sign) 7,318,419 shares of beneficial interest outstanding)..............  $      10.42
   Sales charge -- 4.75% of offering price.......................................................................           .52
         Maximum offering price..................................................................................  $      10.94
   Class B Shares ($19,218,795 (division sign) 1,844,017 shares of beneficial interest outstanding)..............  $      10.42
   Class Y Shares ($1,969,613 (division sign) 189,005 shares of beneficial interest outstanding).................  $      10.42

See accompanying notes to financial statements.
                                                                              11

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
(Drawing of the state of Florida with a + beside it)

INVESTMENT INCOME:
   Interest...........................................................................................             $5,460,025
EXPENSES:
   Advisory fee.......................................................................................  $477,128
   Administrative personnel and service fees..........................................................    40,295
   Distribution fee -- Class A Shares.................................................................   169,651
   Distribution fee -- Class B Shares.................................................................    80,050
   Shareholder services fee -- Class B Shares.........................................................    26,683
   Custodian fee......................................................................................    57,131
   Transfer agent fee.................................................................................    55,460
   Registration and filing fees.......................................................................    30,624
   Reports and notices to shareholders................................................................    23,722
   Professional fees..................................................................................    18,493
   Amortization of organizational expense.............................................................     3,543
   Trustees' fees and expenses........................................................................     2,763
   Insurance..........................................................................................     1,958
   Miscellaneous......................................................................................     2,950
                                                                                                         990,451
Less: Fee waivers.....................................................................................  (238,564)
   Net Expenses.......................................................................................                751,887
Net investment income.................................................................................              4,708,138
NET REALIZED AND UNREALIZED LOSS ON INVESTMENTS:
   Net realized loss on investment transactions.......................................................                (67,136)
   Net change in unrealized appreciation of investments...............................................                (42,880)
   Net loss on investments............................................................................               (110,016)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................................................             $4,598,122

See accompanying notes to financial statements.
12

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of Florida with a + beside it)

                                                                                                                FOUR MONTHS
                                                                                                  YEAR ENDED       ENDED
                                                                                                  AUGUST 31,     AUGUST 31,
                                                                                                     1996           1995
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income.......................................................................  $  4,708,138   $  1,225,081
   Net realized gain (loss) on investment transactions.........................................       (67,136)       150,049
   Net change in unrealized appreciation (depreciation) of investments.........................       (42,880)     1,449,591
      Net increase in net assets resulting from operations.....................................     4,598,122      2,824,721
DISTRIBUTIONS TO SHAREHOLDERS:
FROM NET INVESTMENT INCOME:
   Class A Shares..............................................................................    (4,083,337)    (1,214,190)
   Class B Shares..............................................................................      (562,849)       (10,891)
   Class Y Shares..............................................................................       (61,952)            --
   Total distributions to shareholders from net investment income..............................    (4,708,138)    (1,225,081)
IN EXCESS OF NET INVESTMENT INCOME:
   Class A Shares..............................................................................            --         (8,411)
   Class B Shares..............................................................................            --            (76)
   Total distributions to shareholders in excess of net investment income......................            --         (8,487)
      Total distributions to shareholders......................................................    (4,708,138)    (1,233,568)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold...................................................................    51,887,683     10,600,090
   Proceeds from reinvestment of distributions.................................................     1,815,929        307,200
   Payment for shares redeemed.................................................................   (18,826,666)   (14,853,087)
      Net increase (decrease) from Fund share transactions.....................................    34,876,946     (3,945,797)
      Net increase (decrease) in net assets....................................................    34,766,930     (2,354,644)
NET ASSETS:
   Beginning of period.........................................................................    62,688,231     65,042,875
   End of period (includes distributions in excess of net investment income of $7,223 for the
     periods ending August 31, 1996 and August 31, 1995).......................................  $ 97,455,161   $ 62,688,231

See accompanying notes to financial statements.
                                                                              13

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of Florida with a + beside it)

                                                                                      CLASS A SHARES
                                                                                      FOUR MONTHS
                                                                                         ENDED            YEAR ENDED
                                                                     YEAR ENDED       AUGUST 31,          APRIL 30,
                                                                   AUGUST 31, 1996       1995#         1995       1994
PER SHARE DATA:
Net asset value, beginning of period............................        $10.40           $10.16        $10.08     $10.36
Income (loss) from investment operations:
  Net investment income.........................................           .63              .21           .65        .68
  Net realized and unrealized gain (loss) on investments........           .02              .24           .08       (.26)
    Total from investment operations............................           .65              .45           .73        .42
Less distributions to shareholders from:
  Net investment income.........................................          (.63)            (.21)         (.65)      (.68)
  Net realized gain on investments..............................            --               --            --       (.02)
    Total distributions.........................................          (.63)            (.21)         (.65)      (.70)
Net asset value, end of period..................................        $10.42           $10.40        $10.16     $10.08
TOTAL RETURN+...................................................          6.4%             4.4%          7.6%       3.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).......................       $76,267          $59,551       $65,043    $72,683
Ratios to average net assets:
  Expenses**....................................................          .85%            1.07%++        .60%       .14%
  Net investment income**.......................................         6.02%            5.92%++       6.52%      6.16%
Portfolio turnover rate.........................................           42%              14%           28%        31%

                                                                  JUNE 17, 1992*
                                                                      THROUGH
                                                                  APRIL 30, 1993
PER SHARE DATA:
Net asset value, beginning of period............................       $10.00
Income (loss) from investment operations:
  Net investment income.........................................          .61
  Net realized and unrealized gain (loss) on investments........          .39
    Total from investment operations............................         1.00
Less distributions to shareholders from:
  Net investment income.........................................         (.61)
  Net realized gain on investments..............................         (.03)
    Total distributions.........................................         (.64)
Net asset value, end of period..................................       $10.36
TOTAL RETURN+...................................................        10.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).......................      $33,541
Ratios to average net assets:
  Expenses**....................................................         .00%
  Net investment income**.......................................        5.92%++
Portfolio turnover rate.........................................          50%

#  The Fund changed its fiscal year end from April 30 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                   CLASS A SHARES
                                                                                     FOUR MONTHS
                                                                                        ENDED         YEAR ENDED
                                                                    YEAR ENDED       AUGUST 31,       APRIL 30,
                                                                  AUGUST 31, 1996       1995#       1995     1994
Expenses.......................................................        1.15%            1.42%       1.26%    1.12%
Net investment income..........................................        5.72%            5.57%       5.86%    5.18%

                                                                 JUNE 17, 1992*
                                                                     THROUGH
                                                                 APRIL 30, 1993
Expenses.......................................................       1.12%
Net investment income..........................................       4.80%

See accompanying notes to financial statements.
14

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of Florida with a + beside it)

                                                                                                  CLASS B SHARES
                                                                                                           JULY 10, 1995*
                                                                                          YEAR ENDED          THROUGH
                                                                                        AUGUST 31, 1996   AUGUST 31, 1995
PER SHARE DATA:
Net asset value, beginning of period.................................................        $10.40            $10.41
Income (loss) from investment operations:
  Net investment income..............................................................           .55               .08
  Net realized and unrealized gain (loss) on investments.............................           .02              (.01)
    Total from investment operations.................................................           .57               .07
Less distributions to shareholders from net investment income........................          (.55)             (.08)
Net asset value, end of period.......................................................        $10.42            $10.40
TOTAL RETURN+........................................................................          5.6%               .6%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)............................................       $19,219            $3,137
Ratios to average net assets:
  Expenses...........................................................................         1.59%**           1.09%++
  Net investment income..............................................................         5.27%**           3.40%++
Portfolio turnover rate..............................................................           42%               14%
                                                                                         CLASS Y SHARES
                                                                                       SEPTEMBER 20, 1995*
                                                                                             THROUGH
                                                                                         AUGUST 31, 1996
PER SHARE DATA:
Net asset value, beginning of period.................................................         $10.48
Income (loss) from investment operations:
  Net investment income..............................................................            .63
  Net realized and unrealized gain (loss) on investments.............................           (.06)
    Total from investment operations.................................................            .57
Less distributions to shareholders from net investment income........................           (.63)
Net asset value, end of period.......................................................         $10.42
TOTAL RETURN+........................................................................           6.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)............................................         $1,970
Ratios to average net assets:
  Expenses...........................................................................           .59%++**
  Net investment income..............................................................          6.27%++**
Portfolio turnover rate..............................................................            42%

*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                                                   CLASS Y SHARES
                                                                                            CLASS B SHARES       SEPTEMBER 20, 1995*
                                                                                              YEAR ENDED               THROUGH
                                                                                            AUGUST 31, 1996        AUGUST 31, 1996
Expenses...............................................................................          1.89%                   .89%
Net investment income..................................................................          4.97%                  5.97%

See accompanying notes to financial statements.
                                                                              15

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
(Drawing of the state of Florida)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN FLORIDA MUNICIPAL BOND FUND
     The graphs below compare a $10,000 investment in the Evergreen Florida Municipal Bond Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers Municipal Bond Index ("Index").

CLASS A
ONE YEAR TOTAL RETURN = 0.2%
FIVE YEAR TOTAL RETURN = 6.4%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 7.3%

(Class A chart appears here. Plot points are below.)

5/1/88* 8/31/88 8/31/89 8/31/90 8/31/91 8/31/92 8/31/93 8/31/94 8/31/95 8/31/96

(Customer to fill in plot points.)



CLASS B
ONE YEAR TOTAL RETURN = 0.8%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 1.5%

(Class B chart appears here. Plot points are below.)

6/30/95*    8/31/95     2/29/96     8/31/96

(Customer to fill in plot points.)



CLASS Y
ONE YEAR TOTAL RETURN = 5.2%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 5.9%

(Class Y chart appears here. Plot points are below.)

6/30/95*     8/31/95      2/29/96     8/31/96

(Customer to fill in plot points.)


- - EVERGREEN FLORIDA MUNICIPAL BOND FUND

______ LEHMAN BROTHERS MUNICIPAL BOND INDEX


*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
16

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of Florida)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 LONG-TERM MUNICIPAL SECURITIES -- 97.0%
            FLORIDA -- 97.0%
 $ 1,500    Alachua Cnty. Hlth. Fac. RB, Mental
            Hlth. Svcs. Proj. A,
            7.75%, 7/1/10 (FSA)................... $ 1,664,265
   2,000    Altamonte Springs Hlth. Fac. Auth.
            Hosp. RB, Adventist Hlth./Sunbelt
            (Ser. B),
            5.125%, 11/15/18 (AMBAC)..............   1,804,760
     750    Brevard Cnty. Hsg. Fin. Auth. RB,
            (Ser. B),
            7.00%, 3/1/13 (FSA)...................     788,003
   2,925    Broward Cnty. Hlth. Care Facs. RB,
            North Beach Hosp. Proj.,
            7.00%, 8/15/11 (MBIA).................   3,224,813
   1,375    Broward Cnty. Hsg. Fin. Auth. RB, GNMA
            Coll Home Mtg. (Ser. B),
            7.125%, 3/1/17 (GNMA).................   1,442,966
     200    Broward Cnty. Hsg. Fin. Auth. RB, GNMA
            Coll Home Mtg. (Ser. B),
            7.55%, 3/1/15 (GNMA)..................     210,632
   1,000    Charlotte Cnty. Util. RB, Prefunded @
            $102,
            7.00%, 10/1/14 (FGIC).................   1,120,650
     105    Charlotte Cnty Spec. Assessment RB,
            Peachland mun. Svc. Tax & Ben. Unit,
            7.25%, 10/1/10 (MBIA).................     116,084
     500    Collier Cnty. Hlth. Facs. Auth. RB
            (The Moorings, Inc. Proj.,)
            7.00%, 12/1/19........................     517,410
   1,000    Cooper City Sales Tax RB,
            7.25%, 10/1/11........................   1,095,010
   1,000    Dade Cnty.
            Spec. Oblig. RB,
            Courthouse Ctr. Proj.,
            6.25%, 4/1/09.........................   1,043,880
   2,070    Dade Cnty. Edl. Facs. Auth. RB,
            Florida Intl. Univ. (N. Miami Proj.),
            7.10%, 10/1/16 (MBIA).................   2,329,019
   2,000    Dade Cnty. Edl. Facs. Auth. RB,
            St. Thomas Univ.,
            6.00%, 1/1/14
            (LOC: Sun Bank Miami).................   1,978,580
   1,000    Dade Cnty. Edl. Facs. Auth. RB,
            St. Thomas Univ.,
            6.125%, 1/1/19
            (LOC: Sun Bank Miami).................   1,002,360
   5,280    Dade Cnty. Gtd. Entitlement RB, Cap
            Apprec. (Ser. A),
            Zero Coupon, 2/1/08 (MBIA)............   2,825,750
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $   240    Dade Cnty. Hlth. Fac. Auth. Hosp. RB,
            South Shore Hosp. & Med. Center (Ser.
            A) (FHA),
            7.60%, 8/1/24......................... $   259,644
     135    Dade Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB, (Ser. A),
            7.10%, 3/1/17 (GNMA)..................     141,502
     255    Dade Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB, (Ser. A),
            7.50%, 9/1/13 (GNMA)..................     268,750
     455    Dade Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB, (Ser. D),
            6.95%, 12/15/12 (FSA).................     478,255
   4,000    Dade Cnty. Prof. Sports, Franchise
            Fac. Tax RB,
            Zero Coupon, 10/1/27 (MBIA)...........     636,720
   3,815    Dade Cnty. Pub. Fac. RB, Jackson Mem.
            Hosp. Proj. (Ser. A),
            4.875%, 6/1/15 (MBIA).................   3,354,949
   4,000    Dade Cnty. Seaport, Fitch Light Rtg.,
            5.125%, 10/1/21 (MBIA)................   3,620,760
     840    Duval Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB,
            7.35%, 7/1/24 (GNMA)..................     884,528
     215    Duval Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB,
            7.50%, 6/1/15 (FGIC)..................     226,563
   1,000    Escambia Cnty. Hlth. Facs. Auth. RB,
            Baptist Hosp. Inc. (Ser. B),
            6.00%, 10/1/14........................     945,470
   5,230    Escambia Cnty. PCR
            Champion Intl. Corp. Proj.,
            5.875%, 6/1/22........................   4,882,571
   3,000    Escambia Cnty. PCR,
            Gulf Pwr. Co. Proj.,
            8.25%, 6/1/17.........................   3,131,460
   1,925    Florida Hsg. Fin. Agcy. RB,
            Multi. Fam. Hsg.
            6.35%, 5/1/26.........................   1,924,788
   3,260    Florida Hsg. Fin. Agcy. RB,
            8.00%, 12/1/20 (GNMA).................   3,448,069
   1,895    Florida Hsg. Fin. Agcy. RB, (Ser. A),
            6.875%, 10/1/12.......................   1,959,923
   2,000    Florida St. Muni. Pwr. Agcy. RB,
            Stanton II Proj.,
            4.50%, 10/1/27 (AMBAC)................   1,577,160
   2,000    Florida St. Brd. of Ed. Cap. Outlay,
            (Ser. E),
            5.25%, 6/1/23.........................   1,806,140

                                                                              17

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of Florida)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE

LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            FLORIDA -- CONTINUED
 $ 2,500    Florida St. Brd. of Regt. Univ.
            Sys. RB,
            6.70%, 7/1/12 (AMBAC)................. $ 2,715,225
   2,000    Florida St. Div. Bd. Fin. Dept. RB,
            6.75%, 7/1/13 (AMBAC).................   2,185,460
   2,000    FSU Finl. Assist., Inc. Edl. &
            Athletic Facs. RB, (Ser. A),
            6.75%, 10/1/16
            (LOC: Sun Bank Orlando)...............   2,214,080
   1,235    Hialeah, Cap. Impt. RB,
            5.50%, 10/1/13........................   1,149,538
   1,000    Hillsborough Cnty. Aviation Auth. RB,
            Tampa Intl. Airport, (Ser. A),
            6.90%, 10/1/11 (FGIC).................   1,073,510
   3,250    Hillsborough Cnty. Indl. Dev. Auth.
            IDR, Univ. Cmnty. Hosp.
            (Ser. 1994),
            6.50%, 8/15/19 (MBIA).................   3,532,230
   1,000    Homestead Excise Tax RB,
            7.15%, 10/1/11 (MBIA).................   1,101,110
   1,500    Jacksonville Hlth. Facs. Auth. Hosp.
            RB, St. Lukes Hosp. Assn. Proj.,
            6.75%, 11/15/13.......................   1,601,445
   1,500    Jacksonville Hlth. Facs. Auth. Hosp.
            RB, St. Lukes Hosp. Assn. Proj.,
            7.125%, 11/15/20......................   1,623,015
   2,000    Jacksonville Hlth. Facs. Auth. RB,
            7.50%, 11/1/15........................   2,252,320
   4,370    Lee Cnty. Hsg. Fin. Auth. Multi-Cnty.
            Prog., (Ser. A),
            7.50%, 9/1/27.........................   4,728,034
   1,700    Lee Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB, Multi-Cnty. Prog. (Ser. A),
            7.45%, 9/1/27.........................   1,858,032
   1,025    Leon Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB, Multi-Cnty. Prog. (Ser. B),
            6.25%, 7/1/19 (GNMA)..................   1,021,187
   1,000    Manatee Cnty. Cmnty. Redev. RB, Admin.
            Center Proj.,
            7.00%, 4/1/08 (MBIA)..................   1,088,500
   1,510    Manatee Cnty. GO,
            4.75%, 10/1/13 (FGIC).................   1,321,628
   1,500    Manatee Cnty. Hsg. Fin. Auth. Mtg. RB,
            7.45%, 5/1/27.........................   1,635,930
   3,500    Manatee Cnty. Pub. Utils. RB,
            (Ser. 1991A),
            6.75%, 10/1/13 (MBIA).................   3,883,075
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $ 1,500    Martin Cnty. Hlth. Fac. Auth. Hosp.
            RB, Martin Mem. Hosp. South Proj.
            (Ser. B),
            7.10%, 11/15/20 (MBIA)................ $ 1,637,040
   2,000    Miami Beach Redev. Agcy. Tax Increment
            RB, City Center-Historic Convention
            Vlg.,
            5.625%, 12/1/09.......................   1,928,360
   3,000    Miami Beach Redev. Agcy. Tax Increment
            RB, City Center-Historic Convention
            Vlg.,
            5.80%, 12/1/13........................   2,837,190
   2,000    Miami Beach Redev. Agcy., Tax
            Increment, RB, City Center-Historic
            Convention Vlg.,
            5.875%, 12/1/22.......................   1,862,300
   1,500    North Miami Hlth. Fac. Auth. RB,
            Catholic Hlth. Svc. Oblig. Group,
            6.00%, 8/15/16
            (LOC: Suntrust Bank)..................   1,469,220
   1,000    North Tampa Hsg. Dev. Corp. RB, Cnty
            Oaks Apts. (Ser. A),
            6.90%, 1/1/24 (FNMA)..................   1,034,480
   1,300    Northern Palm Beach Cnty. Impt. RB,
            Wtr. Ctl. &
            Impt. Unit Dev. 9A-A,
            7.20%, 8/1/16.........................   1,300,000
   1,000    Okaloosa Cnty. Wtr. & Swr. RB,
            6.00%, 7/1/11 (AMBAC).................   1,054,340
   3,000    Orange Cnty. Hlth. Facs. Auth. RB,
            Lakeside Alts. Inc.,
            6.50%, 7/1/13.........................   2,964,330
   3,000    Palm Beach Cnty.
            Criminal Justice Facs. RB,
            7.20%, 6/1/15 (FGIC)..................   3,521,580
   3,695    Palm Beach Cnty. Hlth. Facs. Auth. RB,
            Good Samaritan Hlth. Sys.,
            6.20%, 10/1/11........................   3,740,781
   6,000    Palm Beach Cnty. Hlth. Facs. Auth.
            Sngl. Fam. Mtg. RB, Good Samaritan
            Hlth. Sys.,
            6.30%, 10/1/22........................   6,086,520
   1,000    Palm Beach Cnty. Hsg. Fin. Auth. Sngl.
            Fam. Mtg. RB, (Ser. A),
            6.50%, 10/1/21 (GNMA).................   1,018,910
   4,440    Palm Beach Cnty. Hsg. Fin. Auth.
            RB, (Ser. B),
            7.60%, 3/1/23 (GNMA)..................   4,678,162

18

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of Florida)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            FLORIDA -- CONTINUED
 $ 2,000    Palm Beach Cnty. IDR, Geriatric Care
            Inc. Proj.,
            6.55%, 12/1/16
            (LOC: Allied Irish Banks)............. $ 2,019,880
   5,000    Pensacola Hlth. Facs. Auth. RB,
            Daughters Charity Natl. Hlth.,
            5.25%, 1/1/11.........................   4,771,800
     860    Polk Cnty Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB,
            (Ser. A),
            7.00%, 9/1/15.........................     887,554
   1,500    Reedy Creek Impt. Dist. Util., RB,
            (Ser. 1),
            5.00%, 10/1/19 (MBIA).................   1,336,065
   1,955    Sanford Wtr. & Swr. RB,
            4.50%, 10/1/21 (AMBAC)................   1,592,308
   1,740    Sanford Wtr. & Swr. RB,
            4.75%, 10/1/18 (AMBAC)................   1,488,918
   1,800    Sarasota Cnty. Hlth. Fac. Auth. RB,
            Sunnyside Pptys.,
            6.00%, 5/15/10........................   1,683,342
   1,000    Sarasota Cnty. Util. Sys. RB,
            6.50%, 10/1/14 (FGIC).................   1,121,380
   3,590    Seacoast Util. Auth. Wtr. & Swr. RB,
            (Ser. A),
            5.50%, 3/1/18 (FGIC)..................   3,488,654
     750    St. Johns Cnty. Solid
            Waste Disp. RB,
            7.25%, 11/1/10 (FGIC).................     829,725
   1,000    St. Petersburg Hlth. Facs. Auth. RB,
            St. Mary's Allegheny Hlth. Sys.,
            7.00%, 12/1/21 (MBIA).................   1,088,780
     750    Tampa Gtd. Entitlement RB,,
            7.05%, 10/1/07 (AMBAC)................     830,640
   1,500    Tampa Sports Auth. RB, Sales
            Tax Tampa Bay Arena Proj.,
            5.75%, 10/1/25 (MBIA).................   1,499,910
   3,500    Volusia Cnty. Edl. Facs. Auth. RB,
            Embry-Riddle Aero-A
            6.125%, 10/15/16......................   3,449,985
   2,600    Volusia Cnty. Edl. Facs. Auth. RB,
            Embry-Riddle Aero-A
            6.125%, 10/15/26......................   2,564,588
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $   850    Winter Haven Hsg. Auth.
            Multi-Fam. Mtg. RB,
            Abbey Lane Apts. (Ser. C),
            7.00%, 7/1/12 (FNMA).................. $   893,758
   1,750    Winter Haven Hsg. Auth. Multi-Fam.
            Mtg. RB, Abbey Lane Apts. (Ser. C),
            7.00%, 7/1/24 (FNMA)..................   1,815,887
              TOTAL LONG-TERM MUNICIPAL SECURITIES
                 (COST $145,336,387).............. 152,192,140

  SHARES
MUTUAL FUND SHARES -- 2.7%
  4,249,000  Lehman Municipal Money
             Market Fund
             (cost $4,249,000)...........           4,249,000
               TOTAL INVESTMENTS --
                  (COST $149,585,387)....   99.7%  156,441,140
               OTHER ASSETS AND
                  LIABILITIES -- NET.....      .3      389,582
               NET ASSETS --.............  100.0% $156,830,722

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
FGIC -- Insured by Financial Guaranty Insurance Company
FNMA -- Insured by Federal National Mortgage Association
FHA -- Insured by Federal Housing Authority
FSA -- Insured by Financial Security Assurance
GNMA -- Insured by Government National Mortgage
Association
GO -- General Obligation Bond
IDR -- Industrial Development Revenue Bond
LOC -- Letter of Credit
MBIA -- Insured by Municipal Bond Investors Assurance
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
See accompanying notes to financial statements.
                                                                              19

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of Florida)

ASSETS:
   Investments at value (identified cost $149,585,387)...........................................................  $156,441,140
   Cash..........................................................................................................           709
   Interest receivable...........................................................................................     2,801,347
   Receivable for securities sold................................................................................     1,611,060
   Receivable for Fund shares sold...............................................................................        70,289
   Prepaid expenses..............................................................................................         5,237
         Total assets............................................................................................   160,929,782
LIABILITIES:
   Payable for securities purchased..............................................................................     3,170,740
   Dividends payable.............................................................................................       483,495
   Payable for Fund shares redeemed..............................................................................       279,924
   Accrued advisory fee..........................................................................................        95,440
   Distribution fee payable......................................................................................        42,042
   Accrued expenses..............................................................................................        27,419
         Total liabilities.......................................................................................     4,099,060
NET ASSETS.......................................................................................................  $156,830,722
NET ASSETS CONSIST OF:
   Paid-in capital...............................................................................................  $149,709,292
   Undistributed net investment income...........................................................................        98,832
   Accumulated net realized gain on investment transactions......................................................       166,845
   Net unrealized appreciation of investments....................................................................     6,855,753
         Net assets..............................................................................................  $156,830,722
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($115,723,258 (division sign) 11,934,283 shares of beneficial interest outstanding)............  $       9.70
   Sales charge -- 4.75% of offering price.......................................................................           .48
         Maximum offering price..................................................................................  $      10.18
   Class B Shares ($28,848,699 (division sign) 2,975,000 shares of beneficial interest outstanding)..............  $       9.70
   Class Y Shares ($12,258,765 (division sign) 1,264,156 shares of beneficial interest outstanding)..............  $       9.70

See accompanying notes to financial statements.
20

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
(Drawing of the state of Florida)

INVESTMENT INCOME:
   Interest........................................................................................               $9,791,218
EXPENSES:
   Advisory fee....................................................................................  $  803,741
   Administrative personnel and service fees.......................................................      81,881
   Distribution fee -- Class A Shares..............................................................     240,978
   Distribution fee -- Class B Shares..............................................................     215,869
   Shareholder services fee -- Class B Shares......................................................      71,956
   Transfer agent fee..............................................................................      78,665
   Custodian fee...................................................................................      71,899
   Registration and filing fees....................................................................      68,201
   Reports and notices to shareholders.............................................................      56,346
   Professional fees...............................................................................      33,347
   Insurance expense...............................................................................       5,503
   Trustees' fees and expenses.....................................................................       3,941
   Miscellaneous...................................................................................      22,740
                                                                                                      1,755,067
   Less: Fee waivers and expense reimbursements....................................................    (473,830)
         Net expenses..............................................................................                1,281,237
Net investment income..............................................................................                8,509,981
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain on investment transactions....................................................                1,550,230
   Net change in unrealized appreciation of investments............................................               (2,163,335)
   Net loss on investments.........................................................................                 (613,105)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...............................................               $7,896,876

See accompanying notes to financial statements.
                                                                              21

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of Florida)

                                                                                                    YEAR            FOUR MONTHS
                                                                                                    ENDED              ENDED
                                                                                                 AUGUST 31,         AUGUST 31,
                                                                                                    1996               1995
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income....................................................................    $   8,509,981      $   2,976,370
   Net realized gain on investment transactions.............................................        1,550,230            865,584
   Net change in unrealized appreciation of investments.....................................       (2,163,335)         2,620,594
      Net increase in net assets resulting from operations..................................        7,896,876          6,462,548
DISTRIBUTIONS TO SHAREHOLDERS:
   FROM NET INVESTMENT INCOME:
   Class A Shares...........................................................................       (6,726,492)        (2,733,700)
   Class B Shares...........................................................................       (1,290,196)          (211,396)
   Class Y Shares...........................................................................         (417,123)           (31,274)
         Total distributions from net investment income.....................................       (8,433,811)        (2,976,370)
   IN EXCESS OF NET INVESTMENT INCOME:
   Class A Shares...........................................................................               --           (210,099)
   FROM NET REALIZED GAINS:
   Class A Shares...........................................................................               --           (820,461)
      Total distributions to shareholders...................................................       (8,433,811)        (4,006,930)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold................................................................       23,857,675          4,227,591
   Proceeds from shares issued in acquisition of First Union
      Florida Municipal Bond Portfolio......................................................               --         38,045,323
   Proceeds from reinvestment of distributions..............................................        2,678,816          1,604,983
   Payment for shares redeemed..............................................................      (36,571,005)       (47,473,841)
      Net decrease resulting from Fund share transactions...................................      (10,034,514)        (3,595,944)
      Net decrease in net assets............................................................      (10,571,449)        (1,140,326)
NET ASSETS:
   Beginning of period......................................................................      167,402,171        168,542,497
   End of period (includes undistributed net investment income of $98,832 and $22,662,
     respectively)..........................................................................    $ 156,830,722      $ 167,402,171

See accompanying notes to financial statements.
22

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of Florida)

                                                                                           CLASS A SHARES
                                                                           YEAR       FOUR MONTHS
                                                                          ENDED          ENDED
                                                                        AUGUST 31,    AUGUST 31,        YEAR ENDED APRIL 30,
                                                                           1996         1995*||          1995||      1994||
PER SHARE DATA:
Net asset value, beginning of period.................................       $9.74          $9.61           $9.52       $9.95
Income (loss) from investment operations:
  Net investment income..............................................         .54            .19             .54         .56
  Net realized and unrealized gain (loss) on investments.............        (.04)           .22             .11        (.36)
    Total from investment operations.................................         .50            .41             .65         .20
Less distributions to shareholders from:
  Net investment income..............................................        (.54)          (.19)           (.54)       (.56)
  In excess of net investment income.................................          --           (.03)             --          --
  Net realized gain on investments...................................          --           (.06)           (.02)       (.07)
  Paid-in capital....................................................          --             --              --          --
    Total distributions..............................................        (.54)          (.28)           (.56)       (.63)
Net asset value, end of period.......................................       $9.70          $9.74           $9.61       $9.52
TOTAL RETURN+........................................................        5.1%           4.2%            7.1%        1.9%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)............................    $115,723       $136,449        $168,542    $199,612
Ratios to average net assets:
  Expenses...........................................................        .63%**         .82%++**        .61%        .56%
  Net investment income..............................................       5.46%**        4.89%++**       5.73%       5.37%
Portfolio turnover rate..............................................         30%            29%             53%         32%

                                                                        1993||
PER SHARE DATA:
Net asset value, beginning of period.................................     $9.35
Income (loss) from investment operations:
  Net investment income..............................................       .56
  Net realized and unrealized gain (loss) on investments.............       .67
    Total from investment operations.................................      1.23
Less distributions to shareholders from:
  Net investment income..............................................      (.56)
  In excess of net investment income.................................        --
  Net realized gain on investments...................................      (.07)
  Paid-in capital....................................................        --
    Total distributions..............................................      (.63)
Net asset value, end of period.......................................     $9.95
TOTAL RETURN+........................................................     13.6%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)............................  $198,286
Ratios to average net assets:
  Expenses...........................................................      .58%
  Net investment income..............................................     5.66%
Portfolio turnover rate..............................................       24%

*  The Fund changed its fiscal year end from April 30 to August 31.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sale charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                          CLASS A SHARES
                                                                                        YEAR       FOUR MONTHS
                                                                                       ENDED          ENDED
                                                                                     AUGUST 31,    AUGUST 31,
                                                                                        1996          1995
Expenses..........................................................................       .95%         1.05%
Net investment income.............................................................      5.14%         4.66%

|| On June 30, 1995, ABT Florida Tax-Free Fund sold its net assets to First
   Union Florida Municipal Bond Portfolio which was subsequently renamed Evergreen Florida Municipal Bond Fund. ABT Florida Tax-Free Fund was the accounting survivor in the combination. Accordingly, the information stated in the above table prior to the combination reflects the results of ABT Florida Tax-Free Fund. The net asset values per share and related per share data have been restated to reflect the conversion of shares.
     See accompanying notes to financial statements.
                                                                              23

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of Florida)

                                                                                                              CLASS Y
                                                                                   CLASS B SHARES              SHARES
                                                                              YEAR        JUNE 30, 1995*        YEAR
                                                                             ENDED           THROUGH           ENDED
                                                                           AUGUST 31,       AUGUST 31,       AUGUST 31,
                                                                              1996             1995             1996
PER SHARE DATA:
Net asset value, beginning of period....................................       $9.74            $9.67            $9.74
Income from investment operations:
  Net investment income.................................................         .44              .07              .53
  Net realized and unrealized gain (loss) on investments................        (.04)             .10             (.03)
    Total from investment operations....................................         .40              .17              .50
Less distributions to shareholders from:
  Net investment income.................................................        (.44)            (.07)            (.54)
  In excess of net investment income....................................          --             (.03)              --
    Total distributions.................................................        (.44)            (.10)            (.54)
Net asset value, end of period..........................................       $9.70            $9.74            $9.70
TOTAL RETURN+...........................................................        4.2%             1.5%             5.2%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...............................     $28,849          $27,351          $12,259
Ratios to average net assets:
  Expenses**............................................................       1.56%            1.44%++           .57%
  Net investment income**...............................................       4.52%            3.22%++          5.55%
Portfolio turnover rate.................................................         30%              29%              30%

                                                                           JUNE 30, 1995*
                                                                              THROUGH
                                                                             AUGUST 31,
                                                                                1995
PER SHARE DATA:
Net asset value, beginning of period....................................        $9.67
Income from investment operations:
  Net investment income.................................................          .09
  Net realized and unrealized gain (loss) on investments................          .10
    Total from investment operations....................................          .19
Less distributions to shareholders from:
  Net investment income.................................................         (.09)
  In excess of net investment income....................................         (.03)
    Total distributions.................................................         (.12)
Net asset value, end of period..........................................        $9.74
TOTAL RETURN+...........................................................         1.7%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...............................       $3,602
Ratios to average net assets:
  Expenses**............................................................         .59%++
  Net investment income**...............................................        4.93%++
Portfolio turnover rate.................................................          29%

*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                             CLASS B SHARES                CLASS Y SHARES
                                                                          YEAR      JUNE 30, 1995*      YEAR      JUNE 30, 1995*
                                                                         ENDED         THROUGH         ENDED         THROUGH
                                                                       AUGUST 31,     AUGUST 31,     AUGUST 31,     AUGUST 31,
                                                                          1996           1995           1996           1995
Expenses.............................................................     1.76%          1.64%           .77%           .79%
Net investment income................................................     4.32%          3.02%          5.35%          4.73%

See accompanying notes to financial statements.
24

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND

(Drawing of the state of Georgia)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN GEORGIA MUNICIPAL BOND FUND
     The graphs below compare a $10,000 investment in the Evergreen Georgia Municipal Bond Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers Georgia Municipal Bond Index ("Index").

CLASS A
ONE YEAR TOTAL RETURN = 1.2%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.1%


(Class A chart appears here. Plot points are below.)


7/2/93*     8/31/93    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


CLASS B
ONE YEAR TOTAL RETURN = 0.4%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.1%


(Class B chart appears here. Plot points are below.)


7/2/93*     8/31/93    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


CLASS Y
ONE YEAR TOTAL RETURN = 6.5%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 4.5%


(Class Y chart appears here. Plot points are below.)


2/28/94*    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


 - - EVERGREEN GEORGIA MUNICIPAL BOND FUND
_____ LEHMAN BROTHERS GEORGIA MUNICIPAL BOND INDEX


*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waiving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
                                                                              25

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of Georgia)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
  LONG-TERM MUNICIPAL SECURITIES -- 98.4%
            GEORGIA -- 96.2%
   $500     Appling Cnty. Dev. Auth. PCR,
            7.15%, 1/1/21, (MBIA)................. $   557,365
    160     Atlanta, Arpt. Facs. RB,
            7.25%, 1/1/17, (AMBAC)................     172,990
    500     Burke Cnty. Dev. Auth. PCR,
            8.00%, 1/1/22, (MBIA).................     593,935
    300     Butts Cnty. COP,
            6.75%, 12/1/14, (MBIA)................     331,152
    350     Cartersville, Dev. Auth. RB,
            Wtr. & Waste Facs.,
            7.40%, 11/1/10........................     407,719
    120     Cartersville, GO,
            6.70%, 1/1/12.........................     133,324
    500     Cherokee Cnty. Wtr. & Swr.
            Auth. Ref. & Impt. RB,
            5.50%, 8/1/18, (MBIA).................     484,510
    500     Clayton Cnty.
            Hsg. Auth. Mtg. RB,
            7.125%, 12/1/25, (FHA/VA).............     522,675
    500     Columbia Cnty.
            Wtr. & Swr. RB,
            6.25%, 6/1/12.........................     522,010
    500     DeKalb Cnty.
            Sch. Dist. (Ser. A),
            6.25%, 7/1/11.........................     539,765
    500     DeKalb Cnty. Hsg. Auth. RB,
            The Lakes at Indian Creek Proj.,
            7.15%, 1/1/25, (FSA)..................     519,925
    345     Douglasville Cnty.
            Wtr. & Swr. Auth. RB,
            5.625%, 6/1/15, (AMBAC)...............     342,795
    600     Fayette Cnty. Sch. Dist.,
            6.125%, 3/1/15........................     616,296
    500     Forsyth Cnty. Sch. Dist. GO,
            6.75%, 7/1/16.........................     561,205
    400     Fulton Cnty. Wtr. & Swr. RB,
            6.375%, 1/1/14, (FGIC)................     430,368
    500     George L. Smith II, World
            Congress Ctr. Auth. RB,
            Domed Stadium Proj.,
            7.875%, 7/1/20........................     546,090
    400     Georgia State, Hsg. & Fin.
            Auth. RB, (Ser. A),
            6.55%, 12/1/27........................     406,064
    400     Georgia State, Muni. Elec.
            Auth. Pwr. RB, (Ser. EE),
            7.25%, 1/1/24, (AMBAC)................     480,884
    500     Glynn-Brunswick
            Mem. Hosp. Auth. RB
            6.00%, 8/1/16, (MBIA).................     499,970
    500     Hall Cnty. Sch. Dist. GO,
            6.70%, 12/1/14........................     548,510
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
  $ 330     Metro Atlanta Rapid Tran.
            Auth. Sales Tax RB,
            7.00%, 7/1/11, (FGIC)................. $   377,190
    500     Putnam Cnty. Sch. Dist. GO,
            6.90%, 2/1/14 (AMBAC).................     558,365
    800     Savannah, Eco. Dev. Auth. IDR,
            Hershey Foods Corp. Proj.,
            6.60%, 6/1/12.........................     864,408
    500     Savannah, Hosp. Auth. RB,
            St. Josephs Hosp. Proj.,
            6.125%, 7/1/12........................     508,300
    500     Savannah, Hosp. Auth. RB,
            St. Josephs Hosp. Proj.,
            6.20%, 7/1/23.........................     488,455
    300     Washington Cnty. Sch. Dist. GO,
            6.875%, 1/1/14, (AMBAC)...............     334,281
                                                    12,348,551
            PUERTO RICO -- 2.2%
    265     Puerto Rico Commonwealth, GO,
            6.25%, 7/1/11, (MBIA).................     286,356
            TOTAL LONG-TERM MUNICIPAL SECURITIES
            (COST $12,157,736)....................  12,634,907

 SHARES
 MUTUAL FUND SHARES -- .8%
 101,000    Lehman Municipal Money
            Market Fund
            (COST $101,000)......................     101,000
            TOTAL INVESTMENTS --
            (COST $12,258,736)............   99.2%  12,735,907
            OTHER ASSETS AND
            LIABILITIES -- NET............      .8     108,481
            NET ASSETS --.................  100.0% $12,844,388

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
COP -- Certificate of Participation
FGIC -- Insured by Financial Guaranty Insurance Company
FHA/VA -- Insured by Federal Housing Authority/Veteran Administration FSA -- Insured by Financial Security Assurance
GO -- General Obligation Bond
IDR -- Industrial Development Revenue Bond
MBIA -- Insured by Municipal Bond Investors Assurance
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
See accompanying notes to financial statements.
26

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of Georgia)

ASSETS:
   Investments at value (identified cost $12,258,736).............................................................  $12,735,907
   Cash...........................................................................................................          421
   Interest receivable............................................................................................      158,152
   Receivable for Fund shares sold................................................................................       84,959
   Prepaid expenses...............................................................................................        4,589
         Total assets.............................................................................................   12,984,028
LIABILITIES:
   Accrued expenses...............................................................................................      114,556
   Dividends payable..............................................................................................       14,325
   Distribution fee payable.......................................................................................        7,059
   Payable for Funds shares repurchased...........................................................................        3,700
         Total liabilities........................................................................................      139,640
NET ASSETS........................................................................................................  $12,844,388
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $13,049,634
   Undistributed net investment income............................................................................        1,349
   Accumulated net realized loss on investment transactions.......................................................     (683,766)
   Net unrealized appreciation of investments.....................................................................      477,171
         Net assets...............................................................................................  $12,844,388
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($1,953,549 (division sign) 204,081 shares of beneficial interest outstanding)..................  $      9.57
   Sales charge -- 4.75% of offering price........................................................................          .48
         Maximum offering price...................................................................................  $     10.05
   Class B Shares ($9,271,159 (division sign) 968,330 shares of beneficial interest outstanding)..................  $      9.57
   Class Y Shares ($1,619,680 (division sign) 169,158 shares of beneficial interest outstanding)..................  $      9.57

See accompanying notes to financial statements.
                                                                              27

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
(Drawing of the state of Georgia)

INVESTMENT INCOME:
   Interest............................................................................................              $734,247
EXPENSES:
   Advisory fee........................................................................................  $  63,102
   Administrative personnel and services fees..........................................................      4,159
   Distribution fee -- Class A Shares..................................................................      5,047
   Distribution fee -- Class B Shares..................................................................     63,447
   Shareholder services fee -- Class B Shares..........................................................     21,149
   Transfer agent fee..................................................................................     72,480
   Registration and filing fees........................................................................     64,358
   Custodian fee.......................................................................................     56,623
   Professional fees...................................................................................     25,128
   Reports and notices to shareholders.................................................................     19,578
   Insurance expense...................................................................................      3,956
   Miscellaneous.......................................................................................      9,632
                                                                                                           408,659
   Less: Fee waivers and expense reimbursements........................................................   (239,934)
         Net expenses..................................................................................               168,725
Net investment income..................................................................................               565,522
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions........................................................                28,904
   Net change in unrealized appreciation of investments................................................                57,035
Net gain on investments................................................................................                85,939
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................................................              $651,461

See accompanying notes to financial statements.
28

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of Georgia)

                                                                                                                EIGHT MONTHS
                                                                                                  YEAR ENDED       ENDED
                                                                                                  AUGUST 31,     AUGUST 31,
                                                                                                     1996           1995
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $   565,522   $    315,309
   Net realized gain on investment transactions.................................................       28,904        178,194
   Net change in unrealized appreciation of investments.........................................       57,035        571,056
      Net increase in net assets resulting from operations......................................      651,461      1,064,559
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................     (100,626)       (61,558)
   Class B Shares...............................................................................     (357,853)      (232,039)
   Class Y Shares...............................................................................     (109,101)       (21,712)
      Total distributions to shareholders.......................................................     (567,580)      (315,309)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................    5,651,629      2,941,604
   Proceeds from reinvestment of distributions..................................................      366,974        212,632
   Payment for shares redeemed..................................................................   (4,232,687)    (1,511,506)
      Net increase resulting from Fund share transactions.......................................    1,785,916      1,642,730
      Net increase in net assets................................................................    1,869,797      2,391,980
NET ASSETS:
   Beginning of period..........................................................................   10,974,591      8,582,611
   End of period (includes undistributed net investment income of $1,349 and $3,407,
     respectively)..............................................................................  $12,844,388   $ 10,974,591

See accompanying notes to financial statements.
                                                                              29

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of Georgia)

                                                                                                CLASS A SHARES
                                                                                                EIGHT MONTHS       YEAR
                                                                                    YEAR ENDED     ENDED          ENDED
                                                                                    AUGUST 31,   AUGUST 31,    DECEMBER 31,
                                                                                       1996        1995#           1994
PER SHARE DATA:
Net asset value, beginning of period...............................................    $9.47        $8.74         $10.19
Income (loss) from investment operations:
  Net investment income............................................................      .48          .33            .48
  Net realized and unrealized gain (loss) on investments...........................      .10          .73          (1.45)
    Total from investment operations...............................................      .58         1.06           (.97)
Less distributions to shareholders from net investment income......................     (.48)        (.33)          (.48)
Net asset value, end of period.....................................................    $9.57        $9.47          $8.74
TOTAL RETURN+......................................................................     6.2%        12.3%          (9.6%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................   $1,954       $2,098         $1,387
Ratios to average net assets:
  Expenses**.......................................................................     .88%         .71%++         .53%
  Net investment income**..........................................................    4.96%        5.39%++        5.26%
Portfolio turnover rate............................................................      21%          91%           147%

                                                                                       JULY 2,
                                                                                        1993*
                                                                                       THROUGH
                                                                                     DECEMBER 31,
                                                                                         1993
PER SHARE DATA:
Net asset value, beginning of period...............................................     $10.00
Income (loss) from investment operations:
  Net investment income............................................................        .20
  Net realized and unrealized gain (loss) on investments...........................        .19
    Total from investment operations...............................................        .39
Less distributions to shareholders from net investment income......................       (.20)
Net asset value, end of period.....................................................     $10.19
TOTAL RETURN+......................................................................       4.0%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................       $817
Ratios to average net assets:
  Expenses**.......................................................................       .25%++
  Net investment income**..........................................................      4.71%++
Portfolio turnover rate............................................................        15%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                           CLASS A SHARES
                                                                                                                   JULY 2,
                                                                                    EIGHT MONTHS       YEAR         1993*
                                                                        YEAR ENDED     ENDED          ENDED        THROUGH
                                                                        AUGUST 31,   AUGUST 31,    DECEMBER 31,  DECEMBER 31,
                                                                           1996        1995#           1994          1993
Expenses...............................................................     2.82%        2.83%         3.61%         6.82%
Net investment income (loss)...........................................     3.02%        3.27%         2.18%        (1.86%)

See accompanying notes to financial statements.
30

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of Georgia)

                                                                                             CLASS B SHARES
                                                                                             EIGHT MONTHS        YEAR
                                                                               YEAR ENDED       ENDED           ENDED
                                                                               AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                                  1996          1995#            1994
PER SHARE DATA:
Net asset value, beginning of period........................................      $9.47          $8.74           $10.19
Income (loss) from investment operations:
  Net investment income.....................................................        .41            .28              .43
  Net realized and unrealized gain (loss) on investments....................        .10            .73            (1.45)
    Total from investment operations........................................        .51           1.01            (1.02)
Less distributions to shareholders from net investment income...............       (.41)          (.28)            (.43)
Net asset value, end of period..............................................      $9.57          $9.47            $8.74
TOTAL RETURN+...............................................................       5.4%          11.7%           (10.2%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................................     $9,271         $7,538           $6,912
Ratios to average net assets:
  Expenses**................................................................      1.63%          1.46%++          1.13%
  Net investment income**...................................................      4.21%          4.64%++          4.66%
Portfolio turnover rate.....................................................        21%            91%             147%

                                                                                JULY 2,
                                                                                 1993*
                                                                                THROUGH
                                                                              DECEMBER 31,
                                                                                  1993
PER SHARE DATA:
Net asset value, beginning of period........................................     $10.00
Income (loss) from investment operations:
  Net investment income.....................................................        .18
  Net realized and unrealized gain (loss) on investments....................        .19
    Total from investment operations........................................        .37
Less distributions to shareholders from net investment income...............       (.18)
Net asset value, end of period..............................................     $10.19
TOTAL RETURN+...............................................................       3.7%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................................     $3,692
Ratios to average net assets:
  Expenses**................................................................       .75%++
  Net investment income**...................................................      4.15%++
Portfolio turnover rate.....................................................        15%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                           CLASS B SHARES
                                                                                                                   JULY 2,
                                                                                    EIGHT MONTHS      YEAR          1993*
                                                                        YEAR ENDED     ENDED         ENDED         THROUGH
                                                                        AUGUST 31,   AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                                           1996        1995#          1994           1993
Expenses...............................................................    3.54%        3.58%         4.21%           7.32%
Net investment income (loss)...........................................    2.30%        2.52%         1.58%          (2.42%)

See accompanying notes to financial statements.
                                                                              31

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of Georgia)

                                                                                               CLASS Y SHARES
                                                                                                       EIGHT MONTHS
                                                                                         YEAR ENDED       ENDED
                                                                                         AUGUST 31,     AUGUST 31,
                                                                                            1996          1995#
PER SHARE DATA:
Net asset value, beginning of period..................................................      $9.47          $8.74
Income (loss) from investment operations:
  Net investment income...............................................................        .50            .35
  Net realized and unrealized gain (loss) on investments..............................        .10            .73
    Total from investment operations..................................................        .60           1.08
Less distributions to shareholders from net investment income.........................       (.50)          (.35)
Net asset value, end of period........................................................      $9.57          $9.47
TOTAL RETURN+.........................................................................       6.5%          12.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).............................................     $1,620         $1,339
Ratios to average net assets:
  Expenses**..........................................................................       .63%           .46%++
  Net investment income**.............................................................      5.21%          5.64%++
Portfolio turnover rate...............................................................        21%            91%

                                                                                        FEBRUARY 28, 1994*
                                                                                             THROUGH
                                                                                        DECEMBER 31, 1994
PER SHARE DATA:
Net asset value, beginning of period..................................................         $9.83
Income (loss) from investment operations:
  Net investment income...............................................................           .42
  Net realized and unrealized gain (loss) on investments..............................         (1.09)
    Total from investment operations..................................................          (.67)
Less distributions to shareholders from net investment income.........................          (.42)
Net asset value, end of period........................................................         $8.74
TOTAL RETURN+.........................................................................         (6.9%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).............................................          $284
Ratios to average net assets:
  Expenses**..........................................................................          .31%++
  Net investment income**.............................................................         5.68%++
Portfolio turnover rate...............................................................          147%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                                CLASS Y SHARES
                                                                                             EIGHT MONTHS   FEBRUARY 28, 1994*
                                                                                 YEAR ENDED     ENDED            THROUGH
                                                                                 AUGUST 31,   AUGUST 31,       DECEMBER 31,
                                                                                    1996        1995#              1994
Expenses........................................................................    2.51%        2.58%             3.39%
Net investment income...........................................................    3.33%        3.52%             2.60%

See accompanying notes to financial statements.
32

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND

(Drawing of the state of New Jersey)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN NEW JERSEY TAX FREE INCOME FUND
     The graphs below compare a $10,000 investment in the Evergreen New Jersey Tax Free Income Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers Municipal Bond Index ("Index").

CLASS A
ONE YEAR TOTAL RETURN = 0.2%
FIVE YEAR TOTAL RETURN = 6.0%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 6.2%

(Class A chart appears here. Plot points are below.)

7/16/91*  2/29/92  2/28/93  2/28/94  2/28/95  2/29/96  8/31/96*

(Customer to fill in plot points.)


CLASS B
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 5.2%

(Class B chart appears here. Plot points are below.)

1/30/96*    2/28/96     5/31/96     8/31/96

(Customer to fill in plot points.)


CLASS Y
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 0.2%

(Class Y chart appears here. Plot points are below.)

2/8/96*     2/28/96     5/31/96     8/31/96

(Customer to fill in plot points.)

 - - EVERGREEN NEW JERSEY TAX FREE INCOME FUND
____ LEHMAN BROTHERS MUNICIPAL BOND INDEX


*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waiving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
                                                                              33

                      EVERGREEN NEW JERSEY TAX FREE INCOME
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of New Jersey)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- 93.3%
            NEW JERSEY -- 86.8%
    $250    Bayshore Regional Swr. Auth.
            RB, Subordinated Swr.,
            5.50%, 4/1/12 (MBIA)................... $  246,388
   1,000    Bergen Cnty. Utils. Auth.
            Wtr., (Ser. B),
            5.75%, 12/15/05........................  1,053,590
     500    Burlington Cnty. Bridge
            Commission Sys. RB,
            5.30%, 10/1/13.........................    484,145
     750    Burlington Cnty. GO, (Ser. A),
            4.40%, 3/15/01.........................    742,688
     500    Burlington Cnty. GO,
            4.875%, 11/15/09.......................    469,105
   1,000    Burlington Cnty. GO,
            6.95%, 9/15/97.........................  1,029,620
     500    Camden Cnty. Impt.
            Auth. Lease RB,
            5.625%, 10/1/15 (MBIA).................    490,515
     500    Camden Cnty. Impt.
            Auth. Lease RB,
            6.00%, 12/1/12.........................    502,950
     500    Camden Cnty. Muni. Utils.
            Auth. Swr. RB,
            5.125%, 7/15/17 (FGIC).................    461,690
     500    Cape May Cnty. Muni. Utils.
            Auth. Swr. RB, (Ser. A),
            5.75%, 1/1/16 (MBIA)...................    494,780
   1,000    Delaware River & Bay Auth. RB,
            5.00%, 1/1/17 (MBIA)...................    901,800
     475    Delaware River Joint Toll
            Bridge Commission RB,
            6.25%, 7/1/12..........................    492,775
     500    Delaware River Port
            Auth. of PA & NJ, RB,
            5.40%, 1/1/15 (FGIC)...................    478,650
     200    Edison Township, GO,
            6.50%, 6/1/09..........................    218,522
     250    Essex Cnty. Utils. Auth.
            Solid Waste,
            5.50%, 4/1/11 (FSA)....................    246,050
     250    Essex Cnty. Utils. Auth.
            Solid Waste,
            5.60%, 4/1/16 (FSA)....................    244,178
     600    Gloucester Cnty. GO,
            6.30%, 2/1/12 (MBIA)...................    626,658
     500    Gloucester Cnty. Utils.
            Auth. Swr. RB,
            6.50%, 1/1/21..........................    517,490
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
    $200    Hoboken, GO,
            6.65%, 8/1/11.......................... $  217,128
     250    Hudson Cnty. GO,
            5.125%, 8/1/08, (AMBAC)................    244,863
     685    Jersey City Swr. Auth. GO,
            7.00%, 1/1/19..........................    702,392
     400    Lakewood Township,
            School District, GO,
            6.25%, 2/15/12, (AMBAC)................    430,520
     500    Manalapan Regl. Brd. Ed. GO,
            5.00%, 5/1/05..........................    500,665
     305    Mercer Cnty. Imp. Auth. RB,
            6.05%, 1/1/11..........................    304,973
     500    Middlesex Cnty. GO,
            5.80%, 10/1/10.........................    511,100
     150    Millburn Township, GO,
            6.00%, 7/15/99.........................    156,819
     800    Monmouth Cnty. Impt. Auth. GO,
            Correctional Facs. Monmouth Proj.,
            6.40%, 8/1/08..........................    848,568
     500    New Jersey Bldg. Auth. RB,
            5.00%, 6/15/13.........................    458,905
     500    New Jersey Bldg. Auth. RB,
            5.00%, 6/15/18.........................    445,730
     300    New Jersey Bldg. Auth. RB,
            6.25%, 6/15/13.........................    318,984
     225    New Jersey Bldg. Auth. RB,
            7.20%, 6/15/13.........................    238,862
     300    New Jersey Eco. Dev. Auth.
            RB, (Ser. A),
            6.60%, 8/1/21..........................    310,911
     400    New Jersey Eco. Dev.
            Auth. RB, NJ American
            Wtr. Co. Proj.-A,
            5.35%, 6/1/23, (FGIC)..................    375,136
     500    New Jersey Eco. Dev.
            Auth. RB, NJ Performing
            Arts Ctr. Proj.,
            5.50%, 6/15/13, (AMBAC)................    489,235
   1,000    New Jersey Eco. Dev. Auth. RB,
            Public Schs. Small Proj. Loan Prog.,
            5.40%, 8/15/13.........................    972,500
     400    New Jersey Edl. Facs. Auth. RB,
            6.375%, 7/1/11, (MBIA).................    417,724
     325    New Jersey Edl. Facs.
            Auth. RB, (Ser. A),
            5.70%, 7/1/97..........................    329,927

34

                      EVERGREEN NEW JERSEY TAX FREE INCOME
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of New Jersey)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            NEW JERSEY -- CONTINUED
    $250    New Jersey Edl. Facs. Auth.
            RB, (Ser. B),
            6.50%, 7/1/11.......................... $  267,065
     500    New Jersey Edl. Facs. Auth.
            RB, (Ser. C),
            6.375%, 7/1/22.........................    522,005
     300    New Jersey Edl. Facs. Auth.
            RB, (Ser. C),
            6.50%, 7/1/11, (MBIA)..................    328,023
     500    New Jersey Edl. Facs. Auth.
            RB, (Ser. D),
            6.20%, 7/1/17, (AMBAC).................    517,170
     600    New Jersey Edl. Facs. Auth.
            RB, Seton Hall Proj., (Ser. A),
            6.25%, 7/1/10..........................    628,428
     400    New Jersey Health Care Facs.
            Financing Auth. RB,
            6.50%, 7/1/12..........................    425,888
     750    New Jersey Health Care Facs.
            Financing Auth. Atlantic
            City Med. Center RB,
            6.80%, 7/1/05..........................    806,243
     750    New Jersey Health Care Facs.
            Financing Auth. RB
            Hackensack Medical Center,
            6.625%, 7/1/17, (FGIC).................    797,858
     300    New Jersey Health Care Facs.
            Financing Auth. RB, Mercer
            Medical Center, (Ser. E),
            6.45%, 7/1/05, (MBIA)..................    322,110
     500    New Jersey Health Care Facs.
            Financing Auth. RB, Overlook
            Hosp. Assn. Robert Wood
            Johnson Univ. Hosp., (Ser E),
            6.70%, 7/1/13, (MBIA)..................    519,110
     185    New Jersey Health Care Facs.
            Financing Auth. Robert Wood
            Johnson Univ. Hosp.,
            6.625%, 7/1/16.........................    196,805
     500    New Jersey Health Care Facs.
            Financing Auth. Shore Mem.
            Hosp. Health Care Sys. RB,
            5.00%, 7/1/12, (MBIA)..................    462,790
     500    New Jersey Hwy. Auth. RB,
            6.25%, 1/1/14..........................    515,950
   1,000    New Jersey Sports & Exposition
            RB, (Ser. A),
            6.00%, 3/1/21..........................  1,006,040
     190    New Jersey State Turnpike RB,
            6.75%, 1/1/09..........................    213,505
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
    $200    New Jersey Trans.
            Trust Fund Auth.,
            4.40%, 6/15/99......................... $  200,040
     300    New Jersey Transit Corp. COP,
            6.50%, 10/1/16, (FSA)..................    323,247
     300    New Jersey Turnpike Auth.
            RB, (Ser. A),
            6.40%, 1/1/02..........................    316,989
     200    New Jersey St. (Ser. A) GO,
            6.80%, 9/15/10.........................    221,218
     500    New Jersey St. (Ser. D) GO,
            5.25%, 2/15/01.........................    513,360
     400    New Jersey St. (Ser. E) GO,
            6.00%, 7/15/07.........................    427,328
     350    North Jersey Dist. Wtr.
            Supply RB, Wanaque North
            Proj., (Ser. B),
            6.25%, 11/15/17, (MBIA)................    362,047
     500    North Jersey Dist. Wtr.
            Supply RB, Wanque South Proj.,
            6.00%, 7/1/12, (MBIA)..................    515,150
     400    North Jersey Dist. Wtr.
            Supply RB, Wanque South Proj.,
            6.50%, 7/1/21, (MBIA)..................    433,624
     500    Ocean Cnty. GO Utils. Auth. (Ser. A),
            5.75%, 1/1/18..........................    495,710
     500    Ocean Cnty. GO,
            5.80%, 9/1/10..........................    510,385
     200    Old Bridge Township GO,
            6.55%, 7/15/09, (FGIC).................    217,590
     500    Old Bridge Township Muni.
            Utils. Auth. RB,
            6.25%, 11/1/16, (FGIC).................    522,695
     500    Passaic Valley Sewage
            Commissioners RB, (Ser. D),
            5.75%, 12/1/13, (AMBAC)................    501,905
     500    Pennsauken Township,
            School Dist. GO,
            5.00%, 3/1/10..........................    467,790
     500    Port Auth. NY & NJ, RB,
            5.00%, 7/15/11, (AMBAC)................    469,955
     500    Port Auth. NY & NJ, RB, (Ser. 102),
            5.625%, 10/15/13, (MBIA)...............    493,480
     900    Port Auth. NY & NJ, RB, (Ser. 102),
            6.75%, 8/1/26..........................    961,560
     500    Rutgers St University RB, (Ser. 1),
            5.25%, 5/1/12..........................    480,350
     100    South Plainfield GO,
            6.625%, 8/1/12, (AMBAC)................    107,004

                                                                              35

                      EVERGREEN NEW JERSEY TAX FREE INCOME
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of New Jersey)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            NEW JERSEY -- CONTINUED
    $500    Stafford Muni. Utils. Auth.
            Wtr. & Swr. RB,
            6.25%, 6/1/14, (MBIA).................. $  521,755
     500    Stony Brook Regional Sewage
            Auth. RB, (Ser. B),
            5.45%, 12/1/12.........................    487,644
     500    Trenton GO,
            6.55%, 8/15/09, (MBIA).................    543,974
     400    University Medicine &
            Dentistry RB, (Ser. E),
            5.75%, 12/1/21.........................    419,127
     500    University Medicine &
            Dentistry RB, (Ser. E),
            6.50%, 12/1/18.........................    549,494
     200    Washington Township Muni.
            Utils. Auth. Sys. RB, (Ser. A),
            6.70%, 2/1/11, (AMBAC).................    216,455
   1,000    West Windsor, GO,
            5.50%, 12/1/10, (FGIC).................    996,000
     500    Winslow Township GO,
            6.50%, 10/1/18, (FGIC).................    537,300
                                                    38,318,702
            PUERTO RICO -- 6.5%
     500    Puerto Rico Commonwealth GO,
            5.50%, 7/1/13..........................    474,195
     300    Puerto Rico Commonwealth GO,
            6.80%, 7/1/21..........................    335,727
     500    Puerto Rico Commonwealth GO,
            (Ser. A),
            6.00%, 7/1/14..........................    497,785
     275    Puerto Rico Elec.
            Pwr. Auth. RB,
            6.50%, 7/1/05, (MBIA)..................    306,020
     500    Puerto Rico Elec. Pwr.
            Auth. RB, (Ser. P),
            7.00%, 7/1/21..........................    559,485
     400    Puerto Rico Pub. Bldgs. Auth.
            Gtd. Hlth. Facs. RB, (Ser. J),
            7.00%, 7/1/19..........................    426,000
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
    $250    Puerto Rico Pub. Bldgs. Auth.
            Gtd. RB,
            6.25%, 7/1/09, (AMBAC)................. $  271,163
                                                     2,870,375
              TOTAL LONG-TERM MUNICIPAL SECURITIES
                 (COST $40,146,982)................ 41,189,077

 SHARES
MUTUAL FUND SHARES -- 5.9%
  773,051   Dreyfus New Jersey Municipal
            Money Market Fund......................    773,051
1,810,178   Federated New Jersey
            Municipal Cash Trust...................  1,810,178
              TOTAL MUTUAL FUND SHARES
                 (COST $2,583,229).........          2,583,229
              TOTAL INVESTMENTS --
                 (COST $42,730,211)........   99.1%  43,772,306
              OTHER ASSETS AND
                 LIABILITIES -- NET........      .9     390,065
              NET ASSETS --................  100.0% $44,162,371

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance
Corporation
COP -- Certificate of Participation
FGIC -- Insured by Federal Guaranty Insurance Corporation
FSA -- Insured by Financial Security Assurance
GO -- General Obligation Bond
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
36

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of New Jersey)

ASSETS:
   Investments at value (identified cost $42,730,211).............................................................  $43,772,306
   Interest receivable............................................................................................      544,652
   Receivable for Fund shares sold................................................................................       11,476
   Prepaid expenses...............................................................................................        1,292
         Total assets.............................................................................................   44,329,726
LIABILITIES:
   Dividends payable..............................................................................................       93,696
   Accrued expenses...............................................................................................       68,070
   Distribution fee payable.......................................................................................        5,589
         Total liabilities........................................................................................      167,355
NET ASSETS........................................................................................................  $44,162,371
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $43,505,944
   Undistributed net investment income............................................................................       15,515
   Accumulated net realized loss on investment transactions.......................................................     (401,183)
   Net unrealized appreciation of investments.....................................................................    1,042,095
         Net assets...............................................................................................  $44,162,371
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($32,377,124 (division sign) 3,010,604 shares of beneficial interest outstanding)...............  $     10.75
   Sales charge -- 4.75% of offering price........................................................................          .54
         Maximum offering price...................................................................................  $     11.29
   Class B Shares ($2,709,358 (division sign) 251,931 shares of beneficial interest outstanding)..................  $     10.75
   Class Y Shares ($9,075,889 (division sign) 843,932 shares of beneficial interest outstanding)..................  $     10.75

See accompanying notes to financial statements.
                                                                              37

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                            STATEMENT OF OPERATIONS
                        SIX MONTHS ENDED AUGUST 31, 1996
(Drawing of the state of New Jersey)

INVESTMENT INCOME:
   Interest..........................................................................................              $1,158,964
EXPENSES:
   Advisory fee......................................................................................  $ 107,212
   Administrative personnel and service fees.........................................................      9,468
   Distribution fee -- Class A Shares................................................................     42,308
   Distribution fee -- Class B Shares................................................................      5,856
   Shareholder services fee -- Class B Shares........................................................      1,949
   Custodian fee.....................................................................................     28,357
   Transfer agent fee................................................................................     12,666
   Reports and notices to shareholders...............................................................      9,453
   Professional fees.................................................................................      6,238
   Insurance expense.................................................................................      5,511
   Trustees' fees and expenses.......................................................................      3,592
   Miscellaneous.....................................................................................      1,323
                                                                                                         233,933
   Less: Fee waivers and expense reimbursements......................................................   (154,885)
      Net expenses...................................................................................                  79,048
Net investment income................................................................................               1,079,916
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain on investment transactions......................................................                      56
   Net change in unrealized appreciation of investments..............................................                (955,855)
Net loss on investments..............................................................................                (955,799)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.................................................              $  124,117

See accompanying notes to financial statements.
38

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of New Jersey)

                                                                                                   SIX MONTHS
                                                                                                     ENDED        YEAR ENDED
                                                                                                   AUGUST 31,    FEBRUARY 29,
                                                                                                      1996           1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $  1,079,916   $  1,964,872
   Net realized gain on investment transactions.................................................            56         10,000
   Net change in unrealized appreciation of investments.........................................      (955,855)     1,701,539
      Net increase in net assets resulting from operations......................................       124,117      3,676,411
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................      (862,288)    (1,964,372)
   Class B Shares...............................................................................       (32,289)          (451)
   Class Y Shares...............................................................................      (185,339)           (56)
      Total distributions to shareholders.......................................................    (1,079,916)    (1,964,879)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................    13,167,830     11,064,767
   Proceeds from reinvestment of distributions..................................................       522,912        959,013
   Payment for shares redeemed..................................................................   (10,539,031)    (6,620,815)
      Net increase resulting from Fund share transactions.......................................     3,151,711      5,402,965
      Net increase in net assets................................................................     2,195,912      7,114,497
NET ASSETS:
   Beginning of period..........................................................................    41,966,459     34,851,962
   End of period (includes undistributed net investment income of $15,515 at August 31, 1996 and
     February 29, 1996.)........................................................................  $ 44,162,371   $ 41,966,459

See accompanying notes to financial statements.
                                                                              39

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of New Jersey)

                                                                                          CLASS A SHARES
                                                                    SIX MONTHS
                                                                      ENDED        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                    AUGUST 31,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 28,
                                                                      1996#           1996            1995            1994
PER SHARE DATA:
Net asset value, beginning of period.............................     $11.01         $10.53          $10.99          $11.01
Income (loss) from investment operations:
  Net investment income..........................................        .28            .56             .57             .60
  Net realized and unrealized gain (loss) on investments.........       (.26)           .48            (.46)           (.02)
    Total from investment operations.............................        .02           1.04             .11             .58
Less distributions to shareholders from net investment income....       (.28)          (.56)           (.57)           (.60)
Net asset value, end of period...................................     $10.75         $11.01          $10.53          $10.99
TOTAL RETURN+....................................................        .2%          10.1%            1.4%            5.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)........................    $32,377        $41,762         $34,852         $42,783
Ratios to average net assets:
  Expenses**.....................................................       .34%++         .36%            .25%            .14%
  Net investment income**........................................      5.08%++        5.15%           5.52%           5.31%
Portfolio turnover rate..........................................         0%             4%              8%              2%

                                                                    YEAR ENDED
                                                                   FEBRUARY 28,
                                                                       1993
PER SHARE DATA:
Net asset value, beginning of period.............................     $10.22
Income (loss) from investment operations:
  Net investment income..........................................        .63
  Net realized and unrealized gain (loss) on investments.........        .79
    Total from investment operations.............................       1.42
Less distributions to shareholders from net investment income....       (.63)
Net asset value, end of period...................................     $11.01
TOTAL RETURN+....................................................      14.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)........................    $30,863
Ratios to average net assets:
  Expenses**.....................................................       .00%
  Net investment income**........................................      5.97%
Portfolio turnover rate..........................................         5%

#  The Fund changed its fiscal year end from February 28 to August 31.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                          CLASS A SHARES
                                                                    SIX MONTHS
                                                                      ENDED        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                                    AUGUST 31,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 28,
                                                                      1996#           1996            1995            1994
Expenses.........................................................      1.11%          1.03%           1.04%           1.05%
Net investment income............................................      4.31%          4.48%           4.73%           4.40%

                                                                    YEAR ENDED
                                                                   FEBRUARY 28,
                                                                       1993
Expenses.........................................................      1.16%
Net investment income............................................      4.81%

See accompanying notes to financial statements.
40

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of New Jersey)

                                                                          CLASS B SHARES                 CLASS Y SHARES
                                                                                   JANUARY 30, 1996*
                                                               SIX MONTHS ENDED         THROUGH         SIX MONTHS ENDED
                                                               AUGUST 31, 1996#    FEBRUARY 29, 1996    AUGUST 31, 1996#
PER SHARE DATA:
Net asset value, beginning of period........................        $11.01               $11.08              $11.01
Income (loss) from investment operations:
  Net investment income.....................................           .24                  .05                 .28
  Net realized and unrealized gain (loss) on investments....          (.26)                (.07)               (.26)
    Total from investment operations........................          (.02)                (.02)                .02
Less distributions to shareholders from net investment
  income....................................................          (.24)                (.05)               (.28)
Net asset value, end of period..............................        $10.75               $11.01              $10.75
TOTAL RETURN+...............................................          (.2%)                (.2%)                .2%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................        $2,709                 $186              $9,076
Ratios to average net assets:
  Expenses**++..............................................         1.28%                 .31%                .31%
  Net investment income**++.................................         4.14%                5.23%               5.12%
Portfolio turnover rate.....................................            0%                   4%                  0%

                                                              FEBRUARY 8, 1996*
                                                                   THROUGH
                                                              FEBRUARY 29, 1996
PER SHARE DATA:
Net asset value, beginning of period........................        $11.14
Income (loss) from investment operations:
  Net investment income.....................................           .03
  Net realized and unrealized gain (loss) on investments....          (.13)
    Total from investment operations........................          (.10)
Less distributions to shareholders from net investment
  income....................................................          (.03)
Net asset value, end of period..............................        $11.01
TOTAL RETURN+...............................................          (.9%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................           $18
Ratios to average net assets:
  Expenses**++..............................................          .31%
  Net investment income**++.................................         5.28%
Portfolio turnover rate.....................................            4%

#  The Fund changed its fiscal year end from February 28 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                               CLASS B SHARES               CLASS Y SHARES
                                                                                       JANUARY 30, 1996*
                                                                    SIX MONTHS ENDED        THROUGH        SIX MONTHS ENDED
                                                                    AUGUST 31, 1996#   FEBRUARY 29, 1996   AUGUST 31, 1996#
Expenses..........................................................        1.85%              1.66%                .87%
Net investment income.............................................        3.57%              3.88%               4.56%

                                                                    FEBRUARY 8, 1996*
                                                                         THROUGH
                                                                    FEBRUARY 29, 1996
Expenses..........................................................         .88%
Net investment income.............................................        4.71%

See accompanying notes to financial statements.
                                                                              41

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND

(Drawing of the state of North Carolina)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
     The graphs below compare a $10,000 investment in the Evergreen North Carolina Municipal Bond Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers State General Obligation Bond Index ("Index").

CLASS A
ONE YEAR TOTAL RETURN = 0.2%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 3.6%


(Class A chart appears here. Plot points are below.)

1/11/93*    8/31/93    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


CLASS B
ONE YEAR TOTAL RETURN = 0.6%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 3.6%


(Class B chart appears here. Plot points are below.)

1/11/93*    8/31/93    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


CLASS Y
ONE YEAR TOTAL RETURN = 5.4%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 4.0%


(Class Y chart appears here. Plot points are below.)

2/28/94*    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


- - EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
____ LEHMAN BROTHERS STATE GENERAL OBLIGATION BOND INDEX


*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waiving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
42

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of North Carolina)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 LONG-TERM MUNICIPAL SECURITIES -- 96.0%
            NORTH CAROLINA -- 89.0%
  $1,380    Burlington Hsg. Auth. Mtg. RB,
            Burlington Homes, Sec. 8-A,
            6.00%, 8/1/09......................... $ 1,373,914
   1,000    Chapel Hill Parking Fac., COP,
            6.35%, 12/1/18........................   1,025,170
   1,470    Charlotte Hsg. Dev. Corp. Mtg. RB,
            Vantage 78 Apts.,
            6.60%, 7/15/21 (FHA)..................   1,490,683
   1,000    Coastal Regional Solid Waste Mgmt.
            Auth. RB, Disp. Sys.,
            6.50%, 6/1/08.........................   1,041,830
   2,000    Craven Cnty. Indl. Facs. &
            Poll. Ctrl. Fing. Auth. RB,
            Weyerhaeuser Co. Proj.,
            6.35%, 1/1/10.........................   2,083,780
   2,390    Cumberland Cnty., Civic Center Proj.,
            COP (Ser. A),
            6.40%, 12/1/24 (AMBAC)................   2,533,519
     930    Fremont Hsg. Dev. Corp. First Lien RB,
            Torhunta Apts.,
            6.75%, 7/15/22 (FHA)..................     951,409
   1,000    Gastonia Combined Util. Sys. RB,
            6.00%, 5/1/14 (MBIA)..................   1,014,550
   1,000    Harnett Cnty., COP,
            6.40%, 12/1/14 (AMBAC)................   1,060,850
   1,000    Haywood Cnty. Indl. Facs. &
            Poll. Ctrl. Fin. Auth. RB,
            Champion Intl. Corp. Proj.,
            6.25%, 9/1/25.........................     983,960
   4,750    Martin Cnty. Indl. Facs. &
            Poll. Ctrl. Fin. Auth. RB,
            Solid Waste Disp. Weyerhaeuser Co.,
            6.80%, 5/1/24.........................   5,055,710
   4,000    North Carolina Eastn. Muni. Pwr. Sys.
            Agcy. RB (Ser. A),
            5.00%, 1/1/21.........................   3,594,800
   3,750    North Carolina Eastn. Muni. Pwr. Sys.
            Agcy. RB (Ser. A),
            6.50%, 1/1/18 (ETM)...................   3,877,200
   2,500    North Carolina Eastn. Muni. Pwr. Sys.
            Agcy., RB
            6.00%, 1/1/18 (AMBAC).................   2,569,800
   1,300    North Carolina Eastn. Muni. Pwr. Sys.
            Agcy. RB (Ser. A),
            7.00%, 1/1/24.........................   1,348,152
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $ 1,000    North Carolina Hsg. Fin. & Dev. Auth.
            RB, Single Family (Ser. HH),
            6.20%, 3/1/18......................... $   996,470
   3,950    North Carolina Hsg. Fin. & Dev. Auth.
            RB, Single Family (Ser. JJ),
            6.15%, 3/1/11 (FHA)...................   4,005,261
   1,440    North Carolina Hsg. Fin. & Dev. Auth.
            RB, Single Family (Ser. T),
            7.05%, 9/1/20 (FHA)...................   1,496,030
     500    North Carolina Med. Care Cmnty. Hlth.
            Care Fac. RB,
            1st Mtg Southminster,
            6.875%, 10/1/09.......................     513,285
   1,000    North Carolina Med. Care Cmnty. Hosp.
            RB, Alamance Health
            Svcs. Inc.,
            6.375%, 8/15/12 (FSA).................   1,056,410
   2,000    North Carolina Med. Care Cmnty. Hosp.
            RB, Rex Hosp. Proj.,
            6.25%, 6/1/17.........................   2,013,140
   1,500    North Carolina Med. Care Cmnty.
            Hosp. RB, Gaston Mem. Hosp. Proj.,
            5.50%, 2/15/19........................   1,397,610
   3,000    North Carolina Med. Care Cmnty. Hosp.
            RB, Grace Hosp. Inc.,
            5.25%, 10/1/13........................   2,779,530
   3,000    North Carolina Muni. Pwr. Agcy. RB,
            No. 1 Catawba Elec. (Ser. B),
            5.00%, 1/1/20.........................   2,691,420
   1,000    North Carolina Stud.
            Ed. Assist. Auth. RB,
            1st Mtg. Southminster (Ser. A),
            6.05%, 7/1/10.........................     998,970
   2,000    North Carolina Stud. Ed. Assist. Auth.
            RB (Ser. A),
            6.30%, 7/1/15.........................   2,001,340
   2,375    North Carolina Stud. Ed. Assist. Auth.
            RB (Ser. C),
            6.35%, 7/1/16.........................   2,388,490
   1,000    Onslow Cnty. Combined
            Enterprise Sys. RB,
            6.00%, 6/1/15 (MBIA)..................   1,010,920
   1,000    Rowan Cnty. Justice Center
            Proj., COP,
            6.25%, 12/1/07 (FSA)..................   1,071,750
                                                    54,425,953

                                                                              43

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of North Carolina)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            PUERTO RICO -- 7.0%
  $2,000    Puerto Rico Commonwealth GO,
            6.25%, 7/1/11 (MBIA).................. $ 2,161,180
   1,000    Puerto Rico Ports Auth. RB, American
            Airlines Proj. (Ser. A),
            6.25%, 6/1/26.........................     992,130
   1,000    Puerto Rico Univ. RB (Ser. N),
            6.25%, 6/1/06.........................   1,093,850
                                                     4,247,160
              TOTAL LONG-TERM MUNICIPAL SECURITIES
                 (COST $57,150,541)...............  58,673,113

  SHARES                                             VALUE
MUTUAL FUND SHARES -- 6.1%
 3,000,000   Lehman Municipal Money
             Market Fund......................... $ 3,000,000
   755,000   Lehman Tax Free Money
             Market Fund.........................     755,000
               TOTAL MUTUAL FUND SHARES
                  (COST $3,755,000)..............   3,755,000
               TOTAL INVESTMENTS --
                  (COST $60,905,541)....  102.1%   62,428,113
               OTHER ASSETS AND
                  LIABILITIES -- NET....   (2.1)   (1,285,712)
               NET ASSETS --............  100.0%  $61,142,401

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
COP -- Certificates of Participation
ETM -- Escrowed to Maturity
FHA -- Insured by Federal Housing Authority
FSA -- Insured by Financial Security Assurance
GO -- General Obligation Bond
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
44

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of North Carolina)

ASSETS:
   Investments at value (identified cost $60,905,541).............................................................  $62,428,113
   Cash...........................................................................................................           69
   Receivable for securities sold.................................................................................      967,861
   Interest receivable............................................................................................      763,574
   Receivable for Fund shares sold................................................................................       98,736
   Prepaid expenses...............................................................................................       11,237
         Total assets.............................................................................................   64,269,590
LIABILITIES:
   Payable for securities purchased...............................................................................    2,842,908
   Accrued expenses...............................................................................................      130,904
   Dividends payable..............................................................................................       67,884
   Distribution fee payable.......................................................................................       54,187
   Payable for Fund shares redeemed...............................................................................       18,663
   Accrued advisory fee...........................................................................................       12,643
         Total liabilities........................................................................................    3,127,189
NET ASSETS........................................................................................................  $61,142,401
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $63,343,738
   Undistributed net investment income............................................................................       88,212
   Accumulated net realized loss on investment transactions.......................................................   (3,812,121)
   Net unrealized appreciation of investments.....................................................................    1,522,572
         Net assets...............................................................................................  $61,142,401
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($7,989,384 (division sign) 800,876 shares of beneficial interest outstanding)..................  $      9.98
   Sales charge -- 4.75% of offering price........................................................................          .50
         Maximum offering price...................................................................................  $     10.48
   Class B Shares ($49,382,186 (division sign) 4,950,160 shares of beneficial interest outstanding)...............  $      9.98
   Class Y Shares ($3,770,831 (division sign) 377,749 shares of beneficial interest outstanding)..................  $      9.98

See accompanying notes to financial statements.
                                                                              45

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
(Drawing of the state of North Carolina)

INVESTMENT INCOME:
   Interest..........................................................................................              $3,613,797
EXPENSES:
   Advisory fee......................................................................................  $ 306,892
   Administrative personnel and service fees.........................................................     31,447
   Distribution fee -- Class A Shares................................................................     20,833
   Distribution fee -- Class B Shares................................................................    375,352
   Shareholder services fee -- Class B Shares........................................................    125,117
   Custodian fee.....................................................................................     75,846
   Reports and notices to shareholders...............................................................     63,428
   Registration and filing fees......................................................................     62,826
   Transfer agent fee................................................................................     50,839
   Professional fees.................................................................................     35,599
   Insurance expense.................................................................................      5,479
   Trustees' fees and expenses.......................................................................      2,446
   Miscellaneous.....................................................................................     35,952
                                                                                                       1,192,056
   Less: Fee waivers.................................................................................   (164,001)
      Net expenses...................................................................................               1,028,055
Net investment income................................................................................               2,585,742
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized gain on investment transactions......................................................                 483,051
   Net change in unrealized appreciation of investments..............................................                (416,432)
Net gain on investments..............................................................................                  66,619
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.................................................              $2,652,361

See accompanying notes to financial statements.
46

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of North Carolina)

                                                                                                                EIGHT MONTHS
                                                                                                  YEAR ENDED       ENDED
                                                                                                  AUGUST 31,     AUGUST 31,
                                                                                                     1996           1995
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $ 2,585,742   $  1,697,080
   Net realized gain on investment transactions.................................................      483,051        668,311
   Net change in unrealized appreciation of investments.........................................     (416,432)     3,902,872
      Net increase in net assets resulting from operations......................................    2,652,361      6,268,263
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................     (396,192)      (279,937)
   Class B Shares...............................................................................   (2,003,550)    (1,389,260)
   Class Y Shares...............................................................................     (147,923)       (27,883)
      Total distributions to shareholders.......................................................   (2,547,665)    (1,697,080)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................   10,964,230      6,832,112
   Proceeds from reinvestment of distributions..................................................    1,752,076      1,191,861
   Payment for shares redeemed..................................................................  (10,003,099)    (7,507,588)
      Net increase resulting from Fund share transactions.......................................    2,713,207        516,385
      Net increase in net assets................................................................    2,817,903      5,087,568
NET ASSETS:
   Beginning of period..........................................................................   58,324,498     53,236,930
   End of period (includes undistributed net investment income of $88,212 and $50,135,
     respectively)..............................................................................  $61,142,401   $ 58,324,498

See accompanying notes to financial statements.
                                                                              47

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of North Carolina)

                                                                                            CLASS A SHARES
                                                                                            EIGHT MONTHS        YEAR
                                                                              YEAR ENDED       ENDED           ENDED
                                                                              AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                                 1996          1995#            1994
PER SHARE DATA:
Net asset value, beginning of period.......................................      $9.95          $9.16          $10.61
Income (loss) from investment operations:
  Net investment income....................................................        .49            .33             .49
  Net realized and unrealized gain (loss) on investments...................        .02            .79           (1.45)
    Total from investment operations.......................................        .51           1.12            (.96)
Less distributions to shareholders from:
  Net investment income....................................................       (.48)          (.33)           (.49)
  Net realized gain on investments.........................................         --             --              --
    Total distributions....................................................       (.48)          (.33)           (.49)
Net asset value, end of period.............................................      $9.98          $9.95           $9.16
TOTAL RETURN+..............................................................       5.2%          12.3%           (9.1%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..................................     $7,989         $8,279          $7,979
Ratios to average net assets:
  Expenses**...............................................................      1.08%           .92%++          .79%
  Net investment income**..................................................      4.81%          5.09%++         5.11%
Portfolio turnover rate....................................................        86%           117%            126%

                                                                              JANUARY 11,
                                                                             1993* THROUGH
                                                                             DECEMBER 31,
                                                                                 1993
PER SHARE DATA:
Net asset value, beginning of period.......................................      $10.00
Income (loss) from investment operations:
  Net investment income....................................................         .46
  Net realized and unrealized gain (loss) on investments...................         .64
    Total from investment operations.......................................        1.10
Less distributions to shareholders from:
  Net investment income....................................................        (.46)
  Net realized gain on investments.........................................        (.03)
    Total distributions....................................................        (.49)
Net asset value, end of period.............................................      $10.61
TOTAL RETURN+..............................................................       11.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..................................     $12,739
Ratios to average net assets:
  Expenses**...............................................................        .32%++
  Net investment income**..................................................       4.91%++
Portfolio turnover rate....................................................         57%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                            CLASS A SHARES
                                                                                            EIGHT MONTHS        YEAR
                                                                              YEAR ENDED       ENDED           ENDED
                                                                              AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                                 1996          1995#            1994
Expenses...................................................................      1.35%          1.27%           1.18%
Net investment income......................................................      4.54%          4.74%           4.72%

                                                                              JANUARY 11,
                                                                             1993* THROUGH
                                                                             DECEMBER 31,
                                                                                 1993
Expenses...................................................................       1.25%
Net investment income......................................................       3.98%

See accompanying notes to financial statements.
48

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of North Carolina)

                                                                   CLASS B SHARES                            CLASS Y SHARES
                                                           EIGHT MONTHS       YEAR       JANUARY 11,       YEAR      EIGHT MONTHS
                                               YEAR ENDED      ENDED         ENDED      1993* THROUGH     ENDED          ENDED
                                               AUGUST 31,   AUGUST 31,    DECEMBER 31,  DECEMBER 31,    AUGUST 31,    AUGUST 31,
                                                  1996         1995#          1994          1993           1996          1995#
PER SHARE DATA:
Net asset value, beginning of period..........     $9.95        $9.16         $10.61        $10.00         $9.95          $9.16
Income (loss) from investment operations:
  Net investment income.......................       .42          .28            .44           .42           .51            .35
  Net realized and unrealized gain (loss) on
    investments...............................       .02          .79          (1.45)          .64           .03            .79
    Total from investment operations..........       .44         1.07          (1.01)         1.06           .54           1.14
Less distributions to shareholders from:
  Net investment income.......................      (.41)        (.28)          (.44)         (.42)         (.51)          (.35)
  Net realized gain on investments............        --           --             --          (.03)           --             --
    Total distributions.......................      (.41)        (.28)          (.44)         (.45)         (.51)          (.35)
Net asset value, end of period................     $9.98        $9.95          $9.16        $10.61         $9.98          $9.95
TOTAL RETURN+.................................      4.4%        11.8%          (9.6%)        10.8%          5.4%          12.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).....   $49,382      $49,040        $44,616       $45,168        $3,771         $1,006
Ratios to average net assets:
  Expenses**..................................     1.83%        1.67%++        1.37%          .79%++        .84%           .67%++
  Net investment income**.....................     4.06%        4.34%++        4.53%         4.47%++       5.05%          5.34%++
Portfolio turnover rate.......................       86%         117%           126%           57%           86%           117%

                                                 FEBRUARY 28,
                                                1994* THROUGH
                                                 DECEMBER 31,
                                                     1994
PER SHARE DATA:
Net asset value, beginning of period..........      $10.31
Income (loss) from investment operations:
  Net investment income.......................         .43
  Net realized and unrealized gain (loss) on
    investments...............................       (1.15)
    Total from investment operations..........        (.72)
Less distributions to shareholders from:
  Net investment income.......................        (.43)
  Net realized gain on investments............          --
    Total distributions.......................        (.43)
Net asset value, end of period................       $9.16
TOTAL RETURN+.................................       (7.0%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).....        $642
Ratios to average net assets:
  Expenses**..................................        .59%++
  Net investment income**.....................       5.58%++
Portfolio turnover rate.......................        126%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                  CLASS B SHARES                              CLASS Y SHARES
                                                          EIGHT MONTHS       YEAR        JANUARY 11,       YEAR      EIGHT MONTHS
                                             YEAR ENDED      ENDED          ENDED       1993* THROUGH     ENDED          ENDED
                                             AUGUST 31,    AUGUST 31,    DECEMBER 31,   DECEMBER 31,    AUGUST 31,    AUGUST 31,
                                                1996         1995#           1994           1993           1996          1995#
Expenses...................................     2.10%         2.02%          1.76%           1.74%         1.07%         1.02%
Net investment income......................     3.79%         3.99%          4.14%           3.52%         4.82%         4.99%

                                              FEBRUARY 28,
                                             1994* THROUGH
                                              DECEMBER 31,
                                                  1994
Expenses...................................        .98%
Net investment income......................       5.19%

See accompanying notes to financial statements.
                                                                              49

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
(Drawing of the state of South Carolina)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
     The graphs below compare a $10,000 investment in the Evergreen South Carolina Municipal Bond Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers South Carolina Municipal Bond Index ("Index").

CLASS A
ONE YEAR TOTAL RETURN = 1.2%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.2%

(Class A chart appears here. Plot points are below.)

1/3/94*    8/31/94    8/31/95     8/31/96

(Customer to fill in plot points.)


CLASS B
ONE YEAR TOTAL RETURN = 0.4%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.3%

(Class B chart appears here. Plot points are below.)

1/3/94*    8/31/94    8/31/95     8/31/96

(Customer to fill in plot points.)


CLASS Y
ONE YEAR TOTAL RETURN = 6.5%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 5.5%

(Class Y chart appears here. Plot points are below.)

2/28/94*    8/31/94    8/31/95     8/31/96

(Customer to fill in plot points.)

__ EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND

______ LEHMAN BROTHERS SOUTH CAROLINA MUNICIPAL BOND INDEX

*COMMENCEMENT OF CLASS OPERATIONS
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that: (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees, (including, investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waiving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
50

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of South Carolina)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE

 LONG-TERM MUNICIPAL SECURITIES -- 96.7%
            SOUTH CAROLINA -- 96.7%
    $540    Aiken Cnty. IDR, Beloit Corp. Proj.,
            6.00%, 12/1/11......................... $  537,808
     200    Bennettsville Combined.
            Util. Sys. RB, (Ser. B),
            6.00%, 7/1/09 (MBIA)...................    207,964
     400    Calhoun Cnty. Solid Waste
            Disp. Facs. RB, Eastman Kodak
            Co. Proj.,
            6.75%, 5/1/17..........................    438,740
     300    Charleston Cnty. Hlth Facs. RB,
            First Mtg. Episcopal Church,
            7.125%, 4/1/20.........................    306,243
     200    Citadel Military College RB,
            Stud. & Fac. Hsg.,
            5.50%, 10/1/14.........................    193,758
     100    Coastal Carolina Univ. RB,
            6.80%, 6/1/19 (MBIA)...................    109,285
     100    Colleton Cnty. GO,
            5.60%, 3/1/09..........................     97,029
     100    Columbia Wtr. & Swr. Sys. RB,
            5.375%, 2/1/12.........................     97,239
     500    Darlington Cnty. IDR,
            Nucor Corp. Proj. (Ser. A),
            5.75%, 8/1/23..........................    479,970
     300    Darlington Cnty. IDR,
            Sonoco Products Co. Proj.,
            6.00%, 4/1/26..........................    293,562
     200    Georgetown Cnty. Wtr. & Swr.
            Dist. RB,
            6.50%, 6/1/1...........................    199,748
     600    Greenville Hosp. Sys. RB,
            Hosp. Facs. (Ser. B),
            5.70%, 5/1/12..........................    590,070
     400    Greenville Memorial Auditorium Dist.
            GO, Bi Lo Center Proj.,
            5.75%, 4/1/18 (AMBAC)..................    394,144
     250    Laurens Pub. Util. Sys. RB,
            5.00%, 1/1/18 (FGIC)...................    221,213
     650    Marion Cnty. RB, Hosp. Dist.,
            5.50%, 11/1/15.........................    613,918
     100    Medical Univ. Hosp.
            Facs. RB (Ser. A),
            7.00%, 7/1/01..........................    108,310
     200    Oconee Cnty. Sch. Dist. GO,
            5.10%, 9/1/12 (MBIA)...................    187,054
     100    Piedmont Muni. Pwr. Agcy.
            Elec. RB,
            5.50%, 1/1/12 (MBIA)...................     98,366
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
    $350    Piedmont Muni. Pwr. Agcy.
            Elec. RB,
            6.05%, 1/1/04.......................... $  355,551
     350    Richland Cnty. Solid Waste
            Disp. Facs. RB, Union Camp
            Corp. Proj. (Ser. A),
            6.75%, 5/1/22..........................    365,911
     300    South Carolina Jobs Eco. Dev.
            Auth. Hosp. Facs. RB,
            Anderson Area Med. Center Inc.,
            5.25%, 2/1/15 (MBIA)...................    280,173
     200    South Carolina Jobs Eco. Dev.
            Auth. Hosp. Facs. RB, Oconee
            Mem. Hosp.,
            6.15%, 3/1/15..........................    202,002
     200    South Carolina Jobs Eco. Dev.
            Auth. Hosp. Facs. RB, Tuomey
            Regl. Med. Center (Ser. A),
            5.75%, 11/1/15 (MBIA)..................    195,890
     250    South Carolina St. Ed. Assist.
            Auth. RB, Gtd.
            Stud. Ln.-Sub Lien (Ser. C),
            5.875%, 9/1/07.........................    249,700
     400    South Carolina St. Hsg. Fin.
            & Dev. Auth. Mtg. RB, (Ser. A),
            6.35%, 7/1/25 (FHA)....................    403,236
     100    South Carolina St. Hsg. Fin.
            & Dev. Auth. Mtg. RB, (Ser. A),
            6.55%, 7/1/15..........................    102,213
     595    South Carolina St. Hsg. Fin.
            & Dev. Auth. Mtg. RB,
            Heritage Crt. Apt. (Ser. A),
            6.15%, 7/1/25 (FHA)....................    594,941
     100    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB, (Ser. A),
            6.80%, 11/15/11........................    104,304
     200    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB,
            Homeownership Mtg. (Ser. A),
            7.55%, 7/1/11..........................    209,696
     265    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB, Hunting
            Ridge Apts.,
            6.75%, 6/1/25..........................    272,107
     300    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB, Runaway
            Bay Apts. Proj.,
            6.125%, 12/1/15........................    297,789

                                                                              51

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of South Carolina)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            SOUTH CAROLINA -- CONTINUED
    $585    York Cnty. IDR, Exempt
            Fac. Hoechst Celanese,
            5.70%, 1/1/24.......................... $  552,895
              TOTAL LONG-TERM MUNICIPAL SECURITIES
                 (COST $9,230,684).................  9,360,829
 SHARES
 MUTUAL FUND SHARES -- 3.0%
 293,000    Lehman Municipal Money
            Market Fund
            (COST $293,000)........................    293,000
              TOTAL INVESTMENTS --
                 (COST $9,523,684)..........   99.7%  9,653,829
              OTHER ASSETS AND
                 LIABILITIES -- NET.........      .3     23,802
              NET ASSETS --.................  100.0% $9,677,631

Summary of abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
FGIC -- Insured by Financial Guaranty Insurance Co.
FHA -- Insured by Federal Housing Authority
GO -- General Obligation Bond
IDR -- Industrial Development Revenue Bond
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
52

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of South Carolina)

ASSETS:
   Investments at value (identified cost $9,523,684)................................................................  $9,653,829
   Cash.............................................................................................................         760
   Interest receivable..............................................................................................     151,840
   Receivable for Fund shares sold..................................................................................         310
   Prepaid expenses.................................................................................................       9,491
         Total assets...............................................................................................   9,816,230
LIABILITIES:
   Accrued expenses.................................................................................................     120,601
   Dividends payable................................................................................................      13,091
   Distribution fee payable.........................................................................................       4,907
         Total liabilities..........................................................................................     138,599
NET ASSETS..........................................................................................................  $9,677,631
NET ASSETS CONSIST OF:
   Paid-in capital..................................................................................................  $9,541,880
   Undistributed net investment income..............................................................................         477
   Accumulated net realized gain on investment transactions.........................................................       5,129
   Net unrealized appreciation of investments.......................................................................     130,145
         Net assets.................................................................................................  $9,677,631
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($840,823 (division sign) 86,817 shares of beneficial interest outstanding).......................  $     9.69
   Sales charge -- 4.75% of offering price..........................................................................         .48
         Maximum offering price.....................................................................................  $    10.17
   Class B Shares ($4,282,239 (division sign) 442,011 shares of beneficial interest outstanding)....................  $     9.69
   Class Y Shares ($4,554,569 (division sign) 470,121 shares of beneficial interest outstanding)....................  $     9.69

See accompanying notes to financial statements.
                                                                              53

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
(Drawing of the state of South Carolina)

INVESTMENT INCOME:
   Interest............................................................................................              $476,083
EXPENSES:
   Advisory fee........................................................................................  $  40,781
   Administrative personnel and service fees...........................................................      4,123
   Distribution fee -- Class A Shares..................................................................      1,917
   Distribution fee -- Class B Shares..................................................................     29,922
   Shareholder services fee -- Class B Shares..........................................................      9,974
   Custodian fee.......................................................................................     84,241
   Transfer agent fee..................................................................................     64,328
   Professional fees...................................................................................     39,767
   Registration and filing fees........................................................................     32,506
   Reports and notices to shareholders.................................................................     19,747
   Insurance expense...................................................................................      1,735
   Trustees' fees and expenses.........................................................................        516
   Miscellaneous.......................................................................................     16,672
                                                                                                           346,229
   Less: Fee waivers and expense reimbursements........................................................   (254,601)
         Net expenses..................................................................................                91,628
Net investment income..................................................................................               384,455
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions........................................................                10,377
   Net change in unrealized appreciation of investments................................................                19,665
Net gain on investments................................................................................                30,042
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................................................              $414,497

See accompanying notes to financial statements.
54

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of South Carolina)

                                                                                                               EIGHT MONTHS
                                                                                                 YEAR ENDED        ENDED
                                                                                                 AUGUST 31,     AUGUST 31,
                                                                                                    1996           1995
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income.......................................................................  $  384,455     $   128,517
   Net realized gain on investment transactions................................................      10,377          29,060
   Net change in unrealized appreciation of investments........................................      19,665         330,261
      Net increase in net assets resulting from operations.....................................     414,497         487,838
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares..............................................................................     (38,206)        (17,293)
   Class B Shares..............................................................................    (168,950)        (94,373)
   Class Y Shares..............................................................................    (177,721)        (16,851)
      Total distributions to shareholders......................................................    (384,877)       (128,517)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold...................................................................   4,780,175       2,853,928
   Proceeds from reinvestment of distributions.................................................     251,384          83,256
   Payment for shares redeemed.................................................................  (1,208,640)       (332,153)
         Net increase resulting from Fund share transactions...................................   3,822,919       2,605,031
         Net increase in net assets............................................................   3,852,539       2,964,352
NET ASSETS:
   Beginning of period.........................................................................   5,825,092       2,860,740
   End of period (includes undistributed net investment income of $477 and $899,
     respectively).............................................................................  $9,677,631     $ 5,825,092

See accompanying notes to financial statements.
                                                                              55

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of South Carolina)

                                                                            CLASS A SHARES                      CLASS B SHARES
                                                                          EIGHT MONTHS     JANUARY 3,                  EIGHT MONTHS
                                                              YEAR ENDED     ENDED        1994* THROUGH    YEAR ENDED     ENDED
                                                              AUGUST 31,   AUGUST 31,     DECEMBER 31,     AUGUST 31,   AUGUST 31,
                                                                 1996        1995#            1994            1996        1995#
PER SHARE DATA:
Net asset value, beginning of period.........................    $9.59        $8.62           $10.00          $9.59        $8.62
Income (loss) from investment operations:
  Net investment income......................................      .49          .34              .46            .41          .29
  Net realized and unrealized gain (loss) on investments.....      .10          .97            (1.38)           .10          .97
    Total from investment operations.........................      .59         1.31             (.92)           .51         1.26
Less distributions to shareholders from net investment
  income.....................................................     (.49)        (.34)            (.46)          (.41)        (.29)
Net asset value, end of period...............................    $9.69        $9.59            $8.62          $9.69        $9.59
TOTAL RETURN+................................................     6.2%        15.4%            (9.3%)          5.4%        14.8%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)....................     $841         $610             $312         $4,282       $3,542
Ratios to average net assets:
  Expenses**.................................................     .86%         .53%++           .25%++        1.61%        1.28%++
  Net investment income**....................................    4.98%        5.41%++          5.57%++        4.23%        4.66%++
Portfolio turnover rate......................................      37%          66%              23%            37%          66%

                                                                  JANUARY 3,
                                                                 1994* THROUGH
                                                                 DECEMBER 31,
                                                                     1994
PER SHARE DATA:
Net asset value, beginning of period.........................        $10.00
Income (loss) from investment operations:
  Net investment income......................................           .41
  Net realized and unrealized gain (loss) on investments.....         (1.38)
    Total from investment operations.........................          (.97)
Less distributions to shareholders from net investment
  income.....................................................          (.41)
Net asset value, end of period...............................         $8.62
TOTAL RETURN+................................................         (9.8%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)....................        $2,456
Ratios to average net assets:
  Expenses**.................................................          .87%++
  Net investment income**....................................         4.88%++
Portfolio turnover rate......................................           23%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge or contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                          CLASS A SHARES                      CLASS B SHARES
                                                                       EIGHT MONTHS      JANUARY 3,                   EIGHT MONTHS
                                                           YEAR ENDED     ENDED         1994* THROUGH    YEAR ENDED      ENDED
                                                           AUGUST 31,   AUGUST 31,      DECEMBER 31,     AUGUST 31,    AUGUST 31,
                                                              1996        1995#             1994            1996         1995#
Expenses..................................................     4.00%        6.50%             10.71%         4.76%        7.25%
Net investment income (loss)..............................     1.84%        (.56%)          (4.89%)          1.08%       (1.31%)

                                                               JANUARY 3,
                                                              1994* THROUGH
                                                              DECEMBER 31,
                                                                  1994
Expenses..................................................          11.33%
Net investment income (loss)..............................        (5.58%)

See accompanying notes to financial statements.
56

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of South Carolina)

                                                                                              CLASS Y SHARES
                                                                                      YEAR ENDED      EIGHT MONTHS
                                                                                      AUGUST 31,         ENDED
                                                                                         1996       AUGUST 31, 1995#
PER SHARE DATA:
Net asset value, beginning of period...............................................      $9.59            $8.62
Income (loss) from investment operations:
  Net investment income............................................................        .51              .35
  Net realized and unrealized gain (loss) on investments...........................        .10              .97
    Total from investment operations...............................................        .61             1.32
Less distributions to shareholders from net investment income......................       (.51)            (.35)
Net asset value, end of period.....................................................      $9.69            $9.59
TOTAL RETURN+......................................................................       6.5%            15.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................     $4,555           $1,673
Ratios to average net assets:
  Expenses**.......................................................................       .62%             .28%++
  Net investment income**..........................................................      5.22%            5.66%++
Portfolio turnover rate............................................................        37%              66%

                                                                                       FEBRUARY 28,
                                                                                       1994* THROUGH
                                                                                     DECEMBER 31, 1994
PER SHARE DATA:
Net asset value, beginning of period...............................................         $9.74
Income (loss) from investment operations:
  Net investment income............................................................           .43
  Net realized and unrealized gain (loss) on investments...........................         (1.12)
    Total from investment operations...............................................          (.69)
Less distributions to shareholders from net investment income......................          (.43)
Net asset value, end of period.....................................................         $8.62
TOTAL RETURN+......................................................................         (7.1%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................           $92
Ratios to average net assets:
  Expenses**.......................................................................          .00%++
  Net investment income**..........................................................         5.92%++
Portfolio turnover rate............................................................           23%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                               CLASS Y SHARES
                                                                                        YEAR ENDED     EIGHT MONTHS
                                                                                        AUGUST 31,        ENDED
                                                                                           1996      AUGUST 31, 1995#
Expenses..............................................................................     3.70%             6.25%
Net investment income (loss)..........................................................     2.14%           (.31%)

                                                                                          FEBRUARY 28,
                                                                                          1994* THROUGH
                                                                                        DECEMBER 31, 1994
Expenses..............................................................................        10.46%
Net investment income (loss)..........................................................       (4.54%)

See accompanying notes to financial statements.
                                                                              57

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
(Drawing of the state of Virginia)

RESULTS TO DATE
PERFORMANCE OF $10,000 INVESTED IN THE
EVERGREEN VIRGINIA MUNICIPAL BOND FUND
     The graphs below compare a $10,000 investment in the Evergreen Virginia Municipal Bond Fund (Class A, Class B and Class Y Shares) with a similar investment in the Lehman Brothers Virginia Municipal Bond Index ("Index").

CLASS A
ONE YEAR TOTAL RETURN = 0.1%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.3%


(Class A chart appears here. Plot points are below.)

7/2/93*    8/31/93    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)



CLASS B
ONE YEAR TOTAL RETURN = 0.7%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 2.4%


(Class B chart appears here. Plot points are below.)

7/2/93*    8/31/93    8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)



CLASS Y
ONE YEAR TOTAL RETURN = 5.4%
AVERAGE ANNUAL COMPOUND
RETURN SINCE INCEPTION = 4.8%


(Class Y chart appears here. Plot points are below.)

2/28/94*   8/31/94    8/31/95    8/31/96

(Customer to fill in plot points.)


- - EVERGREEN VIRGINIA MUNICIPAL BOND FUND
_____ LEHMAN BROTHERS VIRGINIA MUNICIPAL BOND INDEX



*Commencement of class operations.
 PAST PERFORMANCE IS NOT PREDICTIVE OF FUTURE PERFORMANCE RESULTS. MUTUAL FUNDS ARE NOT OBLIGATIONS OF, OR GUARANTEED BY, ANY BANK AND ARE NOT FEDERALLY INSURED.
     For the purposes of the graphs and the accompanying tables, it has been assumed that (a) the maximum sales charge of 4.75% was deducted from the initial $10,000 investment in Class A Shares; (b) the maximum applicable contingent deferred sales charge was deducted from the value of the investment in Class B Shares, assuming full redemption on August 31, 1996; (c) all recurring fees (including investment advisory fees) were deducted; and (d) all dividends and distributions were reinvested.
     The investment adviser is currently waiving a portion of the Fund's expenses. Had expenses not been waived, returns would have been lower.
     The Index is an unmanaged index and includes the reinvestment of income, but does not reflect the payment of transaction costs and advisory fees associated with an investment in the Fund.
58

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                                AUGUST 31, 1996
(Drawing of the state of Virginia)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
  LONG-TERM MUNICIPAL SECURITIES -- 97.7%
            VIRGINIA -- 94.0%
  $ 100     Albemarle Cnty. Res. Care
            Fac. IDA,
            6.45%, 7/1/15.......................   $    97,995
    145     Albemarle Cnty. Res. Care
            Fac. IDA,
            6.625%, 7/1/21......................       141,840
    465     Brunswick Cnty. IDA
            5.65%, 7/1/09, (MBIA)...............       466,953
    390     Buena Vista,
            Wtr. & Swr. Fac. RB
            6.25%, 7/15/11......................       378,230
    250     Charlottesville Albemarle,
            Arpt. Auth. RB,
            6.125%, 12/1/13.....................       242,090
    500     Chesapeake Redev. & Hsg.
            Auth. Multi-Family Hsg. RB,
            7.75%, 6/1/20.......................       498,830
    370     Fairfax Cnty. IDA, RB,
            Health Care Inova Sys. Proj.,
            5.875%, 8/15/16.....................       367,625
    250     Fairfax Cnty. Inova Health
            Sys. Proj. IDA,
            5.25%, 8/15/19......................       231,175
    500     Fairfax Cnty. Redev. & Hsg.
            Auth. Mtg. RB,
            6.00%, 9/1/16, (FHA)................       492,565
    200     Fairfax Cnty. Redev. & Hsg.
            Auth. Multi-Family Hsg. RB,
            6.625%, 9/20/20, (GNMA).............       207,130
    700     Fairfax Cnty. Wtr. Auth. RB,
            6.00%, 4/1/22.......................       692,734
    500     Giles Cnty. IDA, RB,
            6.45%, 5/1/26.......................       503,900
    500     Hanover Cnty. IDA,
            Bon Secours Health Sys. Proj.,
            6.00%, 8/15/08, (MBIA)..............       527,520
    500     Hanover Cnty, IDA, RB,
            Mem. Regl. Med. Center Proj., (Ser.
            1995),
            6.375%, 8/15/18, (MBIA).............       534,135
    500     Henrico Cnty. IDA, RB,
            Solid Waste Browning Ferris Proj.,
            5.30%, 12/1/11......................       494,345
    400     Henrico Cnty.
            Pub. Fac. Lease IDA,
            7.00%, 8/1/13.......................       439,308
    350     Isle Wright Cnty.
            Solid Waste Disp. Facs. IDA,
            6.55%, 4/1/24.......................       362,695
PRINCIPAL
 AMOUNT
  (000)                                               VALUE
  $ 500     King George Cnty. IDA Lease
            King George Cnty. School Proj.,
            6.40%, 8/1/16.......................   $   485,740
    300     Metropolitan Washington D.C.
            Arpts. Auth. RB, (Ser. A),
            7.60%, 10/1/14......................       325,494
    500     Prince William Cnty. IDA,
            6.00%, 2/1/14.......................       496,665
    250     Prince William Cnty.
            Park Auth. RB,
            6.875%, 10/15/16....................       265,035
    300     Prince William Cnty.
            6.75%, 10/1/15......................       310,149
    400     Riverside, Regl. Jail
            Auth. Fac. RB,
            6.00%, 7/1/25, (MBIA)...............       403,768
    500     Suffolk Virginia, GO,
            5.90%, 6/1/13, (AMBAC)..............       510,925
    175     Virginia Beach, Dev.
            Auth. Hosp. Fac. RB,
            6.00%, 2/15/09, (AMBAC).............       184,590
    100     Virginia Beach, Dev.
            Auth. Hosp. Fac. RB,
            6.00%, 2/15/12, (AMBAC).............       104,521
    100     Virginia College, Bldg. Auth.
            Edl. Facs. RB,
            5.75%, 1/1/14.......................        98,057
    200     Virginia College, Bldg. Auth.
            Edl. Facs. RB,
            5.75%, 4/1/14.......................       192,710
    100     Virginia St. Hsg. Dev. Auth.
            Commonwealth Mtg. RB, (Ser. A),
            6.95%, 1/1/10.......................       103,215
    100     Virginia St. Hsg. Dev. Auth.
            Commonwealth Mtg. RB, (Ser. A),
            7.10%, 1/1/17.......................       105,470
    300     Virginia St. Hsg. Dev. Auth.
            RB, (Ser. D),
            6.10%, 1/1/19.......................       299,970
    300     Virginia St. Hsg. Dev. Auth.
            RB, (Ser. F),
            6.25%, 7/1/12.......................       302,877
    255     Virginia St. Hsg. Dev. Auth.
            RB Multi-Family Hsg. (Ser. K),
            5.90%, 5/1/11.......................       254,727
    300     Virginia St. Multi-Family
            Hsg. RB, (Ser. H),
            6.35%, 11/1/11......................       306,501

                                                                              59

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                                AUGUST 31, 1996
(Drawing of the state of Virginia)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
           VIRGINIA -- CONTINUED
  $ 300     Virginia St. Pub. School
            Auth. RB, (Ser. A),
            6.20%, 8/1/13.......................   $   312,150
    100     Virginia St. Pub. School
            Auth. RB, (Ser. B),
            6.50%, 8/1/15.......................       105,759
    200     Virginia St. Res. Auth. Wtr.
            & Swr. Sys. RB
            5.25%, 10/1/14......................       188,622
    300     West Point Solid Waste Disp.
            IDA, (Ser. B),
            6.25%, 3/1/19.......................       298,028
                                                    12,334,043
            PUERTO RICO -- 3.7%
    300     Puerto Rico Commonwealth GO,
            6.25%, 7/1/13, (MBIA)...............       322,755
    150     Puerto Rico Commonwealth GO,
            6.45%, 7/1/17.......................       157,790
                                                       480,545
            TOTAL LONG-TERM MUNICIPAL SECURITIES
            (COST $12,609,510)..................    12,814,588
 SHARES                                               VALUE
MUTUAL FUND SHARES -- 4.4%
   486,000   Lehman Municipal Money Market
             Fund...............................   $   486,000
   100,000   Lehman Tax Free Money Market
             Fund...............................       100,000
             TOTAL MUTUAL FUND SHARES
             (COST $586,000)....................       586,000
            TOTAL INVESTMENTS
            (COST $13,195,510)............. 102.1%  13,400,588
            OTHER ASSETS AND
            LIABILITIES -- NET.............  (2.1)    (279,261)
            NET ASSETS --.................. 100.0% $13,121,327

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
FHA -- Insured by Federal Housing Authority
GNMA -- Insured by Government National Mortgage
Association
GO -- General Obligations Bond
IDA -- Industrial Development Authority
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
60

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                                AUGUST 31, 1996
(Drawing of the state of Virginia)

ASSETS:
   Investments at value (identified cost $13,195,510).............................................................  $13,400,588
   Cash...........................................................................................................          553
   Interest receivable............................................................................................      176,701
   Receivable for securities sold.................................................................................      149,192
   Receivable for Fund shares sold................................................................................        5,478
   Prepaid expenses...............................................................................................        7,291
         Total assets.............................................................................................   13,739,803
LIABILITIES:
   Payable for securities purchased...............................................................................      448,752
   Accrued expenses...............................................................................................      137,942
   Dividends payable..............................................................................................       21,587
   Distribution fee payable.......................................................................................        8,482
   Payable for Fund shares redeemed...............................................................................        1,713
         Total liabilities........................................................................................      618,476
NET ASSETS........................................................................................................  $13,121,327
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $13,290,721
   Undistributed net investment income............................................................................        1,382
   Accumulated net realized loss on investment transactions.......................................................     (375,854)
   Net unrealized appreciation of investments.....................................................................      205,078
         Net assets...............................................................................................  $13,121,327
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($2,892,094 (division sign) 298,718 shares of beneficial interest outstanding)..................  $      9.68
   Sales charge -- 4.75% of offering price........................................................................          .48
         Maximum offering price...................................................................................  $     10.16
   Class B Shares ($5,963,332 (division sign) 615,947 shares of beneficial interest outstanding)..................  $      9.68
   Class Y Shares ($4,265,901 (division sign) 440,615 shares of beneficial interest outstanding)..................  $      9.68

See accompanying notes to financial statements.
                                                                              61

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                           YEAR ENDED AUGUST 31, 1996
(Drawing of the state of Virginia)

INVESTMENT INCOME:
   Interest.............................................................................................             $592,490
EXPENSES:
   Advisory fee.........................................................................................  $ 51,952
   Administrative personnel and service fees............................................................     5,136
   Distribution fee -- Class A Shares...................................................................     6,048
   Distribution fee -- Class B Shares...................................................................    43,430
   Shareholder services fee -- Class B Shares...........................................................    14,476
   Registration and filing fees.........................................................................    71,759
   Transfer agent fee...................................................................................    61,548
   Custodian fee........................................................................................    61,305
   Professional fees....................................................................................    35,558
   Reports and notices to shareholders..................................................................    24,425
   Trustees' fees and expenses..........................................................................       802
   Insurance expense....................................................................................       762
   Miscellaneous........................................................................................    18,628
                                                                                                           395,829
   Less: Fee waivers and expense reimbursements.........................................................  (261,619)
         Net expenses...................................................................................              134,210
Net investment income...................................................................................              458,280
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on investment transactions.........................................................              (98,854)
   Net change in unrealized appreciation of investments.................................................               47,564
Net loss on investments.................................................................................              (51,290)
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS....................................................             $406,990

See accompanying notes to financial statements.
62

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Drawing of the state of Virginia)

                                                                                                                 EIGHT MONTHS
                                                                                                   YEAR ENDED       ENDED
                                                                                                   AUGUST 31,     AUGUST 31,
                                                                                                      1996           1995
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income.........................................................................  $   458,280    $  218,052
   Net realized loss on investment transactions..................................................      (98,854)      (13,951)
   Net change in unrealized appreciation of investments..........................................       47,564       567,181
      Net increase in net assets resulting from operations.......................................      406,990       771,282
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares................................................................................     (117,625)      (64,808)
   Class B Shares................................................................................     (238,415)     (133,946)
   Class Y Shares................................................................................     (105,354)      (19,298)
      Total distributions to shareholders........................................................     (461,394)     (218,052)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold.....................................................................    6,625,000     2,276,843
   Proceeds from reinvestment of distributions...................................................      309,870       172,095
   Payment for shares redeemed...................................................................   (1,791,146)     (737,002)
         Net increase resulting from Fund share transactions.....................................    5,143,724     1,711,936
         Net increase in net assets..............................................................    5,089,320     2,265,166
NET ASSETS:
   Beginning of period...........................................................................    8,032,007     5,766,841
   End of period (includes undistributed net investment income of $1,382 and $4,496,
     respectively................................................................................  $13,121,327    $8,032,007

See accompanying notes to financial statements.
                                                                              63

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Drawing of the state of Virginia)

                                                                                                 CLASS A SHARES
                                                                                                 EIGHT MONTHS
                                                                                    YEAR ENDED      ENDED        YEAR ENDED
                                                                                    AUGUST 31,    AUGUST 31,    DECEMBER 31,
                                                                                       1996         1995#           1994
PER SHARE DATA:
Net asset value, beginning of period..............................................     $9.67          $8.85         $10.19
Income (loss) from investment operations:
  Net investment income...........................................................        .48           .33            .47
  Net realized and unrealized gain (loss) on investments..........................        .01           .82          (1.34)
    Total from investment operations..............................................        .49          1.15           (.87)
Less distributions to shareholders from net investment income.....................       (.48)         (.33)          (.47)
Net asset value, end of period....................................................      $9.68         $9.67          $8.85
TOTAL RETURN+.....................................................................       5.1%         13.1%          (8.6%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).........................................     $2,892        $1,983         $1,606
Ratios to average net assets:
  Expenses**......................................................................       .93%          .72%++         .53%
  Net investment income**.........................................................      4.83%         5.17%++        5.11%
Portfolio turnover rate...........................................................        68%           87%            59%

                                                                                       1993*
                                                                                      THROUGH
                                                                                    DECEMBER 31,
                                                                                        1993
PER SHARE DATA:
Net asset value, beginning of period..............................................      $10.00
Income (loss) from investment operations:
  Net investment income...........................................................         .20
  Net realized and unrealized gain (loss) on investments..........................         .19
    Total from investment operations..............................................         .39
Less distributions to shareholders from net investment income.....................        (.20)
Net asset value, end of period....................................................      $10.19
TOTAL RETURN+.....................................................................        3.9%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).........................................      $1,306
Ratios to average net assets:
  Expenses**......................................................................        .25%++
  Net investment income**.........................................................       4.64%++
Portfolio turnover rate...........................................................          0%
                                                                                      JULY 2,

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                            CLASS A SHARES
                                                                                                                   JULY 2,
                                                                                     EIGHT MONTHS                   1993*
                                                                         YEAR ENDED     ENDED       YEAR ENDED     THROUGH
                                                                         AUGUST 31,   AUGUST 31,   DECEMBER 31,  DECEMBER 31,
                                                                            1996        1995#          1994          1993
Expenses................................................................    3.47%        3.83%         5.14%          7.75%
Net investment income (loss)............................................    2.29%        2.06%          .50%         (2.86%)

See accompanying notes to financial statements.
64

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of Virginia)

                                                                                                 CLASS B SHARES
                                                                                                 EIGHT MONTHS       YEAR
                                                                                    YEAR ENDED      ENDED          ENDED
                                                                                    AUGUST 31,    AUGUST 31,    DECEMBER 31,
                                                                                       1996         1995#           1994
PER SHARE DATA:
Net asset value, beginning of period..............................................     $9.67          $8.85         $10.19
Income (loss) from investment operations:
  Net investment income...........................................................        .41           .28            .42
  Net realized and unrealized gain (loss) on investments..........................        .01           .82          (1.34)
    Total from investment operations..............................................        .42          1.10           (.92)
Less distributions to shareholders from net investment income.....................       (.41)         (.28)          (.42)
Net asset value, end of period....................................................      $9.68         $9.67          $8.85
TOTAL RETURN+.....................................................................       4.3%         12.5%          (9.1%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).........................................     $5,963        $5,083         $3,817
Ratios to average net assets:
  Expenses**......................................................................      1.68%         1.47%++        1.12%
  Net investment income**.........................................................      4.09%         4.42%++        4.54%
Portfolio turnover rate...........................................................        68%           87%            59%

                                                                                       1993*
                                                                                      THROUGH
                                                                                    DECEMBER 31,
                                                                                        1993
PER SHARE DATA:
Net asset value, beginning of period..............................................      $10.00
Income (loss) from investment operations:
  Net investment income...........................................................         .17
  Net realized and unrealized gain (loss) on investments..........................         .19
    Total from investment operations..............................................         .36
Less distributions to shareholders from net investment income.....................        (.17)
Net asset value, end of period....................................................      $10.19
TOTAL RETURN+.....................................................................        3.7%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).........................................      $2,235
Ratios to average net assets:
  Expenses**......................................................................        .75%++
  Net investment income**.........................................................       4.25%++
Portfolio turnover rate...........................................................          0%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                            CLASS B SHARES
                                                                                                                   JULY 2,
                                                                                     EIGHT MONTHS      YEAR         1993*
                                                                         YEAR ENDED     ENDED         ENDED        THROUGH
                                                                         AUGUST 31,   AUGUST 31,   DECEMBER 31,  DECEMBER 31,
                                                                            1996        1995#          1994          1993
Expenses................................................................    4.23%        4.58%         5.73%         8.25%
Net investment income (loss)............................................    1.54%        1.31%         (.07%)       (3.25%)

See accompanying notes to financial statements.
                                                                              65

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Drawing of the state of Virginia)

                                                                                                      CLASS Y SHARES
                                                                                                              EIGHT MONTHS
                                                                                                 YEAR ENDED      ENDED
                                                                                                 AUGUST 31,    AUGUST 31,
                                                                                                    1996         1995#
PER SHARE DATA:
Net asset value, beginning of period...........................................................      $9.67        $8.85
Income (loss) from investment operations:
  Net investment income........................................................................        .50           .34
  Net realized and unrealized gain (loss) on investments.......................................        .01           .82
    Total from investment operations...........................................................        .51          1.16
Less distributions to shareholders from net investment income..................................       (.50)         (.34)
Net asset value, end of period.................................................................      $9.68         $9.67
TOTAL RETURN+..................................................................................       5.4%         13.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)......................................................     $4,266          $965
Ratios to average net assets:
  Expenses**...................................................................................       .70%          .47%++
  Net investment income**......................................................................      5.05%         5.42%++
Portfolio turnover rate........................................................................        68%           87%

                                                                                                 FEBRUARY 28,
                                                                                                    1994*
                                                                                                   THROUGH
                                                                                                 DECEMBER 31,
                                                                                                     1994
PER SHARE DATA:
Net asset value, beginning of period...........................................................      $9.83
Income (loss) from investment operations:
  Net investment income........................................................................        .41
  Net realized and unrealized gain (loss) on investments.......................................       (.98)
    Total from investment operations...........................................................       (.57)
Less distributions to shareholders from net investment income..................................       (.41)
Net asset value, end of period.................................................................      $8.85
TOTAL RETURN+..................................................................................      (5.8%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)......................................................       $344
Ratios to average net assets:
  Expenses**...................................................................................       .28%++
  Net investment income**......................................................................      5.54%++
Portfolio turnover rate........................................................................        59%


#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                                 CLASS Y SHARES
                                                                                                               FEBRUARY 28,
                                                                                                 EIGHT MONTHS      1994*
                                                                                     YEAR ENDED     ENDED         THROUGH
                                                                                     AUGUST 31,   AUGUST 31,   DECEMBER 31,
                                                                                        1996        1995#          1994
Expenses............................................................................    3.24%        3.58%         4.89%
Net investment income...............................................................    2.51%        2.31%          .93%

See accompanying notes to financial statements.
66

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

     The Evergreen State Tax-Free Funds (the "Funds") are separate series of Evergreen Investment Trust except for Evergreen Florida High Income Municipal Bond Fund, which is a series of Evergreen Municipal Trust, both open-end management companies registered under the Investment Company Act of 1940, as amended (the "Act"). The Evergreen State Tax-Free Funds included herein consist of Evergreen Florida Municipal Bond Fund ("Florida"), Evergreen Florida High Income Municipal Bond Fund ("Florida High Income"), Evergreen Georgia Municipal Bond Fund ("Georgia"), Evergreen New Jersey Tax Free Income Fund ("New Jersey"), Evergreen North Carolina Municipal Bond Fund ("North Carolina"), Evergreen South Carolina Municipal Bond Fund ("South Carolina") and Evergreen Virginia Municipal Bond Fund ("Virginia"), known collectively as the Funds.

     The investment objective of Florida, Georgia, New Jersey, North Carolina, South Carolina and Virginia is to seek current income exempt from federal income tax and where applicable, state income taxes, consistent with the preservation of capital. Florida High Income seeks to provide a high level of current income which is exempt from federal income tax.

     Effective January 1, 1996, First Union Corporation, the corporate parent of First Union National Bank of North Carolina ("First Union"), the Funds' current investment adviser, consummated a merger (the "Bank Merger") with First Fidelity Bancorporation, the corporate parent of First Fidelity Bank, N.A. ("FFB"), New Jersey's prior investment adviser. Effective January 19, 1996, each of the funds in FFB Funds Trust, an open-end management company registered under the Act, including the FFB New Jersey Tax-Free Income Fund (the "FFB Fund"), joined the Evergreen Funds (the "Fund Combinations"). The FFB Fund was renamed Evergreen New Jersey Tax Free Income Fund. Shares of the FFB Fund were redesignated the New Jersey's Class A Shares. New Jersey subsequently changed its fiscal year end to August 31.

     ACQUISITION INFORMATION -- Effective June 30, 1995, Florida acquired substantially all of the net assets of ABT Florida Tax-Free Fund ("ABT Florida's net assets") through the issuance of 15,518,259 of its Class A shares in exchange for ABT Florida's net assets valued at $150,061,560. The aggregate net assets immediately after the acquisition was $188,106,883. The acquired net assets, in this non-taxable transaction, consisted primarily of portfolio securities with unrealized appreciation of $8,245,724. ABT Florida Tax-Free Fund's fiscal year ended April 30. Since both Florida and ABT Florida Tax-Free Fund were similar funds, and ABT Florida Tax-Free Fund contributed the majority of the net assets and shareholders, its basis of accounting for assets and liabilities and its operating results for prior periods have been carried forward as the accounting survivor.

     Effective June 30, 1995, Florida High Income, a new series of the Evergreen Municipal Trust formed for the purpose of acquiring substantially all of ABT Florida High Income Municipal Bond Fund's net assets ("ABT's net assets"), issued 5,728,125 of its Class A shares at $10.30 per share in exchange for ABT's net assets valued at $59,053,062. The acquired net assets, in this nontaxable transaction, primarily consisted of portfolio securities with an identified cost basis of $58,111,824 and unrealized appreciation of $367,404. ABT Florida High Income Municipal Bond Fund's fiscal year ended April 30. Because ABT Florida High Income Municipal Bond Fund contributed substantially all of Florida High Income's net assets and shareholders, its basis of accounting for assets and liabilities and its operating results for prior periods are carried forward as the accounting survivor.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with generally accepted accounting principles.

     SECURITY VALUATIONS -- Municipal bonds are valued by an independent pricing service taking into consideration yield, liquidity, risk, credit quality, coupon, maturity, type of issue and any other factors or market data it deems relevant in determining valuations for normal institutional size trading units of debt securities which it believes to reflect the current

                     COMBINED NOTES TO FINANCIAL STATEMENTS
value of securities. The independent pricing service does not rely exclusively on quoted prices. Short-term securities purchased with remaining maturities of sixty days or less are stated at amortized cost which approximates market value.

     SECURITY TRANSACTIONS -- Security transactions are accounted for on the date purchased or sold. Net realized gains or losses are determined on the identified cost basis.

     INVESTMENT INCOME AND EXPENSES -- Interest income and expenses are accrued daily. Premiums and discounts paid on securities are amortized or accreted into interest income.

     WHEN ISSUED AND DELAYED DELIVERY TRANSACTIONS -- The Funds record when-issued or delayed delivery transactions on the trade date and maintain security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked to market daily and begin earning interest on the settlement date.

     DISTRIBUTIONS TO SHAREHOLDERS -- Distributions from net investment income are declared daily and paid monthly. Distributions from net realized capital gains on investments, if any, will be distributed at least annually. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from the amounts available for distribution under generally accepted accounting principles. To the extent these differences are permanent in nature, such amounts are reclassified within the components of net assets.

     INCOME TAXES -- It is each Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable and other net income to its shareholders. Accordingly, no provisions for Federal income or excise taxes are necessary. To the extent that realized net capital gains can be offset by capital loss carryforwards, it is each Fund's policy not to distribute such gains.

     At August 31, 1996, the Funds had capital loss carryforwards as follows:

                                             EXPIRATION
                                     2002         2003       2004
Florida High Income               $  723,137    $634,610    $64,454
Georgia                              683,766          --         --
New Jersey                           266,381     134,802         --
North Carolina                     3,812,121          --         --
Virginia                             258,553          --     30,043

     Capital losses incurred after October 31, within each Fund's fiscal year, are deemed to arise on the first business day of the following fiscal year. The Fund's incurred and have selected to defer the following capital losses at August 31, 1996:

Florida High Income                  $ 2,682
South Carolina                         7,144
Virginia                              87,258

     ALLOCATION OF EXPENSES -- Expenses specifically identifiable to a class of shares or a specific fund are charged to that class or fund. Expenses common to a Trust as a whole are allocated to the funds in that Trust. Net investment income (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

     DEFERRED ORGANIZATION EXPENSES -- The expenses of Florida High Income incurred in connection with its organization are being deferred and amortized over a period of benefit not to exceed 60 months from June 30, 1995.

                     COMBINED NOTES TO FINANCIAL STATEMENTS

     USE OF ESTIMATES -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

NOTE 3 -- INVESTMENT ADVISORY AGREEMENT AND OTHER TRANSACTIONS WITH AFFILIATES

     First Union is each Fund's investment adviser and accordingly is entitled to an annual fee as a percentage of each Fund's average daily net assets. Florida's, Georgia's, North Carolina's, South Carolina's and Virginia's investment advisory fee is .50 of 1% of average daily net assets. Florida High Income's annual fee is .60 of 1% of average daily net assets. New Jersey's annual fee is based on the following schedule:

ADVISORY FEE               AVERAGE DAILY NET ASSETS
   0.500%                  on the first $500 million
   0.450%                  on the next $500 million
   0.400%                  on the next $500 million
   0.350%                  in excess of $1.5 billion

     First Union voluntarily waived the advisory fee and reimbursed expenses for the period end August 31, 1996 as described below:

                                  ADVISORY FEE             EXPENSE
                                    WAIVERS             REIMBURSEMENTS
Florida High Income                 $238,564               $      0
Florida                              321,496                152,334
Georgia                               63,102                176,832
New Jersey                           107,212                 47,673
North Carolina                       164,001                      0
South Carolina                        40,781                213,820
Virginia                              51,952                209,667

     First Union may discontinue these voluntary waivers and reimbursements at any time.

     ADMINISTRATION AGREEMENT -- Evergreen Asset Management Corp. ("Evergreen Asset"), a wholly owned subsidiary of First Union, is the Funds' Administrator and Furman Selz LLC ("Furman Selz") is the sub-administrator. Officers of Furman Selz are officers of the Funds. Evergreen Asset's and Furman Selz' fees are based on the average daily net assets of all the funds administered by Evergreen Asset for which First Union or Evergreen Asset is also investment adviser. These fees are calculated at the following annual rates:

  ADMINISTRATION FEE                 AVERAGE DAILY NET ASSETS
        0.050%                        on the first $7 billion
        0.035%                        on the next $3 billion
        0.030%                        on the next $5 billion
        0.020%                        on the next $10 billion
        0.015%                        on the next $5 billion
        0.010%                        in excess of $30 billion

SUB-ADMINISTRATION FEE               AVERAGE DAILY NET ASSETS
        0.0100%                       on the first $7 billion
        0.0075%                       on the next $3 billion
        0.0050%                       on the next $15 billion
        0.0040%                       in excess of $25 billion

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 3 -- INVESTMENT ADVISORY AGREEMENT AND OTHER TRANSACTIONS WITH
AFFILIATES -- continued
     At August 31, 1996, assets for which Evergreen Asset was the administrator for which either Evergreen Asset or First Union was investment adviser totaled approximately $15.7 billion.

     For the Funds listed below, Evergreen Asset waived the following amounts of its administration fee for the period ended August 31, 1996:

Georgia                                     $3,139
New Jersey                                   9,181
South Carolina                               3,441
Virginia                                     4,333

     PLANS OF DISTRIBUTION -- The Funds have adopted for their Class A shares and Class B Shares, Distribution Plans (the "Plans") pursuant to Rule 12b-1 under the Act. Under the terms of the Plans, the Funds may incur distribution-related and shareholder servicing expenses which may not exceed an annual fee of .75 of 1% for Class A and Class B Shares. For each of the Funds except Florida and New Jersey, the payments for Class A were voluntarily limited to an annual fee of .25 of 1% of average daily net assets. For the period ended August 31, 1996, Rule 12b-1 fees, net of reimbursement, charged to Florida and New Jersey were approximately an annual fee of .07 and .02 of 1%, respectively, of average daily net assets. The Funds have entered into distribution agreements with Evergreen Funds Distributor ("EFD"), a subsidiary of Furman Selz, whereby they will compensate EFD for its services at a rate which may not exceed an annual fee of .25 of 1% of Class A average daily net assets and an annual fee of
 .75 of 1% of Class B average daily net assets.

     The Funds have entered into a Shareholder Services Agreement with First Union Brokerage Services ("FUBS"), an affiliate of First Union, whereby they will compensate FUBS up to an annual fee of .25 of 1% for certain services provided to shareholders and/or maintenance of shareholder accounts relating to each of the Fund's Class B Shares.

     ORGANIZATIONAL EXPENSES -- Organizational expenses of Florida, Georgia, North Carolina, South Carolina and Virginia were initially borne by the Funds' prior administrator. These Funds agreed to reimburse such expenses during the five-year period following each Funds' commencement of operations. As a result of a change in the administration agreement, First Union purchased the remaining unreimbursed organizational expenses from the prior administrator. As of, and for the year end August 31, 1996, the Funds paid and have a remaining liability to First Union as follows:

                                                  REMAINING
                                      PAYMENTS    LIABILITY
Florida                               $ 4,754      $21,394
Georgia                                 4,291       19,311
North Carolina                         16,992       26,702
South Carolina                         11,425       57,124
Virginia                                4,101       18,455

     SALES CHARGES -- EFD has advised the Funds that it has retained the following amounts from front-end sales charges resulting from sales of Class A Shares during the period ended August 31, 1996:

Florida High Income                         $29,467
Florida                                       5,996
Georgia                                         875
New Jersey                                    2,316
North Carolina                                  154
South Carolina                                2,228
Virginia                                      2,033

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 4 -- SHARES OF BENEFICIAL INTEREST

     Each of the Funds has an unlimited number of $0.0001 par shares authorized. Each of the Funds' shares are divided into classes which are designated Class A, Class B and Class Y Shares. Class Y Shares are available only to investment advisory clients of First Union and its affiliates, certain institutional investors or Class Y shareholders of record of certain other funds managed by First Union and its affiliates as of December 30, 1994. The classes have identical voting, dividend, liquidation and other rights, except that Class A and Class B Shares bear distribution expenses (see Note 3) and have exclusive voting rights with respect to their distribution plans.

     Transactions in shares of beneficial interest were as follows:

                                                                       YEAR ENDED                    FOUR MONTHS ENDED
                                                                    AUGUST 31, 1996                   AUGUST 31, 1995
                                                                SHARES           AMOUNT           SHARES          DOLLARS
FLORIDA HIGH INCOME
CLASS A
Shares sold................................................    3,124,792      $ 32,820,683         730,828      $  7,497,799
Shares issued on reinvestment of distributions.............      141,897         1,492,720          29,262           301,952
Shares redeemed............................................   (1,673,161)      (17,673,622)     (1,434,175)      (14,852,986)
Net increase (decrease)....................................    1,593,528        16,639,781        (674,085)       (7,053,235)

CLASS B*
Shares sold................................................    1,606,756        16,929,901         301,146         3,102,089
Shares issued on reinvestment of distributions.............       29,466           309,488             505             5,248
Shares redeemed............................................      (93,856)         (985,765)             --                --
Net increase...............................................    1,542,366        16,253,624         301,651         3,107,337

CLASS Y**
Shares sold................................................      203,571         2,137,099              10               101
Shares issued on reinvestment of distributions.............        1,303            13,721              --                --
Shares redeemed............................................      (15,879)         (167,279)             --                --
Net increase...............................................      188,995         1,983,541              10               101
Total net increase (decrease) resulting from Fund share
  transactions.............................................    3,324,889      $ 34,876,946        (372,424)     ($ 3,945,797)

 *For Class B shares, the Fund share transaction activity is for the period July
  10, 1995 (commencement of operations) through August 31, 1995.

**For Class Y shares, the Fund share transaction activity is for the period
  September 20, 1995 (commencement of operations) through August 31, 1996. For the four months ended August 31, 1995, the Fund share transaction activity reflects the initial purchase of 10 shares.

                     COMBINED NOTES TO FINANCIAL STATEMENTS

                                                                             YEAR ENDED                FOUR MONTHS ENDED
                                                                          AUGUST 31, 1996               AUGUST 31, 1995*
                                                                       SHARES         AMOUNT         SHARES         AMOUNT
FLORIDA
CLASS A
Shares sold.......................................................      647,176    $  6,349,216       148,921    $  1,551,451
Shares issued in acquisition of First Union Florida Municipal Bond
  Portfolio.......................................................           --              --       876,413       8,475,749
Shares issued on reinvestment of distributions....................      198,575       1,954,093       136,011       1,447,315
Shares redeemed...................................................   (2,919,201)    (28,758,982)   (4,679,881)    (45,809,078)
Net decrease......................................................   (2,073,450)    (20,455,673)   (3,518,536)    (34,334,563)
CLASS B
Shares sold.......................................................      720,789       7,109,005       179,340       1,737,203
Shares issued in acquisition of First Union Florida Municipal Bond
  Portfolio.......................................................           --              --     2,722,202      26,328,175
Shares issued on reinvestment of distributions....................       67,958         668,617        15,662         151,941
Shares redeemed...................................................     (621,849)     (6,110,433)     (109,102)     (1,054,568)
Net increase......................................................      166,898       1,667,189     2,808,102      27,162,751
CLASS Y
Shares sold.......................................................    1,061,203      10,399,454        97,604         938,937
Shares issued in acquisition of First Union Florida Municipal Bond
  Portfolio.......................................................           --              --       335,151       3,241,399
Shares issued on reinvestment of distributions....................        5,711          56,106           591           5,727
Shares redeemed...................................................     (172,594)     (1,701,590)      (63,509)       (610,195)
Net increase......................................................      894,320       8,753,970       369,837       3,575,868
Total net decrease resulting from Fund share transactions.........   (1,012,232)   ($10,034,514)     (340,597)   ($ 3,595,944)

*For Class B and Y shares, the Fund share transaction activity is for the period
 June 30, 1995 (commencement of class operations) through August 31, 1995.

                                                                               YEAR ENDED               EIGHT MONTHS ENDED
                                                                             AUGUST 31, 1996              AUGUST 31, 1995
                                                                         SHARES         AMOUNT        SHARES         DOLLARS
GEORGIA
CLASS A
Shares sold..........................................................     37,924      $   365,163      76,707      $   721,680
Shares issued on reinvestment of distributions.......................      7,779           75,126       4,524           42,316
Shares redeemed......................................................    (63,160)        (605,087)    (18,364)        (172,931)
Net increase (decrease)..............................................    (17,457)        (164,798)     62,867          591,065
CLASS B
Shares sold..........................................................    268,620        2,600,226     128,136        1,196,824
Shares issued on reinvestment of distributions.......................     26,313          253,826      17,586          164,250
Shares redeemed......................................................   (122,257)      (1,183,493)   (140,930)      (1,336,278)
Net increase.........................................................    172,676        1,670,559       4,792           24,796
CLASS Y
Shares sold..........................................................    280,783        2,686,240     108,389        1,023,100
Shares issued on reinvestment of distributions.......................      3,963           38,022         647            6,066
Shares redeemed......................................................   (256,913)      (2,444,107)       (244)          (2,297)
Net increase.........................................................     27,833          280,155     108,792        1,026,869
Total net increase resulting from Fund share transactions............    183,052      $ 1,785,916     176,451      $ 1,642,730

                     COMBINED NOTES TO FINANCIAL STATEMENTS

                                                                              SIX-MONTHS ENDED               YEAR ENDED
                                                                              AUGUST 31, 1996            FEBRUARY 29, 1996*
                                                                           SHARES        AMOUNT        SHARES        DOLLARS
NEW JERSEY
CLASS A
Shares sold............................................................    124,249    $  1,339,667    1,008,145    $ 10,858,775
Shares issued on reinvestment of distributions.........................     42,586         457,685       88,801         958,593
Shares redeemed........................................................   (949,514)    (10,244,991)    (614,448)     (6,620,815)
Net increase (decrease)................................................   (782,679)     (8,447,639)     482,498       5,196,553
CLASS B
Shares sold............................................................    234,035       2,509,436       16,868         187,450
Shares issued on reinvestment of distributions.........................      2,234          24,017           33             364
Shares redeemed........................................................     (1,239)        (13,260)          --              --
Net increase...........................................................    235,030       2,520,193       16,901         187,814
CLASS Y
Shares sold............................................................    864,470       9,318,727        1,664          18,542
Shares issued on reinvestment of distributions.........................      3,838          41,210            5              56
Shares redeemed........................................................    (26,045)       (280,780)          --              --
Net increase...........................................................    842,263       9,079,157        1,669          18,598
Total net increase resulting from Fund share transactions..............    294,614    $  3,151,711      501,068    $  5,402,965

*For Class B shares, the Fund share transaction is for the period January 30, 1996 (commencement of operations) through February 29, 1996. For Class Y shares, the Fund share transaction is for the period February 8, 1996 (commencement of operations) through February 29, 1996.

                                                                                 YEAR ENDED              EIGHT MONTHS ENDED
                                                                              AUGUST 31, 1996              AUGUST 31, 1995
                                                                           SHARES        AMOUNT        SHARES        DOLLARS

NORTH CAROLINA
CLASS A
Shares sold............................................................    118,007    $  1,198,058      125,332    $  1,232,452
Shares issued on reinvestment of distributions.........................     27,147         275,346       19,270         189,699
Shares redeemed........................................................   (176,511)     (1,780,168)    (183,513)     (1,800,044)
Net increase (decrease)................................................    (31,357)       (306,764)     (38,911)       (377,893)

CLASS B
Shares sold............................................................    635,229       6,447,862      521,981       5,146,189
Shares issued on reinvestment of distributions.........................    144,603       1,466,473      101,358         997,747
Shares redeemed........................................................   (759,219)     (7,700,019)    (565,861)     (5,555,413)
Net increase...........................................................     20,613         214,316       57,478         588,523

CLASS Y
Shares sold............................................................    327,111       3,318,310       45,992         453,471
Shares issued on reinvestment of distributions.........................      1,016          10,257          448           4,415
Shares redeemed........................................................    (51,457)       (522,912)     (15,523)       (152,131)
Net increase...........................................................    276,670       2,805,655       30,917         305,755
Total net increase resulting from Fund share transactions..............    265,926    $  2,713,207       49,484    $    516,385

                     COMBINED NOTES TO FINANCIAL STATEMENTS

                                                                                 YEAR ENDED             EIGHT MONTHS ENDED
                                                                               AUGUST 31, 1996            AUGUST 31, 1995
                                                                           SHARES         AMOUNT      SHARES         AMOUNT
SOUTH CAROLINA
CLASS A
Shares sold.............................................................    31,170      $  305,932     28,494      $  267,216
Shares issued on reinvestment of distributions..........................     1,829          17,842        754           7,119
Shares redeemed.........................................................    (9,800)        (95,582)    (1,851)        (17,235)
Net increase............................................................    23,199         228,192     27,397         257,100

CLASS B
Shares sold.............................................................   109,335       1,062,828    100,143         941,168
Shares issued on reinvestment of distributions..........................    12,969         126,461      7,356          69,043
Shares redeemed.........................................................   (49,850)       (485,446)   (22,831)       (214,174)
Net increase............................................................    72,454         703,843     84,668         796,037

CLASS Y
Shares sold.............................................................   349,743       3,411,415    173,778       1,645,544
Shares issued on reinvestment of distributions..........................    10,998         107,081        745           7,094
Shares redeemed.........................................................   (65,167)       (627,612)   (10,674)       (100,744)
Net increase............................................................   295,574       2,890,884    163,849       1,551,894
Total net increase resulting from Fund share transactions...............   391,227      $3,822,919    275,914      $2,605,031

                                                                                 YEAR ENDED             EIGHT MONTHS ENDED
                                                                               AUGUST 31, 1996            AUGUST 31, 1995
                                                                           SHARES         AMOUNT      SHARES         AMOUNT

VIRGINIA
CLASS A
Shares sold.............................................................   105,025      $1,032,730     48,742      $  465,071
Shares issued on reinvestment of distributions..........................    10,186          99,877      5,890          56,155
Shares redeemed.........................................................   (21,674)       (211,176)   (30,945)       (295,864)
Net increase............................................................    93,537         921,431     23,687         225,362

CLASS B
Shares sold.............................................................   145,062       1,427,003    105,642       1,013,607
Shares issued on reinvestment of distributions..........................    19,108         187,592     11,096         105,855
Shares redeemed.........................................................   (74,064)       (721,093)   (22,448)       (212,617)
Net increase............................................................    90,106         893,502     94,290         906,845

CLASS Y
Shares sold.............................................................   425,577       4,165,267     83,741         798,165
Shares issued on reinvestment of distributions..........................     2,286          22,401      1,057          10,084
Shares redeemed.........................................................   (87,094)       (858,877)   (23,858)       (228,520)
Net increase............................................................   340,769       3,328,791     60,940         579,729
Total net increase resulting from Fund share transactions...............   524,412      $5,143,724    178,917      $1,711,936

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 5 -- INVESTMENT TRANSACTIONS

     The cost of purchases and proceeds from sales of investments, excluding short-term securities for the period ended August 31, 1996 were as follows:

                                                             PURCHASES            SALES
Florida High Income......................................   $67,704,133        $32,652,951
Florida..................................................    46,368,105         57,651,332
Georgia..................................................     4,459,364          2,618,439
New Jersey...............................................     3,582,124             15,000
North Carolina...........................................    53,236,380         51,769,071
South Carolina...........................................     6,660,242          2,935,667
Virginia.................................................    11,224,250          6,105,707

     On August 31, 1996, the aggregate cost of investments for federal tax purposes was the same as for financial reporting purposes. The composition of unrealized appreciation and depreciation of investment securities was as follows:

                                       APPRECIATION        DEPRECIATION           NET
Florida High Income.................    $1,468,023           $504,533          $  963,490
Florida.............................     7,337,598            481,845           6,855,753
Georgia.............................       481,737              4,566             477,171
New Jersey..........................     1,403,155            361,061           1,042,094
North Carolina......................     1,683,434            160,622           1,522,812
South Carolina......................       185,255             55,110             130,145
Virginia............................       236,589             31,511             205,078

NOTE 6 -- CONCENTRATION OF CREDIT RISK

     Since the Funds invest a substantial portion of their assets in issuers located in a single state, they may be more affected by economic and political developments in a specific state or region than would be a comparable general tax-exempt mutual fund. Certain debt obligations held by each of the Funds are entitled to the benefit of insurance, standby letters of credit or other guarantees of banks or other financial institutions.

NOTE 7 -- FINANCING AGREEMENT

     Effective July 3, 1996, a financing agreement was put in place with all of the Evergreen Funds and the custodian, State Street Bank and Trust Company (the "Bank"). Under the agreement, the Bank is providing an unsecured line of credit facility, in the aggregate amount of $100 million ($50 million committed and $50 million uncommitted), to be accessed by the Funds for temporary or emergency purposes only and is subject to each participating Fund's borrowing restrictions. Borrowings under this facility bear interest at .75% per annum above the Bank's cost of funds as set periodically by the Bank. A commitment fee of .10% per annum will be incurred on the unused portion of the committed facility which will be allocated to all participating funds. During the year ended August 31, 1996, the Funds had no borrowings outstanding.

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO THE TRUSTEES AND SHAREHOLDERS OF
  EVERGREEN FLORIDA HIGH INCOME MUNICIPAL BOND FUND

     In our opinion, the accompanying Statement of Assets and Liabilities, including the Statement of Investments, and the related Statements of Operations and of Changes in Net Assets and the Financial Highlights present fairly, in all material respects, the financial position of Evergreen Florida High Income Municipal Bond Fund (the "Fund"), one of the Evergreen Municipal Trust Portfolios, at August 31, 1996, the results of its operations for the year ended, and the changes in its net assets and the financial highlights for the year then ended and for the four month period ended August 31, 1995, in conformity with generally accepted accounting principles. These financial statements and financial highlights (hereafter referred to as "financial statements") are the responsibility of the Fund's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits, which included confirmation of securities at August 31, 1996 by correspondence with the custodian and brokers, provide a reasonable basis for the opinion expressed above. The financial highlights for each of the two years in the period ended April 30, 1995 and the financial highlights for the period June 17, 1992 (commencement of operations) through April 30, 1993 were audited by other independent accountants, whose opinion thereon, dated June 2, 1995 was unqualified.

PRICE WATERHOUSE LLP

1177 Avenue of the Americas
New York, New York
October 18, 1996

                          INDEPENDENT AUDITORS' REPORT

TO THE TRUSTEES AND SHAREHOLDERS OF
  EVERGREEN FLORIDA MUNICIPAL BOND FUND
  EVERGREEN GEORGIA MUNICIPAL BOND FUND
  EVERGREEN NEW JERSEY TAX FREE INCOME FUND
  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
  EVERGREEN VIRGINIA MUNICIPAL BOND FUND

     We have audited the accompanying statements of assets and liabilities, including the statements of investments, for the Evergreen State Tax-Free Funds listed below, as of August 31, 1996 and the related statements of operations, the changes in net assets, and the financial highlights for each of the periods listed below:

     EVERGREEN FLORIDA MUNICIPAL BOND FUND -- statement of operations for the year ended August 31, 1996, statements of changes in net assets and the financial highlights for the year ended August 31, 1996 and the four month period ended August 31, 1995. The financial highlights for each of the years or periods in the three-year period ended April 30, 1995 were audited by other auditors, whose report thereon, dated June 2, 1995 was unqualified;

     EVERGREEN GEORGIA MUNICIPAL BOND FUND -- statement of operations for the year ended August 31, 1996, statements of changes in net assets for the year ended August 31, 1996 and the eight-month period ended August 31, 1995 and the financial highlights for each of the years or periods from July 2, 1993 (commencement of operations) through August 31, 1996;

     EVERGREEN NEW JERSEY TAX FREE INCOME FUND -- statement of operations for the six-month period ended August 31, 1996, statements of changes in net assets for the six-month period ended August 31, 1996 and the year ended February 29, 1996, and the financial highlights for each of the years or periods from March 1, 1993 through August 31, 1996. The financial highlights for the year ended February 28, 1993 were audited by other auditors whose reports expressed unqualified opinions on those financial highlights;

     EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND -- statement of operations for the year ended August 31, 1996, statements of changes in net assets for the year ended August 31, 1996 and the eight-month period ended August 31, 1995 and the financial highlights for each of the years or periods from January 11, 1993 (commencement of operations) through August 31, 1996;

     EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND -- statement of operations for the year ended August 31, 1996, statements of changes in net assets for the year ended August 31, 1996 and the eight-month period ended August 31, 1995 and the financial highlights for each of the years or periods from January 3, 1994 (commencement of operations) through August 31, 1996;

     EVERGREEN VIRGINIA MUNICIPAL BOND FUND -- statement of operations for the year ended August 31, 1996, statements of changes in net assets for the year ended August 31, 1996 and the eight-month period ended August 31, 1995 and the financial highlights for each of the years or periods from July 2, 1993 (commencement of operations) through August 31, 1996.

                                      KPMG PEAT MARWICK LLP

Pittsburgh, Pennsylvania
October 16, 1996

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78

                      (This Page Left Blank Intentionally)
                                                                              79

                      (This Page Left Blank Intentionally)
80

                             TRUSTEES AND OFFICERS

                              TRUSTEES:

                              Laurence B. Ashkin*

                              Foster Bam*

                              James S. Howell, Chairman

                              Robert J. Jeffries*+

                              Gerald M. McDonnell

                              Thomas L. McVerry

                              William W. Pettit

                              Russell A. Salton, III M.D.

                              Michael S. Scofield

                              OFFICERS:

                              John J. Pileggi
                              President and Treasurer

                              Joan V. Fiore
                              Secretary

                              Sheryl Hirschfeld
                              Assistant Secretary

                              Donald E. Brostrom
                              Assistant Treasurer

                              Stephen W. St. Clair
                              Assistant Treasurer

                              * Trustees for Evergreen Florida High Income
                               Municipal Bond Fund and Evergreen New Jersey Tax
                              Free Income Fund only.

                              + Trustee Emeritus

                 FEDERAL INCOME TAX STATUS OF DIVIDENDS (UNAUDITED)
100% of the dividends distributed by Florida, Florida High Income, Georgia, New Jersey, North Carolina, South Carolina and Virginia for the year ended August 31, 1996 are exempt from federal income tax, other than alternative minimum tax. At August 31, 1996, Florida had long term capital gains of $166,845. These capital gains will be paid before August 31, 1997.

This brochure must be preceeded or accompanied by a prospectus of an Evergreen fund contained herein. The prospectus contains more complete information, including fees and expenses, and should be read carefully before investing or sending money.

                NOT    May lose value
                FDIC   No bank guarantee
                INSURED
             Evergreen Funds Distributor, Inc.
Evergreen(sm) is a Service Mark of Evergreen Asset Management Corp. Copyright 1996, Evergreen Asset Management Corp.

                                 EVERGREEN
                           STATE TAX-FREE FUNDS

         (Graphics of Florida+, Florida, Georgia, New Jersey
               North Carolina, South Carolina, Virginia)

                                 SEMIANNUAL
                                   REPORT
                              FEBRUARY 28, 1997




                          Evergreen Keystone Funds SM
                              logos appear here

                         EVERGREEN STATE TAX-FREE FUNDS
                               TABLE OF CONTENTS

                                                  Economic Overview.........................................................     1
                                                  A Report From Your Portfolio Manager -- Florida High Income
                                                  Municipal Bond Fund.......................................................     2
                                                  A Report From Your Portfolio Manager -- New Jersey Tax-Free
                                                  Income Fund...............................................................     3
                                                  A Report From Your Portfolio Managers.....................................     4
(Flordia+ logo                           FLORIDA  Statement of Investments..................................................     5
appears here)                        HIGH INCOME  Statement of Assets and Liabilities.......................................     8
                             MUNICIPAL BOND FUND  Statement of Operations...................................................     9
                                                  Statement of Changes in Net Assets........................................    10
                                                  Financial Highlights......................................................    11

(Florida logo                  FLORIDA MUNICIPAL  Statement of Investments..................................................    13
appears here)                          BOND FUND  Statement of Assets and Liabilities.......................................    16
                                                  Statement of Operations...................................................    17
                                                  Statement of Changes in Net Assets........................................    18
                                                  Financial Highlights......................................................    19

(Georgia logo                            GEORGIA  Statement of Investments..................................................    21
appears here)                     MUNICIPAL BOND  Statement of Assets and Liabilities.......................................    22
                                            FUND  Statement of Operations...................................................    23
                                                  Statement of Changes in Net Assets........................................    24
                                                  Financial Highlights......................................................    25

(New Jersey logo                      NEW JERSEY  Statement of Investments..................................................    28
appears here)                           TAX FREE  Statement of Assets and Liabilities.......................................    31
                                     INCOME FUND  Statement of Operations...................................................    32
                                                  Statement of Changes in Net Assets........................................    33
                                                  Financial Highlights......................................................    34

(North Carolina logo              NORTH CAROLINA  Statement of Investments..................................................   36
appears here)                     MUNICIPAL BOND  Statement of Assets and Liabilities.......................................   38
                                            FUND  Statement of Operations...................................................   39
                                                  Statement of Changes in Net Assets........................................   40
                                                  Financial Highlights......................................................   41

(South Carolina logo              SOUTH CAROLINA  Statement of Investments..................................................    44
appears here)                     MUNICIPAL BOND  Statement of Assets and Liabilities.......................................    46
                                            FUND  Statement of Operations...................................................    47
                                                  Statement of Changes in Net Assets........................................    48
                                                  Financial Highlights......................................................    49

(Virginia logo                          VIRGINIA  Statement of Investments..................................................    51
appears here)                     MUNICIPAL BOND  Statement of Assets and Liabilities.......................................    53
                                            FUND  Statement of Operations...................................................    54
                                                  Statement of Changes in Net Assets........................................    55
                                                  Financial Highlights......................................................    56
                                                  Combined Notes to Financial Statements....................................    59
                                                  Trustees and Officers..........................................Inside Back Cover

                         EVERGREEN STATE TAX-FREE FUNDS
ECONOMIC OVERVIEW
BY STEPHEN A. LIEBER, CHAIRMAN
EVERGREEN ASSET MANAGEMENT CORP.
   The strong momentum of the United States economy       (Photo of Stephen A.
at the end of 1996 was well sustained through the          Lieber appears here)
first quarter of 1997. Industrial production rose in
each month of the first quarter, 0.10% in Janu-
ary, 0.60% in February, and 0.90% in March.
Industrial capacity utilization reflected the dynamic economy, rising to 84.1%, the highest level since March 1995. Despite the sustained growth in the U.S. economy, the rate of inflation continues to be moderate. The Consumer Price Index increase was 1.8% on an annual rate basis during the first quarter, well below the moderate 3.3% rise during 1996. These recent economic figures combine to offset the fearful expectations of many economists and participants in the fixed income markets that the economy might not be capable of significant overall growth without inciting inflation. Most observers, however, are very reluctant to assume that the major driving force of inflation, rising wages, is unlikely to appear. They point to record low inventory-to-sales ratios, low level of inventories on the retailing and wholesaling level, and the rising operating rate of industrial production. While arguing over whether the recent 6% growth in consumer spending is sustainable, and whether consumer credit card debt is over-extended, there are few who would project any near-term significant decline in overall domestic demand.
   The many aspects of domestic economic growth have led to an intense watch on the trends of wage levels. The rise in average hours worked, some gradual creep in compensation, and the sustained jobless level at just over 5%, have led many key observers to conclude that any further acceleration in the economy's momentum will lead to some breakout in wage compensation, especially in areas of labor shortage. The Federal Reserve has clearly concluded that this risk justifies the slowing effort of the recent 0.25% increase in the discount rate. The majority of observers expect that the economic figures published through April will probably lead to another 0.25% rise in May. There is widespread discussion about whether there will be more increases of 0.25%, or even a rise of 0.50% over the next few months. In initiating the recent discount rate increase, Federal Reserve Chairman, Alan Greenspan, described the move as "pre-emptive". Consequently, most observers conclude that the Federal Reserve policy is going to be one of pre-emptive moves when inflationary signs appear in the economy. Higher short-term interest rates will be the Fed's first line of defense. The real return in long-term fixed income investments today is in the area of 5%. This is strikingly higher than the "normal" real return of
3% to 4%, and well above the 3.6% yield of the new ten-year U.S. Treasury Inflation Indexed Bonds, which are an appropriate proxy for the real return. This extremely high rate of real return suggests either that the long-term interest rate structure in the United States is forecasting a much higher rate of inflation than presently seen, or is at a level which discounts expectations of a higher rate of inflation. Many bond market observers believe that the discounting has been done and, therefore, has provided the better than 7% yields now available in long-term United States Treasuries.
   The fixed income markets currently provide a combination of short-term uncertainty, and increased long-term confidence. Over the short-term, the data on economic strength and trends are being read with anxiety as indicators of whether or not interest rates will rise. Over the longer term, the demonstrated readiness of the Federal Reserve Open Market Committee to act "pre-emptively" to ensure the longer term control of inflation, and to maintain stability in the economy, is highly encouraging for fixed income investment.
                                                                               1

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
A REPORT FROM YOUR
PORTFOLIO MANAGER                                         (Photo of Richard K.
RICHARD K. MARRONE                                        Marrone appears here)

  We are pleased to present the Semiannual Report for Evergreen
Florida High Income Municipal Bond Fund for the six-month period ended February 28, 1997. The Fund's total return (Class Y,
no-load shares) for the six-month period was 5.5%* as compared with 4.6% for the Lipper Florida Municipal Debt Funds average of the 79 Florida Municipal Debt funds tracked by Lipper Analytical
Services** during that time. The six-month total return at net asset value for the Fund's Class A shares was 5.4%*. The Fund's
30-day SEC and tax-equivalent yields as of February 28, were
6.35% and 9.92%, respectively, for Class Y shares, and 5.81% and
9.08%, respectively, for Class A shares***.
  The past six months has been an up-an-down market for fixed income securities. Most of the latter half of 1996 produced positive gains until December arrived and returns "went south". The first two months of 1997 continued with poor performance for bonds, especially during the month of February.
  The main culprit in February was Federal Reserve Chairman, Alan Greenspan, who suggested in an appearance before Congress that a strong stock market and continued economic growth combined with strong employment levels could lead to upward inflationary pressure. Greenspan further spooked the financial markets (particularly the bond market) by suggesting there may be the need for a "pre-emptive strike" against inflation by raising interest rates before inflation actually presents itself. This caused a sharp sell-off in the bond markets during February and has caused a shift in investors' future expectations. The Fed indeed raised rates at its March 25 Federal Open Market Committee meeting.
  This turmoil in the markets has actually been a positive factor for the relative performance of the Florida High Municipal Bond Income Fund. As stated numerous times in these writings, a climate of rising interest rates is the best scenario for the performance of your Fund. This Fund can outperform its competition in such an environment. As of March 31, 1997, the 12-month total returns for Evergreen Florida High Income Municipal Bond Fund's Class Y shares and Class A shares ranked number one and number three, respectively, among the 78 Florida municipal debt funds tracked by Lipper Analytical Services, Inc., during that time. The three-year average annual compound return ended March 31, for the Fund's Class A shares ranked number two among the 49 Florida municipal debt funds tracked by Lipper during that time.
  Several factors contributed to the Fund's performance. One constant through all the up-and-down movements in interest rates recently, has been the narrowing of spreads between higher and lower quality bonds. Most of the Fund is comprised of lower rated and non-rated bonds, hence their performance was helped along dramatically by this tightening of spreads as investors searched for more yield. The supply of higher-yielding bonds picked up during the fourth quarter of 1996, so we were able to purchase several as cash continued to flow into the Fund. The Fund has increased in size by approximately 69% since February 1996, and 12% since December. Another contributing factor to Fund outperformance was the fact that several bonds were refunded by new issues which increased the value of our bonds dramatically.
  We are expecting several new issues to come to market in the next few months and look to increase the yield and income of the Fund with these purchases.
  Thank you for your investment in Evergreen Florida High Income Municipal Bond Fund.
FIGURES REPRESENT PAST PERFORMANCE WHICH IS NO GUARANTEE OF FUTURE RESULTS.
  * PERFORMANCE FIGURES INCLUDE REINVESTMENT OF INCOME DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS. INVESTMENT RETURN, PRINCIPAL VALUE AND YIELDS WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.
    .4% WAS THE 6-MONTH TOTAL RETURN ENDED 2/28/97, FOR THE FUND'S CLASS A WITH THE 4.75% FRONT-END SALES CHARGE. THE FUND ALSO OFFERS CLASS B SHARES, WHICH ARE SUBJECT TO A MAXIMUM 5% CONTINGENT DEFERRED SALES CHARGE. PERFORMANCE FOR CLASS B SHARES MAY BE DIFFERENT.
    DURING THE PERIOD UNDER REVIEW, THE ADVISER CONTINUED TO VOLUNTARILY WAIVE A PORTION OF ITS ADVISORY FEE. HAD THE FEE NOT BEEN WAIVED, PERFORMANCE AND YIELDS WOULD HAVE BEEN LOWER. FEE WAIVER MAY BE REVISED AT ANY TIME.
    SOME OF THE FUND'S INCOME MAY BE SUBJECT TO THE FEDERAL ALTERNATIVE MINIMUM TAX FOR CERTAIN INVESTORS.
 ** SOURCE: LANA (LIPPER ANALYTICAL NEW APPLICATIONS) LIPPER ANALYTICAL SERVICES
    INC., IS AN INDEPENDENT MUTUAL FUNDS PERFORMANCE MONITOR. LIPPER AVERAGE DOES NOT INCLUDE SALES CHARGES, AND IF INCLUDED PERFORMANCE MAY BE LOWER AND THE FUND'S RANKINGS MAY BE DIFFERENT.
*** TAX-EQUIVALENT YIELDS ASSUME A 36% FEDERAL TAX BRACKET. FLORIDA INTANGIBLES
    TAX (WHICH IS NOT REFLECTED IN TAX-EQUIVALENT YIELDS ABOVE) ON PERSONAL PROPERTY AFTER EXEMPTIONS OF $2 PER $1,000 IS GENERALLY IMPOSED ON THE VALUE OF STOCKS, BONDS, OR OTHER EVIDENCES OF INDEBTEDNESS AND MUTUAL FUND SHARES.
2

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
A REPORT FROM YOUR
PORTFOLIO MANAGER                                       (Photo of Jocelyn Turner
JOCELYN TURNER                                                appears here)

   We are pleased to present the Semiannual Report for the
Evergreen New Jersey Tax-Free Income Fund for the six-month
period ended February 28, 1997. The Fund's total return (Class
Y, no-load shares) for the six-month period was 4.2%* as
compared with 4.5% for the Lipper New Jersey Municipal Debt
Funds average of the 55 New Jersey municipal debt funds tracked by Lipper Analytical Services, Inc.,** during that time. The six-month total returns at net asset value for the Fund's Class
A shares was 4.2%*. The Fund's 30-day SEC and tax-equivalent yields*** as of February 28, were 4.98% and 8.31% respectively, for Class Y shares, and 4.64% and 7.74%, respectively, for Class A shares.
   These first six months of our fiscal year witnessed a rather erratic bond market. Bond prices rebounded throughout the second half of 1996 as interest rates declined. A subsequent jump in rates in December caused the bond market to stumble and rates continued to climb modestly throughout the first two months of 1997. The yield on the benchmark thirty-year treasury bond began the six-month period at 7.1%, declined, then rebounded, and settled at 6.8% on February 28.
   Throughout the period under review, fundamentals within the economy remained positive as corporate earnings remained strong in an environment of low interest rates and modest inflation. In this healthy economic environment, the Federal Reserve Board has become a mere onlooker as it has neither raised nor lowered rates in over a year. However, the financial markets received a jolt when Federal Reserve Chairman, Alan Greenspan, made comments regarding the economy and markets. In December, he commented that "irrational exuberance" has led to a possibly overpriced stock market and in February suggested that interest rates would be raised as a "pre-emptive strike" against inflation. In both instances, financial markets reacted negatively and interest rates rose.
   Trading activity in the first six months of the Fund's fiscal year has been relatively light due to the shortage in state-supply issuance. We have sold shorter-call bonds (five years or fewer) and purchased some higher coupon bonds with longer calls to help maintain income. Our outlook for the remainder of the fiscal year is cautious. Until the direction of interest rates becomes more clear, we will stay neutral to our benchmark duration of 7.87 years. The Fund continues to maintain its high quality rating of just below "AA".
   Thank you for your investment in the Evergreen New Jersey Tax-Free Income
Fund.
FIGURES REPRESENT PAST PERFORMANCE WHICH IS NO GUARANTEE OF FUTURE RESULTS.
  * PERFORMANCE FIGURES INCLUDE REINVESTMENT OF INCOME DIVIDEND AND CAPITAL GAIN DISTRIBUTIONS. INVESTMENT RETURN, PRINCIPAL VALUE AND YIELD WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST. DURING THE PERIOD UNDER REVIEW, THE ADVISER CONTINUED ITS POLICY OF VOLUNTARILY WAIVING ITS ENTIRE ADVISORY FEE AND ABSORBING A PORTION OF THE FUND'S OTHER EXPENSES. HAD FEE NOT BEEN WAIVED OR EXPENSES ABSORBED, PERFORMANCE AND YIELDS WOULD HAVE BEEN LOWER. FEE WAIVER MAY BE REVISED AT ANY TIME.
    -0.8% WAS THE 6-MONTH TOTAL RETURN ENDED 2/28/97 FOR THE FUND'S CLASS A SHARES WITH THE 4.75% FRONT-END SALES CHARGE. THE FUND ALSO OFFERS CLASS B SHARES, WHICH ARE SUBJECT TO A MAXIMUM 5% CONTINGENT DEFERRED SALES CHARGE. PERFORMANCE FOR CLASS B SHARES MAY BE DIFFERENT. SOME OF THE FUND'S INCOME MAY BE SUBJECT TO THE FEDERAL ALTERNATIVE MINIMUM TAX FOR CERTAIN INVESTORS.
 ** SOURCE: LANA (LIPPER ANALYTICAL NEW APPLICATIONS) LIPPER ANALYTICAL SERVICES
    INC., IS AN INDEPENDENT MUTUAL FUNDS PERFORMANCE MONITOR. LIPPER AVERAGE DOES NOT INCLUDE SALES CHARGES, AND IF INCLUDED PERFORMANCE MAY BE LOWER.
*** TAX-EQUIVALENT YIELDS ASSUME A 36% FEDERAL TAX BRACKET AND A 6.37% NEW
    JERSEY STATE TAX BRACKET. TAX-EQUIVALENT YIELDS WOULD BE LOWER FOR INVESTORS IN LOWER TAX BRACKETS AND HIGHER FOR INVESTORS IN HIGHER TAX BRACKETS.
                                                                               3

                         EVERGREEN STATE TAX-FREE FUNDS
A REPORT FROM YOUR
PORTFOLIO MANAGERS
ROBERT EVANS
RICHARD MARRONE
ROBERT S. DRYE
CHARLES JEANNE
   The past six months have provided an up-an-down market for fixed income investors. Most of the latter half of 1996 produced positive gains until December arrived and returns "went south". (Photo of Robert
The first two months of 1997 continued with poor performance for   Evans appears
bonds, especially during the month of February. However,                here)
municipals did outperform Treasuries during this period as the supply of new municipal bond issues declined by 15% compared with the same time last year. This decline in supply, no doubt, contributed to the relatively rich levels of municipal bond
yields compared with Treasury bond yields. As February ended, however, there were several important indications that
municipal yields will return to a more normal level of value.
These included an increase in scheduled issuance of bonds,   (Photo of Richard
outflows from bond mutual funds, and traditional seasonal    Marrone appears
patterns of market pressure in March.                               here)
   The main culprit in February was Federal Reserve Chairman,
Alan Greenspan, who suggested in an appearance before Congress that a strong stock market and continued economic growth
combined with strong employment levels could lead to upward
inflationary pressure. Greenspan further spooked the financial markets (particularly the bond market) by suggesting there may be the need for a "pre-emptive strike" against inflation by
raising interest rates before inflation actually presents
itself. This caused a sharp sell-off in the bond markets during
February and has caused a shift in investors' future            (Photo of Robert
expectations. The Fed indeed raised rates at their March 25     S. Drye appears
Federal Open Market Committee meeting.                                here)
   Within these tax exempt funds, we have continued to implement an income-oriented approach and have sought to maintain a
higher-coupon structure which allows our funds to provide
tax-free income and, longer term, produce a solid total return with reduced volatility. A substantial portion of the total
return in our tax-free portfolios is produced by the portfolio's higher coupon structure. To help ensure credit quality, our municipal credit analysts work in conjunction with portfolio managers to carefully monitor existing holdings and seek out new investment opportunities.
   Thank you for your investment in the Evergreen State    (Photo of Charles
Tax-Free Funds.                                            Jeanne appears here)



SOME OF THE FUNDS' INCOME MAY BE SUBJECT TO THE FEDERAL ALTERNATIVE MINIMUM TAX FOR CERTAIN INVESTORS.
INVESTMENT RETURN, PRINCIPAL VALUE AND YIELDS WILL FLUCTUATE. INVESTORS' SHARES, WHEN REDEEMED, MAY BE WORTH MORE OR LESS THAN THEIR ORIGINAL COST.
4

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)

(Florida+ logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
LONG-TERM MUNICIPAL SECURITIES -- 100.5%
            CALIFORNIA -- 2.7%
 $ 3,500    Valley Hlth. Sys. Hosp. RB,
            (Ser. A),
            6.50%, 5/15/25....................... $  3,527,265
            FLORIDA -- 84.9%
     785    Alachua Cnty. Hlth. Facs. RB,
            Beverly Enterprises Proj.,
            10.125%, 4/1/10......................      854,237
   1,000    Bay Cnty. Hosp. Sys. RB,
            Bay Med. Ctr. Proj.,
            8.00%, 10/1/12.......................    1,195,360
     100    Baytree Cmnty. Dev. Dist.
            Spl. Assmt. RB,
            8.75%, 5/1/12........................      106,903
     750    Boynton Beach Hsg. Mtg.
            Clipper Cove Apts.,
            6.35%, 7/1/16........................      764,040
            Brevard Cnty. Hlth. Facs.
            Auth. RB, Courtenay Springs Vlg.,
     910    7.375%, 11/15/04.....................      963,799
   1,875    7.50%, 11/15/12......................    1,953,394
   1,000    Brevard Cnty. Tourist Dev.
            Tax RB, Marlins Spring,
            6.875%, 3/1/13.......................    1,060,920
   1,000    Broward Cnty. Hsg. Fin.
            Auth. RB, (Ser. A),
            7.35%, 3/1/23 (GNMA).................    1,047,270
   2,850    Cory Lakes Florida
            Cmnty. Dev. Dist. RB
            8.375%, 5/1/17.......................    2,832,985
   1,080    Crossings At Fleming Is.
            Cmnty. Dev. Dist. Util. RB,
            7.375%, 10/1/19......................    1,094,580
   2,310    Duval Cnty. Hsg. Fin. Auth.
            RB, St. Augustine Apts. Proj.,
            6.00%, 3/1/21........................    2,283,920
   1,500    Eastlake Oaks Cmnty. Dev. Dist.
            7.75%, 5/1/17........................    1,534,275
            Escambia Cnty. Hlth. Facs.
            Auth. RB, Azalea Trace Inc.,
     515    8.50%, 1/1/19........................      554,650
     535    9.25%, 1/1/06........................      593,042
     235    9.25%, 1/1/12........................      260,495
   1,500    Escambia Cnty. Hlth. Facs.
            Auth. RB, Baptist Hosp. Inc.,
            (Ser. B),
            6.00%, 10/1/14.......................    1,494,585
   1,750    Escambia Cnty. Hlth Facs. RB,
            6.00%, 1/1/15........................    1,701,350

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
            FLORIDA -- CONTINUED
            Escambia Cnty. PCR
            Champion Intl Corp. Proj.,
 $ 2,000    6.40%, 9/1/30........................ $  2,046,920
   2,000    6.90%, 8/1/22........................    2,133,520
   1,000    Florida Hsg. Fin. Agy. RB,
            The Vinyards Proj., (Ser. H),
            6.50%, 11/1/25.......................    1,010,610
   3,580    Hernando Cnty. IDR,
            Florida Crushed Stone Co.,
            8.50%, 12/1/14.......................    3,980,244
   1,545    Hialeah Gardens, IDR,
            Waterford Convalescent-A,
            7.875%, 12/1/07......................    1,620,257
     600    Hillsborough Cnty. Aviation
            Auth. RB US Air Proj., (Ser. 2),
            8.60%, 1/15/22.......................      647,586
   3,245    Homestead IDR, Cmnty.
            Rehab. Providers Prog-A,
            7.95%, 11/1/18.......................    3,296,725
   2,500    Indian Trace Cmnty. GO Wtr.
            Mgmt. Spl. Benefit Sub-B,
            8.25%, 5/1/11........................    2,718,750
     500    Jacksonville Hlth. Facs.
            Auth. IDR,
            8.00%, 12/1/15.......................      558,785
   1,000    Jacksonville, Hlth. Facs.
            Auth. IDR, Cypress Vlg. Proj.,
            7.00%, 12/1/22.......................    1,044,490
     750    Jacksonville, Hlth. Facs.
            Auth. RB, Cypress Vlg. Proj.,
            7.00%, 12/1/14.......................      785,243
   2,500    Lake Bernadette Cmnty. Dev.
            Dist. Florida Special, (Ser. A),
            8.00%, 5/1/17........................    2,531,900
   2,000    Lee Cnty. Hsg. Fin. Auth.
            Multi-Cnty. Prog., (Ser. A),
            7.50%, 9/1/27........................    2,212,020
   1,000    Lee Cnty. Hsg. Fin. Auth.
            Single Family Mtg. RB,
            Multi-Cnty. Prog., (Ser. A),
            7.45%, 9/1/27........................    1,106,460
   1,000    Lee Cnty. Hsg. Fin. Auth.,
            7.20%, 3/1/27........................    1,094,480
     850    Lee Cnty. IDA, Encore
            Nursing Center Partner,
            8.125%, 12/1/07......................      929,832
   2,860    Leon Cnty. Ed. Facs.
            Auth. RB, (Ser. A),
            8.25%, 5/1/14........................    2,893,748

                                                                               5

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)

(Florida+ logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            FLORIDA -- CONTINUED
 $   950    Manatee Cnty. Hsg. Fin.
            Auth. Mtg. RB,
            7.45%, 5/1/27........................ $  1,049,228
   1,175    Martin Cnty. IDR Indiantown
            Cogeneration PJ-A,
            7.875%, 12/15/25.....................    1,345,645
   1,245    Meadow Point II, Cmnty. Dev.
            Dist. Cap. Impt. RB,
            7.75%, 5/1/18........................    1,278,839
   1,000    Miami Beach City Center
            Historic Convention,
            6.25%, 12/1/16.......................    1,008,170
     500    6.35%, 12/1/22.......................      504,475
   1,300    North Springs, Impt. Dist.
            Wtr. Mgmt. Spl. Assmt., (Ser. A),
            8.20%, 5/1/24........................    1,385,982
            Northern Palm Beach Cnty.
            Wtr. Ctl. Dist. Spl. Assmt.,
     500    6.875%, 11/1/13......................      539,640
     500    7.00%, 8/1/15........................      541,500
   2,500    Northern Palm Beach Cnty.
            Wtr. Ctl. & Impt. Unit Dev.,
            7.20%, 8/1/16........................    2,580,375
   1,500    Northwood Cmnty. Dev. Dist.,
            7.60%, 5/1/17........................    1,527,105
   1,040    Orange Cnty. Hlth. Facs.
            Auth. RB, Lakeside Alts. Inc.,
            6.50%, 7/1/13........................    1,066,520
     395    Orange Cnty. Hlth. Facs.
            Auth. RB Orlando Lutheran Tower,
            8.40%, 7/1/14........................      409,374
   2,385    Orange Cnty. Hsg. Finance
            Auth. Mtg. RB, (Ser. B),
            8.10%, 11/1/21.......................    2,536,710
   2,000    Osceola Cnty. IDA, Cmnty.
            Provider Pooled Ln. Proj. A,
            7.75%, 7/1/17........................    2,065,260
     565    Overoaks Cmnty. Dev. Dist.
            Cap. Impt. RB,
            8.25%, 5/1/17........................      573,537
   1,500    Palm Beach Cnty. IDR,
            Geriatric Care Inc. Proj.,
            6.55%, 12/1/16.......................    1,564,845
            Pinellas Cnty. Hlth. Facs.
            Auth. RB, 144A
     150    6.75%, 10/1/00.......................      150,602
     100    7.00%, 10/1/01.......................      100,496
     200    7.25%, 10/1/02.......................      201,164
     685    7.75%, 7/1/14........................      738,012
   1,100    8.00%, 10/1/08.......................    1,107,931

PRINCIPAL
 AMOUNT
  (000)                                              VALUE

            FLORIDA -- CONTINUED
 $ 3,100    8.00%, 2/1/11........................ $  3,103,968
   5,000    Polk Cnty. IDA
            7.525%, 1/1/15.......................    5,333,200
   1,000    Port Everglades, RB, (Ser. A),
            7.50%, 9/1/12........................    1,058,640
   1,710    Quantum Cmnty. Dev. Dist.
            Spl. Assmt.
            7.75%, 3/1/14........................    1,771,543
   2,045    Riverwood Cmnty. Sys. RB,
            7.75%, 10/1/14.......................    2,094,755
            Sarasota Cnty. Hlth. Fac.
            Auth. RB, Manatee Jewish Housing.
            Council,
   1,500    6.70%, 7/1/25........................    1,429,635
   1,000    7.375%, 7/1/16.......................    1,017,700
   1,000    Sarasota Cnty. Hlth. Fac.
            Auth. RB, Sunnyside Pptys.,
            6.00%, 5/15/10.......................      988,230
   1,830    Seminole Wtr. Ctl. Unit of
            Dev. No. 2,
            7.25%, 8/1/22........................    1,836,899
   1,500    South Indian River,
            Wtr. Ctl. Dist. RB,
            Egret Landing Phase I,
            7.50%, 11/1/18.......................    1,552,860
   2,500    St Johns Ctny. IDA, Vicars
            Landing Proj., (Ser. A),
            6.75%, 2/15/12.......................    2,500,400
   3,000    Tampa, RB Aquarium Inc. Proj.,
            7.75%, 5/1/27........................    3,495,540
   1,000    Tarpon Springs, Hlth. Facs.
            Auth. RB, Helen Ellis Mem.
            Hosp. Proj.,
            7.50%, 5/1/11........................    1,044,030
   2,000    Virgin Islands, Wtr. & Pwr.
            Auth. RB, (Ser. B),
            7.60%, 1/1/12........................    2,152,420
            Volusia Cnty.
            Edl. Facs. Auth. RB,
   1,025    6.125%, 10/15/16.....................    1,041,533
   3,000    6.125%, 10/15/26.....................    3,038,340
   2,000    Volusia Cnty. IDA, RB,
            7.625%, 11/1/26......................    2,002,120
   1,775    Westchase East Cmnty. Dev.
            Dist. Cap. Impt. RB,
            7.50%, 5/1/17........................    1,796,300
   1,000    Winter Garden, IDR,
            Beverly Enterprises,
            8.75%, 7/1/12........................    1,117,830

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)

(Florida+ logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            FLORIDA -- CONTINUED
            Winter Haven Hsg. Auth.
            Abbey Lane Apts., (Ser. C),
 $   250    7.00%, 7/1/12 (FNMA)................. $    264,643
     250    7.00%, 7/1/24 (FNMA).................      261,325
                                                   112,084,696
            GEORGIA -- 1.9%
            Coffee Cnty. Hosp. Auth. RB,
   1,110    6.75%, 12/1/16.......................    1,075,239
   1,500    6.75%, 12/1/26.......................    1,442,265
                                                     2,517,504
            KANSAS -- 1.7%
   2,045    Shawnee Cnty., (Ser B),
            7.375%, 9/1/09.......................    2,291,341
            NEW YORK -- 4.1%
   3,000    Port Auth. NY & NJ
            6.75%, 10/1/11.......................    3,091,470
   2,000    Urban Dev. Corp. RB
            7.875%, 1/1/10.......................    2,283,360
                                                     5,374,830
            PUERTO RICO -- 1.9%
   1,000    Puerto Rico Indl. Tourist Edl.
            Med. & Envir. Ctl. Facs. RB,
            Mennonite Gen. Hosp. Proj., (Ser. A),
            6.50%, 7/1/12........................    1,025,300
   1,475    Puerto Rico Ports Auth. RB
            American Airlines Proj., (Ser. A),
            6.25%, 6/1/26........................    1,515,282
                                                     2,540,582
            TEXAS -- 3.3%
   1,400    Dallas Fort Worth Intl. Arpt.
            Fac. Impt. Corp. RB, American
            Airlines Inc.,
            6.00%, 11/1/14.......................    1,390,368

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
             TEXAS -- CONTINUED
 $ 2,860    Lufkin Hlth. Facs. Dev. Corp. RB,
            6.875%, 2/15/26...................... $  2,975,601
                                                     4,365,969
              TOTAL LONG-TERM MUNICIPAL
                 SECURITIES
                 (COST $129,366,800).............  132,702,187

 SHARES
MUTUAL FUND SHARES -- 2.9%
3,869,000   Federated Municipal Obligations Fund
            (COST $3,869,000).....................   3,869,000
              TOTAL INVESTMENTS
                 (COST $133,235,800)..... 103.4%  136,571,187
              OTHER ASSETS AND
                 LIABILITIES -- NET......  (3.4)   (4,549,849)
              NET ASSETS................. 100.0% $132,021,338

Summary of Abbreviations:
FNMA -- Insured by Federal National Mortgage Association
GNMA -- Insured by Government National Mortgage
Association
GO -- General Obligation Bond
IDA -- Industrial Development Authority Bond
IDR -- Industrial Development Revenue Bond
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
Rule 144A securities are restricted as to resale to qualified institutional investors.
See accompanying notes to financial statements.
                                                                               7

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida+ logo appears here)

ASSETS:
   Investments at value (identified cost $133,235,800)...........................................................  $136,571,187
   Cash..........................................................................................................           448
   Interest receivable...........................................................................................     2,669,996
   Receivable for Fund shares sold...............................................................................       910,384
   Prepaid expenses..............................................................................................        13,543
   Deferred organization expenses................................................................................        11,767
         Total assets............................................................................................   140,177,325
LIABILITIES:
   Payable for securities purchased..............................................................................     7,664,669
   Dividends payable.............................................................................................       292,713
   Distribution fee payable......................................................................................        65,493
   Payable for Fund shares redeemed..............................................................................        55,838
   Accrued expenses..............................................................................................        46,093
   Accrued advisory fee..........................................................................................        31,181
         Total liabilities.......................................................................................     8,155,987
NET ASSETS.......................................................................................................  $132,021,338
NET ASSETS CONSIST OF:
   Paid-in capital...............................................................................................  $130,088,095
   Distributions in excess of net investment income..............................................................        (7,223)
   Accumulated net realized loss on investment transactions......................................................    (1,394,921)
   Net unrealized appreciation of investments....................................................................     3,335,387
         Net assets..............................................................................................  $132,021,338
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($90,794,217)(8,518,968 shares of beneficial interest outstanding)..............................  $      10.66
   Sales charge -- 4.75% of offering price.......................................................................           .53
         Maximum offering price..................................................................................  $      11.19
   Class B Shares ($37,931,297)(3,559,072 shares of beneficial interest outstanding)..............................  $      10.66
   Class Y Shares ($3,295,824)(309,220 shares of beneficial interest outstanding).................................  $      10.66

See accompanying notes to financial statements.
8

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida+ logo appears here)

INVESTMENT INCOME:
   Interest...........................................................................................             $3,823,184
EXPENSES:
   Advisory fee.......................................................................................  $342,302
   Administrative personnel and service fees..........................................................    24,489
   Distribution fee -- Class A Shares.................................................................   102,925
   Distribution fee -- Class B Shares.................................................................   101,360
   Shareholder services fee -- Class B Shares.........................................................    33,787
   Custodian fee......................................................................................    41,162
   Transfer agent fee.................................................................................    40,073
   Registration and filing fees.......................................................................    26,017
   Reports and notices to shareholders................................................................    14,719
   Professional fees..................................................................................    11,274
   Insurance..........................................................................................    10,119
   Trustees' fees and expenses........................................................................     2,439
   Amortization of organizational expense.............................................................     1,766
   Miscellaneous......................................................................................     1,171
                                                                                                         753,603
Less: Fee waivers.....................................................................................  (171,151)
   Net expenses.......................................................................................                582,452
Net investment income.................................................................................              3,240,732
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions.......................................................                 29,962
   Net increase in unrealized appreciation of investments.............................................              2,371,897
   Net gain on investments............................................................................              2,401,859
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS..................................................             $5,642,591

See accompanying notes to financial statements.
                                                                               9

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS

(Florida+ logo appears here)

                                                                                                 SIX MONTHS
                                                                                                   ENDED
                                                                                                FEBRUARY 28,    YEAR ENDED
                                                                                                    1997        AUGUST 31,
                                                                                                (UNAUDITED)        1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income......................................................................  $  3,240,732   $  4,708,138
   Net realized gain (loss) on investment transactions........................................        29,962        (67,136)
   Net change in unrealized appreciation of investments.......................................     2,371,897        (42,880)
      Net increase in net assets resulting from operations....................................     5,642,591      4,598,122
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares.............................................................................    (2,458,667)    (4,083,337)
   Class B Shares.............................................................................      (706,712)      (562,849)
   Class Y Shares.............................................................................       (75,353)       (61,952)
      Total distributions to shareholders from net investment income..........................    (3,240,732)    (4,708,138)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold..................................................................    39,270,563     51,887,683
   Proceeds from reinvestment of distributions................................................     1,379,627      1,815,929
   Payment for shares redeemed................................................................    (8,485,872)   (18,826,666)
      Net increase from Fund share transactions...............................................    32,164,318     34,876,946
      Net increase in net assets..............................................................    34,566,177     34,766,930
NET ASSETS:
   Beginning of period........................................................................    97,455,161     62,688,231
   End of period (includes distributions in excess of net investment income of $7,223 at
     February 28, 1997 and August 31, 1996)...................................................  $132,021,338   $ 97,455,161

See accompanying notes to financial statements.
10

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Florida+ logo appears here)

                                                                                 CLASS A SHARES
                                                       SIX MONTHS
                                                         ENDED                           FOUR MONTHS
                                                      FEBRUARY 28,                          ENDED            YEAR ENDED
                                                          1997          YEAR ENDED       AUGUST 31,          APRIL 30,
                                                      (UNAUDITED)     AUGUST 31, 1996       1995#         1995       1994
PER SHARE DATA:
Net asset value, beginning of period...............       $10.42           $10.40           $10.16        $10.08     $10.36
Income from investment operations:
  Net investment income............................          .31              .63              .21           .65        .68
  Net realized and unrealized gain (loss) on
    investments....................................          .24              .02              .24           .08       (.26)
    Total from investment operations...............          .55              .65              .45           .73        .42
Less distributions to shareholders from:
  Net investment income............................         (.31)            (.63)            (.21)         (.65)      (.68)
  Net realized gain on investments.................           --               --               --            --       (.02)
    Total distributions............................         (.31)            (.63)            (.21)         (.65)      (.70)
Net asset value, end of period.....................       $10.66           $10.42           $10.40        $10.16     $10.08
TOTAL RETURN+......................................         5.4%             6.4%             4.4%          7.6%       3.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........     $ 90,794          $76,267          $59,551       $65,043    $72,683
Ratios to average net assets:
  Expenses**.......................................         .87%++           .85%            1.07%++        .60%       .14%
  Net investment income**..........................        5.97%++          6.02%            5.92%++       6.52%      6.16%
Portfolio turnover rate............................          18%              42%              14%           28%        31%

                                                     CLASS A SHARES
                                                     JUNE 17, 1992*
                                                        THROUGH
                                                     APRIL 30, 1993
PER SHARE DATA:
Net asset value, beginning of period...............       $10.00
Income from investment operations:
  Net investment income............................          .61
  Net realized and unrealized gain (loss) on
    investments....................................          .39
    Total from investment operations...............         1.00
Less distributions to shareholders from:
  Net investment income............................         (.61)
  Net realized gain on investments.................         (.03)
    Total distributions............................         (.64)
Net asset value, end of period.....................       $10.36
TOTAL RETURN+......................................          .3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........      $33,541
Ratios to average net assets:
  Expenses**.......................................         .00%
  Net investment income**..........................        5.92%++
Portfolio turnover rate............................          50%

#  The Fund changed its fiscal year end from April 30 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                               CLASS A SHARES
                                                       SIX MONTHS
                                                         ENDED                           FOUR MONTHS
                                                      FEBRUARY 28,                          ENDED         YEAR ENDED
                                                          1997          YEAR ENDED       AUGUST 31,       APRIL 30,
                                                      (UNAUDITED)     AUGUST 31, 1996       1995#       1995     1994
Expenses...........................................       1.18%            1.15%            1.42%       1.26%    1.12%
Net investment income..............................       5.66%            5.72%            5.57%       5.86%    5.18%

                                                     CLASS A SHARES
                                                     JUNE 17, 1992*
                                                        THROUGH
                                                     APRIL 30, 1993
Expenses...........................................       1.12%
Net investment income..............................       4.80%

See accompanying notes to financial statements.
                                                                              11

                         EVERGREEN FLORIDA HIGH INCOME
                              MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Florida+ logo appears here)

                                                                                                                     CLASS Y
                                                                               CLASS B SHARES                         SHARES
                                                              SIX MONTHS                                            SIX MONTHS
                                                                ENDED                                                 ENDED
                                                             FEBRUARY 28,                       JULY 10, 1995*     FEBRUARY 28,
                                                                 1997          YEAR ENDED          THROUGH             1997
                                                             (UNAUDITED)     AUGUST 31, 1996   AUGUST 31, 1995     (UNAUDITED)
PER SHARE DATA:
Net asset value, beginning of period......................       $10.42           $10.40            $10.41            $10.42
Income from investment operations:
  Net investment income...................................          .27              .55               .08               .33
  Net realized and unrealized gain (loss) on
    investments...........................................          .24              .02              (.01)              .24
    Total from investment operations......................          .51              .57               .07               .57
Less distributions to shareholders from net investment
  income..................................................         (.27)            (.55)             (.08)             (.33)
Net asset value, end of period............................       $10.66           $10.42            $10.40            $10.66
TOTAL RETURN+.............................................         5.0%             5.6%               .6%              5.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).................     $ 37,931          $19,219            $3,137            $3,296
Ratios to average net assets:
  Expenses................................................        1.62%++**        1.59%**           1.09%++            .62%++**
  Net investment income...................................        5.23%++**        5.27%**           3.40%++           6.23%++**
Portfolio turnover rate...................................          18%              42%               14%               18%

                                                              CLASS Y SHARES
                                                            SEPTEMBER 20, 1995*
                                                                  THROUGH
                                                              AUGUST 31, 1996
PER SHARE DATA:
Net asset value, beginning of period......................         $10.48
Income from investment operations:
  Net investment income...................................            .63
  Net realized and unrealized gain (loss) on
    investments...........................................           (.06)
    Total from investment operations......................            .57
Less distributions to shareholders from net investment
  income..................................................           (.63)
Net asset value, end of period............................         $10.42
TOTAL RETURN+.............................................           6.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).................         $1,970
Ratios to average net assets:
  Expenses................................................           .59%++**
  Net investment income...................................          6.27%++**
Portfolio turnover rate...................................            42%

*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                                         CLASS Y
                                                                               CLASS B SHARES             SHARES
                                                                          SIX MONTHS                    SIX MONTHS
                                                                            ENDED                         ENDED
                                                                         FEBRUARY 28,    YEAR ENDED    FEBRUARY 28,
                                                                             1997        AUGUST 31,        1997
                                                                         (UNAUDITED)        1996       (UNAUDITED)
Expenses..............................................................       1.92%          1.89%           .92%
Net investment income.................................................       4.93%          4.97%          5.93%

                                                                        CLASS Y SHARES
                                                                         SEPTEMBER 20,
                                                                             1995*
                                                                            THROUGH
                                                                        AUGUST 31, 1996
Expenses..............................................................         .89%
Net investment income.................................................        5.97%

See accompanying notes to financial statements.
12

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
LONG-TERM MUNICIPAL SECURITIES -- 96.8%
            FLORIDA -- 96.8%
 $ 2,000    Altamonte Springs Hlth. Fac.
            Auth. Hosp. RB, Adventist
            Hlth./Sunbelt (Ser. B),
            5.125%, 11/15/18 (AMBAC)............. $  1,845,920
     665    Brevard Cnty. Hsg. Fin.
            Auth. RB (Ser. B),
            7.00%, 3/1/13 (FSA)..................      701,489
   3,750    Brevard Cnty. Hsg. Fin. Auth.
            Multifamily Hsg. RB,
            Windover Oaks (Ser. A),
            6.90%, 2/1/27 (FNMA).................    4,158,900
   2,925    Broward Cnty. Hlth. Care Facs.
            RB, North Beach Hosp. Proj.,
            7.00%, 8/15/11 (MBIA)................    3,240,549
            Broward Cnty. Hsg. Fin.,
            Auth. RB (Ser. B),
   1,375    7.125%, 3/1/17 (GNMA)................    1,449,566
     195    7.55%, 3/1/15 (GNMA).................      205,413
     105    Charlotte Cnty., Peachland
            Muni. Svc. Tax & Ben. Unit,
            7.25%, 10/1/10 (MBIA)................      115,819
     500    Collier Cnty. Hlth. Facs.
            Auth. RB (The Moorings, Inc. Proj.),
            7.00%, 12/1/19.......................      532,095
            Dade Cnty. Edl. Facs. Auth.
            RB, St. Thomas Univ.,
            (LOC: Sun Bank Miami)
   2,000    6.00%, 1/1/14........................    2,032,720
   1,000    6.125%, 1/1/19.......................    1,027,710
   5,280    Dade Cnty. Gtd. Entitlement
            RB, Cap Apprec. (Ser. A),
            Zero coupon, 2/1/08 (MBIA)...........    3,019,896
     235    Dade Cnty. Hlth. Fac. Auth.
            Hosp. RB, South Shore Hosp.
            & Med. Center (Ser. A),
            7.60%, 8/1/24 (FHA)..................      252,956
   3,815    Dade Cnty. Pub. Fac. RB,
            Jackson Mem. Hosp. Proj.
            (Ser. A),
            4.875%, 6/1/15 (MBIA)................    3,472,489
   2,000    Dade Cnty. Seaport,
            Fitch Light Rtg.,
            5.125%, 10/1/21 (MBIA)...............    1,866,300
            Dade Cnty. Sngl. Fam. Mtg.
            RB (Ser. A),
     135    7.10%, 3/1/17........................      141,796
     245    7.50%, 9/1/13........................      258,556

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
 $   385    Dade Cnty. Sngl. Fam. Mtg.
            RB (Ser. D),
            6.95%, 12/15/12...................... $    407,103
   1,000    Dade Cnty. Spec. Oblig. RB,
            Courthouse Ctr. Proj.,
            6.25%, 4/1/09........................    1,068,520
            Duval Cnty. Hsg. Fin. Auth.
            Sngl. Fam. Mtg. RB,
     840    7.35%, 7/1/24 (GNMA).................      896,557
     210    7.50%, 6/1/15 (FGIC).................      221,464
   2,000    Escambia Cnty. Hlth. Facs.
            Auth. RB, Baptist Hosp. Inc. (Ser.
            B),
            6.00%, 10/1/14.......................    1,992,780
            Escambia Cnty. Hlth. Fac. RB,
   2,000    6.00%, 1/1/15........................    1,944,400
   1,250    6.10%, 1/1/19........................    1,220,425
            Escambia Cnty. PCR Champion
            Intl Corp. Proj.,
   5,230    5.875%, 6/1/22.......................    5,060,496
   1,650    6.40%, 9/1/30........................    1,688,709
            Florida Hsg. Fin. Agcy. RB,
   1,925    6.35%, 5/1/26 (GNMA).................    1,958,688
   1,895    6.875%, 10/1/12 (GNMA)...............    1,968,242
   3,105    8.00%, 12/1/20 (GNMA)................    3,274,719
            Florida Hsg. Fin. Agcy RB,
            Landings At Sea Forest,
     560    5.85%, 12/1/18 (AMBAC)...............      555,856
     805    6.05%, 12/1/36 (AMBAC)...............      798,914
   2,000    Florida Ports Fin. Commission Rev. St
            Trans. Trust Fund,
            5.375%, 6/1/16 (MBIA)................    1,919,900
   2,500    Florida St. Brd. of Regt.
            Univ. Sys. RB,
            6.70%, 7/1/12 (AMBAC)................    2,742,225
   1,235    Hialeah, Cap. Impt. RB,,
            5.50%, 10/1/13.......................    1,190,688
   3,250    Hillsborough Cnty. Indl. Dev. Auth.
            IDR Univ. Cmnty. Hosp.
            (Ser. 1994),
            6.50%, 8/15/19 (MBIA)................    3,657,095
   5,000    Jacksonville Excise Taxes (Ser. B),
            5.50%, 10/1/07 (FGIC)................    5,127,400
            Jacksonville Hlth. Facs. Auth. Hosp.
            RB, St. Lukes Hosp. Assn. Proj.,
   1,500    6.75%, 11/15/13......................    1,619,490
   1,500    7.125%, 11/15/20.....................    1,643,400

                                                                              13

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            FLORIDA -- CONTINUED
            Jacksonville Natl. Benevolent
            Cypress Vlg A Hlth. Indl. Dev.,
 $   345    6.125%, 12/1/16...................... $    345,535
   1,245    6.25%, 12/1/26.......................    1,251,548
   1,250    Lee Cnty. Hsg. Fin. Auth.,
            7.20%, 3/1/27........................    1,368,100
            Lee Cnty. Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB, Multi-Cnty. Prog. (Ser. A),
   1,025    6.25%, 7/1/19 (GNMA).................    1,040,703
   1,700    7.45%, 9/1/27........................    1,880,982
   4,370    7.50%, 9/1/27........................    4,833,264
   1,510    Manatee Cnty. GO.
            4.75%, 10/1/13 (FGIC)................    1,383,100
   1,425    Manatee Cnty. Hsg. Fin. Auth.
            Mtg. RB,
            7.45%, 5/1/27........................    1,573,841
            Miami Beach Redev. Agcy. Tax
            Increment RB, City Center-Historic
            Convention Vlg.,
   2,000    5.625%, 12/1/09......................    1,935,320
   3,000    5.80%, 12/1/13.......................    2,902,980
   2,000    5.875%, 12/1/22......................    1,911,740
   5,000    Miami Hlth. Fac. Auth. RB,
            5.16%, 8/15/15 (AMBAC)...............    4,734,150
   1,500    North Miami Hlth. Fac. Auth. RB,
            Catholic Hlth. Svc. Oblig. Group,
            6.00%, 8/15/16 (LOC: Suntrust
            Bank)................................    1,512,330
   1,000    North Tampa Hsg. Dev. Corp. RB, Cnty
            Oaks Apts.( Ser. A),
            6.90%, 1/1/24 (FNMA).................    1,040,910
   1,300    Northern Palm Beach Cnty. Impt. RB,
            Wtr. Ctl. & Impt. Unit Dev. 9A-A,
            7.20%, 8/1/16........................    1,341,795
   1,000    Okaloosa Cnty. Wtr. & Swr. RB,
            6.00%, 7/1/11 (AMBAC)................    1,081,140
   3,000    Orange Cnty. Hlth. Facs. Auth. RB,
            Lakeside Alts. Inc.,
            6.50%, 7/1/13........................    3,076,500
   3,000    Palm Beach Cnty. Criminal Justice
            Facs. RB,
            7.20%, 6/1/15 (FGIC).................    3,625,590
            Palm Beach Cnty. Hlth. Facs. Auth.
            RB, Good Samaritan Hlth. Sys.,
   3,695    6.20%, 10/1/11.......................    3,811,319
   6,000    6.30%, 10/1/22.......................    6,192,180

PRINCIPAL
 AMOUNT
  (000)                                              VALUE
 $ 4,440    Palm Beach Cnty. Hsg. Fin. Auth. RB,
            Daughters Charity (Ser. A),
            7.60%, 3/1/23 (GNMA)................. $  4,705,778
   1,000    Palm Beach Cnty. Hsg. Fin. Auth.
            Sngl. Fam. Mtg. RB (Ser. A),
            6.50%, 10/1/21 (GNMA)................    1,030,010
   2,000    Palm Beach Cnty. IDR,
            Geriatric Care Inc. Proj.,
            6.55%, 12/1/16 (LOC: Allied Irish
            Banks)...............................    2,086,460
   5,000    Pensacola Hlth. Facs. Auth. RB,
            Daughters Charity Natl. Hlth.,
            5.25%, 1/1/11........................    4,879,600
     860    Polk Cnty Hsg. Fin. Auth. Sngl. Fam.
            Mtg. RB (Ser. A),
            7.00%, 9/1/15........................      891,889
   8,350    Polk Cnty. Tampa Elec. Co. Proj.,
            5.85%, 12/1/30.......................    8,194,773
   1,500    Reedy Creek Impt. Dist. Util., RB
            (Ser. 1),
            5.00%, 10/1/19 (MBIA)................    1,374,585
            Sanford Wtr. & Swr. RB, Dist.,
   1,955    4.50%, 10/1/21.......................    1,630,841
   1,740    4.75%, 10/1/18 (AMBAC)...............
   1,800    Sarasota Cnty. Hlth. Fac. Auth. RB,
            Sunnyside Pptys.,
            6.00%, 5/15/10.......................    1,778,814
   1,000    Sarasota Cnty. Util. Sys. RB,
            6.50%, 10/1/14 (FGIC)................    1,135,390
   3,590    Seacoast Util. Auth. Wtr. & Swr. RB,
            (Ser. A),
            5.50%, 3/1/18 (FGIC).................    3,603,319
            Volusia Cnty. Edl. Facs. Auth. RB,
            Embry-Riddle Aero-A,
   3,500    6.125%, 10/15/16.....................    3,556,455
   2,600    6.125%, 10/15/26.....................    2,633,228
            Winter Haven Hsg. Auth. Multi-Fam.
            Mtg. RB, Abbey Lane Apts. (Ser. C),
     850    7.00%, 7/1/12 (FNMA).................      899,785
   1,750    7.00%, 7/1/24 (FNMA).................    1,829,275
            TOTAL LONG-TERM MUNICIPAL SECURITIES
              (COST $146,796,490)................  153,876,801

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida logo appears here)

 SHARES                                              VALUE
MUTUAL FUND SHARES -- .9%
1,501,000   Federated Municipal Obligations Fund
            (COST $1,501,000).................... $  1,501,000

             TOTAL INVESTMENTS --
               (COST $148,297,490)........  97.7%  155,377,801
             OTHER ASSETS AND
               LIABILITIES -- NET.........   2.3     3,616,625
             NET ASSETS --................ 100.0% $158,994,426

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
FGIC -- Insured by Financial Guaranty Insurance Company
FHA -- Insured by Federal Housing Authority
FNMA -- Insured by Federal National Mortgage Association
FSA -- Insured by Financial Security Assurance
GNMA -- Insured by Government National Mortgage
Association
GO -- General Obligation Bond
IDR -- Industrial Development Revenue Bond
LOC -- Letter of Credit
MBIA -- Insured by Municipal Bond Investors Assurance
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
See accompanying notes to financial statements.
                                                                              15

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida logo appears here)

ASSETS:
   Investments at value (identified cost $148,297,490)...........................................................  $155,377,801
   Receivable for securities sold................................................................................     5,718,289
   Interest receivable...........................................................................................     2,721,071
   Receivable for Fund shares sold...............................................................................       367,402
   Prepaid expenses..............................................................................................         1,979
         Total assets............................................................................................   164,186,542
LIABILITIES:
   Due to custodian bank.........................................................................................           318
   Payable for securities purchased..............................................................................     4,574,606
   Dividends payable.............................................................................................       411,980
   Accrued expenses..............................................................................................        92,433
   Accrued advisory fee..........................................................................................        46,424
   Distribution fee payable......................................................................................        40,809
   Payable for Fund shares redeemed..............................................................................        25,546
         Total liabilities.......................................................................................     5,192,116
NET ASSETS.......................................................................................................  $158,994,426
NET ASSETS CONSIST OF:
   Paid-in capital...............................................................................................  $149,891,408
   Undistributed net investment income...........................................................................        79,387
   Undistributed net realized gain on investment transactions....................................................     1,943,320
   Net unrealized appreciation of investments....................................................................     7,080,311
         Net assets..............................................................................................  $158,994,426
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($111,099,192)(11,314,287 shares of beneficial interest outstanding)............................  $       9.82
   Sales charge -- 4.75% of offering price.......................................................................           .49
         Maximum offering price..................................................................................  $      10.31
   Class B Shares ($29,810,900)(3,036,093 shares of beneficial interest outstanding)..............................  $       9.82
   Class Y Shares ($18,084,334)(1,841,748 shares of beneficial interest outstanding)..............................  $       9.82

See accompanying notes to financial statements.
16

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(Florida logo appears here)

INVESTMENT INCOME:
   Interest........................................................................................               $4,752,542
EXPENSES:
   Advisory fee....................................................................................  $  388,750
   Administrative personnel and service fees.......................................................      34,042
   Distribution fee -- Class A Shares..............................................................     140,340
   Distribution fee -- Class B Shares..............................................................     108,461
   Shareholder services fee -- Class B Shares......................................................      36,154
   Transfer agent fee..............................................................................      60,588
   Custodian fee...................................................................................      41,492
   Reports and notices to shareholders.............................................................      34,872
   Registration and filing fees....................................................................      32,556
   Professional fees...............................................................................      11,484
   Insurance expense...............................................................................       6,583
   Trustees' fees and expenses.....................................................................       1,979
   Miscellaneous...................................................................................       7,394
                                                                                                        904,695
   Less: Fee waivers and expense reimbursements....................................................    (213,305)
         Net expenses..............................................................................                  691,390
Net investment income..............................................................................                4,061,152
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions....................................................                2,695,333
   Net increase in unrealized appreciation of investments..........................................                  224,558
   Net gain on investments.........................................................................                2,919,891
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...............................................               $6,981,043

See accompanying notes to financial statements.
                                                                              17

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Florida logo appears here)

                                                                                                 SIX MONTHS
                                                                                                    ENDED              YEAR
                                                                                                FEBRUARY 28,           ENDED
                                                                                                    1997            AUGUST 31,
                                                                                                 (UNAUDITED)           1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income....................................................................    $   4,061,152      $   8,509,981
   Net realized gain on investment transactions.............................................        2,695,333          1,550,230
   Net change in unrealized appreciation of investments.....................................          224,558         (2,163,335)
      Net increase in net assets resulting from operations..................................        6,981,043          7,896,876
DISTRIBUTIONS TO SHAREHOLDERS:
   FROM NET INVESTMENT INCOME:
   Class A Shares...........................................................................       (3,038,445)        (6,726,492)
   Class B Shares...........................................................................         (648,985)        (1,290,196)
   Class Y Shares...........................................................................         (393,167)          (417,123)
         Total distributions from net investment income.....................................       (4,080,597)        (8,433,811)
   FROM NET REALIZED GAINS:
   Class A Shares...........................................................................         (665,344)                --
   Class B Shares...........................................................................         (171,649)                --
   Class Y Shares...........................................................................          (81,865)                --
         Total distributions from net realized gains........................................         (918,858)                --
      Total distributions to shareholders...................................................       (4,999,455)        (8,433,811)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold................................................................       13,815,493         23,857,675
   Proceeds from reinvestment of distributions..............................................        1,629,597          2,678,816
   Payment for shares redeemed..............................................................      (15,262,974)       (36,571,005)
      Net increase (decrease) resulting from Fund share transactions........................          182,116        (10,034,514)
      Net increase (decrease) in net assets.................................................        2,163,704        (10,571,449)
NET ASSETS:
   Beginning of period......................................................................      156,830,722        167,402,171
   End of period (includes undistributed net investment income of $79,387 and $98,832,
     respectively)..........................................................................    $ 158,994,426      $ 156,830,722

See accompanying notes to financial statements.
18

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Florida logo appears here)

                                                                                   CLASS A SHARES
                                                         SIX MONTHS           YEAR       FOUR MONTHS
                                                            ENDED            ENDED          ENDED
                                                      FEBRUARY 28, 1997    AUGUST 31,    AUGUST 31,        YEAR ENDED APRIL 30,
                                                         (UNAUDITED)          1996         1995*|           1995|       1994|
PER SHARE DATA:
Net asset value, beginning of period...............           $9.70            $9.74          $9.61           $9.52       $9.95
Income from investment operations:
  Net investment income............................             .26              .54            .19             .54         .56
  Net realized and unrealized gain (loss) on
    investments....................................             .18             (.04)           .22             .11        (.36)
    Total from investment operations...............             .44              .50            .41             .65         .20
Less distributions to shareholders from:
  Net investment income............................            (.26)            (.54)          (.19)           (.54)       (.56)
  In excess of net investment income...............              --               --           (.03)             --          --
  Net realized gain on investments.................            (.06)              --           (.06)           (.02)       (.07)
    Total distributions............................            (.32)            (.54)          (.28)           (.56)       (.63)
Net asset value, end of period.....................           $9.82            $9.70          $9.74           $9.61       $9.52
TOTAL RETURN+......................................            4.6%             5.1%           4.2%            7.1%        1.9%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........        $111,099         $115,723       $136,449        $168,542    $199,612
Ratios to average net assets:
  Expenses.........................................            .73%++**         .63%**         .82%++**        .61%        .56%
  Net investment income............................           5.39%++**        5.46%**        4.89%++**       5.73%       5.37%
Portfolio turnover rate............................              7%              30%            29%             53%         32%

                                                 CLASS A SHARES
                                                   YEAR ENDED
                                                    APRIL 30,
                                                     1993|
PER SHARE DATA:
Net asset value, beginning of period...............     $9.35
Income from investment operations:
  Net investment income............................       .56
  Net realized and unrealized gain (loss) on
    investments....................................       .67
    Total from investment operations...............      1.23
Less distributions to shareholders from:
  Net investment income............................      (.56)
  In excess of net investment income...............        --
  Net realized gain on investments.................      (.07)
    Total distributions............................      (.63)
Net asset value, end of period.....................     $9.95
TOTAL RETURN+......................................     13.6%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........  $198,286
Ratios to average net assets:
  Expenses.........................................      .58%
  Net investment income............................     5.66%
Portfolio turnover rate............................       24%

*  The Fund changed its fiscal year end from April 30 to August 31.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sale charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                  CLASS A SHARES
                                                                      SIX MONTHS
                                                                        ENDED             YEAR       FOUR MONTHS
                                                                     FEBRUARY 28,        ENDED          ENDED
                                                                         1997          AUGUST 31,    AUGUST 31,
                                                                     (UNAUDITED)          1996          1995*
Expenses........................................................         1.05%             .95%         1.05%
Net investment income...........................................         5.07%            5.14%         4.66%

| On June 30, 1995, ABT Florida Tax-Free Fund sold its net assets to First Union
  Florida Municipal Bond Portfolio which was subsequently renamed Evergreen Florida Municipal Bond Fund. ABT Florida Tax-Free Fund was the accounting survivor in the combination. Accordingly, the information stated in the above table prior to the combination reflects the results of ABT Florida Tax-Free Fund. The net asset values per share and related per share data have been restated to reflect the conversion of shares.
See accompanying notes to financial statements.
                                                                              19

                     EVERGREEN FLORIDA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Florida logo appears here)

                                                         CLASS B SHARES                              CLASS Y SHARES
                                          SIX MONTHS                                            SIX MONTHS
                                            ENDED             YEAR        JUNE 30, 1995*          ENDED             YEAR
                                         FEBRUARY 28,        ENDED           THROUGH           FEBRUARY 28,        ENDED
                                             1997          AUGUST 31,       AUGUST 31,             1997          AUGUST 31,
                                         (UNAUDITED)          1996             1995            (UNAUDITED)          1996
PER SHARE DATA:
Net asset value, beginning of
  period............................          $9.70            $9.74            $9.67               $9.70            $9.74
Income from investment operations:
  Net investment income.............            .22              .44              .07                 .26              .53
  Net realized and unrealized gain
    (loss) on investments...........            .18             (.04)             .10                 .18             (.03)
    Total from investment
      operations....................            .40              .40              .17                 .44              .50
Less distributions to shareholders
  from:
  Net investment income.............           (.22)            (.44)            (.07)               (.26)            (.54)
  In excess of net investment
    income..........................             --               --             (.03)                 --               --
  Net realized gain on
    investments.....................           (.06)              --               --                (.06)              --
    Total distributions.............           (.28)            (.44)            (.10)               (.32)            (.54)
Net asset value, end of period......          $9.82            $9.70            $9.74               $9.82            $9.70
TOTAL RETURN+.......................           4.1%             4.2%             1.5%                4.6%             5.2%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's
  omitted)..........................        $29,811          $28,849          $27,351             $18,084          $12,259
Ratios to average net assets:
  Expenses**........................          1.65%++          1.56%            1.44%++              .65%++           .57%
  Net investment income**...........          4.45%++          4.52%            3.22%++             5.46%++          5.55%
Portfolio turnover rate.............             7%              30%              29%                  7%              30%

                                       CLASS Y SHARES
                                       JUNE 30, 1995*
                                          THROUGH
                                         AUGUST 31,
                                            1995
PER SHARE DATA:
Net asset value, beginning of
  period............................        $9.67
Income from investment operations:
  Net investment income.............          .09
  Net realized and unrealized gain
    (loss) on investments...........          .10
    Total from investment
      operations....................          .19
Less distributions to shareholders
  from:
  Net investment income.............         (.09)
  In excess of net investment
    income..........................         (.03)
  Net realized gain on
    investments.....................           --
    Total distributions.............         (.12)
Net asset value, end of period......        $9.74
TOTAL RETURN+.......................         1.7%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's
  omitted)..........................       $3,602
Ratios to average net assets:
  Expenses**........................         .59%++
  Net investment income**...........        4.93%++
Portfolio turnover rate.............          29%

*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                     CLASS B SHARES                            CLASS Y SHARES
                                        SIX MONTHS          YEAR      JUNE 30, 1995*      SIX MONTHS          YEAR
                                           ENDED           ENDED         THROUGH             ENDED           ENDED
                                     FEBRUARY 28, 1997   AUGUST 31,     AUGUST 31,     FEBRUARY 28, 1997   AUGUST 31,
                                        (UNAUDITED)        1996*           1995           (UNAUDITED)         1996
Expenses...........................        1.80%            1.76%          1.64%              .80%             .77%
Net investment income..............        4.30%            4.32%          3.02%             5.31%            5.35%

                                     CLASS Y SHARES
                                     JUNE 30, 1995*
                                        THROUGH
                                       AUGUST 31,
                                          1995
Expenses...........................        .79%
Net investment income..............       4.73%

See accompanying notes to financial statements.
20

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Georgia logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- 103.9%
            GEORGIA -- 97.7%
 $   500    Appling Cnty. Dev. Auth. PCR,
            7.15%, 1/1/21, (MBIA)................. $   562,380
     300    Butts Cnty. COP,
            6.75%, 12/1/14, (MBIA)................     336,240
   1,100    Cartersville, Dev. Auth. RB,
            Wtr. & Waste Facs.,
            7.40%, 11/1/10........................   1,297,405
     120    Cartersville, GO,
            6.70%, 1/1/12.........................     137,639
     500    Cherokee Cnty. Wtr. & Swr.
            Auth. Ref. & Impt. RB,
            5.50%, 8/1/18, (MBIA).................     499,975
     500    Clayton Cnty.
            Hsg. Auth. Mtg. RB,
            7.125%, 12/1/25, (FHA/VA).............     528,545
   1,000    Coffee Cnty. Hosp. Auth. RB,
            6.75%, 12/1/16........................     977,490
     500    DeKalb Cnty. Hsg. Auth. RB,
            The Lakes at Indian Creek Proj.,
            7.15%, 1/1/25, (FSA)..................     525,150
     500    DeKalb Cnty.
            Sch. Dist., (Ser. A),
            6.25%, 7/1/11.........................     554,175
     600    Fayette Cnty. Sch. Dist.,
            6.125%, 3/1/15........................     628,962
     500    Forsyth Cnty. Sch. Dist. GO,
            6.75%, 7/1/16.........................     579,035
     600    Fulton Cnty. Hsg. Auth. RB,
            (Ser. C),
            6.90%, 1/1/28.........................     599,922
     400    Fulton Cnty. Wtr. & Swr. RB
            6.375%, 1/1/14, (FGIC)................     447,952
     500    George L. Smith II, World
            Congress Ctr. Auth. RB,
            Domed Stadium Proj.,
            7.875%, 7/1/20........................     548,755
     395    Georgia State, Hsg. & Fin.
            Auth. RB, (Ser. A),
            6.55%, 12/1/27........................     406,973
     400    Georgia State, Muni. Elec.
            Auth. Pwr. RB, (Ser. EE),
            7.25%, 1/1/24, (AMBAC)................     493,640
     500    Glynn-Brunswick
            Mem. Hosp. Auth. RB,
            6.00%, 8/1/16, (MBIA).................     515,835
     500    Hall Cnty. Sch. Dist. GO,
            6.70%, 12/1/14........................     561,565

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
    $330    Metro Atlanta Rapid Tran.
            Auth. Sales Tax RB,
            7.00%, 7/1/11, (FGIC)................. $   387,654
     500    Putnam Cnty. Sch. Dist. GO,
            6.90%, 2/1/14, (AMBAC)................     563,005
            Savannah, Hosp. Auth. RB
            St. Josephs Hosp. Proj.,
     800    6.125%, 7/1/12........................     833,024
     500    6.20%, 7/1/23.........................     505,460
     300    Washington Cnty. Sch. Dist. GO,
            6.875%, 1/1/14, (AMBAC)...............     337,041
                                                    12,827,822
            TEXAS -- 6.2%
     300    Dallas Fort Worth Intl. Arpt.
            Fac. Impt. Corp. RB,
            American Airlines Inc.,
            6.00%, 11/1/14........................     297,936
     500    Lufkin Hlth. Facs. Dev. Corp. RB,
            6.875%, 2/15/26.......................     520,210
                                                       818,146
              TOTAL LONG-TERM MUNICIPAL SECURITIES
                 (COST $12,974,911)...............  13,645,968

[CAPTION]

 SHARES
MUTUAL FUND SHARES -- 3.3%
438,000    Federated Municipal Obligations Fund
            (COST $438,000).......................     438,000

              TOTAL INVESTMENTS --
                 (COST $13,412,911)........ 107.2%  14,083,968
              OTHER ASSETS AND
                 LIABILITIES -- NET........  (7.2)    (946,081)
              NET ASSETS --................ 100.0% $13,137,887

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance
  Corporation
COP -- Certificate of Participation
FGIC -- Insured by Financial Guaranty Insurance Company
FHA/VA -- Insured by Federal Housing Authority/Veteran
  Administration
FSA -- Insured by Financial Security Assurance Company
GO -- General Obligation Bond
MBIA -- Insured by Municipal Bond Investors Assurance
  Company
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
See accompanying notes to financial statements.
                                                                              21

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Georgia logo appears here)

ASSETS:
   Investments at value (identified cost $13,412,911).............................................................  $14,083,968
   Cash...........................................................................................................          935
   Interest receivable............................................................................................      167,837
   Receivable for Fund shares sold................................................................................       12,120
   Prepaid expenses...............................................................................................        4,178
         Total assets.............................................................................................   14,269,038
LIABILITIES:
   Payable for securities purchased...............................................................................      983,820
   Accrued expenses...............................................................................................      122,324
   Dividends payable..............................................................................................       13,452
   Distribution fee payable.......................................................................................        6,502
   Payable for Funds shares repurchased...........................................................................        5,053
         Total liabilities........................................................................................    1,131,151
NET ASSETS........................................................................................................  $13,137,887
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $13,100,249
   Accumulated net realized loss on investment transactions.......................................................     (633,419)
   Net unrealized appreciation of investments.....................................................................      671,057
         Net assets...............................................................................................  $13,137,887
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($2,186,062)(224,162 shares of beneficial interest outstanding)..................................  $      9.75
   Sales charge -- 4.75% of offering price........................................................................          .49
         Maximum offering price...................................................................................  $     10.24
   Class B Shares ($9,560,901)(980,367 shares of beneficial interest outstanding)..................................  $      9.75
   Class Y Shares ($1,390,924)(142,608 shares of beneficial interest outstanding)..................................  $      9.75

See accompanying notes to financial statements.
22

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(Georgia logo appears here)

INVESTMENT INCOME:
   Interest............................................................................................              $387,294
EXPENSES:
   Advisory fee........................................................................................  $  32,760
   Administrative personnel and services fees..........................................................      1,631
   Distribution fee -- Class A Shares..................................................................      2,695
   Distribution fee -- Class B Shares..................................................................     34,567
   Shareholder services fee -- Class B Shares..........................................................     11,522
   Custodian fee.......................................................................................     29,877
   Registration and filing fees........................................................................     19,747
   Transfer agent fee..................................................................................     19,072
   Professional fees...................................................................................     10,093
   Insurance expense...................................................................................      4,488
   Reports and notices to shareholders.................................................................      3,120
   Trustees' fees and expenses.........................................................................        342
   Miscellaneous.......................................................................................      4,670
                                                                                                           174,584
   Less: Fee waivers and expense reimbursements........................................................    (80,731)
         Net expenses..................................................................................                93,853
Net investment income..................................................................................               293,441
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions........................................................                50,347
   Net increase in unrealized appreciation of investments..............................................               193,886
Net gain on investments................................................................................               244,233
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS...................................................              $537,674

See accompanying notes to financial statements.
                                                                              23

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Georgia logo appears here)

                                                                                                   SIX MONTHS
                                                                                                     ENDED
                                                                                                  FEBRUARY 28,   YEAR ENDED
                                                                                                      1997       AUGUST 31,
                                                                                                  (UNAUDITED)       1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $    293,441   $   565,522
   Net realized gain on investment transactions.................................................        50,347        28,904
   Net change in unrealized appreciation of investments.........................................       193,886        57,035
      Net increase in net assets resulting from operations......................................       537,674       651,461
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................       (54,054)     (100,626)
   Class B Shares...............................................................................      (196,710)     (357,853)
   Class Y Shares...............................................................................       (44,026)     (109,101)
      Total distributions to shareholders.......................................................      (294,790)     (567,580)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................     1,368,881     5,651,629
   Proceeds from reinvestment of distributions..................................................       212,394       366,974
   Payment for shares redeemed..................................................................    (1,530,660)   (4,232,687)
      Net increase resulting from Fund share transactions.......................................        50,615     1,785,916
      Net increase in net assets................................................................       293,499     1,869,797
NET ASSETS:
   Beginning of period..........................................................................    12,844,388    10,974,591
   End of period (includes undistributed net investment income of $1,349 at August 31, 1996)....  $ 13,137,887   $12,844,388

See accompanying notes to financial statements.
24

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Georgia logo appears here)

                                                                                            CLASS A SHARES
                                                                          SIX MONTHS
                                                                            ENDED                  EIGHT MONTHS      YEAR
                                                                         FEBRUARY 28,  YEAR ENDED     ENDED         ENDED
                                                                             1997      AUGUST 31,   AUGUST 31,   DECEMBER 31,
                                                                         (UNAUDITED)      1996        1995#          1994
PER SHARE DATA:
Net asset value, beginning of period....................................     $9.57        $9.47        $8.74        $10.19
Income (loss) from investment operations:
  Net investment income.................................................       .24          .48          .33           .48
  Net realized and unrealized gain (loss) on investments................       .18          .10          .73         (1.45)
    Total from investment operations....................................       .42          .58         1.06          (.97)
Less distributions to shareholders from net investment income...........      (.24)        (.48)        (.33)         (.48)
Net asset value, end of period..........................................     $9.75        $9.57        $9.47         $8.74
TOTAL RETURN+...........................................................      4.4%         6.2%        12.3%         (9.6%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...............................    $2,186       $1,954       $2,098        $1,387
Ratios to average net assets:
  Expenses**............................................................      .94%++       .88%         .71%++        .53%
  Net investment income**...............................................     4.99%++      4.96%        5.39%++       5.26%
Portfolio turnover rate.................................................       26%          21%          91%          147%

                                                                        CLASS A SHARES
                                                                            JULY 2,
                                                                             1993*
                                                                            THROUGH
                                                                          DECEMBER 31,
                                                                              1993
PER SHARE DATA:
Net asset value, beginning of period....................................     $10.00
Income (loss) from investment operations:
  Net investment income.................................................        .20
  Net realized and unrealized gain (loss) on investments................        .19
    Total from investment operations....................................        .39
Less distributions to shareholders from net investment income...........       (.20)
Net asset value, end of period..........................................     $10.19
TOTAL RETURN+...........................................................       4.0%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...............................       $817
Ratios to average net assets:
  Expenses**............................................................       .25%++
  Net investment income**...............................................      4.71%++
Portfolio turnover rate.................................................        15%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                       CLASS A SHARES
                                                              SIX MONTHS                                              JULY 2,
                                                                ENDED                  EIGHT MONTHS       YEAR         1993*
                                                             FEBRUARY 28,  YEAR ENDED     ENDED          ENDED        THROUGH
                                                                 1997      AUGUST 31,   AUGUST 31,    DECEMBER 31,  DECEMBER 31,
                                                             (UNAUDITED)      1996        1995#           1994          1993
Expenses....................................................     2.32%        2.82%        2.83%          3.61%         6.82%
Net investment income (loss)................................     3.61%        3.02%        3.27%          2.18%        (1.86%)

See accompanying notes to financial statements.
                                                                              25

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Georgia logo appears here)

                                                                                       CLASS B SHARES
                                                                  SIX MONTHS
                                                                    ENDED                      EIGHT MONTHS        YEAR
                                                                 FEBRUARY 28,    YEAR ENDED       ENDED           ENDED
                                                                     1997        AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                 (UNAUDITED)        1996          1995#            1994
PER SHARE DATA:
Net asset value, beginning of period............................     $9.57          $9.47          $8.74           $10.19
Income (loss) from investment operations:
  Net investment income.........................................       .20            .41            .28              .43
  Net realized and unrealized gain (loss) on investments........       .18            .10            .73            (1.45)
    Total from investment operations............................       .38            .51           1.01            (1.02)
Less distributions to shareholders from net investment income...      (.20)          (.41)          (.28)            (.43)
Net asset value, end of period..................................     $9.75          $9.57          $9.47            $8.74
TOTAL RETURN+...................................................      4.1%           5.4%          11.7%           (10.2%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).......................    $9,561         $9,271         $7,538           $6,912
Ratios to average net assets:
  Expenses**....................................................     1.69%++        1.63%          1.46%++          1.13%
  Net investment income**.......................................     4.25%++        4.21%          4.64%++          4.66%
Portfolio turnover rate.........................................       26%            21%            91%             147%

                                                                    JULY 2,
                                                                     1993*
                                                                    THROUGH
                                                                  DECEMBER 31,
                                                                      1993
PER SHARE DATA:
Net asset value, beginning of period............................     $10.00
Income (loss) from investment operations:
  Net investment income.........................................        .18
  Net realized and unrealized gain (loss) on investments........        .19
    Total from investment operations............................        .37
Less distributions to shareholders from net investment income...       (.18)
Net asset value, end of period..................................     $10.19
TOTAL RETURN+...................................................       3.7%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).......................     $3,692
Ratios to average net assets:
  Expenses**....................................................       .75%++
  Net investment income**.......................................      4.15%++
Portfolio turnover rate.........................................        15%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                       CLASS B SHARES
                                                              SIX MONTHS                                              JULY 2,
                                                                ENDED                  EIGHT MONTHS      YEAR          1993*
                                                             FEBRUARY 28,  YEAR ENDED     ENDED         ENDED         THROUGH
                                                                 1997      AUGUST 31,   AUGUST 31,   DECEMBER 31,   DECEMBER 31,
                                                             (UNAUDITED)      1996        1995#          1994           1993
Expenses....................................................     3.08%        3.54%        3.58%         4.21%           7.32%
Net investment income (loss)................................     2.86%        2.30%        2.52%         1.58%          (2.42%)

See accompanying notes to financial statements.
26

                     EVERGREEN GEORGIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Georgia logo appears here)

                                                                                         CLASS Y SHARES
                                                                            SIX MONTHS
                                                                              ENDED                      EIGHT MONTHS
                                                                           FEBRUARY 28,    YEAR ENDED       ENDED
                                                                               1997        AUGUST 31,     AUGUST 31,
                                                                           (UNAUDITED)        1996          1995#
PER SHARE DATA:
Net asset value, beginning of period......................................     $9.57          $9.47          $8.74
Income (loss) from investment operations:
  Net investment income...................................................       .25            .50            .35
  Net realized and unrealized gain (loss) on investments..................       .18            .10            .73
    Total from investment operations......................................       .43            .60           1.08
Less distributions to shareholders from net investment income.............      (.25)          (.50)          (.35)
Net asset value, end of period............................................     $9.75          $9.57          $9.47
TOTAL RETURN+.............................................................      4.6%           6.5%          12.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).................................    $1,391         $1,620         $1,339
Ratios to average net assets:
  Expenses**..............................................................      .69%++         .63%           .46%++
  Net investment income**.................................................     5.24%++        5.21%          5.64%++
Portfolio turnover rate...................................................       26%            21%            91%

                                                                              CLASS Y SHARES
                                                                            FEBRUARY 28, 1994*
                                                                                 THROUGH
                                                                            DECEMBER 31, 1994
PER SHARE DATA:
Net asset value, beginning of period......................................         $9.83
Income (loss) from investment operations:
  Net investment income...................................................           .42
  Net realized and unrealized gain (loss) on investments..................         (1.09)
    Total from investment operations......................................          (.67)
Less distributions to shareholders from net investment income.............          (.42)
Net asset value, end of period............................................         $8.74
TOTAL RETURN+.............................................................         (6.9%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).................................          $284
Ratios to average net assets:
  Expenses**..............................................................          .31%++
  Net investment income**.................................................         5.68%++
Portfolio turnover rate...................................................          147%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                           CLASS Y SHARES
                                                                      SIX MONTHS
                                                                        ENDED                  EIGHT MONTHS   FEBRUARY 28, 1994*
                                                                     FEBRUARY 28,  YEAR ENDED     ENDED            THROUGH
                                                                         1997      AUGUST 31,   AUGUST 31,       DECEMBER 31,
                                                                     (UNAUDITED)      1996        1995#              1994
Expenses............................................................     2.09%        2.51%        2.58%             3.39%
Net investment income...............................................     3.84%        3.33%        3.52%             2.60%

See accompanying notes to financial statements.
                                                                              27

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(New Jersey logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- 95.0%
            NEW JERSEY -- 84.2%
    $250    Bayshore Regional Swr. Auth.
            RB, Subordinated Swr.,
            5.50%, 4/1/12, (MBIA)................. $   252,885
   1,000    Bergen Cnty. GO,
            5.25%, 10/1/10........................   1,005,600
   1,000    Bergen Cnty. Utils. PCR,
            (Ser. A),
            5.50%, 12/15/06, (FGIC)...............   1,048,550
            Burlington Cnty. Bridge
            Commission Sys. RB,
     500    5.30%, 10/1/13........................     497,790
            Burlington Cnty. GO,
     750    4.40%, 3/15/01........................     751,140
     500    4.875%, 11/15/09......................     484,530
   1,000    6.95%, 9/15/97........................   1,018,200
     500    Camden Cnty. Impt.
            Auth. Lease RB,
            5.625%, 10/1/15, (MBIA)...............     503,740
     500    Camden Cnty. Impt.
            Auth. Lease RB,
            6.00%, 12/1/12........................     505,285
     500    Camden Cnty. Muni Utils.
            Auth. Swr. RB,
            5.125%, 7/15/17, (FGIC)...............     475,395
     500    Cape May Cnty. Muni Utils.
            Auth. Swr. RB, (Ser. A),
            5.75%, 1/1/16, (MBIA).................     503,405
   1,000    Delaware River & Bay Auth. RB,
            5.00%, 1/1/17, (MBIA).................     924,090
     475    Delaware River Joint Toll
            Bridge Commission RB,
            6.25%, 7/1/12.........................     504,094
     500    Delaware River Port
            Auth. of PA & NJ RB,
            5.40%, 1/1/15, (FGIC).................     494,770
     200    Edison Township, GO,
            6.50%, 6/1/09.........................     224,296
            Essex Cnty. Utils. Auth.
            Solid Waste RB,
     250    5.50%, 4/1/11, (FSA)..................     253,092
     250    5.60%, 4/1/16, (FSA)..................     247,960
   1,000    Gloucester Cnty. Solid
            Waste RB, (Ser. A),
            6.20%, 9/1/07.........................   1,059,620

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
    $500    Gloucester Cnty. Utils.
            Auth. Swr. RB,
            6.50%, 1/1/21......................... $   541,305
     200    Hoboken, GO,
            6.65%, 8/1/11.........................     220,572
     250    Hudson Cnty. GO
            5.125%, 8/1/08, (AMBAC)...............     250,955
     400    Lakewood Township
            School District GO,
            6.25%, 2/15/12, (AMBAC)...............     441,972
     500    Manalapan Regl. Brd. Ed. GO,
            5.00%, 5/1/05.........................     508,355
     305    Mercer Cnty. Imp. Auth. RB,
            6.05%, 1/1/11.........................     304,991
     150    Millburn Township, GO,
            6.00%, 7/15/99........................     156,983
     800    Monmouth Cnty. Impt. Auth. GO,
            Correctional Facs. Monmouth Proj.,
            6.40%, 8/1/08.........................     854,816
            New Jersey Bldg. Auth. RB,
     500    5.00%, 6/15/13........................     476,900
     500    5.00%, 6/15/18........................     458,835
     300    6.25%, 6/15/13........................     319,380
     300    New Jersey Eco. Dev. Auth.
            RB, (Ser. A),
            6.60%, 8/1/21.........................     318,969
     400    New Jersey Eco. Dev.
            Auth. RB, NJ American
            Wtr. Co. Proj. A,
            5.35%, 6/1/23, (FGIC).................     375,844
     500    New Jersey Eco. Dev.
            Auth. RB, NJ Performing
            Arts Ctr. Proj.,
            5.50%, 6/15/13, (AMBAC)...............     501,730
   1,000    New Jersey Eco. Dev. Auth. RB,
            Public Schs. Small Proj. Loan Prog.,
            5.40%, 8/15/13........................     994,370
     400    New Jersey Edl. Facs. Auth. RB,
            6.375%, 7/1/11, (MBIA)................     423,620
     325    New Jersey Edl. Facs. Auth. RB, (Ser.
            A),
            5.70%, 7/1/97.........................     327,379
     250    New Jersey Edl. Facs. Auth.
            RB, (Ser. B),
            6.50%, 7/1/11.........................     272,278

28

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(New Jersey logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE

LONG-TERM MUNICIPAL SECURITIES -- CONTINUED

            NEW JERSEY -- CONTINUED
    $500    New Jersey Edl. Facs. Auth.
            RB, (Ser. C),
            6.375%, 7/1/22........................ $   534,410
     500    New Jersey Edl. Facs. Auth.
            RB, (Ser. D),
            6.20%, 7/1/17, (AMBAC)................     527,030
     500    New Jersey Edl. Facs. Auth.
            RB, Seton Hall Univ. Proj., (Ser. E),
            5.625%, 7/1/19, (MBIA)................     494,630
     185    New Jersey Health Care Facs.
            Financing Auth. Robert Wood
            Johnson Univ. Hosp., (Ser. E),
            6.625%, 7/1/16........................     199,648
     750    New Jersey Health Care Facs.
            Financing Auth. Atlantic
            City Med. Center RB,
            6.80%, 7/1/05.........................     813,015
     400    New Jersey Health Care Facs.
            Financing Auth. RB,
            6.50%, 7/1/12.........................     432,680
     750    New Jersey Health Care Facs.
            Financing Auth. RB
            Hackensack Medical Center,
            6.625%, 7/1/17, (FGIC)................     809,385
     300    New Jersey Health Care Facs.
            Financing Auth. RB, Mercer
            Medical Center, (Ser. E),
            6.45%, 7/1/05, (MBIA).................     324,051
     500    New Jersey Health Care Facs.
            Financing Auth. Shore Mem.
            Hosp. Health Care Sys. RB,
            5.00%, 7/1/12, (MBIA).................     482,820
     500    New Jersey Hwy. Auth. RB,
            6.25%, 1/1/14.........................     532,190
   1,000    New Jersey Sports & Exposition
            RB, (Ser. A),
            6.00%, 3/1/21.........................   1,026,460
     190    New Jersey State Turnpike RB,
            6.75%, 1/1/09.........................     212,173
     300    New Jersey Transit Corp. COP,
            6.50%, 10/1/16, (FSA).................     331,593
     200    New Jersey Trans.
            Trust Fund Auth., RB,
            4.40%, 6/15/99........................     201,694
   1,000    New Jersey Trans.
            Trust Fund Auth., (Ser. B),
            6.50%, 6/15/10, (MBIA)................   1,129,750
     300    New Jersey Turnpike Auth.
            RB, (Ser. A),
            6.40%, 1/1/02.........................     321,699

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $ 2,000    New Jersey Turnpike Auth.
            RB, (Ser. C),
            6.50%, 1/1/16, (FSA).................. $ 2,237,660
     200    New Jersey St. (Ser. A), GO,
            6.80%, 9/15/10........................     222,392
     500    New Jersey St. (Ser. D), GO,
            5.25%, 2/15/01........................     517,135
     400    New Jersey St. (Ser. E), GO,
            6.00%, 7/15/07........................     436,464
     350    North Jersey Dist. Wtr.
            Supply RB, Wanaque North
            Proj., (Ser. B),
            6.25%, 11/15/17, (MBIA)...............     370,366
            North Jersey Dist. Wtr.
            Supply RB, Wanque South Proj.,
     500    6.00%, 7/1/12, (MBIA).................     524,340
     400    6.50%, 7/1/21, (MBIA).................     444,636
     500    Ocean Cnty. GO Utils. Auth., (Ser. A),
            5.75%, 1/1/18.........................     503,325
     200    Old Bridge Township GO,
            6.55%, 7/15/09, (FGIC)................     218,754
     500    Old Bridge Township Muni.
            Utils. Auth. RB,
            6.25%, 11/1/16, (FGIC)................     531,210
     500    Passaic Valley Sewage
            Commisioners RB, (Ser. D),
            5.75%, 12/1/13, (AMBAC)...............     510,290
     500    Pennsauken Township School
            Dist. GO,
            5.00%, 3/1/10.........................     487,400
     500    Port Auth. NY & NJ RB,
            5.00%, 7/15/11, (AMBAC)...............     487,955
            Port Auth. NY & NJ RB, (Ser. 102),
     500    5.625%, 10/15/13, (MBIA)..............     505,055
     900    6.75%, 8/1/26.........................     970,875
     500    Rutgers St University RB, (Ser. 1),
            5.25%, 5/1/12.........................     493,785
     500    Sparta Township GO,
            5.80%, 9/1/23, (MBIA).................     505,455
     500    Stafford Muni. Utils. Auth.
            Wtr. & Swr. RB,
            6.25%, 6/1/14, (MBIA).................     530,735
     500    Stony Brook Regional Sewage
            Auth. RB, (Ser. B),
            5.45%, 12/1/12........................     501,845
     500    Trenton GO,
            6.55%, 8/15/09, (MBIA)................     549,320

                                                                              29

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)

(New Jersey logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            NEW JERSEY -- CONTINUED
            University Medicine &
            Dentistry RB, (Ser. E),
 $   400    5.75%, 12/1/21........................ $   422,224
     500    6.50%, 12/1/18........................     552,270
     200    Washington Township Muni.
            Utils. Auth. Sys. RB, (Ser. A),
            6.70%, 2/1/11, (AMBAC)................     220,176
   1,000    West Windsor, GO,
            5.50%, 12/1/10, (FGIC)................   1,018,620
     500    Winslow Township GO,
            6.50%, 10/1/18, (FGIC)................     548,895
                                                    41,188,106
            NEW YORK -- 1.7%
   1,000    Port Auth. NY & NJ
            Consolidated Ninety Second,
            4.75%, 1/15/29........................     855,860
            PENNSYLVANIA -- 2.0%
   1,000    Delaware River Port Auth. PA
            & NJ, RB, (Ser. 1995),
            5.40%, 1/1/16, (FGIC).................     977,960
            PUERTO RICO -- 7.1%
            Puerto Rico Commonwealth GO,
     500    5.50%, 7/1/13.........................     489,415
     300    6.80%, 7/1/21.........................     338,406
     500    6.00%, 7/1/14.........................     508,850
     500    Puerto Rico Commonwealth Hwy.
            & Trans. Auth., (Ser. Z),
            6.00%, 7/1/18, (FSA)..................     537,035
            Puerto Rico Elec. Pwr. Auth. RB,
     275    6.50%, 7/1/05, (MBIA).................     310,027
     500    7.00%, 7/1/21 (MBIA)..................     562,285
     400    Puerto Rico Pub. Bldgs. Auth.
            Gtd. Hlth. Facs. RB, (Ser. J),
            7.00%, 7/1/19.........................     423,352

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
            PUERTO RICO -- CONTINUED
    $250    Puerto Rico Pub. Bldgs. Auth.
            Gtd. RB,
            6.25%, 7/1/09, (AMBAC)................ $   278,747
                                                     3,448,117
            TOTAL LONG-TERM MUNICIPAL SECURITIES
            (COST $44,941,547)....................  46,470,043

 SHARES
MUTUAL FUND SHARES -- 5.9%
  451,791   Dreyfus New Jersey Municipal Money
            Market Fund...........................     451,791
2,430,660   Federated New Jersey
            Municipal Cash Trust..................   2,430,660

              TOTAL MUTUAL FUND SHARES
                (COST $2,882,451).........          2,882,451
              TOTAL INVESTMENTS
                (COST $47,823,998)........ 100.9 %  49,352,494
              OTHER ASSETS AND
                LIABILITIES -- NET........  (.9)     (448,909)
              NET ASSETS.................. 100.0 % $48,903,585

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance
Corporation
COP -- Certificate of Participation
FGIC -- Insured by Federal Guaranty Insurance Corporation
FSA -- Insured by Financial Security Assurance
GO -- General Obligation Bond
MBIA -- Insured by Municipal Bond Investors Assurance
PCR -- Pollution Control Revenue Bond
RB -- Revenue Bond
See accompanying notes to financial statements.
30

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(New Jersey logo appears here)

ASSETS:
   Investments at value (identified cost $47,823,998).............................................................  $49,352,494
   Interest receivable............................................................................................      605,962
   Receivable for Fund shares sold................................................................................      187,050
   Prepaid expenses...............................................................................................        5,250
         Total assets.............................................................................................   50,150,756
LIABILITIES:
   Payable for securities purchased...............................................................................    1,058,218
   Dividends payable..............................................................................................       83,298
   Payable for Fund shares redeemed...............................................................................       54,899
   Accrued expenses...............................................................................................       40,075
   Distribution fee payable.......................................................................................       10,681
         Total liabilities........................................................................................    1,247,171
NET ASSETS........................................................................................................  $48,903,585
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $47,558,856
   Undistributed net investment income............................................................................       11,462
   Accumulated net realized loss on investment transactions.......................................................     (195,229)
   Net unrealized appreciation of investments.....................................................................    1,528,496
         Net assets...............................................................................................  $48,903,585
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($31,926,616)(2,923,345 shares of beneficial interest outstanding)...............................  $     10.92
   Sales charge -- 4.75% of offering price........................................................................          .54
         Maximum offering price...................................................................................  $     11.46
   Class B Shares ($7,159,116)(655,466 shares of beneficial interest outstanding)..................................  $     10.92
   Class Y Shares ($9,817,853)(898,962 shares of beneficial interest outstanding)..................................  $     10.92

See accompanying notes to financial statements.
                                                                              31

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(New Jersey logo appears here)

INVESTMENT INCOME:
   Interest..........................................................................................              $1,252,848
EXPENSES:
   Advisory fee......................................................................................  $ 114,542
   Administrative personnel and service fees.........................................................      9,818
   Distribution fee -- Class A Shares................................................................     40,599
   Distribution fee -- Class B Shares................................................................     14,690
   Shareholder services fee -- Class B Shares........................................................      4,897
   Custodian fee.....................................................................................     29,162
   Transfer agent fee................................................................................     21,927
   Professional fees.................................................................................     14,006
   Insurance expense.................................................................................      3,926
   Registration and filing fees......................................................................      3,414
   Reports and notices to shareholders...............................................................      2,111
   Trustees' fees and expenses.......................................................................      1,893
   Miscellaneous.....................................................................................        151
                                                                                                         261,136
   Less: Fee waivers and expense reimbursements......................................................   (148,489)
      Net expenses...................................................................................                 112,647
Net investment income................................................................................               1,140,201
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions......................................................                 205,954
   Net increase in unrealized appreciation of investments............................................                 486,401
Net gain on investments..............................................................................                 692,355
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.................................................              $1,832,556

See accompanying notes to financial statements.
32

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(New Jersey logo appears here)

                                                                                                  SIX MONTHS
                                                                                                     ENDED
                                                                                                   FEBRUARY      SIX MONTHS
                                                                                                      28,          ENDED
                                                                                                     1997        AUGUST 31,
                                                                                                  (UNAUDITED)       1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $ 1,140,201   $  1,079,916
   Net realized gain on investment transactions.................................................      205,954             56
   Net change in unrealized appreciation of investments.........................................      486,401       (955,855)
      Net increase in net assets resulting from operations......................................    1,832,556        124,117
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................     (820,871)      (862,288)
   Class B Shares...............................................................................      (81,434)       (32,289)
   Class Y Shares...............................................................................     (241,949)      (185,339)
      Total distributions to shareholders.......................................................   (1,144,254)    (1,079,916)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................    6,662,242     13,167,830
   Proceeds from reinvestment of distributions..................................................      573,015        522,912
   Payment for shares redeemed..................................................................   (3,182,345)   (10,539,031)
      Net increase resulting from Fund share transactions.......................................    4,052,912      3,151,711
      Net increase in net assets................................................................    4,741,214      2,195,912
NET ASSETS:
   Beginning of period..........................................................................   44,162,371     41,966,459
   End of period (includes undistributed net investment income of $11,462 and $15,515,
     respectively)..............................................................................  $48,903,585   $ 44,162,371

See accompanying notes to financial statements.
                                                                              33

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                              FINANCIAL HIGHLIGHTS
(New Jersey logo appears here)

                                                                                    CLASS A SHARES
                                                       SIX MONTHS
                                                         ENDED        SIX MONTHS
                                                      FEBRUARY 28,      ENDED        YEAR ENDED
YEAR ENDED      YEAR ENDED
                                                          1997        AUGUST 31,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 28,
                                                      (UNAUDITED)       1996#           1996            1995            1994
PER SHARE DATA:
Net asset value, beginning of period...............      $10.75         $11.01         $10.53          $10.99          $11.01
Income from investment operations:
  Net investment income............................         .27            .28            .56             .57             .60
  Net realized and unrealized gain (loss) on
    investments....................................         .17           (.26)           .48            (.46)           (.02)
    Total from investment operations...............         .44            .02           1.04             .11             .58
Less distributions to shareholders from net
  investment income................................        (.27)          (.28)          (.56)           (.57)           (.60)
Net asset value, end of period.....................      $10.92         $10.75         $11.01          $10.53          $10.99
TOTAL RETURN+......................................        4.2%            .2%          10.1%            1.4%            5.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........     $31,927        $32,377        $41,762         $30,863         $42,783
Ratios to average net assets:
  Expenses**.......................................        .43%++         .34%++         .36%            .25%            .14%
  Net investment income**..........................       5.04%++        5.08%++        5.15%           5.52%           5.31%
Portfolio turnover rate............................         12%             0%             4%              8%              2%

                                                    CLASS A SHARES
                                                      YEAR ENDED
                                                     FEBRUARY 28,
                                                         1993
PER SHARE DATA:
Net asset value, beginning of period...............      $10.22
Income from investment operations:
  Net investment income............................         .63
  Net realized and unrealized gain (loss) on
    investments....................................         .79
    Total from investment operations...............        1.42
Less distributions to shareholders from net
  investment income................................        (.63)
Net asset value, end of period.....................      $11.01
TOTAL RETURN+......................................       14.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........     $30,863
Ratios to average net assets:
  Expenses**.......................................        .00%
  Net investment income**..........................       5.97%
Portfolio turnover rate............................          5%

#  The Fund changed its fiscal year end from February 28 to August 31.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                    CLASS A SHARES
                                                       SIX MONTHS
                                                         ENDED        SIX MONTHS
                                                      FEBRUARY 28,      ENDED        YEAR ENDED      YEAR ENDED      YEAR ENDED
                                                          1997        AUGUST 31,    FEBRUARY 29,    FEBRUARY 28,    FEBRUARY 28,
                                                      (UNAUDITED)       1996#           1996            1995            1994
Expenses...........................................       1.13%          1.11%          1.03%           1.04%           1.05%
Net investment income..............................       4.34%          4.31%          4.48%           4.73%           4.40%
                                                    CLASS A SHARES
                                                      YEAR ENDED
                                                     FEBRUARY 28,
                                                         1993
Expenses...........................................      1.16%
Net investment income..............................      4.81%

See accompanying notes to financial statements.
34

                   EVERGREEN NEW JERSEY TAX FREE INCOME FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(New Jersey logo appears here)

                                                                    CLASS B SHARES                         CLASS Y SHARES
                                                       SIX MONTHS                    JANUARY 30,      SIX MONTHS
                                                         ENDED        SIX MONTHS        1996*           ENDED        SIX MONTHS
                                                      FEBRUARY 28,       ENDED         THROUGH       FEBRUARY 28,       ENDED
                                                          1997        AUGUST 31,     FEBRUARY 29,        1997        AUGUST 31,
                                                      (UNAUDITED)        1996#           1996        (UNAUDITED)        1996#
PER SHARE DATA:
Net asset value, beginning of period...............      $10.75          $11.01         $11.08          $10.75          $11.01
Income (loss) from investment operations:
  Net investment income............................         .22             .24            .05             .28             .28
  Net realized and unrealized gain (loss) on
    investments....................................         .17            (.26)          (.07)            .17            (.26)
    Total from investment operations...............         .39            (.02)          (.02)            .45             .02
Less distributions to shareholders from net
  investment income................................        (.22)           (.24)          (.05)           (.28)           (.28)
Net asset value, end of period.....................      $10.92          $10.75         $11.01          $10.92          $10.75
TOTAL RETURN+......................................        3.7%            (.2%)          (.2%)           4.2%             .2%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........      $7,159          $2,709           $186          $9,818          $9,076
Ratios to average net assets:
  Expenses**++.....................................       1.35%           1.28%           .31%            .35%            .31%
  Net investment income**++........................       4.11%           4.14%          5.23%           5.12%           5.12%
Portfolio turnover rate............................         12%              0%             4%             12%              0%

                                                   CLASS Y SHARES
                                                     FEBRUARY 8,
                                                        1996*
                                                       THROUGH
                                                     FEBRUARY 29,
                                                         1996
PER SHARE DATA:
Net asset value, beginning of period...............     $11.14
Income (loss) from investment operations:
  Net investment income............................        .03
  Net realized and unrealized gain (loss) on
    investments....................................       (.13)
    Total from investment operations...............       (.10)
Less distributions to shareholders from net
  investment income................................       (.03)
Net asset value, end of period.....................     $11.01
TOTAL RETURN+......................................       (.9%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........        $18
Ratios to average net assets:
  Expenses**++.....................................       .31%
  Net investment income**++........................      5.28%
Portfolio turnover rate............................         4%

#  The Fund changed its fiscal year end from February 28 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                           CLASS B SHARES                       CLASS Y SHARES
                                                               SIX MONTHS                  JANUARY 30,     SIX MONTHS
                                                                 ENDED       SIX MONTHS       1996*          ENDED       SIX MONTHS
                                                              FEBRUARY 28,      ENDED        THROUGH      FEBRUARY 28,      ENDED
                                                                  1997       AUGUST 31,    FEBRUARY 29,       1997       AUGUST 31,
                                                              (UNAUDITED)       1996#          1996       (UNAUDITED)       1996#
Expenses....................................................      1.87%         1.85%          1.66%           .88%          .87%
Net investment income.......................................      3.59%         3.57%          3.88%          4.59%         4.56%

                                                            CLASS Y SHARES
                                                              FEBRUARY 8,
                                                                 1996*
                                                                THROUGH
                                                              FEBRUARY 29,
                                                                  1996
Expenses....................................................       .88%
Net investment income.......................................      4.71%

See accompanying notes to financial statements.
                                                                              35

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(North Carolina logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- 95.6%
            FLORIDA -- 1.2%
 $   650    Martin Cnty. Indl. Dev. Auth.
            RB, Indiantown Cogeneration
            Proj. B,
            8.05%, 12/15/25....................... $   739,076
            NORTH CAROLINA -- 79.7%
   1,350    Burlington Hsg. Auth. Mtg.
            RB, Burlington Homes, Sec. 8-A,
            6.00%, 8/1/09.........................   1,367,753
   1,000    Chapel Hill Parking Fac., COP,
            6.35%, 12/1/18........................   1,038,630
   1,460    Charlotte Hsg. Dev. Corp.
            Mtg. RB, Vantage 78 Apts.,
            6.60%, 7/15/21 (FHA)..................   1,491,171
   1,475    Charlotte Stadium Parking
            Facility Proj., COP (Series C),
            6.00%, 6/1/14.........................   1,517,023
   1,000    Coastal Regional Solid Waste
            Mgmt. Auth. RB, Disp. Sys.,
            6.50%, 6/1/08.........................   1,049,320
   2,000    Craven Cnty. Indl. Facs. &
            Poll. Ctrl. Fing. Auth. RB,
            Weyerhaeuser Co. Proj.,
            6.35%, 1/1/10.........................   2,118,940
   2,390    Cumberland Cnty., Civic
            Center Proj., COP (Ser. A),
            6.40%, 12/1/24 (AMBAC)................   2,590,258
     925    Fremont Hsg. Dev. Corp. First
            Lien RB, Torhunta Apts.,
            6.75%, 7/15/22 (FHA)..................     954,332
   1,000    Gastonia Combined Util. Sys. RB,
            6.00%, 5/1/14 (MBIA)..................   1,048,030
   1,000    Harnett Cnty., COP,
            6.40%, 12/1/14 (AMBAC)................   1,084,460
   1,000    Haywood Cnty. Indl. Facs. &
            Poll. Ctrl. Fin. Auth. RB,
            Champion Int'l. Corp. Proj.,
            6.25%, 9/1/25.........................   1,013,440
   4,750    Martin Cnty. Indl. Facs. &
            Poll. Ctrl. Fin. Auth. RB,
            Solid Waste Disp. Weyerhauser Co.,
            6.80%, 5/1/24.........................   5,127,672

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
            NORTH CAROLINA -- CONTINUED
            North Carolina Eastn. Muni.
            Pwr. Sys. Agcy. RB (Ser. A),
 $ 4,000    5.00%, 1/1/21......................... $ 3,829,480
   2,500    6.00%, 1/1/18 (AMBAC).................   2,647,275
   3,750    6.50%, 1/1/18 (ETM)...................   3,975,562
            North Carolina Hsg. Fin. &
            Dev. Auth. RB, Single Family,
            (Ser. HH),
   3,890    6.15%, 3/1/11 (FHA)...................   4,002,810
   1,000    6.20%, 3/1/18.........................   1,011,120
   1,390    7.05%, 9/1/20 (FHA)...................   1,456,331
     500    North Carolina Med. Care
            Comnty. Hlth. Care Fac. RB,
            1st Mtg. Southminster,
            6.875%, 10/1/09.......................     521,475
   1,000    North Carolina Med. Care
            Cmnty. Hosp. RB, Grace
            Hosp., Inc.,
            5.25%, 10/1/13........................     960,360
   2,000    North Carolina Med. Care
            Cmnty. Hosp. RB, Rex Hosp.
            Proj.,
            6.25%, 6/1/17.........................   2,060,820
   3,000    North Carolina Muni. Pwr.
            Agcy. RB, No. 1 Catawba
            Elec. (Ser. B),
            5.00%, 1/1/20.........................   2,892,150
            North Carolina Stud. Ed.
            Assist. Auth. RB (Ser. A),
   2,000    6.30%, 7/1/15.........................   2,037,820
   2,375    6.35%, 7/1/16.........................   2,422,856
   1,000    North Carolina Stud. Ed.
            Assist. Auth. RB, 1st Mtg.
            Southminster (Ser. A),
            6.05%, 7/1/10.........................   1,011,390
                                                    49,230,478
            TEXAS -- 7.1%
   1,500    Dallas Fort Worth Intl. Arpt.
            Fac. Impt. Corp. RB, American
            Airlines Inc.,
            6.00%, 11/1/14........................   1,489,680
   2,750    Lufkin Hlth. Facs. Dev. Corp. RB,
            6.875%, 2/15/26.......................   2,861,155
                                                     4,350,835

36

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(North Carolina logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            VIRGINIA -- 5.3%
 $ 1,500    James City Cnty. Indl. Dev.
            Auth. RB, Residential Care
            Fac., 1st Mtg. Williamsburg
            Landing,
   1,750    6.625%, 3/1/19........................ $ 1,767,518
            6.625%, 3/1/23........................   1,511,670
                                                     3,279,188
            PUERTO RICO -- 2.3%
   1,400    Puerto Rico Ports Auth. RB
            American Airlines Proj.,
            (Ser. A),
            6.25%, 6/1/26.........................   1,438,234
            TOTAL LONG-TERM MUNICIPAL SECURITIES
            (COST $56,087,802).................... $59,037,811

 SHARES                                               VALUE
MUTUAL FUND SHARES -- 2.5%
 1,532,000   Federated Municipal Obligations Fund
             (COST $1,532,000).................... $ 1,532,000

            TOTAL INVESTMENTS
              (COST $57,619,802)..........  98.1%   60,569,811
            OTHER ASSETS AND
              LIABILITIES -- NET..........   1.9     1,192,468
            NET ASSETS.................... 100.0%  $61,762,279

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
COP -- Certificates of Participation
ETM -- Escrowed to Maturity
FHA -- Insured by Federal Housing Authority
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
                                                                              37

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(North Carolina logo appears here)

ASSETS:
   Investments at value (identified cost $57,619,802).............................................................  $60,569,811
   Cash...........................................................................................................          109
   Receivable for securities sold.................................................................................    1,965,385
   Interest receivable............................................................................................      966,931
   Receivable for Fund shares sold................................................................................       99,972
   Prepaid expenses...............................................................................................        1,632
         Total assets.............................................................................................   63,603,840
LIABILITIES:
   Payable for securities purchased...............................................................................    1,523,852
   Accrued expenses...............................................................................................      115,345
   Payable for Fund shares redeemed...............................................................................       67,702
   Dividends payable..............................................................................................       60,360
   Distribution fee payable.......................................................................................       50,524
   Accrued advisory fee...........................................................................................       23,778
         Total liabilities........................................................................................    1,841,561
NET ASSETS........................................................................................................  $61,762,279
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $62,632,718
   Undistributed net investment income............................................................................       37,424
   Accumulated net realized loss on investment transactions.......................................................   (3,857,872)
   Net unrealized appreciation of investments.....................................................................    2,950,009
         Net assets...............................................................................................  $61,762,279
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($8,506,957)(834,464 shares of beneficial interest outstanding)..................................  $     10.19
   Sales charge -- 4.75% of offering price........................................................................          .51
         Maximum offering price...................................................................................  $     10.70
   Class B Shares ($49,413,982)(4,846,990 shares of beneficial interest outstanding)...............................  $     10.19
   Class Y Shares ($3,841,340)(376,790 shares of beneficial interest outstanding)..................................  $     10.19

See accompanying notes to financial statements.
38

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(North Carolina logo appears here)

INVESTMENT INCOME:
   Interest..........................................................................................              $1,816,898
EXPENSES:
   Advisory fee......................................................................................  $ 153,237
   Administrative personnel and service fees.........................................................     13,495
   Distribution fee -- Class A Shares................................................................     10,131
   Distribution fee -- Class B Shares................................................................    185,229
   Shareholder services fee -- Class B Shares........................................................     61,743
   Custodian fee.....................................................................................     32,056
   Transfer agent fee................................................................................     28,809
   Registration and filing fees......................................................................     14,988
   Professional fees.................................................................................     10,726
   Insurance expense.................................................................................      4,904
   Reports and notices to shareholders...............................................................      3,678
   Trustees' fees and expenses.......................................................................        919
   Miscellaneous.....................................................................................     17,236
                                                                                                         537,151
   Less: Fee waivers.................................................................................    (20,295)
      Net expenses...................................................................................                 516,856
Net investment income................................................................................               1,300,042
NET REALIZED AND UNREALIZED GAIN (LOSS) ON INVESTMENTS:
   Net realized loss on investment transactions......................................................                 (45,751)
   Net increase in unrealized appreciation of investments............................................               1,427,437
Net gain on investments..............................................................................               1,381,686
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS.................................................              $2,681,728

See accompanying notes to financial statements.
                                                                              39

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(North Carolina logo appears here)

                                                                                                  SIX MONTHS
                                                                                                     ENDED
                                                                                                   FEBRUARY
                                                                                                      28,        YEAR ENDED
                                                                                                     1997        AUGUST 31,
                                                                                                  (UNAUDITED)       1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $ 1,300,042   $  2,585,742
   Net realized gain (loss) on investment transactions..........................................      (45,751)       483,051
   Net change in unrealized appreciation of investments.........................................    1,427,437       (416,432)
      Net increase in net assets resulting from operations......................................    2,681,728      2,652,361
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................     (202,610)      (396,192)
   Class B Shares...............................................................................   (1,048,665)    (2,003,550)
   Class Y Shares...............................................................................      (99,555)      (147,923)
      Total distributions to shareholders.......................................................   (1,350,830)    (2,547,665)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................    3,102,954     10,964,230
   Proceeds from reinvestment of distributions..................................................      929,388      1,752,076
   Payment for shares redeemed..................................................................   (4,743,362)   (10,003,099)
      Net increase (decrease) resulting from Fund share transactions............................     (711,020)     2,713,207
      Net increase in net assets................................................................      619,878      2,817,903
NET ASSETS:
   Beginning of period..........................................................................   61,142,401     58,324,498
   End of period (includes undistributed net investment income of $37,424 and $88,212,
     respectively)..............................................................................  $61,762,279   $ 61,142,401

See accompanying notes to financial statements.
40

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(North Carolina logo appears here)

                                                                                       CLASS A SHARES
                                                                  SIX MONTHS
                                                                    ENDED                      EIGHT MONTHS        YEAR
                                                                 FEBRUARY 28,    YEAR ENDED       ENDED           ENDED
                                                                     1997        AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                 (UNAUDITED)        1996          1995#            1994
PER SHARE DATA:
Net asset value, beginning of period..........................       $9.98          $9.95          $9.16          $10.61
Income (loss) from investment operations:
  Net investment income.......................................         .25            .49            .33             .49
  Net realized and unrealized gain (loss) on investments......         .21            .02            .79           (1.45)
    Total from investment operations..........................         .46            .51           1.12            (.96)
Less distributions to shareholders from:
  Net investment income.......................................        (.25)          (.48)          (.33)           (.49)
  Net realized gain on investments............................          --             --             --              --
    Total distributions.......................................        (.25)          (.48)          (.33)           (.49)
Net asset value, end of period................................      $10.19          $9.98          $9.95           $9.16
TOTAL RETURN+.................................................        4.7%           5.2%          12.3%           (9.1%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).....................      $8,507         $7,989         $8,279          $7,979
Ratios to average net assets:
  Expenses**..................................................       1.10%++        1.08%           .92%++          .79%
  Net investment income**.....................................       4.83%++        4.81%          5.09%++         5.11%
Portfolio turnover rate.......................................         28%            86%           117%            126%

                                                               CLASS A SHARES
                                                                 JANUARY 11,
                                                                1993* THROUGH
                                                                DECEMBER 31,
                                                                    1993
PER SHARE DATA:
Net asset value, beginning of period..........................      $10.00
Income (loss) from investment operations:
  Net investment income.......................................         .46
  Net realized and unrealized gain (loss) on investments......         .64
    Total from investment operations..........................        1.10
Less distributions to shareholders from:
  Net investment income.......................................        (.46)
  Net realized gain on investments............................        (.03)
    Total distributions.......................................        (.49)
Net asset value, end of period................................      $10.61
TOTAL RETURN+.................................................       11.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).....................     $12,739
Ratios to average net assets:
  Expenses**..................................................        .32%++
  Net investment income**.....................................       4.91%++
Portfolio turnover rate.......................................         57%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                       CLASS A SHARES
                                                                  SIX MONTHS
                                                                    ENDED                      EIGHT MONTHS        YEAR
                                                                 FEBRUARY 28,    YEAR ENDED       ENDED           ENDED
                                                                     1997        AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                 (UNAUDITED)        1996          1995#            1994
Expenses......................................................       1.26%          1.35%          1.27%           1.18%
Net investment income.........................................       4.67%          4.54%          4.74%           4.72%

                                                               CLASS A SHARES
                                                                 JANUARY 11,
                                                                1993* THROUGH
                                                                DECEMBER 31,
                                                                    1993
Expenses......................................................       1.25%
Net investment income.........................................       3.98%

See accompanying notes to financial statements.
                                                                              41

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(North Carolina logo appears here)

                                                                                       CLASS B SHARES
                                                                  SIX MONTHS
                                                                    ENDED                      EIGHT MONTHS        YEAR
                                                                 FEBRUARY 28,    YEAR ENDED       ENDED           ENDED
                                                                     1997        AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                 (UNAUDITED)        1996          1995#            1994
PER SHARE DATA:
Net asset value, beginning of period..........................       $9.98          $9.95          $9.16          $10.61
Income (loss) from investment operations:
  Net investment income.......................................         .21            .42            .28             .44
  Net realized and unrealized gain (loss) on investments......         .21            .02            .79           (1.45)
    Total from investment operations..........................         .42            .44           1.07           (1.01)
Less distributions to shareholders from:
  Net investment income.......................................        (.21)          (.41)          (.28)           (.44)
  Net realized gain on investments............................          --             --             --              --
    Total distributions.......................................        (.21)          (.41)          (.28)           (.44)
Net asset value, end of period................................      $10.19          $9.98          $9.95           $9.16
TOTAL RETURN+.................................................        4.3%           4.4%          11.8%           (9.6%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).....................     $49,414        $49,382        $49,040         $44,616
Ratios to average net assets:
  Expenses**..................................................       1.85%++        1.83%          1.67%++         1.37%
  Net investment income**.....................................       4.08%++        4.06%          4.34%++         4.53%
Portfolio turnover rate.......................................         28%            86%           117%            126%

                                                                 JANUARY 11,
                                                                1993* THROUGH
                                                                DECEMBER 31,
                                                                    1993
PER SHARE DATA:
Net asset value, beginning of period..........................      $10.00
Income (loss) from investment operations:
  Net investment income.......................................         .42
  Net realized and unrealized gain (loss) on investments......         .64
    Total from investment operations..........................        1.06
Less distributions to shareholders from:
  Net investment income.......................................        (.42)
  Net realized gain on investments............................        (.03)
    Total distributions.......................................        (.45)
Net asset value, end of period................................      $10.61
TOTAL RETURN+.................................................       10.8%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).....................     $45,168
Ratios to average net assets:
  Expenses**..................................................        .79%++
  Net investment income**.....................................       4.47%++
Portfolio turnover rate.......................................         57%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                       CLASS B SHARES
                                                                  SIX MONTHS
                                                                    ENDED                      EIGHT MONTHS        YEAR
                                                                 FEBRUARY 28,    YEAR ENDED       ENDED           ENDED
                                                                     1997        AUGUST 31,     AUGUST 31,     DECEMBER 31,
                                                                 (UNAUDITED)        1996          1995#            1994
Expenses......................................................       2.01%          2.10%          2.02%           1.76%
Net investment income.........................................       3.92%          3.79%          3.99%           4.14%

                                                               CLASS B SHARES
                                                                 JANUARY 11,
                                                                1993* THROUGH
                                                                DECEMBER 31,
                                                                    1993
Expenses......................................................       1.74%
Net investment income.........................................       3.52%

See accompanying notes to financial statements.
42

                  EVERGREEN NORTH CAROLINA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(North Carolina logo appears here)

                                                                                             CLASS Y SHARES
                                                                                SIX MONTHS
                                                                                  ENDED                      EIGHT MONTHS
                                                                               FEBRUARY 28,    YEAR ENDED       ENDED
                                                                                   1997        AUGUST 31,     AUGUST 31,
                                                                               (UNAUDITED)        1996          1995#
PER SHARE DATA:
Net asset value, beginning of period........................................       $9.98          $9.95          $9.16
Income (loss) from investment operations:
  Net investment income.....................................................         .26            .51            .35
  Net realized and unrealized gain (loss) on investments....................         .21            .03            .79
    Total from investment operations........................................         .47            .54           1.14
Less distributions to shareholders from net investment income...............        (.26)          (.51)          (.35)
Net asset value, end of period..............................................      $10.19          $9.98          $9.95
TOTAL RETURN+...............................................................        4.8%           5.4%          12.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................................      $3,841         $3,771         $1,006
Ratios to average net assets:
  Expenses**................................................................        .85%++         .84%           .67%++
  Net investment income**...................................................       5.08%++        5.05%          5.34%++
Portfolio turnover rate.....................................................         28%            86%           117%


                                                                              FEBRUARY 28,
                                                                              1994* THROUGH
                                                                              DECEMBER 31,
                                                                                  1994
PER SHARE DATA:
Net asset value, beginning of period........................................      $10.31
Income (loss) from investment operations:
  Net investment income.....................................................         .43
  Net realized and unrealized gain (loss) on investments....................       (1.15)
    Total from investment operations........................................        (.72)
Less distributions to shareholders from net investment income...............        (.43)
Net asset value, end of period..............................................       $9.16
TOTAL RETURN+...............................................................       (7.0%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)...................................        $642
Ratios to average net assets:
  Expenses**................................................................        .59%++
  Net investment income**...................................................       5.58%++
Portfolio turnover rate.....................................................        126%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets would have been the following:

                                                                                             CLASS Y SHARES
                                                                                SIX MONTHS
                                                                                  ENDED                      EIGHT MONTHS
                                                                               FEBRUARY 28,    YEAR ENDED       ENDED
                                                                                   1997        AUGUST 31,     AUGUST 31,
                                                                               (UNAUDITED)        1996          1995#
Expenses....................................................................       1.01%          1.07%          1.02%
Net investment income.......................................................       4.92%          4.82%          4.99%

                                                                             CLASS Y SHARES
                                                                              FEBRUARY 28,
                                                                              1994* THROUGH
                                                                              DECEMBER 31,
                                                                                  1994
Expenses....................................................................       .98%
Net investment income.......................................................      5.19%

See accompanying notes to financial statements.
                                                                              43

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(South Carolina logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- 97.3%
            SOUTH CAROLINA -- 94.8%
 $   540    Aiken Cnty. IDR, Beloit Corp. Proj.,
            6.00%, 12/1/11........................ $   553,900
     400    Calhoun Cnty. Solid Waste
            Disp. Facs. RB, Eastman Kodak
            Co. Proj.,
            6.75%, 5/1/17.........................     454,096
     400    Camden SC Pub. Util. Revenue,
            Ref. & Imp. Comb,
            5.50%, 3/1/17 (MBIA)..................     394,652
     300    Charleston Cnty. Hlth Facs. RB,
            First Mtg. Episcopal Church,
            7.125%, 4/1/20........................     310,242
     100    Colleton Cnty. GO,
            5.60%, 3/1/09.........................      99,826
     500    Darlington Cnty. IDR,
            Nucor Corp. Proj. (Ser. A),
            5.75%, 8/1/23.........................     500,535
     750    Darlington Cnty. IDR,
            Sonoco Products. Co. Proj.,
            6.00%, 4/1/26.........................     756,232
     200    Georgetown Cnty. Wtr. & Swr.
            Dist. RB, Ref. & Imp.-Jr. Lien,
            6.50%, 6/1/17.........................     202,060
     600    Greenville Hosp. Sys. RB,
            Hosp. Facs. (Ser. B),
            5.70%, 5/1/12.........................     604,878
     400    Greenville Memorial Auditorium
            Dist. GO, Bi Lo Center Proj.,
            5.75%, 4/1/18 (AMBAC).................     402,584
     250    Laurens, Pub. Util. Sys. RB,
            5.00%, 1/1/18 (FGIC)..................     228,228
     400    Marion Cnty. RB Hosp. Dist.,
            5.375%, 11/1/25 (CL)..................     373,704
            Piedmont Muni. Pwr. Agcy.
            Elec. RB,
      45    5.50%, 1/1/12 (MBIA) (Ser. A).........      46,193
      55    5.50%, 1/1/12 (MBIA) (Ser. B).........      55,440
   1,400    Piedmont Muni. Pwr. Agcy.
            Elec. RB (Ser. A),
            6.55%, 1/1/16.........................   1,408,358
     100    Piedmont Muni., Pwr. Agcy.
            Elec. RB, Fitch Light Rtg,
            6.75%, 1/1/20 (FGIC)..................     115,277

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
 $   150    Richland Cnty. Solid Waste
            Disp. Facs. RB, Union Camp
            Corp. Proj. (Ser. A),
            6.75%, 5/1/22......................... $   158,675
     320    South Carolina Jobs Eco. Dev.
            Auth. Hosp. Facs. RB,
            Anderson Area Med. Center Inc.,
            5.25%, 2/1/15 (MBIA)..................     306,720
     200    South Carolina Jobs Eco. Dev.
            Auth. Hosp. Facs. RB, Oconee
            Mem. Hosp.,
            6.15%, 3/1/15 (CL)....................     206,268
     525    South Carolina Jobs Eco. Dev.
            Auth. Hosp. Facs. RB, Tuomey
            Regl. Med. Center (Ser. A),
            5.75%, 11/1/15 (MBIA).................     529,536
     250    South Carolina St. Ed.
            Assist. Auth. RB, Gtd. Stud.
            Ln.-Sub Lien (Ser. C),
            5.875%, 9/1/07........................     257,427
     250    South Carolina St. Ed. Facs.
            Auth. RB, Furman Univ. Proj.
            (Ser. A),
            5.50%, 10/1/16 (MBIA).................     246,743
            South Carolina St. Hsg. Fin.
            & Dev. Auth. Mtg. RB (Ser. A),
     675    6.35%, 7/1/25 (FHA)...................     689,553
     100    6.55%, 7/1/15.........................     103,575
     595    South Carolina St. Hsg. Fin.
            & Dev. Auth. Mtg. RB,
            Heritage Crt. Apt. (Ser. A),
            6.15%, 7/1/25 (FHA)...................     600,998
     100    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB (Ser. A),
            6.80%, 11/15/11 (FNMA)................     105,034
     200    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB,
            Homeownership Mtg. (Ser. A),
            7.55%, 7/1/11.........................     209,732
     265    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB, Hunting
            Ridge Apts.,
            6.75%, 6/1/25.........................     273,893

44

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(South Carolina logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            SOUTH CAROLINA -- CONTINUED
 $   300    South Carolina St. Hsg. Fin.
            & Dev. Auth. RB, Runaway Bay Apts.
            Proj.,
            6.125%, 12/1/15....................... $   301,725
     500    South Carolina St. Pub. Svc.
            Auth. RB,
            5.75%, 1/1/22 (MBIA)..................     500,755
     585    York Cnty. IDR, Exempt Fac.
            Hoechst Celanese,
            5.70%, 1/1/24.........................     572,908
                                                    11,569,747
            PUERTO RICO -- 2.5%
   1,000    Puerto Rico Elec. Pwr. Auth.
            RB (Ser. N),
            Zero coupon, 7/1/17...................     310,320
            TOTAL LONG-TERM MUNICIPAL SECURITIES
              (COST $11,545,079)..................  11,880,067
 SHARES
MUTUAL FUND SHARES -- 2.7%
 332,000    Federated Municipal Obligations Fund
            (COST $332,000).......................     332,000
            TOTAL INVESTMENTS
              (COST $11,877,079)..........  100.0%  12,212,067
            OTHER ASSETS AND
              LIABILITIES -- NET..........   (0.0)      (5,567)
            NET ASSETS....................  100.0% $12,206,500

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance Corporation
CL -- Guaranteed by Connie Lee
FGIC -- Insured by Financial Guaranty Insurance Co.
FHA -- Insured by Federal Housing Authority
FNMA -- Insured by Federal National Mortgage Association
GO -- General Obligation Bond
IDR -- Industrial Development Revenue Bond
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
                                                                              45

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(South Carolina logo appears here)

ASSETS:
   Investments at value (identified cost $11,877,079).............................................................  $12,212,067
   Cash...........................................................................................................          414
   Interest receivable............................................................................................      181,895
   Prepaid expenses...............................................................................................        4,773
         Total assets.............................................................................................   12,399,149
LIABILITIES:
   Accrued expenses...............................................................................................      143,693
   Accrued advisory fee...........................................................................................       23,277
   Dividends payable..............................................................................................       16,274
   Distribution fee payable.......................................................................................        4,896
   Payable for fund shares repurchased............................................................................        4,509
         Total liabilities........................................................................................      192,649
NET ASSETS........................................................................................................  $12,206,500
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $11,863,475
   Undistributed net investment income............................................................................        1,265
   Accumulated net realized gain on investment transactions.......................................................        6,772
   Net unrealized appreciation of investments.....................................................................      334,988
         Net assets...............................................................................................  $12,206,500
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($937,353)(94,729 shares of beneficial interest outstanding).....................................  $      9.90
   Sales charge -- 4.75% of offering price........................................................................          .49
         Maximum offering price...................................................................................  $     10.39
   Class B Shares ($4,691,904)(474,140 shares of beneficial interest outstanding)..................................  $      9.90
   Class Y Shares ($6,577,243)(664,699 shares of beneficial interest outstanding)..................................  $      9.90

See accompanying notes to financial statements.
46

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(South Carolina logo appears here)

INVESTMENT INCOME:
   Interest.............................................................................................             $320,995
EXPENSES:
   Advisory fee.........................................................................................  $ 26,916
   Administrative personnel and service fees............................................................     2,379
   Distribution fee -- Class A Shares...................................................................     1,102
   Distribution fee -- Class B Shares...................................................................    16,377
   Shareholder services fee -- Class B Shares...........................................................     5,459
   Custodian fee........................................................................................    34,379
   Transfer agent fee...................................................................................    18,506
   Registration and filing fees.........................................................................    11,151
   Professional fees....................................................................................    10,858
   Reports and notices to shareholders..................................................................     5,228
   Insurance expense....................................................................................     4,092
   Trustees' fees and expenses..........................................................................       323
   Miscellaneous........................................................................................    11,638
                                                                                                           148,408
   Less: Fee waivers and expense reimbursements.........................................................   (87,019)
         Net expenses...................................................................................               61,389
Net investment income...................................................................................              259,606
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions.........................................................               15,605
   Net increase in unrealized appreciation of investments...............................................              204,843
Net gain on investments.................................................................................              220,448
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS....................................................             $480,054

See accompanying notes to financial statements.
                                                                              47

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(South Carolina logo appears here)

                                                                                                   SIX MONTHS
                                                                                                     ENDED
                                                                                                  FEBRUARY 28,      YEAR ENDED
                                                                                                      1997          AUGUST 31,
                                                                                                  (UNAUDITED)          1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income.....................................................................     $    259,606      $  384,455
   Net realized gain on investment transactions..............................................           15,605          10,377
   Net change in unrealized appreciation of investments......................................          204,843          19,665
      Net increase in net assets resulting from operations...................................          480,054         414,497
DISTRIBUTIONS TO SHAREHOLDERS:
   FROM NET INVESTMENT INCOME:
   Class A Shares............................................................................          (21,955)        (38,206)
   Class B Shares............................................................................          (92,458)       (168,950)
   Class Y Shares............................................................................         (144,405)       (177,721)
      Total distributions to shareholders from net investment income.........................         (258,818)       (384,877)
   FROM REALIZED GAINS ON INVESTMENTS:
   Class A Shares............................................................................           (1,178)             --
   Class B Shares............................................................................           (5,778)             --
   Class Y Shares............................................................................           (7,006)             --
      Total distributions from net realized gain on investments..............................          (13,962)             --
      Total distributions to shareholders....................................................         (272,780)       (384,877)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold.................................................................        3,061,332       4,780,175
   Proceeds from reinvestment of distributions...............................................          171,905         251,384
   Payment for shares redeemed...............................................................         (911,642)     (1,208,640)
      Net increase resulting from Fund share transactions....................................        2,321,595       3,822,919
      Net increase in net assets.............................................................        2,528,869       3,852,539
NET ASSETS:
   Beginning of period.......................................................................        9,677,631       5,825,092
   End of period (includes undistributed net investment income of $1,265 and $477,
     respectively)...........................................................................     $ 12,206,500      $9,677,631

See accompanying notes to financial statements.
48

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(South Carolina logo appears here)

                                                            CLASS A SHARES                             CLASS B SHARES
                                        SIX MONTHS                                                 SIX MONTHS
                                          ENDED                  EIGHT MONTHS     JANUARY 3,         ENDED
                                       FEBRUARY 28,  YEAR ENDED     ENDED        1994* THROUGH    FEBRUARY 28,  YEAR ENDED
                                           1997      AUGUST 31,   AUGUST 31,     DECEMBER 31,         1997      AUGUST 31,
                                       (UNAUDITED)      1996        1995#            1994         (UNAUDITED)      1996
PER SHARE DATA:
Net asset value, beginning of
  period..............................     $9.69        $9.59        $8.62          $10.00            $9.69        $9.59
Income (loss) from investment
  operations:
  Net investment income...............       .24          .49          .34             .46              .21          .41
  Net realized and unrealized gain
    (loss) on investments.............       .22          .10          .97           (1.38)             .22          .10
    Total from investment
      operations......................       .46          .59         1.31            (.92)             .43          .51
Less distributions to shareholders
  from:
  Net investment income...............      (.24)        (.49)        (.34)           (.46)            (.21)        (.41)
  Net realized gain on investments....      (.01)          --           --              --             (.01)          --
    Total distributions...............      (.25)        (.49)        (.34)           (.46)            (.22)        (.41)
Net asset value, end of period........     $9.90        $9.69        $9.59           $8.62            $9.90        $9.69
TOTAL RETURN+.........................      4.8%         6.2%        15.4%           (9.3%)            4.5%         5.4%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's
  omitted)............................      $937         $841         $610            $312           $4,692       $4,282
Ratios to average net assets:
  Expenses**..........................      .97%++       .86%         .53%++          .25%++          1.72%++      1.61%
  Net investment income**.............     5.00%++      4.98%        5.41%++         5.57%++          4.25%++      4.23%
Portfolio turnover rate...............       23%          37%          66%             23%              23%          37%

                                               CLASS B SHARES
                                        EIGHT MONTHS      JANUARY 3,
                                           ENDED         1994* THROUGH
                                         AUGUST 31,      DECEMBER 31,
                                           1995#             1994
PER SHARE DATA:
Net asset value, beginning of
  period..............................      $8.62            $10.00
Income (loss) from investment
  operations:
  Net investment income...............        .29               .41
  Net realized and unrealized gain
    (loss) on investments.............        .97             (1.38)
    Total from investment
      operations......................       1.26              (.97)
Less distributions to shareholders
  from:
  Net investment income...............       (.29)             (.41)
  Net realized gain on investments....         --                --
    Total distributions...............       (.29)             (.41)
Net asset value, end of period........      $9.59             $8.62
TOTAL RETURN+.........................      14.8%             (9.8%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's
  omitted)............................     $3,542            $2,456
Ratios to average net assets:
  Expenses**..........................      1.28%++            .87%++
  Net investment income**.............      4.66%++           4.88%++
Portfolio turnover rate...............        66%               23%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge or contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                          CLASS A SHARES                             CLASS B SHARES
                                     SIX MONTHS                                                  SIX MONTHS
                                       ENDED                  EIGHT MONTHS      JANUARY 3,         ENDED
                                    FEBRUARY 28,  YEAR ENDED     ENDED         1994* THROUGH    FEBRUARY 28,  YEAR ENDED
                                        1997      AUGUST 31,   AUGUST 31,      DECEMBER 31,         1997      AUGUST 31,
                                    (UNAUDITED)      1996        1995#             1994         (UNAUDITED)      1996
Expenses...........................     3.34%         4.00%        6.50%             10.71%          4.09%        4.76%
Net investment income (loss).......     2.63%        1.84%       (.56%)            (4.89%)          1.88%        1.08%

                                             CLASS B SHARES
                                     EIGHT MONTHS      JANUARY 3,
                                        ENDED         1994* THROUGH
                                      AUGUST 31,      DECEMBER 31,
                                        1995#             1994
Expenses...........................      7.25%              11.33%
Net investment income (loss).......     (1.31%)           (5.58%)

See accompanying notes to financial statements.
                                                                              49

                  EVERGREEN SOUTH CAROLINA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(South Carolina logo appears here)

                                                                                        CLASS Y SHARES
                                                                         SIX MONTHS
                                                                           ENDED
                                                                        FEBRUARY 28,    YEAR ENDED      EIGHT MONTHS
                                                                            1997        AUGUST 31,         ENDED
                                                                        (UNAUDITED)        1996       AUGUST 31, 1995#
PER SHARE DATA:
Net asset value, beginning of period.................................       $9.69          $9.59            $8.62
Income (loss) from investment operations:
  Net investment income..............................................         .25            .51              .35
  Net realized and unrealized gain (loss) on investments.............         .22            .10              .97
    Total from investment operations.................................         .47            .61             1.32
Less distributions to shareholders from:
  Net investment income..............................................        (.25)          (.51)            (.35)
  Net realized gain on investments...................................        (.01)            --               --
    Total distributions..............................................        (.26)          (.51)            (.35)
Net asset value, end of period.......................................       $9.90          $9.69            $9.59
TOTAL RETURN+........................................................        5.0%           6.5%            15.5%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)............................      $6,577         $4,555           $1,673
Ratios to average net assets:
  Expenses**.........................................................        .72%++         .62%             .28%++
  Net investment income**............................................       5.25%++        5.22%            5.66%++
Portfolio turnover rate..............................................         23%            37%              66%

                                                                        CLASS Y SHARES
                                                                         FEBRUARY 28,
                                                                         1994* THROUGH
                                                                       DECEMBER 31, 1994
PER SHARE DATA:
Net asset value, beginning of period.................................        $9.74
Income (loss) from investment operations:
  Net investment income..............................................          .43
  Net realized and unrealized gain (loss) on investments.............        (1.12)
    Total from investment operations.................................         (.69)
Less distributions to shareholders from:
  Net investment income..............................................         (.43)
  Net realized gain on investments...................................           --
    Total distributions..............................................         (.43)
Net asset value, end of period.......................................        $8.62
TOTAL RETURN+........................................................        (7.1%)
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)............................          $92
Ratios to average net assets:
  Expenses**.........................................................         .00%++
  Net investment income**............................................        5.92%++
Portfolio turnover rate..............................................          23%

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                          CLASS Y SHARES
                                                                            SIX MONTHS
                                                                              ENDED
                                                                           FEBRUARY 28,   YEAR ENDED     EIGHT MONTHS
                                                                               1997       AUGUST 31,        ENDED
                                                                           (UNAUDITED)       1996      AUGUST 31, 1995#
Expenses.................................................................      3.09%         3.70%           6.25      %
Net investment income (loss).............................................      2.88%         2.14%            (.31%)

                                                                            CLASS Y SHARES
                                                                             FEBRUARY 28,
                                                                             1994* THROUGH
                                                                           DECEMBER 31, 1994
Expenses.................................................................        10.46%
Net investment income (loss).............................................        (4.54%)

See accompanying notes to financial statements.
50

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                            STATEMENT OF INVESTMENTS
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Virginia logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- 99.3%
            VIRGINIA -- 98.2%
            Albemarle Cnty. Res. Care Fac. IDA,
  $ 100     6.45%, 7/1/15......................... $   100,762
    145     6.625%, 7/1/21........................     146,148
    390     Buena Vista
            Wtr. & Swr. Fac. RB,
            6.25%, 7/15/11........................     386,322
    250     Charlottesville Albemarle, Arpt. Auth.
            RB,
            6.125%, 12/1/13.......................     245,735
    500     Chesapeake Redev. & Hsg. Auth.
            Multi-Family Hsg. RB,
            7.75%, 6/1/20.........................     502,515
    500     Chesterfield Cnty. Hlth. Ctr.
            Commission Mtg. RB,
            5.875%, 12/1/21.......................     501,420
    370     Fairfax Cnty. IDA, RB,
            Health Care Inova Health Sys. Proj.,
            5.875%, 8/15/16.......................     375,383
    750     Fairfax Cnty. Inova Health Sys. Proj.
            IDA,
            5.25%, 8/15/19........................     710,250
    500     Fairfax Cnty. Redev. & Hsg. Auth. Mtg.
            RB,
            6.00%, 9/1/16, (FHA)..................     503,300
    250     Giles Cnty. IDA,
            Hoechst Celanese Proj.,
            5.95%, 12/1/25........................     253,183
    500     Giles Cnty. IDA, RB,
            6.45%, 5/1/26.........................     522,220
    500     Hanover Cnty. IDA,
            Mem. Regl. Med. Center Proj.,
            6.375%, 8/15/18 (MBIA)................     547,375
    400     Henrico Cnty.
            Pub. Fac. Lease IDA,
            7.00%, 8/1/13.........................     451,148
    350     Isle Wright Cnty.
            Solid Waste Disp. Facs. IDA,
            6.55%, 4/1/24.........................     370,020
    600     James City Cnty. Res. Care Fac.,
            6.625%, 3/1/23........................     604,668
    700     King George Cnty. IDA Lease
            King George Cnty. School Proj.,
            6.40%, 8/1/16.........................     706,846
    640     Portsmouth Redev. & Hsg. Auth. RB,
            (Ser. A),
            6.30%, 9/1/26.........................     661,165

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
  $ 500     Prince William Cnty.
            6.75%, 10/1/15........................ $   533,900
    500     Prince William Cnty. IDA,
            6.00%, 2/1/14.........................     507,980
    250     Prince William Cnty.
            Park Auth. RB,
            6.875%, 10/15/16......................     269,753
    400     Riverside, Regl. Jail
            Auth. Fac. RB,
            6.00%, 7/1/25, (MBIA).................     412,396
    100     Virginia Beach, Dev.
            Auth. Hosp. Fac. RB,
            6.00%, 2/15/12, (AMBAC)...............     107,597
            Virginia College, Bldg. Auth.
            Edl. Facs. RB,
    100     5.75%, 1/1/14.........................     100,749
    700     5.75%, 4/1/14.........................     702,653
    750     Virginia Port Auth. Commmonwealth RB,
            5.90%, 7/1/16.........................     757,965
            Virginia St. Hsg. Dev. Auth.
            Commonwealth Mtg. RB, (Ser. A),
    100     6.95%, 1/1/10.........................     103,718
    100     7.10%, 1/1/17.........................     104,244
    300     Virginia St. Hsg. Dev. Auth.
            RB, (Ser. D),
            6.10%, 1/1/19.........................     305,265
            Virginia St. Hsg. Dev. Auth.
            RB, (Ser. F),
    300     6.25%, 7/1/12.........................     308,571
    500     6.65%, 1/1/13.........................     532,555
    500     Virginia St. Hsg. Dev. Auth.
            RB, (Ser. O),
            6.05%, 11/1/17........................     498,195
    255     Virginia St. Hsg. Dev. Auth.
            RB Multi-Family Hsg. (Ser. K),
            5.90%, 5/1/11.........................     259,218
    300     Virginia St. Multi-Family
            Hsg. RB, (Ser. H),
            6.35%, 11/1/11........................     311,607
    100     Virginia St. Pub. School
            Auth. RB, (Ser. B),
            6.50%, 8/1/15.........................     107,654

                                                                              51

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                    STATEMENT OF INVESTMENTS -- (CONTINUED)
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Virginia logo appears here)

PRINCIPAL
 AMOUNT
  (000)                                               VALUE
LONG-TERM MUNICIPAL SECURITIES -- CONTINUED
            VIRGINIA -- CONTINUED
  $ 200     Virginia St. Res. Auth. Wtr. & Swr.
            Sys. RB, 5.25%,
            10/1/14............................... $   195,942
    300     West Point Solid Waste Disp. IDA,
            (Ser. B),
            6.25%, 3/1/19.........................     306,330
                                                    14,014,752
            PUERTO RICO -- 1.1%
    150     Puerto Rico Commonwealth GO, 6.45%,
            7/1/17................................     159,915
            TOTAL LONG-TERM MUNICIPAL SECURITIES
              (COST $13,748,403)..................  14,174,667
 SHARES
MUTUAL FUND SHARES -- .4%

  56,000    Federated Municipal Obligations Fund
            (COST $56,000)........................      56,000

            TOTAL INVESTMENTS --
              (COST $13,804,403).......... 99.7  %  14,230,667
            OTHER ASSETS AND
              LIABILITIES -- NET..........   .3        35,679
            NET ASSETS --................. 100.0 % $14,266,346

Summary of Abbreviations:
AMBAC -- Insured by American Municipal Bond Assurance
  Corporation
FHA -- Insured by Federal Housing Authority
GO -- General Obligation Bond
IDA -- Industrial Development Authority Bond
IDR -- Industrial Development Revenue Bond
MBIA -- Insured by Municipal Bond Investors Assurance
RB -- Revenue Bond
See accompanying notes to financial statements.
52

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                      STATEMENT OF ASSETS AND LIABILITIES
                               FEBRUARY 28, 1997
                                  (UNAUDITED)
(Virginia logo appears here)

ASSETS:
   Investments at value (identified cost $13,804,403).............................................................  $14,230,667
   Cash...........................................................................................................          436
   Interest receivable............................................................................................      228,393
   Receivable for Fund shares sold................................................................................       28,998
   Prepaid expenses...............................................................................................        1,356
         Total assets.............................................................................................   14,489,850
LIABILITIES:
   Accrued expenses...............................................................................................      184,267
   Dividends payable..............................................................................................       21,429
   Payable for Fund shares redeemed...............................................................................        9,844
   Distribution fee payable.......................................................................................        7,964
         Total liabilities........................................................................................      223,504
NET ASSETS........................................................................................................  $14,266,346
NET ASSETS CONSIST OF:
   Paid-in capital................................................................................................  $14,121,794
   Accumulated net realized loss on investment transactions.......................................................     (281,712)
   Net unrealized appreciation of investments.....................................................................      426,264
         Net assets...............................................................................................  $14,266,346
CALCULATION OF NET ASSET VALUE AND MAXIMUM OFFERING PRICE PER SHARE:
   Class A Shares ($2,912,378)(293,912 shares of beneficial interest outstanding)..................................  $      9.91
   Sales charge -- 4.75% of offering price........................................................................          .49
         Maximum offering price...................................................................................  $     10.40
   Class B Shares ($6,019,027)(607,467 shares of beneficial interest outstanding)..................................  $      9.91
   Class Y Shares ($5,334,941)(538,445 shares of beneficial interest outstanding)..................................  $      9.91

See accompanying notes to financial statements.
                                                                              53

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                            STATEMENT OF OPERATIONS
                       SIX MONTHS ENDED FEBRUARY 28, 1997
                                  (UNAUDITED)
(Virginia logo appears here)

INVESTMENT INCOME:
   Interest.............................................................................................             $406,270
EXPENSES:
   Advisory fee.........................................................................................  $ 33,807
   Administrative personnel and service fees............................................................     2,944
   Distribution fee -- Class A Shares...................................................................     3,589
   Distribution fee -- Class B Shares...................................................................    22,339
   Shareholder services fee -- Class B Shares...........................................................     7,446
   Custodian fee........................................................................................    31,785
   Transfer agent fee...................................................................................    19,372
   Registration and filing fees.........................................................................    12,499
   Professional fees....................................................................................     9,263
   Insurance expense....................................................................................     3,433
   Reports and notices to shareholders..................................................................     2,413
   Trustees' fees and expenses..........................................................................       541
   Miscellaneous........................................................................................     7,101
                                                                                                           156,532
   Less: Fee waivers and expense reimbursements.........................................................   (70,511)
         Net expenses...................................................................................               86,021
Net investment income...................................................................................              320,249
NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS:
   Net realized gain on investment transactions.........................................................               94,142
   Net increase in unrealized appreciation of investments...............................................              221,186
Net gain on investments.................................................................................              315,328
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS....................................................             $635,577

See accompanying notes to financial statements.
54

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                       STATEMENT OF CHANGES IN NET ASSETS
(Virginia logo appears here)

                                                                                                   SIX MONTHS
                                                                                                     ENDED
                                                                                                  FEBRUARY 28,   YEAR ENDED
                                                                                                      1997       AUGUST 31,
                                                                                                  (UNAUDITED)       1996
INCREASE (DECREASE) IN NET ASSETS:
OPERATIONS:
   Net investment income........................................................................  $    320,249   $   458,280
   Net realized gain (loss) on investment transactions..........................................        94,142       (98,854)
   Net change in unrealized appreciation of investments.........................................       221,186        47,564
      Net increase in net assets resulting from operations......................................       635,577       406,990
DISTRIBUTIONS TO SHAREHOLDERS FROM NET INVESTMENT INCOME:
   Class A Shares...............................................................................       (71,744)     (117,625)
   Class B Shares...............................................................................      (126,500)     (238,415)
   Class Y Shares...............................................................................      (123,387)     (105,354)
      Total distributions to shareholders.......................................................      (321,631)     (461,394)
FUND SHARE TRANSACTIONS:
   Proceeds from shares sold....................................................................     1,576,799     6,625,000
   Proceeds from reinvestment of distributions..................................................       180,687       309,870
   Payment for shares redeemed..................................................................      (926,413)   (1,791,146)
      Net increase resulting from Fund share transactions.......................................       831,073     5,143,724
      Net increase in net assets................................................................     1,145,019     5,089,320
NET ASSETS:
   Beginning of period..........................................................................    13,121,327     8,032,007
   End of period (includes undistributed net investment income of $1,382 at August 31, 1996)....  $ 14,266,346   $13,121,327

See accompanying notes to financial statements.
                                                                              55

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                              FINANCIAL HIGHLIGHTS
(Virginia logo appears here)

                                                                                            CLASS A SHARES
                                                                         SIX MONTHS
                                                                           ENDED                    EIGHT MONTHS
                                                                        FEBRUARY 28,   YEAR ENDED      ENDED        YEAR ENDED
                                                                            1997       AUGUST 31,    AUGUST 31,    DECEMBER 31,
                                                                        (UNAUDITED)       1996         1995#           1994
PER SHARE DATA:
Net asset value, beginning of period..................................      $9.68          $9.67         $8.85         $10.19
Income (loss) from investment operations:
  Net investment income...............................................         .24           .48           .33            .47
  Net realized and unrealized gain (loss) on investments..............         .23           .01           .82          (1.34  )
    Total from investment operations..................................         .47           .49          1.15           (.87  )
Less distributions to shareholders from net investment income.........        (.24  )       (.48 )        (.33  )        (.47  )
Net asset value, end of period........................................       $9.91         $9.68         $9.67          $8.85
TOTAL RETURN+.........................................................        4.9%          5.1%         13.1%          (8.6%  )
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).............................      $2,912        $2,892        $1,983         $1,606
Ratios to average net assets:
  Expenses**..........................................................       1.03%  ++      .93%          .72%  ++       .53%
  Net investment income**.............................................       4.98%  ++     4.83%         5.17%  ++      5.11%
Portfolio turnover rate...............................................         44%           68%           87%            59%

                                                                      CLASS A SHARES
                                                                           1993*
                                                                      JULY 2 THROUGH
                                                                       DECEMBER 31,
                                                                           1993
PER SHARE DATA:
Net asset value, beginning of period..................................      $10.00
Income (loss) from investment operations:
  Net investment income...............................................         .20
  Net realized and unrealized gain (loss) on investments..............         .19
    Total from investment operations..................................         .39
Less distributions to shareholders from net investment income.........        (.20  )
Net asset value, end of period........................................      $10.19
TOTAL RETURN+.........................................................        3.9%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).............................      $1,306
Ratios to average net assets:
  Expenses**..........................................................        .25%  ++
  Net investment income**.............................................       4.64%  ++
Portfolio turnover rate...............................................          0%


#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Initial sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                       CLASS A SHARES
                                                              SIX MONTHS                                             JULY 2,
                                                                ENDED                  EIGHT MONTHS                   1993*
                                                             FEBRUARY 28,  YEAR ENDED     ENDED       YEAR ENDED     THROUGH
                                                                 1997      AUGUST 31,   AUGUST 31,   DECEMBER 31,  DECEMBER 31,
                                                             (UNAUDITED)      1996        1995#          1994          1993
Expenses....................................................     2.93%        3.47%        3.83%         5.14%          7.75%
Net investment income (loss)................................     3.08%        2.29%        2.06%          .50%         (2.86%)

See accompanying notes to financial statements.
56

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Virginia logo appears here)

                                                                                            CLASS B SHARES
                                                                         SIX MONTHS
                                                                           ENDED                    EIGHT MONTHS       YEAR
                                                                        FEBRUARY 28,   YEAR ENDED      ENDED          ENDED
                                                                            1997       AUGUST 31,    AUGUST 31,    DECEMBER 31,
                                                                        (UNAUDITED)       1996         1995#           1994
PER SHARE DATA:
Net asset value, beginning of period..................................      $9.68          $9.67         $8.85         $10.19
Income (loss) from investment operations:
  Net investment income...............................................         .21           .41           .28            .42
  Net realized and unrealized gain (loss) on investments..............         .23           .01           .82          (1.34  )
    Total from investment operations..................................         .44           .42          1.10           (.92  )
Less distributions to shareholders from net investment income.........        (.21  )       (.41 )        (.28  )        (.42  )
Net asset value, end of period........................................       $9.91         $9.68         $9.67          $8.85
TOTAL RETURN+.........................................................        4.5%          4.3%         12.5%          (9.1%  )
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).............................      $6,019        $5,963        $5,083         $3,817
Ratios to average net assets:
  Expenses**..........................................................       1.78%  ++     1.68%         1.47%  ++      1.12%
  Net investment income**.............................................       4.23%  ++     4.09%         4.42%  ++      4.54%
Portfolio turnover rate...............................................         44%           68%           87%            59%

                                                                       CLASS B SHARES
                                                                           1993*
                                                                       JULY 2 THROUGH
                                                                        DECEMBER 31,
                                                                           1993
PER SHARE DATA:
Net asset value, beginning of period..................................      $10.00
Income (loss) from investment operations:
  Net investment income...............................................         .17
  Net realized and unrealized gain (loss) on investments..............         .19
    Total from investment operations..................................         .36
Less distributions to shareholders from net investment income.........        (.17  )
Net asset value, end of period........................................      $10.19
TOTAL RETURN+.........................................................        3.7%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted).............................      $2,235
Ratios to average net assets:
  Expenses**..........................................................        .75%  ++
  Net investment income**.............................................       4.25%  ++
Portfolio turnover rate...............................................          0%
                                                                          JULY 2,

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized. Contingent deferred sales charge is not reflected.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income (loss) to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                       CLASS B SHARES
                                                              SIX MONTHS                                             JULY 2,
                                                                ENDED                  EIGHT MONTHS      YEAR         1993*
                                                             FEBRUARY 28,  YEAR ENDED     ENDED         ENDED        THROUGH
                                                                 1997      AUGUST 31,   AUGUST 31,   DECEMBER 31,  DECEMBER 31,
                                                             (UNAUDITED)      1996        1995#          1994          1993
Expenses....................................................     3.68%        4.23%        4.58%         5.73%         8.25%
Net investment income (loss)................................     2.33%        1.54%        1.31%         (.07%)       (3.25%)

See accompanying notes to financial statements.
                                                                              57

                     EVERGREEN VIRGINIA MUNICIPAL BOND FUND
                      FINANCIAL HIGHLIGHTS -- (CONTINUED)
(Virginia logo appears here)

                                                                                                  CLASS Y SHARES
                                                                                      SIX MONTHS
                                                                                        ENDED                    EIGHT MONTHS
                                                                                     FEBRUARY 28,   YEAR ENDED      ENDED
                                                                                         1997       AUGUST 31,    AUGUST 31,
                                                                                     (UNAUDITED)       1996         1995#
PER SHARE DATA:
Net asset value, beginning of period...............................................       $9.68        $9.67          $8.85
Income (loss) from investment operations:
  Net investment income............................................................         .25           .50           .34
  Net realized and unrealized gain (loss) on investments...........................         .23           .01           .82
    Total from investment operations...............................................         .48           .51          1.16
Less distributions to shareholders from net investment income......................        (.25  )       (.50 )        (.34  )
Net asset value, end of period.....................................................       $9.91         $9.68         $9.67
TOTAL RETURN+......................................................................        5.1%          5.4%         13.3%
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................      $5,335        $4,266          $965
Ratios to average net assets:
  Expenses**.......................................................................        .78%  ++      .70%          .47%  ++
  Net investment income**..........................................................       5.24%  ++     5.05%         5.42%  ++
Portfolio turnover rate............................................................         44%           68%           87%

                                                                                   CLASS Y SHARES
                                                                                        1994*
                                                                                 FEBRUARY 28 THROUGH
                                                                                     DECEMBER 31,
                                                                                        1994
PER SHARE DATA:
Net asset value, beginning of period...............................................      $9.83
Income (loss) from investment operations:
  Net investment income............................................................        .41
  Net realized and unrealized gain (loss) on investments...........................       (.98   )
    Total from investment operations...............................................       (.57   )
Less distributions to shareholders from net investment income......................       (.41   )
Net asset value, end of period.....................................................      $8.85
TOTAL RETURN+......................................................................      (5.8%   )
RATIOS & SUPPLEMENTAL DATA:
Net assets, end of period (000's omitted)..........................................       $344
Ratios to average net assets:
  Expenses**.......................................................................       .28%   ++
  Net investment income**..........................................................      5.54%   ++
Portfolio turnover rate............................................................        59%
                                                                                     FEBRUARY 28,

#  The Fund changed its fiscal year end from December 31 to August 31.
*  Commencement of class operations.
+ Total return is calculated on net asset value per share for the periods indicated and is not annualized.
++ Annualized.
** Net of expense waivers and reimbursements. If the Fund had borne all expenses that were reimbursed or waived by the investment adviser, the annualized ratios of expenses and net investment income to average net assets, exclusive of any applicable state expense limitations, would have been the following:

                                                                                            CLASS Y SHARES
                                                                          SIX MONTHS                             FEBRUARY 28,
                                                                            ENDED                  EIGHT MONTHS      1994*
                                                                         FEBRUARY 28,  YEAR ENDED     ENDED         THROUGH
                                                                             1997      AUGUST 31,   AUGUST 31,   DECEMBER 31,
                                                                         (UNAUDITED)      1996        1995#          1994
Expenses................................................................     2.68%        3.24%        3.58%         4.89%
Net investment income...................................................     3.34%        2.51%        2.31%          .93%

See accompanying notes to financial statements.
58

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- ORGANIZATION AND NATURE OF OPERATIONS

     The Evergreen State Tax-Free Funds (the "Funds") are separate series of Evergreen Investment Trust except for Evergreen Florida High Income Municipal Bond Fund, which is a series of Evergreen Municipal Trust, both open-end management companies registered under the Investment Company Act of 1940, as amended (the "Act"). The Evergreen State Tax-Free Funds consist of Evergreen Florida High Income Municipal Bond Fund ("Florida High Income"), Evergreen Florida Municipal Bond Fund ("Florida"), Evergreen Georgia Municipal Bond Fund ("Georgia"), Evergreen New Jersey Tax Free Income Fund ("New Jersey"), Evergreen North Carolina Municipal Bond Fund ("North Carolina"), Evergreen South Carolina Municipal Bond Fund ("South Carolina") and Evergreen Virginia Municipal Bond Fund ("Virginia"), known collectively as the Funds.

     The investment objective of Florida, Georgia, New Jersey, North Carolina, South Carolina and Virginia is to seek current income exempt from federal income tax and where applicable, state income taxes, consistent with the preservation of capital. Florida High Income seeks to provide a high level of current income which is exempt from federal income tax.

     Effective January 1, 1996, First Union Corporation, the corporate parent of First Union National Bank of North Carolina ("First Union"), the Funds' investment adviser, consummated a merger with First Fidelity Bancorporation, the corporate parent of First Fidelity Bank, N.A., New Jersey's prior investment adviser. Effective January 19, 1996, each of the funds in FFB Funds Trust, an open-end management company registered under the Act, including the FFB New Jersey Tax-Free Income Fund, joined the Evergreen Funds. The FFB Fund was renamed Evergreen New Jersey Tax Free Income Fund. Shares of FFB New Jersey Tax-Free Income Fund were redesignated New Jersey's Class A Shares.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of significant accounting policies followed by the Funds in the preparation of their financial statements. These policies are in conformity with generally accepted accounting principles.

     SECURITY VALUATIONS -- Municipal bonds are valued by an independent pricing service taking into consideration yield, liquidity, risk, credit quality, coupon, maturity, type of issue and any other factors or market data it deems relevant in determining valuations for normal institutional size trading units of debt securities which it believes to reflect the current value of securities. The independent pricing service does not rely exclusively on quoted prices. Short-term securities purchased with remaining maturities of sixty days or less are stated at amortized cost which approximates market value.

     SECURITY TRANSACTIONS -- Security transactions are accounted for on the date purchased or sold. Net realized gains or losses are determined on the identified cost basis.

     INVESTMENT INCOME AND EXPENSES -- Interest income and expenses are accrued daily. Premiums and discounts paid on securities are amortized or accreted into interest income.

     WHEN ISSUED AND DELAYED DELIVERY TRANSACTIONS -- The Funds record when-issued or delayed delivery transactions on the trade date and maintain security positions such that sufficient liquid assets will be available to make payment for the securities purchased. Securities purchased on a when-issued or delayed delivery basis are marked to market daily and begin earning interest on the settlement date.

     DISTRIBUTIONS TO SHAREHOLDERS -- Distributions from net investment income are declared daily and paid monthly. Distributions from net realized capital gains on investments, if any, will be distributed at least annually. Income distributions and capital gain distributions are determined in accordance with income tax regulations which may differ from the amounts available for distribution under generally accepted accounting principles. To the extent these differences are permanent in nature, such amounts are reclassified within the components of net assets.

     INCOME TAXES -- It is each Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its taxable and other net income to its shareholders. Accordingly,

                     COMBINED NOTES TO FINANCIAL STATEMENTS
no provisions for Federal income or excise taxes are necessary. To the extent that realized net capital gains can be offset by capital loss carryforwards, it is each Fund's policy not to distribute such gains.

     At August 31, 1996, the Funds' most recent fiscal year end, the Funds had capital loss carryforwards as follows:

                                             EXPIRATION
                                     2002         2003       2004
Florida High Income               $  723,137    $634,610    $64,454
Georgia                              683,766          --         --
New Jersey                           266,381     134,802         --
North Carolina                     3,812,121          --         --
Virginia                             258,553          --     30,043

     Capital losses incurred after October 31, within each Fund's fiscal year, are deemed to arise on the first business day of the following fiscal year. The Fund's incurred and have selected to defer the following capital losses to the current fiscal year:

Florida High Income                   $2,682
South Carolina                         7,144
Virginia                              87,258

     ALLOCATION OF EXPENSES -- Expenses specifically identifiable to a class of shares or a specific fund are charged to that class or fund. Expenses common to a Trust as a whole are allocated to the funds in that Trust. Net investment income (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

     DEFERRED ORGANIZATION EXPENSES -- The expenses of Florida High Income incurred in connection with its organization are being deferred and amortized over a period of benefit not to exceed 60 months from June 30, 1995.

     USE OF ESTIMATES -- The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts and disclosures. Actual results could differ from those estimates.

NOTE 3 -- INVESTMENT ADVISORY AGREEMENT AND OTHER TRANSACTIONS WITH AFFILIATES

     INVESTMENT ADVISORY AND ADMINISTRATIVE AGREEMENTS -- First Union is each Fund's investment adviser and accordingly is entitled to an annual fee as a percentage of each Fund's average daily net assets. Florida's, Georgia's, North Carolina's, South Carolina's and Virginia's investment advisory fee is .50 of 1% of average daily net assets. Florida High Income's annual fee is .60 of 1% of average daily net assets. New Jersey's annual fee is based on the following schedule:

ADVISORY FEE               AVERAGE DAILY NET ASSETS
   0.500%                  on the first $500 million
   0.450%                  on the next $500 million
   0.400%                  on the next $500 million
   0.350%                  in excess of $1.5 billion

     Evergreen Asset Management Corp. ("Evergreen Asset"), a wholly owned subsidiary of First Union, is the Funds' administrator and through December 31, 1996, Furman Selz LLC ("Furman Selz") was the sub-administrator. Effective January 1, 1997, BISYS Group, Inc. ("BISYS") acquired Furman Selz' mutual fund unit and accordingly, BISYS Fund Services became sub-administrator. As sub-administrator, Furman Selz/BISYS provided the officers of the Funds. Evergreen Asset's, Furman Selz'/BISYS' fees are based on the average daily net assets of all the funds administered by Evergreen Asset or

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 3 -- INVESTMENT ADVISORY AGREEMENT AND OTHER TRANSACTIONS WITH AFFILIATES -- continued
Evergreen Keystone Investment Services ("EKIS"), a wholly owned subsidiary of First Union, for which First Union or its investment advisory subsidiaries is also investment adviser. These fees are calculated at the following annual rates:

  ADMINISTRATION FEE                 AVERAGE DAILY NET ASSETS
        0.050%                        on the first $7 billion
        0.035%                        on the next $3 billion
        0.030%                        on the next $5 billion
        0.020%                        on the next $10 billion
        0.015%                        on the next $5 billion
        0.010%                        in excess of $30 billion

SUB-ADMINISTRATION FEE               AVERAGE DAILY NET ASSETS
        0.0100%                       on the first $7 billion
        0.0075%                       on the next $3 billion
        0.0050%                       on the next $15 billion
        0.0040%                       in excess of $25 billion

     At February 28, 1997, assets for which Evergreen Asset or EKIS was the administrator for which First Union or its investment advisory subsidiaries was investment adviser totaled approximately $29.2 billion.

     First Union voluntarily waived the advisory fee and reimbursed expenses for the period ended February 28, 1997 as described below:

                                             ADMINISTRATION
                         ADVISORY FEE             FEE                   EXPENSE
                           WAIVERS              WAIVERS              REIMBURSEMENTS
Florida High Income        $171,151              $   --                 $     --
Florida                     114,001                  --                   99,304
Georgia                      32,760               1,159                   46,812
New Jersey                  114,542               6,127                   27,820
North Carolina               20,295                  --                       --
South Carolina               26,916               1,985                   58,118
Virginia                     33,807               2,458                   34,246

     First Union may discontinue these voluntary waivers and reimbursements at any time.

     Effective March 11, 1997, EKIS, began providing the administrative services to Funds that were formerly provided by Evergreen Asset. The administration fees remain unchanged from those under Evergreen Asset.

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 3 -- INVESTMENT ADVISORY AGREEMENT AND OTHER TRANSACTIONS WITH
AFFILIATES -- continued
     PLANS OF DISTRIBUTION -- The Funds have adopted for their Class A shares and Class B Shares, Distribution Plans (the "Plans") pursuant to Rule 12b-1 under the Act. Under the terms of the Plans, the Funds may incur distribution-related and shareholder servicing expenses which may not exceed an annual fee of .75 of 1% for Class A and Class B Shares. For each of the Funds except Florida and New Jersey, the payments for Class A were voluntarily limited to an annual fee of .25 of 1% of average daily net assets. For the six months ended February 28, 1997, Rule 12b-1 fees, net of reimbursement, charged to Florida and New Jersey were approximately an annual fee of .07 and .08 of 1%, respectively, of average daily net assets. The Funds have entered into distribution agreements with Evergreen Keystone Distributor ("EKD"), formerly Evergreen Funds Distributor, a subsidiary of BISYS, whereby they will compensate EKD for its services at a rate which may not exceed an annual fee of .25 of 1% of Class A average daily net assets and an annual fee of .75 of 1% of Class B average daily net assets.

     The Funds have entered into a Shareholder Services Agreement with First Union Brokerage Services ("FUBS"), an affiliate of First Union, whereby they will compensate FUBS up to an annual fee of .25 of 1% for certain services provided to shareholders and/or maintenance of shareholder accounts relating to each of the Fund's Class B Shares.

     ORGANIZATIONAL EXPENSES -- Organizational expenses of Florida, Georgia, North Carolina, South Carolina and Virginia were initially borne by the Funds' prior administrator. These Funds agreed to reimburse such expenses during the five-year period following each Funds' commencement of operations. As a result of a change in the administration agreement, First Union purchased the remaining unreimbursed organizational expenses from the prior administrator. As of and for the six months ended February 28, 1997, the Funds paid and have a remaining liability to First Union as follows:

                                                  REMAINING
                                      PAYMENTS    LIABILITY
Florida                               $ 4,358      $17,036
Georgia                                 3,934       15,378
North Carolina                         11,530       12,137
South Carolina                         10,949       46,175
Virginia                                3,759       14,696

     SALES CHARGES -- EFD has advised the Funds that it has retained the following amounts from front-end sales charges resulting from sales of Class A Shares during the six months ended February 28, 1997:

Florida High Income                         $38,082
Florida                                       5,328
Georgia                                       1,773
New Jersey                                    5,073
North Carolina                                2,314
South Carolina                                  463
Virginia                                      1,227

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 4 -- SHARES OF BENEFICIAL INTEREST

     Each of the Funds has an unlimited number of $0.0001 par shares authorized. Each of the Funds' shares are divided into classes which are designated Class A, Class B and Class Y Shares. Class A shares are sold with a front-end sales charge of up to 4.75%. Class B shares are sold with a contingent deferred sales charge which declines from 5% to zero depending on the period of time the shares are held. Class B shares will automatically convert to Class A shares after seven years from the date of purchase. Class Y Shares are available only to investment advisory clients of First Union and its affiliates, certain institutional investors or Class Y shareholders of record of certain other funds managed by First Union and its affiliates as of December 30, 1994. The classes have identical voting, dividend, liquidation and other rights, except that Class A and Class B Shares bear distribution expenses (see Note 3) and have exclusive voting rights with respect to their distribution plans.

     Transactions in shares of beneficial interest were as follows:

                                                                    SIX MONTHS ENDED
                                                                   FEBRUARY 28, 1997                     YEAR ENDED
                                                                      (UNAUDITED)                     AUGUST 31, 1996*
                                                                SHARES           AMOUNT           SHARES           AMOUNT
FLORIDA HIGH INCOME
CLASS A
Shares sold................................................    1,722,895      $ 18,245,694       3,124,792      $ 32,820,683
Shares issued on reinvestment of distributions.............       95,224         1,011,328         141,897         1,492,720
Shares redeemed............................................     (617,570)       (6,540,931)     (1,673,161)      (17,673,622)
Net increase...............................................    1,200,549        12,716,091       1,593,528        16,639,781

CLASS B
Shares sold................................................    1,851,209        19,610,445       1,606,756        16,929,901
Shares issued on reinvestment of distributions.............       33,153           352,225          29,466           309,488
Shares redeemed............................................     (169,307)       (1,790,824)        (93,856)         (985,765)
Net increase...............................................    1,715,055        18,171,846       1,542,366        16,253,624

CLASS Y
Shares sold................................................      133,144         1,414,424         203,571         2,137,099
Shares issued on reinvestment of distributions.............        1,513            16,074           1,303            13,721
Shares redeemed............................................      (14,442)         (154,117)        (15,879)         (167,279)
Net increase...............................................      120,215         1,276,381         188,995         1,983,541
Total net increase resulting from Fund share
  transactions.............................................    3,035,819      $ 32,164,318       3,324,889      $ 34,876,946

*For Class Y shares, the Fund share transaction activity is for the period
 September 20, 1995 (commencement of class operations) through August 31, 1996.

                     COMBINED NOTES TO FINANCIAL STATEMENTS

                                                                          SIX MONTHS ENDED
                                                                         FEBRUARY 28, 1997                 YEAR ENDED
                                                                            (UNAUDITED)                 AUGUST 31, 1996
                                                                       SHARES         AMOUNT         SHARES         AMOUNT
FLORIDA
CLASS A
Shares sold.......................................................      454,462    $  4,454,198       647,176    $  6,349,216
Shares issued on reinvestment of distributions....................      115,251       1,135,279       198,575       1,954,093
Shares redeemed...................................................   (1,189,709)    (11,667,915)   (2,919,201)    (28,758,982)
Net decrease......................................................     (619,996)     (6,078,438)   (2,073,450)    (20,455,673)
CLASS B
Shares sold.......................................................      273,203       2,677,667       720,789       7,109,005
Shares issued on reinvestment of distributions....................       43,860         432,006        67,958         668,617
Shares redeemed...................................................     (255,970)     (2,510,258)     (621,849)     (6,110,433)
Net increase......................................................       61,093         599,415       166,898       1,667,189
CLASS Y
Shares sold.......................................................      681,817       6,683,628     1,061,203      10,399,454
Shares issued on reinvestment of distributions....................        6,328          62,312         5,711          56,106
Shares redeemed...................................................     (110,553)     (1,084,801)     (172,594)     (1,701,590)
Net increase......................................................      577,592       5,667,139       894,320       8,753,970
Total net increase (decrease) resulting from Fund share
  transactions....................................................       18,689    $    182,116    (1,012,232)   ($10,034,514)

                                                                              SIX MONTHS ENDED
                                                                             FEBRUARY 28, 1997              YEAR ENDED
                                                                                (UNAUDITED)               AUGUST 31, 1996
                                                                           SHARES        AMOUNT       SHARES         AMOUNT
GEORGIA
CLASS A
Shares sold.............................................................    44,622      $ 431,477      37,924      $   365,163
Shares issued on reinvestment of distributions..........................     3,511         34,200       7,779           75,126
Shares redeemed.........................................................   (28,052)      (271,612)    (63,160)        (605,087)
Net increase (decrease).................................................    20,081        194,065     (17,457)        (164,798)
CLASS B
Shares sold.............................................................    71,145        691,772     268,620        2,600,226
Shares issued on reinvestment of distributions..........................    14,643        142,668      26,313          253,826
Shares redeemed.........................................................   (73,751)      (717,426)   (122,257)      (1,183,493)
Net increase............................................................    12,037        117,014     172,676        1,670,559
CLASS Y
Shares sold.............................................................    25,350        245,632     280,783        2,686,240
Shares issued on reinvestment of distributions..........................     3,646         35,526       3,963           38,022
Shares redeemed.........................................................   (55,546)      (541,622)   (256,913)      (2,444,107)
Net increase (decrease).................................................   (26,550)      (260,464)     27,833          280,155
Total net increase resulting from Fund share transactions...............     5,568      $  50,615     183,052      $ 1,785,916

                     COMBINED NOTES TO FINANCIAL STATEMENTS

                                                                               SIX MONTHS ENDED
                                                                               FEBRUARY 28, 1997           SIX MONTHS ENDED
                                                                                  (UNAUDITED)              AUGUST 31, 1996
                                                                             SHARES       AMOUNT        SHARES        AMOUNT
NEW JERSEY
CLASS A
Shares sold..............................................................    132,892    $ 1,446,998     124,249    $  1,339,667
Shares issued on reinvestment of distributions...........................     43,351        472,628      42,586         457,685
Shares redeemed..........................................................   (263,502)    (2,866,104)   (949,514)    (10,244,991)
Net decrease.............................................................    (87,259)      (946,478)   (782,679)     (8,447,639)
CLASS B
Shares sold..............................................................    413,838      4,512,940     234,035       2,509,436
Shares issued on reinvestment of distributions...........................      5,724         62,420       2,234          24,017
Shares redeemed..........................................................    (16,027)      (175,302)     (1,239)        (13,260)
Net increase.............................................................    403,535      4,400,058     235,030       2,520,193
CLASS Y
Shares sold..............................................................     64,474        702,304     864,470       9,318,727
Shares issued on reinvestment of distributions...........................      3,486         37,967       3,838          41,210
Shares redeemed..........................................................    (12,930)      (140,939)    (26,045)       (280,780)
Net increase.............................................................     55,030        599,332     842,263       9,079,157
Total net increase resulting from Fund share transactions................    371,306    $ 4,052,912     294,614    $  3,151,711

                                                                                SIX MONTHS ENDED
                                                                               FEBRUARY 28, 1997              YEAR ENDED
                                                                                  (UNAUDITED)               AUGUST 31, 1996
                                                                             SHARES        AMOUNT        SHARES       AMOUNT

NORTH CAROLINA
CLASS A
Shares sold..............................................................     70,021    $    710,741     118,007    $ 1,198,058
Shares issued on reinvestment of distributions...........................     14,137         143,728      27,147        275,346
Shares redeemed..........................................................    (50,570)       (511,285)   (176,511)    (1,780,168)
Net increase (decrease)..................................................     33,588         343,184     (31,357)      (306,764)

CLASS B
Shares sold..............................................................    199,913       2,023,516     635,229      6,447,862
Shares issued on reinvestment of distributions...........................     76,437         777,176     144,603      1,466,473
Shares redeemed..........................................................   (379,520)     (3,844,786)   (759,219)    (7,700,019)
Net increase (decrease)..................................................   (103,170)     (1,044,094)     20,613        214,316

CLASS Y
Shares sold..............................................................     36,355         368,697     327,111      3,318,310
Shares issued on reinvestment of distributions...........................        835           8,484       1,016         10,257
Shares redeemed..........................................................    (38,149)       (387,291)    (51,457)      (522,912)
Net increase (decrease)..................................................       (959)        (10,110)    276,670      2,805,655
Total net increase (decrease) resulting from Fund share transactions.....    (70,541)   ($   711,020)    265,926    $ 2,713,207

                     COMBINED NOTES TO FINANCIAL STATEMENTS

                                                                              SIX MONTHS ENDED
                                                                              FEBRUARY 28, 1997             YEAR ENDED
                                                                                 (UNAUDITED)              AUGUST 31, 1996
                                                                           SHARES         AMOUNT      SHARES         AMOUNT
SOUTH CAROLINA
CLASS A
Shares sold.............................................................    12,510      $  123,899     31,170      $  305,932
Shares issued on reinvestment of distributions..........................    11,034          10,226      1,829          17,842
Shares redeemed.........................................................    (5,632)        (55,478)    (9,800)        (95,582)
Net increase............................................................     7,912          78,647     23,199         228,192

CLASS B
Shares sold.............................................................    39,221         386,803    109,335       1,062,828
Shares issued on reinvestment of distributions..........................     7,413          73,297     12,969         126,461
Shares redeemed.........................................................   (14,505)       (141,741)   (49,850)       (485,446)
Net increase............................................................    32,129         318,359     72,454         703,843

CLASS Y
Shares sold.............................................................   258,092       2,550,630    349,743       3,411,415
Shares issued on reinvestment of distributions..........................     8,942          88,382     10,998         107,081
Shares redeemed.........................................................   (72,456)       (714,423)   (65,167)       (627,612)
Net increase............................................................   194,578       1,924,589    295,574       2,890,884
Total net increase resulting from Fund share transactions...............   234,619      $2,321,595    391,227      $3,822,919

                                                                              SIX MONTHS ENDED
                                                                              FEBRUARY 28, 1997             YEAR ENDED
                                                                                 (UNAUDITED)              AUGUST 31, 1996
                                                                           SHARES         AMOUNT      SHARES         AMOUNT

VIRGINIA
CLASS A
Shares sold.............................................................    38,020      $  374,042    105,025      $1,032,730
Shares issued on reinvestment of distributions..........................     6,312          62,433     10,186          99,877
Shares redeemed.........................................................   (49,138)       (484,147)   (21,674)       (211,176)
Net increase (decrease).................................................    (4,806)        (47,672)    93,537         921,431

CLASS B
Shares sold.............................................................    16,411         162,529    145,062       1,427,003
Shares issued on reinvestment of distributions..........................     8,955          88,563     19,108         187,592
Shares redeemed.........................................................   (33,846)       (335,157)   (74,064)       (721,093)
Net increase (decrease).................................................    (8,480)        (84,065)    90,106         893,502

CLASS Y
Shares sold.............................................................   105,662       1,040,228    425,577       4,165,267
Shares issued on reinvestment of distributions..........................     3,002          29,691      2,286          22,401
Shares redeemed.........................................................   (10,834)       (107,109)   (87,094)       (858,877)
Net increase............................................................    97,830         962,810    340,769       3,328,791
Total net increase resulting from Fund share transactions...............    84,544      $  831,073    524,412      $5,143,724

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 5 -- INVESTMENT TRANSACTIONS

     The cost of purchases and proceeds from sales of investments, excluding short-term securities for the period ended February 28, 1997 were as follows:

                                                             PURCHASES            SALES
Florida High Income......................................   $54,729,727        $20,238,338
Florida..................................................    34,717,737         36,078,007
Georgia..................................................     4,188,615          3,410,962
New Jersey...............................................     9,845,195          5,230,405
North Carolina...........................................    16,841,916         17,878,650
South Carolina...........................................     4,687,933          2,391,619
Virginia.................................................     6,986,383          5,941,005

     On February 28, 1997, the aggregate cost of investments for federal tax purposes was the same as for financial reporting purposes. The composition of unrealized appreciation and depreciation of investment securities was as follows:

                                       APPRECIATION        DEPRECIATION           NET
Florida High Income.................    $3,477,705          $ (142,318)        $3,335,387
Florida.............................     7,252,801            (172,490)         7,080,311
Georgia.............................       677,392              (6,335)           671,057
New Jersey..........................     1,693,772            (165,276)         1,528,496
North Carolina......................     2,950,009                  --          2,950,009
South Carolina......................       343,372              (8,384)           334,988
Virginia............................       426,264                  --            426,264

NOTE 6 -- CONCENTRATION OF CREDIT RISK

     Since the Funds invest a substantial portion of their assets in issuers located in a single state, they may be more affected by economic and political developments in a specific state or region than would be a comparable general tax-exempt mutual fund. Certain debt obligations held by each of the Funds are entitled to the benefit of insurance, standby letters of credit or other guarantees of banks or other financial institutions.

NOTE 7 -- FINANCING AGREEMENT

     A financing agreement was in place with all of the Evergreen Funds ("Evergreen") and State Street Bank and Trust Company ("State Street"). Under this agreement, State Street provided an unsecured line of credit facility, in the aggregate amount of $100 million ($50 million committed and $50 million uncommitted), to be accessed by Evergreen for temporary or emergency purposes only and is subject to each participating Fund's borrowing restrictions. Effective October 31, 1996, a new financing agreement was put in place with Evergreen and State Street, Societe Generale and ABN AMRO Bank N.V. (collectively, the "Banks"). Under this agreement, the Banks provide an unsecured credit facility in the aggregate amount of $225 million ($112.5 million committed and $112.5 million uncommitted) allocated evenly between the Banks. Borrowings under the facilities bore interest at .75% per annum above the Federal Funds rate. A commitment fee of .10% per annum was incurred on the unused portion of the committed facility which was allocated to all participating funds. State Street acts as agent for the Banks, and as agent is entitled to a fee of $15,000 which is allocated to all of the Evergreen Funds. During the period ended February 28, 1997, the Funds had no borrowings outstanding.

                     COMBINED NOTES TO FINANCIAL STATEMENTS

NOTE 8 -- DEFERRED TRUSTEE'S FEES

     Each Trustee may defer any or all compensation related to performance of duties as a Trustee of the Fund. Each Trustees' deferred balances are allocated to deferral accounts which are included in the Fund's accrued expenses. Any gains or losses incurred in the deferral accounts are reported in the Trustees' fees and expenses. Trustees will be paid either in one lump sum or in quarterly installments for up to ten years at their election, not earlier than either the year in which the Trustee ceases to be a member of the Board of Trustees or January 1, 2000. As of February 28, 1997, Trustees had deferred the following fees:

Florida High Income......................   $3,745
Florida..................................    3,997
Georgia..................................      324
New Jersey...............................    2,975
North Carolina...........................    1,550
South Carolina...........................      221
Virginia.................................      284

                      (This Page Left Blank Intentionally)

                      (This Page Left Blank Intentionally)

                      (This Page Left Blank Intentionally)

                      (This Page Left Blank Intentionally)

                             TRUSTEES AND OFFICERS

                              TRUSTEES:

                              Laurence B. Ashkin*

                              Foster Bam*

                              James S. Howell, Chairman

                              Robert J. Jeffries*+

                              Gerald M. McDonnell

                              Thomas L. McVerry

                              William W. Pettit

                              Russell A. Salton, III M.D.

                              Michael S. Scofield

                              OFFICERS:

                              John J. Pileggi
                              President and Treasurer

                              George O. Martinez
                              Secretary

                              Sheryl Hirschfeld
                              Assistant Secretary

                              Stephen W. St. Clair
                              Assistant Treasurer

                              * Trustees for Evergreen Florida High Income
                               Municipal Bond Fund and Evergreen New Jersey Tax
                              Free Income Fund only.

                              + Trustee Emeritus

THIS BROCHURE MUST BE PRECEEDED OR ACCOMPANIED BY A PROSPECTUS OF AN EVERGREEN FUND CONTAINED HEREIN. THE PROSPECTUS CONTAINS MORE COMPLETE INFORMATION, INCLUDING FEES AND EXPENSES, AND SHOULD BE READ CAREFULLY BEFORE INVESTING OR SENDING MONEY.

                           NOT       May lose value
                           FDIC
                           INSURED   No bank guarantee

                           Evergreen Keystone Distributor, Inc.

    Evergreen Keystone(SM) is a Service Mark of Evergreen Keystone Investment
                            Services, Inc. Copyright 1997.

                                    KEYSTONE

                               (Photo of building)

                                     FLORIDA
                                 TAX FREE FUND


                               Evergreen Keystone
                   (Logo)            FUNDS          (Logo)

                                 ANNUAL REPORT
                                 MARCH 31, 1997

PAGE 1
KEYSTONE FLORIDA TAX FREE FUND
SEEKS GENEROUS TAX-FREE INCOME FROM HIGH-QUALITY MUNICIPAL BONDS.

Dear Shareholders:

We are pleased to report to you on the activities of Keystone Florida Tax Free Fund for the 12-month period which ended March 31, 1997. Following our letter to you, we have included a discussion with your Fund's manager and complete financial information.

PERFORMANCE

Your Fund provided a positive total return for the twelve-month period, with the following investment results:
  Class A shares returned 3.50%.
  Class B shares returned 2.75%.
  Class C shares returned 2.74%.
  The total return of the benchmark Lehman Municipal Bond Index was 5.46% for the 12-month period. The Fund's results reflected the overall underperformance of higher-quality municipal bonds, as well as the Fund's overweighting in longer maturity bonds at the beginning of the fiscal year. Your Fund's performance was hurt when interest rates rose in April and May 1996, and prices of bonds, especially long-term bonds, fell.

A YEAR OF CONTRASTS

The 12-month period covered a number of contrasting environments in the fixed-income markets, with interest rates rising in the spring and summer of 1996, then declining in the fourth quarter of the calendar year, and going up again in the first three months of 1997. The volatility in the market occurred despite the fact that the economy was growing moderately and inflation was benign, corporate earnings were strong, and there were no serious credit problems. Despite these solid fundamentals, the dominant emotion among investors was that of uncertainty.
  During most of the fiscal year, your Fund was positioned for a favorable municipal-bond market, with a heavy weighting of longer-maturity bonds. That strategy held back our results in the first six months of the fiscal year, when interest rates unexpectedly rose. Generally, the values of long-term bonds decline more than those of shorter-term bonds when interest rates rise. However, the reverse is also true, and when rates declined, the Fund was in a good position to take profits by selling its long-term bonds into a strong market.

POSITIVE LOCAL ECONOMY

The local economic climate was kind to investors. Florida's economy continued to outperform the national economy, due to the state's population growth and low-cost business environment. Although tourism and agriculture are still key contributors to Florida's fiscal health, international trade and service sectors have become increasingly important.

OUTLOOK

At this writing, the Federal Reserve has started to raise short-term interest rates in an effort to contain inflationary pressures. It is possible that interest rates may rise further before they stabilize or start moving down. This would contribute to some short-term price fluctuations. However, the longer-term outlook at Evergreen Keystone is that inflation is not likely to get out of control, and the bond market should stabilize. In this environment investors in Keystone Florida Tax Free Fund should continue to have opportunities for attractive, real returns on an after-tax, after-inflation basis.

                                 -- CONTINUED--

PAGE 2
KEYSTONE FLORIDA TAX FREE FUND

  We believe it makes sense for investors-- particularly those in higher income tax brackets-- to maintain a portion of their portfolios in municipal bond funds as part of an overall asset allocation plan. At the close of April 1997, long-term tax exempt bonds yielded 5.88%. For a married couple in the 36% federal income tax bracket, a 5.88% tax-free yield is equivalent to a taxable bond paying a 9.19% yield.
  We appreciate your continued support of the Evergreen Keystone funds. If you have any questions or comments, please feel free to write to us.

Sincerely,

/s/ Albert H. Elfner, III                      (photo of Albert H. Elfner, III)
Albert H. Elfner, III                          ALBERT H. ELFNER, III
CHAIRMAN                                       (photo of George S. Bissell)
KEYSTONE INVESTMENT MANAGEMENT COMPANY         GEORGE S. BISSELL

/s/ George S. Bissell
George S. Bissell
CHAIRMAN OF THE BOARD
KEYSTONE FUNDS

May 1997

                               A Discussion with
                              Your Fund's Manager

                          (Photo of George J. Kimball)

   YOUR FUND IS MANAGED BY GEORGE J. KIMBALL, A KEYSTONE VICE PRESIDENT AND PORTFOLIO MANAGER. AN INVESTMENT PROFESSIONAL WITH 11 YEARS' EXPERIENCE, MR. KIMBALL IS A CHARTERED FINANCIAL ANALYST, AND HOLDS A B.A. FROM HAMILTON COLLEGE AND AN M.B.A. FROM DUKE UNIVERSITY. HE IS SUPPORTED BY THE MUNICIPAL BOND TEAM OF KEYSTONE INVESTMENT MANAGEMENT COMPANY. THE TEAM MANAGES MORE THAN $2 BILLION IN MUNICIPAL BOND ASSETS IN A
                             VARIETY OF PORTFOLIOS.

Q WHAT WAS THE ENVIRONMENT LIKE FOR MUNICIPAL BONDS DURING THE PAST FISCAL YEAR?

A The municipal market experienced both ups and downs during the 12-month period ended on March 31, 1997. The initial period, from April to August, was very difficult. Fears of excessive growth and potentially higher inflation caused interest rates to rise and bond prices to decline. The erosion in values was more pronounced among taxable bonds, but municipal securities were also affected. However, the market rebounded within a few months, and by September, bond investors were enjoying a strong rally in which municipal bonds did particularly well. The market rotation came full circle during the first three months of 1997, when renewed fears of rising rates brought yields up and prices down.

Q HOW DID THE FUND PERFORM IN THIS ENVIRONMENT?

A The performance was mixed, consistent with the market. During most of 1996, the portfolio reflected our fundamentally favorable outlook on the municipal market. That means we had a heavy weighting in longer maturity bonds, which held back our performance when interest rates rose unexpectedly in the spring and summer of 1996. On the other hand, when rates declined in the fall, we were able to take profits from selling our long bonds and boost returns.

Q HOW DID YOU POSITION THE FUND GOING INTO 1997?

A Early in January of 1997, the Fund began structuring the portfolio more defensively by replacing the 25- and 30-year bonds with shorter-maturity bonds, which are generally not as sensitive to interest rate moves as long bonds. At the close of the fiscal year, the average maturity of the bonds in the portfolio was 17.5 years, slightly less than the Fund's peer group. We felt that with a high likelihood of a tighter interest rate policy, a more conservative posture was appropriate.

Q WHAT WAS THE QUALITY OF THE PORTFOLIO?

A The Fund maintained a high overall quality. By far the heaviest weighting was in top-rated AAA bonds, at 42.46% of net assets. However, we were mindful of the shareholders' need for competitive current income. To maximize the Fund's income potential, we bought bonds with a lower credit rating, but no lower than BBB. At the close of the fiscal year, the average credit quality of the portfolio was AA.

PAGE 4
KEYSTONE FLORIDA TAX FREE FUND

Q HOW DID FLORIDA'S MUNICIPAL-BONDS RESPOND TO GENERAL MARKET'S EVENTS?

A The state of Florida was just recently upgraded from an AA to AA+ by the Standard & Poor's, as a result of budget stabilization, sound financial position, and strong economic growth. Florida is a good place for new businesses, because of relatively low business costs. Moreover, a large senior population creates solid demand for municipal bonds. So the overall economic backdrop is favorable for municipal bonds in Florida.

Q THERE HAVE BEEN SERIOUS CONCERNS ABOUT CREDITWORTHINESS OF MIAMI. WHAT'S THE CURRENT SITUATION THERE?

A The Fund did not hold any debt issued by Miami, as the city has had financial difficulties. Miami has $130 million of bonds outstanding. Most of these bonds are insured, but the large shortfall in Miami's budget prompted alarm among investors. The state of Florida has appointed an oversight board to help manage that shortfall.

Q WHAT IS YOUR OUTLOOK?

A Short term, we believe the fixed-income markets will continue to experience volatility, because of the recent tightening of interest rates by the Federal Reserve and the possibility of another hike in the near future. However, the state of the economy bodes well for the long-term performance of municipal bonds. Despite the Fed's ongoing concerns about inflation, there have been no real indications that inflation is heating up. Economic growth is within a moderate range. Corporate earnings continue to meet or even exceed expectations. These are favorable fundamentals for municipal bonds.
PORTFOLIO QUALITY SUMMARY
AS OF MARCH 31, 1997


(Pie chart appears here with the following plot points.)

AAA       AA       A       BBB       Not rated
42.5%   24.8%     9.3%    21.0%        2.4%

Average portfolio quality: AA

For investors in certain tax situations, a portion of income may be subject to the federal alternative minimum tax (AMT).
Where Standard & Poor's ratings were not available, we used ratings from Moody's Investor Service, Inc., Fitch Investors' Service, LLP, or ratings assigned by another nationally recognized statistical rating organization.

THE BENEFITS OF TAX-FREE INVESTING
                  FEDERAL TAX BRACKET
                   31%     36%    39.6%
                  TAXABLE EQUIVALENT
Yield             YIELD
4.5%              6.5%    7.0%     7.5%
5.0%              7.2%    7.8%     8.3%
5.5%              8.0%    8.6%     9.1%

The yields shown are for illustrative purposes only. They are not intended to represent actual performance of the Fund.
                                       (diamond)

                       THIS COLUMN IS INTENDED TO ANSWER
                           QUESTIONS ABOUT YOUR FUND.
        IF YOU HAVE A QUESTION YOU WOULD LIKE ANSWERED, PLEASE WRITE TO:
                  EVERGREEN KEYSTONE INVESTMENT SERVICES, INC.
                        ATTN: SHAREHOLDER COMMUNICATIONS
                        200 BERKELEY STREET, 22ND FLOOR,
                       BOSTON, MASSACHUSETTS 02116-5034.

                            Growth of an Investment


Growth of an investment in
Keystone Florida Tax Free Fund Class A

In Thousands

                            12/90     3/91     3/93      3/95     3/97
Reinvested Distributions    (PLEASE FILL IN)
Initial Investment          (PLEASE FILL IN)

Total Value: $14,708

A $10,000 investment in Keystone Florida Tax Free Fund Class A made on December 28, 1990 with all distributions reinvested was worth $14,708 on March 31, 1997. Past performance is no guarantee of future results.

Performance for each class will differ. The investment return and principal value will fluctuate so that your shares, when redeemed, may be worth more or less than the original cost.

You may exchange your shares for another Keystone fund by phone or in writing. You may also exchange funds through the Evergreen Keystone Express Line, 800-346-3858. The Fund reserves the right to change or terminate the exchange offer.

[CAPTION]

TWELVE-MONTH PERFORMANCE      AS OF MARCH 31, 1997
                                   CLASS A    CLASS B    CLASS C
Total returns*                       3.50 %     2.75 %     2.74 %
Net asset value          3/31/96   $10.60     $10.48     $10.50
                         3/31/97    10.40      10.28      10.30
Dividends                            0.56       0.48       0.48
Capital gains                        None       None       None

* BEFORE DEDUCTION OF FRONT-END OR CONTINGENT DEFERRED SALES CHARGE (CDSC), IF APPLICABLE.

[CAPTION]

HISTORICAL RECORD                  AS OF MARCH 31, 1997
CUMULATIVE TOTAL RETURNS         CLASS A    CLASS B    CLASS C
1-year w/o sales charge            3.50%      2.75%      2.74%
1-year                            -1.41      -2.16       1.76
5-year                            28.77        N/A        N/A
Life of Class                     47.08      17.35      19.21

AVERAGE ANNUAL RETURNS
1-year w/o sales charge            3.50%      2.75%      2.74%
1-year                            -1.41      -2.16       1.76
5-year                             5.19        N/A        N/A
Life of Class                      6.35       3.92       4.31

Class A shares were introduced on December 28, 1990. Performance is reported at the current maximum front-end sales charge of 4.75%.

Class B shares were introduced on February 1, 1993. Shares purchased after January 1, 1997 are subject to a contingent deferred sales charge (CDSC) that declines from 5% to 1% over six years after the month purchased. Performance assumes that shares were redeemed after the end of a one-year holding period and reflects the deduction of a 5% CDSC.

Class C shares were introduced on February 1, 1993. Shares purchased after January 1, 1997 are subject to a 1% CDSC during the twelve month period following the month of purchase. Performance reflects the return you would have received after holding shares for one year or more and redeeming after the end of that period.

PAGE 6
KEYSTONE FLORIDA TAX FREE FUND

Your Fund's Performance


Comparison of change in value of a $10,000 investment in Keystone Florida Tax Free Fund Class A, the Lehman Municipal Bond Index and the
Consumer Price Index.

In Thousands                       December 28, 1990 through March 31, 1997

Average Annual Total Return
                1 Year     5 Year      Life of Class         LMBI $15,905
Class A         -1.41%     5.19%           6.35%            Class A $14,708
Class B         -2.16%      --             3.92%
Class C          1.76       --             4.31%
                                                          CPI $11,928
(Bar graph appears here with the following plot points.)

                         12/90    3/91    3/93    3/95    3/97
Class A                  (PLEASE FILL IN)
Lehman Municipal Bond
  Index (LMBI)           (PLEASE FILL IN)
Consumer Price Index
  (CPI)                  (PLEASE FILL IN)

Past performance is no guarantee of future results. The performance of Class B or Class C shares may be greater or less than the line shown based on differences in loads and fees paid by the shareholder investing in the different classes. The Consumer Price Index is through February 28, 1997.


This chart graphically compares your Fund's total return performance to certain investment indexes. It is the result of fund performance guidelines issued by the Securities and Exchange Commission. The intent is to provide investors with more information about their investment.

COMPONENTS OF THE CHART

The chart is composed of several lines that represent the accumulated value of an initial $10,000 investment for the period indicated. The lines illustrate a hypothetical investment in:

1. KEYSTONE FLORIDA TAX FREE FUND

The Fund seeks generous tax-free income from high-quality municipal bonds. Total return quotations are stated after deducting sales charges (if applicable), fund expenses and transaction costs, and assumes reinvestment of all distributions.

2. LEHMAN MUNICIPAL BOND INDEX (LMBI)

The LMBI is a broad-based, unmanaged market index of securities issued by state and local governments. It represents the price change and coupon income of several thousand securities of various credit qualities and maturities. Securities are selected and compiled by Lehman Brothers, Inc. according to criteria that may be unrelated to your Fund's investment objective.

3. CONSUMER PRICE INDEX (CPI)

This index is a widely recognized measure of the cost of goods and services produced in the U.S.. The index contains factors such as prices of services, housing, food, transportation and electricity which are compiled by the U.S. Bureau of Labor Statistics. The CPI is generally considered a valuable benchmark for investors who seek to outperform increases in the cost of living.

  These indexes do not include transaction costs associated with buying and selling securities, and do not hold cash to meet redemptions. It would be difficult for most individual investors to duplicate these indexes.

UNDERSTANDING WHAT THE CHART MEANS

The chart demonstrates your Fund's total return performance in relation to a well known investment index and to increases in the cost of living. It is important to understand what the chart shows and does not show.

  This illustration is useful because it charts Fund and index performance over the same time frame and over a long period. Long-term performance is a more reliable and useful measure of performance than measurements of short-term returns or temporary swings in the market. Your financial adviser can help you evaluate fund performance in conjunction with the other important financial considerations such as safety, stability and consistency.

LIMITATIONS OF THE CHART

The chart, however, limits the evaluation of Fund performance in several ways. Because the measurement is based on total returns over an extended period of time, the comparison often favors those funds which emphasize capital appreciation when the market is rising. Likewise, when the market is declining, the comparison usually favors those funds which take less risk.

PERFORMANCE CAN BE DISTORTED

Funds which are more conservative in their orientation and which place an emphasis on capital preservation will tend to compare less favorably when the market is rising. In addition, funds which have income as one of their objectives also will tend to compare less favorably to relevant indexes.

  Indexes may also reflect the performance of some securities which a fund may be prohibited from buying. A bond fund, for example, may be limited to investments in only high quality bonds, or a stock fund may only be able to buy stocks that have been traded on a stock exchange for a minimum number of years or stocks that have a certain market capitalization. Indexes usually do not have the same investment restrictions as your Fund.

INDEXES DO NOT INCLUDE COSTS OF INVESTING

The comparison is further limited in its utility because the indexes do not take into account any deductions for sales charges, transaction costs or other fund expenses. Your Fund's performance figures do reflect such deductions. Sales charges-- whether up-front or deferred-- pay for the cost of the investment advice of your financial adviser. Transaction costs pay for the costs of buying and selling securities for your Fund's portfolio. Fund expenses pay for the costs of investment management and various shareholder services. None of these costs are reflected in index total returns. The comparison is not completely realistic because an index cannot be duplicated by an investor-- even an unmanaged index-- without incurring some charges and expenses.

ONE OF SEVERAL MEASURES

The chart is one of several tools you can use to understand your investment. It should be read in conjunction with the Fund's prospectus, and annual and semiannual reports. Also, your financial adviser, who understands your personal financial situation, can best explain the features of your Keystone fund and how it applies to your financial needs.

FUTURE RETURNS MAY BE DIFFERENT

Shareholders also should be mindful that the long-run performance of either the Fund or the indexes is not representative of what shareholders should expect to receive from their Fund investment in the future; it is presented to illustrate only past performance and is not a guarantee of future returns.

PAGE 8
KEYSTONE FLORIDA TAX FREE FUND

SCHEDULE OF INVESTMENTS
MARCH 31, 1997

                                                                            COUPON    MATURITY     PRINCIPAL      MARKET
                                                                             RATE       DATE        AMOUNT         VALUE
MUNICIPAL BONDS-- 97.8%
Alliance Airport Authority, Texas, Federal Express Project                  6.375 %  04/01/2021   $ 1,500,000   $ 1,477,185
Bay County, Florida, Hospital Systems Revenue Refunding, Bay Medical
  Center Project                                                            8.000    10/01/2019     2,500,000     2,993,300
Brevard County, Florida, Health Facilities Authority Revenue Refunding,
  Wuesthoff Memorial Hospital (MBIA)                                        7.200    04/01/2013     2,000,000     2,244,380
Broward County, Florida, Collateralized Home Mortgage, Series B             7.125    03/01/2017       195,000       203,506
Broward County, Florida, Resource Recovery, South Project                   7.950    12/01/2008     2,405,000     2,611,806
Charlotte County, Florida, Utility Revenue (FGIC)                           6.750    10/01/2013     1,000,000     1,120,610
City of Tarpon Springs Health Facilities Authority, Florida, Hospital
  Refunding, Helen Ellis Hospital                                           7.625    05/01/2021     1,000,000     1,070,780
Commonwealth of Puerto Rico, Aqueduct and Sewer Authority Revenue           6.250    07/01/2012     2,000,000     2,140,040
Commonwealth of Puerto Rico, Highway Authority & Transportation Authority,
  Series Y                                                                  5.000    07/01/2036     1,000,000       852,320
Commonwealth of Puerto Rico, General Obligation, Linked Bond Payment
  Obligation (MBIA)(d)                                                      7.000    07/01/2010       500,000       573,980
Dade County, Florida, Educational Facilities Authority Revenue (St. Thomas
  University)                                                               6.000    01/01/2010     2,000,000     2,026,020
Dade County, Florida, Housing Finance Agency, Single Family Mortgage,
  Series E                                                                  7.000    03/01/2024       185,000       192,124
Dade County, Florida, School District, General Obligation                   7.375    07/01/2008        40,000        43,212
Dade County, Florida, School District, General Obligation (MBIA)            5.000    02/15/2010     1,000,000       962,470
Duval County, Florida, Single Family Mortgage Refunding (FGIC)              7.300    07/01/2011        80,000        83,950
Escambia County, Florida, Pollution Control, Champion International Corp.
  Project                                                                   6.900    08/01/2022     4,000,000     4,171,200
Florida Housing Finance Agency, Home Ownership Mortgage                     7.500    09/01/2014       150,000       158,574
Florida Housing Finance Agency, Multi-Family Housing, Series C              6.200    08/01/2016     2,000,000     2,022,400
Florida State Board of Education Capital Outlay Refunding, Public
  Education, Series D                                                       4.750    06/01/2016     1,000,000       865,440
Florida State Transportation, Jacksonville Transportation Authority         9.000    01/01/2000     1,000,000     1,056,160
Gainesville, Florida, Utilities System Revenue, Series B                    7.500    10/01/2008     3,435,000     4,116,813
Gainesville, Florida, Utilities System Revenue, Series B                    7.500    10/01/2009     3,695,000     4,436,734
Georgia State, General Obligation, Series C                                 5.250    04/01/2011     1,000,000       981,930
Halifax Hospital Medical Center, Florida, Hospital Revenue, Series A
  (MBIA)                                                                    5.200    10/01/2013     1,000,000       950,650
Hillsborough County, Florida, Hospital Authority, Hospital Revenue, Tampa
  General Hospital Project (FSA)                                            6.375    10/01/2013     2,000,000     2,100,040
Jacksonville, Florida, Health Facilities Authority, St. Luke's Hospital
  Association                                                               7.125    11/15/2020     3,000,000     3,232,770
Martin County, Florida, Industrial Development Authority, Industrial
  Development Revenue, Indiantown Cogeneration Project A                    7.875    12/15/2025     1,500,000     1,703,445
McKeesport, Pennsylvania, Hospital Authority Revenue,
  McKeesport Hospital Project                                               6.500    07/01/2008       875,000       886,121
Miami Beach, Florida, Resort Tax Revenue (AMBAC)                            6.250    10/01/2022     1,470,000     1,549,762
Miramar, Florida, Wastewater Improvement Assessment Revenue (FGIC)          6.750    10/01/2016     1,000,000     1,085,220

                                                        (CONTINUED ON NEXT PAGE)

                                                                            COUPON    MATURITY     PRINCIPAL      MARKET
                                                                             RATE       DATE        AMOUNT         VALUE
MUNICIPAL BONDS-- CONTINUED
New York, New York, General Obligation, Series H                            6.000 %  08/01/2013   $ 3,300,000   $ 3,192,189
New York, New York, General Obligation, Series I                            5.875    03/15/2011     1,000,000       967,740
North Broward County, Florida, Hospital District Revenue (MBIA)             5.375    01/15/2012     1,945,000     1,879,259
North Broward County, Florida, Hospital District Revenue (MBIA)             5.375    01/15/2013     1,000,000       959,840
North Broward County, Florida, Hospital District Revenue (MBIA)             5.250    01/15/2017     1,250,000     1,162,288
North Springs Improvement District, Florida, Water and Sewer Revenue,
  Series B (MBIA)                                                           6.500    12/01/2016     1,335,000     1,445,124
Okaloosa County, Florida, Gas District, Refunding and Improvement (MBIA)    6.850    10/01/2014     2,550,000     2,851,946
Orange County, Florida, Health Facilities Authority, Hospital Revenue,
  Adventist Health (AMBAC)                                                  5.250    11/15/2020     1,000,000       922,340
Orange County, Florida, Health Facilities Authority, Hospital Revenue,
  Orlando Regional Healthcare, Series C (MBIA)                              6.250    10/01/2021     2,000,000     2,109,200
Orlando, Florida, Utilities Commission, Water and Electric Revenue          6.000    10/01/2010     4,000,000     4,233,640
Orlando-Orange County, Florida, Expressway Authority (FGIC)                 8.250    07/01/2015        40,000        51,803
Palm Beach County, Florida, General Obligation, Series B                    6.500    07/01/2010     1,880,000     2,052,152
Palm Beach County, Florida, Solid Waste Authority, Revenue Improvement,
  Series B (AMBAC)                                                          5.375    10/01/2011     1,000,000       971,490
Palm Beach County, Florida, Solid Waste Industrial Development, Osceola
  Power Limited Partnership, Project A (AMT)(c)                             6.850    01/01/2014     2,500,000     1,934,650
Panama City, Florida, Water and Sewer Revenue                               5.625    10/01/2016     1,000,000       984,100
Puerto Rico Electric Power Authority, Power Revenue, Series X               6.000    07/01/2015     2,200,000     2,208,690
Puerto Rico Industrial Tourist, Educational, Medical and Environmental
  Control Facilities, Hospital Auxilio Mutuo Group, Series A (MBIA)         6.250    07/01/2024     2,000,000     2,072,600
Sunrise, Florida, Utility System Revenue, Capital Appreciation, Series A
  (AMBAC)(effective yield 5.65%)(b)                                         0.000    10/01/2009     1,000,000       503,340
Sunrise, Florida, Utility System Revenue, Capital Appreciation, Series A
  (AMBAC)(effective yield 5.75%)(b)                                         0.000    10/01/2010     1,000,000       470,230
Tallahassee, Florida, Health Facilities, Tallahassee Memorial Regional
  Medical Project (MBIA)                                                    6.625    12/01/2013     2,000,000     2,193,340
Tampa, Florida, Capital Improvement Program Revenue, Series B               8.375    10/01/2018     1,250,000     1,307,088
Tampa, Florida, Subordinate Guaranteed Entitlement Revenue, Series B (ETM)  8.500    10/01/2018        45,000        47,754
Texas Municipal Power Agency Revenue, Capital Appreciation (AMBAC)
  (effective yield 7.30%)(b)                                                0.000    09/01/2006       750,000       457,057
West Melbourne, Florida, Water and Sewer Revenue (FGIC)                     6.750    10/01/2014     1,000,000     1,098,190
TOTAL MUNICIPAL BONDS (COST-- $82,078,191)                                                                       83,988,992
TEMPORARY TAX-EXEMPT INVESTMENTS (0.6%) (COST-- $480,000)
Dade County, Florida, Water and Sewer System Revenue Bond, Series 1994 (a)  3.350    10/05/2022       480,000       480,000
TOTAL INVESTMENTS (COST-- $82,558,191) (E) (98.4%)                                                               84,468,992
OTHER ASSETS AND LIABILITIES-- NET (1.6%)                                                                         1,402,889
NET ASSETS (100.0%)                                                                                             $85,871,881

                                                        (CONTINUED ON NEXT PAGE)

PAGE 10
KEYSTONE FLORIDA TAX FREE FUND

SCHEDULE OF INVESTMENTS (CONTINUED)

 (a) Variable or floating rate instruments with periodic demand features. The Fund is entitled to full payment of principal and accrued interest upon surrendering the security to the issuing agent according to the terms of the demand features.

(b) Effective yield (calculated at the date of purchase) is the yield at which the bond accretes on an annual basis until maturity.

 (c) Securities that may be resold to "qualified institutional buyers" under Rule 144A or securities offered pursuant to Section 4(2) of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.

(d) At the discretion of the portfolio manager, these securities may be separated into securities with interest or principal payments that are linked to another rate or index and therefore would be considered derivative securities.

 (e) The cost of investments for federal income tax purposes amounted to $82,816,143. Gross unrealized appreciation and depreciation of investments, based on identified tax cost, at March 31, 1997 are as follows:

Gross unrealized appreciation               $2,624,177
Gross unrealized depreciation                 (971,328)
Net unrealized appreciation                 $1,652,849

Legend of Portfolio Abbreviations:

AMBAC-- American Municipal Bond Assurance Corporation

AMT-- Subject to Alternative Minimum Tax

ETM-- Escrowed to Maturity

FGIC-- Federal Guaranty Insurance Company

FSA-- Federal Security Assistance

MBIA-- Municipal Bond Investors Assurance

SEE NOTES TO FINANCIAL STATEMENTS.

FINANCIAL HIGHLIGHTS-- CLASS A SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR)

                                                                                                                   DECEMBER 28,
                                                                                                                       1990
                                                                                                                 (COMMENCEMENT OF
                                                                    YEAR ENDED MARCH 31,                          OPERATIONS) TO
                                                1997       1996       1995       1994       1993       1992       MARCH 31, 1991
NET ASSET VALUE BEGINNING OF YEAR               $10.60     $10.33     $10.29     $10.94     $10.43     $10.17          $10.00
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                             0.55       0.56       0.56       0.58       0.61       0.72            0.18
Net realized and unrealized gain (loss)
  on investments and closed futures contracts    (0.19)      0.27       0.07      (0.44)      0.64       0.30            0.17
Total from investment operations                  0.36       0.83       0.63       0.14       1.25       1.02            0.35
LESS DISTRIBUTIONS FROM:
Net investment income                            (0.55)     (0.54)     (0.56)     (0.58)     (0.61)     (0.72)          (0.18)
In excess of net investment income               (0.01)     (0.02)     (0.03)     (0.05)     (0.03)         0               0
Net realized gain on investments                     0          0          0      (0.16)     (0.10)     (0.04)              0
Total distributions                              (0.56)     (0.56)     (0.59)     (0.79)     (0.74)     (0.76)          (0.18)
NET ASSET VALUE END OF YEAR                     $10.40     $10.60     $10.33     $10.29     $10.94     $10.43          $10.17
TOTAL RETURN (C)                                  3.50%      8.16%      6.42%      1.01%     12.32%     10.34%           3.52%
RATIOS/SUPPLEMENTAL DATA
Ratios to average net assets:
  Total expenses                                  0.76%(b)    0.76%(b)    0.75%    0.75%      0.68%      0.65%           0.65%(a)
  Total expenses excluding reimbursement and
    waivers                                       0.92%      0.92%      0.95%      1.00%      1.13%      1.21%           2.06%(a)
  Net investment income                           5.26%      5.32%      5.60%      5.16%      5.60%      6.82%           6.33%(a)
Portfolio turnover rate                            104%        89%       129%       113%        95%        63%              5%
NET ASSETS END OF YEAR (THOUSANDS)             $29,305    $37,286    $42,239    $45,150    $42,997    $29,258        $  6,922

 (a) Annualized.

(b) Ratio of total expenses to average net assets includes indirectly paid expenses. Excluding indirectly paid expenses, the expense ratio would have been 0.75% and 0.75% for the years ended March 31, 1997 and 1996, respectively.

 (c) Excluding applicable sales charges.

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 12
KEYSTONE FLORIDA TAX FREE FUND

FINANCIAL HIGHLIGHTS-- CLASS B SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR)

                                                                                                               FEBRUARY 1, 1993
                                                                                                               (DATE OF INITIAL
                                                                            YEAR ENDED MARCH 31,              PUBLIC OFFERING) TO
                                                                   1997       1996       1995       1994        MARCH 31, 1993
NET ASSET VALUE BEGINNING OF YEAR                                  $10.48     $10.24     $10.27     $10.94           $10.81
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                                                0.46       0.48       0.53       0.52             0.08
Net realized and unrealized gain (loss) on investments
  and closed futures contracts                                      (0.18)      0.28       0.02      (0.47)            0.14
Total from investment operations                                     0.28       0.76       0.55       0.05             0.22
LESS DISTRIBUTIONS FROM:
Net investment income                                               (0.47)     (0.50)     (0.49)     (0.48)           (0.08)
In excess of net investment income                                  (0.01)     (0.02)     (0.09)     (0.08)           (0.01)
Net realized gain on investments                                        0          0          0      (0.16)               0
Total distributions                                                 (0.48)     (0.52)     (0.58)     (0.72)           (0.09)
NET ASSET VALUE END OF YEAR                                        $10.28     $10.48     $10.24     $10.27           $10.94
TOTAL RETURN (C)                                                     2.75%      7.48%      5.61%      0.19%            2.06%
RATIOS/SUPPLEMENTAL DATA
Ratios to average net assets:
  Total expenses                                                     1.51%(b)    1.48%(b)    1.50%    1.50%            1.50%(a)
  Total expenses excluding reimbursement and waivers                 1.68%      1.68%      1.68%      1.74%            1.73%(a)
  Net investment income                                              4.51%      4.58%      4.81%      4.21%            4.00%(a)
Portfolio turnover rate                                               104%        89%       129%       113%              95%
NET ASSETS END OF YEAR (THOUSANDS)                                $46,918    $54,433    $51,083    $19,984          $ 1,704

 (a) Annualized.

(b) Ratio of total expenses to average net assets includes indirectly paid expenses. Excluding indirectly paid expenses, the expense ratio would have been 1.50% and 1.47% for the years ended March 31, 1997 and 1996, respectively.

 (c) Excluding applicable sales charges.

SEE NOTES TO FINANCIAL STATEMENTS.

FINANCIAL HIGHLIGHTS-- CLASS C SHARES
(FOR A SHARE OUTSTANDING THROUGHOUT EACH YEAR)

                                                                                                               FEBRUARY 1, 1993
                                                                                                               (DATE OF INITIAL
                                                                            YEAR ENDED MARCH 31,              PUBLIC OFFERING) TO
                                                                    1997      1996       1995       1994        MARCH 31, 1993
NET ASSET VALUE BEGINNING OF YEAR                                  $10.50     $10.26     $10.28     $10.93           $10.81
INCOME FROM INVESTMENT OPERATIONS:
Net investment income                                                0.45       0.48       0.47       0.51             0.07
Net realized and unrealized gain (loss) on investments and closed
  futures contracts                                                 (0.17)      0.28       0.08      (0.45)            0.14
Total from investment operations                                     0.28       0.76       0.55       0.06             0.21
LESS DISTRIBUTIONS FROM:
Net investment income                                               (0.47)     (0.50)     (0.49)     (0.49)           (0.07)
In excess of net investment income                                  (0.01)     (0.02)     (0.08)     (0.06)           (0.02)
Net realized gain on investments                                        0          0          0      (0.16)               0
Total distributions                                                 (0.48)     (0.52)     (0.57)     (0.71)           (0.09)
NET ASSET VALUE END OF YEAR                                        $10.30     $10.50     $10.26     $10.28           $10.93
TOTAL RETURN (C)                                                     2.74%      7.47%      5.61%      0.27%            1.95%
RATIOS/SUPPLEMENTAL DATA
Ratios to average net assets:
  Total expenses                                                     1.51%(b)    1.48%(b)    1.50%    1.50%            1.50%(a)
  Total expenses excluding reimbursement and waivers                 1.68%      1.68%      1.70%      1.84%            1.63%(a)
  Net investment income                                              4.51%      4.60%      4.86%      4.26%            2.95%(a)
Portfolio turnover rate                                               104%        89%       129%       113%              95%
NET ASSETS END OF YEAR (THOUSANDS)                                 $9,650    $11,795    $12,831    $13,096          $ 1,987

 (a) Annualized.

(b) Ratio of total expenses to average net assets includes indirectly paid expenses. Excluding indirectly paid expenses, the expense ratio would have been 1.50% and 1.47% for the years ended March 31, 1997 and 1996, respectively.

 (c) Excluding applicable sales charges.

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 14
KEYSTONE FLORIDA TAX FREE FUND

STATEMENT OF ASSETS AND LIABILITIES
MARCH 31, 1997

ASSETS
 Investments at market value
   (identified cost-- $82,558,191)               $84,468,992
 Cash                                                    978
 Interest receivable                               1,885,531
 Receivable for investments sold                     980,853
 Prepaid expenses                                      5,491
   Total assets                                   87,341,845
LIABILITIES
 Payable for investments purchased                   986,303
 Distributions to shareholders                       353,652
 Payable for Fund shares redeemed                     75,010
 Distribution fee payable                             24,167
 Due to related parties                                4,010
 Other accrued expenses                               26,822
   Total liabilities                               1,469,964
NET ASSETS                                       $85,871,881
NET ASSETS REPRESENTED BY
 Paid-in capital                                 $87,506,452
 Accumulated distributions in excess of net
   investment income                                (352,869)
 Accumulated net realized loss on investments     (3,192,503)
 Net unrealized appreciation on investments        1,910,801
   TOTAL NET ASSETS                              $85,871,881
NET ASSET VALUE PER SHARE
 Class A Shares
    Net assets of $29,304,555/2,816,405 shares
      outstanding                                     $10.40
    Offering price per share
      ($10.40/0.9525)(based on a sales charge of H
      4.75% of the offering price at March 31,
      1997)                                           $10.92
  Class B Shares
    Net assets of $46,917,530/4,562,101 shares
      outstanding                                     $10.28
  Class C Shares
    Net assets of $9,649,796/936,597 shares
      outstanding                                     $10.30

SEE NOTES TO FINANCIAL STATEMENTS.

STATEMENT OF OPERATIONS
YEAR ENDED MARCH 31, 1997

INVESTMENT INCOME
 Interest                                            $5,809,797
EXPENSES
 Distribution Plan expenses             $613,577
 Management fee                          507,576
 Transfer agent fees                     103,813
 Custodian fees                           64,048
 Professional fees                        23,459
 Reimburseable accounting                 18,143
 Other                                    35,294
 Fees waived by Investment Manager      (160,819)
     Total expenses                    1,205,091
   Less: Expenses paid indirectly         (8,966)
   Net expenses                                       1,196,125
 Net investment income                                4,613,672
Net realized and unrealized loss on
 investments and closed futures
 contracts (Note 3)
 Net realized loss on:
   Investments                          (872,314)
   Closed futures contracts              (81,932)
   Realized loss on investments and
     closed futures contracts                          (954,246)
   Net change in unrealized
     appreciation (depreciation) on
     investments                                       (593,956)
 Net realized and unrealized loss on
   investments and closed futures
   contracts                                         (1,548,202)
 Net increase in net assets
   resulting from operations                         $3,065,470

STATEMENTS OF CHANGES IN NET ASSETS

                                                                                               YEAR ENDED MARCH 31,
                                                                                               1997            1996
OPERATIONS
  Net investment income                                                                    $  4,613,672    $  5,235,282
  Net realized gain (loss) on investments and closed futures contracts                         (954,246)      3,334,947
  Net change in unrealized appreciation (depreciation) on investments                          (593,956)       (479,647)
     Net increase in net assets resulting from operations                                     3,065,470       8,090,582
DISTRIBUTIONS TO SHAREHOLDERS FROM
  Net investment income:
     Class A                                                                                 (1,760,650)     (2,068,359)
     Class B                                                                                 (2,363,748)     (2,582,018)
     Class C                                                                                   (489,274)       (584,905)
  In excess of net investment income:
     Class A                                                                                    (46,750)        (81,365)
     Class B                                                                                    (62,764)       (101,572)
     Class C                                                                                    (12,992)        (23,009)
     Total distributions to shareholders                                                     (4,736,178)     (5,441,228)
CAPITAL SHARE TRANSACTIONS
  Proceeds from shares sold:
     Class A                                                                                  1,516,596       2,637,449
     Class B                                                                                  3,171,407      10,874,867
     Class C                                                                                    362,937         980,649
  Payment for shares redeemed:
     Class A                                                                                 (9,405,525)     (9,315,509)
     Class B                                                                                (10,685,777)     (9,762,560)
     Class C                                                                                 (2,508,025)     (2,573,632)
  Net asset value of shares issued in reinvestment of distributions:
     Class A                                                                                    497,684         564,333
     Class B                                                                                    896,419       1,035,196
     Class C                                                                                    182,889         271,631
     Net decrease in net assets resulting from capital share transactions                   (15,971,395)     (5,287,576)
     Total decrease in net assets                                                           (17,642,103)     (2,638,222)
NET ASSETS:
  Beginning of year                                                                         103,513,984     106,152,206
  End of year [Including accumulated distributions in excess of net investment income as
     follows: 1996-- ($352,869) and 1996-- ($436,130)]                                     $ 85,871,881    $103,513,984

SEE NOTES TO FINANCIAL STATEMENTS.

PAGE 16
KEYSTONE FLORIDA TAX FREE FUND

NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

Keystone Florida Tax Free Fund (the "Fund") is a separate series of the Keystone State Tax Free Fund, a Massachusetts business trust for which Keystone Investment Management Company ("Keystone") is the Investment Adviser and Manager. Keystone was formerly a wholly-owned subsidiary of Keystone Investments, Inc. ("KII") and is currently a subsidiary of First Union Keystone, Inc. First Union Keystone, Inc. is a wholly-owned subsidiary of First Union National Bank of North Carolina which in turn is a wholly-owned subsidiary of First Union Corporation ("First Union"). The Fund is registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a non-diversified, open-end investment company. The Fund offers several classes of shares. The Fund's investment objective is to achieve the highest possible current income exempt from federal income taxes, while preserving capital.
  The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles, which require management to make estimates and assumptions that affect amounts reported herein. Although actual results could differ from these estimates, any such differences are expected to be immaterial to the net assets of the Fund.

A. VALUATION OF SECURITIES

Securities held by the Fund are valued by an independent pricing service. In determining value for normal institutional-size transactions, the pricing service uses methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders. Securities for which valuations are not available from an independent pricing service (including restricted securities) are valued at fair value as determined in good faith according to procedures established by the Board of Trustees.
  Short-term investments with remaining maturities of 60 days or less are carried at amortized cost, which approximates market value. Short-term investments with greater than 60 days to maturity are valued at market value.

B. FUTURES CONTRACTS

In order to gain exposure to or protect against changes in security values, the Fund may buy and sell futures contracts.
  The initial margin deposited with a broker when entering into a futures transaction is subsequently adjusted by daily payments or receipts as the value of the contract changes. Such changes are recorded as unrealized gains or losses. Realized gains or losses are recognized on closing the contract.
  Risks of entering into futures contracts include (i) the possibility of an illiquid market for the contract, (ii) the possibility that a change in the value of the contract may not correlate with changes in the value of the underlying instrument or index, and (iii) the credit risk that the other party will not fulfill their obligations under the contract. Futures contracts also involve elements of market risk in excess of the amount reflected in the statement of assets and liabilities.

C. SECURITY TRANSACTIONS AND INVESTMENT INCOME

Securities transactions are accounted for no later than one business day after the trade date. Realized gains and losses are computed on the identified cost basis. Interest income is recorded on the accrual basis and includes amortization of discounts and premiums.

D. FEDERAL INCOME TAXES

The Fund has qualified and intends to qualify in the future as a regulated investment company under the Internal Revenue Code of 1986, as amended (the "Code"). Thus, the Fund is relieved of any federal income tax liability by distributing all of its net taxable investment income and net taxable capital gains, if any, to its shareholders. The Fund also intends to avoid excise tax liability by making the required distributions under the Code. Accordingly, no provision for federal income taxes is required.

E. DISTRIBUTIONS
Distributions from net investment income are declared and paid monthly. The Fund distributes net capital gains, if any, at least, annually.
  Income and capital gains distributions to shareholders are determined in accordance with income tax regulations, which may differ from generally accepted accounting principles. These differences are primarily due to the differing treatment of market discount on securities.

F. CLASS ALLOCATIONS

Class A shares are offered at a public offering price which includes a maximum sales charge of 4.75% payable at the time of purchase.
  Class B shares are sold subject to a contingent deferred sales charge that is payable upon redemption and decreases depending on how long the shares have been held. Class B shares purchased after January 1, 1997 will automatically convert to Class A shares after seven years. Class B shares purchased prior to January 1, 1997 retain their existing conversion features.
  Class C shares are sold subject to a contingent deferred sales charge payable on shares redeemed within one year after the month of purchase.
  Income, expenses (other than class specific expenses) and realized and unrealized gains and losses are prorated among the classes based on the relative net assets of each class. Currently, class specific expenses are limited to expenses incurred under the Distribution Plans for each class.

2. CAPITAL SHARE TRANSACTIONS

The Fund's Declaration of Trust authorizes the issuance of an unlimited number of shares of beneficial interest with no par value. Shares of beneficial interest of the Fund are currently divided into Class A, Class B and Class C. Transactions in shares of the Fund were as follows:

                                    YEAR ENDED MARCH 31,
                                      1997         1996
CLASS A
Shares sold                           143,758      247,533
Shares redeemed                      (892,684)    (873,200)
Shares issued in reinvestment of
  dividends and distributions          47,237       53,198
Net decrease                         (701,689)    (572,469)
CLASS B
Shares sold                           306,536    1,027,017
Shares redeemed                    (1,025,655)    (918,380)
Shares issued in reinvestment of
  dividends and distributions          86,179       98,392
Net increase (decrease)              (632,940)     207,029
CLASS C
Shares sold                            35,183       92,047
Shares redeemed                      (239,822)    (244,752)
Shares issued in reinvestment of
  dividends and distributions          17,534       25,773
Net decrease                         (187,105)    (126,932)

3. SECURITIES TRANSACTIONS

Cost of purchases and proceeds from sales of investment securities (excluding short-term securities) for the year ended March 31, 1997 were $98,820,748 and $114,559,136, respectively.
  As of March 31, 1997, the Fund has a capital loss carryover for federal income tax purposes of approximately $2,934,000 which expires as follows:
$1,845,000-- 2002 and $1,089,000-- 2005.

4. DISTRIBUTION PLANS

The Fund bears some of the costs of selling its shares under Distribution Plans adopted for its Class A, B and C shares pursuant to Rule 12b-1 under the 1940 Act. Under the Distribution Plans, the Fund pays its principal underwriter amounts which are calculated and paid monthly.
  On December 11, 1996, the Fund entered into a principal underwriting agreement with Evergreen Keystone Distributor, Inc. (formerly, Evergreen Funds

PAGE 18
KEYSTONE FLORIDA TAX FREE FUND

Distributor, Inc.) ("EKD"), a wholly-owned subsidiary of The BISYS Group Inc. Prior to December 11, 1996, Evergreen Keystone Investment Services, Inc. (formerly, Keystone Investment Distributors Company) ("EKIS"), a wholly-owned subsidiary of Keystone, served as the Fund's principal underwriter.
  The Class A Distribution Plan provides for expenditures, which are currently limited to 0.15% annually of the average daily net assets of the Class A shares, to pay expenses related to the distribution of Class A shares.
  Pursuant to the Fund's Class B and Class C Distribution Plans, the Fund pays a distribution fee which may not exceed 0.90% annually of the average daily net assets of Class B and Class C shares, respectively. Of that amount, 0.75% is used to pay distribution expenses and 0.15% is used to pay service fees.
  During the year ended March 31, 1997, amounts paid to EKD and/or EKIS pursuant to the Fund's Class A, Class B and Class C Distribution Plans were $46,410, $469,958 and $97,209, respectively.
  Each of the Distribution Plans may be terminated at any time by vote of the Independent Trustees or by vote of a majority of the outstanding voting shares of the respective class. However, after the termination of any Distribution Plan, and subject to the discretion of the Independent Trustees, payments to EKIS and/or EKD may continue as compensation for services which had been earned while the Distribution Plan was in effect.
  EKD intends, but is not obligated, to continue to pay distribution costs that exceed the current annual payments from the Fund. EKD intends to seek full payment of such distribution costs from the Fund at such time in the future as, and to the extent that, payment thereof by the Class B or Class C shares would be within permitted limits.
  At March 31, 1997 total unpaid distribution costs were $3,352,712 for Class B shares and $1,350,164 for Class C shares.
  EKD has advised the Fund that it has retained $4,353 from front-end sales charges resulting from the sales of Class A shares during the year ended March 31, 1997.
  Contingent deferred sales charges paid by redeeming shareholders are paid to EKD or its predecessor.

5. INVESTMENT MANAGEMENT AGREEMENT AND OTHER AFFILIATED TRANSACTIONS

Under the terms of an investment advisory agreement, Keystone serves as the Investment Adviser and Manager to the Fund. Keystone provides the Fund with investment advisory and management services. In return, Keystone is paid a management fee, computed and paid daily, at an amount determined by applying percentage rates starting at 0.55% and declining as net assets increase to 0.25% per annum, to the average daily net asset value of the Fund.
  Keystone has voluntarily limited the expenses, excluding indirectly paid expenses, of Class A shares to 0.75% of its average daily net assets and has limited the expenses, excluding indirectly paid expenses, of Class B and C to 1.50% of the average daily net assets of each respective class. For the year ended March 31, 1997, Keystone waived $160,819 of its fee.
  During the year ended March 31, 1997, the Fund paid or accrued $18,143 to Keystone for certain accounting services. Evergreen Keystone Service Company (formerly, Keystone Investor Resource Center, Inc.), a wholly-owned subsidiary of Keystone, serves as the Fund's transfer and dividend disbursing agent.
  Officers of the Fund and affiliated Trustees receive no compensation directly from the Fund. Currently the Independent Trustees of the Fund receive no compensation for their services.

6. EXPENSE OFFSET ARRANGEMENT

The Fund has entered into an expense offset arrangement with its custodian. For the year ended March 31, 1997, the Fund incurred total custody fees of $64,048 and received a credit of $8,966 pursuant to this expense offset arrangement, resulting in a net custody expense of $55,082. The assets deposited with the custodian under this expense offset arrangement could have been invested in income-producing assets.

7. CONCENTRATION OF CREDIT RISK

The Fund invests a substantial portion of its assets in issuers located in the state of Florida and, therefore, may be more affected by economic and political developments in Florida than would be a comparable general tax-exempt mutual fund.

PAGE 20
KEYSTONE FLORIDA TAX FREE FUND

INDEPENDENT AUDITORS' REPORT

THE TRUSTEES AND SHAREHOLDERS
KEYSTONE STATE TAX FREE FUND

We have audited the accompanying statement of assets and liabilities of Keystone Florida Tax Free Fund (one of the portfolios constituting Keystone State Tax Free Fund), including the schedule of investments, as of March 31, 1997, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years in the six-year period then ended and the period from December 28, 1990 (commencement of operations) to March 31, 1991 for Class A shares and for each of the years in the four-year period ended March 31, 1997 and the period from February 1, 1993 (date of initial public offering) to March 31, 1993 for Class B and Class C shares. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of securities owned as of March 31, 1997 by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Keystone Florida Tax Free Fund as of March 31, 1997, the results of its operations for the year then ended, the changes in its net assets for each of the years in the two-year period then ended, and the financial highlights for each of the years or periods specified in the first paragraph above in conformity with generally accepted accounting principles.

                                                      KPMG Peat Marwick LLP

Boston, Massachusetts
May 2, 1997

ADDITIONAL INFORMATION
(UNAUDITED)

Shareholders of the Fund considered and acted upon the proposals listed below at a special meeting of shareholders held Monday December 9, 1996. In addition, below each proposal are the results of that vote.

1. TO ELECT THE FOLLOWING TRUSTEES:

                                  AFFIRMATIVE     WITHHELD
  Laurence B. Ashkin                 7,632,639      134,730
  Frederick Amling                   7,637,980      129,389
  Charles A. Austin III              7,637,980      129,389
  Foster Bam                         7,634,470      132,899
  George S. Bissell                  7,637,980      129,389
  Edwin D. Campbell                  7,637,980      129,389
  Charles F. Chapin                  7,634,563      132,806
  K. Dun Gifford                     7,637,980      129,389
  James S. Howell                    7,634,225      133,144
  Leroy Keith, Jr.                   7,636,394      130,975
  F. Ray Keyser                      7,637,980      129,389
  Gerald M. McDonnell                7,636,056      131,313
  Thomas L. McVerry                  7,636,394      130,975
  William Walt Pettit                7,636,056      131,313
  David M. Richardson                7,637,980      129,389
  Russell A. Salton, III M.D.        7,634,470      132,899
  Michael S. Scofield                7,636,056      131,313
  Richard J. Shima                   7,637,980      129,389
  Andrew J. Simons                   7,636,394      130,975

2. TO APPROVE AN INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT BETWEEN THE FUND AND KEYSTONE INVESTMENT MANAGEMENT COMPANY:

  Affirmative             7,425,501
  Against                   111,920
  Abstain                   229,947

FEDERAL TAX STATUS-- 1997
FISCAL YEAR DISTRIBUTIONS (UNAUDITED)

96.04% of the dividends distributed by the Fund for the year ended March 31, 1997 are exempt from federal income tax.

                      (This Page Left Blank Intentionally)

                      (This Page Left Blank Intentionally)

                                 KEYSTONE AMERICA
                                FAMILY OF FUNDS
                                    (diamond)
                      Capital Preservation and Income Fund
                           Government Securities Fund
                          Intermediate Term Bond Fund
                             Strategic Income Fund
                                World Bond Fund
                              Tax Free Income Fund
                            California Tax Free Fund
                             Florida Tax Free Fund
                          Massachusetts Tax Free Fund
                             Missouri Tax Free Fund
                             New York Tax Free Fund
                           Pennsylvania Tax Free Fund
                             Fund for Total Return
                           Global Opportunities Fund
                      Hartwell Emerging Growth Fund, Inc.
                                   Omega Fund
                              Fund of the Americas
                          Small Company Growth Fund II
                           Strategic Development Fund

This report was prepared primarily for the information of the Fund's shareholders. It is authorized for distribution if preceded or accompanied by the Fund's current prospectus. The prospectus contains important information about the Fund including fees and expenses. Read it carefully before you invest or send money. For a free prospectus on other Keystone funds, contact your financial adviser or call Keystone.

                               Evergreen Keystone
                   (Logo)            FUNDS          (Logo)


   P.O. Box 2121
   Boston, Massachusetts 02106-2121

                                      (recycled logo)

Evergreen Florida Municipal Bond Fund
PRO FORMA COMBINING FINANCIAL STATEMENTS (UNAUDITED)
PORTFOLIO OF INVESTMENTS (000's omitted)
February 28, 1997

                                                                                                               Evergreen Florida
                                                                                                              Municipal Bond Fund
                                                                                                            ------------------------
                                                                                                  Maturity                    Market
                                                                                          Coupon    Date      Principal        Value
                                                                                        --------------------------------------------
MUNICIPAL BONDS (97.8%)
Alliance Airport Authority, Texas, Federal Express Project                                6.375%    4/1/21
Altamonte Springs, Hlth. Fac. Auth. Hosp. RB, Adventist Hlth./Sunbelt (Ser. B)            5.125   11/15/18     $2,000         $1,846
Bay County, Florida, Hospital Systems Revenue Refunding,
    Bay Medical Center Project                                                            8.000    10/1/19
Bay County, Florida, Medical Center, Hospital Revenue                                     5.500    10/1/15
Brevard County, Florida, Health Facilities Authority Revenue Refunding,
    Wuesthoff Memorial Hospital (MBIA)                                                    7.200     4/1/13
Brevard Cnty., Hsg. Fin. Auth. RB (Ser. B)                                                7.000     3/1/13        665            701
Brevard Cnty., Hsg. Fin. Auth. Multifamily Hsg. RB, Windover Oaks (Ser. A), (FNMA)        6.900     2/1/27      3,750          4,159
Broward Cnty., Hlth. Care Facs. RB,  North Beach Hosp. Proj.                              7.000    8/15/11      2,925          3,241
Broward Cnty., Hsg. Fin., Auth. RB (GNMA)                                                 7.125     3/1/17      1,375          1,450
Broward Cnty., Hsg. Fin., Auth. RB (GNMA)                                                 7.550     3/1/15        195            205
Broward County, Florida, Resource Recovery, South Project                                 7.950    12/1/08
Charlotte County,  Florida, Utility Revenue (FGIC)                                        6.750    10/1/13
Charlotte Cnty., Peachland Muni. Ser. Tax & Ben. Unit (MBIA)                              7.250    10/1/10        105            116
Collier Cnty., Hlth. Facs. Auth. RB,(The Moorings, Inc. Proj.)                            7.000    12/1/19        500            532
Dade Cnty., Seaport,  Fitch Light Rtg. (MBIA)                                             5.125    10/1/21      2,000          1,866
Dade County, Florida, Educational Facilities Authority Revenue
    (St. Thomas University)                                                               6.000     1/1/10
Dade Cnty., Edl. Facs. Auth.  RB, St. Thomas Univ. (LOC: Sun Bank Miami)                  6.000     1/1/14      2,000          2,033
Dade Cnty., Edl. Facs. Auth.  RB, St. Thomas Univ. (LOC: Sun Bank Miami)                  6.125     1/1/19      1,000          1,028
Dade Cnty., Gtd. Entitlement RB, Cap Apprec. (Ser. A), Zero Coupon
    (MBIA)                                                                                0.000     2/1/08      5,280          3,020
Dade Cnty., Sngl. Fam. Mtg. RB (Ser. A)                                                   7.500     9/1/13        245            259
Dade Cnty., Sngl. Fam. Mtg. RB (Ser. A)                                                   7.100     3/1/17        135            142
Dade Cnty., Sngl. Fam. Mtg. RB (Ser. D)                                                   6.950   12/15/12        385            407
Dade County, Florida, Housing Finance Agency,
    Single Family Mortgage (FGIC)                                                         7.000     3/1/24
Dade County, Florida, School District, (MBIA)                                             5.000    2/15/10
Dade Cnty., Pub. Fac. RB, Jackson Mem. Hosp. Proj., (Ser. A), (MBIA)                      4.875     6/1/15      3,815          3,472
Dade County, Florida, School District, General Obligation                                 7.375     7/1/08
Dade Cnty. Spec. Oblig. RB, Courthouse Ctr. Proj.                                         6.250     4/1/09      1,000          1,069
Dade Cnty., Hlth. Fac. Auth. Hosp. RB, (South Shore Hosp.
    & Med. Center)                                                                        7.600     8/1/24        235            253
Duval County, Florida, Single Family Mortgage Refunding (FGIC)                            7.300     7/1/11
Duval Cnty., Hsg. Fin. Auth. Sngl. Fam. Mtg. RB, (GNMA)                                   7.500     6/1/15        210            221
Duval Cnty., Hsg. Fin. Auth. Sngl. Fam. Mtg. RB, (GNMA)                                   7.350     7/1/24        840            897
Escambia Cnty., Hlth. Facs. Auth. RB, Baptist Hosp. Inc. (Ser. B)                         6.000    10/1/14      2,000          1,993
Escambia Cnty., Hlth. Facs. Auth. RB                                                      6.000     1/1/15      2,000          1,944
Escambia Cnty., Hlth. Facs. Auth. RB                                                      6.100     1/1/19      1,250          1,220
Escambia Cnty. PCR Champion Intl Corp. Proj.                                              5.875     6/1/22      5,230          5,060
Escambia Cnty. PCR Champion Intl Corp. Proj.                                              6.400     9/1/30      1,650          1,689
Escambia Cnty. PCR Champion Intl Corp. Proj.                                              6.900     8/1/22
Florida, Hsg. Fin. Agcy. RB (GNMA)                                                        6.875    10/1/12      1,895          1,968
Florida Housing Finance Agency, Home Ownership Mortgage                                   7.500     9/1/14
Florida Housing Finance Agency, Multi-Family Housing, Series C                            6.200     8/1/16
Florida, Hsg. Fin.  Agcy. RB (GNMA)                                                       6.350     5/1/26      1,925          1,959
Florida, Hsg. Fin. Agcy. RB (GNMA)                                                        8.000    12/1/20      3,105          3,275
Florida, Hsg. Fin. Agcy. RB, Landings At Sea Forest, (AMBAC)                              5.850    12/1/18        560            556
Florida, Hsg. Fin. Agcy. RB, Landings At Sea Forest, (AMBAC)                              6.050    12/1/36        805            799
Florida Ports Fin. Commission Rev. St Trans. Trust Fund (MBIA)                            5.375     6/1/16      2,000          1,920
Florida St. RB, Brd. of Ed. Cap. Outlay                                                   4.750     6/1/16
Florida St. RB, Brd. of Regt. Univ. Sys. RB, (AMBAC)                                      6.700     7/1/12      2,500          2,742
Florida St. Trans., Jacksonville Transportation Authority                                 9.000     1/1/00
Gainesville, Florida, Utilities System Revenue, Series B                                  7.500    10/1/08
Gainesville, Florida, Utilities System Revenue, Series B                                  7.500    10/1/09
Halifax Hospital Medical Center, Florida, Hospital Revenue,
    Series A (MBIA)                                                                       5.200    10/1/13
Hialeah, Cap.  Impt.  RB,                                                                 5.500    10/1/13      1,235          1,191
Hillsborough Cnty., Indl. Dev. Auth. Indl. Dev. RB
    (Univ. Cmnty. Hosp.) (MBIA)                                                           6.500    8/15/19      3,250          3,657
Jacksonville Excise Taxes (Ser. B), (FGIC)                                                5.500    10/1/07      5,000          5,127
Jacksonville, Hlth. Facs. Auth. RB, St. Lukes Hosp. Assn. Proj.                           6.750   11/15/13      1,500          1,619
Jacksonville, Hlth. Facs.  Hosp. RB, St. Lukes Hosp. Assn. Proj.                          7.125   11/15/20      1,500          1,643
Jacksonville Fl Hlth Indl Dev, Natl Benevolent Cypress Vlg A                              6.125    12/1/16        345            346
Jacksonville Fl Hlth Indl Dev, Natl Benevolent Cypress Vlg A                              6.250    12/1/26      1,245          1,252
Lakeland Fla. Electric and Water Rev.                                                     5.625    10/1/19
Lee Cnty., Hsg. Fin. Auth.                                                                7.200     3/1/27      1,250          1,368
Lee Cnty., Hsg. Fin. Auth. Single Family Mtg. RB, Multi-Cnty. Prog. (Ser. A)              6.250     7/1/19      1,025          1,041
Lee Cnty., Hsg. Fin. Auth. Single Family Mtg. RB, Multi-Cnty. Prog. (Ser. A)              7.450     9/1/27      1,700          1,881
Lee Cnty., Hsg. Fin. Auth. Single Family Mtg. RB, Multi-Cnty. Prog. (Ser. A)              7.500     9/1/27      4,370          4,833
Manatee Cnty., General Obligation (FGIC)                                                  4.750    10/1/13      1,510          1,383
Manatee Cnty., Hsg. Fin. Auth. Mtg. RB                                                    7.450     5/1/27      1,425          1,574
Martin County, Florida, Industrial Development Authority                                  7.875   12/15/25
Miami Beach, Redev.  Agcy. Tax Increment RB, City Center-Historic
    Convention Vlg.                                                                       5.625    12/1/09      2,000          1,935
Miami Beach, Redev. Agcy. Tax Increment RB, City Center-Historic
    Convention Vlg.                                                                       5.800    12/1/13      3,000          2,903
Miami Beach, Redev. Agcy., Tax Increment, RB, (City Center-Historic
    Convention Vlg.)                                                                      5.875    12/1/22      2,000          1,912
Miami Hlth. Fac. Auth. RB (AMBAC)                                                         5.160    8/15/15      5,000          4,734
Miami Beach, Florida, Resort Tax Revenue                                                  6.250    10/1/22
Miramar, Florida, Wastewater Improvement Assessment Revenue (FGIC)                        6.750    10/1/16
Naples, Florida, Hospital Revenue                                                         5.500    10/1/16
New York, New York, General Obligation, (Ser. H)                                          6.000     8/1/13
New York, New York, General Obligation, (Ser. I)                                          5.875    3/15/11
North Broward, Florida, Hospital District Revenue                                         5.375    1/15/12
North Broward, Florida, Hospital District Revenue                                         5.375    1/15/13
North Miami, Hlth. Fac. Auth. RB, Catholic Hlth. Svc. Oblig. Group (LOC: Suntrust Bank)   6.000    8/15/16      1,500          1,512

                                                                                Keystone Florida                     Pro Forma
                                                                                 Tax Free Fund                       Combined
                                                                               -------------------               ------------------
                                                                                            Market                           Market
                                                                                Principal   Value    Adjustments  Principal  Value
                                                                               ----------------------------------------------------
MUNICIPAL BONDS (97.8%)
Alliance Airport Authority, Texas, Federal Express Project                       $1,500    $1,504                   $1,500  $1,504
Altamonte Springs, Hlth. Fac. Auth. Hosp. RB, Adventist Hlth./Sunbelt (Ser. B)                                       2,000   1,846
Bay County, Florida, Hospital Systems Revenue Refunding,
    Bay Medical Center Project                                                    2,500     3,056                    2,500   3,056
Bay County, Florida, Medical Center, Hospital Revenue                             1,000       999                    1,000     999
Brevard County, Florida, Health Facilities Authority Revenue Refunding,
    Wuesthoff Memorial Hospital (MBIA)                                            2,000     2,284                    2,000   2,284
Brevard Cnty., Hsg. Fin. Auth. RB (Ser. B)                                                                             665     701
Brevard Cnty., Hsg. Fin. Auth. Multifamily Hsg. RB, Windover Oaks (Ser. A),
  (FNMA)                                                                                                             3,750   4,159
Broward Cnty., Hlth. Care Facs. RB,  North Beach Hosp. Proj.                                                         2,925   3,241
Broward Cnty., Hsg. Fin., Auth. RB (GNMA)                                           195       205                    1,570   1,655
Broward Cnty., Hsg. Fin., Auth. RB (GNMA)                                                                              195     205
Broward County, Florida, Resource Recovery, South Project                         2,405     2,633                    2,405   2,633
Charlotte County,  Florida, Utility Revenue (FGIC)                                1,000     1,142                    1,000   1,142
Charlotte Cnty., Peachland Muni. Ser. Tax & Ben. Unit (MBIA)                                                           105     116
Collier Cnty., Hlth. Facs. Auth. RB,(The Moorings, Inc. Proj.)                                                         500     532
Dade Cnty., Seaport,  Fitch Light Rtg. (MBIA)                                                                        2,000   1,866
Dade County, Florida, Educational Facilities Authority Revenue
    (St. Thomas University)                                                       2,000     2,058                    2,000   2,058
Dade Cnty., Edl. Facs. Auth.  RB, St. Thomas Univ. (LOC: Sun Bank Miami)                                             2,000   2,033
Dade Cnty., Edl. Facs. Auth.  RB, St. Thomas Univ. (LOC: Sun Bank Miami)                                             1,000   1,028
Dade Cnty., Gtd. Entitlement RB, Cap Apprec. (Ser. A), Zero Coupon
    (MBIA)                                                                                                           5,280   3,020
Dade Cnty., Sngl. Fam. Mtg. RB (Ser. A)                                                                                245     259
Dade Cnty., Sngl. Fam. Mtg. RB (Ser. A)                                                                                135     142
Dade Cnty., Sngl. Fam. Mtg. RB (Ser. D)                                                                                385     407
Dade County, Florida, Housing Finance Agency,
    Single Family Mortgage (FGIC)                                                   185       193                      185     193
Dade County, Florida, School District, (MBIA)                                     1,000       983                    1,000     983
Dade Cnty., Pub. Fac. RB, Jackson Mem. Hosp. Proj., (Ser. A), (MBIA)                                                 3,815   3,472
Dade County, Florida, School District, General Obligation                            40        44                       40      44
Dade Cnty. Spec. Oblig. RB, Courthouse Ctr. Proj.                                                                    1,000   1,069
Dade Cnty., Hlth. Fac. Auth. Hosp. RB, (South Shore Hosp.
    & Med. Center)                                                                                                     235     253
Duval County, Florida, Single Family Mortgage Refunding (FGIC)                       80        85                       80      85
Duval Cnty., Hsg. Fin. Auth. Sngl. Fam. Mtg. RB, (GNMA)                                                                210     221
Duval Cnty., Hsg. Fin. Auth. Sngl. Fam. Mtg. RB, (GNMA)                                                                840     897
Escambia Cnty., Hlth. Facs. Auth. RB, Baptist Hosp. Inc. (Ser. B)                                                    2,000   1,993
Escambia Cnty., Hlth. Facs. Auth. RB                                                                                 2,000   1,944
Escambia Cnty., Hlth. Facs. Auth. RB                                                                                 1,250   1,220
Escambia Cnty. PCR Champion Intl Corp. Proj.                                                                         5,230   5,060
Escambia Cnty. PCR Champion Intl Corp. Proj.                                      1,000     1,015                    2,650   2,704
Escambia Cnty. PCR Champion Intl Corp. Proj.                                      4,000     4,240                    4,000   4,240
Florida, Hsg. Fin. Agcy. RB (GNMA)                                                                                   1,895   1,968
Florida Housing Finance Agency, Home Ownership Mortgage                             160       170                      160     170
Florida Housing Finance Agency, Multi-Family Housing, Series C                    2,000     2,042                    2,000   2,042
Florida, Hsg. Fin.  Agcy. RB (GNMA)                                                                                  1,925   1,959
Florida, Hsg. Fin. Agcy. RB (GNMA)                                                                                   3,105   3,275
Florida, Hsg. Fin. Agcy. RB, Landings At Sea Forest, (AMBAC)                                                           560     556
Florida, Hsg. Fin. Agcy. RB, Landings At Sea Forest, (AMBAC)                                                           805     799
Florida Ports Fin. Commission Rev. St Trans. Trust Fund (MBIA)                                                       2,000   1,920
Florida St. RB, Brd. of Ed. Cap. Outlay                                           1,000       891                    1,000     891
Florida St. RB, Brd. of Regt. Univ. Sys. RB, (AMBAC)                                                                 2,500   2,742
Florida St. Trans., Jacksonville Transportation Authority                         1,000     1,063                    1,000   1,063
Gainesville, Florida, Utilities System Revenue, Series B                          3,435     4,198                    3,435   4,198
Gainesville, Florida, Utilities System Revenue, Series B                          3,695     4,528                    3,695   4,528
Halifax Hospital Medical Center, Florida, Hospital Revenue,
    Series A (MBIA)                                                               2,000     1,949                    2,000   1,949
Hialeah, Cap.  Impt.  RB,                                                                                            1,235   1,191
Hillsborough Cnty., Indl. Dev. Auth. Indl. Dev. RB
    (Univ. Cmnty. Hosp.) (MBIA)                                                                                      3,250   3,657
Jacksonville Excise Taxes (Ser. B), (FGIC)                                                                           5,000   5,127
Jacksonville, Hlth. Facs. Auth. RB, St. Lukes Hosp. Assn. Proj.                                                      1,500   1,619
Jacksonville, Hlth. Facs.  Hosp. RB, St. Lukes Hosp. Assn. Proj.                  3,000     3,265                    4,500   4,908
Jacksonville Fl Hlth Indl Dev, Natl Benevolent Cypress Vlg A                                                           345     346
Jacksonville Fl Hlth Indl Dev, Natl Benevolent Cypress Vlg A                                                         1,245   1,252
Lakeland Fla. Electric and Water Rev.                                             2,000     1,986                    2,000   1,986
Lee Cnty., Hsg. Fin. Auth.                                                                                           1,250   1,368
Lee Cnty., Hsg. Fin. Auth. Single Family Mtg. RB, Multi-Cnty. Prog. (Ser. A)                                         1,025   1,041
Lee Cnty., Hsg. Fin. Auth. Single Family Mtg. RB, Multi-Cnty. Prog. (Ser. A)                                         1,700   1,881
Lee Cnty., Hsg. Fin. Auth. Single Family Mtg. RB, Multi-Cnty. Prog. (Ser. A)                                         4,370   4,833
Manatee Cnty., General Obligation (FGIC)                                                                             1,510   1,383
Manatee Cnty., Hsg. Fin. Auth. Mtg. RB                                                                               1,425   1,574
Martin County, Florida, Industrial Development Authority                          1,500     1,728                    1,500   1,728
Miami Beach, Redev.  Agcy. Tax Increment RB, City Center-Historic
    Convention Vlg.                                                                                                  2,000   1,935
Miami Beach, Redev. Agcy. Tax Increment RB, City Center-Historic
    Convention Vlg.                                                                                                  3,000   2,903
Miami Beach, Redev. Agcy., Tax Increment, RB, (City Center-Historic
    Convention Vlg.)                                                                                                 2,000   1,912
Miami Hlth. Fac. Auth. RB (AMBAC)                                                                                    5,000   4,734
Miami Beach, Florida, Resort Tax Revenue                                          1,470     1,597                    1,470   1,597
Miramar, Florida, Wastewater Improvement Assessment Revenue (FGIC)                1,000     1,100                    1,000   1,100
Naples, Florida, Hospital Revenue                                                 1,250     1,231                    1,250   1,231
New York, New York, General Obligation, (Ser. H)                                  3,300     3,268                    3,300   3,268
New York, New York, General Obligation, (Ser. I)                                  1,000       989                    1,000     989
North Broward, Florida, Hospital District Revenue                                 1,945     1,917                    1,945   1,917
North Broward, Florida, Hospital District Revenue                                 1,700     1,666                    1,700   1,666
North Miami, Hlth. Fac. Auth. RB, Catholic Hlth. Svc. Oblig. Group (LOC:
  Suntrust Bank)                                                                                                     1,500   1,512

Evergreen Florida Municipal Bond Fund
PRO FORMA COMBINING FINANCIAL STATEMENTS (UNAUDITED)
PORTFOLIO OF INVESTMENTS (000's omitted)
February 28, 1997

                                                                                                            Evergreen Floida
                                                                                                           Municipal Bond Fund
                                                                                                         -----------------------
                                                                                               Maturity                  Market
                                                                                     Coupon      Date    Principal        Value
                                                                                   ---------------------------------------------
North Springs Improvement District, Florida, Water and Sewer Revenue,
    Series B (MBIA)                                                                   6.500     12/1/16
North Tampa, Hsg. Dev. Corp. RB, Cnty Oaks Apts. (Ser. A), (FNMA)                     6.900      1/1/24      1,000         1,041
Northern Palm Beach Cnty. Impt. RB, Wtr. Ctl. & Impt. Unit Dev. 9A-A                  7.200      8/1/16      1,300         1,342
Ocoee, Florida, Water and Sewer Systems Revenue                                       5.375     10/1/16
Okaloosa County, Florida, Gas District, Refunding and Improvement (MBIA)              6.850     10/1/14
Okaloosa Cnty., Wtr. & Swr. RB (AMBAC)                                                6.000      7/1/11      1,000         1,081
Orange County, Florida, Health Facilities Authority, Hospital Revenue,
Adventist Health (AMBAC)                                                              5.250    11/15/20
Orange Cnty., Hlth. Facs. Auth. RB, Lakeside Alts. Inc.                               6.500      7/1/13      3,000         3,077
Orange County, Florida, Health Facilities Authority, Hospital Revenue,
    Orlando Regional Healthcare, Series C (MBIA)                                      6.250     10/1/21
Orlando, Florida, Utilities Commission, Water and Electric                            6.000     10/1/10
Orlando-Orange County, Florida, Expressway Authority (FGIC)                           8.250      7/1/15
Palm Beach County, Florida, General Obligation                                        6.500      7/1/10
Palm Beach Cnty., Criminal Justice Facs. RB, (FGIC)                                   7.200      6/1/15      3,000         3,626
Palm Beach Cnty., Hlth. Facs. Auth. RB, Good Samaritan Hlth. Sys.                     6.200     10/1/11      3,695         3,811
Palm Beach Cnty., Hlth. Facs. Auth. RB, Good Samaritan Hlth. Sys.                     6.300     10/1/22      6,000         6,192
Palm Beach Cnty., Hsg. Fin. Auth. RB, Daughters Charity (Ser. A), (GNMA)              7.600      3/1/23      4,440         4,706
Palm Beach Cnty., Hsg. Fin. Auth. Sing. Fam. Mtg. RB (Ser. A) (GNMA)                  6.500     10/1/21      1,000         1,030
Palm Beach Cnty. IDR, Geriatric Care Inc. Proj. (LOC: Allied Irish Banks)             6.550     12/1/16      2,000         2,086
Palm Beach County, Florida, Solid Waste Industrial Development,
    Osceola Power Project (AMT)(b)                                                    6.850      1/1/14
Panama City, Florida, Water and Sewer Revenue                                         5.625     10/1/16
Pensacola, Hlth. Facs.  Auth. RB, Daughters Charity Natl. Hlth.                       5.250      1/1/11      5,000         4,880
Polk Cnty, Hsg. Fin. Auth. Sing. Fam. Mtg. RB (Ser. A)                                7.000      9/1/15        860           892
Polk Cnty. Tampa Elec. Co. Proj.,                                                     5.850     12/1/30      8,350         8,195
Commonwealth of Puerto Rico, Aqueduct and Sewer Authority Revenue                     6.250      7/1/12
Commonwealth of Puerto Rico, Highway Authority & Transportation
    Authority, Series Y                                                               5.000      7/1/36
Puerto Rico Electric Power Authority, Power Revenue, Series X                         6.000      7/1/15
Puerto Rico Industrial Tourist, Educational, Medical and Environmental Control
     Facilities, Hospital Auxilio Mutuo Group, Ser. A (MBIA)                          6.250      7/1/24
Reedy Creek, Impt. Dist. Util., RB (Ser. 1) (MBIA)                                    5.000     10/1/19      1,500         1,375
Sanford, Wtr. & Swr. RB, Dist.                                                        4.750     10/1/18      1,740         1,524
Sanford, Wtr. & Swr. RB, Dist.                                                        4.500     10/1/21      1,955         1,631
Sarasota Cnty., Hlth. Fac. Auth. RB, Sunnyside Pptys.                                 6.000     5/15/10      1,800         1,779
Sarasota Cnty., Util. Sys. RB (FGIC)                                                  6.500     10/1/14      1,000         1,135
Seacoast, Util. Auth.  Wtr. & Swr. RB (Ser. A), (FGIC)                                5.500      3/1/18      3,590         3,603
Sunrise, Florida, Utility System Revenue, Capital Appreciation, Series A
    Zero Coupon (AMBAC)                                                               0.000     10/1/09
Sunrise, Florida, Utility System Revenue, Capital Appreciation, Series A
    Zero Coupon (AMBAC)                                                               0.000     10/1/10
Tallahassee, Florida, Health Facilities, Tallahassee Memorial Regional
    Medical Project (MBIA)                                                            6.625     12/1/13
Tampa, Florida, Capital Improvement Program Revenue, Series B                         8.375     10/1/18
Tampa, Florida, Subordinate Guaranteed Entitlement Revenue, Series B
    (ETM)                                                                             8.500     10/1/18
Tampa, Florida, Utility System Tax, Zero Coupon                                       0.000      4/1/16
City of Tarpon Springs Health Facilities Authority, Florida, Hospital
    Refunding, Helen Ellis Hospital                                                   7.625      5/1/21
Volusia Cnty., Edl. Facs. Auth. RB, Embry-Riddle Aero-A                               6.125    10/15/16      3,500         3,556
Volusia Cnty., Edl. Facs. Auth. RB, Embry-Riddle Aero-A                               6.125    10/15/26      2,600         2,633
West Melbourne, Florida, Water and Sewer Revenue (FGIC)                               6.750     10/1/14
Winter Haven, Hsg. Auth. Multi-Fam. Mtg. RB, Abbey Lane Apts. (Ser. C) (FNMA)         7.000      7/1/12        850           900
Winter Haven, Hsg. Auth. Multi-Fam. Mtg. RB, Abbey Lane Apts. (Ser. C) (FNMA)         7.000      7/1/24      1,750         1,829
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MUNICIPAL BONDS (Cost - $232,469)                                                                                  153,877
====================================================================================================================================

TEMPORARY TAX-EXEMPT INVESTMENTS (0.7%)
Dade County, Florida, Water and Sewer System Revenue Bond,
    Series 1994 (a)                                                                   3.250     10/5/22


                                                                                                         Shares
Federated Municipal Obligations Fund                                                                      1,501            1,501
------------------------------------------------------------------------------------------------------------------------------------
TOTAL TEMPORARY TAX-EXEMPT INVESTMENTS (Cost - $1,546)                                                                     1,501

TOTAL INVESTMENTS (98.5%) (Cost - $234,015)                                                                              155,378
OTHER ASSETS AND LIABILITIES (1.5%)                                                                                        3,616
------------------------------------------------------------------------------------------------------------------------------------

TOTAL NET ASSETS (100.0%)                                                                                               $158,994
====================================================================================================================================

                                                                                 Keystone Florida                    Pro Forma
                                                                                   Tax Free Fund                      Combined
                                                                                -------------------               ------------------
                                                                                             Market                           Market
                                                                                 Principal    Value  Adjustments  Principal    Value
                                                                                ----------------------------------------------------
North Springs Improvement District, Florida, Water and Sewer Revenue,
    Series B (MBIA)                                                                  1,335    1,466                   1,335    1,466
North Tampa, Hsg. Dev. Corp. RB, Cnty Oaks Apts. (Ser. A), (FNMA)                                                     1,000    1,041
Northern Palm Beach Cnty. Impt. RB, Wtr. Ctl. & Impt. Unit Dev. 9A-A                                                  1,300    1,342
Ocoee, Florida, Water and Sewer Systems Revenue                                        750      734                     750      734
Okaloosa County, Florida, Gas District, Refunding and Improvement (MBIA)             2,550    2,894                   2,550    2,894
Okaloosa Cnty., Wtr. & Swr. RB (AMBAC)                                                                                1,000    1,081
Orange County, Florida, Health Facilities Authority, Hospital Revenue,
Adventist Health (AMBAC)                                                             4,000    3,802                   4,000    3,802
Orange Cnty., Hlth. Facs. Auth. RB, Lakeside Alts. Inc.                                                               3,000    3,077
Orange County, Florida, Health Facilities Authority, Hospital Revenue,
    Orlando Regional Healthcare, Series C (MBIA)                                     2,000    2,173                   2,000    2,173
Orlando, Florida, Utilities Commission, Water and Electric                           4,000    4,327                   4,000    4,327
Orlando-Orange County, Florida, Expressway Authority (FGIC)                             40       53                      40       53
Palm Beach County, Florida, General Obligation                                       1,880    2,098                   1,880    2,098
Palm Beach Cnty., Criminal Justice Facs. RB, (FGIC)                                                                   3,000    3,626
Palm Beach Cnty., Hlth. Facs. Auth. RB, Good Samaritan Hlth. Sys.                                                     3,695    3,811
Palm Beach Cnty., Hlth. Facs. Auth. RB, Good Samaritan Hlth. Sys.                                                     6,000    6,192
Palm Beach Cnty., Hsg. Fin. Auth. RB, Daughters Charity (Ser. A), (GNMA)                                              4,440    4,706
Palm Beach Cnty., Hsg. Fin. Auth. Sing. Fam. Mtg. RB (Ser. A) (GNMA)                                                  1,000    1,030
Palm Beach Cnty. IDR, Geriatric Care Inc. Proj. (LOC: Allied Irish Banks)                                             2,000    2,086
Palm Beach County, Florida, Solid Waste Industrial Development,
    Osceola Power Project (AMT)(b)                                                   2,500    2,162                   2,500    2,162
Panama City, Florida, Water and Sewer Revenue                                        1,000    1,007                   1,000    1,007
Pensacola, Hlth. Facs.  Auth. RB, Daughters Charity Natl. Hlth.                                                       5,000    4,880
Polk Cnty, Hsg. Fin. Auth. Sing. Fam. Mtg. RB (Ser. A)                                                                  860      892
Polk Cnty. Tampa Elec. Co. Proj.,                                                                                     8,350    8,195
Commonwealth of Puerto Rico, Aqueduct and Sewer Authority Revenue                    2,000    2,191                   2,000    2,191
Commonwealth of Puerto Rico, Highway Authority & Transportation
    Authority, Series Y                                                              1,000      895                   1,000      895
Puerto Rico Electric Power Authority, Power Revenue, Series X                        2,200    2,248                   2,200    2,248
Puerto Rico Industrial Tourist, Educational, Medical and Environmental Control
     Facilities, Hospital Auxilio Mutuo Group, Ser. A (MBIA)                         2,000    2,101                   2,000    2,101
Reedy Creek, Impt. Dist. Util., RB (Ser. 1) (MBIA)                                                                    1,500    1,375
Sanford, Wtr. & Swr. RB, Dist.                                                                                        1,740    1,524
Sanford, Wtr. & Swr. RB, Dist.                                                                                        1,955    1,631
Sarasota Cnty., Hlth. Fac. Auth. RB, Sunnyside Pptys.                                                                 1,800    1,779
Sarasota Cnty., Util. Sys. RB (FGIC)                                                                                  1,000    1,135
Seacoast, Util. Auth.  Wtr. & Swr. RB (Ser. A), (FGIC)                                                                3,590    3,603
Sunrise, Florida, Utility System Revenue, Capital Appreciation, Series A
    Zero Coupon (AMBAC)                                                              1,000      516                   1,000      516
Sunrise, Florida, Utility System Revenue, Capital Appreciation, Series A
    Zero Coupon (AMBAC)                                                              1,000      483                   1,000      483
Tallahassee, Florida, Health Facilities, Tallahassee Memorial Regional
    Medical Project (MBIA)                                                           2,000    2,226                   2,000    2,226
Tampa, Florida, Capital Improvement Program Revenue, Series B                        1,250    1,314                   1,250    1,314
Tampa, Florida, Subordinate Guaranteed Entitlement Revenue, Series B
    (ETM)                                                                               45       48                      45       48
Tampa, Florida, Utility System Tax, Zero Coupon                                      1,500      505                   1,500      505
City of Tarpon Springs Health Facilities Authority, Florida, Hospital
    Refunding, Helen Ellis Hospital                                                  1,000    1,076                   1,000    1,076
Volusia Cnty., Edl. Facs. Auth. RB, Embry-Riddle Aero-A                                                               3,500    3,556
Volusia Cnty., Edl. Facs. Auth. RB, Embry-Riddle Aero-A                                                               2,600    2,633
West Melbourne, Florida, Water and Sewer Revenue (FGIC)                              1,000    1,114                   1,000    1,114
Winter Haven, Hsg. Auth. Multi-Fam. Mtg. RB, Abbey Lane Apts. (Ser. C) (FNMA)                                           850      900
Winter Haven, Hsg. Auth. Multi-Fam. Mtg. RB, Abbey Lane Apts. (Ser. C) (FNMA)                                         1,750    1,829
------------------------------------------------------------------------------------------------------------------------------------
TOTAL MUNICIPAL BONDS (Cost - $232,469)                                                      89,462                          243,339
====================================================================================================================================

TEMPORARY TAX-EXEMPT INVESTMENTS (0.7%)
Dade County, Florida, Water and Sewer System Revenue Bond,
    Series 1994 (a)                                                                   45         45                    45         45


                                                                                                                  Shares
Federated Municipal Obligations Fund                                                                                1,501      1,501
------------------------------------------------------------------------------------------------------------------------------------
TOTAL TEMPORARY TAX-EXEMPT INVESTMENTS (Cost - $1,546)                                           45                            1,546

TOTAL INVESTMENTS (98.5%) (Cost - $234,015)                                                  89,507                          244,885
OTHER ASSETS AND LIABILITIES (1.5%)                                                             194                            3,810
------------------------------------------------------------------------------------------------------------------------------------

TOTAL NET ASSETS (100.0%)                                                                   $89,701                         $248,695
====================================================================================================================================

(a) Variable or floating rate instruments with periodic demand features. The Fund is entitled to full payment of principal and accrued interest upon surrendering the security to the issuing agent according to the terms of the demand features.
(b) Securities that may be resold to "qualified institutional buyers" under Rule 144A of the Securities Act of 1933, as amended. These securities have been determined to be liquid under guidelines established by the Board of Trustees.


LEGEND OF PORTFOLIO ABBREVIATIONS:
AMBAC - AMBAC Indemnity Corporation
AMT - Subject to Alternative Minimum Tax
ETM - Escrowed to Maturity
FNMA - Federal National Mortgage Association
FGIC - Federal Guaranty Insurance Company
GNMA - Government National Mortgage Association
LOC - Line of Credit
MBIA - Municipal Bond Investors Assurance
RB - Revenue Bond
PCR - Pollution Control Revenue Bond
IDR - Industrial Development Revenue Bond

See Notes to Pro Forma Combining Financial Statements.

EVERGREEN FLORIDA MUNICIPAL BOND FUND
Pro Forma Combining Financial Statements (unaudited)
Statement of Assets and Liabilities (000's)
February 28, 1997


                                                         Evergreen       Keystone
                                                     Florida Municipal  Florida Tax                           Pro Forma
                                                         Bond Fund       Free Fund      Adjustments           Combined
                                                    ------------------------------------------------       ---------------
Assets:
Investments at value (cost $234,015)                          $155,378      $89,507                             $244,885
Cash                                                                 0           36                                   36
Interest receivable                                              2,721        1,606                                4,327
Receivable for investment sold                                   5,718            0                                5,718
Receivable for Fund shares sold                                    367           57                                  424
Prepaid expenses                                                     2            5                                    7
Due from Investment Advisor                                          0           13                                   13
                                                    ------------------------------------------------       ---------------
Total Assets                                                   164,186       91,224                              255,410

Liabilities:
Payable for investments purchased                                4,575          991                                5,566
Distributions to shareholders                                      412          358                                  770
Payable for Fund shares redeemed                                    26           57                                   83
Due to related parties                                              87           61                                  148
Accrued expenses                                                    92           56                                  148
                                                    ----------------------------------------------------------------------
Total Liabilities                                                5,192        1,523                                6,715

Net Assets                                                    $158,994      $89,701                             $248,695
                                                    ======================================================================


Net assets are comprised of:
Paid-in capital                                                149,892       89,627                              239,519
Undistributed net investment income (accumulated                                                                       0
     distributions in excess of investment income)                  79         (519)                                (440)
Accumulated net realized gain (loss) on investments              1,943       (3,222)                              (1,279)
Net unrealized appreciation on investments                       7,080        3,815                               10,895
                                                    ----------------------------------------------------------------------
Net Assets                                                    $158,994      $89,701                             $248,695
                                                    ======================================================================

Class A Shares
Net Assets                                                    $111,099      $30,648                             $141,747
Shares of Beneficial Interest Outstanding                       11,314        2,882             238               14,434
Net Asset Value                                                  $9.82       $10.63                                $9.82
Maximum Offering Price (4.75%)                                  $10.31       $11.16                               $10.31

Class B Shares
Net Assets                                                     $29,811      $49,179                              $78,990
Shares of Beneficial Interest Outstanding                        3,036        4,680             329                8,045
Net Asset Value                                                  $9.82       $10.51                                $9.82

Class C Shares
Net Assets                                                       -           $9,874                               $9,874
Shares of Beneficial Interest Outstanding                        -              938              68                1,006
Net Asset Value                                                  -           $10.53                                $9.82

Class Y Shares
Net Assets                                                     $18,084        -                                  $18,084
Shares of Beneficial Interest Outstanding                        1,842        -                                    1,842
Net Asset Value                                                  $9.82        -                                    $9.82


See Notes to Pro Forma Combining Financial Statements.

EVERGREEN FLORIDA MUNICIPAL BOND FUND
Pro Forma Combining Financial Statements (unaudited)
Statement of Operations (000's) February 28, 1997

                                                                      Evergreen           Keystone
                                                                  Florida Municipal      Florida Tax                      Pro Forma
                                                                      Bond Fund           Free Fund      Adjustments      Combined
                                                                 ------------------------------------------------------ ------------
Investment Income:
Interest income                                                        $9,614              $5,925                         $15,539

Expenses:
Advisory fee                                                              786                 518           (26)a           1,278
Administrative services fees                                               73                  25            21 b             119
Distribution fee                                                          522                 625           158 f           1,305
Transfer agent fee                                                         85                 106           (40)c             151
Custodian fee                                                              78                  63           (15)d             126
Reports and notices to shareholders                                        77                  11            (6)e              82
Registration and filing fees                                               72                  18           (18)e              72
Professional fees                                                          23                  24           (20)e              27
Insurance expense                                                          11                   3             0                14
Trustees fees                                                               3                   0             1                 4
Miscellaneous                                                              19                   3            (2)e              20
                                                                 -----------------------------------------------------------------
Total Expenses                                                          1,749               1,396            53             3,198
Less:  Fee waivers and/or reimbursements                                 (408)               (178)          110              (476)
                                                                 -----------------------------------------------------------------
Net expenses                                                            1,341               1,218           163             2,722
                                                                 -----------------------------------------------------------------

Net investment income                                                   8,273               4,707          (163)           12,817

Net realized and unrealized gain (loss) on investments:
Net realized gain (loss) on investments                                 3,142              (1,427)                          1,715
Net change in unrealized appreciation
    (depreciation) on investments                                      (4,287)               (457)                         (4,744)
                                                                 -----------------------------------------------------------------
Net realized and unrealized loss on investments                        (1,145)             (1,884)            0            (3,029)

Net increase in net assets resulting from operations                   $7,128              $2,823          $163            $9,788
                                                                 =================================================================

a Reflects a decrease based on the surviving fund's fee schedule.
b Reflects an increase based on the surviving fund's administrative rate of
  4.65bp.
c Reflects a decrease due to the surviving fund's less costly transfer agent contract.
d Reflects a savings resulting from the elimination of duplicate out-of-pocket and trading costs.
e Reflects expected cost savings when the funds are combined.
f Reflects an increase due to higher 12b-1 fees of the surviving fund and additional fees relating to Class C.


See notes to Pro Forma Combining Financial Statements.

Evergreen Florida Municipal Bond Fund
Notes to Pro Forma Combining Financial Statements (Unaudited)
February 28, 1997

1. Basis of Combination - The Pro Forma Statement of Assets and Liabilities, including the Pro Forma Portfolio of Investments, and the related Pro Forma Statement of Operations ("Pro Forma Statements") reflect the accounts of Evergreen Florida Municipal Bond Fund ("Evergreen") and Keystone Florida Tax Free Fund ("Keystone") at February 28, 1997 and for the year then ended.

The Pro Forma Statements give effect to the proposed Agreement and Plan of Reorganizations (the "Reorganizations") to be submitted to shareholders of each of Evergreen and Keystone. The Reorganizations provide for the acquisition of all assets and liabilities of Evergreen and Keystone by Evergreen Florida Municipal Bond Fund ("Evergreen Florida"), a series of Evergreen municipal Trust, in exchange for shares of Evergreen Florida. Thereafter, there will be a distribution of such shares of Evergreen Florida to shareholders of Evergreen and Keystone in liquidation and subsequent termination thereof. As a result of the Reorganizations, the shareholders of Evergreen and Keystone will become the owners of that number of full and fractional shares of Evergreen Florida having an aggregate net asset value of their shares of Evergreen and Keystone as of the close of business immediately prior to the date that such Fund's assets are exchanged for shares of Evergreen Florida.

The Pro Forma Statements reflect the expenses of each Fund in carrying out its obligations under the Reorganizations as though the merger occurred at the beginning of the period presented. The information contained herein is based on the experience of each Fund for the period ended February 28, 1997 and is designed to permit shareholders of the consolidating mutual funds to evaluate the financial effect of the proposed Reorganizations. The expenses of Evergreen and Keystone in connection with the Reorganizations (including the cost of any proxy soliciting agents) will be borne by First Union National Bank of North Carolina.

The Pro Forma Statements should be read in conjunction with the historical financial statements of each Fund incorporated by reference in the Statement of Additional Information.

2. Shares of Beneficial Interest - The Pro Forma net asset values per share assume the issuance of shares of Evergreen Florida Class A, Class B, Class C and Class Y which would have been issued at February 28, 1997 in connection with the proposed Reorganizations. Shareholders of Evergreen would receive the same number of shares of each class as they held on February 28, 1997. Shareholders of Keystone would receive shares of Evergreen Florida based on a conversion ratio determined on February 28, 1997. The number of such shares issued is calculated by applying the conversion ratio, which is calculated by dividing the net asset value per share of each class of Keystone by the net asset value per share of the respective class of Evergreen, to the outstanding shares of Keystone. The conversion ratio for Keystone Class C was determined by dividing the net asset value per share of Keystone Class C by the net asset value per share of Evergreen Class B.

3. Pro Forma Operations - The Pro Forma Statement of Operations assumes similar rates of gross investment income for the investments of each Fund. Accordingly, the combined gross investment income is equal to the sum of the Funds' gross investment income. Pro Forma operating expenses include the actual expenses of each Fund adjusted to reflect the expected expenses of the combined entity. The investment advisory and distribution fees have been charged to the combined Fund based on the fee schedule in effect for Evergreen at the combined level of average net assets for the year ended February 28, 1997.





                            EVERGREEN MUNICIPAL TRUST

                                     PART C

                                OTHER INFORMATION


Item 15.          Indemnification.

         The response to this item is incorporated by reference to "Liability and Indemnification of Trustees" under the caption "Comparative Information on Shareholders' Rights" in Part A of this Registration Statement.

Item 16.          Exhibits:

Number         Description

1              Declaration of Trust (1)
2              By-Laws (1)
3              Not applicable
4              Agreements and Plans of Reorganization (included as
               Exhibits A-1 and A-2 to the Prospectus contained in
               Part A to this registration statement)
5              Declaration of Trust Articles II, III.(6)(c), IV.(3),
               IV.(8), V, VI, VII, VIII and By-Laws Articles II,
               III, and VIII
6              Investment Advisory Agreement between First Union
               National Bank and the Registrant (1)
7(A)           Distribution Agreement between Evergreen Keystone
               Distributor, Inc. and the Registrant (1)
 (B)           Form of Dealer  Agreement for Class A, Class B and Class C shares used by Evergreen Keystone Distributor, Inc. (1)
8              Deferred Compensation Plan (3)
9              Custody Agreement between State Street Bank and Trust
               Company and Registrant (1)
10(A)          Rule 12b-1 Distribution Plan (1)
  (B)          Multiple Class Plan (1)
11             Opinion and consent of counsel as to the legality of
               the shares being issued (2)
12             Tax opinion and consent of counsel (3)
13             Not applicable
14             Consent of KPMG Peat Marwick LLP (2)
15             Not applicable
16             Powers of Attorney (2)
17(A)          Forms of Proxy Card (2)
  (B)          Registrant's Rule 24f-2 Declaration (1)
----------------------

(1) Incorporated by reference to Registrant's registration statement (File Nos. 333-36033/811-08367) (the "Registration Statement") dated October 8, 1997.
(2)      Filed herewith.
(3)      To be filed by amendment.

Item 17.          Undertakings.

         (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus that is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

         (3) The undersigned Registrant agrees to file, by post-effective amendment, opinions of counsel or copies of an Internal Revenue Service ruling supporting the tax consequences of the proposed Reorganizations within a reasonable time after receipt of such opinions or rulings.

                                   SIGNATURES

         As required by the Securities Act of 1933, this Registration Statement has been signed on behalf of the Registrant, in the City of New York and State of New York, on the 9th day of October, 1997.

                            EVERGREEN MUNICIPAL TRUST

                                            By:      /s/ John J. Pileggi
                                                     ----------------------
                                                     Name:  John J. Pileggi
                                                     Title: President

         As required by the Securities Act of 1933, the following persons have signed this Registration Statement in the capacities on the 9th day of October, 1997.

Signatures                                      Title
----------                                      -----

/s/John J. Pileggi                              President and
------------------                              Treasurer
John J. Pileggi

/s/Laurence B. Ashkin*                          Trustee
---------------------
Laurence B. Ashkin

/s/Charles A. Austin III*                       Trustee
-------------------------
Charles A. Austin III

/s/K. Dun Gifford*                              Trustee
-----------------
K. Dun Gifford

/s/James S. Howell*                             Trustee
------------------
James S. Howell

/s/Leroy Keith, Jr.*                            Trustee
-------------------
Leroy Keith, Jr.

/s/Gerald M. McDonnell*                         Trustee
----------------------
Gerald M. McDonnell

/s/Thomas L. McVerry*                           Trustee
--------------------
Thomas L. McVerry

/s/William Walt Pettit*                         Trustee
---------------------
William Walt Pettit

/s/David M. Richardson*                         Trustee
----------------------
David M. Richardson

/s/Russell A. Salton III*                       Trustee
-------------------------
Russell A. Salton III

/s/Michael S. Scofield*                         Trustee
----------------------
Michael S. Scofield

/s/Richard J. Shima*                            Trustee
-------------------
Richard J. Shima

* By:             /s/Martin J. Wolin
                  ------------------
                  Martin J. Wolin
                  Attorney-in-Fact

         Martin J. Wolin, by signing his name hereto, does hereby sign this document on behalf of each of the above-named individuals pursuant to powers of attorney duly executed by such persons and included as Exhibit 16 to this Registration Statement.

                                INDEX TO EXHIBITS

N-14
EXHIBIT NO.

11                         Opinion and Consent of Sullivan & Worcester LLP
14                         Consent of KPMG Peat Marwick LLP
16                         Powers of Attorney
17(a)                      Forms of Proxy
--------------------